7.6



07020882

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS

PROCESSED

FEB 12 2007

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03764

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 2/8/07

File No. 82-3764


NATIONAL
BANK
OF CANADA

ARIS
10-31-06

2006 Annual Report

Consolidated Financial Statements

Consolidated Financial Statements

Table of contents





Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information contained in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* (Canada) with respect to the protection of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were granted full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Réal Raymond
President and
Chief Executive Officer

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, Canada, November 30, 2006

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Montreal, Canada, November 30, 2006

Consolidated Statement of Income

Year ended October 31

(millions of dollars)	Note	2006	2005
Interest income			
Loans		2,648	2,122
Securities		960	739
Deposits with financial institutions		314	193
		3,922	3,054
Interest expense			
Deposits		1,877	1,109
Subordinated debentures		90	100
Other		663	404
		2,630	1,613
Net interest income		1,292	1,441
Other income			
Financial market fees		629	682
Deposit and payment service charges		208	201
Trading revenues		317	192
Gains on investment account securities, net		180	91
Card service revenues		61	63
Lending fees		251	246
Acceptances, letters of credit and guarantee		68	61
Securitization revenues	6	175	194
Foreign exchange revenues		98	76
Trust services and mutual funds		324	281
Other		242	175
		2,553	2,262
Total revenues		3,845	3,703
Provision for credit losses	5	77	33
Operating expenses			
Salaries and staff benefits		1,479	1,451
Occupancy		164	160
Technology		387	380
Communications		74	81
Professional fees		145	136
Other		339	291
		2,588	2,499
Income before income taxes and non-controlling interest		1,180	1,171
Income taxes	18	277	291
		903	880
Non-controlling interest		32	25
Net income		871	855
Dividends on preferred shares	16	21	26
Net income available to common shareholders		850	829
Average number of common shares outstanding (thousands)	19		
Basic		162,851	166,382
Diluted		165,549	168,964
Earnings per common share (dollars)	19		
Basic		5.22	4.98
Diluted		5.13	4.90
Dividends per common share (dollars)	16	1.96	1.72

Consolidated Balance Sheet

As at October 31

(millions of dollars)	Note	2006	2005
ASSETS			
Cash		268	227
Deposits with financial institutions		10,611	10,087
Securities			
Investment account	3	6,814	6,869
Trading account	3	31,864	26,183
		38,678	33,052
Securities purchased under reverse repurchase agreements		7,592	7,023
Loans	4, 5 and 6		
Residential mortgage		15,230	15,677
Personal and credit card		11,280	9,796
Business and government		20,679	19,047
		47,189	44,520
Allowance for credit losses		(426)	(451)
		46,763	44,069
Other			
Customers' liability under acceptances		3,725	3,242
Fair value of trading derivative financial instruments	21	2,269	2,390
Premises and equipment	8	383	355
Goodwill	9	683	662
Intangible assets	9	177	178
Other assets	10	5,736	6,685
		12,973	13,512
		116,885	107,970
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	11		
Personal		29,164	26,385
Business and government		33,998	29,878
Deposit-taking institutions		8,602	5,956
Deposit from NBC Capital Trust		225	-
		71,989	62,219
Other			
Acceptances		3,725	3,242
Obligations related to securities sold short		15,621	15,504
Securities sold under repurchase agreements		9,517	12,915
Fair value of trading derivative financial instruments	21	1,646	1,846
Other liabilities	12	7,574	6,058
		38,083	39,565
Subordinated debentures	13	1,449	1,102
Non-controlling interest	14	576	487
Shareholders' equity			
Preferred shares	16	400	400
Common shares	16	1,566	1,565
Contributed surplus		21	13
Unrealized foreign currency translation adjustments		(92)	(26)
Retained earnings		2,893	2,645
		4,788	4,597
		116,885	107,970

Réal Raymond
President and Chief Executive Officer

Pierre Bourgie
Director

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31

(millions of dollars)	Note	2006	2005
Preferred shares at beginning		400	375
Issuance of preferred shares, Series 16		–	200
Redemption of preferred shares, Series 13, for cancellation		–	(175)
Preferred shares at end	16	400	400
Common shares at beginning		1,565	1,545
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		15	12
Stock Option Plan		35	46
Repurchase of common shares for cancellation		(48)	(39)
Impact of shares acquired or sold for trading purposes		(1)	1
Common shares at end	16	1,566	1,565
Contributed surplus at beginning		13	7
Stock option expense	17	12	6
Stock options exercised		(4)	–
Contributed surplus at end		21	13
Unrealized foreign currency translation adjustments at beginning		(26)	(10)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes		(66)	(16)
Unrealized foreign currency translation adjustments at end		(92)	(26)
Retained earnings at beginning		2,645	2,287
Net income		871	855
Impact of initial adoption of AcG-15		–	1
Dividends			
Preferred shares	16	(21)	(26)
Common shares	16	(320)	(286)
Premium paid on common shares repurchased for cancellation	16	(261)	(185)
Other adjustments, net of income taxes		(21)	(1)
Retained earnings at end		2,893	2,645
Shareholders' equity		4,788	4,597

Consolidated Statement of Cash Flows

Year ended October 31

(millions of dollars)	2006	2005
Cash flows from operating activities		
Net income	871	855
Adjustments for:		
Provision for credit losses	77	33
Amortization of premises and equipment	69	63
Future income taxes	21	(31)
Translation adjustment on foreign currency subordinated debentures	(3)	(11)
Gains on sale of investment account securities, net	(180)	(91)
Gains on asset securitizations and other transfers of receivables, net	(98)	(124)
Stock option expense	12	6
Change in interest payable	185	(73)
Change in interest and dividends receivable	(45)	11
Change in income taxes payable	33	6
Change in net fair value amounts on trading derivative financial instruments	(79)	(195)
Change in trading account securities	(5,681)	(5,622)
Change in other items	2,415	(2,144)
	(2,403)	(7,317)
Cash flows from financing activities		
Change in deposits	9,545	8,492
Issuance of deposit to NBC Capital Trust	225	-
Issuance of subordinated debentures	500	350
Repurchase of subordinated debentures	(150)	(350)
Issuance of common shares	50	58
Issuance of preferred shares	-	200
Repurchase of common shares for cancellation	(309)	(224)
Repurchase of preferred shares for cancellation	-	(175)
Dividends paid on common shares	(311)	(278)
Dividends paid on preferred shares	(21)	(27)
Change in obligations related to securities sold short	117	5,300
Change in securities sold under repurchase agreements	(3,398)	4,733
Change in other items	(78)	(19)
	6,170	18,060
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	4,028	(3,594)
Change in loans (excluding securitization)	(5,092)	(6,559)
Proceeds from securitization of new assets and other transfers of receivables	2,321	3,069
Maturity of securitized assets	-	(706)
Purchases of investment account securities	(24,630)	(14,052)
Sales of investment account securities	24,865	14,768
Change in securities purchased under reverse repurchase agreements	(569)	(2,527)
Consolidation of assets on initial adoption of AcG-15	-	(132)
Net acquisitions of premises and equipment	(97)	(67)
	826	(9,800)
Increase in cash and cash equivalents	4,593	943
Cash and cash equivalents at beginning	6,276	5,333
Cash and cash equivalents at end	10,869	6,276
Cash and cash equivalents		
Cash	268	227
Deposits with financial institutions	10,611	10,087
Less: amount pledged as collateral	(10)	(4,038)
	10,869	6,276
Supplementary information		
Interest paid	2,445	1,686
Income taxes paid during the year	217	243

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with Section 308(4) of the *Bank Act* (Canada), which states that the Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 27.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect assets and liabilities, income and other related information. The most significant assets and liabilities subject to estimates and assumptions by Management are the allowance for credit losses, fair value financial instruments, the valuation of investment account securities, asset securitization, goodwill and intangible assets, pension plans and other employee future benefits, income taxes, the provision for contingencies and variable interest entities ("VIEs"). If actual results differ from these estimates, the impact is recognized in future periods.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries and VIEs where the Bank is the primary beneficiary, as defined in Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" ("AcG-15"), after elimination of intercompany transactions and balances. AcG-15 provides guidance for applying the principles in Section 1590 "Subsidiaries" of the CICA Handbook to certain entities defined as VIEs. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns or absorbs the majority of the entity's expected losses, or both.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in "Other assets" in the Consolidated Balance Sheet. The Bank's share of income (loss) from these companies is included in "Other income" in the Consolidated Statement of Income under "Other."

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control, whereby only the Bank's prorata share of assets, liabilities, revenues and expenses is consolidated.

Translation of foreign currencies

Monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies as well as all assets and liabilities of its self-sustaining branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using average exchange rates.

Translation gains and losses arising from the translation of the financial statements of self-sustaining branches and subsidiaries, including the related impact of hedging and income taxes, are recorded in "Unrealized foreign currency translation adjustments" in the Consolidated Balance Sheet. Translation gains and losses arising from operations in integrated branches and subsidiaries are included in the Consolidated Statement of Income.

Cash and deposits with financial institutions

Cash and deposits with financial institutions consist of cash and cash equivalents. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, including net receivables related to cheques and other items in the clearing process, as well as the net amount of cheques and other items in transit.

Securities

Securities are held, depending on Management's intentions, in the investment or trading account. The Bank records securities transactions on a trade date basis.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions favour other types of investment. Equity securities are stated at acquisition cost if the Bank does not exercise a significant influence over the investee. Debt securities are stated at unamortized acquisition cost, and any premiums or discounts are amortized using the effective yield method over the period to maturity or disposal of the security. Dividend and interest income as well as the amortization of premiums and discounts are recorded in "Interest income." Gains or losses realized on the disposal of securities, determined using the average cost method, are recorded in "Other income."

Investment account securities are valued periodically to determine whether there is an objective indication of an other-than-temporary impairment in value. When making this valuation, the Bank takes into account the duration and the materiality of the impairment in relation to the carrying value, the financial condition and near-term prospects of the issuer as well as the Bank's ability and intent to hold the investment until it recovers

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

its carrying value. If there is an objective indication of an other-than-temporary impairment, the carrying value of the investment account securities will be adjusted to reflect its net realizable value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income.

Trading account securities, generally purchased for resale in the short term, are presented at fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities or using other methods. Dividend and interest income are recorded in "Interest income." Realized and unrealized gains or losses on these securities are recorded in "Other income."

Securities purchased under reverse repurchase agreements and sold under repurchase agreements

The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

Loans

A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is reduced to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded to "Provision for credit losses." For any subsequent change in their fair value, gains and losses are recognized under "Other income" in the Consolidated Statement of Income. Gains must not exceed losses of value recognized after the foreclosure date. Revenue generated by foreclosed assets as well as operating expenses are recognized in the Consolidated Statement of Income as "Other income" under "Other."

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses." Subsequent to the date of foreclosure, these assets are recorded as premises and equipment and are subjet to the same accounting rules.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. If there is a reasonable expectation that a commitment will result in a loan, commitment fees are amortized to interest income over the term of the loan; otherwise, they are included in "Other income" over the term of the commitment. Loan syndication fees are recorded to "Other income," unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan. Certain mortgage loan prepayment fees are recognized in the Consolidated Statement of Income under "Lending fees" when earned.

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. This allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative instruments, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

The allocated general allowance for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios determined through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization
The Bank securitizes residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to qualifying special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Gains and losses on securitization transactions are recognized in income on the transaction date.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are carried in the Consolidated Statement of Income under "Securitization revenues." Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of expected future cash flows based on assumptions regarding credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues."

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities."

Acceptances and customers' liability under acceptances
The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

Premises and equipment
Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) Straight-line
(b) Diminishing balance
(c) Over the lease term plus the first renewal option

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

Goodwill

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment has been determined.

Intangible assets

The intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets. They are mainly composed of management contracts and are recorded at fair value at the time of acquisition. Since these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined. Intangible assets with finite useful lives are amortized over their useful lives. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to income.

Obligations related to securities sold short

These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded as liabilities at fair value; obligations related to securities that are used as hedges are accounted for at unamortized cost. Realized and unrealized gains and losses on trading activities are recorded in "Trading revenues" in the Consolidated Statement of Income.

Gains and losses on securities sold short used for hedging purposes are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Income taxes

The Bank provides for income taxes under the asset and liability method. It determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments

Certain types of derivatives are used to meet the risk management, investment and trading needs of the Bank and its clients.

The main derivative instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forwards, options and swaps.

Trading derivatives

Derivatives used to accommodate the needs of clients and enable the Bank to generate income from its trading activities are recognized on a fair value basis. Derivatives with a positive fair value are presented as assets, and derivatives with a negative fair value as liabilities, in the Consolidated Balance Sheet. Realized and unrealized gains and losses on trading activities are recorded in "Other income" in the Consolidated Statement of Income.

Non-trading derivatives

The Bank also uses derivative instruments in its own risk management and investment activities.

Derivative instruments used to manage the Bank's own risks, in particular interest and exchange rate risks, are recorded using hedge accounting, when appropriate. Non-trading derivatives that do not qualify for hedge accounting are carried at fair value in assets or liabilities. Realized and unrealized gains and losses on these non-trading derivatives are recorded in "Other income" in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

Hedge accounting

Documentation

The Bank prepares formal documentation for all hedging relationships which identifies the hedging derivative and the specific asset or liability or cash flow being hedged. It also documents the risk management objective and strategy used for all hedging activities. The Bank also systematically determines, at inception of the hedge and over the term of the hedging relationship, whether changes in the fair value or cash flows of the hedged item can be effectively offset by changes in the fair value or cash flows of the hedging derivative.

Recognition

When the derivative is designated and deemed effective as a fair value or cash flow hedge, the related gains and losses are recorded in "Other income" in the Consolidated Statement of Income at the same time as the gains and losses on the assets or liabilities hedged.

Discontinuance of hedge accounting

Realized and unrealized gains and losses on terminated derivatives or derivatives that have ceased to be effective before they expire are presented with assets or liabilities in the Consolidated Balance Sheet and recognized in "Other income" in the Consolidated Statement of Income, in the period during which the underlying hedged item is recognized. Should the derivative once again qualify for hedge accounting, any fair value already presented in the Consolidated Balance Sheet will be amortized to "Other income" over the remaining term of the hedged item. If a designated hedged item is sold, terminated or expires before the related derivative expires, any realized or unrealized gain or loss on the derivative is recognized in "Other income" in the Consolidated Statement of Income.

Equity-linked deposit contracts

The Bank recognizes the fair value of certain deposit obligations that vary according to the performance of certain securities or equity indexes and entitle investors, after a predetermined period, to receive a given percentage of their capital or a variable amount, whichever is greater, based on the performance of an equity index or shares. Future fluctuations in fair value are reflected in the Consolidated Statement of Income as they arise.

Insurance revenues and expenses

Premiums less claims and changes in actuarial liabilities are reflected in "Other income." Income from securities held by the insurance subsidiaries is included in "Interest income" in the Consolidated Statement of Income. Amortization of deferred gains and losses on the disposal of securities is included in "Other income." Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management

The Bank administers and manages assets that are owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in "Other income" as the services are provided.

Employee future benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

The Bank records its benefit obligation under employee pension plans and the related costs, net of plan assets.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension and post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value, while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization over the average remaining service lives of employees of actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in "Other assets" in the Consolidated Balance Sheet, while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in "Other liabilities."

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans

The Bank has several stock-based compensation plans: the Stock Option Plan, the Stock Appreciation Rights (SAR) Plan, the Deferred Stock Unit (DSU) Plan, the Restricted Stock Unit (RSU) Plan, the Deferred Compensation Plan of National Bank Financial and the Employee Share Ownership Plan.

These plans are described in detail in Note 17 to the consolidated financial statements.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model. This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in compensation expense and contributed surplus. When the options are exercised, the contributed surplus is credited to common share paid-up capital. The proceeds received from the employees when these options are exercised are also credited to common share paid-up capital.

SARs are recorded at intrinsic value by measuring, on an ongoing basis and until the SARs are exercised, the excess of the price of the Bank's common stock over the exercise price of the option. The obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and the corresponding amount is included in "Other liabilities." When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. When a SAR is exercised, the Bank makes a cash payment equal to the increase in the stock price since the date of the award.

The obligation that results from the award of a DSU is generally recognized in income on a straight-line basis over the vesting period, and a corresponding amount is included in "Other liabilities." The compensation expense for the other plans is recognized in income in the period in which the corresponding services are received. The change in the obligation attributable to variations in the stock price and dividends paid on common shares for these plans is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. On the redemption date, the Bank makes a cash payment equal to the value of the common shares on that date.

The Bank uses derivative instruments to hedge the risks associated with some of these plans. The compensation expense for these plans is recognized, net of related hedges, in the Consolidated Statement of Income.

The Bank's contributions to the Employee Share Ownership Plan are expensed as incurred.

Recent accounting standards adopted

No new accounting standard was adopted in fiscal 2006.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2006.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | Accounting Standards Pending Adoption

In January 2005, the CICA issued three new accounting standards: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The significant accounting policies relating to financial instruments that the Bank will apply effective November 1, 2006 are summarized below.

Measurement

The new accounting standards for financial instruments require that all financial assets and liabilities be classified according to their characteristics, management's intention, or the choice of category in certain circumstances. All financial assets must be classified as either held for trading, held to maturity, available for sale or as loans and receivables. Financial liabilities must be classified as held for trading or not held for trading.

When they are initially recognized, all financial assets and liabilities will be recorded at fair value on the Consolidated Balance Sheet. In subsequent periods, financial instruments will be valued at fair value, except for items that are classified in the following categories, which will be measured at amortized cost: loans and receivables, securities held to maturity and financial liabilities not held for trading purposes. Securities classified as held to maturity and as available for sale will be measured periodically to determine whether an objective indication of impairment exists. If such evidence exists, the carrying amount of the securities will be adjusted to its fair value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income. Finally, obligations related to securities sold short as well as all derivatives, including embedded derivatives that have to be accounted for separately, will be recorded at fair value on the Consolidated Balance Sheet.

In the case of financial assets or liabilities classified as held for trading, all transaction costs directly attributable to the acquisition or issuance of these financial instruments will be recorded in the Consolidated Statement of Income when initially recognized. In the case of financial assets or liabilities that are not classified as held for trading, the transaction costs will be added to the value of the financial instrument and will be amortized, if applicable, using the effective interest rate method.

The standard also allows any financial instrument to be irrevocably designated as held for trading when it is first recognized ("fair value option"); as a result, it will be measured at fair value with the gains and losses being recognized in the Consolidated Statement of Income during the period in which they arise. The Superintendent issued guidelines limiting the circumstances under which this option may be used. The Bank plans on using this option, among others, if, in accordance with a documented risk management strategy, doing so allows the Bank to eliminate or significantly reduce a measurement or recognition inconsistency, and if the fair values are reliable.

Recognition of Financial Assets and Liabilities

Securities

Securities will be classified as securities held for trading, held to maturity, or available for sale. The Bank will continue to recognize securities transactions on the trade date.

Held for trading

Trading account securities will continue to be recognized at their fair value, and the realized and unrealized gains and losses will be recorded in the Consolidated Statement of Income.

Held to maturity

Securities held to maturity are financial assets for which the Bank would have the positive intention and ability to hold to maturity. The Bank does not plan on classifying securities in this category.

Available for sale

Securities that will not be classified as held for trading or held to maturity will be classified as available for sale. These securities will be recognized at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which will be recognized at cost.

Unrealized gains and losses related to securities available for sale will be recognized, net of income taxes, and as long as they are not hedged by derivative products under a fair-value hedging relationship, in "Accumulated other comprehensive income." Upon the disposal or recognized impairment of these securities, these gains or losses will be reclassified in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | Accounting Standards Pending Adoption (cont.)

Deposits with financial institutions, securities purchased under reverse repurchase agreements or securities sold under repurchase agreements, loans, deposits and subordinated debentures

These financial instruments will continue to be recorded at amortized cost using the effective interest rate method.

Embedded derivatives

An embedded derivative is a component of a financial instrument or another contract, the characteristics of which are similar to a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument that has a host contract and an embedded derivative.

The new accounting standard requires an embedded derivative to be accounted for separately if, and only if, the following three conditions are met: the characteristics and the economic risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that satisfies the definition of a derivative, and the hybrid contract is not recorded at fair value.

The Bank selected November 1, 2002 as its transition date for embedded derivatives.

Establishing fair value

Fair value is the amount at which a financial instrument – which is quoted on an active market with an exchange, dealer, broker, industry group, or pricing service – could be exchanged between willing, unrelated parties on an open market. When a financial instrument is initially recognized, its fair value is generally the value of the consideration paid or received. In cases where the fair value is not quoted on an active market, fair value can be established by comparing the instrument to observable market transactions involving an identical instrument, without modification or repackaging, or is based on a valuation technique whose variables include observable market data.

Subsequent to the initial recognition, the fair value of a financial asset quoted on an active market is generally the bid price and, for a financial liability quoted on an active market, the fair value is generally the ask price. If a financial instrument's market is not active, fair value is established using valuation techniques that rely on observable market data. These valuation techniques include, among others, the use of available observable information on similar transactions, discounted cash flow analysis, option pricing models, and other valuation methods commonly used by market participants.

<u>Securities</u>

The fair value of securities is based on quoted market prices. In the absence of an organized market, fair value is established using the quoted market prices of similar securities.

<u>Derivative financial instruments</u>

The fair value of derivative financial instruments is determined without taking into consideration master netting agreements. When available, quoted market prices are used to determine the fair value of derivative financial instruments. Otherwise, fair value is determined using pricing models that consider current market prices and the contractual prices of underlying instruments, the time value of money, yield curves, volatility and credit risk factors.

Hedges

The Bank uses derivative financial instruments as part of its risk management activities. When hedge accounting is appropriate, the hedging relationship is designated a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge

In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the gains or losses attributable to the hedged risk, which are carried to "Other income" in the Consolidated Statement of Income. The change in the fair value of the hedging item will be carried to "Other income" in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies as an effective hedge or if the hedging item is terminated or sold. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative fair value adjustments to the carrying amount of the hedged item are amortized using the effective interest rate method and presented in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative fair value adjustments to the carrying amount of the hedged item are immediately carried to "Other income" in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | Accounting Standards Pending Adoption (cont.)

Cash flow hedge

In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of the changes in fair value of the hedging item is recognized in "Accumulated other comprehensive income," whereas the ineffective portion is recognized in "Other income" in the Consolidated Statement of Income.

The amounts recognized in "Accumulated other comprehensive income" with respect to cash flow hedges are reclassified in the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

When the derivative instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in "Accumulated other comprehensive income" will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

Hedge of a net investment in a self-sustaining foreign operation

Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in "Accumulated other comprehensive income," whereas the ineffective portion is recorded in "Other income" in the Consolidated Statement of Income.

Comprehensive income

A statement entitled "Consolidated Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements. Comprehensive income consists of net income plus "Other comprehensive income." In addition to unrealized gains or losses on available-for-sale financial assets, "Other comprehensive income" will include the unrealized exchange gains or losses arising from self-sustaining foreign operations (net of hedge transactions) and the effective portion of the changes in the fair value of the cash flow hedging instruments. "Accumulated other comprehensive income" will be presented separately in shareholders' equity.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore, those financial statements will not be restated.

As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes.

The following items will specifically be recognized as an adjustment to the opening balance of retained earnings, net of income taxes:
- Deferred gains on previous disposals of securities from life insurance activities;
- Deferred amounts and the difference between the carrying amount and the fair value of derivatives or non-derivatives that no longer meet the hedging criteria;
- The difference between the carrying amount and the fair value of financial assets and liabilities designated as held for trading under the fair value option;
- The impacts of embedded derivatives;
- The ineffective portion of the gain or loss on the hedging item for cash flow and fair value hedging relationships;
- The impact of the use of the effective interest rate method to amortize transaction costs.

The following items will be recognized as an adjustment to the opening balance of "Accumulated other comprehensive income," net of income taxes:
- The difference between the carrying amount and the fair value of securities classified as available for sale;
- Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions;
- The portion of the gain or loss on the hedging item that is considered to be an effective cash flow hedge.

These transition adjustments, which will be recognized as at November 1, 2006 in opening retained earnings and in the opening balance of "Accumulated other comprehensive income," should not have a material impact on the Bank's Consolidated Balance Sheet.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

3 | Securities

Securities held are as follows:

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	2006 Total	2005 Total
Investment account (unamortized cost)							
Securities issued or guaranteed by							
Canada	666	1,568	58	16	112	**2,420**	2,282
Provinces	259	490	241	30	–	**1,020**	386
Municipalities or school boards	–	–	–	–	–	–	34
U.S. Treasury and other U.S. agencies	952	5	5	–	–	**962**	1,007
Other debt securities	107	428	273	110	191	**1,109**	1,848
Equity securities (cost)	33	169	9	17	1,075	**1,303**	1,312
Total carrying value	2,017	2,660	586	173	1,378	**6,814**	6,869
Trading account							
Securities issued or guaranteed by							
Canada	4,493	3,667	683	569	–	**9,412**	8,020
Provinces	757	2,056	1,166	1,767	–	**5,746**	4,966
Municipalities or school boards	62	167	148	59	–	**436**	470
Other debt securities	4,106	1,936	1,450	638	–	**8,130**	6,041
Equity securities	2	3	1	23	8,111	**8,140**	6,686
	9,420	7,829	3,448	3,056	8,111	**31,864**	26,183
Total carrying value of securities						**38,678**	33,052

Gross unrealized gains (losses) are as follows:

	2006				2005			
	Carrying Value	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Carrying Value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	**2,420**	**12**	**(9)**	**2,423**	2,282	26	(4)	2,304
Provinces	**1,020**	**5**	**–**	**1,025**	386	8	(3)	391
Municipalities or school boards	**–**	**–**	**–**	**–**	34	–	–	34
U.S. Treasury and other U.S. agencies	**962**	**–**	**(9)**	**953**	1,007	–	(14)	993
Other debt securities	**1,109**	**4**	**(5)**	**1,108**	1,848	6	(11)	1,843
Equity securities	**1,303**	**185**	**(57)**	**1,431**	1,312	109	(43)	1,378
Total investment account	**6,814**	**206**	**(80)**	**6,940**	6,869	149	(75)	6,943

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

4 | Loans and Impaired Loans

Loans

					2006	2005
	Term to maturity(1)					
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total gross amount	Total gross amount
Residential mortgage	7,851	2,450	4,568	361	15,230	15,677
Personal and credit card	10,194	552	466	68	11,280	9,796
Business and government	13,924	694	1,518	4,543	20,679	19,047
	31,969	3,696	6,552	4,972	47,189	44,520

(1) Based on the earlier of the contractual repricing date or maturity.

Impaired Loans

	2006			2005		
	Impaired loans			Impaired loans		
	Gross	Specific allowances	Net balance	Gross	Specific allowances	Net balance
Residential mortgage	13	2	11	10	2	8
Personal and credit card	36	16	20	35	18	17
Business and government	185	100	85	215	123	92
	234	118	116	260	143	117
General allowance(2)			(308)			(308)
Impaired loans, net of specific and general allowances			(192)			(191)

(2) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5 | Allowance for Credit Losses

The changes made to allowances during fiscal 2006 and 2005 are as follows:

	Specific allowances	General allowance	2006 Total	Specific allowances	General allowance	2005 Total
Allowances at beginning	143	308	451	228	350	578
Provision for credit losses	77	-	77	75	(42)	33
Write-offs	(166)	-	(166)	(215)	-	(215)
Recoveries	64	-	64	55	-	55
Allowances at end	118	308	426	143	308	451

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 Transfers of Receivables

Asset securitization

New securitization activities

CMHC-insured mortgage loans and credit card receivables

The Bank securitizes residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sold credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues." The table below summarizes new securitization activities for 2006 and 2005.

	2006(1)	2005	2005
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	**2,180**	1,845	795
Retained interests	**63**	79	21
Retained servicing liability	**(13)**	(11)	(4)
	2,230	1,913	812
Receivables securitized and sold	**2,200**	1,854	800
Gain before income taxes, net of transaction fees	**30**	59	12
Mortgage-backed securities created and retained included in "Securities – Investment Account"	**674**	276	–

(1) There was no new credit card receivables securitization in 2006.

Personal loans

Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totalling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding totalled $309 million as at October 31, 2006 ($309 million as at October 31, 2005) and will mature in July 2007.

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2006 and 2005 were as follows:

	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Weighted average term (months)	**30.2**	27.5	**–**	–	**14.3**	13.1
Payment rate	**–**	–	**31.9%**	31.6%	**–**	–
Prepayment rate	**20.0%**	20.0%	**–**	–	**30.0%**	30.0%
Excess spread, net of credit losses	**1.2%**	1.8%	**9.9%**	10.4%	**1.3%**	1.3%
Expected credit losses	**–**	–	**3.8%**	3.5%	**1.7%**	1.7%
Discount rate	**4.1%**	3.3%	**17.0%**	17.0%(1)	**17.0%**	17.0%(1)

(1) Since August 1, 2005 (previously 21%)

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 | Transfers of Receivables (cont.)

Summary of securitized assets

	2006			2005		
	Securitized assets	Impaired loans	Net credit losses	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
– insured	5,639(1)	–	–	4,395(1)	–	–
– other(2)	122	–	–	186	–	–
Credit card receivables	1,200	7	45	1,200	7	41
Personal loans	125(3)	1	3	222(3)	1	6
Total	7,086	8	48	6,003	8	47

(1) Includes $836 million of mortgage-backed securities created and unsold in 2006 (2005: $316 million). These securities are presented in the Consolidated Balance Sheet under "Securities – Investment account."

(2) During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust.

(3) The trust holding personal loans also holds $60 million of mortgage-backed securities created by the Bank in 2006 (2005: $87 million).

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues

	Gains (losses) on sale of assets		Servicing revenues		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Mortgage loans								
– insured	30	59	13	10	–	–	43	69
– other	–	–	–	–	2	8	2	8
Credit card receivables	67	68	17	13	41	29	125	110
Personal loans	–	(1)	1	4	4	4	5	7
Total	97	126	31	27	47	41	175	194

Impact of securitization activities on certain items in the Consolidated Balance Sheet

	Investment account securities				Other liabilities	
	Retained interests		Cash deposits at a trust		Servicing liability	
	2006	2005	2006	2005	2006	2005
Mortgage loans						
– insured	127	125	–	–	22	19
– other	–	–	20	20	–	–
Credit card receivables	29	31	2	2	6	6
Personal loans	1	2	12	16	1	2
Total	157	158	34	38	29	27

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 | Transfers of Receivables (cont.)

Cash flows from securitization activities

	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Proceeds from new securitizations	**2,180**	1,845	**–**	795	**–**	–
Proceeds collected and reinvested in revolving securitizations	**–**	–	**3,508**	3,092	**38**	268
Cash flows from retained interests in securitizations	**71**	60	**126**	81	**6**	16

Sensitivity of key assumptions to adverse changes

As at October 31, the sensitivity of the current fair value of retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Assumptions	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Prepayment rate	**20.0%**	20.0%	**31.9%**	31.6%	**30.0%**	30.0%
Impact on fair value of 10% adverse change	**$ (4.0)**	$ (4.0)	**$ (2.5)**	$ (2.6)	**–**	$ (0.1)
Impact on fair value of 20% adverse change	**$ (7.9)**	$ (7.9)	**$ (4.6)**	$ (4.8)	**–**	$ (0.1)
Excess spread, net of credit losses	**1.5%**	1.6%	**9.9%**	10.4%	**1.3%**	1.3%
Impact on fair value of 10% adverse change	**$ (12.7)**	$ (12.5)	**$ (2.8)**	$ (3.0)	**$ (0.1)**	$ (0.2)
Impact on fair value of 20% adverse change	**$ (25.4)**	$ (25.1)	**$ (5.7)**	$ (6.0)	**$ (0.2)**	$ (0.5)
Expected credit losses	**–**	–	**3.8%**	3.5%	**1.7%**	1.7%
Impact on fair value of 10% adverse change	**–**	–	**$ (1.1)**	$ (1.0)	**$ (0.1)**	$ (0.3)
Impact on fair value of 20% adverse change	**–**	–	**$ (2.2)**	$ (2.0)	**$ (0.2)**	$ (0.6)
Discount rate	**3.9%**	3.8%	**17.0%**	17.0%(1)	**17.0%**	17.0%(1)
Impact on fair value of 10% adverse change	**$ (0.6)**	$ (0.6)	**$ (0.1)**	$ (0.1)	**–**	–
Impact on fair value of 20% adverse change	**$ (1.2)**	$ (1.1)	**$ (0.2)**	$ (0.3)	**–**	–

(1) Since August 1, 2005 (previously 21%)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in the Consolidated Statement of Income under "Other income." The table below summarizes the other transfers carried out by the Bank:

	2006	2005
Net cash proceeds	**141**	429
Insured and uninsured mortgage loans sold	**140**	431
Gain (loss) before income taxes	**1**	(2)

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

7 | Variable Interest Entities

The VIEs in which the Bank holds a significant variable interest but for which it is not the primary beneficiary under AcG-15 are described below. The maximum risk of loss arising from these variable interests is primarily investments in these entities and the backstop liquidity facilities granted to them in the event of a market disruption and the fair value of the derivative contracts concluded with these entities.

Securitization entities

The Bank carries out transactions in which certain assets such as mortgage loans, credit card receivables and personal loans are sold to entities that finance their acquisition through the issuance of term bonds or commercial paper. These entities are qualifying special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are therefore exempt from the consolidation requirements under AcG-15. Asset securitization operations are described in Note 6 to the consolidated financial statements. The Bank provides backstop liquidity facilities under a commercial paper conduit program. The details of these facilities are presented in Note 20 to the consolidated financial statements. Moreover, the Bank has concluded a derivative contract with one of these special purpose entities. The fair value of this derivative is presented on the Bank's Consolidated Balance Sheet.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. These backstop liquidity facilities are presented and described in Note 20 to the consolidated financial statements. The rights to collect fees for all services rendered to this SPE are variable interests. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the SPE were $683 million as at October 31, 2006 ($1.2 billion as at October 31, 2005).

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell, to purchasers, fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The rights to collect fees as financial agent and administrator are variable interests. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $4.2 billion as at October 31, 2006 ($3.9 billion as at October 31, 2005).

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of the expected losses and/or receive the majority of the expected residual returns of these entities. As at October 31, 2006, the recorded value of the Bank's total investment was $90 million ($144 million as at October 31, 2005). The total assets of all these entities amounted to $6.4 billion ($2.6 billion as at October 31, 2005). Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 20 to the consolidated financial statements.

8 | Premises and Equipment

			2006	2005
	Cost	Accumulated amortization	**Net carrying value**	Net carrying value
Land	17	–	**17**	18
Buildings	189	94	**95**	99
Equipment and furniture	636	473	**163**	132
Leasehold improvements	372	264	**108**	106
	1,214	831	**383**	355
Amortization for the year			**69**	63

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

9 Goodwill and Intangible Assets

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite lives. No impairment loss was recorded in 2006 or 2005.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2004	49	421	192	662
Acquisitions	–	–	–	–
Balance as at October 31, 2005	49	421	192	662
Acquisition of Credigy Ltd.	–	–	21	21
Balance as at October 31, 2006	49	421	213	683

Intangible assets include the following:

	Cost	Accumulated amortization	2006 Net carrying value	2005 Net carrying value
Trademarks(1)	11	–	11	11
Management contracts(1)	160	–	160	160
Other	16	10	6	7
Total	187	10	177	178

(1) Not subject to amortization

10 Other Assets

	2006	2005
Interest and dividends receivable	367	322
Prepaid expenses and deferred amounts	375	386
Future income tax assets (Note 18)	138	137
Brokers' client accounts	3,948	5,010
Investments in companies subject to significant influence	151	116
Accrued benefit asset (Note 15)	339	353
Other	418	361
	5,736	6,685

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

11 Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	2006 Total	2005 Total
Personal	2,419	12,049	14,696	**29,164**	26,385
Business and government	9,700	6,047	18,251	**33,998**	29,878
Deposit-taking institutions	1,531	31	7,040	**8,602**	5,956
Deposit from NBC Capital Trust	–	–	225	**225**	–
	13,650	18,127	40,212	**71,989**	62,219

	2006					2005
	Term to maturity					
	Within 1 year	**1 to 2 years**	**2 to 5 years**	**Over 5 years**	**Total**	Total
Payable on demand and payable after notice						
Personal	**9,411**	**2,913**	**2,144**	**–**	**14,468**	11,858
Other	**10,141**	**324**	**584**	**6,260**	**17,309**	16,335
Total	**19,552**	**3,237**	**2,728**	**6,260**	**31,777**	28,193
Payable on a fixed date						
Personal	**7,799**	**3,223**	**3,613**	**61**	**14,696**	14,527
Other	**22,462**	**444**	**1,363**	**1,247**	**25,516**	19,499
Total	**30,261**	**3,667**	**4,976**	**1,308**	**40,212**	34,026
Total	**49,813**	**6,904**	**7,704**	**7,568**	**71,989**	62,219

Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank.

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the bankers' acceptance rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 will exercise their exchange rights.

Failure by the Bank to make payments or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits."

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26,645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by half of the sum of the applicable bankers' acceptance rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

11 | Deposits (cont.)

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares, Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at October 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualifies as Tier 1 capital.

12 | Other Liabilities

	2006	2005
Interest and dividends payable	819	627
Income taxes payable	178	135
Future income tax liabilities (Note 18)	59	40
Trade and other payables	1,185	814
Brokers' client accounts	3,223	2,610
Accrued benefit liability (Note 15)	115	105
Insurance-related obligations	64	82
Subsidiaries' debts to third parties	886	768
Accounts payable and deferred income	317	301
Other	728	576
	7,574	6,058

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

13 Subordinated Debentures

Subordinated debentures

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2006, the Bank issued a total of $500 million of subordinated debentures under its Canadian Medium Term Note Program that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year. The Bank also redeemed a subordinated debenture in the amount of $150 million, maturing October 17, 2011.

During the fiscal year ended October 31, 2005, the Bank issued a total of $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and thereafter, quarterly to maturity at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00%. The Bank redeemed a subordinated debenture in the amount of $350 million, maturing June 7, 2010, at a rate of 6.90%. In October 2005, the Bank also converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2006	2005
October	2011	7.50%(1)	Redeemable since October 17, 2001		–	150
October	2012	6.25%(2)	Not redeemable before October 31, 2007		300	300
April	2014	5.70%(3)	Redeemable since April 16, 2004		250	250
December	2019	4.926%(4)	Not redeemable before December 22, 2014		350	350
November	2020	4.70%(5)	Redeemable since November 2, 2005		500	–
February	2087	Floating(6)	Redeemable at the Bank's option since February 28, 1993	US 44	49	52
Total					1,449	1,102

(1) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(2) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(3) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(4) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(5) Bearing interest at a rate of 4.70% until November 2, 2015, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(6) Bearing interest at an annual rate of 1/8% above LIBOR

The subordinated debenture maturities are as follows:

2007	–
2008	–
2009	–
2010	–
2011	–
2012 to 2016	550
2017 and thereafter	899
	1,449

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

14 | Non-Controlling Interest

	Denominated in foreign currency	2006	2005
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation(1)	US 300	337	355
Mutual funds consolidated in accordance with AcG-15		110	124
Other entities consolidated in accordance with AcG-15		117	–
Other		12	8
Total		576	487

(1) Annual dividend of 8.35% payable quarterly on March 30, June 30, September 30 and December 30. These preferred shares do not have voting rights. They are redeemable at the issuer's option as of September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share will automatically be exchanged for a new First Preferred Share, Series Z of the Bank if one of the following events occurs: (i) the Bank defaults on the dividend payment for its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) at the request of the Superintendent, in accordance with subsection 485(3) of the Bank Act *(Canada).*

15 | Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans.

A retirement plan is also offered to National Bank Financial employees. The plan provides for the payment of benefits based on length of service and final average earnings of the employees covered by the plan. National Bank Financial measures the accrued benefit obligation and the fair value of plan assets for accounting purposes on October 31 of each year. The fair value of plan assets as at October 31, 2006 was $41 million (2005: $36 million), the accrued benefit obligation was $48 million (2005: $41 million) and the accrued benefit asset was $5 million (2005: $6 million). This information is not included in the following tables.

The effective dates of the most recent actuarial valuations and those of compulsory future valuations to ensure the funded status of the funded plans are:

	Date of most recent actuarial valuation	Date of compulsory actuarial valuation
Employee pension plan	December 31, 2004	December 31, 2007
Pension plan for designated employees	December 31, 2004	December 31, 2007
Post-Retirement Allowance Program	December 31, 2005	December 31, 2008

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables describe the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | **Employee Future Benefits (cont.)**

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Accrued benefit obligation				
Balance at beginning	**1,731**	1,480	**136**	116
Current service cost	**45**	37	**5**	4
Interest cost	**97**	95	**8**	8
Employee contributions	**17**	16	**–**	–
Benefits paid	**(67)**	(64)	**(5)**	(5)
Plan amendments	**2**	24	**–**	–
Actuarial losses	**69**	143	**15**	13
Balance at end	**1,894**	1,731	**159**	136
Plan assets				
Fair value at beginning	**1,638**	1,478	**–**	–
Actual return on plan assets	**175**	162	**–**	–
Bank contributions	**45**	46	**–**	–
Employee contributions	**17**	16	**–**	–
Benefits paid	**(67)**	(64)	**–**	–
Fair value at end	**1,808**	1,638	**–**	–
Funded status – plan deficit	**(86)**	(93)	**(159)**	(136)
Unamortized net actuarial losses	**393**	412	**44**	31
Unamortized past service costs	**32**	34	**–**	–
Accrued benefit asset (liability) at end	**339**	353	**(115)**	(105)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Accrued benefit asset included in "Other assets"	**339**	353	**–**	–
Accrued benefit liability included in "Other liabilities"	**–**	–	**(115)**	(105)
Net amount recorded as at October 31	**339**	353	**(115)**	(105)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2006	2005
Fair value of plan assets	**1,707**	1,541
Accrued benefit obligation	**1,821**	1,664
Funded status – plan deficit	**(114)**	(123)

As at October 31, plan assets consist of:

	2006	2005
	%	%
Asset category		
Money market	**5**	7
Bonds	**31**	27
Equities	**56**	54
Other	**8**	12
	100	100

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | **Employee Future Benefits (cont.)**

Plan assets include investment securities issued by the Bank. As at October 31, 2006, these investments totalled $129 million (2005: $128 million).

In fiscal 2006, the Bank and its subsidiaries received close to $4 million (2005: $5 million) in management fees for related management, administration and custodial services.

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Current service cost	**45**	37	**5**	4
Interest cost	**97**	95	**8**	8
Actual return on plan assets	**(175)**	(162)	**-**	-
Actuarial losses on obligation	**69**	143	**15**	13
Plan amendments	**2**	24	**-**	-
Curtailment and settlement loss	**-**	-	**-**	-
Expense before adjustments to recognize the long-term nature of employee future benefits	**38**	137	**28**	25
Difference between expected return and actual return on plan assets for year	**66**	59	**-**	-
Difference between actuarial gains recognized for year and actual actuarial gains on accrued benefit obligation for year	**(47)**	(125)	**(13)**	(12)
Difference between amortization of past service costs for year and actual plan amendments for year	**2**	(20)	**-**	-
Defined benefit expense	**59**	51	**15**	13

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**5.25**	5.50	**5.50**	5.75
Rate of compensation increase	**3.50**	3.50	**3.50**	3.50
Defined benefit expense for years ended October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Expected long-term rate of return on plan assets	**7.00**	7.25	**-**	-
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00

For measurement purposes, a 7.5% annual rate of increase (2005: 6.9%) in the per capita cost of covered healthcare benefits was assumed for 2006. The rate was assumed to decrease gradually to reach 5.5% in 2010 and remain at that level thereafter.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | Employee Future Benefits (cont.)

Sensitivity of key assumptions in 2006

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	69	8
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	-	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	15	4

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	6	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	-	-
Impact of a 1.00% increase in the expected healthcare cost trend rate	22	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(17)	(3)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2006	2005
Bank pension benefit plan contributions	45	46
Benefits paid under other benefit plans	5	5

16 | Capital Stock

Authorized

First preferred shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares

15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

Shares outstanding and dividends declared			2006	
		Shares	Dividends	
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	9	1.2125
Preferred shares and dividends	16,000,000	400	21	
Common shares at beginning	165,334,902	1,565		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	249,298	15		
Stock Option Plan	1,074,308	35		
Repurchase of common shares	(5,055,520)	(48)		
Impact of shares purchased or sold for trading	(90,637)	(1)		
Common shares at end and dividends	161,512,351	1,566	320	1.9600
Total dividends			341	

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

16 | Capital Stock (cont.)

Shares outstanding and dividends declared			2005	
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 13	–	–	8	1.2000
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	6	0.8089
Preferred shares and dividends	16,000,000	400	26	
Common shares at beginning	167,430,253	1,545		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	239,374	12		
Stock Option Plan	1,773,463	46		
Repurchase of common shares	(4,178,900)	(39)		
Impact of shares purchased or sold for trading	70,712	1		
Common shares at end and dividends	165,334,902	1,565	286	1.7200
Total dividends			312	

Characteristics of first preferred shares *(amounts in dollars)*

Series 13

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, (i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25.00 per share plus all declared and unpaid dividends at the date fixed for redemption and, (ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

Series 15

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares

On March 15, 2005, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.303125 per share, Series 16, for a consideration of $194 million, net of fees of $6 million.

On August 15, 2005, the Bank redeemed for cancellation all 7,000,000 first preferred shares with non-cumulative dividends, Series 13, at a price equal to $25.00 per share, plus $0.40 per share, representing all declared and unpaid dividends until the date of redemption.

Repurchase of common shares

On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at October 31, 2006, the Bank had completed the repurchase of 5,055,520 common shares (2005: 4,178,900) at a cost of $309 million (2005: $224 million), which reduced common share capital by $48 million (2005: $39 million) and retained earnings by $261 million (2005: $185 million).

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

16 | Capital Stock (cont.)

Preferred shares – authorized

The preferred shares described below have been created and reserved for future issuance by the Bank under two issuances of convertible innovative capital instruments, which may be exchanged under certain conditions. As at October 31, 2006, no shares of these series had been issued or traded.

Series 17

Each NBC CapS-Series 1 will be exchangeable at any time, upon prior notice, for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series 18

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and are redeemable at the option of the Bank, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series Z

One NB Capital Corporation preferred share will be exchanged automatically for one Preferred Share, Series Z upon the occurrence of any one of the following events: (i) the Bank defaults on the dividend payments on its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) the Superintendent has directed the Bank to increase its capital, pursuant to subsection 485(3) of the *Bank Act* (Canada).

Reserved common shares

As at October 31, 2006, 3,475,682 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 13,321,347 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends

The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* (Canada) or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

17 | Stock-Based Compensation

The information below on compensation expense excludes the impact of hedging.

Stock Option Plan

The Bank offers a Stock Option Plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, options are awarded annually and provide participants with the right to purchase common shares at an exercise price equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 13,321,347 as at October 31, 2006 (14,395,655 as at October 31, 2005). The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding.

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**5,613,970**	**$35.76**	6,180,960	$30.20
Awarded	**943,200**	**$61.44**	1,468,260	$48.20
Exercised	**(1,074,308)**	**$29.56**	(1,760,263)	$25.69
Cancelled	**(90,950)**	**$41.18**	(274,987)	$41.59
Outstanding at end	**5,391,912**	**$41.40**	5,613,970	$35.76
Exercisable at end	**2,494,166**	**$32.77**	2,192,403	$28.90

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

17 | Stock-Based Compensation (cont.)

Exercise price	Outstanding	Options exercisable	Expiry date
$13.50	6,150	6,150	December 2006
$25.20	118,800	118,800	December 2007
$25.20	166,250	166,250	December 2008
$24.90	271,805	271,805	December 2010
$28.01	539,910	539,910	December 2011
$30.95	989,663	645,494	December 2012
$41.00	1,100,674	466,030	December 2013
$48.20	1,267,185	279,727	December 2014
$61.44	931,475	–	December 2015
Total	5,391,912	2,494,166	

During the fiscal year ended October 31, 2006, the Bank awarded 943,200 stock options (2005: 1,468,260) with a fair value of $12.81 (2005: $9.70).

The fair value of options awarded was estimated on the award date using the Black-Scholes model. The following assumptions were used for accounting purposes:

	2006	2005
Risk-free interest rate	**4.18%**	4.05%
Expected life of options	**6 years**	6 years
Expected volatility	**24%**	27%
Expected dividend yield	**5%**	5%

The compensation expense recorded for these options for the year ended October 31, 2006 was $12 million (2005: $6 million).

Stock Appreciation Rights (SAR) Plan

The Bank offers a SAR plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, when participants exercise this right, they receive a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the award date. SARs vest evenly over a four-year period and expire 10 years after the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan amounted to $3 million (2005: $12 million).

	2006		2005	
	Number of SARs	**Weighted average exercise price**	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	**378,310**	**$19.84**	715,680	$18.59
Awarded	**5,400**	**$61.44**	9,800	$48.20
Exercised	**(68,935)**	**$19.56**	(340,320)	$17.99
Cancelled	**(7,975)**	**$30.79**	(6,850)	$21.73
Outstanding at end	**306,800**	**$20.35**	378,310	$19.84
Exercisable at end	**282,419**	**$18.16**	340,348	$17.80

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$13.50	7,850	7,850	December 2006
$24.50	600	600	December 2007
$17.35	257,100	257,100	December 2009
$24.90	850	850	December 2010
$28.01	7,000	7,000	December 2011
$30.95	9,500	4,969	December 2012
$41.00	9,900	2,800	December 2013
$48.20	8,600	1,250	December 2014
$61.44	5,400	–	December 2015
Total	306,800	282,419	

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

17 | Stock-Based Compensation (cont.)

Deferred Stock Unit Plans

The DSU Plans are for officers and other designated persons of the Bank and its subsidiaries as well as directors. The Plans make it possible to tie a portion of the value of the compensation of participants to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. DSUs generally vest evenly over four years. Additional DSUs are credited to the account of participants equal in amount to the dividends paid on common shares of the Bank and vest evenly over the same period as the reference DSUs. DSUs may only be cashed when the participant retires or leaves the Bank, or when the director's term ends. A total of 219,047 DSUs were outstanding as at October 31, 2006 (2005: 300,791). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plans was $3 million (2005: $6 million).

Restricted Stock Unit Plan

The RSU Plan is for certain officers and other designated persons of the Bank and its subsidiaries. The objective of the Plan is to ensure that the compensation of certain officers is competitive and to foster retention. An RSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. RSUs generally vest evenly over three years, although some RSUs vest on the last day of the 35th month following the date of the award, the date on which all RSUs expire. Additional RSUs are credited to the account of participants equal in amount to the dividends declared on the common shares of the Bank and vest evenly over the same period as the reference RSUs. As at October 31, 2006, a total of 163,538 RSUs were outstanding (2005: 67,181). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan was $4 million (2005: $3 million).

Deferred Compensation Plan of National Bank Financial

This Plan is exclusively for key employees of Individual Investor Services of National Bank Financial (NBF). The purpose of the Plan is to foster the retention of key employees and promote the growth in income and the continuous improvement in profitability at Individual Investor Services. Under the Plan, participants can defer a portion of their annual compensation and NBF may pay a contribution to key employees when certain financial objectives are met. Amounts awarded by NBF and the compensation deferred by participants are invested in, among others, Bank stock units. The stock units awarded represent a right, the value of which corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the award date. Additional units are paid to the participant's account equal in amount to the dividends declared on the common shares of the Bank. Stock units representing the amounts awarded by NBF vest evenly over four years. When a participant retires, or in certain cases when the participant's employment is terminated, the participant receives a cash amount representing the value of the vested stock units. As at October 31, 2006, 934,249 units were outstanding (814,599 as at October 31, 2005). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan was $9 million (2005: $9 million).

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $5 million in 2006 (2005: $4 million), were charged to "Salaries and staff benefits" when paid. As at October 31, 2006, a total of 2,043,120 common shares were held for this Plan (2005: 1,996,866).

Plan shares are purchased on the open market and are considered to be outstanding for earnings per share calculations. Dividends paid on the Bank's common shares held for the Employee Share Ownership Plan are used to purchase other common shares on the open market.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

18 | Income Taxes

The Bank's income taxes in the consolidated financial statements for the fiscal years ended October 31 are as follows:

	2006	2005
Consolidated Statement of Income		
Income taxes	277	291
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to:		
Share issuance and other expenses	–	(2)
Dividends on First Preferred Shares, Series 13, 15 and 16	7	–
Unrealized foreign currency translation adjustments	31	13
Redemption of subordinated debentures – 2001	10	–
	48	11
	325	302

Income taxes were as follows:

	2006	2005
Current income taxes	304	333
Future income taxes relating to the inception and reversal of temporary differences	21	(31)
Income taxes	325	302

During fiscal 2001, the Bank redeemed a subordinated debenture convertible into common shares for total consideration of $65 million. As a result of this transaction, a loss of $28 million, net of income taxes of $17 million, was charged to retained earnings. In 2006, $10 million in income taxes was recognized in retained earnings in order to record the portion not eligible for tax purposes.

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets		
Allowance for credit losses and other liabilities	307	313
Accrued benefit liability – Other benefit plans	36	34
	343	347
Future income tax liabilities		
Premises and equipment	(25)	(20)
Securitization	(41)	(42)
Accrued benefit asset – Pension benefit plans	(107)	(111)
Other	(91)	(77)
	(264)	(250)
Net balance of future income tax assets	79	97
Future income tax assets	138	137
Future income tax liabilities	(59)	(40)
	79	97

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2006		2005	
	$	%	$	%
Income before income taxes and non-controlling interest	1,180	100.0	1,171	100.0
Income taxes at Canadian statutory income tax rate	395	33.5	392	33.5
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	(79)	(6.7)	(58)	(4.9)
Capital gains	(1)	(0.1)	–	–
Rates applicable to subsidiaries abroad	(50)	(4.2)	(41)	(3.5)
Other items	12	1.0	(2)	(0.2)
	(118)	(10.0)	(101)	(8.6)
Income taxes and effective income tax rate	277	23.5	291	24.9

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

19 Earnings per Share

Diluted net earnings per common share were calculated based on net income less dividends on preferred shares divided by the average number of common shares outstanding taking into account the dilution effect of stock options using the treasury stock method.

The adjustment does not take into account stock options whose exercise price is higher than the average price of the share for the year.

	2006	2005
Earnings per share – basic		
Net income	871	855
Dividends on preferred shares	(21)	(26)
Net income available to common shareholders	850	829
Average basic number of common shares outstanding *(thousands)*	162,851	166,382
Earnings per share – basic	$5.22	$4.98
Earnings per share – diluted		
Net income available to common shareholders	850	829
Average basic number of common shares outstanding *(thousands)*	162,851	166,382
Adjustment to number of common shares *(thousands)*		
Stock options	2,698	2,582
Average diluted number of common shares outstanding *(thousands)*	165,549	168,964
Earnings per share – diluted	$5.13	$4.90

20 Guarantees, Commitments and Contingent Liabilities

Guarantees

CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the guarantor, or provision of services) to the beneficiary due to (a) changes in an interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

The maximum potential of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum potential future payments for significant guarantees issued by the Bank and in effect as at October 31 are presented in the following table:

	2006	2005
Letters of guarantee	1,306	1,313
Backstop liquidity facilities	1,410	1,519
Derivatives	1,063	1,850
Securities lending	847	1,023
Other indemnification agreements	146	226
Other guarantee	25	23

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

20 | Guarantees, Commitments and Contingent Liabilities (cont.)

Backstop liquidity facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by it further to securitization operations. The Bank also administers a multi-seller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities to some multi-seller conduits, including the one administered by the Bank.

The backstop liquidity facilities may only be drawn upon if, after market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date and no amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Derivatives

In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodity or financial instrument, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not generally exceed two years. As at October 31, 2006, the Bank recorded a liability of $35 million in the Consolidated Balance Sheet with respect to these written put options (2005: $26 million), representing the fair value of these options.

Securities lending

Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements

In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the previous table and their duration does not exceed three years. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Commitments

As at October 31, 2006, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2007	119	235	9	363
2008	113	219	6	338
2009	103	190	3	296
2010	95	168	2	265
2011	79	163	1	243
2012 and thereafter	420	74	1	495
	929	1,049	22	2,000

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

20 | Guarantees, Commitments and Contingent Liabilities (cont.)

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	2006	2005
Assets pledged to:		
– Bank of Canada	25	25
– Direct clearing organizations	2,577	2,480
Assets pledged in relation to:		
– Derivative transactions	276	538
– Borrowing, securities lending and securities sold under repurchase agreements	11,117	13,264
– Other	180	221
Total	14,175	16,528

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2006	2005
Letters of guarantee(1)	1,306	1,313
Documentary letters of credit(2)	102	110
Credit card loans(3)	5,446	5,331
Commitments to extend credit(3)		
Original term one year or less	4,680	6,589
Original term over one year	12,157	11,074

(1) See "Letters of guarantee," page 104.

(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of goods to which they are related.

(3) Credit card loans and credit commitments represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Other commitments

The Bank acts as an investor in investment banking activities by entering into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $196 million as at October 31, 2006 (2005: $235 million).

Litigation

In the normal course of business, the Bank is a party to legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes implied in class action suits filed by consumers contesting, among other things, certain banking transaction fees. The subsidiary National Bank Financial is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses these instruments to accommodate the needs of its clients and for its own risk management and trading activities.

The main types of derivative financial instruments used are as follows:

Foreign exchange forward contracts and futures
Foreign exchange forward contracts and futures are contractual obligations to buy or deliver a specific amount of currency, interest, commodities or financial instruments on a specific future date at a specified price. Foreign exchange forward contracts are tailor-made agreements transacted on the over-the-counter market. Futures are traded on organized exchanges and are subject to daily cash margining.

Swaps
Swaps are specific transactions in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

Cross currency swaps are transactions in which counterparties exchange fixed-rate interest payments and principal payments in different currencies.

Interest rate swaps are transactions in which counterparties exchange fixed- and floating-rate interest payments, based on the notional principal value in the same currency.

Commodity swaps are transactions in which counterparties exchange fixed- and floating-rate payments, based on the notional principal value of a single product.

Equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate.

Credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that it can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

Notional amounts

Notional amounts, which are off-balance sheet items, represent the set underlying principal of a derivative instrument and serve as a reference for currency and interest rates and stock market prices to determine the amount of cash flows to be exchanged. Notional amounts are presented in the table below.

	Remaining term to maturity						2006	2005
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts for trading purposes	Contracts for non-trading purposes	Total contracts
Interest rate contracts								
OTC contracts								
Guaranteed interest rate contracts	149	8,713	870	–	**9,732**	**9,732**	**–**	9,082
Swaps	17,889	31,497	51,981	17,230	**118,597**	**94,015**	**24,582**	123,134
Options purchased	7,360	1,296	2,161	1,164	**11,981**	**11,981**	**–**	30,724
Options written	7,660	1,500	3,141	1,315	**13,616**	**13,616**	**–**	38,244
Total	33,058	43,006	58,153	19,709	**153,926**	**129,344**	**24,582**	201,184
Exchange-traded contracts								
Futures								
Long positions	2,683	9,737	1,955	–	**14,375**	**14,375**	**–**	5,193
Short positions	3,939	11,718	545	–	**16,202**	**16,202**	**–**	9,670
Options purchased	81,138	23,135	–	–	**104,273**	**102,701**	**1,572**	55,285
Options written	79,545	18,197	–	–	**97,742**	**95,608**	**2,134**	29,638
Total	167,305	62,787	2,500	–	**232,592**	**228,886**	**3,706**	99,786
Foreign exchange contracts								
OTC contracts								
Forwards	5,553	1,410	337	4	**7,304**	**7,304**	**–**	6,787
Swaps	22,520	9,007	9,857	1,780	**43,164**	**39,110**	**4,054**	51,144
Options purchased	5,716	2,979	399	–	**9,094**	**9,094**	**–**	7,433
Options written	7,837	3,458	356	–	**11,651**	**11,651**	**–**	6,842
Total	41,626	16,854	10,949	1,784	**71,213**	**67,159**	**4,054**	72,206
Exchange-traded contracts								
Futures								
Long positions	308	–	–	–	**308**	**308**	**–**	27
Short positions	132	–	–	–	**132**	**132**	**–**	90
Options purchased	–	–	–	–	**–**	**–**	**–**	30
Options written	–	–	–	–	**–**	**–**	**–**	20
Total	440	–	–	–	**440**	**440**	**–**	167
Equity, commodity and credit derivative contracts								
OTC contracts								
Forwards	25	14	351	45	**435**	**413**	**22**	453
Swaps	2,490	4,530	3,196	2,936	**13,152**	**13,152**	**–**	10,649
Options purchased	439	2,452	4,410	1,720	**9,021**	**9,016**	**5**	8,395
Options written	308	724	641	56	**1,729**	**1,720**	**9**	1,900
Total	3,262	7,720	8,598	4,757	**24,337**	**24,301**	**36**	21,397
Exchange-traded contracts								
Futures								
Long positions	5,763	1,010	154	4	**6,931**	**6,931**	**–**	441
Short positions	3,369	261	5	–	**3,635**	**3,635**	**–**	1 426
Options purchased	790	132	124	–	**1,046**	**1 046**	**–**	4,475
Options written	525	101	223	–	**849**	**849**	**–**	2,819
Total	10,447	1,504	506	4	**12,461**	**12,461**	**–**	9,161
Total 2006	256,138	131,871	80,706	26,254	**494,969**	**462,591**	**32,378**	
Total 2005	200,381	111,717	74,209	17,594	403,901	373,503	30,398	403,901

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its contractual obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit risk related to derivative financial instruments. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of the outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2006					2005				
	Current replacement cost					Current replacement cost				
	Trading(1)	**Non-trading**	**Total**	**Credit equiv-alent**	**Risk-weighted amount**	Trading(1)	Non-trading	Total	Credit equiv-alent	Risk-weighted amount
Interest rate contracts	**481**	**135**	**616**	**1,202**	**245**	439	218	657	1,134	223
Foreign exchange contracts	**666**	**29**	**695**	**1,834**	**432**	800	38	838	1,744	433
Equity, commodity and credit derivative contracts	**1,008**	**-**	**1,008**	**2,828**	**721**	1,021	7	1,028	2,628	664
	2,155	**164**	**2,319**	**5,864**	**1,398**	2,260	263	2,523	5,506	1,320
Impact of master netting agreements	**(1,030)**	**(84)**	**(1,114)**	**(2,409)**	**(543)**	(1,080)	(124)	(1,204)	(2,566)	(572)
	1,125	**80**	**1,205**	**3,455**	**855**	1,180	139	1,319	2,940	748

(1) Excluding, in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada, exchange-traded instruments and forward contracts with an original maturity of 14 days. The total positive fair value of these excluded contracts amounted to $114 million as at October 31, 2006 ($130 million as at October 31, 2005).

Fair value

The fair value of derivatives is determined before factoring in the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take into account market, model and credit risks, as well as the related costs.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

As at October 31, fair values are as follows:

(millions of dollars)		2006			2005	
	Positive	**Negative**	**Net**	Positive	Negative	Net
Contracts held for trading purposes						
Interest rate contracts						
Forwards	4	1	3	7	8	(1)
Swaps	468	415	53	391	355	36
Options	16	16	–	52	46	6
Total	488	432	56	450	409	41
Foreign exchange contracts						
Forwards	38	60	(22)	29	83	(54)
Swaps	605	360	245	681	445	236
Options	71	67	4	109	118	(9)
Total	714	487	227	819	646	173
Equity, commodity and credit derivative contracts						
Forwards	38	92	(54)	64	119	(55)
Swaps	616	293	323	783	492	291
Options	413	342	71	274	180	94
Total	1,067	727	340	1,121	791	330
Total contracts held for trading purposes	2,269	1,646	623	2,390	1,846	544
Contracts held for non-trading purposes						
Interest rate contracts						
Forwards	–	–	–	–	–	–
Swaps	135	47	88	218	94	124
Options	–	–	–	–	–	–
Total	135	47	88	218	94	124
Foreign exchange contracts						
Forwards	–	–	–	–	–	–
Swaps	29	43	(14)	38	52	(14)
Options	–	–	–	–	–	–
Total	29	43	(14)	38	52	(14)
Equity, commodity and credit derivative contracts						
Forwards	–	4	(4)	–	–	–
Swaps	–	–	–	–	–	–
Options	–	1	(1)	7	4	3
Total	–	5	(5)	7	4	3
Total contracts held for non-trading purposes	164	95	69	263	150	113
Total fair value	2,433	1,741	692	2,653	1,996	657
Impact of master netting agreements	(1,127)	(1,127)	–	(1,217)	(1,217)	–
	1,306	614	692	1,436	779	657

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2006		2005	
	Replacement cost	**Credit equivalent**	Replacement cost	Credit equivalent
OECD governments(1)	79	322	23	446
OECD banks(1)	1,603	2,370	1,675	1,654
Other	637	763	825	840
Total	2,319	3,455	2,523	2,940

(1) Organisation for Economic Co-operation and Development

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

22 | Interest Rate Sensitivity Position

The Bank offers a range of financial products for which the cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The table below illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	**2006 Total**	2005 Total
Assets								
Cash	–	–	–	–	–	268	**268**	227
Deposits with financial institutions	139	7,350	622	–	–	2,500	**10,611**	10,087
Effective yield		4.0%	5.0%	– %	–%			
Securities	1	5,949	7,263	8,432	6,748	10,285	**38,678**	33,052
Effective yield		4.5%	4.2%	4.0%	4.3%			
Loans	491	34,505	4,243	10,570	573	3,973	**54,355**	51,092
Effective yield		4.2%	5.5%	5.4%	6.0%			
Other assets	2,203	1	–	–	–	10,769	**12,973**	13,512
	2,834	47,805	12,128	19,002	7,321	27,795	**116,885**	107,970
Liabilities and shareholders' equity								
Deposits	4,558	32,609	12,646	14,608	1,308	6,260	**71,989**	62,219
Effective yield		4.1%	4.0%	4.0%	5.0%			
Other debt(1)	–	10,011	916	4,025	5,346	4,840	**25,138**	28,419
Effective yield		3.6%	4.3%	4.1%	4.2%			
Subordinated debentures	–	–	349	250	850	–	**1,449**	1,102
Effective yield		–%	6.2%	5.7%	4.8%			
Acceptances and other liabilities	1,628	16	23	106	93	11,655	**13,521**	11,633
Shareholders' equity	–	–	–	400	–	4,388	**4,788**	4,597
	6,186	42,636	13,934	19,389	7,597	27,143	**116,885**	107,970
On-balance sheet gap	(3,352)	5,169	(1,806)	(387)	(276)	652	**–**	–
Derivative financial instruments	–	(26,902)	11,261	15,362	279	–	**–**	–
Total	(3,352)	(21,733)	9,455	14,975	3	652	**–**	–
Position in Canadian dollars								
On-balance sheet total	(1,170)	8,947	(1,454)	(1,065)	(1,214)	(5,091)	**(1,047)**	(1,607)
Derivative financial instruments	–	(16,168)	9,247	8,784	1,801	–	**3,664**	(1,585)
Total	(1,170)	(7,221)	7,793	7,719	587	(5,091)	**2,617**	(3,192)
Position in foreign currency								
On-balance sheet total	(2,182)	(3,778)	(352)	678	938	5,743	**1,047**	1,607
Derivative financial instruments	–	(10,734)	2,014	6,578	(1,522)	–	**(3,664)**	1,585
Total	(2,182)	(14,512)	1,662	7,256	(584)	5,743	**(2,617)**	3,192
Total 2006	**(3,352)**	**(21,733)**	**9,455**	**14,975**	**3**	**652**	**–**	
Total 2005	(5,072)	(17,695)	13,693	3,719	1,379	3,976		–

(1) Obligations related to securities sold short and securities sold under repurchase agreements

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

23 Fair Value of Financial Instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to approximate their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 21.

Fair value represents the amount for which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

		2006				2005
	Carrying value	**Fair value**	**Favourable (unfavourable) variance**	Carrying value	Fair value	Favourable (unfavourable) variance
Assets						
Securities	**38,678**	**38,804**	**126**	33,052	33,126	74
Loans	**46,763**	**46,856**	**93**	44,069	44,156	87
Liabilities						
Deposits	**71,989**	**72,005**	**(16)**	62,219	62,293	(74)
Subordinated debentures	**1,449**	**1,467**	**(18)**	1,102	1,131	(29)

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 3 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flow calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

24 | Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. As of August 31, the balance of loans granted is:

	2006	2005
Mortgage loans	2	2
Other loans	70	61

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 were administered according to conditions previously in effect, for a transitional period that ended on December 31, 2005. These conditions were as follows: loans to directors were granted under market conditions for similar risks; residential mortgage loans to officers were granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bore interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence with conditions similar to those offered to non-related third parties.

Furthermore, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. See Note 17 – Stock-Based Compensation for more details.

25 | Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of client and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the "Other" heading. Head office expenses are allocated to each operating segment and disclosed in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

25 | Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Net interest income(1)	**1,367**	1,299	**121**	101	**141**	309	**(337)**	(268)	**1,292**	1,441
Other income(1)	**806**	749	**737**	702	**917**	671	**93**	140	**2,553**	2,262
Total revenues	**2,173**	2,048	**858**	803	**1,058**	980	**(244)**	(128)	**3,845**	3,703
Operating expenses	**1,329**	1,265	**635**	621	**610**	595	**14**	18	**2,588**	2,499
Contribution	**844**	783	**223**	182	**448**	385	**(258)**	(146)	**1,257**	1,204
Provision for credit losses	**121**	117	**–**	–	**4**	8	**(48)**	(92)	**77**	33
Income before income taxes and non-controlling interest	**723**	666	**223**	182	**444**	377	**(210)**	(54)	**1,180**	1,171
Income taxes(1)	**244**	223	**74**	68	**152**	132	**(193)**	(132)	**277**	291
Non-controlling interest	**–**	–	**6**	3	**9**	1	**17**	21	**32**	25
Net income (loss)	**479**	443	**143**	111	**283**	244	**(34)**	57	**871**	855
Average assets	**47,379**	43,956	**830**	882	**67,839**	51,809	**(9,775)**	(5,745)	**106,273**	90,902

(1) Net interest income was grossed up by $122 million (2005: $90 million) and other income by $77 million (2005: $60 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the heading "Other."

Results by geographic segment

	Canada		United States		Other		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Net interest income	**1,229**	1,491	**22**	5	**41**	(55)	**1,292**	1,441
Other income	**2,319**	2,045	**97**	57	**137**	160	**2,553**	2,262
Total revenues	**3,548**	3,536	**119**	62	**178**	105	**3,845**	3,703
Operating expenses	**2,410**	2,325	**92**	105	**86**	69	**2,588**	2,499
Contribution	**1,138**	1,211	**27**	(43)	**92**	36	**1,257**	1,204
Provision for credit losses	**77**	33	**–**	–	**–**	–	**77**	33
Income before income taxes and non-controlling interest	**1,061**	1,178	**27**	(43)	**92**	36	**1,180**	1,171
Income taxes	**269**	294	**4**	(5)	**4**	2	**277**	291
Non-controlling interest	**1**	(6)	**28**	31	**3**	–	**32**	25
Net income (loss)	**791**	890	**(5)**	(69)	**85**	34	**871**	855
Average assets	**92,000**	80,224	**3,655**	3,779	**10,618**	6,899	**106,273**	90,902

26 | Acquisition

Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $57 million, including direct acquisition costs.

The assets acquired totalled $109 million while the liabilities assumed, including non-controlling interest, were $73 million. The excess of the purchase price over the fair value of net assets of $21 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted after the Bank has completed its valuation of assets acquired and liabilities assumed.

Additional cash consideration of up to $19 million could be paid over the next three years provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | Reconciliation of Canadian and United States GAAP

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences on net income and on the Consolidated Balance Sheet resulting from the application of U.S. GAAP are presented below. Under U.S. GAAP, a Consolidated Statement of Comprehensive Income is also required.

	2006	2005
Net income per Canadian GAAP	871	855
Charge for other-than-temporary impairment	(5)	(4)
Investment account securities	(11)	72
Derivatives and hedging	3	(9)
Limited partnerships	11	-
Income tax effect on above items	-	(19)
Net income per U.S. GAAP	869	895
Net earnings per common share – U.S. GAAP		
Basic	$5.21	$5.22
Diluted	$5.12	$5.15

Consolidated Statement of Comprehensive Income

	2006	2005
Net income per U.S. GAAP	869	895
Other comprehensive income		
Change in unrealized gains and losses on securities available for sale, net of income taxes (income tax savings) of $20 (2005: $(30))	36	(59)
Change in gains and losses on derivatives designated as cash flow hedges, net of income tax savings of $(18) (2005: $(19))	(40)	(43)
Minimum pension liability adjustment, net of income tax savings of $(4)	(7)	–
Change in unrealized foreign currency translation adjustments, net of income taxes of $31 (2005: $13)	(66)	(16)
Comprehensive income	792	777

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | Reconciliation of Canadian and United States GAAP (cont.)

Consolidated Condensed Balance Sheet

			2006			2005
	Canadian GAAP	Variation	U.S. GAAP	Canadian GAAP	Variation	U.S. GAAP
Assets						
Cash and deposits with financial institutions	10,879	(3)	10,876	10,314	(29)	10,285
Securities						
Investment account/available for sale	6,814	103	6,917	6,869	74	6,943
Trading account	31,864	(2,387)	29,477	26,183	634	26,817
Securities purchased under reverse repurchase agreements	7,592	–	7,592	7,023	–	7,023
Loans	46,763	–	46,763	44,069	–	44,069
Premises and equipment	383	–	383	355	–	355
Goodwill	683	22	705	662	22	684
Other assets	11,907	3,632	15,539	12,495	1,419	13,914
Total assets	116,885	1,367	118,252	107,970	2,120	110,090
Liabilities						
Deposits	71,989	(2)	71,987	62,219	10	62,229
Other liabilities	38,083	1,238	39,321	39,565	1,934	41,499
Subordinated debentures	1,449	18	1,467	1,102	55	1,157
Non-controlling interest	576	–	576	487	–	487
Total liabilities	112,097	1,254	113,351	103,373	1,999	105,372
Shareholders' equity						
Preferred shares	400	(7)	393	400	–	400
Common shares	1,566	24	1,590	1,565	24	1,589
Contributed surplus	21	–	21	13	–	13
Unrealized foreign currency translation adjustments	(92)	92	–	(26)	26	–
Retained earnings	2,893	42	2,935	2,645	33	2,678
Accumulated other comprehensive income	–	(38)	(38)	–	38	38
Total shareholders' equity	4,788	113	4,901	4,597	121	4,718
Total liabilities and shareholders' equity	116,885	1,367	118,252	107,970	2,120	110,090

Impairment charge

Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those under U.S. GAAP as regards the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. This period is significantly shorter under U.S. GAAP. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities

Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the Consolidated Balance Sheet at fair value) and securities held to maturity (carried in the Consolidated Balance Sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under "Shareholders' equity," while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records substantially all investment account securities as available for sale.

Under Canadian GAAP, unrealized foreign currency translation gains and losses for monetary investment account securities are presented in the Consolidated Statement of Income. Under U.S. GAAP, this translation adjustment must be presented in the Consolidated Statement of Comprehensive Income, net of income taxes, and is an integral part of the variation in fair value of investment account securities available for sale described above.

Furthermore, under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities, and any changes in fair value must be accounted for in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are recorded at unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | Reconciliation of Canadian and United States GAAP (cont.)

Derivative financial instruments

Under Canadian and U.S. GAAP, derivatives used in sales or trading activities as well as instruments that do not qualify for hedge accounting are recorded on the Consolidated Balance Sheet at fair value.

Under the U.S. standard, all derivatives are recognized at fair value on the Consolidated Balance Sheet as an asset or liability. The Canadian and U.S. accounting treatments for derivatives held for sale or trading are therefore the same.

However, the Canadian and U.S. accounting treatments for derivatives held for hedging purposes differ. In accordance with the U.S. standard, changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items attributable to the hedged risk. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive income in the Consolidated Statement of Comprehensive Income and is reclassified in the Consolidated Statement of Income in the period or periods during which the hedged items are recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedging item is always recognized in the Consolidated Statement of Income.

Minimum pension liability

Under U.S. GAAP (SFAS No. 87 "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the consolidated balance sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets, and a net accrued benefit asset is recognized in the Consolidated Balance Sheet. If an additional liability is required to be recognized, an amount up to the amount of unamortized prior service cost is recognized as an intangible asset, and the excess is recorded, net of income taxes, under "Other comprehensive income."

Securities lending

Under U.S. GAAP (FASB Interpretation No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), non-cash collateral received for securities lending transactions is recorded as assets in the Consolidated Balance Sheet with a corresponding obligation if the contracts allow the entity to sell them or give them again as collateral. Under Canadian GAAP, non-cash collateral received for these transactions is not recorded in the Consolidated Balance Sheet.

Joint venture

Under U.S. GAAP, investments in joint ventures are accounted for using the equity method whereas under Canadian GAAP, these investments are recorded using proportionate consolidation. If U.S. GAAP had been applied, other liabilities, other assets, investment account securities and cash would have decreased and the investment in the joint venture would have increased; there would have been no impact on net income.

Accounting for client trades – brokerage activities

Under Canadian GAAP, securities trades for which the Bank acts as agent for its brokerage clients are recorded on a trade date basis in the Consolidated Balance Sheet. Under U.S. GAAP, these trades must be recorded on the settlement date in the Consolidated Balance Sheet.

Reinsurance

Under U.S. GAAP, reinsurance recoverables for life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an asset on the Consolidated Balance Sheet. Under Canadian GAAP, these amounts are recorded as an offset to the actuarial reserves.

Share issuance costs

Under U.S. GAAP, share issuance costs are recorded as a reduction of the issuance proceeds. Under Canadian GAAP, these costs are charged to retained earnings.

Limited partnerships

Under Canadian GAAP, certain of the Bank's investments in limited partnerships are accounted for at cost. Canadian GAAP requires the use of the equity method when the Bank exerts significant influence over the investee. Under U.S. GAAP, the equity method is used to account for investments in limited partnerships when the equity interest is at least 3% of the total ownership interest.

As at October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Consolidated balance sheet data										
(millions of dollars)										
Cash and deposits with financial institutions	$ 10,879	$ 10,314	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476
Securities	38,678	33,052	28,007	26,179	20,118	17,872	16,835	16,932	15,439(5)	10,010
Securities purchased under reverse repurchase agreements	7,592	7,023	4,496	3,955	2,366	4,041	5,397	3,480	4,947	9,155
Loans	46,763	44,069	41,498	38,381	38,446	40,351	41,342	40,411	40,560(5)	38,104
Customers' liability under acceptances	3,725	3,242	3,076	3,334	2,988	3,593	3,640	2,962	2,658	2,273
Premises and equipment and other assets	9,248	10,270	5,643	5,730	5,249	4,277	2,958	2,455	2,207	2,217
Total assets	$116,885	$107,970	$88,497	$ 84,626	$76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235
Deposits	$ 71,989	$ 62,219	$53,432	$ 51,463	$51,690	$ 51,436	$ 50,473	$ 49,984	$ 48,026	$ 43,270
Other liabilities	38,659	40,052	29,453	27,550	18,848	18,767	20,165	15,481	18,976	19,136
Subordinated debentures	1,449	1,102	1,408	1,516	1,592	1,647	1,361	1,035	966	1,069
Capital stock										
Preferred	400	400	375	375	300	492	492	317	317	376
Common	1,566	1,565	1,545	1,583	1,639	1,668	1,653	1,641	1,327	1,309
Contributed surplus	21	13	7	2	–	–	–	–	–	–
Unrealized foreign currency translation adjustments	(92)	(26)	(10)	6	17	19	11	7	(16)	(2)
Retained earnings	2,893	2,645	2,287	2,131	1,945	1,937	1,672	1,336	1,067	1,077
Total liabilities and shareholders' equity	$116,885	$107,970	$88,497	$ 84,626	$76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235
Average assets	$106,273	$ 90,902	$ 78,672	$71,810	$69,292	$69,197	$69,840	$ 65,784	$ 65,873	$ 55,685
Average capital funds(1)	5,568	5,268	5,238	5,216	5,249	5,020	4,660	3,512	3,886	3,744
Consolidated income statement data										
(millions of dollars)										
Net interest income	$ 1,292	$ 1,441	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235
Other income	2,553	2,262	2,182	2,051	1,584	1,789	1,878	1,232	1,108	1,030
Total revenues	$ 3,845	$ 3,703	$ 3,545	$ 3,362	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265
Provision for credit losses	77	33	86	177	490	205	184	170	147	280
Operating expenses	2,588	2,499	2,388	2,257	2,040	1,989	2,120	1,615	1,535	1,451
Income taxes	277	291	318	277	150	278	239	213	239	209
Non-controlling interest	32	25	28	27	30	28	26	32	31	16
Income before discontinued operations and goodwill charges	$ 871	$ 855	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389	$ 365	$ 309
Discontinued operations	–	–	–	–	111	(45)	29	36	24	42
Goodwill charges	–	–	–	–	–	19	19	8	73	9
Net income	$ 871	$ 855	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342

As at October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Number of common shares *(thousands)*	**161,512**	165,335	167,430	174,620	182,596	190,331	189,474	188,729	171,616	170,461
Number of common shareholders of record	**25,531**	26,235	26,961	27,865	28,549	29,766	30,795	32,048	32,902	34,433
Basic earnings per share before goodwill charges	**$ 5.22**	$ 4.98	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92
Diluted earnings per share	**$ 5.13**	$ 4.90	$ 4.05	$ 3.34	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86
Dividend per share	**$ 1.96**	$ 1.72	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575
Stock trading range										
High	**$ 65.60**	$ 61.47	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30
Low	**$ 56.14**	$ 46.39	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20
Close	**$ 61.25**	$ 59.14	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15
Book value	**$ 27.17**	$ 25.39	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99
Dividends on preferred shares										
Series 5	-	-	-	-	-	-	-	-	3.9531	3.3670
Series 7	-	-	-	-	-	-	-	-	1.0306	0.8777
Series 8	-	-	-	-	-	-	-	-	0.9883	0.8417
Series 10	-	-	-	-	-	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	-	-	-	-	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	-	-	-	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	-	1.2000	1.6000	1.6000	1.6000	1.6000	0.5447	-	-	-
Series 15	**1.4625**	1.4625	1.4625	1.1480	-	-	-	-	-	-
Series 16	**1.2125**	0.8089	-	-	-	-	-	-	-	-
Financial ratios										
Return on common shareholders' equity before goodwill charges	**20.1%**	20.7%	18.8%	16.5%	11.3 %	16.0%	16.0%	15.5%	14.6%	14.5%
Return on average assets	**0.82%**	0.94%	0.92%	0.87%	0.62 %	0.80%	0.73%	0.62%	0.51%	0.62%
Return on average capital funds	**15.6%**	16.2%	13.8%	11.9%	9.5 %	12.5%	12.4%	13.2%	9.3%	10.5%
Capital ratios – BIS										
Tier 1	**9.9%**	9.6%	9.6%	9.6%	9.6 %	9.6%	8.7%	7.7 %	7.7%	8.1%
Total	**14.0%**[4]	12.8%[3]	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%[2]	10.7%	11.3%
Other information										
Impaired loans *(millions of dollars)*	**$ 116**	$ 117	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497
Number of Bank employees										
In Canada	**11,073**	11,342	11,074	11,328	11,287	11,676	11,050	11,744	11,641	11,245
Outside Canada	**131**	138	128	132	155	351	407	431	400	406
National Bank Financial	**3,177**	2,892	2,920	2,868	3,147	2,294	2,419	2,489	1,895	1,676
Branches in Canada	**451**	457	462	477	507	525	586	649	646	641
Banking machines	**801**	788	770	817	826	834	802	761	744	738

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999

(3) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005

(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006

(5) These figures have been restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.

Principal Subsidiaries

Name	Principal office address(1)	Voting and participating shares	Investment value at cost(2) (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	1,669
National Bank Life Insurance Company	Montreal, Canada	100%	58
National Bank Insurance Firm Inc.	Montreal, Canada	100%	7
NBC Financial (UK) Ltd.(3)	London, United Kingdom	100%	88
1261095 Ontario Limited	Toronto, Canada	100%	79
National Bank Securities Inc.	Montreal, Canada	100%	25
Natcan Investment Management Inc.	Montreal, Canada	71%	14
National Bank Group Inc.	Montreal, Canada	100%	543
National Bank Financial & Co. Inc.	Montreal, Canada	100%	803
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	49
Natcan Trust Company	Montreal, Canada	100%	367
FMI Acquisition Inc.	Montreal, Canada	100%	184
National Bank Trust Inc.	Montreal, Canada	100%	240
CABN Investments Inc.	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	278
National Bank Direct Brokerage Inc.	Montreal, Canada	100%	65
Altamira Investment Services Inc.	Toronto, Canada	100%	208
Innocap Investment Management Inc.	Montreal, Canada	100%	22
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	27
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	90%	15
National Bank General Insurance Inc.	Montreal, Canada	100%	–
4166540 Canada Inc.	Calgary, Canada	100%	–
NBC Invest Trust	Montreal, Canada	100%	1,731
4166558 Canada Inc.	Calgary, Canada	100%	10
4166566 Canada Inc.	Calgary, Canada	100%	–
Natcan Holdings International Limited	Nassau, Bahamas	100%	452
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	212
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	538
NB Capital Corporation	New York, United States	100%	178
NB Finance, Ltd.	Hamilton, Bermuda	100%	544
NatBC Holding Corporation	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	–
NBC Trade Finance Limited	Hong Kong, China	100%	–
NBC Global Investment Inc.	Vancouver, Canada	100%	305

Principal Associated Companies

Name	Principal office address(1)	Voting and participating shares	Investment at book value(2) (millions of dollars)
Alter Moneta Trust	Montreal, Canada	34.9%	40
Maple Financial Group Inc.	Toronto, Canada	24.8%	110

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and NatBC Holding Corporation, which is incorporated under the laws of the State of Delaware, USA.

(2) The investment at cost is the book value stated on an equity basis as at October 31, 2006.

(3) The subsidiary NBC Financial (UK) Ltd. has ceased operations.



National Bank
of Canada

2006
Annual Report

a bank like no other


Highlights
2006
3,845
4,044
871
20.1 %
$ 5.22
5.13
1.96
27.17
$ 65.60
56.14
61.25
116,885
50,488
71,989
6,237
9.9 %
14.0 %
(192)
(0.4)%
14.11
4.01
161,512
25,531
9,893
228,749
16,972
451
801
2,435,976
146,090


listen
act
succeed

At National Bank, 2006 was yet another record year.

Based on the past year's performance, we can conclude that the engagement of employees, senior management and the Board of Directors made it possible to maintain a balance between the attainment of financial objectives and customer satisfaction.

As you are aware, corporate governance has taken on new meaning in the last few years. The rules have been tightened up and business issues have become more complex. In response, the Board of Directors has incorporated the elements needed to confront this new reality and even surpass the accompanying requirements. To do this, we have focused on three areas.

First, we have striven to retain qualified directors whose varied and complementary backgrounds are an invaluable asset for our institution. In addition, we have preserved the quality of interactions through an assessment process that maintains a balance between two necessities: the wealth of expertise and the capacity of the Board to renew itself as needed. This process consequently hinges on the value of one's contribution and not on the sole, reductive, criterion of number of years spent as a director.

As a result, Board members collectively represent a deep pool of expertise, which translates into a high degree of maturity and a broad range of experience, providing the members with an overall view of the issues. They also demonstrate the necessary level of complicity to sustain the desire to create shareholder value. These qualities are an inestimable source of effectiveness for the Board.

In addition, the Board has assigned its three standing committees key roles in monitoring the Bank's activities. The exhaustive work carried out by the committee members and the productive exchanges between them have marked the Bank's development in various ways. One striking example is the lead role the Human Resources Committee played in the selection of the Chief Operating Officer. This position has been entrusted to Mr. Louis Vachon, and I would like to take this opportunity to welcome him to the Board and assure him of our fullest cooperation.

By relying more on the vast expertise of the committees, the Board has been able to devote more energy to the Bank's strategic planning and orientations. We have been aided in our efforts by the high quality of the dialogue held with the Bank's senior management throughout the years. These candid, productive exchanges can only bolster synergy within our group.

Finally, in 2007 the Board will continue to improve the quality of its interventions by adopting a new meeting format that will emphasize intensity rather than frequency. Board meetings will now span two days so that members can become immersed in the issues at hand and devote more time to developing an appropriate strategy and tracking its progress. The complexity of an institution such as National Bank makes adjusting the way we operate imperative and we believe that this new approach will enable the Board to even more fully assume its role.



International recognition
In 2006, Mercer Management Consulting, Inc. ranked National Bank among the top 20 financial institutions in the world with the most consistent financial performance. The Bank garnered this ranking on the basis of its five-year stock market performance, proven risk management practices and measured approach to business acquisitions.

This distinction is not a product of happenstance. It is the result of Management's strategy of ensuring, through a disciplined and rigorous approach, business development at the Bank, while maintaining a reasonable risk profile; the Board of Directors' commitment to preserve the Bank's capacity to create shareholder value; and the pool of talent available at every level of the institution, which enables the orderly implementation of adopted strategies.

Obviously, uncertainty concerning economic growth in the country is an incentive to the Board to act with added vigilance in carrying out its mandate. As risk quality is a key factor in the profitability of a financial group with substantial banking operations, our duty to the shareholders makes this issue especially important. However, we must strive to ensure that this duty does not impede the development of profitable business.

As Quebec's leading bank and a major player in other selected markets in Canada and around the world, National Bank has all the necessary attributes to continue to consistently prosper in the future. More than ever before, your Board of Directors is proud to contribute to the success of such a unique financial institution as National Bank and its ever-increasing involvement in communities.

Jean Douville
Chairman of the Board of Directors

Nearly 150 years after it was founded, the Bank continued to show that it can consistently attain its financial targets and maintain the highest degree of satisfaction among its clients, employees and shareholders.

For the year ended October 31, 2006, diluted earnings per share, excluding specified items, rose 10.3%, the high end of the 5% to 10% target range. Return on equity reached 20.1%, while the Bank continued to post a comfortable Tier 1 capital ratio and a dividend that increased faster than net income.

These results were in keeping with the trend of the past several years. Over a five-year period, average growth in diluted earnings per share reached 12%, for a total average shareholder return of 24%. The Bank was therefore able to create substantial value and return a large portion of its earnings to its shareholders. During the past fiscal year, 68% of net income attributable to common shareholders was paid out as dividends or dedicated to share repurchases.

This performance was accompanied by marked advances in client satisfaction and employee engagement. Over the past five years, the proportion of "very satisfied" clients has increased 26% for retail clients and 37% for commercial clients. In addition, in 2006, National Bank made Hewitt Associates Corp.'s prestigious "50 Best Employers in Canada" list for a third straight year.

Since my arrival as President and Chief Executive Officer five years ago, and with the commitment of Management, we have all seen the Bank undergo a major transformation. Today, the Bank has all the attributes of a diversified financial group, encompassing a broad range of activities in all financial fields in which it has chosen to operate, while demonstrating responsible risk and capital management.

This transformation has enabled us to satisfy the highest expectations and strengthen our position of privilege as Quebec's leading bank. Grouping several complementary areas of activity under one brand makes marketing our services easier because of the confidence our name inspires. Also, cooperation among the various operating units helps generate synergies and present an integrated offering to our clients.

These strengths, enhanced by the development of leading-edge expertise, a keen sense of innovation and unabated discipline in carrying out strategies, have made the Bank a key player in its core markets.

Due to the increasing diversification of its activities, the Financial Markets segment has, since 2000, posted the strongest revenue growth in the industry, while keeping revenue volatility below that of its peers.

In the Personal and Commercial segment, 2006 saw significant gains in mortgage-secured loans, investment loans under partnership agreements, energy sector financing and loans to Quebec-based businesses. In addition, the Bank's insurance business, a major source of future growth, witnessed continued expansion in all segments.



Louis Vachon
Chief Operating Officer

Réal Raymond
President and
Chief Executive Officer

In Wealth Management, the implementation of solid strategies is paying off: today the Bank attracts over 8% of the savings that Canadians entrust to major banking institutions, a proportion far in excess of our relative size in the Canadian market.

This enviable position offers several advantages in terms of growth. First, current demographic trends favour financial groups that can satisfy the full range of savings and retirement needs. Second, wealth management activities are less sensitive to changing economic conditions, carry no credit risk, and offer greater potential for steady growth. Lastly, reputation, brand appeal and service quality are key factors when clients choose an institution. National Bank makes it a point of honour to uphold the highest standards in all these areas.

Diversity and balance

Overall, the diversity of our activities helps promote balanced year-after-year growth in the Bank's results – a balance reflected in revenue and net income growth in each of our three business segments, across-the-board productivity improvements and prudent risk management, as borne out by the high quality of our loan portfolio.

This balance has been achieved through healthy business development, integrated management of all aspects of the training process and preservation of the franchise and its value, but also through the vast range and scope of competencies that are the hallmark of your Bank.

The Bank's management team will continue to refine and strengthen our business model by benefiting from the cohesion and teamwork of all contributors to our success. This will be the main priority of the new Chief Operating Officer, Louis Vachon, who will henceforth oversee all units that deal directly with clients.

With the support and sound advice of the Board of Directors and the professionalism and day-to-day dedication of our employees – who I wish to personally thank for helping the Bank to achieve another record year – we will continue to grow National Bank for the benefit of its clients and shareholders.

Réal Raymond
President and Chief Executive Officer

Our Vision

Our Values

Customer satisfaction

Performance

Cooperation and team spirit

Integrity

Efficiency

Innovation

Key Factors to our Success

National Bank at a Glance

Growth in client satisfaction in Canada

+ 26%

126.3

2006

+ 37%

137.2

2006

Activities

- In-branch and remote payment services for individuals and businesses
- Broad offering of mortgage and personal loan products for consumers
- Full suite of savings and investment products sold through specialists in the branches and business offices
- Banking products marketed through partnerships
- Lending, deposit and cash management services for businesses
- Specialized financing: oil and gas, agribusiness, audio-visual productions, health
- International foreign exchange, factoring and payment services
- Credit cards for consumers and businesses
- Point-of-sale financing
- Direct sale of automobile and home insurance
- Sale of group insurance products to businesses
- Life and health insurance products
- Financial and estate planning services
- Private Banking

Challenges

- Increase recurring revenues at a faster pace than economic growth without sacrificing profitability
- Strengthen our competitive position and build loyalty among an ever-more demanding clientele that is heavily courted by the competition
- Enhance operational efficiency in the face of a mounting regulatory burden and a growing number of channels
- Increase revenues outside Quebec, specifically by deploying our commercial financial services expertise acquired in Quebec
- Grow revenues from non-lending activities such as financial asset management, transaction services and international services
- Maintain the quality of the portfolio through rigorous risk selection and portfolio monitoring

Activities

- Full-service and discount brokerage
- Trust and custodial services
- Design, management and support for sales of products marketed through the branches such as National Bank Mutual Funds and Private Investment Management
- Institutional investment portfolio management
- Administrative services for third-party brokers
- Design and marketing of investment products to third parties and direct sale of mutual funds

Challenges

- Enhance the Bank's relative strength in wealth management
- Accelerate growth outside Quebec of our products and mono-line subsidiaries
- Increase penetration of our investment solutions as an alternative to a uniproduct approach
- Build further synergies between Wealth Management and the other segments
- Constantly review our solutions to ensure optimal performance

Activities

- Financing through equities, bonds and credit facilities
- Deposit, foreign exchange and risk management services to corporations, governments and institutional clients
- Merger and acquisition advisory services
- Investing on the Bank's behalf
- Design of structured products for consumers and personalized solutions for high-net-worth clients
- Trading on capital markets: shares, fixed-income securities, derivatives, foreign exchange and commodities
- Bank financing and asset/liability matching
- Alternative management

Challenges

- Personalize our services in order to meet our clients' needs through an integrated approach
- Ensure our leadership in certain selected markets through increased specialization
- Emphasize the flexibility and unique client approach resulting from our entrepreneurial spirit
- Grow by relying on highly qualified personnel, while maintaining a balanced cost structure
- Effectively manage credit, market, liquidity and operational risk

Strategies

- Develop new markets through partnership agreements, insurance activities and a heightened presence within cultural communities
- Meet client expectations by providing quality service, an offering suited to their needs and integrated credit, savings and investment solutions designed to simplify their lives
- Become the primary institution of our clients by increasing the number of products they hold, leveraging synergies between the segments, proposing products that meet multiple needs and pairing clients with the right advisor
- Follow best practices, implement the right sales tools, and automate services in order to enhance transaction quality and speed of service, while maintaining the right balance between sales and service

- Help businesses tackle strategic challenges, specifically by offering them top-flight international services and appropriate financing to modernize or ensure a smooth transfer of ownership
- Build deeper relationships with clients by promoting an increase in the amount of business entrusted to the Bank, drawing on its reputation to acquire new clients and proposing solutions adapted to ongoing changes in the market
- Replicate the expertise acquired in Quebec in order to step up growth outside Quebec, specifically in agri-business and agri-food financing, international services and specialized fields such as healthcare

- Use our best managed product solutions to grow outside Quebec: National Bank Financial full-service brokerage, Private Investment Management and Altamira products for market intermediaries
- Demarcate ourselves by offering high value added products, continually striving to propose the right solutions – to the right clients, through the right advisors – and staying at the forefront of business and reputational risk management
- Catalyze energies by maximizing synergies through the creation of joint teams and by refocusing certain activities

- Step up expansion outside Quebec by strengthening our lead in the government fixed-income securities market, positioning ourselves as a front-runner in equity-based derivatives, and building on diversified banking services
- Further integrate solutions by harnessing creativity and client knowledge across the Bank, for both mass-marketed products and products for a limited clientele of high-net-worth individuals, institutions or businesses
- Generate additional revenues from new markets – for example, alternative management – by leveraging the close relationship between wholesale brokerage services and individual investment services and by carrying out selected acquisitions
- Give sustained attention to risk management and optimization of the risk-reward trade-off through close monitoring of large loans to businesses and active management of exposure to individual counterparties or industries

Results

$2,173 M
+ $125 M / + 6.1%

$260 M
+ $15 M / + 6.1%

29.4%
Stable

$858 M
+ $55 M / + 6.8%

$121 M
+ $35 M / + 41.3%

61.4%
+ 14.0%

$1,058 M
+ $78 M / + 8.0%

$161 M
+ $60 M / + 58.9%

25.2%
+ 4.5%

SVA = Shareholder value added
ROE = Return on common shareholders' equity

A Bank That Serves its Community

National Bank is well established within the community, participating in its economic development and helping to enhance the quality of life of its fellow citizens. Through its donation and sponsorship program, the Bank provides financial support to hundreds of educational, healthcare, community outreach, cultural and sports organizations each year, often relying on the commitment of employees.

The Bank makes significant donations to many Canadian university and hospital foundations. For instance, it donated $1 million to the *Université de Sherbrooke* in 2006 to establish the National Bank research chair for the treatment of brain cancer. The chair is headed by Dr. David Fortin, who developed a revolutionary experimental treatment in cooperation with the *Université de Sherbrooke* and its affiliated hospital centre (CHUS).

However, the Bank's commitment goes beyond making donations. Across Canada, our employees make an invaluable contribution by raising funds for selected causes through our branches and specially organized activities. In addition, the Bank's volunteer support program, *Our hearts are with you*, fosters social commitment among its employees, many of whom volunteer within their community.

National Bank makes it a point of honour to be an exemplary citizen and to encourage its employees to do the same. For an institution such as National Bank, seeking a balance means making a positive contribution to the welfare of its clients, shareholders and employees as well as enhancing the well-being of communities.

Here are a few examples of our achievements in 2006

Quebec Breakfast Club

Every morning, the Quebec Breakfast Club provides 14,250 underprivileged children across the province with a nutritious breakfast and stimulating environment – two essential ingredients to getting the school day off to a good start. Created in 1994, the Club has grown over the years and, in 2006, it extended its reach across the country through a partnership with Breakfast Clubs of Canada. For the second consecutive year, a fundraising campaign has been organized in branches across Quebec and, this year, branches in the other provinces are rallying to the cause. The 2005 campaign raised close to $250,000 for the organization; with the help of employees and clients across the country, the Bank hopes to exceed that amount this year.



Free The Children



Together with its employees, National Bank Financial (NBF), our full-service brokerage subsidiary, decided to focus its charitable efforts on helping children reach their potential. On November 20, 2006 – National Child Day in Canada – NBF reprised its Commissions Day under the new name of Little Giants Day and raised a total of $650,000. All commissions earned by the subsidiary and its employees and all donations received on that day will be given to organizations that help children. NBF has pledged $1.5 million to the internationally renowned charity, Free The Children. These funds will be used to mount an extensive four-part program that will include the organization's expansion in Quebec, a cross-country tour of schools to inspire young people to become socially involved, a reward program for youth volunteers and a leadership program for NBF employees and their children.

Muscular Dystrophy



Mario Cantin, a regional manager in the Saguenay/Lac-St-Jean/North Shore region, is determined to fight muscular dystrophy, a disease affecting many people in his region. He is involved in raising funds for Muscular Dystrophy Canada and has climbed three 6,000-metre mountains in Bolivia on behalf of the organization in order to raise awareness of this disease. Eager to lend their support, his colleagues in branches in the Quebec City and Eastern Quebec region sold close to 11,000 bracelets in support of the association. About a hundred of his colleagues also took part in a 5-kilometre walk through the streets of Jonquière. The $63,400 raised will help improve the quality of life for Canadians living with neuromuscular diseases and finance research into new treatments.

La Rose bleue

Pierre M. Houle, a technical advisor at the Montreal Banking Information Centre, is dedicated to helping *La Rose bleue*, an association in Mascouche, near Montreal, that assists people with intellectual and sensory disabilities. Mr. Houle, who is vice-chair of the association's board of directors, participates in fundraising activities and acts as a guide on excursions. As part of the *Our hearts are with you* recognition program, the Bank awarded Mr. Houle the 2006 *André Bérard Award*, created in honour of former National Bank Chairman and Chief Executive Officer André Bérard, as testimony to his community involvement. The award is accompanied by a $5,000 donation to the association where the recipient volunteers.


Bienve
André Bérard

Management's Discussion and Analysis

Table of contents

Management's Discussion and Analysis is dated November 30, 2006



Notes to Readers

Compliance with Canadian Securities Administrators Standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 of the Canadian Securities Administrators, *Continuous Disclosure Obligations*.

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Annual Report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in this Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Taxable equivalent reconciliation

Year ended October 31
(millions of dollars)

	2006	2005
Net interest income	1,292	1,441
Taxable equivalent	122	90
Net interest income on a taxable equivalent basis	1,414	1,531
Other income	2,553	2,262
Taxable equivalent	77	60
Other income on a taxable equivalent basis	2,630	2,322
Total revenues on a taxable equivalent basis	4,044	3 853
Operating expenses	2,588	2,499
Contribution on a taxable equivalent basis	1,456	1,354
Provision for credit losses	77	33
Income before income taxes and non-controlling interest on a taxable equivalent basis	1,379	1,321
Income taxes	277	291
Taxable equivalent	199	150
Income taxes on a taxable equivalent basis	476	441
Non-controlling interest	32	25
Net income	871	855

Factors That Could Affect Future Results

As indicated in the Caution Regarding Forward-Looking Statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to differ materially from those set out in the forward-looking statements. Some of these factors are discussed below. The other factors, such as credit risk, market risk, liquidity risk and operational risk, as well as other risk factors are discussed under "Risk Management" on page 52 and the subsequent pages of this Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given region.

Notes to Readers (cont.)

Monetary policy

The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or capital market conditions.

Competition

The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, quality of service and changes in products and services offered.

Legislative and regulatory amendments

Various laws and regulations have been introduced by governments and regulatory bodies to protect the interests of the general public and the Bank's clients, employees and shareholders. These changes to laws and regulations, including those affecting their interpretation or application, could have an impact on the Bank. In particular, they could limit its product or service offering or enhance its competitors' ability to rival the Bank's offering with their own. Also, in spite of the precautions the Bank takes to prevent such an eventuality, failure to comply with laws and regulations could give rise to penalties and fines that could have an adverse impact on its financial results and reputation.

Accuracy and completeness of information on clients and third parties

The Bank must be able to rely on the accuracy and completeness of information on its clients and the third parties with which it enters into contracts. In decisions related to credit or other transactions with clients and third parties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank may also refer to statements made by clients and third parties regarding the accuracy and completeness of such information and auditors' reports on their financial statements. In the event the financial statements are misleading or do not present fairly, in all material respects, their financial position or operating results, the Bank's revenues could be adversely impacted.

New products and services to maintain or increase market share

The Bank's ability to maintain or increase market share depends, in part, on the way in which it adapts its products and services to changes in industry standards. Increased pressure on product and service pricing in the financial services sector may reduce total revenues. In addition, adopting new technologies, including web-based services, in order to modify or adapt its products and services may lead to significant expenses for the Bank.

Acquisitions

The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be granted. Acquisitions may affect future results depending on whether the Bank succeeds in integrating the acquired company.

Commercial infrastructure

Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and access to network and other communications services. Interruptions in these services can adversely affect the Bank's ability to provide products and services to its clients and conduct its business.

Other factors

Other factors that could affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unexpected changes in consumer spending and saving habits, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's ability to foresee and effectively manage the risks associated with these factors through rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or Bank-specific factors that could negatively affect future results. The Bank will not update the forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional Disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Financial Disclosure

Disclosure Controls and Procedures

The preparation of this Annual Report is supported by a set of disclosure controls and procedures implemented by Management. In fiscal 2006, these controls and procedures were reviewed and the effectiveness of their design and operation was evaluated.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2006. The evaluation was performed in accordance with the COSO(1) control framework adopted by the Bank and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators, *Certification of Disclosure in Issuers' Annual and Interim Filings*. The Bank's management can therefore provide reasonable assurance that material information relating to the Bank is reported to it in a timely manner so that it can provide investors with complete and reliable information.

This Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

(1) Committee of Sponsoring Organizations of the Treadway Commission

Financial Disclosure (cont.)

Internal Controls Over Financial Reporting

In 2006, the Bank's Disclosure Committee supervised the documentation and evaluation of the design of internal controls over financial reporting for the Bank's operating and accounting processes.

Like the evaluation of disclosure controls and procedures, the design of internal controls over financial reporting was evaluated in accordance with the COSO control framework and Multilateral Instrument 52-109. Based on the results of this evaluation, Management concluded that the internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Bank's consolidated financial statements were prepared in accordance with Canadian GAAP.

Management took further steps that enabled it to conclude that during the fiscal year ended October 31, 2006, no changes were made to internal controls over financial reporting that would have materially affected, or would be reasonably considered to materially affect, these controls.

In the coming fiscal year, the Bank will continue to ensure compliance with the final implementation phase of Multilateral Instrument 52-109; once it is made effective by the regulatory authorities, Management will be required to publish a report on its assessment of the effectiveness of internal controls over financial reporting as at October 31, 2008.

Organizational Structure of the Bank

Board of Directors

The main duty of the Board of Directors is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted in its role by the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

As part of its duties and responsibilities, the Board reviews and approves the strategic plan in which the Bank sets out its mission, vision, business objectives and strategy in light of the related business opportunities and risks, as well as the business plans covering the Bank's core activities. It reviews and approves the overall risk philosophy and risk tolerance of the Bank; identifies, defines and understands the major risks to which the Bank is exposed; and ascertains that appropriate systems are implemented for the effective management of those risks. It oversees the development and implementation of policies on the communication and disclosure of information to shareholders, investors and the general public. The Board also ensures rules of conduct and ethics are upheld, and assesses Management's performance.

The majority of Board members, including the Chairman, are independent within the meaning of Canadian Securities Administrators standards. Moreover, the three Board committees are composed entirely of independent members.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board by reviewing financial statements, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. The Committee further acts as an intermediary between the Board and the persons responsible for the independent oversight functions, namely internal audit, external audit and corporate compliance.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained, and manages the external audit process. It supervises the work of the internal audit, financial analysis and corporate compliance functions and conducts a detailed review of the Bank's risk management, including related control practices and the principal risks related to financial and other disclosures. Lastly, it reviews any attestations and reports required by regulatory authorities which come under its purview.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board by overseeing the introduction, implementation and application of corporate governance rules, procedures and policies; ensuring adherence to rules of professional conduct; and overseeing the management and monitoring of related party transactions.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the mandates of the Board and its committees, the Chairman of the Board and the Chairs of the committees. It periodically reviews the summary of the Board's corporate governance practices, the size and composition of the Board and its committees, and the various rules and guidelines applicable to directors, in particular regarding share ownership, conflict of interest disclosure, and director selection and succession. The Committee also develops and oversees the process for assessing the performance and effectiveness of the Board, its committees, the Chairman of the Board, the Chairs of the committees and directors, and ensures the maintenance of orientation and continuing education programs for directors.

Lastly, the Committee ensures compliance with the Code of Professional Conduct and the existence of mechanisms for the disclosure of information to clients, and oversees the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources policies and programs, and ensures they are conducive to achieving the Bank's business objectives without compromising its viability, solvency or reputation. It also oversees strategic planning programs for management succession.

The Committee annually reviews the Bank's salary policy, the total compensation program and their distribution method, as well as other employment conditions. It ensures that a human resources management program is in place that includes a recruiting process, the allocation of decision-making authority, the separation of incompatible functional responsibilities, clear employee communications and effective employee supervision.

The Committee annually evaluates the performance of the President and Chief Executive Officer and executive officers as well as their prudence in managing the Bank's activities and risk exposure. It also examines officer profiles, competency requirements and the management succession plan for the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and reviews the reports on decisions made by that committee, the financial position and returns of pension plans and the performance of the pool fund.

Organizational Structure of the Bank (cont.)

Executive Committee

The Executive Committee, which is composed of the President and Chief Executive Officer and the officers responsible for the Bank's main business units, is mandated to define the Bank's culture and philosophy, approve and monitor the strategic initiatives of the Bank group as a whole, manage the officer succession process, and ensure a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

Disclosure Committee

The Disclosure Committee assists the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs by ensuring the implementation and functionality of disclosure controls and procedures and financial reporting internal control procedures. The Committee thereby ensures that the Bank and its subsidiaries meet their disclosure obligations under current regulations and the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs can produce the requisite attestations.

Compliance

Regulatory framework
National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk
Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative effect on the Bank's reputation and potentially result in penalties, sanctions and material financial losses.

Regulatory risk management
The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its day-to-day operations, as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Corporate Compliance Department, which is mandated to:

- Make sure that policies and procedures are in place that will ensure compliance with the regulations in effect in all jurisdictions where the Bank and its subsidiaries carry on business
- Develop compliance training and information programs for employees of the Bank and its subsidiaries
- Oversee compliance by the Bank and its subsidiaries with policies and procedures
- Refer relevant compliance matters to the Bank's Board of Directors

The Corporate Compliance Department exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

The Department is an independent unit. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee and the President and Chief Executive Officer. Under the powers entrusted to it, the Department can also communicate directly with officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of National Bank and each of its subsidiaries to provide it with the information deemed necessary for effective oversight.

Business unit managers are responsible for implementing mechanisms for daily control of regulatory risks arising from the operations under their responsibility. The Corporate Compliance Department exercises independent oversight to assist managers in managing these risks effectively and obtain reasonable assurance that the Bank is compliant with regulatory requirements.

The control framework covers the following:

- Identification, evaluation, communication, maintenance and updating of compliance requirements
- Identification of the business units affected by these requirements
- Documentation of compliance and regulatory requirement controls applicable to daily operations, including monitoring procedures, remedial action plans and periodic reports produced by business units
- Independent oversight of the application of policies and procedures in effect
- Quarterly reporting to the Audit and Risk Management Committee on the main results of compliance oversight

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Corporate Governance

At National Bank, we assign great importance to corporate governance because compliance with corporate governance standards allows the Bank, as a corporate citizen, to contribute to the efforts of regulatory bodies, governments and companies worldwide towards maintaining investor confidence in capital markets. In this context, transparency and discipline are two core values. In fact, the Bank believes it is in the interest of its shareholders, clients and partners to adopt stringent corporate governance policies and practices, subsequently monitoring and adjusting them over time. To this end, the Board, with the support of its committees and the management team, oversees the application of sound corporate governance standards and practices that generally comply with the best practices advocated by corporate governance experts.

We invite you to read the Management Proxy Circular pertaining to the 2007 Annual Meetings of Shareholders, which provides a detailed description of the Bank's corporate governance practices. It contains information on the independence of members of both the Board and its committees, the complete mandate of the Board and a description of committee mandates.

The Management Proxy Circular for the 2007 Annual Meetings of Shareholders is available on the Bank's website at www.nbc.ca and on SEDAR's website at www.sedar.com.

Major Economic Trends and Challenges

Canada's economy is highly open to global trade. The global economy has just experienced three consecutive years of robust growth, but could lose momentum in 2007 due to the combined effect of interest rate hikes implemented in the key economic regions in order to counter inflationary pressures, and the weakest growth in consumer spending in the United States in the past 15 years.

In fact, for the past few years, growing household wealth, fuelled by escalating housing prices, has driven the increase in U.S. consumer spending. The current downturn in the residential market could have the opposite effect, which is why the American economy may cool off considerably in the coming year, with economic growth dropping from over 3% in 2006 to less than 2% in 2007.

The emerging economies will, nonetheless, remain strong and the global economy is expected to grow by nearly 4% in 2007, which is high, but still below the 2006 rate of close to 5%.

The Canadian Economy

The slowdown in the U.S. economy is certainly not good news for Canada. However, sound management of public finances in Canada has made it possible to provide tax relief and Canada remains the only G7 country with a budget surplus. This situation, in addition to contained inflation, has enabled the application of a policy of interest rates 1% below those south of the border, which has spurred domestic demand.

The impact of economic policies, combined with energy resource development, will help Canada withstand or even outperform the slowing American economy, resulting in economic growth in Canada of 2.3% in 2007, compared to 2.7% in 2006.

This growth is not, however, evenly distributed. The manufacturing sector, 80% of which is concentrated in Quebec and Ontario, is feeling the full brunt of a robust Canadian dollar, rising costs of energy and other raw materials, and heightened foreign competition. In fact, China has joined Canada as the principal exporter to our American neighbours, representing a threefold increase in Chinese exports to the United States in just ten years.

Quebec and Ontario are consequently expected to experience the slowest economic growth in Canada, posting rates of between 1.5% and 2.0% in 2006 and 2007. These rates are, by and large, respectable considering the market decline in the external sector.

Domestic demand will remain vigorous, generating new jobs in a variety of sectors to offset the jobs lost in the manufacturing sector. Although the housing market will likely fall back from hard-to-maintain record levels, investments in infrastructure and production facilities, along with expansionary public policies, should stimulate employment and consumer confidence, and consequently, spending on goods and services.

In spite of being sorely tested, the manufacturing sector in the central provinces continues to post high capacity utilization rates and low debt levels. While the difficulties encountered by the sector have led to off-shoring or discontinued operations, they have not translated into a higher number of business bankruptcies.

Challenges for National Bank

In 2007, the Bank will face somewhat weaker economic conditions, which could affect growth in consumer credit – specifically, residential mortgages – but without slowing the pace of growth in wealth management and commercial lending. This may signal a turnaround in the credit cycle in Canada, which would lead to an increase in impaired loans and loan losses. In such an event, the Bank has good reason to believe that it will continue to enjoy very sound credit quality, enabling it to keep credit losses at historic low levels.

In addition to the favourable situation with regard to business bankruptcies, household debt, which was up about 10% in 2006, did not lead to a significant rise in personal bankruptcies. The Bank is therefore confident that its business development strategy, by remaining aligned with major market and industry trends, without sacrificing rigour in managing risk, will prove successful in a climate of greater uncertainty.

The sustained expansion of the Bank's activities is based, among other things, on a regional diversification strategy, which mitigates the relative weakness of its core market, Quebec. The Bank is therefore able to benefit from growth in consumer credit across Canada through partnership agreements that are still progressing rapidly.

The Bank is also participating fully in the oil and gas boom, as demonstrated by the increase in the Energy Sector credit portfolio. This diversification also characterizes Wealth Management, 40% of whose income is generated outside Quebec. In addition to the considerable contribution from National Bank Financial, the Bank's full-service brokerage subsidiary, Altamira's CashPerformer account, available Canada-wide through multiple investment advisor networks, has also been a major success – one that the Bank hopes to duplicate with the Meritage Portfolios family of funds.

In terms of services to individuals, the aging of the population is now a major demographic trend, but also a trend that is affecting demand for wealth management services, an activity that, by its nature, is less sensitive to business conditions. As this activity occupies a more substantial place at the Bank than at many of its competitors, the Bank believes that the expected growth in such services could cushion the anticipated decline in growth in personal and commercial credit.

The most significant source of uncertainty is the behaviour of financial markets – an industry phenomenon that is not specific to the Bank. The upcoming elimination of the tax advantages currently available to income trusts will affect not only investors' choices, but also how companies approach the public market. Furthermore, how softly the U.S. economy lands will influence price levels and volatility on the markets. While the likelihood of a slide in the North American stock markets cannot be excluded, the expected drop in interest rates could well break the fall.

While the Bank cannot avoid the effect of these economic and financial developments entirely, its portfolio of activities should enable it to seize the many opportunities that will present themselves on capital markets.

Early in this fiscal 2007, the degree of risk associated with portfolio quality and business development has moved up a notch in the Canadian banking market. The Bank is aware of the resulting uncertainty and challenges, while being at the same time confident that its strategy is appropriate for the circumstances, and that it is sufficiently prudent in its risk management to avoid significant downward volatility in its results.

Overview

Consolidated results

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2006	2005	Change %
Total revenues	4,044	3,853	5
Operating expenses	2,588	2,499	4
Contribution	1,456	1,354	8
Provision for credit losses	77	33	133
Income before income taxes	1,379	1,321	4
Income taxes	476	441	8
Non-controlling interest	32	25	28
Net income	871	855	2
Earnings per share	5.13	4.90	5
Average assets	106,273	90,902	17
Risk-weighted assets	47,298	46,237	2
Average loans and bankers' acceptances	49,390	45,926	8
Average deposits	64,193	57,090	12
Net impaired loans[2]	(192)	(191)	1
ROE	20.1%	20.7%	
Efficiency ratio	64.0%	64.9%	

(1) See "Financial Reporting Method" on page 13.
(2) Net of general and specific allowances

National Bank posted positive and balanced changes in 2006 as revenues and net income reached new highs.

- Net income rose slightly by 2% to $871 million, with earnings per share of $5.13, up 5% taking into account the repurchase of common shares.
- Revenues were up 5%, surpassing $4 billion.
- Expenses grew at a slower pace (4%) than revenues, contributing to the 8% increase in the contribution before credit losses.
- The $44 million or 133% rise in the provision for credit losses was primarily attributable to the $42 million reversal of the general allowance for credit risk in 2005.
- Specific loan losses were up only 3% or $2 million to $77 million, rising at a slower pace than the 8% average growth in loans and bankers' acceptances; the ratio of credit losses is stable at 0.16%. Gross impaired loans represented less than 6% of tangible assets.
- The good quality of the credit portfolio was reflected in the stable surplus of $192 million over the allowance for impaired loans.

Risk profile

Loan losses and impaired loans
(millions of dollars)

	2006	2005
Specific loan losses	77	75
Credit losses as a % of loans and bankers' acceptances[1]	0.16%	0.16%
Net impaired loans	116	117
Gross impaired loans as a % of tangible assets	5.9%	6.8%
Specific allowances as a % of impaired loans	50.4%	54.9%
General allowance	308	308
Impaired loans, net of general and specific allowances	(192)	(191)

(1) Before reversal of the general allowance

Recognition of Specified Items

Fiscal 2006 and fiscal 2005 both contain specified items – such as the $42 million reversal of the general allowance in 2005 – that partially blur the fundamental changes in the business.

- These various items had a positive after-tax impact of $52 million in 2005 and $14 million in 2006. If they are excluded, net income for the year would be reduced to $857 million, which would still reflect growth of 7% on a comparable basis.
- This adjustment, useful to better understand the change in the Bank's operations, also resulted in a 10% increase in earnings per share, which is at the higher end of the target range of 5% to 10%.

Income before specified items[1]

Year ended October 31

	Millions of dollars			Dollars per share		
	2006	2005	Change	2006	2005	Change
Income before specified items[1]	857	803	7%	5.05	4.58	10%
Reversal of the general allowance	–	27		–	0.17	
Disposal of investments in South America	–	25		–	0.15	
Sale of shareholder management activities	5	–		0.03	–	
Gain on MasterCard Inc.	9	–		0.05	–	
Net income as per financial statements	871	855	2%	5.13	4.90	5%

(1) Non-GAAP measure, see the notice under "Financial Reporting Method" on page 13.

Objectives, Results and Total Shareholder Return

National Bank had another banner year. In fact, revenues grew 5%, a pace similar to that of the Canadian economy. Return on shareholders' equity reached 20.1%, while growth in earnings per share was driven by productivity gains and a very favourable level of credit losses. Despite new share repurchase programs and a higher dividend payout ratio, capitalization remained excellent and all financial objectives were achieved or surpassed.

2006 objectives and results

	Objectives 2006	Results 2006
Growth in earnings per share(1)	5% – 10%	10.3%
Return on common shareholders' equity	16% – 18%	20.1%
Tier 1 capital ratio	More than 8.5%	9.9%
Dividend payout ratio	35% – 45%	38%

For fiscal 2007, the Bank has revised some of its target objectives. Return on common shareholders' equity has been increased from 16%-18% to 16%-20% and the target dividend payout ratio has been increased to 40%-50%.

2007 objectives

	Objectives 2007
Growth in earnings per share(1)	5% – 10%
Return on common shareholders' equity	16% – 20%
Tier 1 capital ratio	More than 8.5%
Dividend payout ratio	40% – 50%

(1) Excluding specified items

In 2006, the total return on the Bank's common shares reached 7%. Over the past five years, National Bank shareholders have benefited from an average total return of 24%, taking into account the increase in the share price and the reinvestment of dividends. This five-year return exceeds the returns of the five other major Canadian banks taken collectively (19%) or individually. However, these competitors partially closed the gap in 2006, causing the index for the banking industry and the composite market index to rise 21% and 22%, respectively.

Return on National Bank shares

Total return index as at October 31 (2001 = 100)


NBC
S&P/TSX Banks
S&P/TSX
300
250
200
150
100
50
2001
2002
2003
2004
2005
2006

Geographical Distribution of Revenues

During the 2006 fiscal year, 64% of the Bank's revenues stemmed from Quebec-based clients, 27% from the other provinces and 9% from activities abroad or activities not allocated because they originated on financial markets. Other than a slight increase in the relative weight of the revenues from provinces other than Quebec in the Financial Markets segment, these results were very similar to last year's results.

Quebec's relative importance in terms of revenues was greatest in the Personal and Commercial Banking segment. The Wealth Management segment contributed significantly to diversification of the Bank's revenues, 40% of which were generated outside Quebec – in particular by the activities of National Bank Financial and Altamira. The same is true for the Financial Markets segment, where 52% of revenues were attributable to activities on global financial markets.

Geographical distribution of revenues

Year ended October 31
(as a % of total revenues, taxable equivalent basis)(1)

	Quebec		Other provinces		Other(2)	
	2006	2005	2006	2005	2006	2005
Personal and Commercial	82%	82%	17%	18%	1%	–%
Wealth Management	59%	59%	40%	40%	1%	1%
Financial Markets	17%	22%	31%	26%	52%	52%
Total	64%	64%	27%	26%	9%	10%

(1) See "Financial Reporting Method" on page 13.
(2) Unallocated and international activities

Capital Management Firmly Focused on the Shareholder

Capital management is a key component of the overall financial management at National Bank and is based as much on the Bank's regulatory obligations as on the objectives related to its business plan and shareholder expectations.

A bank's capital covers risks inherent to its various operations, such as credit loss, adverse developments in financial markets or negative events such as poor operational decisions. Although regulatory measures currently only consider credit and market risk, the Bank also allocates capital to operational and business risks as part of its internal management structure, thereby prospectively applying the rules of the Basel II Accord.

In managing capital, the Bank also takes into account changes in income, market expectations and business growth. In fiscal 2005, the Bank changed the way it establishes its target ratio for Tier 1 capital and now sets only a minimum level of 8.5%. For the past 16 quarters, the Tier 1 capital ratio has fluctuated between 9.1% and 10.2% to close at 9.9% at year-end.

Tier 1 capital ratio

● Ratio — Upper limit of target range — Lower limit of target range

11.5% 11.0% 10.5% 10.0% 9.5% 9.0% 8.5% 8.0% 7.5%

2002 2003 2004 2005 2006

In 2006, available net income, at $850 million, accounted for 91% of additional Tier 1 capital. This source of capital was supplemented by the issuance of a $225 million innovative instrument, a highly cost-efficient vehicle. Changes in non-controlling interest in 2005 and 2006 resulted, for the most part, from taking into account variable interest entities.

Sources and use of Tier 1 capital

(millions of dollars)

	2006	2005
Available net income	850	829
Preferred shares	-	25
Innovative instruments	225	-
Non-controlling interest	(140)	117
Sources of capital	935	971
Dividends on common shares	320	286
Repurchases of common shares, net of issuances	259	166
Increase in risk-weighted assets	102	519
Increase in Tier 1 capital ratio	142	-
Other	112	-
Use of capital	935	971

The capital was used as follows: 38% of available net income, or $320 million, was distributed as dividends to common shareholders; a total of $259 million, $93 million more than in 2005, was returned to shareholders through the net repurchase of 3.7 million common shares, another way of distributing capital to shareholders; and, due to slower growth in risk-weighted assets, a mere $102 million in capital was required to maintain the Tier 1 capital ratio, against $519 million one year earlier. Lastly, $142 million was used to increase the Tier 1 capital ratio, which went from 9.6% to 9.9%.

Shareholder value added and allocation of economic capital

Year ended October 31

(millions of dollars)

	2006	2005	Change %
Capital	4,238	4,013	6
Available net income	850	829	3
Cost of capital	466	441	6
Shareholder value added	384	388	(1)
Allocated economic capital	2,921	2,780	5
Unallocated economic capital	1,317	1,233	7
Capital allocated by segment			
Personal and Commercial	1,411	1,324	7
Wealth Management	239	235	2
Financial Markets	1,131	1,042	9
Other	140	179	(22)
Capital allocated by type of risk			
Credit risk	1,539	1,466	5
Market risk	550	535	3
Operational risk	832	779	7

The Bank took care to preserve a healthy balance between high returns to shareholders and maintaining more-than-adequate capital to support its activities. As a result, average capital grew 6% in 2006 to $4.2 billion. Shareholder value added, which is calculated by subtracting a cost of capital of 11% from available net income, stood at $384 million.

Economic capital is also allocated to the different portfolios and activities – and ultimately the different segments – according to their level of inherent risk. Three types of risk – credit risk, market risk and operational risk – are formally assessed using methods similar to those that will be used to determine regulatory capital when the Basel II Accord comes into effect. Detailed information on these risks is provided on pages 52 to 57 of this Annual Report. According to this methodology, approximately two thirds of capital is allocated, which means the Bank has more capital than it would need to satisfy the solvency criteria underlying the concept of economic capital.

Altogether, allocated capital increased 5%, reflecting the growth in activities during the year – especially within Personal and Commercial Banking (7%) and Financial Markets (9%). Although loans and bankers' acceptances grew 8%, capital allocated to credit risk was increased only 5% due to the migration of the portfolio towards loans representing a lower risk because of their nature – loans with a collateral mortgage, for example – or because of the financial soundness of the borrower.

Capital and risks were therefore actively managed during the year. The Bank continued to improve its activities and its loan and securities portfolio in order to achieve more predictable, and therefore higher quality, results immediately and in the years to come. For the past number of years, a substantial portion of income and added value has been returned to shareholders in the form of dividends and share repurchases without compromising the Bank's financial strength and its ability to grow and diversify its business.

Business Segment Analysis

Business Mix

National Bank's results are presented according to three main business segments.

- The Personal and Commercial segment provides transaction services, grants financing and offers savings and investment solutions to Bank clients. These products are offered by front-line sales and service personnel in the branches and commercial banking centres. They are also accessible through various remote banking channels and alternative networks.
- Wealth Management develops and manages savings and investment solutions for clients of the Bank and its mono-line subsidiaries such as National Bank Financial and Altamira, as well as clients of third parties.
- Lastly, Financial Markets caters primarily to the needs of corporations and institutions. It participates in capital markets both on behalf of this clientele and the Bank.

Personal and Commercial Banking is by far the most important of the three segments, accounting for just over 50% of the Bank's total revenues, net income and capital requirements. Compared to the other segments, Wealth Management activities require less capital and generate 21% of revenues and 16% of net income, while being allocated only 9% of the Bank's economic capital. In total, this represents 74% of revenues and 69% of net income from business relations with individuals with small and medium-sized enterprises.

Financial Markets uses 41% of allocated capital for market risk-taking and corporate financing. On the other hand, relatively low operating expenses allow it to generate approximately one third of net income, with one quarter of the total revenues earned by all three segments.

As a result, the Bank's total revenues and net income are generated by a variety of sources and activities, each with its own market dynamics and specific risk profile.

Business mix

Year ended October 31, 2006


Total revenues
Net income
Economic capital
53%
53%
50%
21%
16%
9%
26%
31%
41%
Personal and Commercial
Wealth Management
Financial Markets

Personal and Commercial Banking

The mission of the Personal and Commercial segment is to offer clients the Bank's full range of financial products and services via its branches, service outlets and remote banking, as well as through an extensive network of partners coast to coast. In so doing, it can meet the diverse needs of all its clients Canada-wide.

Segment results – Personal and Commercial Banking
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	1,367	1,299	5
Other income	806	749	8
Total revenues	2,173	2,048	6
Operating expenses	1,329	1,265	5
Contribution	844	783	8
Provision for credit losses	121	117	3
Income before income taxes	723	666	9
Income taxes	244	223	9
Net income	479	443	8
Average assets	47,379	43,956	8
Risk-weighted assets	29,710	28,808	3
Average deposits	30,669	29,947	2
Average loans and acceptances	46,638	43,235	8
Net impaired loans	94	88	7
Net impaired loans as a % of loans and acceptances	0.2%	0.2%	
Efficiency ratio	61.2%	61.8%	

Net income for the Personal and Commercial segment reached $479 million in fiscal 2006, up 8% over the previous fiscal year. Revenues increased 6% to $2.2 billion owing to balanced growth in net interest income and other income. This growth in business stemmed mainly from increases in loans, investment products and foreign exchange activities for businesses. Effective control over operating expenses and a slight increase in the provision for credit losses actively contributed to greater profitability. Efficiency gains were achieved, as reflected in the drop in the efficiency ratio from 61.8% in 2005 to 61.2% as at October 31, 2006. The increase in net impaired loans was 7%, but a mere 3% in the provision for credit losses due to business growth.

These excellent results were achieved by successfully pursuing a growth strategy that revolves around client satisfaction, employee engagement and competency development, and growth in high-performance products that meet market expectations – all factors that create value for clients and shareholders alike.

As its name suggests, this segment comprises two types of activities: services to individuals and services to businesses.

Personal Banking

Total revenues – Personal Banking
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

2006	1,430
2005	1,338
Change in total revenues	6.9%
Credit activities	1.0%
Transaction activities	8.8%
Insurance activities	23.8%
Investing activities	9.3%

Personal Banking offers clients customized transaction, lending, credit card, insurance, deposit and investment solutions to help them achieve their financial goals.

Its more than 8,500 employees serve close to 2.5 million clients across Canada through a network of 451 branches, 801 banking machines and virtual service infrastructures adapted to current realities.

Personal Banking registered solid revenue growth in fiscal 2006. Total revenues rose 6.9%, spurred by a sustained increase in transaction revenues (8.8%), investing activities (9.3%) and insurance revenues (23.8%). This growth stemmed from our having focused on actively developing stable sources of revenue that entail no credit risk. This translated into increased diversification of revenues, of which only 42% are credit activities, down 3% from 2005.

For ease of understanding, the information on this segment's four key areas of focus – namely credit, transaction, insurance and investing activities – is presented separately. These activities are carried out as part of an overall approach aimed at providing integrated financial solutions geared to our clients' needs.

Credit activities
This heading covers all consumer loans, including mortgages, lines of credit and credit cards, as well as distribution agreements, such as those signed under partnerships.

Fuelled by a brisk economy and stepped-up business development efforts, the volume of retail credit activities grew 7.0% in 2006. The most dramatic increase was recorded in the secured loan category, where home equity lines of credit (our All-In-One solution) as well as investment loans distributed through partnerships climbed sharply.

The past fiscal year was characterized by stiff competition for mortgages in Canada. As a result, the net interest spread narrowed 11 basis points. The Bank reacted at two levels to this context of strong downward pressure on product pricing and lending criteria. First, because our mortgage lending criteria have not changed over the years, we were able to maintain our credit risk exposure from the speculative condominium market at a low level.

(1) See "Financial Reporting Method" on page 13.

Second, we focused on improving our innovative credit tools such as the popular All-In-One home equity line of credit, which offers greater profitability than conventional products. The All-In-One has the features of a universal account, enabling clients not only to consolidate all their personal and mortgage loans in a single account, but also to use it in a completely transparent manner as a low-fee transaction account. The All-In-One was further enhanced in 2006 to allow clients the option of dividing the product into one or more sub-accounts, for income tax or other purposes, making it an even more versatile financial management tool. The product has also become more accessible, as eligible clients can now finance up to 90% of the market value of their property, instead of 75% previously.

Retail credit, including securitization
As at October 31, 2006
(millions of dollars)

Total retail credit	33,346
Year-over-year change	7.0 %
Secured credit	27,205
Year-over-year change	8.6 %
Insured residential mortgage loans	(0.3)%
Conventional residential mortgage loans	10.8 %
Mortgage-backed personal lines of credit	34.4 %
Total mortgage credit	6.5 %
Other secured loans	62.8 %
Other personal loans	6,141
Year-over-year change	0.2 %
Credit card advances	2.2 %
Regular lines of credit	1.6 %
Other loans	(3.7)%

The Bank is an industry leader in the design and production of financial products for third-party distribution networks. In 2006, over 25% of Personal Banking volume growth was attributable to the success of these agreements and the diligent work of the nearly 10,000 advisors at the companies that distribute our products and services. Furthermore, these partners primarily serve clients who, because of their geographic location, were not previously served by the Bank, and who represent a select group with a lower-than-average risk profile.

The distribution agreements signed in recent years with some Power Financial Corporation companies, certain associations or major insurance companies have yielded excellent results, confirming that this component of our strategy was effective in developing new markets outside Quebec. During the fiscal year ended October 31, 2006, investment loans granted under these agreements rose 62.8%.

With respect to unsecured loans granted on the basis of the borrower's creditworthiness, gains were generated by credit cards and lines of credit. The 3.7% decrease in other loans reflects our strategy of prioritizing revolving credit financing.

The Bank is one of the largest issuers of MasterCard credit cards in Canada. During the summer, it launched a major credit card for young adults. The card offers all the advantages of a Regular MasterCard, plus a hip, one-of-a-kind design – it's the first vertical MasterCard in Canada – for the young person who wants something different. As a result of strategies employed to increase the use of all types of credit cards, purchases and cash advances charged to accounts increased 4%.

In total, secured loans represented 82% of all credit granted to individuals, and other loans, 18%.

Transaction activities

The financial success of a bank hinges more on developing relationships of trust than on a clientele building strategy based strictly on lowest price. That is why National Bank offers a complete range of products, services and packages, from the most affordable to the most comprehensive, to meet its clients' diverse needs. Clients can therefore select solutions that match their spending habits, the number of transactions they carry out and how they do their banking.

In mid-year, the Bank modified the parameters of its free service offering for clients aged 60 and over, and launched the Perspective banking program. This change, made necessary by the aging of the population, will prevent long-term erosion of transaction revenues.

Between October 2005 and October 2006, the average volume of deposit transactions rose 2.6%. Rising interest rates over the course of the year led to a 37-basis-point increase in the net interest spread on deposits, which partly compensated for the narrower spread on loans.

In terms of electronic transactions, Internet banking has been steadily gaining momentum since it was first introduced. Total web-based transactions and the number of clients migrating to online services grew again in 2006. Over the past 5 years, the number of transactions has climbed 28%, to reach 315 million in 2006. Electronic transactions[1] continued to rise and now account for 276 million, or 88%, of all transactions. Internet transactions, which accounted for 2% of transactions in 2001, now represent 6% of the total.

Moreover, the Bank once again did a good job preventing debit card fraud by keeping losses in check and minimizing the impact on clients.

The www.nbc.ca portal, which offers clients easy, reliable access to the Bank's products and services, also continued to grow in popularity. Recent improvements have made it even easier for users to choose from among the Bank's products and services, which has translated into greater client satisfaction. In 2006, the number of clients signed up for transaction services on the Bank's website rose 14%.

(1) Other than in-branch or cheque transactions

Insurance activities
National Bank Insurance offers a full range of insurance products through three subsidiaries that contribute to the Bank's profitability. National Bank Life Insurance Company focuses chiefly on insurance products for credit instruments (credit cards, mortgage loans and consumer loans). National Bank General Insurance Inc. specializes in direct sales of automobile and home insurance. Lastly, National Bank Insurance Firm Inc. is a brokerage firm that offers life and health insurance products to consumers and businesses.

In fiscal 2006, National Bank Insurance revenues grew 23.8%, taking into account gains on securities. The rise in written premiums and commissions at the three insurance subsidiaries explains this jump in revenues. Premiums on loan and credit card payment insurance from National Bank Life Insurance Company climbed 8% and 10%, respectively. In addition, National Bank General Insurance passed the threshold of 100,000 insured vehicles and properties in 2006, an increase of 16% in one year, owing to the terrific success of home insurance, which was launched in April 2005. The company continues to enjoy excellent recognition and is among the most frequently consulted insurers in Quebec.

Investing activities
The branch network acts as the distributor of an extensive range of investment products that are divided into two categories. The first category consists of registered and non-registered deposit products, substantially all of the revenues of which are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally offered by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

For deposit products, fiscal 2006 was characterized by heightened investor interest in fixed-rate GICs. These products accounted for more than 30% of the year's net inflows for investment products offered through the branches. Moreover, the rise in interest rates helped improve profitability on these products.

As for products designed by subsidiaries, the Strategic Portfolios and the Private Investment Management (PIM) service remained the primary sources of investment product sales generated by referrals from the branches. Strategic Portfolio long-term assets climbed 31% to reach $3.5 billion. PIM service assets also grew dramatically over the year, primarily thanks to the branches' contribution.

To round out their offering, the branches have been distributing the new income funds developed by National Bank Securities (NBS) since May 15, 2006. These products offer either fixed or variable distributions to best respond to clients' liquidity requirements.

These investment products are sold and distributed through our financial services managers and personal bankers in the branches. Joining this team of traditional branch personnel is the National Bank Wealth Management specialized team of financial planners. This group has been deployed in the branch network with the goal of developing the savings management market among upscale clients and is pivotal in providing value-added wealth management advisory services. The team of financial planners, which now numbers more than 300, can draw on integrated solutions to meet the banking and credit needs of their clients and, when asked, can meet with them at their home or office. Clients who wish to hold securities directly can be referred to National Bank Direct Brokerage (NBDB) or Individual Investor Services at National Bank Financial. In addition, a specialized team of retirement investment advisors offers a range of services for clients' retirement needs.

The Bank also offers Private Banking services for financially active wealthy clients with more complex needs who prefer to leave the management of their financial affairs to experts.

Challenges

- Increase recurring revenues
  In order to increase revenues at a faster pace than economic growth, the Bank must implement solid income-generating initiatives with excellent profitability prospects.
- Build client loyalty
  Increased competition poses a challenge for retaining clients, who are ever more demanding and subject to intense solicitation from conventional and specialized players.
- Enhance operating efficiency
  Keeping expense growth lower than revenue growth is a key challenge in order to increase our profitability in the face of a mounting regulatory burden and a growing number of product and service delivery channels.

Strategies and Achievements

- Develop new markets
  - *Maximize gains from partnership agreements.* With a loan volume of $2.6 billion and revenues growing well ahead of costs, the partnership program has reached the critical mass needed to contribute to the Bank's overall profitability. By systematically applying the development plan, centred on quality service and solutions, we will be able to increase this contribution, further diversify our revenues and reach a brand-new client base.
  - *Prioritize development of insurance activities.* Owing to its distribution expertise, know-how and high profile, National Bank Insurance is well positioned to offer attractive insurance solutions to a wide array of retail and business clients. In 2006, National Bank Insurance Firm Inc. started distributing group insurance, while National Bank Life Insurance Company bolstered client enrolment in loan insurance and credit card payment insurance contracts. For its part, National Bank General Insurance Inc. lowered the total loss rate while rapidly expanding our home and automobile insurance activities.
  - *Increase the Bank's presence within cultural communities.* Through its strong presence in urban areas and the experience it has gained within cultural communities, the Bank is in a position to strengthen its ties with these communities.

- Better meet clients' expectations
  - *Take service quality to a higher level.* Since 2001, overall satisfaction among Personal Banking clients has grown steadily, due to the special attention paid to the quality of the client experience.
  - *Adjust our service offering to respond to clients' needs.* We are currently making a concerted effort to deepen our understanding of the various client groups, in order to offer them products and services better suited to their situation and optimize our relationship with each of them. The success of our offering tailored to health professionals illustrates the potential of this approach.
  - *Simplify life for clients.* Two prime examples of low-cost solutions that simplify life for clients are the comprehensive All-In-One home equity line of credit, which allows clients to consolidate different types of products, and the recently introduced RRSP line of credit, which eliminates the need to apply for a new RRSP loan every year.
- Become the primary financial institution of a maximum of clients
  - *Increase the number of products held per client.* The drive shown by our diverse networks of advisors has generated single-year increases of between 2% and 6% in the number of products held per client (depending on the type of client), continuing a multi-year trend. This resounding success can be explained by greater synergy between the Bank's various segments and its competent, highly trained personnel.
  - *Offer integrated solutions.* With respective growth rates of 34% and 31% in one year, the All-In-One home equity line of credit and the long-term Strategic Portfolios are excellent examples of the relevance of comprehensive solutions that allow us to build durable relationships with clients.
  - *Ensure the best advisor-client fit.* With over 600 advisors dedicated exclusively to developing our wealthy and upscale banking client segments, we are better positioned than ever to meet the increasingly complex needs of these select clients, thereby becoming their primary retirement manager.
- Adopt the best sales and management practices and tools
  - *Deploy the best technological tools.* In 2006, we rolled out Management of Client Opportunities, a platform that facilitates sales efforts by giving our advisors an overview of clients' potential financial needs.
  - *Step up automation for enhanced operational quality and faster service.* During the fiscal year, the number of Internet Banking Solutions subscribers climbed 14%, which increased our penetration rate of the transaction account holder market by more than 5 percentage points.
  - *Maintain the right balance between sales and service.* Simultaneously promoting a dynamic sales culture and the migration towards a client-centric enterprise is a delicate balancing act. Our efforts are producing good results, as evidenced by the 26% increase over the past five years in the number of individual clients who are "very satisfied" with the service they receive at National Bank.

Commercial Banking

The mission of Commercial Banking is to be a leader in Quebec and in niche markets elsewhere in Canada by leveraging its core strengths: multi-expertise, innovation and proactivity. Close to 150,000 commercial clients rely on the Bank's 70 business centres and its network of 451 branches for a wide range of solutions and specialized products that meet the needs of businesses at every stage of their development.

Total revenues – Commercial Banking
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Lending activities	**348**	340	2
Small businesses	81	81	–
Commercial	236	232	2
Energy	31	27	15
Non-lending activities	**395**	370	7
Total	**743**	710	5

(1) See *"Financial Reporting Method" on page 13.*

Commercial Banking revenues increased 5% in 2006 to total $743 million. Revenues from lending activities rose 2%, attributable to loan volume growth, which was impacted by a narrowing of the net interest spread. Non-lending activities, less sensitive to changes in the economic cycle, posted the strongest revenue growth, with increases of 22% in foreign exchange revenues, 8% in revenues from international services and 5% in deposit revenues.

Overall, revenues from non-lending activities rose 7% during the year and contributed 53% to the segment's total revenues, or 1% more than in 2005, reflecting the Bank's strategy of growing activities that do not entail credit risk.

In order to make the Bank's lending and non-lending activities easier to understand, they are presented separately in the information that follows. These activities are carried out as part of an overall approach aimed at offering clients integrated financial solutions.

Lending activities
In Quebec, some 40% of bank loans to businesses are made by National Bank. Over the past few years, Commercial Banking has sharpened its focus on improving profitability in each of its business relationships by applying very rigorous credit underwriting standards and ensuring that pricing reflects both the value of products and services and the risk incurred.

Revenues from loans to mid-sized enterprises increased 2% in 2006; the growth in assets was offset, however, by a narrower net interest spread on these loans. This commercial segment, which provides financing for medium-sized enterprises outside capital markets, benefited from increased business in Quebec and Atlantic Canada. The dedicated groups for specialized client segments, such as the healthcare, film and television, and high-tech sectors, also posted very good results. These groups grew their revenues by 42% on average, from both lending activities, where most of the revenues were generated, and from non-lending activities.

Among the segment's niche markets outside Quebec, the largest is without a doubt energy financing in Western Canada. Taking into account corporate financing granted by the Financial Markets segment, the credit granted to this industry increased by 35% during the year to $2.1 billion as at October 2006. The Bank's main target is emerging businesses in the primary sector and service companies in the fossil fuel industry. In addition, the Bank has turned its attention in the past two years to agricultural financing in Ontario and Western Canada, concentrating on large-scale financings and on production areas in which it has already developed expertise in the Quebec market.

Revenues from loans to small enterprises were stable during the year, since the 10% growth in assets was also offset by the narrowing of the net interest spread. In the small credit and remote commercial services market, the BusinessFlex Centre inc. recorded a steady rise in its loan volumes, mainly as a result of client demand for term loans. This program is geared primarily to borrowers with a line of credit of less than $100,000 or total borrowing under $250,000. BusinessFlex also opens the door to all the Bank's products, including domestic and international payments, cash management and investments.

Portfolio quality is a constant priority. In spite of the rise in the Canadian dollar, which had a direct impact on goods-producing businesses that compete with foreign companies, and the increase in fossil fuel prices and interest rates, there is every indication that SMEs are holding their own for the moment. During the year, there was a 5% increase in the number of commercial bankruptcies in Quebec, a phenomenon that for the time being is confined to certain sectors. The segment's average risk rating remained stable.

Non-lending activities
An increasing share of Commercial Banking revenues is being generated by non-lending activities, including considerable deposit and cash management activities, international services, electronic transactions and complementary services available from other members of the National Bank financial group. Commercial Banking advisors work closely with the Personal Banking and Wealth Management segment in order to look after the personal financial needs of client company executives.

Between October 2005 and October 2006, revenues from deposits – the largest component of non-lending activities – were up 5% due to a rise in the volume of business deposits. Higher interest rates during the year led to a 20-basis-point increase in the net interest spread on deposits, which more than offset the reduced spread on loans.

The international component of activities is also very important to the Bank. Revenues from international services were up 8% as a result of an increase in electronic activities and revenues from import letters of credit and guarantee. The decentralized business development model, used in every region of Quebec and focusing increasingly on Ontario, Atlantic Canada and Western Canada, continued to deliver results. Many of the Bank's business centres have international trade managers whose role is to advise commercial clients on export financing and international trade risk management. Moreover, the Bank's NatExport division provides factoring services to exporters.

A highlight of fiscal 2006 was the deployment of a structured financing team whose mandate was to satisfy the more complex needs of clients who are active on international markets and to enter into service agreements with international financial partners. Strong emphasis was also placed on personalized customer service.

Foreign exchange operations, for their part, continued to expand vigorously in 2006.

Challenges

- **Increase revenues outside Quebec**
  Backed by leading-edge expertise in the energy sector, agricultural markets and commercial credit, the Bank must increase its presence in selected markets outside Quebec that offer the best prospects for profitable growth.

- **Strengthen our competitive position**
  Consolidating client relationships is essential to strengthening our competitive position, which in turn will enable us to stand up to expanding sources of competition.

- **Grow revenues from non-credit sources**
  Higher foreign exchange, insurance and deposit revenues as well as revenues from referrals to in-house partners are the key to growing revenues from activities with no credit risk component.

- **Maintain loan portfolio quality**
  Balancing rigorous underwriting and clients' financing requirements is essential in order to solidly position ourselves for the next phase of the economic cycle.

Strategies and Achievements

- Help businesses tackle strategic challenges
  - *Reduce the impact of currency fluctuations.* The 22% increase in foreign exchange revenues is proof that our customized strategies to help Canadian exporters hedge against currency risk in a wide range of markets are effective.
  - *Go with clients as they enter international markets.* The signing of service agreements with the major financial groups UniCredit Group and Standard Chartered Bank will help us offer clients tangible support as they expand into foreign markets, especially in Europe, Asia and the Middle East.
  - *Recognize the financial capacity of stronger companies.* Customizing term financing to meet the borrowing needs of our stronger clients resulted in a 31% increase in this type of loan to SME clients.
  - *Ensure the smooth transfer of company ownership.* Transferring corporate control is a delicate process with financial, organizational and emotional dimensions. We offer employee training as well as dedicated teams and programs to support owner-managers in crystallizing the value of the business they have built up and positioning it to continue into the future. In 2006, the Bank identified and met with a large number of businesses embarking on this process.

- Build deeper relationships with clients
  - *Increase the proportion of business that clients entrust to us.* When the integrated business solution approach is stepped up next year, electronic services, insurance, credit cards, deposits and international services will play a central role in business development. This approach has already paid off for the BusinessFlex Centre: the average number of products owned by clients is 60% higher at the Centre than for clients as a whole.
  - *Acquire new clients.* Steady improvement in client satisfaction, as evidenced by the 37% growth over five years in the number of clients who stated that they were very satisfied with the services they had received, enabled the Bank to increase its banking market share of commercial financing in virtually every segment in Quebec, and led to lucrative new business relationships.
  - *Propose solutions adapted to the market.* In order to respond to concerns over the prospect of higher interest rates, Commercial Banking launched the Prime Rate GIC during the summer. The interest rate for this deposit product varies monthly according to the Bank's prime rate. It was very well received by clients, with deposits in excess of $80 million as at October 31, 2006.

- Replicate successful models in order to increase growth outside Quebec
  - *Expand our expertise in agricultural and agri-food markets.* As the leading bank in Quebec's agricultural market, the Bank is well positioned to further expand its presence in selected segments of agricultural and agri-food markets across Canada. Of all loans to this niche market, 12% were made outside Quebec, and growth in loan volumes outside Quebec grew 9% in 2006.
  - *Transpose our success with international services.* With revenue growth of 22% and 8%, respectively, in 2006, foreign exchange operations and international services are key growth areas and a cost-effective way to forge new business relationships outside our core market.
  - *Reproduce the success of the specialized groups.* Commercial Banking has carved out an important place for itself in healthcare, film and high-tech through an approach focusing on specialization in order to stay attuned to the issues and challenges facing each sector. In 2006, revenue growth for these groups ranged between 31% and 55%, for an average of 42%.

Wealth Management

As the Canadian population ages and household wealth increases, the need for credit is giving way to savings and wealth management, a niche that the Bank has successfully carved out and continues to expand at a steady pace.

The members of the Bank's Wealth Management team cover every aspect of the personal investing universe as part of a coherent strategy. The Bank offers its clients full-service and discount brokerage services, trust services, 99 proprietary mutual funds and 31 fund portfolios (or wrap funds), as well as in-branch financial planning and private banking services. These services are complemented by our line of managed products which enable clients to benefit from advanced diversification techniques that are economical and easy to use.

Our wealth management strategy is anchored by our branch network, specialized distribution channels and the financial advisors at National Bank Financial (NBF). In the branches, our representatives, financial services managers and personal bankers sell basic products such as mutual funds and discount brokerage services. As soon as a client has a larger asset base or demonstrates strong growth potential, our Wealth Management financial planners and Private Banking account managers take over.

The advisors at NBF and our specialized distribution channels also play a vital role in the Bank's wealth management strategy. What's more, neither one has to rely on the branch network for clients or to meet their wide-ranging needs. National Bank Insurance Firm, for its part, sees to the financial security needs of clients through individual life insurance annuities for business owners as well as group RRSPs.

The scope of these distribution networks combined with our innovativeness and competitive returns have made National Bank a Canadian leader in wealth management. Indeed, the Bank accounts for 19% of mutual fund assets invested with Quebec deposit-taking institutions and is the second-largest issuer of principal protected notes in Canada.

Segment results – Wealth Management

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	121	101	20
Other income	737	702	5
Total revenues	858	803	7
Operating expenses	635	621	2
Income before income taxes	223	182	23
Income taxes	74	68	9
Non-controlling interest	6	3	100
Net income	143	111	29
Average assets	830	882	(6)
Risk-weighted assets	1,251	2,866	(56)
Average deposits	6,094	3,562	71
Efficiency ratio	74.0%	77.3%	

The Wealth Management segment posted net income of $143 million in 2006, representing a 29% increase over the previous fiscal period. The sale of shareholder management activities contributed $5 million to the growth in net income. At $858 million, revenues rose $55 million, or 7%, from $803 million in 2005. Trust management, mutual fund and discount brokerage activities were the main sources of growth. Operating expenses climbed 2%, i.e., a third of the growth rate in revenues, to stand at $635 million. As a result, the efficiency ratio recorded a marked improvement, from 77.3% in 2005 to 74.0% in 2006.

In terms of revenues, 2006 was characterized by balanced and continued business expansion. Brokerage activities grew $11 million, sustained by robust asset growth; mutual fund activities got a boost from the popularity of Altamira's CashPerformer account and other investment solutions, such as the Strategic Portfolios and the new monthly income portfolios offered by branches; trust activities benefited from the renegotiation of institutional contracts and strong growth in Private Investment Management assets.

Overall, this success reflects the soundness of our strategy, as well as the quality of both the products and services delivered by our advisors, who develop strategies tailored to each market and each investor's individual needs and goals.

The total assets managed or administered by our Wealth Management units rose $8 billion to total $229 billion ($201 billion, excluding assets presented in more than one category). Personal financial assets managed or administered by National Bank (including third-party products) increased 14% to reach $133 billion. All units involved in managing or distributing non-institutional solutions posted gains, with the Correspondent Network leading the way. Institutional assets, such as pension funds, and transfer and custody operations were lower due to the renegotiation of internal and external management contracts and less profitable custody contracts.

Assets under management or under administration and revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	Assets under management or under administration			Revenues		
	2006	2005	Change %	2006	2005	Change %
National Bank Financial	49,314	44,932	10	509	504	1
NBCN Inc. (Correspondent Network)	54,585	45,677	20			
National Bank Direct Brokerage	9,703	8,686	12	50	44	14
Securities brokerage	113,602	99,295	14	559	548	2
National Bank Securities	8,070	7,448	8	71	62	15
Altamira Investment Services	3,837	3,709	3	71	57	25
Mutual funds	11,907	11,157	7	142	119	19
National Bank Trust – Institutional	47,841	58,701	(19)	101	84	20
National Bank Trust – Individuals	18,067	16,211	11			
Natcan Investment Management	31,571	30,636	3	53	52	2
Other (mortgages sold)	5,761	5,132	12	3	–	–
Gross total	228,749	221,132	3	858	803	7
Institutional and other funds	67,907	78,768	(14)			
Assets presented in more than one activity	27,451	24,919	10			
Total retail assets	133,391	117,445	14			

(1) See "Financial Reporting Method" on page 13.

Securities Brokerage

The Bank's securities brokerage subsidiaries made significant progress in increasing their efficiency during the year as a result of strict application of business plans, which clearly identify their respective areas of activity, thereby fostering productive interaction and synergy in shared support services. The emphasis placed on enhancing advisory services and securing relatively major client accounts enabled our full-service broker National Bank Financial to boost profitability, increase the efficiency of its financial advisors, and expand the proportion of managed assets, which provide a more stable source of revenues. Good cost control and appropriate product and service pricing also helped NBF to achieve greater efficiency.

Our discount brokerage, National Bank Direct Brokerage, recorded an increase in all its main performance indicators by emphasizing its role as a provider of leading-edge transaction solutions to investors interested in direct trading, and by coordinating its activities with the branch network.

Full-service brokerage
Overall, revenues at National Bank Financial's Individual Investor Services and its Correspondent Network (NBCN) advanced by $5 million to total $509 million.

The Bank earns most of its securities brokerage revenues from NBF Individual Investor Services, whose extensive team offers investment advice, full-service brokerage, portfolio management and a vast selection of both non-proprietary and proprietary products through some 730 investment advisors working out of 85 branches across Canada.

In 2006, NBF's assets rose 10% to reach $49 billion, pursuing its trend of steady year-over-year growth. Assets and revenues per advisor also increased further to the efforts deployed to enhance the profitability of each client account. These results were obtained despite a mid-year slowdown in financial market activity, and moderate activity in IPOs, particularly for income trusts.

NBF focuses considerable attention on recruiting new talent to succeed advisors who are reaching retirement age. Mentored by seasoned advisors, the new recruits receive a solid grounding in their profession that increases the chances that they will stay at NBF and favours access to top-tier clients.

As a result of NBF's entrepreneurial philosophy, in 2006 it was ranked as one of the top three bank brokerages in Canada, according to a survey of investment advisors conducted by *Investment Executive*. NBF came first in 12 categories including corporate culture, freedom in selling products, and ethics.

NBCN offers third-party clearing and brokerage services. It is by far Canada's leading provider of such services, with more than 100 associated organizations. In addition to its contribution to top and bottom lines, NBCN augments NBF's results by enabling it to substantially reduce cost-per-trade pricing for capital market transactions and custody operations. This network also packs considerable distribution power, which has raised market shares of groups specializing in corporate financing and fixed-income securities. In 2007, efforts will be intensified to identify additional synergies between NBF and NBCN.

National Bank Direct Brokerage
National Bank Direct Brokerage is one of the largest discount brokers in Canada and a leader in Quebec. NBDB had another good year, with 14% growth in its revenues. Margin lending, a loan category that is fully guaranteed by assets, was up 19%. Trading volume expanded by 16% while assets under management advanced 12% to stand at $9.7 billion, thanks in part to the work of our branch network financial planners, who refer their do-it-yourself investors, and to the migration of certain accounts from NBF.

The effort that went into developing applications to more fully meet clients' needs led to significant 41% growth in the number of automated trades. The number of clients who are now trading without having the suitability of their trades validated also increased by 40%.

At year end, NBDB and National Bank MasterCard teamed up to offer a unique solution to clients holding securities at competing institutions. Clients who transfer more than $15,000 of assets to NBDB can earn points on their National Bank MasterCard credit card. This initiative is part of the segment's strategy of fostering synergy between different internal partners.

In February 2006, NBDB earned the Direct Brokerage Service Award for a second consecutive year from the independent research firm Dalbar for quality of customer service among Canada's largest discount brokerage firms. Further enhancements will keep NBDB on the leading edge of customer service, such as the addition in recent months of new functionalities to the NBDB transaction site, as well as to the voice response unit. In addition, NBDB now offers one of the most competitive pricing structures on the market for active investors, which will put downward pressure on the revenues collected from this clientele.

Mutual Funds

National Bank has a firm footing in the mutual fund industry. Because of their ability to deliver innovative, comprehensive and effective solutions, our two fund managers, National Bank Securities and Altamira Investment Services (Altamira), now manage in excess of $11.9 billion in assets, in addition to the substantial investments in the popular CashPerformer account. Rounding out this manufacturing capability is a large-scale distribution structure spearheaded by the Bank's branch network, external networks like those of NBF and the independent financial advisors, as well as Altamira's direct network.

During the year, the efficiency of the integrated team for external broker sales support, recently renamed National Bank Advisor Distribution, gave a boost to the branch network's already-excellent sales results for long-term funds. This combined National Bank Securities/Altamira team offers complete service and access to a wide range of solutions, including mutual funds, guaranteed investment certificates and protected principal notes, an area of expertise in which the Bank has considerable success.

National Bank Securities

National Bank Securities grew its revenues by 15% during 2006 to total $71 million. Long-term fund assets rose 21% to stand at $6.0 billion, driven by the popularity of the Strategic Portfolios distributed through the branches – Strategic Portfolio assets expanded by 31% to $3.5 billion – as well as stock and bond market performances.

All in all, assets at National Bank Securities increased 8% to $8.1 billion, with a decline in corporate liquidity, cash management and individual money market fund assets at the beginning of the year offsetting the strong growth in long-term funds. The migration of assets toward long-term funds, especially our wrap accounts, helped raise the value added per dollar invested by clients.

In the second half of the year, National Bank Securities put considerable effort into the deployment of a new series of six monthly income portfolios, which are off to a promising start. These new portfolios, which are turnkey solutions, provide investors with regular monthly income as well as healthy portfolio diversification and an attractive tax structure. In fall 2006, net sales of Income Solutions were as strong as sales of Strategic Portfolios at branches.

In terms of internal business development, combining the National Bank Securities and NBDB teams will mean coordinated promotion of investment solutions and discount brokerage services while maintaining cost control.

National Bank Securities received a distinction from the research firm Dalbar in May 2006: it was ranked in the first quartile of major Canadian mutual fund companies for the clarity of its client portfolio statements.

Altamira Investment Services

Altamira experienced 25% revenue growth, from $57 million in 2005 to $71 million in 2006, owing to the outstanding success of the CashPerformer high yield account. Created in December 2004, this account comprised assets in excess of $4 billion less than two years later, or more than half the total assets invested in Altamira funds, amounting to $8.6 billion.

Thanks in part to the CashPerformer account, Altamira significantly strengthened its relations with the independent investment advisor network outside Quebec in 2006. Under this impetus, Altamira rolled out an innovative range of 12 fund portfolios last fall, the Meritage Portfolios. These portfolios consist of funds from leading managers recognized for their consistent returns and solid track record. The portfolios are particularly attractive to independent financial advisors, who require total transparency and complete objectivity.

In addition, we continued aligning our direct network's sales efforts by paying particular attention to expanding our knowledge of our clients, reorganizing sales teams and assigning clients to the right advisors. These initiatives are aimed at enhancing the service quality delivered to clients, ensuring their loyalty and increasing retention of our employees.

Investment Management

Natcan Investment Management (Natcan) was very active in 2006, notably in striving to adapt its services as closely as possible to the needs of each of its client segments: internal and external institutional investors who want to optimize their risk/return trade-off, and Bank clients more inclined toward minimizing the downside risk to their invested assets.

Assets under management increased by $935 million to total $31.6 billion in October 2006. Revenues rose $1 million, to $53 million. Natcan benefited from across-the-board growth in National Bank mutual funds as well as the rapid expansion of Private Investment Management, which was also partially responsible for the increase in assets administered by National Bank Trust.

Increasing returns on managed assets and retaining these volumes were two major concerns during the past year. The best teams are now in place to provide top quality service to internal and external clients. Moreover, thanks to the introduction of new technology tools, Natcan can now evaluate business compliance on an ongoing and transparent basis, a service much valued by institutional clients.

Trust Services

National Bank Trust once again posted exceptional results in 2006. Revenues were up 20% to total $101 million as a result of spectacular growth in its Private Investment Management service. Assets under management with this service rose 25% to stand at $5.8 billion, and the client base increased by approximately 2,000 during the year.

National Bank Trust's success in private investment management is due to a number of factors: the product's flexibility, the expertise of Natcan and external managers, and the reduction of yield volatility through the use of hedge funds and tactical deviation of asset weightings. Its success can also be traced to the professionalism of Bank advisors, particularly the financial planners at National Bank Wealth Management and Private Banking account managers. Also, the Bank's strong presence among Quebec businesses and its ability to support entrepreneurs following the sale or transfer of their businesses have been the source of many investments exceeding $1 million.

During 2006, National Bank Trust clarified its mission based on its ability to contribute to business development in the Bank's wealth management segment, provide better fund administration services both in house and to certain partners, and deliver securities custody services to a target institutional clientele.

Challenges

- Enhance the Bank's relative strength in wealth management
  Wealth Management's main challenge is to fully capitalize on its larger market share of savings than the Bank's relative size in the Canadian market. This is also a unique opportunity to increase the proportion of the Bank's revenues from sources other than credit activities.

- Accelerate growth outside Quebec
  The Wealth Management segment must accelerate business development outside Quebec to seize opportunities created by more rapid population growth in certain Canadian provinces and higher disposable incomes.

- Increase penetration of our investment solutions
  In the face of intense competition, we must further differentiate our investment solutions in order to better respond to clients' expectations and preferences.

- Foster synergy
  Creating greater synergies within the Wealth Management segment, as well as with other Bank sectors, is indispensable to offering clients integrated solutions and strengthening our relations with them.

- Constantly review our solutions
  To ensure the optimum performance and quality of our solutions, we must constantly monitor our product portfolios, management techniques and the competitive context in which they are offered.

Strategies and Achievements

- Use our best solutions to grow outside Quebec
  - *Broaden the scope of high-growth products.* National Bank Trust grew its Private Investment Management service by $1.2 billion in 2006, mainly in Quebec, to total $5.8 billion. The service is now sparking interest in other markets, especially Ontario, where Altamira is spreading the word, and also in Atlantic Canada.
  - *Strengthen ties between Altamira and external brokers.* Altamira's CashPerformer account has been a resounding success on the Canadian financial scene, with accumulated deposits surpassing $4 billion less than two years after its creation. Strengthening the ties established with thousands of external brokers – an objective to which the new Meritage fund portfolios will contribute – is a priority development area for the company.
  - *Emphasize managed assets.* In response to the increasingly sophisticated needs and expectations of its clientele, our full-service broker National Bank Financial offers investment solutions focused on dynamic asset management, such as the popular Ambassador portfolio service. This type of initiative and enhanced sales strategies enabled NBF to increase the proportion of its assets under management outside Quebec by 3% in one year and 8% in three years.

- Distinguish the Bank's solutions from those of competitors
  - *Launch products with a high value-added component.* The Meritage fund portfolios launched by Altamira in October bring the best fund managers in the industry together under one roof, while meeting the stricter objectivity criteria of the independent brokers who distribute them, since these portfolios are comprised of funds external to the National Bank group.
  - *Offer the right solutions to the right clients through the right advisors.* Eliminating overlap, clarifying the roles of our various operating units and sharpening our focus on the client's needs are all paying off, as the increase in savings volume in each product category has shown.
  - *Remain at the forefront of business compliance.* Natcan's introduction in 2006 of leading-edge technology dedicated to ongoing analysis of compliance with investment policies has placed it among the top managers with the country's best control structures.

- Catalyze energies
  - *Create joint teams.* Setting up joint business development teams, such as those created during the year involving National Bank Securities and Altamira, as well as a new team pairing National Bank Securities and NBDB, is an effective way to increase product penetration as well as client retention, while complying with regulatory requirements.
  - *Refocus certain activities in order to eliminate distractions.* With the sale of its shareholder management activities and the refocusing of its securities custody activities, National Bank Trust can now concentrate more on developing its successful activities, such as the Private Investment Management service.
  - *Further enhance productivity gains.* In a single year, Wealth Management reduced its expense ratio from 77.3% to 74.0%, thereby substantially increasing the segment's contribution to the Bank's aggregate profitability. Use of the leverage effect through faster revenue growth than expense growth is one of the main strategic priorities for 2007.

Financial Markets

The Financial Markets segment encompasses brokerage and financing services offered to corporate and institutional clients by National Bank and its brokerage subsidiaries, National Bank Financial Inc. and National Bank Financial Ltd. (collectively National Bank Financial or NBF), and the Bank's own investment and trading operations. Financial Markets' activities extend well beyond financing operations in debt and capital markets and include functions that are essential for the sound operation of a major bank, such as funding, asset/liability matching and investment portfolio management.

The Financial Markets segment comprises some 30 profit centres, reflecting the diverse nature of its activities. The objective behind this diversification is twofold: maintain leading-edge expertise across all markets and the full spectrum of products, and minimize capital requirements by taking advantage of the effects of risk diversification among products and markets. Insofar as opportunities on capital markets fluctuate with the economic cycle and the particular features of each instrument, such diversification reduces the volatility of individual revenue streams and ensures greater stability of overall results.

Over the years, Financial Markets has developed new activities, expanded existing niches and substantially increased its productivity. As a result, the Bank's external and internal clients now benefit from greater knowledge and expertise in such areas as foreign exchange, financial derivatives, energy, financial engineering and other, more traditional, activities.

Segment results – Financial Markets
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	141	309	(54)
Other income	917	671	37
Total revenues	1,058	980	8
Operating expenses	610	595	3
Contribution	448	385	16
Provision for credit losses	4	8	(50)
Income before income taxes	444	377	18
Income taxes	152	132	15
Non-controlling interest	9	1	
Net income	283	244	16
Average assets	67,839	51,809	31
Risk-weighted assets	20,085	17,871	12
Average deposits	29,183	24,099	21
Average loans and acceptances	3,561	2,881	24
Net impaired loans	22	29	(24)
Net impaired loans as a % of loans and acceptances	0.6 %	1.0%	
Efficiency ratio	57.7%	60.7%	

(1) See "Financial Reporting Method" on page 13.

Net income for Financial Markets totalled $283 million in 2006, up 16% over the previous fiscal year. Total revenues rose 8% to $1,058 million, while operating expenses increased 3% to $610 million. Consequently, the efficiency ratio at Financial Markets went to 57.7%, for a year-over-year improvement of 3%, driven by cost control measures and a shift in revenue streams to activities with lower payout.

The provision for credit losses stemming from the corporate loans portfolio remained fairly low due to favourable economic conditions in 2006 and the quality of the Bank's portfolio. Average assets, consisting primarily of securities, grew 31% to $67,839 million and credit to corporations increased 24% to $3,561 million.

Revenue breakdown – Financial Markets
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Trading revenues			
Interest rate	51	71	(28)
Equities	276	244	13
Commodity, precious metal and currency contracts	25	28	(11)
	352	343	3
Banking services	132	139	(5)
Financial market fees	269	302	(11)
Gains on securities	152	56	171
Other	153	140	9
Total	1,058	980	8

The breakdown of 2006 revenues shows once again the advantage of diversified income streams. One noteworthy development this fiscal year was the significant increase in securities gains and other revenues. Vigorous equity market activity led to investment gains and profits from private offerings. However, these gains were partially offset by lower financial market fees. Record fees from mergers and acquisitions only partially offset lower fees from income trust IPOs owing to the uncertainty surrounding their tax treatment.

Moreover, moderate activity on secondary markets and historically low volatility put a damper on business development opportunities and trading gains. Asset and liability management revenues also decreased as a flattening yield curve reduced arbitrage opportunities.

Challenges

- Differentiate our service offering to meet client needs
  Meeting client needs by enhancing expertise and offering integrated solutions will be the most important differentiator for financial service providers in years to come.

- Ensure our leadership in certain selected markets through increased specialization
  Greater specialization is necessary to ensure the Financial Markets segment maintains a competitive edge at a time when the industry and clients are becoming increasingly sophisticated.

- Emphasize the flexibility and unique client approach resulting from our entrepreneurial spirit
  The Financial Markets segment must nurture its entrepreneurial spirit, and the resulting flexibility and creativity to compete efficiently on a global basis.

- Pursue growth within a stable cost structure
  Increasing our revenue and client base hinges on our ability to recruit the most qualified people while maintaining control over labour costs.

- Effectively manage all types of risk
  By drawing upon its expertise in credit, market and liquidity risk management, Financial Markets will continue to reduce the capital requirements associated with its operations.

Strategies and Achievements

- Step up expansion outside Quebec
  - *Position the Bank as an equity derivatives leader.* Over the past year, equity derivative products contributed greatly toward diversifying our revenue and net income streams.
  - *Take a stronger lead in the municipal and provincial bond market and strengthen our position in federal bonds.* Since 2004, the Bank has increased its federal bond market share from 6.7% to 8.2%, exceeding our objective and bolstering client confidence in our ability to perform major transactions in all fixed-income segments. In Canada, we are ranked first and third in municipal bonds and provincial bonds, respectively.
  - *Capitalize on all the advantages of diversified investment banking services.* In fiscal 2006, reduced activity in the non-resource income trust market was partially offset by record merger and acquisition revenues, thanks to our presence in the key Canadian industries.

- Develop even more extensively integrated solutions
  - *Integrate manufacturing and distribution activities for optimum solution delivery.* Distribution of alternative management solutions and equity derivatives to retail clients is a prime example of the potential offered by an integrated approach to business development.
  - *Further strengthen relationships among employees, teams and business units.* In fiscal 2006, we finalized the largest mid-term note operation in Canadian history. This $991 million debt securities issue from the Quebec government with a 59-year maturity was made possible thanks to our keen understanding of clients' needs and the fixed-income market and to our financial engineering expertise. This is one striking example of what can be achieved by an institution with such a dynamic entrepreneurial spirit as National Bank when creativity and client knowledge are combined.

- Generate new revenue streams
  - *Develop new markets.* At the beginning of the fiscal year, the Bank gave its alternative management division global reach by incorporating it in Malta. With a fully transparent hedge fund management platform, Innocap has been attracting interest from institutional investors, particularly in Europe, seeking alternative management products that meet the most stringent transparency standards. Assets under administration now amount to US$1.7 billion.
  - *Make selective acquisitions.* In the summer of 2006, we acquired a 68% interest in Credigy Ltd., a purchaser of and service-provider for distressed receivables chiefly in the U.S. This opportunity will rapidly enhance our total revenues and net income.
  - *Maintain a close relationship between the wholesale and retail sides of the brokerage business.* Distributing innovative wholesale products to our retail client base will generate a growing source of revenue in years to come.

- Maintain risk management vigilance
  - *Closely monitor our corporate loans portfolio.* This strategy has proven effective, as the $4 million credit loss provision taken by Financial Markets was a fraction of the provision taken in 2004 ($52 million). Over the same period, net impaired loans declined $29 million to $22 million.
  - *Actively manage exposure to the risk related to corporate, energy, single-name and industry portfolios through syndication and transfers.*
  - *Optimize overall market risk by allocating capital to market opportunities that present the best risk/return ratio.*

Other

The "Other" heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management income were recorded as other income.

Segment results – Other
Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)

	2006	2005
Net interest income	(215)	(178)
Other income	170	200
Total revenues	(45)	22
Operating expenses	14	18
Contribution	(59)	4
Provision for credit losses	(48)	(92)
Income (loss) before income taxes	(11)	96
Income taxes	6	18
Non-controlling interest	17	21
Net income (loss)	(34)	57
Average assets	(9,775)	(5,745)

(1) See "Financial Reporting Method" on page 13.

For fiscal 2006, the net loss for the "Other" heading was $34 million as against net income of $57 million in the year-earlier period. In 2005, the Bank had recorded a $37 million gain ($25 million after taxes) on the disposal of investments and had reversed $42 million ($27 million after taxes) from the general allowance for credit risk. In 2006, a $13 million pre-tax gain related to the MasterCard Inc. IPO partially offset the impact of the $19 million decline in securitization revenues.

Financial Analysis

Analysis of Consolidated Income

Total Revenues

Total revenues for fiscal 2006 on a taxable equivalent basis(1) amounted to $4,044 million, up $191 million or 5% (Table 1, page 60). Other income accounted for 65% of total revenues, up 5% from the previous year.

Net interest income
For fiscal 2006, net interest income on a taxable equivalent basis(1) totalled $1,414 million, a decrease of $117 million or 8% over 2005 (Table 2, page 60). The Personal and Commercial segment recorded net interest income of $1,367 million, for a 5% increase. Three quarters of this growth came from Personal Banking, primarily driven by the $2.8 billion or almost 10% increase in average loans, mainly consumer loans, but also mortgage loans and credit card advances. This growth in loan volume was offset by a narrowing of the Personal Banking spread, which was 2.78% in 2006 compared to 2.88% in 2005. The narrowing of the spread was mainly attributable to the competitive environment for credit to individuals, in particular mortgage loans, but was partially offset by higher interest rates, which had a favourable impact on the deposit spread. The remainder of the increase in net interest income for the segment came from the approximately $600 million growth in average commercial loans in 2006. The commercial loan spread, however, remained stable. For the Financial Markets segment, net interest income was down 50% to $141 million. This decrease, which stemmed from trading activities, must be considered with the rise in trading revenues presented as other income.

Other income
Other income for fiscal 2006 on a taxable equivalent basis(1) was $2,630 million, up 13% over the previous year (Table 3, page 61). The strong growth in investment account securities and other income was partly offset by a decline in financial market fees and securitization revenues.

Taking into account the portion recorded as net interest income, trading revenues amounted to $364 million, up $5 million over fiscal 2005 (Table 4, page 61). Lower revenues on fixed-income financial instruments offset higher revenues from equity interest. Gains on securities were $180 million, as against $92 million in the year-earlier period. As a result of the strong performance of the stock market, investments and the disposal of private investments resulted in value added. This heading also includes the $13 million gain on the MasterCard Inc. IPO. These gains were partially balanced out by the $53 million decline in financial market fees, as a banner year for mergers and acquisitions only partly compensated for the lower number of income trust IPOs.

Credit and payment-related income rose $5 million to $475 million in 2006. Revenues from acceptances, letters of credit and guarantee, and deposit and payment service charges were up $14 million, while lending fees and card service revenues were down $9 million.

(1) See "Financial Reporting Method" on page 13.

Insurance product marketing efforts continued to bear fruit in fiscal 2006, with insurance revenues rising 12% to $113 million for the year. The continued popularity of Private Investment Management and higher mutual fund volumes and market values were factors in the 15%, or $43 million, growth in trust service and mutual fund revenues, which amounted to $324 million in 2006.

Securitization revenues were down $19 million, or 10%, to $175 million because of the rise in interest rates during the year. Furthermore, other income increased $86 million to $261 million due to the significant growth in revenues from an affiliate.

Operating expenses
Operating expenses for fiscal 2006 were $2,588 million, as against $2,499 million in 2005, an increase of $89 million, or 4% (Table 6, page 63). However, the efficiency ratio improved from 64.9% in 2005 to 64.0% for the year ended October 31, 2006.

Compensation expenses totalled $1,479 million for fiscal 2006, up 2% over the previous year, as the increase in regular salaries and pension plan expenses was offset by the decrease in variable compensation at NBF. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2005 to 57% in 2006.

Occupancy costs, IT costs and amortization were set at $551 million for the year, for a 2% increase over the previous year, and professional fees at $145 million in 2006 compared to $136 million in 2005. This increase, like that in IT costs, was generated by initiatives aimed at improving technology platforms, optimizing support operations and meeting regulatory requirements.

Other expenses, at $413 million, including communications, advertising, taxes and deposit insurance premiums, rose $41 million compared to 2005. This growth was attributable, in part, to the increase in disbursements for capital and payroll taxes, provisions for litigation and charges from a company acquired in 2006.

Provision for credit losses
In fiscal 2006, the provision for credit losses rose $44 million to $77 million (Table 5, page 62). If the reversal of the general allowance in 2005 is excluded, the specific provisions for credit losses increased by $2 million or 3%. As at October 31, 2006, the general allowance stood at $308 million, which is more than one and a half times the historical average of annual credit losses incurred by the Bank.

The provision for credit losses for individuals climbed $7 million to $53 million in 2006 due to the robust growth in consumer loan volumes, which naturally translated into higher losses and a slight rise in personal bankruptcies in Quebec. Commercial and real estate credit losses were only $20 million in fiscal 2006, representing a 5% drop from 2005. The good financial health of businesses, which still have record cash reserves, as well as their cautious stance because of economic uncertainty and the appreciation of the Canadian dollar, had an impact on the level of credit losses for this segment. Finally, corporate credit losses were only $4 million in 2006 compared to $8 million in 2005. The substantial decline in this segment's provision for credit losses over the past few years can be explained by the ability of businesses to directly access capital markets as well as their sound balance sheets. Overall, specific provisions for credit losses in 2006 represented only 0.16% of average loans and acceptances, the same level as for the previous fiscal year.

Income Taxes

Note 18 to the consolidated financial statements on page 103 details the Bank's income taxes. For fiscal 2006, income taxes were $277 million, for an effective tax rate of 24%, compared to income taxes of $291 million, for an effective tax rate of 25%, for fiscal 2005. The variance between the statutory tax rate and the effective tax rate was primarily due to tax-exempt income from securities.

Analysis of Fourth-Quarter Consolidated Income

For the fourth quarter ended October 31, 2006, the Bank reported net income of $220 million, compared to $207 million for the corresponding quarter of 2005, for an increase of 6%. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income increased $29 million, or 15%. Diluted earnings per share for the fourth quarter of 2006 stood at $1.31, up 9% from $1.20 per share for the same quarter of 2005. Excluding the reduction in the general allowance in the fourth quarter of 2005, diluted earnings per share increased 19%. Return on common shareholders' equity was 19.7% for the fourth quarter of 2006, compared to 19.4% for the corresponding period of 2005.

Total revenues on a taxable equivalent basis[1] were $1,077 million for the fourth quarter, up 11% from $966 million for the year-earlier period. Of this $111 million increase, $37 million was attributable to the Personal and Commercial segment, primarily due to the $2.8 billion, or 6%, growth in loans and acceptances. Revenues for the quarter at Wealth Management rose $5 million from the fourth quarter of 2005. Lastly, an increase in gains on securities explained most of the $58 million growth in revenues at Financial Markets compared to the fourth quarter of 2005.

Operating expenses for the fourth quarter of 2006 were $687 million, up $41 million, compared to $646 million for the corresponding quarter of 2005. Salaries and staff benefits were up $17 million to $388 million owing to business growth. The ratio of salaries and staff benefits to operating expenses remained stable at 57%. Technology expenses were down $6 million and professional fees declined $3 million to $43 million.

For the fourth quarter of 2006, the Bank recorded provisions for credit losses of $22 million. In the corresponding quarter of 2005, specific provisions of $25 million had been offset by the $25 million reversal of the general allowance for credit risk.

(1) See "Financial Reporting Method" on page 13.

Analysis of Consolidated Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the 2006 fiscal year, cash and cash equivalents were up $4.6 billion, after having increased $0.9 billion in the preceding year. As at October 31, 2006, cash and cash equivalents totalled $10.9 billion versus $6.3 billion at the end of the previous fiscal year.

Operating activities in fiscal 2006 required $2.4 billion in cash flows owing chiefly to the $5.7 billion increase in trading account securities, offset in part by funds stemming from the decline in brokers' client accounts. In 2005, the $5.6 billion increase in trading account securities accounted for the $7.3 billion required for operating activities.

Cash flows from financing activities generated cash inflows of $6.2 billion in 2006, due to the $9.5 billion increase in deposits, offset in part by the cash flows used to purchase $3.4 billion in securities sold under repurchase agreements. In 2005, cash flows from financing activities were $18.1 billion, attributable to higher deposits ($8.5 billion), obligations related to securities sold short ($5.3 billion) and securities sold under repurchase agreements ($4.7 billion).

Lastly, investing activities generated approximately $800 million in 2006. Cash flows from deposits with financial institutions ($4.0 billion) and proceeds from securitization ($2.3 billion) were used to finance the $5.1 billion growth in loans. In 2005, $9.8 billion was required for investing activities, in particular to finance the $6.6 billion growth in loans and to increase deposits pledged as security.

Analysis of Consolidated Balance Sheet

The Bank's total assets stood at $116.9 billion as at October 31, 2006, compared to $108 billion as at year-end 2005, for an increase of 8% (page 73).

Cash and Deposits with Financial Institutions

Cash and deposits with financial institutions totalled $10.9 billion as at October 31, 2006, compared to $10.3 billion a year earlier, up 6%. A description of the Bank's liquidity risk management practices is presented on page 55 of this Annual Report.

Securities

Securities amounted to $46.3 billion as at October 31, 2006, or 40% of total assets, for a year-over-year increase of $6.2 billion, or 15%. Investment account securities, i.e., securities generally held long term, totalled $6.8 billion as at year-end 2006, a $55 million decrease since October 31, 2005. Trading account securities advanced $5.7 billion, or 22%, over the previous year. In 2006, there were numerous opportunities for the Bank to diversify its trading activities in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 54 of this Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $7.6 billion as at October 31, 2006, up $600 million.

Loans and Acceptances

Accounting for almost 45% of total assets, loans and acceptances were up $3.2 billion, or 7%, to $50.5 billion as at October 31, 2006.

The residential real estate market turned in another good performance in 2006, especially in the primary market served by the Bank, which led to an increase of over $800 million, or 4%, in mortgage loans. As at October 31, 2006, mortgage loans, including securitized loans, amounted to $21.5 billion, versus $20.7 billion a year earlier.

Personal loans and credit card receivables totalled $11.3 billion at the end of fiscal 2006, compared to $9.8 billion at year-end 2005, for an increase of 15%. At $1.8 billion before securitization, credit card receivables were up $50 million, or 3%, over October 31, 2005, and consumer loans, at $10.8 billion before securitization, were ahead 15% from the previous year. This solid progress was due to the volumes generated by the various partnership agreements entered into by the Bank, and to guaranteed lines of credit. As at October 31, 2006, the Bank had securitized $1.3 billion of personal loans and credit card receivables, down $97 million from the previous year.

Totalling $24.4 billion as at October 31, 2006, loans and acceptances for businesses and government were comprised of $15.1 billion of loans to small and medium-sized enterprises and $3.9 billion of corporate financing. The balance comes from advances and amounts in settlement at NBF. As at October 31, 2006, outstanding loans to small and medium-sized enterprises were up approximately $300 million, or 10%, from the beginning of the year, while commercial loans outstanding were up $600 million, or 6%. Corporate loans and acceptances increased $700 million from October 31, 2005 to approximately $3.9 billion at year-end 2006.

Table 13 on page 66 presents, among other things, commercial loans by industry type. The proportion of residential mortgage loans went from 33.3% in 2005 to 31.3% in 2006, while loans to individuals accounted for 23.5% of total loans, compared to 20.2% in 2005. These changes are largely the result of the popularity of secured mortgage lines of credit over traditional mortgage loans. As for commercial loans, the manufacturing sector's share of the portfolio went from 4.7% of loans outstanding in 2005 to 4.3% in 2006, and the services sector's share fell from 13.3% to 7.7%. The financial institutions sector, on the other hand, represented 10.6% of the loan portfolio as at September 30, 2006, compared to 7.0% one year earlier.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $192 million as at October 31, 2006, compared to a negative balance of $191 million as at October 31, 2005. Gross impaired loans totalled $234 million as at October 31, 2006, versus $260 million as at October 31, 2005, for a decrease of 10% (Table 14, page 67). These loans represented 6% of adjusted tangible capital and allowances, compared to 7% a year earlier. Net of specific allowances, impaired loans were down 1% year over year to $116 million.

Net impaired corporate loans declined the most, falling 24% to $22 million as at October 31, 2006. While corporate loans outstanding increased during fiscal 2006, the total amount was well below past commitments. Net impaired commercial and real estate loans were stable at $63 million. The decline in impaired loans throughout the year is indicative of both the sound financial health of businesses in 2006 and the active management of credit by the Bank.

Impaired loans to individuals were up $6 million in 2006 to $31 million. Although this increase seems significant, the balance is still modest considering the proportion of loans to individuals on the Bank's balance sheet and the growth in such loans in recent years.

A detailed description of the Bank's risk management practices is presented on page 52 of this Annual Report.

Other Assets

As at October 31, 2006, other assets amounted to $9.2 billion, compared to $10.3 billion as at the corresponding date in 2005. This heading includes the fair value of trading derivatives, premises and equipment, goodwill, intangible assets, and brokers' client accounts. The variation in this last item accounts for most of the year-over-year $1.1 billion decrease.

Deposits

Deposits, which totalled $72 billion as at October 31, 2006, were up 16% over the previous year. Personal deposits, at $29.2 billion, as presented in Table 8 on page 64 of this Annual Report, represented 41% of total deposits, for an increase of $2.8 billion, or 11%. This increase is mainly due to the high-yield deposit account offered by Altamira. A breakdown of personal savings is presented on page 43 of this Annual Report.

Commercial deposits rose 6% from October 31, 2005 to $18.1 billion. The Bank pursued its initiatives to better serve its non-borrowing commercial clients. Purchased funds, which sustained the growth in credit and trading activities, increased $6 billion to $24.8 billion as at October 31, 2006.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities declined $1.9 billion from October 31, 2005 to $34.4 billion as at October 31, 2006. Changes in this heading are attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were up $347 million from October 31, 2005 to $1.4 billion at the end of fiscal 2006. The principal reason for this change was the $500 million debenture issued on November 2, 2005 and the $150 debenture redeemed in October 2006.

Non-controlling interest is composed primarily of US $300 million (CDN $337 million) of preferred shares issued by a wholly owned subsidiary of the Bank. The balance stems from the consolidation of certain mutual funds and other entities in accordance with the accounting standards applicable to variable interest entities.

Contractual obligations

As at October 31, 2006
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	572	1,370	842	-	2,784
Subordinated debentures	-	-	-	1,449	1,449
Obligations under operating leases	128	225	177	421	951
Purchase obligations	235	409	331	74	1,049
Total	935	2,004	1,350	1,944	6,233

Shareholders' Equity

As at October 31, 2006, shareholders' equity totalled $4.8 billion, versus $4.6 billion as at October 31, 2005. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 74 of this Annual Report, details the components of shareholders' equity.

During fiscal 2006, the Bank repurchased 5.1 million common shares for a total of $309 million as part of normal course issuer bids. The Bank did not issue preferred shares in 2006.

As at October 31, 2006, the Bank had 161.5 million common shares outstanding, compared to 165.3 million a year earlier. In addition, two series of preferred shares were trading: 8 million Series 15 shares with a par value of $200 million, and 8 million Series 16 shares with a par value of $200 million.

Regulatory Capital

The Tier 1 regulatory capital ratio calculated according to the standards of the Bank for International Settlements (BIS) and the Superintendent of Financial Institutions Canada (the "Superintendent") was 9.9% as at the end of fiscal 2006, compared to 9.6% as at October 31, 2005 (Table 10, page 65). Taking into consideration the $500 million of subordinated debentures issued on November 2, 2006 and November 2, 2005, the total capital ratio was 14.0% as at October 31, 2006 as against 12.8% the previous year. Risk-weighted assets increased $1.1 billion during the year (Table 11, page 65). This increase was attributable to growth in mortgage loans and cash resources. Furthermore, Tier 1 capital amounted to $4.7 billion, representing an increase of approximately $260 million, mainly because of the $225 million in innovative instruments issued during the year. At $6.6 billion, the increase in total capital of approximately $700 million also included the $500 million subordinated debenture issued on November 2, 2006.

Capital management standards and procedures are explained in greater detail on page 50 of this Annual Report.

Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. The balances of loans granted were as follows:

As at August 31 *(millions of dollars)*	2006	2005
Mortgage loans	2	2
Other loans	70	61

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 were administered according to the conditions previously in effect, for a transitional period that ended on December 31, 2005. These conditions were as follows: loans to directors were granted under market conditions for similar risks; residential mortgage loans to officers were granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bore interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that under Canadian generally accepted accounting principles are not recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements.

Assets Under Administration and Assets Under Management

Table 12 on page 66 of this Annual Report shows assets under administration and assets under management. As at October 31, 2006, total assets under administration and assets under management amounted to $229 billion, for a one-year increase of $8 billion, or 4%.

Client assets administered or managed by the Correspondent Network posted the largest increase, namely 20% from October 31, 2005 to October 31, 2006 to $54.6 billion. Securities brokerage subsidiaries also reported significant growth as assets administered or managed by NBF rose 10%, or $4.4 billion, and those at NBDB increased 12%, or $1.0 billion. Higher stock market prices and sustained sales efforts contributed to the growth in assets under administration or management.

Institutional assets administered or managed by National Bank Trust (NBT) were down 19% to $47.8 billion due to renegotiated contracts that were less profitable during the year. This decrease was partially offset by the 11% increase in individual client assets.

As at the end of fiscal 2006, personal savings administered by the Bank were up $9 billion, or 10%, to $99 billion. The assets of NBF clients accounted for half of these savings, while 29% was made up of bank deposits, including the Altamira CashPerformer account. Overall, off-balance sheet personal savings amounted to $70 billion, an increase of $6 billion, or 9%, over one year.

As at October 31
(billions of dollars)

	2006	2005	Change %
Deposits	29	26	12
Full-service brokerage	46	42	10
Mutual funds	11	10	10
Other	13	12	8
Total personal savings	99	90	10

Variable Interest Entities

The Bank uses VIEs to diversify its funding sources and manage its capital requirements by securitizing its own assets, primarily residential mortgages and credit card receivables, and issuing innovative capital instruments. The Bank also uses VIEs to provide services to clients. These include VIEs established to assist clients in securitizing their financial assets or provide investment opportunities. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) of the Canadian Institute of Chartered Accountants (CICA) sets out the consolidation principles applicable to VIEs, which are described in Note 1 to the consolidated financial statements under "Basis of consolidation." AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses.

National Bank's securitization programs
Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest rate swap agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets
National Bank has set up various securitization programs for its own assets: Canadian Credit Card Trust (CCCT), VISION Trust and DPL Trust. These VIEs are qualifying special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are thus expressly exempt from consolidation under AcG-15. The Bank also participates in two Canada Mortgage and Housing Corporation (CMHC) securitization programs: the Mortgage-Backed Securities Program under the *National Housing Act* (Canada) (NHA) and the Canada Mortgage Bond Program. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs used for its own assets, the Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest rate swap agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables
As at October 31, 2006, National Bank had sold to CCCT a credit card receivables portfolio representing $1.5 billion of receivables outstanding, of which $1.2 billion was financed by the issue of certificates sold to third parties and $0.3 billion through the participation of the Bank.

The Bank provides first loss protection, which is composed of the excess interest and, if applicable, an escrow account deposit, which is currently 0.5% of the amount of Series 2002-1, or $2 million. For Series 2002-1, second loss protection takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $20 million. Furthermore, second loss protection for Series 2005-1 and Series 2005-2 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest rate swap agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $122 million as at October 31, 2006. First loss protection, provided by the Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $11 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest rate swap agreement for which the Bank assumes 100% of the inherent risks.

Securitization of consumer loans

The Bank has set up DPL Trust, a securitization program for its consumer loans. Two series under the program were still in effect as at October 31, 2006, for a total of $309 million. The certificates issued by DPL Trust are backed by a portfolio of direct consumer loans and, occasionally, by other receivables, primarily NHA mortgage-backed securities. Each senior note in a given series is linked to a subordinated junior note representing 3% of the amount of the senior notes. The excess interest and the collateral account represent 3% and 6%, respectively, of the total amount of a given series. An interest rate swap agreement assumed by the Bank completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond Programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds insured by CMHC. Moreover, these mortgage bonds feature an interest rate swap agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2006, the outstanding amount of NHA mortgage-backed securities issued by the Bank and sold to third parties was $4.8 billion. Furthermore, the Bank is a counterparty to the interest rate swap agreements on the NHA securities sold to CHT, which are backed by mortgage loans granted by the Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, the Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial, Inc., depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios

Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by the Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Securitization of third party financial assets

The Bank administers a multi-seller special purpose entity (SPE) that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 20 to the consolidated financial statements provides information on these backstop liquidity facilities.

In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. Total assets of the SPE were $683 million as at October 31, 2006.

Structured notes

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell, to purchasers, fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. It strictly acts as a financial agent and administrator of these trusts. The rights to collect fees as financial agent and administrator are variable interests. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $4.2 billion as at October 31, 2006.

Capital Trust

On June 15, 2006, the Bank issued an innovative instrument in the form of 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1 via NBC Capital Trust (the "Trust"), an open-ended trust established during fiscal 2006.

The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the Consolidated Balance Sheet of the Bank under "Deposits."

Each $1,000 of principal of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

The Trust is a VIE under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because it is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits." For further information, refer to the Capital Management section on page 50 and Note 11 to the consolidated financial statements on pages 92 and 93.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the Consolidated Balance Sheet at fair value. Derivative transactions are expressed in terms of notional amounts, which serve as a point of reference for calculating payments. Notional amounts are not presented on the Consolidated Balance Sheet and do not reflect the credit risk related to derivative financial instruments.

The notional amounts of the Bank's derivative instruments totalled $495 billion as at October 31, 2006, compared to $404 billion as at year-end 2005. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes amounted to $2,269 million and $164 million, compared to $2,390 million and $263 million, respectively, as at October 31, 2005, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes was $1,646 million and $95 million, compared to $1,846 million and $150 million, respectively, as at October 31, 2005. Changes in unrealized gains and losses on derivative financial instruments held for trading and non-trading purposes, which do not qualify for hedge accounting are recognized in "Other income" on the Consolidated Statement of Income.

Notes 1 and 21 to the consolidated financial statements, presented on page 76 and pages 107 to 110, respectively, provide additional details on the types of derivatives and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, as well as certain derivative financial instruments, indemnification agreements and securities lending activities. Note 20 to the consolidated financial statements on pages 104 to 106 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be required to extend if the commitments were fully drawn. Note 20 to the consolidated financial statements on pages 104 to 106 contains more information on these off-balance sheet credit instruments.

Significant Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements on pages 76 to 81 of this Annual Report. Certain of these accounting policies are considered significant because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. The Bank's significant accounting estimates are as follows:

Allowance for Credit Losses

The allowance for credit losses reflects Management's best estimate, as at the balance sheet date, of probable credit losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative instruments, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, could have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 77 and under "Credit risk assessment" in the "Credit Risk Management" section of this Annual Report on pages 53 and 54.

All operating segments, except Wealth Management, are affected by this accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Changes in unrealized gains and losses are recognized in income under "Trading revenues" in the Consolidated Statement of Income. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates consider current market prices, the contractual prices of underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Additional information on the determination of fair value is presented in Notes 21 and 23 to the consolidated financial statements on pages 107 and 112.

Several items in the Consolidated Balance Sheet are affected by this significant accounting estimate: "Securities – Trading account," "Obligations related to securities sold short" and "Fair value of trading derivative financial instruments." Furthermore, this estimate affects the item "Trading revenues" in the Financial Markets segment in the Consolidated Statement of Income.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When there is an other-than-temporary impairment in an investment security, the carrying value of the security must be written down to net realizable value. Determining whether or not there has been an other-than-temporary impairment and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether there has been an other-than-temporary impairment in any of the securities. This examination entails analyzing the facts specific to each investment and assessing expected future returns on the securities.

As part of this exercise, Management assesses a variety of factors that could be indicative of an other-than-temporary impairment. The factors the Bank takes into account in its assessment include the duration and materiality of the impairment in relation to the carrying value, the financial condition and near-term prospects of the issuer as well as the Bank's ability and intent to hold the investment until it fully recovers its carrying value. When Management determines that there has been an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value of the security.

Any change in judgment used to identify securities that have experienced an other-than-temporary impairment and in the estimate of the realizable value could have an impact on the amount of losses recognized.

"Securities – Investment account" in the Consolidated Balance Sheet is affected by this accounting estimate. "Gains on investment account securities, net" in the Consolidated Statement of Income could also be affected.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Notes 1 and 6 to the consolidated financial statements on pages 76 and 87 and in the "Variable Interest Entities" section of this report on page 43.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the discounted value of estimated cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. Note 6 to the consolidated financial statements presents a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% decrease in the excess spread for securitized insured mortgage loans would result in a $13 million reduction in retained interests, while a 20% decrease would cause a $25 million reduction. The balance of retained interests for securitized insured mortgage loans was $127 million as at October 31, 2006.

This accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The items "Goodwill" and "Intangible assets" in the Consolidated Balance Sheet are affected by this accounting estimate.

Any aggregate impairment loss would be recognized as an operating expense for the segment concerned and presented under the item "Other."

Note 9 to the consolidated financial statements on page 91 presents additional information in this regard.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and management assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented under "Salaries and staff benefits" in the Consolidated Statement of Income. All segments are affected by this accounting estimate.

Additional information, including the significant actuarial assumptions used to determine the Bank's pension plans and other employee future benefits and the sensitivity analysis of key assumptions, can be found in Note 15 to the consolidated financial statements on pages 95 to 98.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry forwards and temporary differences as a result of differences between the values of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Notes 1 and 18 to the consolidated financial statements on pages 76 and 103.

Provision for Contingencies

In the normal course of business, the Bank is party to legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes involved in class action suits filed by consumers contesting, among other things, certain banking transaction fees. National Bank Financial is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

The heading "Other liabilities" is affected by this accounting estimate.

Variable Interest Entities

In the normal course of business, the Bank enters into agreements with VIEs. Further details are provided in the "Off-Balance Sheet Arrangements" section of this report on page 42 and Note 7 to the consolidated financial statements on page 90. Management must exercise its judgment to determine if VIEs are required to be consolidated. This process requires understanding the agreements, determining whether the entity is considered a VIE under accounting principles and determining the Bank's variable interests in the VIE. These interests are then compared to those of a third party in order to identify who must absorb the majority of the VIE's expected losses or receive the majority of the expected residual returns of the VIE or both, and consequently, determine whether the Bank must consolidate the entity.

Accounting Standards Pending Adoption

In January 2005, the CICA issued three new accounting standards: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The significant accounting policies relating to financial instruments that the Bank will apply effective November 1, 2006 are summarized below.

Measurement

The new accounting standards for financial instruments require that all financial assets and liabilities be classified according to their characteristics, management's intention, or the choice of category in certain circumstances. All financial assets must be classified as either held for trading, held to maturity, available for sale or as loans and receivables. Financial liabilities must be classified as held for trading or not held for trading.

When they are initially recognized, all financial assets and liabilities will be recorded at fair value on the Consolidated Balance Sheet. In subsequent periods, financial instruments will be valued at fair value, except for items that are classified in the following categories, which will be measured at amortized cost: loans and receivables, securities held to maturity and financial liabilities not held for trading purposes. Securities classified as held to maturity and as available for sale will be measured periodically to determine whether an objective indication of impairment exists. If such evidence exists, the carrying amount of the securities will be adjusted to its fair value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income. Finally, obligations related to securities sold short as well as all derivatives, including embedded derivatives that have to be accounted for separately, will be recorded at fair value on the Consolidated Balance Sheet.

In the case of financial assets or liabilities classified as held for trading, all transaction costs directly attributable to the acquisition or issuance of these financial instruments will be recorded in the Consolidated Statement of Income when initially recognized. In the case of financial assets or liabilities that are not classified as held for trading, the transaction costs will be added to the value of the financial instrument and will be amortized, if applicable, using the effective interest rate method.

The standard also allows any financial instrument to be irrevocably designated as held for trading when it is first recognized ("fair value option"); as a result, it will be measured at fair value with the gains and losses being recognized in the Consolidated Statement of Income during the period in which they arise. The Superintendent issued guidelines limiting the circumstances under which this option may be used. The Bank plans on using this option, among others, if, in accordance with a documented risk management strategy, doing so allows the Bank to eliminate or significantly reduce a measurement or recognition inconsistency, and if the fair values are reliable.

Recognition of Financial Assets and Liabilities

Securities
Securities will be classified as securities held for trading, held to maturity, or available for sale. The Bank will continue to recognize securities transactions on the trade date.

Held for trading
Trading account securities will continue to be recognized at their fair value, and the realized and unrealized gains and losses will be recorded in the Consolidated Statement of Income.

Held to maturity
Securities held to maturity are financial assets for which the Bank would have the positive intention and ability to hold to maturity. The Bank does not plan on classifying securities in this category.

Available for sale
Securities that will not be classified as held for trading or held to maturity will be classified as available for sale. These securities will be recognized at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which will be recognized at cost.

Unrealized gains and losses related to securities available for sale will be recognized, net of income taxes, and as long as they are not hedged by derivative products under a fair-value hedging relationship, in "Accumulated other comprehensive income." Upon the disposal or recognized impairment of these securities, these gains or losses will be reclassified in the Consolidated Statement of Income.

Deposits with financial institutions, securities purchased under reverse repurchase agreements or securities sold under repurchase agreements, loans, deposits and subordinated debentures
These financial instruments will continue to be recorded at amortized cost using the effective interest rate method.

Embedded derivatives
An embedded derivative is a component of a financial instrument or another contract, the characteristics of which are similar to a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument that has a host contract and an embedded derivative.

The new accounting standard requires an embedded derivative to be accounted for separately if, and only if, the following three conditions are met: the characteristics and the economic risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that satisfies the definition of a derivative, and the hybrid contract is not recorded at fair value.

The Bank selected November 1, 2002 as its transition date for embedded derivatives.

Establishing fair value
Fair value is the amount at which a financial instrument – which is quoted on an active market with an exchange, dealer, broker, industry group, or pricing service – could be exchanged between willing, unrelated parties on an open market. When a financial instrument is initially recognized, its fair value is generally the value of the consideration paid or received. In cases where the fair value is not quoted on an active market, fair value can be established by comparing the instrument to observable market transactions involving an identical instrument, without modification or repackaging, or is based on a valuation technique whose variables include observable market data.

Subsequent to the initial recognition, the fair value of a financial asset quoted on an active market is generally the bid price and, for a financial liability quoted on an active market, the fair value is generally the ask price. If a financial instrument's market is not active, fair value is established using valuation techniques that rely on observable market data. These valuation techniques include, among others, the use of available observable information on similar transactions, discounted cash flow analysis, option pricing models, and other valuation methods commonly used by market participants.

Securities
The fair value of securities is based on quoted market prices. In the absence of an organized market, fair value is established using the quoted market prices of similar securities.

Derivative financial instruments
The fair value of derivative financial instruments is determined without taking into consideration master netting agreements. When available, quoted market prices are used to determine the fair value of derivative financial instruments. Otherwise, fair value is determined using pricing models that consider current market prices and the contractual prices of underlying instruments, the time value of money, yield curves, and volatility and credit risk factors.

Hedges

The Bank uses derivative financial instruments as part of its risk management activities. When hedge accounting is appropriate, the hedging relationship is designated a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the gains or losses attributable to the hedged risk, which are carried to "Other income" in the Consolidated Statement of Income. The change in the fair value of the hedging item will be carried to "Other income" in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies as an effective hedge or if the hedging item is terminated or sold. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative fair value adjustments to the carrying amount of the hedged item are amortized using the effective interest rate method and presented in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative fair value adjustments to the carrying amount of the hedged item are immediately carried to "Other income" in the Consolidated Statement of Income.

Cash flow hedge
In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of the changes in fair value of the hedging item is recognized in "Accumulated other comprehensive income," whereas the ineffective portion is recognized in "Other income" in the Consolidated Statement of Income.

The amounts recognized in "Accumulated other comprehensive income" with respect to cash flow hedges are reclassified in the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

When the derivative instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in "Accumulated other comprehensive income" will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

Hedge of a net investment in a self-sustaining foreign operation
Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in "Accumulated other comprehensive income," whereas the ineffective portion is recorded in "Other income" in the Consolidated Statement of Income.

Comprehensive Income

A statement entitled "Consolidated Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements. Comprehensive income consists of net income plus "Other comprehensive income." In addition to unrealized gains or losses on available-for-sale financial assets, "Other comprehensive income" will include the unrealized exchange gains or losses arising from self-sustaining foreign operations (net of hedge transactions) and the effective portion of the changes in the fair value of the cash flow hedging instruments. "Accumulated other comprehensive income" will be presented separately in shareholders' equity.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore, those financial statements will not be restated.

As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes.

The following items will specifically be recognized as an adjustment to the opening balance of retained earnings, net of income taxes:

- Deferred gains on previous disposals of securities from life insurance activities;
- Deferred amounts and the difference between the carrying amount and the fair value of derivatives or non-derivatives that no longer meet the hedging criteria;
- The difference between the carrying amount and the fair value of financial assets and liabilities designated as held for trading under the fair value option;
- The impacts of embedded derivatives;
- The ineffective portion of the gain or loss on the hedging item for cash flow and fair value hedging relationships;
- The impact of the use of the effective interest rate method to amortize transaction costs.

The following items will be recognized as an adjustment to the opening balance of "Accumulated other comprehensive income," net of income taxes:

- The difference between the carrying amount and the fair value of securities classified as available for sale;
- Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions;
- The portion of the gain or loss on the hedging item that is considered to be an effective cash flow hedge.

These transition adjustments, which will be recognized as at November 1, 2006 in opening retained earnings and in the opening balance of "Accumulated other comprehensive income," should not have a material impact on the Bank's Consolidated Balance Sheet.

Capital Management

Structure

The Bank's capital management structure, like that of risk management, is headed by the Board of Directors, which is responsible for developing capital management policies. The Board of Directors delegates certain responsibilities to the Audit and Risk Management Committee, which then recommends capital management policies and oversees their application. Management reports to this Committee, ensures the Bank maintains a solid capital structure and supervises the use of capital across the institution.

Standards, Procedures and Controls

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy minimum requirements for a well-capitalized financial institution, as defined by the Superintendent, and production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Reporting to the Senior Vice-President – Finance, Technology and Corporate Affairs, the Capital Management Committee meets on a quarterly basis to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly capital ratio regulatory compliance report to the Audit and Risk Management Committee. Lastly, the Internal Audit Department and Corporate Compliance Department of the Bank ensure application of regulatory capital requirements of the Superintendent.

Capital Management in 2006

Innovative instruments

The guidelines from the Superintendent define innovative instruments as instruments issued by a non-operating entity whose sole purpose is to raise capital. The guidelines limit the total value of innovative instruments to 15% of Tier 1 capital.

On June 15, 2006, the Bank issued $225 million of innovative instruments included in Tier 1 capital, through NBC Capital Trust. The proceeds from the issue were used by the Trust to finance the purchase of a deposit note from the Bank. As the Bank does not consolidate the Trust, the deposit note is presented on the Bank's Consolidated Balance Sheet under "Deposits." Each $1,000 principal amount of the deposit note may be converted at any time, at the option of the Trust, into 40 First Preferred Shares, Series 17 of the Bank. For further information, refer to Note 11 to the Consolidated Financial Statements on pages 92 and 93.

Other management activities

As part of its efforts to maintain an appropriate capital structure, the Bank issued $500 million of subordinated debentures maturing in 2020 and bearing interest at a rate of 4.70% per annum on November 2, 2006. In addition, in October 2006, the Bank redeemed a $150 million debenture maturing in October 2011.

Dividend

Due to excellent growth in earnings and high capitalization, the Bank was able to increase the dividend on common shares twice in 2006, with the result that the dividend on common shares rose 14% from 2005 to $1.96 per share. The dividend payout ratio increased from 35% in 2005 to 38% in 2006 and was in the Bank's target distribution range of 35% to 45%.

Share repurchase program

In January 2006, the Bank filed a new issuer bid through the facilities of the Toronto Stock Exchange in order to repurchase a maximum of 8.3 million common shares. The preceding issuer bid to repurchase 8.4 million common shares expired on January 12, 2006.

During fiscal 2006, the Bank repurchased 5.1 million common shares for an amount of $309 million (1.8 million shares under the former program and 3.3 million under the new program). The share repurchases partly offset the issuance during the fiscal year of 1.3 million shares relating to the exercise of stock options and the Dividend Reinvestment and Share Purchase Plan for an amount of $50 million. During fiscal 2005, the Bank repurchased 4.2 million common shares.

Analysis of Changes in Capital Ratios

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. The definition adopted by the Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, which consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital, or supplementary capital, which consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

The Superintendent considers financial institutions well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total capital ratio of 10%.

Taking into account the $500 million debenture issue on November 2, 2006, as at October 31, 2006, the Tier 1 and Tier 2 capital ratios were respectively 9.9% and 14.0%, up from 9.6% and 12.8% as at October 31, 2005. The higher ratios are mainly attributable to the increase in capital from net income for the period, offset by the $1.1 billion increase in risk-weighted assets related to growth in loans and liquidity.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times total capital. However, the Bank obtained approval from the Superintendent to increase this limit to 23 times total capital. As at October 31, 2006, assets under the test were 19 times total capital.

Lastly, tangible common equity, which is not a regulatory ratio, is calculated by dividing common equity, non-controlling interests less goodwill and intangible assets by risk-weighted assets plus risk-weighted securitized assets. As at October 31, 2006, tangible common equity was 7.3%, as against 7.4% one year earlier.

Economic Capital

Economic capital is used to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital the Bank requires in order to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is reviewed regularly so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's operating segments. The results are then used to guide Management in allocating capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which is used to determine the optimal amount and structure of equity capital needed to comply with the regulatory ratios determined by the Superintendent, and then to the allocation of capital among the different operating segments in order to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

Basel II Accord

In June 2004, BIS approved a new regulatory capital adequacy framework under the Basel II Accord. This framework introduces substantial amendments to existing regulations. Among other things, Basel II will make it possible for banks to better quantify their regulatory capital requirements and will align those requirements more closely with economic capital requirements, while fostering more disciplined financial reporting. The Superintendent's official implementation date for these new international rules is November 1, 2007. National Bank will comply with the new regulatory framework by the deadline. The Bank intends to initially use the standardised approach for measuring credit risk, and will adopt the internal ratings-based approach as of November 1, 2009. The impact of these changes on the Bank's regulatory capital ratios is unknown at this time and, consequently, the Bank plans to continue to disclose its various capital ratios in effect under current regulations (Basel I Accord) for an undetermined period and will also disclose the ratios applicable under the new rules set out in Basel II commencing on November 1, 2007.

Risk Management

The Bank views risk as an integral part of development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy.

The Bank is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the context of day-to-day operations, the Bank is primarily exposed to the following risks:

- Credit risk
  Risk of a financial loss if a borrower or the counterparty to a transaction does not fully honour its contractual commitments to the Bank.
- Market risk
  Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.
- Liquidity risk
  Risk the Bank will be unable to honour daily cash outflow commitments without resorting to costly and inopportune measures.
- Operational risk
  Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.
- Reputational risk
  Risk that publicity about the Bank's operations or practices will be judged to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

Risk, in all its forms, must be rigorously managed. That means it must be identified, measured and controlled to ensure that Bank operations yield an adequate return for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management requires a solid understanding of all risks Bank-wide and assurance that risk levels do not exceed acceptable thresholds and risk-taking contributes to the creation of shareholder value. Moreover, effective risk management can help reduce the volatility of the Bank's results.

Risk Management Framework

To achieve its risk management objectives, the Bank has created a risk management framework that comprises the following elements:

- a risk management culture;
- a corporate governance structure;
- risk management policies;
- a review of risk decisions by independent professionals;
- allocation of capital to the business units based on the level of risk assumed by each unit;
- independent oversight by the Corporate Compliance Department;
- an independent assessment by the Internal Audit Department.

Risk management culture

The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Corporate governance structure

The corporate governance structure at National Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee of the Board of Directors:

- approves risk management policies;
- helps shape and promote the Bank's risk management culture;
- sets risk tolerance limits;
- ensures that resources are in place to manage risk effectively.

The Bank's Management:

- promotes the risk management culture Bank-wide;
- manages the primary risks to which the Bank is exposed.

The Risk Management Group:

- proposes risk management policies;
- implements tools and models for identifying, measuring and monitoring risks;
- institutes and applies various independent risk review and approval procedures;
- sets risk limits that reflect the risk tolerance established by the Board of Directors;
- informs Management and the Board of Directors of significant risks.

The Business Units:

- manage risks related to their operations within established limits and in accordance with risk management policies.

Risk management policies
Risk management policies, along with related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Moreover, they are accompanied by yet other policies, standards and procedures that cover more specific aspects of management (e.g., continuity of certain activities).

Independent oversight by the Corporate Compliance Department
The Bank's Corporate Compliance Department helps to provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by the Internal Audit Department
The Internal Audit Department, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent, objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal control and operations at the Bank and its subsidiaries.

Credit Risk Management

As credit risk accounts for approximately 50% of the Bank's total economic capital, as illustrated in the table on page 24, it is the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, investment account securities and transactions carrying a settlement risk for the Bank (e.g., fund transfers to third parties via electronic payment systems).

Credit risk is controlled through a rigourous and methodical process that comprises the following elements:

- credit risk assessment;
- assessment of capital at risk;
- credit-granting process;
- portfolio diversification and management;
- account follow-up and recovery;
- identification of impaired loans and provisioning for credit losses.

Credit risk assessment
Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios
For credit portfolios of consumers and some small businesses, risk is measured using credit scoring models. These tools use proven statistical methods to analyze applicants' characteristics and history and, based on that information, estimate future credit behaviour and assign a risk rating. Contrary to the practice followed for commercial credit, consumer credit risk assessments are based not on individual analyses but on the average behaviour of borrowers with similar credit histories and behaviour profiles.

Commercial credit portfolios
Commercial and corporate clients are assigned a risk rating based on a detailed individual analysis of the financial and qualitative aspects of the business, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. This year, the Bank adopted a new risk-rating tool enabling it to more accurately assess borrower-specific risk as well as the security structure, if any. This tool complies with the new regulatory requirements stemming from the Basel II Accord.

Assessment of capital at risk
The assessment of the Bank's capital at risk, or economic capital, is based on the credit risk assessments of various borrowers. These two activities are therefore interlinked. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, whether expected or not, are based on past loss experience, portfolio monitoring, market data and statistical modeling. The important factors are:

- probability of default;
- credit outstanding at the time of default;
- expected loss in the event of default;
- impact of economic and sector-based cycles on asset quality.

Expected and unexpected losses are factors in the assessment of capital at risk for each sector of activity. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of economic capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Credit granting process

Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, credit granting decisions are also influenced by available collateral security, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Credit Committee, chaired by the Senior Vice-President – Risk Management, must approve and monitor all large credit transactions. In exceptional cases, the decision may be submitted for approval to the Board of Directors. The credit granting process at National Bank demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Portfolio diversification and management

The Bank is exposed to credit risk not only through its commitments to a particular borrower, but also through the sectorial distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The criteria set out in credit risk management policies and procedures are designed to maintain healthy diversification of this type of risk. The Bank controls the degree of portfolio diversification by applying and monitoring limits for each risk, drawing on synthetic protection tools such as credit derivatives, using syndication or methodically reducing the credit amount.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group in support of Credit Committee decisions. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as, in particular, default payments.

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Identification of impaired loans and provisioning for credit losses

When an account deteriorates below a certain threshold, the loan could be classified as impaired. When interest is in arrears for 90 days or more, a loan must be classified as impaired and assigned a provision for credit loss. Loans that are not past due but for which repayment of principal or interest is not reasonably assured are also deemed impaired. Provisioning is based, in part, on potential loss estimates. The Bank's policies set out detailed criteria for establishing allowances for credit losses and, if necessary, writing them off. The credit policies also set out collection practices designed to minimize losses by recovering the maximum possible amount.

Market Risk Management

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

The relative importance of this risk is illustrated by the fact that it accounts for roughly 20% of the Bank's total economic capital, as shown in the table on page 24.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivatives) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. As shown in Table 15 on page 67, the global VaR of trading activities is usually lower than the VaR of the individual portfolios. This can be explained by the risk diversification effect. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses
The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also seeks to simulate the impact of abnormal situations, i.e., rare extreme events, on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests (simulating a stock market crash similar to the one in 1987 or an oil crisis similar to that in 1973, for example) as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk. This battery of stress tests and sensitivity analyses are intended to simulate the results (losses or gains) that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses are jointly established by the Market Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities
The Bank holds trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients and the sale of financial products.

Table 15 on page 67 shows the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

A specific risk model for equities was approved in 2006 and implemented in the third quarter of the fiscal year.

Backtesting and daily trading revenues
Table 16 on page 67 shows daily trading revenues and VaR. In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

Interest rate risk in asset/liability management
Managing assets (investments and loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense and, while these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on net interest income and the economic value of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Asset/liability management is the responsibility of the Bank's Treasury. The activity is supervised, in close association with Treasury, by the Asset and Liability Management Committee. Simulations are performed regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of investment and liability portfolios accordingly.

Asset/liability matching at the Bank is managed through an internal transfer mechanism that satisfies a twofold objective: to transfer matching and liquidity risk to Treasury and to provide a consistent measurement of the profitability of balance sheet items, thereby adequately orienting the activities of the Bank's various sectors. Generally speaking, the various balance sheet items are assigned an internal transfer cost – or cost of funds – which reflects, as fairly as possible, the different financial risks associated with the item in question: interest rate risk, liquidity risk, and, if applicable, embedded options (loan commitments from the Bank and prepayment or early redemption options).

Interest risk management is governed by a specific policy, the revision and application of which are overseen by, among others, various management committees composed primarily of managers from Treasury and Risk Management and, in some cases, officers and representatives from other sectors of the Bank. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: net interest income, market value of equity, one-day VaR and duration of equity.

The following table shows the sensitivity of the banking activities (loans and deposits) of the Bank to a parallel upward shift in interest rates as at October 31 of the reference year.

Sensitivity to interest rate risk
(millions of dollars)

	2006	2005
100-basis-point increase in the interest rate		
Impact on net interest income	(19)	4
Impact on shareholders' equity	(70)	(95)

Liquidity Risk Management

Liquidity risk management is governed by a structure based on the implementation of prudent policies and the development of effective techniques and procedures to monitor, measure and control risk. The management process is dynamic and establishing a sound level of liquidity exposure may depend on the Bank's overall strategy as well as internal and external factors. The Bank therefore strives to meet the following objectives:

- honour all cash outflow commitments (both on- and off-balance sheet) as they mature, on a continuous day-to-day basis;
- avoid situations where funds have to be raised quickly, resulting in the Bank having to pay excessive funding costs or sell readily marketable assets under unfavourable conditions.

Funding commitments are generally met through continuous cash inflows, supplemented by assets that are readily convertible to cash, or through the Bank's borrowing capacity. The Bank's liquidity position is also designed to support any future business expansion.

The Market Risk Management Group is responsible for developing and implementing liquidity and funding policies, as well as strategies and methodologies for monitoring, measuring and controlling liquidity requirements and positions. This group is also mandated to develop contingency plan scenarios and establish limits, monitor liquidity risk positions in relation to the established limits and report regularly to the Board of Directors.

Funding management and diversification
Deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination, type of instrument and term structure is an important element of a liquidity management strategy. The Bank's strong branch network constitutes a stable source of deposits. Over the years, the Bank's strategy has been to expand its retail deposit base through organic growth.

To ensure stability of market access, the Bank maintains and consolidates direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and aims, whenever possible and economically advantageous, to promote long-term deposits.

Liquidity risk measurement
Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and the characteristics of certain products, such as credit commitments and demand deposits.

The Bank uses different risk measures to manage liquidity risk exposure. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are based on net cash capital, survival period and liquidity ratios. Net cash capital is an indicator used to determine the liquidity exposure of a bank by measuring the difference between long-term funding and illiquid assets. It enables the Bank to strike an optimal balance between long-term funding and institutional financing.

The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if funds borrowed on the money market were not renewed at maturity.

The Bank, in its Liquidity Management and Funding Policy, has established limits for its liquidity indicators, especially net cash capital and survival period. It has also set limits to restrict its reliance on any one depositor and thereby avoid an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor has been established.

Liquidity contingency plan
A detailed liquidity contingency plan is outlined in the Liquidity Management and Funding Policy. The plan defines the measures to be taken in a crisis in order to bridge the gap between the liquidity the Bank chooses to hold and the liquidity needs that could arise in such a crisis.

Operational Risk Management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, failure to comply with legal, regulatory or contractual requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it must be managed in a thorough, transparent manner to keep it at an acceptable level.

Each business unit has assigned specific risk manager responsibilities to employees of the unit to ensure proactive management of the unit's operational risks. In addition, a sector committee monitors the unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment.

The Operational and Reputational Risk Department develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This unit collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

Operational risk identification, measurement and monitoring standards and procedures
Sound operational risk management by the business units is based on a set of guidelines, including:

- competent and well-trained staff;
- segregation of incompatible functions and delegation of decision-making powers;
- framework for technological development and information security;
- processes for business continuity planning and recovery of key operations in the event of a business interruption;
- identification and assessment of risks when new products are launched.

Operational risk self-assessment
A method for self-assessing operational risk is presently in the deployment phase. This method will give each business unit the means to proactively identify the key operating risks they face, evaluate the effectiveness of the controls that are in place to mitigate them, and develop action plans with a view to maintaining such risks at acceptable levels.

Operational loss database

The Operational and Reputational Risk Department has instituted a process for collecting operational loss data from across the Bank and its subsidiaries. The information collected, which includes the amount of each loss and a description of the triggering events, is fed into a centralized loss database, which is used to gain a clearer understanding of the causes of operational losses and map out mitigation strategies. No significant operational losses occurred during the year.

Regulatory capital

The Bank intends to adopt the standardised approach when regulatory capital in compliance with the Basel II Accord is introduced.

Reputational risk

Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a systems failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct, a training program for all employees and various committees that assess risk whenever new products are introduced within the business units. The activities of the Corporate Compliance Department, Legal Affairs Department, Corporate Secretary's Office and Public Relations Department complement these mechanisms.

In order to ensure that all aspects of reputational risk are considered for complex structured finance transactions, the Bank has put in place a formal process for assessing this risk and obtaining Credit Committee approval. Thoroughly verifying transactions and the third parties with whom the Bank does business, obtaining opinions from recognized experts and disclosing financial information in a transparent manner are some of the many measures taken to mitigate the Bank's reputational risk.

Quarterly Results

(millions of dollars, except per share amounts)					2006
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	$ 1,292	$ 305	$ 408	$ 301	$ 278
Other income	2,553	679	525	648	701
Total revenues	3,845	984	933	949	979
Provision (recovery) for credit losses	77	22	16	22	17
Operating expenses	2,588	687	634	623	644
Income taxes	277	44	58	82	93
Non-controlling interest	32	11	5	8	8
Net income	871	220	220	214	217
Earnings per common share					
Basic	5.22	1.33	1.32	1.29	1.28
Diluted	5.13	1.31	1.30	1.26	1.26
Dividends (per share)					
Common	1.96	0.50	0.50	0.48	0.48
Preferred					
Series 13	–	–	–	–	–
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	1.2125	0.3032	0.3031	0.3031	0.3031
Return on common shareholders' equity	20.1%	19.7%	20.2%	20.4%	19.9%
Total assets		116,885	108,645	111,183	105,276
Long-term financial liabilities(1)		1,449	1,599	1,599	1,600
Impaired loans					
Net private		$ 116	$ 98	$ 111	$ 113
Designated countries					
Gross outstanding		–	–	–	–
Allowances		–	–	–	–
Net total		116	98	111	113
Number of common shares outstanding *(thousands)*					
Average	162,851	161,969	161,927	162,598	164,903
End of period	161,512	161,512	161,918	161,882	164,313
Diluted	165,549	164,599	164,512	165,552	167,781
Per common share					
Book value		$ 27.17	$ 26.57	$ 25.77	$ 25.72
Stock trading range					
High	65.60	62.86	62.69	65.60	63.90
Low	56.14	58.26	56.14	61.35	58.35
Number of employees		16,972	17,183	16,955	16,993
Number of branches in Canada		451	453	455	455

(1) Subordinated debentures

	2005					2004				
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	$ 1,441	$ 404	$ 308	$ 380	$ 349	$ 1,363	$ 380	$ 384	$ 325	$ 274
	2,262	527	581	520	634	2,182	512	474	559	637
	3,703	931	889	900	983	3,545	892	858	884	911
	33	-	15	1	17	86	(8)	31	19	44
	2,499	646	616	624	613	2,388	623	586	602	577
	291	72	46	66	107	318	77	68	76	97
	25	6	5	7	7	28	8	6	7	7
	855	207	207	202	239	725	192	167	180	186
	4.98	1.22	1.20	1.17	1.39	4.10	1.11	0.95	1.01	1.03
	4.90	1.20	1.18	1.15	1.37	4.05	1.09	0.94	1.00	1.02
	1.72	0.44	0.44	0.42	0.42	1.42	0.38	0.38	0.33	0.33
	1.2000	-	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
	1.4625	0.3657	0.3656	0.3656	0.3656	1.4625	0.3657	0.3656	0.3656	0.3656
	0.8089	0.3032	0.3031	0.2026	-	-	-	-	-	-
	20.7%	19.4%	19.6%	19.9%	23.6%	18.8%	19.7%	17.2%	19.0%	19.0%
		107,970	110,593	99,917	91,703		88,497	85,481	86,466	83,156
		1,102	1,409	1,770	1,764		1,408	1,474	1,488	1,473
		$ 117	$ 114	$ 119	$ 134		$ 160	$ 199	$ 219	$ 232
		-	-	-	-		-	-	10	10
		-	-	-	-		-	-	9	8
		117	114	119	134		160	199	220	234
	166,382	165,176	165,363	167,327	167,693	170,918	167,671	169,332	172,023	174,669
	165,335	165,335	165,096	165,744	168,050	167,430	167,430	168,058	169,730	173,569
	168,964	167,939	167,849	169,938	170,164	173,276	169,936	171,634	174,520	177,008
		$ 25.39	$ 24.70	$ 24.19	$ 23.97		$ 22.87	$ 22.30	$ 21.94	$ 21.81
	61.47	61.47	58.21	55.24	49.75	48.78	48.78	45.50	47.93	45.00
	46.39	55.87	51.60	48.72	46.39	40.17	42.31	42.72	43.27	40.17
		16,890	17,049	16,712	16,610		16,555	16,673	16,366	16,914
		457	460	460	462		462	472	474	476

Additional Financial Information

Table 1 | Overview of Results

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)	2006	2005	2004	2003	2002
Net interest income	1,414	1,531	1,424	1,353	1,473
Other income	2,630	2,322	2,229	2,106	1,641
Total revenues	4,044	3,853	3,653	3,459	3,114
Operating expenses	2,588	2,499	2,388	2,257	2,040
Contribution	1,456	1,354	1,265	1,202	1,074
Provision for credit losses	77	33	86	177	490
Income before income taxes, non-controlling interest and discontinued operations	1,379	1,321	1,179	1,025	584
Income taxes	476	441	426	374	236
Non-controlling interest	32	25	28	27	30
Income before discontinued operations	871	855	725	624	318
Discontinued operations	–	–	–	–	111
Net income	871	855	725	624	429
Average assets(2)	106,273	90,902	78,672	71,810	69,292

(1) See "Financial Reporting Method" on page 13.
(2) Excluding discontinued operations

Table 2 | Changes in Net Interest Income

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)	2006	2005	2004	2003	2002
Personal and Commercial Banking					
Net interest income	1,367	1,299	1,251	1,235	1,190
Average assets	47,379	43,956	40,511	38,679	38,337
Net interest income as a % of average assets	2.89%	2.96%	3.09%	3.19%	3.10%
Wealth Management					
Net interest income	121	101	94	91	89
Average assets	830	882	834	805	769
Financial Markets					
Net interest income	141	309	256	186	321
Average assets	67,839	51,809	42,367	37,819	37,067
Other					
Net interest income	(215)	(178)	(177)	(159)	(127)
Average assets	(9,775)	(5,745)	(5,040)	(5,493)	(6,881)
Total					
Net interest income	1,414	1,531	1,424	1,353	1,473
Average assets(2)	106,273	90,902	78,672	71,810	69,292

(1) See "Financial Reporting Method" on page 13.
(2) Excluding discontinued operations

Additional Financial Information

Table 3 | Other Income

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)	2006	2005	2004	2003	2002
Financial market fees	**629**	682	633	544	539
Deposit and payment service charges	**208**	201	200	192	186
Trading revenues	**375**	251	234	381	123
Gains (losses) on investment account securities, net	**180**	92	102	8	(98)
Card service revenues	**61**	63	49	49	47
Lending fees	**138**	145	168	130	112
Acceptances, letters of credit and guarantee	**68**	61	65	63	63
Securitization revenues	**175**	194	180	204	204
Foreign exchange revenues	**98**	76	72	66	67
Trust services and mutual funds	**324**	281	244	210	160
Insurance revenues	**113**	101	90	86	69
Other	**261**	175	192	173	169
	2,630	2,322	2,229	2,106	1,641
Domestic	**2,396**	2,105	1,998	1,947	1,595
International					
– United States	**97**	57	87	58	(3)
– Other	**137**	160	144	101	49
Other income as a percentage of total revenues on a taxable equivalent basis(2)	**65.0%**	60.3%	61.0%	60.9%	54.7%

(1) See "Financial Reporting Method" on page 13.
(2) In 2002, the $137 million impairment charge on an investment was excluded.

Table 4 | Trading Revenues(1)

Year ended October 31 (taxable equivalent basis)(2) (millions of dollars)	2006	2005	2004	2003	2002
Financial markets					
Interest rate	**51**	71	43	86	64
Equity	**276**	244	190	145	63
Commodity and currency	**25**	28	30	96	25
	352	343	263	327	152
Other sectors	**12**	16	8	13	22
Total	**364**	359	271	340	174

(1) Including net interest income and other income
(2) See "Financial Reporting Method" on page 13.

Additional Financial Information

Table 5 Provision for Credit Losses

Year ended October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Provision for credit losses					
Personal	**53**	46	31	47	186
Commercial	**22**	20	57	60	154
Corporate	**4**	8	52	64	173
Real estate	**(2)**	1	1	7	20
Other	**–**	–	–	(1)	(13)
Total	**77**	75	141	177	520
General allowance for credit risk	**–**	(42)	(55)	–	(30)
Provision for credit losses charged to income before discontinued operations	**77**	33	86	177	490
Provision for credit losses charged to discontinued operations	**–**	–	–	–	(51)
Total provision for credit losses charged to income	**77**	33	86	177	439
Net average loans and acceptances	**49,390**	45,926	41,060	39,324	38,394
Provision for credit losses as a percentage of net average loans and acceptances	**0.16%**	0.07%	0.21%	0.45%	1.14%
Allowance for credit losses					
Balance at beginning	**455**	580	634	666	896
Transfer from allowance to assets held for disposal	**–**	–	–	–	(45)
Provision for credit losses charged to income:					
related to ongoing operations	**77**	33	86	177	490
related to discontinued operations	**–**	–	–	–	(51)
Write-offs	**(168)**	(215)	(199)	(259)	(673)
Recoveries[1]	**64**	57	59	50	49
Balance at end	**428**	455	580	634	666
Composition of allowances:					
Country risk allowance					
Portion related to loans	**–**	–	–	19	22
Portion related to securities	**2**	4	2	4	4
Specific allowances	**118**	143	228	206	235
General allowance	**308**	308	350	405	405

(1) Including exchange rate fluctuations

Additional Financial Information

Table 6 | Operating Expenses

Year ended October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Salaries and staff benefits	**1,479**	1,451	1,359	1,287	1,147
Occupancy	**124**	121	148	142	128
Technology	**358**	356	334	312	305
Amortization – premises and equipment	**40**	39	32	34	42
Amortization – technology	**29**	24	20	16	21
Messenger services and communications	**74**	81	77	80	77
Professional fees	**145**	136	118	112	99
Advertising and external relations	**76**	69	75	62	50
Stationery	**26**	25	26	26	28
Travel	**21**	21	20	21	17
Security and theft	**14**	20	14	16	24
Capital and payroll taxes	**67**	56	65	60	57
Other	**135**	100	100	89	45
Total	**2,588**	2,499	2,388	2,257	2,040
Domestic	**2,410**	2,325	2,194	2,082	1,999
International					
– United States	**92**	105	123	121	18
– Other	**86**	69	71	54	23
Operating expenses as a percentage of total revenues on a taxable equivalent basis(1)	**64.0%**	64.9%	65.4%	65.3%	62.8%

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income.

Table 7 | Change in Average Volumes

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006		2005		2004		2003		2002	
	Average volume $	**Rate %**	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**9,348**	**3.36**	8,646	2.24	7,404	1.54	6,421	2.05	7,316	2.38
Securities	**34,401**	**3.16**	26,354	2.95	21,162	3.13	18,861	3.01	16,510	3.14
Residential mortgage loans	**15,907**	**4.94**	16,211	4.65	15,073	4.90	13,752	5.49	12,591	5.72
Personal loans	**10,348**	**6.36**	8,519	5.65	6,647	5.70	5,646	6.51	5,395	6.59
Business and other loans	**26,754**	**4.37**	24,819	3.53	20,447	3.61	20,169	4.16	21,221	3.87
Net impaired loans	**(183)**	**(0.38)**	(208)	(0.48)	(167)	(0.42)	(174)	(0.46)	(97)	(1.55)
Interest-bearing assets	**96,575**	**4.16**	84,341	3.66	70,566	3.73	64,675	4.11	62,936	4.12
Other assets	**9,698**	**–**	6,561	–	8,106	–	7,135	–	6,356	–
Total assets	**106,273**	**3.78**	90,902	3.39	78,672	3.34	71,810	3.71	69,292	3.74
Liabilities and shareholders' equity										
Personal deposits	**27,305**	**2.46**	24,343	2.18	21,861	2.47	21,390	2.69	21,420	2.96
Deposit-taking institutions	**9,916**	**3.44**	6,549	2.74	5,789	1.73	5,488	1.80	6,421	2.14
Other deposits	**26,972**	**3.40**	26,198	2.36	22,536	2.05	21,326	2.70	21,083	2.34
	64,193	**3.01**	57,090	2.32	50,186	2.20	48,204	2.60	48,924	2.58
Subordinated debentures	**1,592**	**5.67**	1,565	6.38	1,469	6.71	1,553	6.77	1,623	6.77
Obligations other than deposits	**25,402**	**2.55**	20,365	1.93	12,826	2.66	10,363	1.87	9,257	0.86
Interest-bearing liabilities	**91,187**	**2.85**	79,020	1.96	64,481	1.87	60,120	2.15	59,804	1.87
Other liabilities	**10,449**	**–**	7,411	–	10,070	–	7,670	–	5,522	–
Shareholders' equity	**4,637**	**–**	4,471	–	4,121	–	4,020	–	3,966	–
Liabilities and shareholders' equity	**106,273**	**2.45**	90,902	1.71	78,672	1.53	71,810	1.80	69,292	1.61
Gross margin		**1.33**		1.68		1.81		1.91		2.13

(1) See "Financial Reporting Method" on page 13.

Additional Financial Information

Table 8 | Deposits

As at October 31
(millions of dollars)

	2006		2005		2004		2003		2002	
	$	%	$	%	$	%	$	%	$	%
Personal	**29,164**	**40.5**	26,385	42.4	24,008	44.9	24,110	46.9	22,607	43.7
Commercial	**18,069**	**25.1**	17,018	27.4	14,419	27.0	14,668	28.5	13,882	26.9
Purchased funds	**24,756**	**34.4**	18,816	30.2	15,005	28.1	12,685	24.6	15,201	29.4
Total	**71,989**	**100.0**	62,219	100.0	53,432	100.0	51,463	100.0	51,690	100.0
Domestic	**61,982**	**86.1**	55,765	89.6	45,636	85.4	43,809	85.1	40,959	79.2
International										
– United States	**1,851**	**2.6**	540	0.9	957	1.8	877	1.7	2,814	5.5
– Other	**8,156**	**11.3**	5,914	9.5	6,839	12.8	6,777	13.2	7,917	15.3
Total	**71,989**	**100.0**	62,219	100.0	53,432	100.0	51,463	100.0	51,690	100.0
Personal deposits as a percentage of total assets		**25.0**		24.4		27.1		28.4		29.7

Table 9 | Sources of Regulatory Capital

As at October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Regulatory capital at beginning	**5,925**	5,319	5,369	5,294	5,876
Internally generated capital					
Net income	**871**	855	725	624	429
Other amounts affecting retained earnings	**–**	–	(1)	(4)	(2)
Dividends on common and preferred shares	**(341)**	(312)	(266)	(218)	(195)
	530	543	458	402	232
External financing					
Eligible subordinated debentures[1]	**347**	194	(29)	(87)	(71)
Preferred shares	**–**	25	–	75	(192)
Innovative instruments included in Tier 1 capital	**207**	(11)	(31)	(71)	(10)
Common shares	**54**	65	47	28	53
Repurchase of common shares	**(309)**	(224)	(382)	(298)	(306)
Non-controlling interest in subsidiaries	**(123)**	128	3	(17)	9
	176	177	(392)	(370)	(517)
Other					
Unrealized foreign exchange losses, net	**(66)**	(16)	(16)	(11)	(2)
Other[2]	**42**	(98)	(100)	54	(295)
	(24)	(114)	(116)	43	(297)
Regulatory capital generated (used)	**682**	606	(50)	75	(582)
Regulatory capital at end	**6,607**	5,925	5,319	5,369	5,294

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) Represents the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill, investments in companies subject to significant influence and amounts related to securitizations.

Additional Financial Information

Table 10 | Regulatory Capital and Capital Ratios

As at October 31
(millions of dollars)
(in accordance with BIS guidelines)

	2006	2005	2004	2003	2002
Tier 1 capital					
Common shareholders' equity	**4,386**	4,190	3,829	3,722	3,601
Non-cumulative permanent preferred shares	**400**	400	375	375	300
Innovative instruments	**562**	355	365	396	467
Non-controlling interest	**9**	132	5	2	19
Less: goodwill	**(683)**	(662)	(662)	(660)	(661)
	4,674	4,415	3,912	3,835	3,726
Tier 2 capital					
Subordinated debentures[1]	**1,949**	1,602	1,408	1,437	1,524
General allowance for credit risk	**308**	308	350	350	341
	2,257	1,910	1,758	1,787	1,865
Less: investments in companies subject to significant influence	**(289)**	(360)	(296)	(174)	(181)
Less: first loss protection	**(35)**	(40)	(55)	(79)	(116)
Total capital	**6,607**	5,925	5,319	5,369	5,294
Regulatory capital ratios					
Tier 1 capital ratio	**9.9%**	9.6%	9.6%	9.6%	9.6%
Total capital ratio[1]	**14.0%**	12.8%	13.0%	13.4%	13.6%
Tangible common equity ratio	**7.33%**	7.37%	7.02%	6.78 %	6.59 %
Assets-to-capital multiple[2]	**19.3**	20.0	16.8	15.9	14.5

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined by capital adequacy requirements.

Table 11 | Risk-Weighted Assets

As at October 31
(millions of dollars)

	2006 Balance sheet balance	2006 Risk-weighted balance	2005 Risk-weighted balance	2004 Risk-weighted balance	2003 Risk-weighted balance	2002 Risk-weighted balance
Balance sheet assets						
Cash resources	**10,879**	**2,077**	1 306	1,070	1,363	1,421
Securities	**38,678**	**2,083**	2,269	2,317	2,688	2,336
Mortgage loans	**16,570**	**5,647**	5,121	5,420	4,634	3,971
Other loans	**37,785**	**21,727**	21,903	18,849	18,360	19,478
Other assets	**12,973**	**5,549**	5,650	4,876	5,692	5,117
		37,083	36,249	32,532	32,737	32,323
General allowance for credit risk		**308**	308	350	350	341
Total balance sheet assets	**116,885**	**37,391**	36,557	32,882	33,087	32,664
Off-balance sheet assets						
Letters of guarantee and documentary credit		**1,096**	1,033	874	606	751
Commitments to extend credit		**5,085**	4,731	4,431	4,075	3,872
Interest rate contracts		**122**	110	129	100	161
Foreign exchange contracts		**234**	220	166	230	221
Equity and commodity contracts		**499**	418	309	256	161
Total off-balance sheet assets		**7,036**	6,512	5,909	5,267	5,166
Market risk items		**2 871**	3,168	2,032	1,707	1,148
		47,298	46,237	40,823	40,061	38,978

Additional Financial Information

Table 12 | Assets under Administration and Assets under Management

As at October 31
(millions of dollars)

	National Bank Trust	National Bank Financial	National Bank Securities	Altamira	Natcan Investment Management	National Bank Direct Brokerage	Bank excluding subsidiaries	2006	2005
Assets under administration									
Institutional	47,841	11,464	–	–	–	–	–	**59,305**	68,029
Personal	–	89,069	–	–	–	9,703	–	**98,772**	87,551
Mutual funds	12,986	–	8,070	3,837	–	–	–	**24,893**	23,010
Mortgage loans sold to third parties	–	–	–	–	–	–	5,761	**5,761**	5,132
Total assets under administration	60,827	100,533	8,070	3,837	–	9,703	5,761	**188,731**	183,722
Assets under management									
Personal	5,081	–	–	–	–	–	–	**5,081**	4,358
Managed portfolios	–	3,366	–	–	15,371	–	–	**18,737**	18,117
Mutual funds	–	–	–	–	16,200	–	–	**16,200**	14,935
Total assets under management	5,081	3,366	–	–	31,571	–	–	**40,018**	37,410
Total assets under administration/management – 2006	65,908	103,899	8,070	3,837	31,571	9,703	5,761	**228,749**	221,132
Total assets under administration/management – 2005	74,912	90,609	7,448	3,709	30,636	8,686	5,132		

Table 13 | Allocation of Loans by Borrower Category

As at September 30
(millions of dollars)

	2006		2005		2004		2003		2002	
	$	%	$	%	$	%	$	%	$	%
Personal[1]	**11,205**	**23.5**	9,647	20.2	7,704	18.4	5,947	15.3	5,859	15.3
Residential mortgage	**14,957**	**31.3**	15,929	33.3	15,272	36.4	13,753	35.5	12,548	32.8
Non-residential mortgage	**1,322**	**2.8**	1,186	2.5	1,042	2.5	911	2.4	836	2.2
Agricultural	**1,847**	**3.9**	1,796	3.8	1,686	4.0	1,653	4.3	1,486	3.9
Financial institutions	**5,056**	**10.6**	3,353	7.0	2,415	5.8	1,277	3.3	1,583	4.1
Manufacturing	**2,047**	**4.3**	2,249	4.7	2,458	5.9	3,282	8.5	5,050	13.2
Construction and real estate	**1,226**	**2.6**	1,277	2.7	1,247	3.0	1,291	3.3	1,707	4.5
Transportation and communications	**475**	**1.0**	442	0.9	453	1.1	515	1.3	632	1.6
Mines, quarries and energy	**1,223**	**2.6**	787	1.6	763	1.8	774	2.0	601	1.6
Forestry	**166**	**0.3**	174	0.4	185	0.4	264	0.7	252	0.7
Government	**1,023**	**2.1**	1,237	2.6	1,080	2.6	1,286	3.3	921	2.4
Wholesale	**533**	**1.1**	592	1.2	612	1.5	558	1.4	807	2.1
Retail	**1,119**	**2.3**	1,137	2.4	1,108	2.6	1,296	3.3	1,281	3.3
Services	**3,678**	**7.7**	6,372	13.3	4,774	11.4	4,059	10.5	3,518	9.2
Other	**1,848**	**3.9**	1,659	3.4	1,101	2.6	1,912	4.9	1,169	3.1
	47,725	**100.0**	47,837	100.0	41,900	100.0	38,778	100.0	38,250	100.0

(1) Including consumer loans, credit card loans and other personal loans

Additional Financial Information

Table 14 | Impaired Loans

As at October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Private impaired loans, net					
Personal(1)	31	25	16	16	62
Commercial	63	55	82	98	99
Corporate	20	27	49	107	36
Real estate	–	8	11	25	44
Other	2	2	2	2	3
Total impaired loans, net(2)	116	117	160	248	244
Impaired loans, designated countries	–	–	–	3	2
Total impaired loans, net	116	117	160	251	246
Impaired loans, gross	234	260	388	476	503
Allowance for credit losses	118	143	228	225	257
Impaired loans, net	116	117	160	251	246
Provisioning rate	50.4%	55.0%	58.8%	47.3%	51.1%
As a percentage of net loans and acceptances	0.2%	0.3%	0.4%	0.6%	0.6%
As a percentage of common shareholders' equity	2.6%	2.8%	4.2%	6.7%	6.8%

(1) Including $20 million of net consumer loans in 2006 (2005: $17 million; 2004: $14 million; 2003: $16 million; 2002: $22 million)

(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Table 15 | Trading Activities (VaR)

Global VaR by risk category(1)
Year ended October 31
(millions of dollars)

				2006	2005
	Low	High	Average	At end	At end
Interest rate	(1.8)	(8.2)	(4.5)	(4.1)	(3.5)
Foreign exchange	(0.5)	(2.8)	(1.4)	(1.2)	(0.9)
Equity	(2.3)	(6.7)	(4.2)	(4.1)	(5.1)
Commodity contracts	(0.5)	(2.3)	(1.1)	(1.5)	(0.6)
Correlation effect(2)	1.2	9.8	5.2	5.1	5.0
Global VaR	(3.9)	(10.2)	(6.0)	(5.8)	(5.1)

(1) Amounts are shown before income taxes and represent one-day VaR.

(2) The correlation effect results from diversification across risk types.

Table 16 | Daily Trading Revenues

(millions of dollars)


Daily Trading Revenues
VaR (CAD)
20
15
10
5
0
(5)
(10)
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
April-06
May-06
June-06
July-06
Aug-06
Sept-06
Oct-06

Glossary of Financial Terms

Acceptance: Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

Assets under administration: Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management: Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

Basis point: Unit of measure equal to one one-hundredth of a percentage point (0.01%).

Hedging: A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

Master netting agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net interest income: Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

Net interest margin: Net interest income as a percentage of average assets.

Percentage point: Unit of measure equal to 1%.

Return on common shareholders' equity (or ROE): Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting: Process by which risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements: Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securities sold under repurchase agreements: Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Consolidated Financial Statements

Table of contents





Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information contained in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* (Canada) with respect to the protection of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were granted full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Réal Raymond
President and
Chief Executive Officer

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, Canada, November 30, 2006

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Montreal, Canada, November 30, 2006

Consolidated Statement of Income

Year ended October 31

(millions of dollars)	Note	2006	2005
Interest income			
Loans		2,648	2,122
Securities		960	739
Deposits with financial institutions		314	193
		3,922	3,054
Interest expense			
Deposits		1,877	1,109
Subordinated debentures		90	100
Other		663	404
		2,630	1,613
Net interest income		1,292	1,441
Other income			
Financial market fees		629	682
Deposit and payment service charges		208	201
Trading revenues		317	192
Gains on investment account securities, net		180	91
Card service revenues		61	63
Lending fees		251	246
Acceptances, letters of credit and guarantee		68	61
Securitization revenues	6	175	194
Foreign exchange revenues		98	76
Trust services and mutual funds		324	281
Other		242	175
		2,553	2,262
Total revenues		3,845	3,703
Provision for credit losses	5	77	33
Operating expenses			
Salaries and staff benefits		1,479	1,451
Occupancy		164	160
Technology		387	380
Communications		74	81
Professional fees		145	136
Other		339	291
		2,588	2,499
Income before income taxes and non-controlling interest		1,180	1,171
Income taxes	18	277	291
		903	880
Non-controlling interest		32	25
Net income		871	855
Dividends on preferred shares	16	21	26
Net income available to common shareholders		850	829
Average number of common shares outstanding (thousands)	19		
Basic		162,851	166,382
Diluted		165,549	168,964
Earnings per common share (dollars)	19		
Basic		5.22	4.98
Diluted		5.13	4.90
Dividends per common share (dollars)	16	1.96	1.72

Consolidated Balance Sheet

As at October 31

(millions of dollars)	Note	2006	2005
ASSETS			
Cash		268	227
Deposits with financial institutions		10,611	10,087
Securities			
Investment account	3	6,814	6,869
Trading account	3	31,864	26,183
		38,678	33,052
Securities purchased under reverse repurchase agreements		7,592	7,023
Loans	4, 5 and 6		
Residential mortgage		15,230	15,677
Personal and credit card		11,280	9,796
Business and government		20,679	19,047
		47,189	44,520
Allowance for credit losses		(426)	(451)
		46,763	44,069
Other			
Customers' liability under acceptances		3,725	3,242
Fair value of trading derivative financial instruments	21	2,269	2,390
Premises and equipment	8	383	355
Goodwill	9	683	662
Intangible assets	9	177	178
Other assets	10	5,736	6,685
		12,973	13,512
		116,885	107,970
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	11		
Personal		29,164	26,385
Business and government		33,998	29,878
Deposit-taking institutions		8,602	5,956
Deposit from NBC Capital Trust		225	–
		71,989	62,219
Other			
Acceptances		3,725	3,242
Obligations related to securities sold short		15,621	15,504
Securities sold under repurchase agreements		9,517	12,915
Fair value of trading derivative financial instruments	21	1,646	1,846
Other liabilities	12	7,574	6,058
		38,083	39,565
Subordinated debentures	13	1,449	1,102
Non-controlling interest	14	576	487
Shareholders' equity			
Preferred shares	16	400	400
Common shares	16	1,566	1,565
Contributed surplus		21	13
Unrealized foreign currency translation adjustments		(92)	(26)
Retained earnings		2,893	2,645
		4,788	4,597
		116,885	107,970

Réal Raymond
President and Chief Executive Officer

Pierre Bourgie
Director

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31

(millions of dollars)	Note	2006	2005
Preferred shares at beginning		400	375
Issuance of preferred shares, Series 16		–	200
Redemption of preferred shares, Series 13, for cancellation		–	(175)
Preferred shares at end	16	400	400
Common shares at beginning		1,565	1,545
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		15	12
Stock Option Plan		35	46
Repurchase of common shares for cancellation		(48)	(39)
Impact of shares acquired or sold for trading purposes		(1)	1
Common shares at end	16	1,566	1,565
Contributed surplus at beginning		13	7
Stock option expense	17	12	6
Stock options exercised		(4)	–
Contributed surplus at end		21	13
Unrealized foreign currency translation adjustments at beginning		(26)	(10)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes		(66)	(16)
Unrealized foreign currency translation adjustments at end		(92)	(26)
Retained earnings at beginning		2,645	2,287
Net income		871	855
Impact of initial adoption of AcG-15		–	1
Dividends			
Preferred shares	16	(21)	(26)
Common shares	16	(320)	(286)
Premium paid on common shares repurchased for cancellation	16	(261)	(185)
Other adjustments, net of income taxes		(21)	(1)
Retained earnings at end		2,893	2,645
Shareholders' equity		4,788	4,597

Consolidated Statement of Cash Flows

Year ended October 31

(millions of dollars)	2006	2005
Cash flows from operating activities		
Net income	871	855
Adjustments for:		
Provision for credit losses	77	33
Amortization of premises and equipment	69	63
Future income taxes	21	(31)
Translation adjustment on foreign currency subordinated debentures	(3)	(11)
Gains on sale of investment account securities, net	(180)	(91)
Gains on asset securitizations and other transfers of receivables, net	(98)	(124)
Stock option expense	12	6
Change in interest payable	185	(73)
Change in interest and dividends receivable	(45)	11
Change in income taxes payable	33	6
Change in net fair value amounts on trading derivative financial instruments	(79)	(195)
Change in trading account securities	(5,681)	(5,622)
Change in other items	2,415	(2,144)
	(2,403)	(7,317)
Cash flows from financing activities		
Change in deposits	9,545	8,492
Issuance of deposit to NBC Capital Trust	225	-
Issuance of subordinated debentures	500	350
Repurchase of subordinated debentures	(150)	(350)
Issuance of common shares	50	58
Issuance of preferred shares	-	200
Repurchase of common shares for cancellation	(309)	(224)
Repurchase of preferred shares for cancellation	-	(175)
Dividends paid on common shares	(311)	(278)
Dividends paid on preferred shares	(21)	(27)
Change in obligations related to securities sold short	117	5,300
Change in securities sold under repurchase agreements	(3,398)	4,733
Change in other items	(78)	(19)
	6,170	18,060
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	4,028	(3,594)
Change in loans (excluding securitization)	(5,092)	(6,559)
Proceeds from securitization of new assets and other transfers of receivables	2,321	3,069
Maturity of securitized assets	-	(706)
Purchases of investment account securities	(24,630)	(14,052)
Sales of investment account securities	24,865	14,768
Change in securities purchased under reverse repurchase agreements	(569)	(2,527)
Consolidation of assets on initial adoption of AcG-15	-	(132)
Net acquisitions of premises and equipment	(97)	(67)
	826	(9,800)
Increase in cash and cash equivalents	4,593	943
Cash and cash equivalents at beginning	6,276	5,333
Cash and cash equivalents at end	10,869	6,276
Cash and cash equivalents		
Cash	268	227
Deposits with financial institutions	10,611	10,087
Less: amount pledged as collateral	(10)	(4,038)
	10,869	6,276
Supplementary information		
Interest paid	2,445	1,686
Income taxes paid during the year	217	243

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with Section 308(4) of the *Bank Act* (Canada), which states that the Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 27.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect assets and liabilities, income and other related information. The most significant assets and liabilities subject to estimates and assumptions by Management are the allowance for credit losses, fair value financial instruments, the valuation of investment account securities, asset securitization, goodwill and intangible assets, pension plans and other employee future benefits, income taxes, the provision for contingencies and variable interest entities ("VIEs"). If actual results differ from these estimates, the impact is recognized in future periods.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries and VIEs where the Bank is the primary beneficiary, as defined in Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" ("AcG-15"), after elimination of intercompany transactions and balances. AcG-15 provides guidance for applying the principles in Section 1590 "Subsidiaries" of the CICA Handbook to certain entities defined as VIEs. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns or absorbs the majority of the entity's expected losses, or both.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in "Other assets" in the Consolidated Balance Sheet. The Bank's share of income (loss) from these companies is included in "Other income" in the Consolidated Statement of Income under "Other."

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control, whereby only the Bank's prorata share of assets, liabilities, revenues and expenses is consolidated.

Translation of foreign currencies

Monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies as well as all assets and liabilities of its self-sustaining branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using average exchange rates.

Translation gains and losses arising from the translation of the financial statements of self-sustaining branches and subsidiaries, including the related impact of hedging and income taxes, are recorded in "Unrealized foreign currency translation adjustments" in the Consolidated Balance Sheet. Translation gains and losses arising from operations in integrated branches and subsidiaries are included in the Consolidated Statement of Income.

Cash and deposits with financial institutions

Cash and deposits with financial institutions consist of cash and cash equivalents. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, including net receivables related to cheques and other items in the clearing process, as well as the net amount of cheques and other items in transit.

Securities

Securities are held, depending on Management's intentions, in the investment or trading account. The Bank records securities transactions on a trade date basis.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions favour other types of investment. Equity securities are stated at acquisition cost if the Bank does not exercise a significant influence over the investee. Debt securities are stated at unamortized acquisition cost, and any premiums or discounts are amortized using the effective yield method over the period to maturity or disposal of the security. Dividend and interest income as well as the amortization of premiums and discounts are recorded in "Interest income." Gains or losses realized on the disposal of securities, determined using the average cost method, are recorded in "Other income."

Investment account securities are valued periodically to determine whether there is an objective indication of an other-than-temporary impairment in value. When making this valuation, the Bank takes into account the duration and the materiality of the impairment in relation to the carrying value, the financial condition and near-term prospects of the issuer as well as the Bank's ability and intent to hold the investment until it recovers

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

its carrying value. If there is an objective indication of an other-than-temporary impairment, the carrying value of the investment account securities will be adjusted to reflect its net realizable value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income.

Trading account securities, generally purchased for resale in the short term, are presented at fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities or using other methods. Dividend and interest income are recorded in "Interest income." Realized and unrealized gains or losses on these securities are recorded in "Other income."

Securities purchased under reverse repurchase agreements and sold under repurchase agreements
The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

Loans
A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is reduced to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded to "Provision for credit losses." For any subsequent change in their fair value, gains and losses are recognized under "Other income" in the Consolidated Statement of Income. Gains must not exceed losses of value recognized after the foreclosure date. Revenue generated by foreclosed assets as well as operating expenses are recognized in the Consolidated Statement of Income as "Other income" under "Other."

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses." Subsequent to the date of foreclosure, these assets are recorded as premises and equipment and are subjet to the same accounting rules.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. If there is a reasonable expectation that a commitment will result in a loan, commitment fees are amortized to interest income over the term of the loan; otherwise, they are included in "Other income" over the term of the commitment. Loan syndication fees are recorded to "Other income," unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan. Certain mortgage loan prepayment fees are recognized in the Consolidated Statement of Income under "Lending fees" when earned.

Allowance for credit losses
The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. This allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative instruments, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

The allocated general allowance for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios determined through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization

The Bank securitizes residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to qualifying special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Gains and losses on securitization transactions are recognized in income on the transaction date.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are carried in the Consolidated Statement of Income under "Securitization revenues." Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of expected future cash flows based on assumptions regarding credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues."

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities."

Acceptances and customers' liability under acceptances

The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

Premises and equipment

Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) Straight-line
(b) Diminishing balance
(c) Over the lease term plus the first renewal option

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

Goodwill

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment has been determined.

Intangible assets

The intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets. They are mainly composed of management contracts and are recorded at fair value at the time of acquisition. Since these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined. Intangible assets with finite useful lives are amortized over their useful lives. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to income.

Obligations related to securities sold short

These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded as liabilities at fair value; obligations related to securities that are used as hedges are accounted for at unamortized cost. Realized and unrealized gains and losses on trading activities are recorded in "Trading revenues" in the Consolidated Statement of Income.

Gains and losses on securities sold short used for hedging purposes are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Income taxes

The Bank provides for income taxes under the asset and liability method. It determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments

Certain types of derivatives are used to meet the risk management, investment and trading needs of the Bank and its clients.

The main derivative instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forwards, options and swaps.

Trading derivatives

Derivatives used to accommodate the needs of clients and enable the Bank to generate income from its trading activities are recognized on a fair value basis. Derivatives with a positive fair value are presented as assets, and derivatives with a negative fair value as liabilities, in the Consolidated Balance Sheet. Realized and unrealized gains and losses on trading activities are recorded in "Other income" in the Consolidated Statement of Income.

Non-trading derivatives

The Bank also uses derivative instruments in its own risk management and investment activities.

Derivative instruments used to manage the Bank's own risks, in particular interest and exchange rate risks, are recorded using hedge accounting, when appropriate. Non-trading derivatives that do not qualify for hedge accounting are carried at fair value in assets or liabilities. Realized and unrealized gains and losses on these non-trading derivatives are recorded in "Other income" in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

Hedge accounting

Documentation

The Bank prepares formal documentation for all hedging relationships which identifies the hedging derivative and the specific asset or liability or cash flow being hedged. It also documents the risk management objective and strategy used for all hedging activities. The Bank also systematically determines, at inception of the hedge and over the term of the hedging relationship, whether changes in the fair value or cash flows of the hedged item can be effectively offset by changes in the fair value or cash flows of the hedging derivative.

Recognition

When the derivative is designated and deemed effective as a fair value or cash flow hedge, the related gains and losses are recorded in "Other income" in the Consolidated Statement of Income at the same time as the gains and losses on the assets or liabilities hedged.

Discontinuance of hedge accounting

Realized and unrealized gains and losses on terminated derivatives or derivatives that have ceased to be effective before they expire are presented with assets or liabilities in the Consolidated Balance Sheet and recognized in "Other income" in the Consolidated Statement of Income, in the period during which the underlying hedged item is recognized. Should the derivative once again qualify for hedge accounting, any fair value already presented in the Consolidated Balance Sheet will be amortized to "Other income" over the remaining term of the hedged item. If a designated hedged item is sold, terminated or expires before the related derivative expires, any realized or unrealized gain or loss on the derivative is recognized in "Other income" in the Consolidated Statement of Income.

Equity-linked deposit contracts

The Bank recognizes the fair value of certain deposit obligations that vary according to the performance of certain securities or equity indexes and entitle investors, after a predetermined period, to receive a given percentage of their capital or a variable amount, whichever is greater, based on the performance of an equity index or shares. Future fluctuations in fair value are reflected in the Consolidated Statement of Income as they arise.

Insurance revenues and expenses

Premiums less claims and changes in actuarial liabilities are reflected in "Other income." Income from securities held by the insurance subsidiaries is included in "Interest income" in the Consolidated Statement of Income. Amortization of deferred gains and losses on the disposal of securities is included in "Other income." Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management

The Bank administers and manages assets that are owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in "Other income" as the services are provided.

Employee future benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

The Bank records its benefit obligation under employee pension plans and the related costs, net of plan assets.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension and post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value, while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization over the average remaining service lives of employees of actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in "Other assets" in the Consolidated Balance Sheet, while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in "Other liabilities."

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

1 | **Summary of Significant Accounting Policies (cont.)**

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans

The Bank has several stock-based compensation plans: the Stock Option Plan, the Stock Appreciation Rights (SAR) Plan, the Deferred Stock Unit (DSU) Plan, the Restricted Stock Unit (RSU) Plan, the Deferred Compensation Plan of National Bank Financial and the Employee Share Ownership Plan.

These plans are described in detail in Note 17 to the consolidated financial statements.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model. This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in compensation expense and contributed surplus. When the options are exercised, the contributed surplus is credited to common share paid-up capital. The proceeds received from the employees when these options are exercised are also credited to common share paid-up capital.

SARs are recorded at intrinsic value by measuring, on an ongoing basis and until the SARs are exercised, the excess of the price of the Bank's common stock over the exercise price of the option. The obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and the corresponding amount is included in "Other liabilities." When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. When a SAR is exercised, the Bank makes a cash payment equal to the increase in the stock price since the date of the award.

The obligation that results from the award of a DSU is generally recognized in income on a straight-line basis over the vesting period, and a corresponding amount is included in "Other liabilities." The compensation expense for the other plans is recognized in income in the period in which the corresponding services are received. The change in the obligation attributable to variations in the stock price and dividends paid on common shares for these plans is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. On the redemption date, the Bank makes a cash payment equal to the value of the common shares on that date.

The Bank uses derivative instruments to hedge the risks associated with some of these plans. The compensation expense for these plans is recognized, net of related hedges, in the Consolidated Statement of Income.

The Bank's contributions to the Employee Share Ownership Plan are expensed as incurred.

Recent accounting standards adopted

No new accounting standard was adopted in fiscal 2006.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2006.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | Accounting Standards Pending Adoption

In January 2005, the CICA issued three new accounting standards: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The significant accounting policies relating to financial instruments that the Bank will apply effective November 1, 2006 are summarized below.

Measurement

The new accounting standards for financial instruments require that all financial assets and liabilities be classified according to their characteristics, management's intention, or the choice of category in certain circumstances. All financial assets must be classified as either held for trading, held to maturity, available for sale or as loans and receivables. Financial liabilities must be classified as held for trading or not held for trading.

When they are initially recognized, all financial assets and liabilities will be recorded at fair value on the Consolidated Balance Sheet. In subsequent periods, financial instruments will be valued at fair value, except for items that are classified in the following categories, which will be measured at amortized cost: loans and receivables, securities held to maturity and financial liabilities not held for trading purposes. Securities classified as held to maturity and as available for sale will be measured periodically to determine whether an objective indication of impairment exists. If such evidence exists, the carrying amount of the securities will be adjusted to its fair value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income. Finally, obligations related to securities sold short as well as all derivatives, including embedded derivatives that have to be accounted for separately, will be recorded at fair value on the Consolidated Balance Sheet.

In the case of financial assets or liabilities classified as held for trading, all transaction costs directly attributable to the acquisition or issuance of these financial instruments will be recorded in the Consolidated Statement of Income when initially recognized. In the case of financial assets or liabilities that are not classified as held for trading, the transaction costs will be added to the value of the financial instrument and will be amortized, if applicable, using the effective interest rate method.

The standard also allows any financial instrument to be irrevocably designated as held for trading when it is first recognized ("fair value option"); as a result, it will be measured at fair value with the gains and losses being recognized in the Consolidated Statement of Income during the period in which they arise. The Superintendent issued guidelines limiting the circumstances under which this option may be used. The Bank plans on using this option, among others, if, in accordance with a documented risk management strategy, doing so allows the Bank to eliminate or significantly reduce a measurement or recognition inconsistency, and if the fair values are reliable.

Recognition of Financial Assets and Liabilities

Securities

Securities will be classified as securities held for trading, held to maturity, or available for sale. The Bank will continue to recognize securities transactions on the trade date.

Held for trading

Trading account securities will continue to be recognized at their fair value, and the realized and unrealized gains and losses will be recorded in the Consolidated Statement of Income.

Held to maturity

Securities held to maturity are financial assets for which the Bank would have the positive intention and ability to hold to maturity. The Bank does not plan on classifying securities in this category.

Available for sale

Securities that will not be classified as held for trading or held to maturity will be classified as available for sale. These securities will be recognized at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which will be recognized at cost.

Unrealized gains and losses related to securities available for sale will be recognized, net of income taxes, and as long as they are not hedged by derivative products under a fair-value hedging relationship, in "Accumulated other comprehensive income." Upon the disposal or recognized impairment of these securities, these gains or losses will be reclassified in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | Accounting Standards Pending Adoption (cont.)

Deposits with financial institutions, securities purchased under reverse repurchase agreements or securities sold under repurchase agreements, loans, deposits and subordinated debentures

These financial instruments will continue to be recorded at amortized cost using the effective interest rate method.

Embedded derivatives

An embedded derivative is a component of a financial instrument or another contract, the characteristics of which are similar to a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument that has a host contract and an embedded derivative.

The new accounting standard requires an embedded derivative to be accounted for separately if, and only if, the following three conditions are met: the characteristics and the economic risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that satisfies the definition of a derivative, and the hybrid contract is not recorded at fair value.

The Bank selected November 1, 2002 as its transition date for embedded derivatives.

Establishing fair value

Fair value is the amount at which a financial instrument – which is quoted on an active market with an exchange, dealer, broker, industry group, or pricing service – could be exchanged between willing, unrelated parties on an open market. When a financial instrument is initially recognized, its fair value is generally the value of the consideration paid or received. In cases where the fair value is not quoted on an active market, fair value can be established by comparing the instrument to observable market transactions involving an identical instrument, without modification or repackaging, or is based on a valuation technique whose variables include observable market data.

Subsequent to the initial recognition, the fair value of a financial asset quoted on an active market is generally the bid price and, for a financial liability quoted on an active market, the fair value is generally the ask price. If a financial instrument's market is not active, fair value is established using valuation techniques that rely on observable market data. These valuation techniques include, among others, the use of available observable information on similar transactions, discounted cash flow analysis, option pricing models, and other valuation methods commonly used by market participants.

Securities

The fair value of securities is based on quoted market prices. In the absence of an organized market, fair value is established using the quoted market prices of similar securities.

Derivative financial instruments

The fair value of derivative financial instruments is determined without taking into consideration master netting agreements. When available, quoted market prices are used to determine the fair value of derivative financial instruments. Otherwise, fair value is determined using pricing models that consider current market prices and the contractual prices of underlying instruments, the time value of money, yield curves, volatility and credit risk factors.

Hedges

The Bank uses derivative financial instruments as part of its risk management activities. When hedge accounting is appropriate, the hedging relationship is designated a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge

In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the gains or losses attributable to the hedged risk, which are carried to "Other income" in the Consolidated Statement of Income. The change in the fair value of the hedging item will be carried to "Other income" in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies as an effective hedge or if the hedging item is terminated or sold. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative fair value adjustments to the carrying amount of the hedged item are amortized using the effective interest rate method and presented in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative fair value adjustments to the carrying amount of the hedged item are immediately carried to "Other income" in the Consolidated Statement of Income.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

2 | **Accounting Standards Pending Adoption (cont.)**

Cash flow hedge
In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of the changes in fair value of the hedging item is recognized in "Accumulated other comprehensive income," whereas the ineffective portion is recognized in "Other income" in the Consolidated Statement of Income.

The amounts recognized in "Accumulated other comprehensive income" with respect to cash flow hedges are reclassified in the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

When the derivative instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in "Accumulated other comprehensive income" will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

Hedge of a net investment in a self-sustaining foreign operation
Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in "Accumulated other comprehensive income," whereas the ineffective portion is recorded in "Other income" in the Consolidated Statement of Income.

Comprehensive income

A statement entitled "Consolidated Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements. Comprehensive income consists of net income plus "Other comprehensive income." In addition to unrealized gains or losses on available-for-sale financial assets, "Other comprehensive income" will include the unrealized exchange gains or losses arising from self-sustaining foreign operations (net of hedge transactions) and the effective portion of the changes in the fair value of the cash flow hedging instruments. "Accumulated other comprehensive income" will be presented separately in shareholders' equity.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore, those financial statements will not be restated.

As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes.

The following items will specifically be recognized as an adjustment to the opening balance of retained earnings, net of income taxes:
- Deferred gains on previous disposals of securities from life insurance activities;
- Deferred amounts and the difference between the carrying amount and the fair value of derivatives or non-derivatives that no longer meet the hedging criteria;
- The difference between the carrying amount and the fair value of financial assets and liabilities designated as held for trading under the fair value option;
- The impacts of embedded derivatives;
- The ineffective portion of the gain or loss on the hedging item for cash flow and fair value hedging relationships;
- The impact of the use of the effective interest rate method to amortize transaction costs.

The following items will be recognized as an adjustment to the opening balance of "Accumulated other comprehensive income," net of income taxes:
- The difference between the carrying amount and the fair value of securities classified as available for sale;
- Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions;
- The portion of the gain or loss on the hedging item that is considered to be an effective cash flow hedge.

These transition adjustments, which will be recognized as at November 1, 2006 in opening retained earnings and in the opening balance of "Accumulated other comprehensive income," should not have a material impact on the Bank's Consolidated Balance Sheet.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

3 | Securities

Securities held are as follows:

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	**2006 Total**	2005 Total
Investment account (unamortized cost)							
Securities issued or guaranteed by							
Canada	666	1,568	58	16	112	**2,420**	2,282
Provinces	259	490	241	30	–	**1,020**	386
Municipalities or school boards	–	–	–	–	–	**–**	34
U.S. Treasury and other U.S. agencies	952	5	5	–	–	**962**	1,007
Other debt securities	107	428	273	110	191	**1,109**	1,848
Equity securities (cost)	33	169	9	17	1,075	**1,303**	1,312
Total carrying value	2,017	2,660	586	173	1,378	**6,814**	6,869
Trading account							
Securities issued or guaranteed by							
Canada	4,493	3,667	683	569	–	**9,412**	8,020
Provinces	757	2,056	1,166	1,767	–	**5,746**	4,966
Municipalities or school boards	62	167	148	59	–	**436**	470
Other debt securities	4,106	1,936	1,450	638	–	**8,130**	6,041
Equity securities	2	3	1	23	8,111	**8,140**	6,686
	9,420	7,829	3,448	3,056	8,111	**31,864**	26,183
Total carrying value of securities						**38,678**	33,052

Gross unrealized gains (losses) are as follows:

	2006				2005			
	Carrying Value	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Carrying Value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	**2,420**	**12**	**(9)**	**2,423**	2,282	26	(4)	2,304
Provinces	**1,020**	**5**	**–**	**1,025**	386	8	(3)	391
Municipalities or school boards	**–**	**–**	**–**	**–**	34	–	–	34
U.S. Treasury and other U.S. agencies	**962**	**–**	**(9)**	**953**	1,007	–	(14)	993
Other debt securities	**1,109**	**4**	**(5)**	**1,108**	1,848	6	(11)	1,843
Equity securities	**1,303**	**185**	**(57)**	**1,431**	1,312	109	(43)	1,378
Total investment account	**6,814**	**206**	**(80)**	**6,940**	6,869	149	(75)	6,943

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

4 | Loans and Impaired Loans

Loans

					2006	2005
	Term to maturity[1]					
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total gross amount	Total gross amount
Residential mortgage	7,851	2,450	4,568	361	15,230	15,677
Personal and credit card	10,194	552	466	68	11,280	9,796
Business and government	13,924	694	1,518	4,543	20,679	19,047
	31,969	3,696	6,552	4,972	47,189	44,520

(1) Based on the earlier of the contractual repricing date or maturity.

Impaired Loans

	2006			2005		
	Impaired loans			Impaired loans		
	Gross	Specific allow-ances	Net balance	Gross	Specific allow-ances	Net balance
Residential mortgage	13	2	11	10	2	8
Personal and credit card	36	16	20	35	18	17
Business and government	185	100	85	215	123	92
	234	118	116	260	143	117
General allowance[2]			(308)			(308)
Impaired loans, net of specific and general allowances			(192)			(191)

(2) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5 | Allowance for Credit Losses

The changes made to allowances during fiscal 2006 and 2005 are as follows:

	Specific allowances	General allowance	2006 Total	Specific allowances	General allowance	2005 Total
Allowances at beginning	143	308	451	228	350	578
Provision for credit losses	77	–	77	75	(42)	33
Write-offs	(166)	–	(166)	(215)	–	(215)
Recoveries	64	–	64	55	–	55
Allowances at end	118	308	426	143	308	451

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 Transfers of Receivables

Asset securitization

New securitization activities

CMHC-insured mortgage loans and credit card receivables

The Bank securitizes residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sold credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues." The table below summarizes new securitization activities for 2006 and 2005.

	2006(1)	2005	2005
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	**2,180**	1,845	795
Retained interests	**63**	79	21
Retained servicing liability	**(13)**	(11)	(4)
	2,230	1,913	812
Receivables securitized and sold	**2,200**	1,854	800
Gain before income taxes, net of transaction fees	**30**	59	12
Mortgage-backed securities created and retained included in "Securities – Investment Account"	**674**	276	–

(1) There was no new credit card receivables securitization in 2006.

Personal loans

Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totalling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding totalled $309 million as at October 31, 2006 ($309 million as at October 31, 2005) and will mature in July 2007.

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2006 and 2005 were as follows:

	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Weighted average term (months)	**30.2**	27.5	**–**	–	**14.3**	13.1
Payment rate	**–**	–	**31.9%**	31.6%	**–**	–
Prepayment rate	**20.0%**	20.0%	**–**	–	**30.0%**	30.0%
Excess spread, net of credit losses	**1.2%**	1.8%	**9.9%**	10.4%	**1.3%**	1.3%
Expected credit losses	**–**	–	**3.8%**	3.5%	**1.7%**	1.7%
Discount rate	**4.1%**	3.3%	**17.0%**	17.0%(1)	**17.0%**	17.0%(1)

(1) Since August 1, 2005 (previously 21%)

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 | **Transfers of Receivables (cont.)**

Summary of securitized assets

	2006			2005		
	Securitized assets	**Impaired loans**	**Net credit losses**	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
– insured	**5,639**(1)	**–**	**–**	4,395(1)	–	–
– other(2)	**122**	**–**	**–**	186	–	–
Credit card receivables	**1,200**	**7**	**45**	1,200	7	41
Personal loans	**125**(3)	**1**	**3**	222(3)	1	6
Total	**7,086**	**8**	**48**	6,003	8	47

(1) Includes $836 million of mortgage-backed securities created and unsold in 2006 (2005: $316 million). These securities are presented in the Consolidated Balance Sheet under "Securities – Investment account."

(2) During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust.

(3) The trust holding personal loans also holds $60 million of mortgage-backed securities created by the Bank in 2006 (2005: $87 million).

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues

	Gains (losses) on sale of assets		Servicing revenues		Other		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Mortgage loans								
– insured	**30**	59	**13**	10	**–**	–	**43**	69
– other	**–**	–	**–**	–	**2**	8	**2**	8
Credit card receivables	**67**	68	**17**	13	**41**	29	**125**	110
Personal loans	**–**	(1)	**1**	4	**4**	4	**5**	7
Total	**97**	126	**31**	27	**47**	41	**175**	194

Impact of securitization activities on certain items in the Consolidated Balance Sheet

	Investment account securities				Other liabilities	
	Retained interests		Cash deposits at a trust		Servicing liability	
	2006	2005	**2006**	2005	**2006**	2005
Mortgage loans						
– insured	**127**	125	**–**	–	**22**	19
– other	**–**	–	**20**	20	**–**	–
Credit card receivables	**29**	31	**2**	2	**6**	6
Personal loans	**1**	2	**12**	16	**1**	2
Total	**157**	158	**34**	38	**29**	27

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

6 | Transfers of Receivables (cont.)

Cash flows from securitization activities

	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Proceeds from new securitizations	**2,180**	1,845	–	795	–	–
Proceeds collected and reinvested in revolving securitizations	–	–	**3,508**	3,092	**38**	268
Cash flows from retained interests in securitizations	**71**	60	**126**	81	**6**	16

Sensitivity of key assumptions to adverse changes

As at October 31, the sensitivity of the current fair value of retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Assumptions	Insured mortgage loans		Credit card receivables		Personal loans	
	2006	2005	**2006**	2005	**2006**	2005
Prepayment rate	**20.0%**	20.0%	**31.9%**	31.6%	**30.0%**	30.0%
Impact on fair value of 10% adverse change	**$ (4.0)**	$ (4.0)	**$ (2.5)**	$ (2.6)	**–**	$ (0.1)
Impact on fair value of 20% adverse change	**$ (7.9)**	$ (7.9)	**$ (4.6)**	$ (4.8)	**–**	$ (0.1)
Excess spread, net of credit losses	**1.5%**	1.6%	**9.9%**	10.4%	**1.3%**	1.3%
Impact on fair value of 10% adverse change	**$ (12.7)**	$ (12.5)	**$ (2.8)**	$ (3.0)	**$ (0.1)**	$ (0.2)
Impact on fair value of 20% adverse change	**$ (25.4)**	$ (25.1)	**$ (5.7)**	$ (6.0)	**$ (0.2)**	$ (0.5)
Expected credit losses	**–**	–	**3.8%**	3.5%	**1.7%**	1.7%
Impact on fair value of 10% adverse change	**–**	–	**$ (1.1)**	$ (1.0)	**$ (0.1)**	$ (0.3)
Impact on fair value of 20% adverse change	**–**	–	**$ (2.2)**	$ (2.0)	**$ (0.2)**	$ (0.6)
Discount rate	**3.9%**	3.8%	**17.0%**	17.0%(1)	**17.0%**	17.0%(1)
Impact on fair value of 10% adverse change	**$ (0.6)**	$ (0.6)	**$ (0.1)**	$ (0.1)	**–**	–
Impact on fair value of 20% adverse change	**$ (1.2)**	$ (1.1)	**$ (0.2)**	$ (0.3)	**–**	–

(1) Since August 1, 2005 (previously 21%)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in the Consolidated Statement of Income under "Other income." The table below summarizes the other transfers carried out by the Bank:

	2006	2005
Net cash proceeds	**141**	429
Insured and uninsured mortgage loans sold	**140**	431
Gain (loss) before income taxes	**1**	(2)

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

7 | Variable Interest Entities

The VIEs in which the Bank holds a significant variable interest but for which it is not the primary beneficiary under AcG-15 are described below. The maximum risk of loss arising from these variable interests is primarily investments in these entities and the backstop liquidity facilities granted to them in the event of a market disruption and the fair value of the derivative contracts concluded with these entities.

Securitization entities

The Bank carries out transactions in which certain assets such as mortgage loans, credit card receivables and personal loans are sold to entities that finance their acquisition through the issuance of term bonds or commercial paper. These entities are qualifying special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are therefore exempt from the consolidation requirements under AcG-15. Asset securitization operations are described in Note 6 to the consolidated financial statements. The Bank provides backstop liquidity facilities under a commercial paper conduit program. The details of these facilities are presented in Note 20 to the consolidated financial statements. Moreover, the Bank has concluded a derivative contract with one of these special purpose entities. The fair value of this derivative is presented on the Bank's Consolidated Balance Sheet.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. These backstop liquidity facilities are presented and described in Note 20 to the consolidated financial statements. The rights to collect fees for all services rendered to this SPE are variable interests. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the SPE were $683 million as at October 31, 2006 ($1.2 billion as at October 31, 2005).

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell, to purchasers, fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The rights to collect fees as financial agent and administrator are variable interests. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $4.2 billion as at October 31, 2006 ($3.9 billion as at October 31, 2005).

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of the expected losses and/or receive the majority of the expected residual returns of these entities. As at October 31, 2006, the recorded value of the Bank's total investment was $90 million ($144 million as at October 31, 2005). The total assets of all these entities amounted to $6.4 billion ($2.6 billion as at October 31, 2005). Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 20 to the consolidated financial statements.

8 | Premises and Equipment

			2006	2005
	Cost	Accumulated amortization	Net carrying value	Net carrying value
Land	17	–	**17**	18
Buildings	189	94	**95**	99
Equipment and furniture	636	473	**163**	132
Leasehold improvements	372	264	**108**	106
	1,214	831	**383**	355
Amortization for the year			**69**	63

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

9 | Goodwill and Intangible Assets

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite lives. No impairment loss was recorded in 2006 or 2005.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2004	49	421	192	662
Acquisitions	–	–	–	–
Balance as at October 31, 2005	49	421	192	662
Acquisition of Credigy Ltd.	–	–	21	21
Balance as at October 31, 2006	**49**	**421**	**213**	**683**

Intangible assets include the following:

	Cost	Accumulated amortization	2006 Net carrying value	2005 Net carrying value
Trademarks(1)	11	–	**11**	11
Management contracts(1)	160	–	**160**	160
Other	16	10	**6**	7
Total	187	10	**177**	178

(1) Not subject to amortization

10 | Other Assets

	2006	2005
Interest and dividends receivable	**367**	322
Prepaid expenses and deferred amounts	**375**	386
Future income tax assets (Note 18)	**138**	137
Brokers' client accounts	**3,948**	5,010
Investments in companies subject to significant influence	**151**	116
Accrued benefit asset (Note 15)	**339**	353
Other	**418**	361
	5,736	6,685

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

11 Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	**2006 Total**	2005 Total
Personal	2,419	12,049	14,696	**29,164**	26,385
Business and government	9,700	6,047	18,251	**33,998**	29,878
Deposit-taking institutions	1,531	31	7,040	**8,602**	5,956
Deposit from NBC Capital Trust	–	–	225	**225**	–
	13,650	18,127	40,212	**71,989**	62,219

	Term to maturity				**2006**	2005
	Within 1 year	**1 to 2 years**	**2 to 5 years**	**Over 5 years**	**Total**	Total
Payable on demand and payable after notice						
Personal	**9,411**	**2,913**	**2,144**	**–**	**14,468**	11,858
Other	**10,141**	**324**	**584**	**6,260**	**17,309**	16,335
Total	**19,552**	**3,237**	**2,728**	**6,260**	**31,777**	28,193
Payable on a fixed date						
Personal	**7,799**	**3,223**	**3,613**	**61**	**14,696**	14,527
Other	**22,462**	**444**	**1,363**	**1,247**	**25,516**	19,499
Total	**30,261**	**3,667**	**4,976**	**1,308**	**40,212**	34,026
Total	**49,813**	**6,904**	**7,704**	**7,568**	**71,989**	62,219

Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank.

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the bankers' acceptance rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 will exercise their exchange rights.

Failure by the Bank to make payments or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits."

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26,645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by half of the sum of the applicable bankers' acceptance rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

11 | **Deposits (cont.)**

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares, Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at October 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualifies as Tier 1 capital.

12 Other Liabilities

	2006	2005
Interest and dividends payable	819	627
Income taxes payable	178	135
Future income tax liabilities (Note 18)	59	40
Trade and other payables	1,185	814
Brokers' client accounts	3,223	2,610
Accrued benefit liability (Note 15)	115	105
Insurance-related obligations	64	82
Subsidiaries' debts to third parties	886	768
Accounts payable and deferred income	317	301
Other	728	576
	7,574	6,058

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

13 Subordinated Debentures

Subordinated debentures

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2006, the Bank issued a total of $500 million of subordinated debentures under its Canadian Medium Term Note Program that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year. The Bank also redeemed a subordinated debenture in the amount of $150 million, maturing October 17, 2011.

During the fiscal year ended October 31, 2005, the Bank issued a total of $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and thereafter, quarterly to maturity at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00%. The Bank redeemed a subordinated debenture in the amount of $350 million, maturing June 7, 2010, at a rate of 6.90%. In October 2005, the Bank also converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2006	2005
October	2011	7.50%(1)	Redeemable since October 17, 2001		–	150
October	2012	6.25%(2)	Not redeemable before October 31, 2007		300	300
April	2014	5.70%(3)	Redeemable since April 16, 2004		250	250
December	2019	4.926%(4)	Not redeemable before December 22, 2014		350	350
November	2020	4.70%(5)	Redeemable since November 2, 2005		500	–
February	2087	Floating(6)	Redeemable at the Bank's option since February 28, 1993	US 44	49	52
Total					1,449	1,102

(1) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%

(2) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%

(3) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%

(4) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%

(5) Bearing interest at a rate of 4.70% until November 2, 2015, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%

(6) Bearing interest at an annual rate of 1/8% above LIBOR

The subordinated debenture maturities are as follows:

2007	–
2008	–
2009	–
2010	–
2011	–
2012 to 2016	550
2017 and thereafter	899
	1,449

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

14 | Non-Controlling Interest

	Denominated in foreign currency	2006	2005
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation(1)	US 300	337	355
Mutual funds consolidated in accordance with AcG-15		110	124
Other entities consolidated in accordance with AcG-15		117	–
Other		12	8
Total		576	487

(1) Annual dividend of 8.35% payable quarterly on March 30, June 30, September 30 and December 30. These preferred shares do not have voting rights. They are redeemable at the issuer's option as of September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share will automatically be exchanged for a new First Preferred Share, Series Z of the Bank if one of the following events occurs: (i) the Bank defaults on the dividend payment for its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) at the request of the Superintendent, in accordance with subsection 485(3) of the Bank Act *(Canada).*

15 | Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans.

A retirement plan is also offered to National Bank Financial employees. The plan provides for the payment of benefits based on length of service and final average earnings of the employees covered by the plan. National Bank Financial measures the accrued benefit obligation and the fair value of plan assets for accounting purposes on October 31 of each year. The fair value of plan assets as at October 31, 2006 was $41 million (2005: $36 million), the accrued benefit obligation was $48 million (2005: $41 million) and the accrued benefit asset was $5 million (2005: $6 million). This information is not included in the following tables.

The effective dates of the most recent actuarial valuations and those of compulsory future valuations to ensure the funded status of the funded plans are:

	Date of most recent actuarial valuation	Date of compulsory actuarial valuation
Employee pension plan	December 31, 2004	December 31, 2007
Pension plan for designated employees	December 31, 2004	December 31, 2007
Post-Retirement Allowance Program	December 31, 2005	December 31, 2008

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables describe the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | **Employee Future Benefits (cont.)**

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Accrued benefit obligation				
Balance at beginning	**1,731**	1,480	**136**	116
Current service cost	**45**	37	**5**	4
Interest cost	**97**	95	**8**	8
Employee contributions	**17**	16	**–**	–
Benefits paid	**(67)**	(64)	**(5)**	(5)
Plan amendments	**2**	24	**–**	–
Actuarial losses	**69**	143	**15**	13
Balance at end	**1,894**	1,731	**159**	136
Plan assets				
Fair value at beginning	**1,638**	1,478	**–**	–
Actual return on plan assets	**175**	162	**–**	–
Bank contributions	**45**	46	**–**	–
Employee contributions	**17**	16	**–**	–
Benefits paid	**(67)**	(64)	**–**	–
Fair value at end	**1,808**	1,638	**–**	–
Funded status – plan deficit	**(86)**	(93)	**(159)**	(136)
Unamortized net actuarial losses	**393**	412	**44**	31
Unamortized past service costs	**32**	34	**–**	–
Accrued benefit asset (liability) at end	**339**	353	**(115)**	(105)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Accrued benefit asset included in "Other assets"	**339**	353	**–**	–
Accrued benefit liability included in "Other liabilities"	**–**	–	**(115)**	(105)
Net amount recorded as at October 31	**339**	353	**(115)**	(105)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2006	2005
Fair value of plan assets	**1,707**	1,541
Accrued benefit obligation	**1,821**	1,664
Funded status – plan deficit	**(114)**	(123)

As at October 31, plan assets consist of:

	2006	2005
	%	%
Asset category		
Money market	**5**	7
Bonds	**31**	27
Equities	**56**	54
Other	**8**	12
	100	100

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | **Employee Future Benefits (cont.)**

Plan assets include investment securities issued by the Bank. As at October 31, 2006, these investments totalled $129 million (2005: $128 million).

In fiscal 2006, the Bank and its subsidiaries received close to $4 million (2005: $5 million) in management fees for related management, administration and custodial services.

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
Current service cost	**45**	37	**5**	4
Interest cost	**97**	95	**8**	8
Actual return on plan assets	**(175)**	(162)	**-**	-
Actuarial losses on obligation	**69**	143	**15**	13
Plan amendments	**2**	24	**-**	-
Curtailment and settlement loss	**-**	-	**-**	-
Expense before adjustments to recognize the long-term nature of employee future benefits	**38**	137	**28**	25
Difference between expected return and actual return on plan assets for year	**66**	59	**-**	-
Difference between actuarial gains recognized for year and actual actuarial gains on accrued benefit obligation for year	**(47)**	(125)	**(13)**	(12)
Difference between amortization of past service costs for year and actual plan amendments for year	**2**	(20)	**-**	-
Defined benefit expense	**59**	51	**15**	13

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2006	2005	**2006**	2005
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**5.25**	5.50	**5.50**	5.75
Rate of compensation increase	**3.50**	3.50	**3.50**	3.50
Defined benefit expense for years ended October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Expected long-term rate of return on plan assets	**7.00**	7.25	**-**	-
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00

For measurement purposes, a 7.5% annual rate of increase (2005: 6.9%) in the per capita cost of covered healthcare benefits was assumed for 2006. The rate was assumed to decrease gradually to reach 5.5% in 2010 and remain at that level thereafter.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

15 | Employee Future Benefits (cont.)

Sensitivity of key assumptions in 2006

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	69	8
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	–	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	15	4

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	6	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	22	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(17)	(3)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2006	2005
Bank pension benefit plan contributions	**45**	46
Benefits paid under other benefit plans	**5**	5

16 | Capital Stock

Authorized

First preferred shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares

15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

			2006	
Shares outstanding and dividends declared		**Shares**		**Dividends**
	Number of shares	**$**	**$**	**Per share**
First Preferred Shares				
Series 15	**8,000,000**	**200**	**12**	**1.4625**
Series 16	**8,000,000**	**200**	**9**	**1.2125**
Preferred shares and dividends	**16,000,000**	**400**	**21**	
Common shares at beginning	**165,334,902**	**1,565**		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	**249,298**	**15**		
Stock Option Plan	**1,074,308**	**35**		
Repurchase of common shares	**(5,055,520)**	**(48)**		
Impact of shares purchased or sold for trading	**(90,637)**	**(1)**		
Common shares at end and dividends	**161,512,351**	**1,566**	**320**	**1.9600**
Total dividends			**341**	

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

16 | Capital Stock (cont.)

Shares outstanding and dividends declared			2005	
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 13	–	–	8	1.2000
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	6	0.8089
Preferred shares and dividends	16,000,000	400	26	
Common shares at beginning	167,430,253	1,545		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	239,374	12		
Stock Option Plan	1,773,463	46		
Repurchase of common shares	(4,178,900)	(39)		
Impact of shares purchased or sold for trading	70,712	1		
Common shares at end and dividends	165,334,902	1,565	286	1.7200
Total dividends			312	

Characteristics of first preferred shares *(amounts in dollars)*

Series 13

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, (i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25.00 per share plus all declared and unpaid dividends at the date fixed for redemption and, (ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

Series 15

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares

On March 15, 2005, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.303125 per share, Series 16, for a consideration of $194 million, net of fees of $6 million.

On August 15, 2005, the Bank redeemed for cancellation all 7,000,000 first preferred shares with non-cumulative dividends, Series 13, at a price equal to $25.00 per share, plus $0.40 per share, representing all declared and unpaid dividends until the date of redemption.

Repurchase of common shares

On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at October 31, 2006, the Bank had completed the repurchase of 5,055,520 common shares (2005: 4,178,900) at a cost of $309 million (2005: $224 million), which reduced common share capital by $48 million (2005: $39 million) and retained earnings by $261 million (2005: $185 million).

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

16 | Capital Stock (cont.)

Preferred shares – authorized

The preferred shares described below have been created and reserved for future issuance by the Bank under two issuances of convertible innovative capital instruments, which may be exchanged under certain conditions. As at October 31, 2006, no shares of these series had been issued or traded.

Series 17

Each NBC CapS-Series 1 will be exchangeable at any time, upon prior notice, for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series 18

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and are redeemable at the option of the Bank, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series Z

One NB Capital Corporation preferred share will be exchanged automatically for one Preferred Share, Series Z upon the occurrence of any one of the following events: (i) the Bank defaults on the dividend payments on its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) the Superintendent has directed the Bank to increase its capital, pursuant to subsection 485(3) of the *Bank Act* (Canada).

Reserved common shares

As at October 31, 2006, 3,475,682 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 13,321,347 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends

The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* (Canada) or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

17 | Stock-Based Compensation

The information below on compensation expense excludes the impact of hedging.

Stock Option Plan

The Bank offers a Stock Option Plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, options are awarded annually and provide participants with the right to purchase common shares at an exercise price equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 13,321,347 as at October 31, 2006 (14,395,655 as at October 31, 2005). The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding.

	2006		2005	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**5,613,970**	**$35.76**	6,180,960	$30.20
Awarded	**943,200**	**$61.44**	1,468,260	$48.20
Exercised	**(1,074,308)**	**$29.56**	(1,760,263)	$25.69
Cancelled	**(90,950)**	**$41.18**	(274,987)	$41.59
Outstanding at end	**5,391,912**	**$41.40**	5,613,970	$35.76
Exercisable at end	**2,494,166**	**$32.77**	2,192,403	$28.90

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

17 | Stock-Based Compensation (cont.)

Exercise price	Outstanding	Options exercisable	Expiry date
$13.50	6,150	6,150	December 2006
$25.20	118,800	118,800	December 2007
$25.20	166,250	166,250	December 2008
$24.90	271,805	271,805	December 2010
$28.01	539,910	539,910	December 2011
$30.95	989,663	645,494	December 2012
$41.00	1,100,674	466,030	December 2013
$48.20	1,267,185	279,727	December 2014
$61.44	931,475	–	December 2015
Total	5,391,912	2,494,166	

During the fiscal year ended October 31, 2006, the Bank awarded 943,200 stock options (2005: 1,468,260) with a fair value of $12.81 (2005: $9.70).

The fair value of options awarded was estimated on the award date using the Black-Scholes model. The following assumptions were used for accounting purposes:

	2006	2005
Risk-free interest rate	**4.18%**	4.05%
Expected life of options	**6 years**	6 years
Expected volatility	**24%**	27%
Expected dividend yield	**5%**	5%

The compensation expense recorded for these options for the year ended October 31, 2006 was $12 million (2005: $6 million).

Stock Appreciation Rights (SAR) Plan

The Bank offers a SAR plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, when participants exercise this right, they receive a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the award date. SARs vest evenly over a four-year period and expire 10 years after the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan amounted to $3 million (2005: $12 million).

	2006		2005	
	Number of SARs	**Weighted average exercise price**	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	**378,310**	**$19.84**	715,680	$18.59
Awarded	**5,400**	**$61.44**	9,800	$48.20
Exercised	**(68,935)**	**$19.56**	(340,320)	$17.99
Cancelled	**(7,975)**	**$30.79**	(6,850)	$21.73
Outstanding at end	**306,800**	**$20.35**	378,310	$19.84
Exercisable at end	**282,419**	**$18.16**	340,348	$17.80

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$13.50	7,850	7,850	December 2006
$24.50	600	600	December 2007
$17.35	257,100	257,100	December 2009
$24.90	850	850	December 2010
$28.01	7,000	7,000	December 2011
$30.95	9,500	4,969	December 2012
$41.00	9,900	2,800	December 2013
$48.20	8,600	1,250	December 2014
$61.44	5,400	–	December 2015
Total	306,800	282,419	

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

17 | **Stock-Based Compensation (cont.)**

Deferred Stock Unit Plans

The DSU Plans are for officers and other designated persons of the Bank and its subsidiaries as well as directors. The Plans make it possible to tie a portion of the value of the compensation of participants to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. DSUs generally vest evenly over four years. Additional DSUs are credited to the account of participants equal in amount to the dividends paid on common shares of the Bank and vest evenly over the same period as the reference DSUs. DSUs may only be cashed when the participant retires or leaves the Bank, or when the director's term ends. A total of 219,047 DSUs were outstanding as at October 31, 2006 (2005: 300,791). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plans was $3 million (2005: $6 million).

Restricted Stock Unit Plan

The RSU Plan is for certain officers and other designated persons of the Bank and its subsidiaries. The objective of the Plan is to ensure that the compensation of certain officers is competitive and to foster retention. An RSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. RSUs generally vest evenly over three years, although some RSUs vest on the last day of the 35th month following the date of the award, the date on which all RSUs expire. Additional RSUs are credited to the account of participants equal in amount to the dividends declared on the common shares of the Bank and vest evenly over the same period as the reference RSUs. As at October 31, 2006, a total of 163,538 RSUs were outstanding (2005: 67,181). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan was $4 million (2005: $3 million).

Deferred Compensation Plan of National Bank Financial

This Plan is exclusively for key employees of Individual Investor Services of National Bank Financial (NBF). The purpose of the Plan is to foster the retention of key employees and promote the growth in income and the continuous improvement in profitability at Individual Investor Services. Under the Plan, participants can defer a portion of their annual compensation and NBF may pay a contribution to key employees when certain financial objectives are met. Amounts awarded by NBF and the compensation deferred by participants are invested in, among others, Bank stock units. The stock units awarded represent a right, the value of which corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the award date. Additional units are paid to the participant's account equal in amount to the dividends declared on the common shares of the Bank. Stock units representing the amounts awarded by NBF vest evenly over four years. When a participant retires, or in certain cases when the participant's employment is terminated, the participant receives a cash amount representing the value of the vested stock units. As at October 31, 2006, 934,249 units were outstanding (814,599 as at October 31, 2005). Compensation expense recognized for the year ended October 31, 2006 with respect to the Plan was $9 million (2005: $9 million).

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $5 million in 2006 (2005: $4 million), were charged to "Salaries and staff benefits" when paid. As at October 31, 2006, a total of 2,043,120 common shares were held for this Plan (2005: 1,996,866).

Plan shares are purchased on the open market and are considered to be outstanding for earnings per share calculations. Dividends paid on the Bank's common shares held for the Employee Share Ownership Plan are used to purchase other common shares on the open market.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

18 | Income Taxes

The Bank's income taxes in the consolidated financial statements for the fiscal years ended October 31 are as follows:

	2006	2005
Consolidated Statement of Income		
Income taxes	277	291
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to:		
Share issuance and other expenses	–	(2)
Dividends on First Preferred Shares, Series 13, 15 and 16	7	–
Unrealized foreign currency translation adjustments	31	13
Redemption of subordinated debentures – 2001	10	–
	48	11
	325	302

Income taxes were as follows:

	2006	2005
Current income taxes	304	333
Future income taxes relating to the inception and reversal of temporary differences	21	(31)
Income taxes	325	302

During fiscal 2001, the Bank redeemed a subordinated debenture convertible into common shares for total consideration of $65 million. As a result of this transaction, a loss of $28 million, net of income taxes of $17 million, was charged to retained earnings. In 2006, $10 million in income taxes was recognized in retained earnings in order to record the portion not eligible for tax purposes.

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets		
Allowance for credit losses and other liabilities	307	313
Accrued benefit liability – Other benefit plans	36	34
	343	347
Future income tax liabilities		
Premises and equipment	(25)	(20)
Securitization	(41)	(42)
Accrued benefit asset – Pension benefit plans	(107)	(111)
Other	(91)	(77)
	(264)	(250)
Net balance of future income tax assets	79	97
Future income tax assets	138	137
Future income tax liabilities	(59)	(40)
	79	97

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2006		2005	
	$	%	$	%
Income before income taxes and non-controlling interest	1,180	100.0	1,171	100.0
Income taxes at Canadian statutory income tax rate	395	33.5	392	33.5
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	(79)	(6.7)	(58)	(4.9)
Capital gains	(1)	(0.1)	–	–
Rates applicable to subsidiaries abroad	(50)	(4.2)	(41)	(3.5)
Other items	12	1.0	(2)	(0.2)
	(118)	(10.0)	(101)	(8.6)
Income taxes and effective income tax rate	277	23.5	291	24.9

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

19 | Earnings per Share

Diluted net earnings per common share were calculated based on net income less dividends on preferred shares divided by the average number of common shares outstanding taking into account the dilution effect of stock options using the treasury stock method.

The adjustment does not take into account stock options whose exercise price is higher than the average price of the share for the year.

	2006	2005
Earnings per share – basic		
Net income	871	855
Dividends on preferred shares	(21)	(26)
Net income available to common shareholders	850	829
Average basic number of common shares outstanding *(thousands)*	162,851	166,382
Earnings per share – basic	$5.22	$4.98
Earnings per share – diluted		
Net income available to common shareholders	850	829
Average basic number of common shares outstanding *(thousands)*	162,851	166,382
Adjustment to number of common shares *(thousands)*		
Stock options	2,698	2,582
Average diluted number of common shares outstanding *(thousands)*	165,549	168,964
Earnings per share – diluted	$5.13	$4.90

20 | Guarantees, Commitments and Contingent Liabilities

Guarantees

CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the guarantor, or provision of services) to the beneficiary due to (a) changes in an interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

The maximum potential of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum potential future payments for significant guarantees issued by the Bank and in effect as at October 31 are presented in the following table:

	2006	2005
Letters of guarantee	1,306	1,313
Backstop liquidity facilities	1,410	1,519
Derivatives	1,063	1,850
Securities lending	847	1,023
Other indemnification agreements	146	226
Other guarantee	25	23

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

20 | **Guarantees, Commitments and Contingent Liabilities (cont.)**

Backstop liquidity facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by it further to securitization operations. The Bank also administers a multi-seller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities to some multi-seller conduits, including the one administered by the Bank.

The backstop liquidity facilities may only be drawn upon if, after market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date and no amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Derivatives

In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodity or financial instrument, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not generally exceed two years. As at October 31, 2006, the Bank recorded a liability of $35 million in the Consolidated Balance Sheet with respect to these written put options (2005: $26 million), representing the fair value of these options.

Securities lending

Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements

In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the previous table and their duration does not exceed three years. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Commitments

As at October 31, 2006, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2007	119	235	9	363
2008	113	219	6	338
2009	103	190	3	296
2010	95	168	2	265
2011	79	163	1	243
2012 and thereafter	420	74	1	495
	929	1,049	22	2,000

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

20 | Guarantees, Commitments and Contingent Liabilities (cont.)

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	2006	2005
Assets pledged to:		
– Bank of Canada	25	25
– Direct clearing organizations	2,577	2,480
Assets pledged in relation to:		
– Derivative transactions	276	538
– Borrowing, securities lending and securities sold under repurchase agreements	11,117	13,264
– Other	180	221
Total	14,175	16,528

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2006	2005
Letters of guarantee(1)	1,306	1,313
Documentary letters of credit(2)	102	110
Credit card loans(3)	5,446	5,331
Commitments to extend credit(3)		
Original term one year or less	4,680	6,589
Original term over one year	12,157	11,074

(1) *See "Letters of guarantee," page 104.*

(2) *Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of goods to which they are related.*

(3) *Credit card loans and credit commitments represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.*

Other commitments

The Bank acts as an investor in investment banking activities by entering into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $196 million as at October 31, 2006 (2005: $235 million).

Litigation

In the normal course of business, the Bank is a party to legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes implied in class action suits filed by consumers contesting, among other things, certain banking transaction fees. The subsidiary National Bank Financial is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses these instruments to accommodate the needs of its clients and for its own risk management and trading activities.

The main types of derivative financial instruments used are as follows:

Foreign exchange forward contracts and futures
Foreign exchange forward contracts and futures are contractual obligations to buy or deliver a specific amount of currency, interest, commodities or financial instruments on a specific future date at a specified price. Foreign exchange forward contracts are tailor-made agreements transacted on the over-the-counter market. Futures are traded on organized exchanges and are subject to daily cash margining.

Swaps
Swaps are specific transactions in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

Cross currency swaps are transactions in which counterparties exchange fixed-rate interest payments and principal payments in different currencies.

Interest rate swaps are transactions in which counterparties exchange fixed- and floating-rate interest payments, based on the notional principal value in the same currency.

Commodity swaps are transactions in which counterparties exchange fixed- and floating-rate payments, based on the notional principal value of a single product.

Equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate.

Credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that it can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

Notional amounts

Notional amounts, which are off-balance sheet items, represent the set underlying principal of a derivative instrument and serve as a reference for currency and interest rates and stock market prices to determine the amount of cash flows to be exchanged. Notional amounts are presented in the table below.

	Remaining term to maturity						2006	2005
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts for trading purposes	Contracts for non-trading purposes	Total contracts
Interest rate contracts								
OTC contracts								
Guaranteed interest rate contracts	149	8,713	870	-	9,732	9,732	-	9,082
Swaps	17,889	31,497	51,981	17,230	118,597	94,015	24,582	123,134
Options purchased	7,360	1,296	2,161	1,164	11,981	11,981	-	30,724
Options written	7,660	1,500	3,141	1,315	13,616	13,616	-	38,244
Total	33,058	43,006	58,153	19,709	153,926	129,344	24,582	201,184
Exchange-traded contracts								
Futures								
Long positions	2,683	9,737	1,955	-	14,375	14,375	-	5,193
Short positions	3,939	11,718	545	-	16,202	16,202	-	9,670
Options purchased	81,138	23,135	-	-	104,273	102,701	1,572	55,285
Options written	79,545	18,197	-	-	97,742	95,608	2,134	29,638
Total	167,305	62,787	2,500	-	232,592	228,886	3,706	99,786
Foreign exchange contracts								
OTC contracts								
Forwards	5,553	1,410	337	4	7,304	7,304	-	6,787
Swaps	22,520	9,007	9,857	1,780	43,164	39,110	4,054	51,144
Options purchased	5,716	2,979	399	-	9,094	9,094	-	7,433
Options written	7,837	3,458	356	-	11,651	11,651	-	6,842
Total	41,626	16,854	10,949	1,784	71,213	67,159	4,054	72,206
Exchange-traded contracts								
Futures								
Long positions	308	-	-	-	308	308	-	27
Short positions	132	-	-	-	132	132	-	90
Options purchased	-	-	-	-	-	-	-	30
Options written	-	-	-	-	-	-	-	20
Total	440	-	-	-	440	440	-	167
Equity, commodity and credit derivative contracts								
OTC contracts								
Forwards	25	14	351	45	435	413	22	453
Swaps	2,490	4,530	3,196	2,936	13,152	13,152	-	10,649
Options purchased	439	2,452	4,410	1,720	9,021	9,016	5	8,395
Options written	308	724	641	56	1,729	1,720	9	1,900
Total	3,262	7,720	8,598	4,757	24,337	24,301	36	21,397
Exchange-traded contracts								
Futures								
Long positions	5,763	1,010	154	4	6,931	6,931	-	441
Short positions	3,369	261	5	-	3,635	3,635	-	1 426
Options purchased	790	132	124	-	1,046	1 046	-	4,475
Options written	525	101	223	-	849	849	-	2,819
Total	10,447	1,504	506	4	12,461	12,461	-	9,161
Total 2006	256,138	131,871	80,706	26,254	494,969	462,591	32,378	
Total 2005	200,381	111,717	74,209	17,594	403,901	373,503	30,398	403,901

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its contractual obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit risk related to derivative financial instruments. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of the outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

					2006					2005
	Current replacement cost					Current replacement cost				
	Trading(1)	Non-trading	Total	Credit equiv-alent	Risk-weighted amount	Trading(1)	Non-trading	Total	Credit equiv-alent	Risk-weighted amount
Interest rate contracts	481	135	616	1,202	245	439	218	657	1,134	223
Foreign exchange contracts	666	29	695	1,834	432	800	38	838	1,744	433
Equity, commodity and credit derivative contracts	1,008	–	1,008	2,828	721	1,021	7	1,028	2,628	664
	2,155	164	2,319	5,864	1,398	2,260	263	2,523	5,506	1,320
Impact of master netting agreements	(1,030)	(84)	(1,114)	(2,409)	(543)	(1,080)	(124)	(1,204)	(2,566)	(572)
	1,125	80	1,205	3,455	855	1,180	139	1,319	2,940	748

(1) Excluding, in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada, exchange-traded instruments and forward contracts with an original maturity of 14 days. The total positive fair value of these excluded contracts amounted to $114 million as at October 31, 2006 ($130 million as at October 31, 2005).

Fair value

The fair value of derivatives is determined before factoring in the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take into account market, model and credit risks, as well as the related costs.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

21 | Derivative Financial Instruments (cont.)

As at October 31, fair values are as follows:

(millions of dollars)		2006				2005
	Positive	Negative	Net	Positive	Negative	Net
Contracts held for trading purposes						
Interest rate contracts						
Forwards	4	1	3	7	8	(1)
Swaps	468	415	53	391	355	36
Options	16	16	–	52	46	6
Total	488	432	56	450	409	41
Foreign exchange contracts						
Forwards	38	60	(22)	29	83	(54)
Swaps	605	360	245	681	445	236
Options	71	67	4	109	118	(9)
Total	714	487	227	819	646	173
Equity, commodity and credit derivative contracts						
Forwards	38	92	(54)	64	119	(55)
Swaps	616	293	323	783	492	291
Options	413	342	71	274	180	94
Total	1,067	727	340	1,121	791	330
Total contracts held for trading purposes	2,269	1,646	623	2,390	1,846	544
Contracts held for non-trading purposes						
Interest rate contracts						
Forwards	–	–	–	–	–	–
Swaps	135	47	88	218	94	124
Options	–	–	–	–	–	–
Total	135	47	88	218	94	124
Foreign exchange contracts						
Forwards	–	–	–	–	–	–
Swaps	29	43	(14)	38	52	(14)
Options	–	–	–	–	–	–
Total	29	43	(14)	38	52	(14)
Equity, commodity and credit derivative contracts						
Forwards	–	4	(4)	–	–	–
Swaps	–	–	–	–	–	–
Options	–	1	(1)	7	4	3
Total	–	5	(5)	7	4	3
Total contracts held for non-trading purposes	164	95	69	263	150	113
Total fair value	2,433	1,741	692	2,653	1,996	657
Impact of master netting agreements	(1,127)	(1,127)	–	(1,217)	(1,217)	–
	1,306	614	692	1,436	779	657

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2006		2005	
	Replacement cost	Credit equivalent	Replacement cost	Credit equivalent
OECD governments(1)	79	322	23	446
OECD banks(1)	1,603	2,370	1,675	1,654
Other	637	763	825	840
Total	2,319	3,455	2,523	2,940

(1) Organisation for Economic Co-operation and Development

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

22 | Interest Rate Sensitivity Position

The Bank offers a range of financial products for which the cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The table below illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	**2006 Total**	2005 Total
Assets								
Cash	–	–	–	–	–	268	**268**	227
Deposits with financial institutions	139	7,350	622	–	–	2,500	**10,611**	10,087
Effective yield		4.0%	5.0%	–%	–%			
Securities	1	5,949	7,263	8,432	6,748	10,285	**38,678**	33,052
Effective yield		4.5%	4.2%	4.0%	4.3%			
Loans	491	34,505	4,243	10,570	573	3,973	**54,355**	51,092
Effective yield		4.2%	5.5%	5.4%	6.0%			
Other assets	2,203	1	–	–	–	10,769	**12,973**	13,512
	2,834	47,805	12,128	19,002	7,321	27,795	**116,885**	107,970
Liabilities and shareholders' equity								
Deposits	4,558	32,609	12,646	14,608	1,308	6,260	**71,989**	62,219
Effective yield		4.1%	4.0%	4.0%	5.0%			
Other debt(1)	–	10,011	916	4,025	5,346	4,840	**25,138**	28,419
Effective yield		3.6%	4.3%	4.1%	4.2%			
Subordinated debentures	–	–	349	250	850	–	**1,449**	1,102
Effective yield		–%	6.2%	5.7%	4.8%			
Acceptances and other liabilities	1,628	16	23	106	93	11,655	**13,521**	11,633
Shareholders' equity	–	–	–	400	–	4,388	**4,788**	4,597
	6,186	42,636	13,934	19,389	7,597	27,143	**116,885**	107,970
On-balance sheet gap	(3,352)	5,169	(1,806)	(387)	(276)	652	–	–
Derivative financial instruments	–	(26,902)	11,261	15,362	279	–	–	–
Total	(3,352)	(21,733)	9,455	14,975	3	652	–	–
Position in Canadian dollars								
On-balance sheet total	(1,170)	8,947	(1,454)	(1,065)	(1,214)	(5,091)	**(1,047)**	(1,607)
Derivative financial instruments	–	(16,168)	9,247	8,784	1,801	–	**3,664**	(1,585)
Total	(1,170)	(7,221)	7,793	7,719	587	(5,091)	**2,617**	(3,192)
Position in foreign currency								
On-balance sheet total	(2,182)	(3,778)	(352)	678	938	5,743	**1,047**	1,607
Derivative financial instruments	–	(10,734)	2,014	6,578	(1,522)	–	**(3,664)**	1,585
Total	(2,182)	(14,512)	1,662	7,256	(584)	5,743	**(2,617)**	3,192
Total 2006	**(3,352)**	**(21,733)**	**9,455**	**14,975**	**3**	**652**	**–**	
Total 2005	(5,072)	(17,695)	13,693	3,719	1,379	3,976		–

(1) Obligations related to securities sold short and securities sold under repurchase agreements

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

23 | Fair Value of Financial Instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to approximate their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 21.

Fair value represents the amount for which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

	2006			2005		
	Carrying value	**Fair value**	**Favourable (unfavourable) variance**	Carrying value	Fair value	Favourable (unfavourable) variance
Assets						
Securities	**38,678**	**38,804**	**126**	33,052	33,126	74
Loans	**46,763**	**46,856**	**93**	44,069	44,156	87
Liabilities						
Deposits	**71,989**	**72,005**	**(16)**	62,219	62,293	(74)
Subordinated debentures	**1,449**	**1,467**	**(18)**	1,102	1,131	(29)

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 3 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flow calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

24 | Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. As of August 31, the balance of loans granted is:

	2006	2005
Mortgage loans	2	2
Other loans	70	61

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 were administered according to conditions previously in effect, for a transitional period that ended on December 31, 2005. These conditions were as follows: loans to directors were granted under market conditions for similar risks; residential mortgage loans to officers were granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bore interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence with conditions similar to those offered to non-related third parties.

Furthermore, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. See Note 17 – Stock-Based Compensation for more details.

25 | Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of client and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the "Other" heading. Head office expenses are allocated to each operating segment and disclosed in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

25 | Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income(1)	1,367	1,299	121	101	141	309	(337)	(268)	1,292	1,441
Other income(1)	806	749	737	702	917	671	93	140	2,553	2,262
Total revenues	2,173	2,048	858	803	1,058	980	(244)	(128)	3,845	3,703
Operating expenses	1,329	1,265	635	621	610	595	14	18	2,588	2,499
Contribution	844	783	223	182	448	385	(258)	(146)	1,257	1,204
Provision for credit losses	121	117	-	–	4	8	(48)	(92)	77	33
Income before income taxes and non-controlling interest	723	666	223	182	444	377	(210)	(54)	1,180	1,171
Income taxes(1)	244	223	74	68	152	132	(193)	(132)	277	291
Non-controlling interest	–	–	6	3	9	1	17	21	32	25
Net income (loss)	479	443	143	111	283	244	(34)	57	871	855
Average assets	47,379	43,956	830	882	67,839	51,809	(9,775)	(5,745)	106,273	90,902

(1) Net interest income was grossed up by $122 million (2005: $90 million) and other income by $77 million (2005: $60 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the heading "Other."

Results by geographic segment

	Canada		United States		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	1,229	1,491	22	5	41	(55)	1,292	1,441
Other income	2,319	2,045	97	57	137	160	2,553	2,262
Total revenues	3,548	3,536	119	62	178	105	3,845	3,703
Operating expenses	2,410	2,325	92	105	86	69	2,588	2,499
Contribution	1,138	1,211	27	(43)	92	36	1,257	1,204
Provision for credit losses	77	33	–	–	–	–	77	33
Income before income taxes and non-controlling interest	1,061	1,178	27	(43)	92	36	1,180	1,171
Income taxes	269	294	4	(5)	4	2	277	291
Non-controlling interest	1	(6)	28	31	3	–	32	25
Net income (loss)	791	890	(5)	(69)	85	34	871	855
Average assets	92,000	80,224	3,655	3,779	10,618	6,899	106,273	90,902

26 | Acquisition

Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $57 million, including direct acquisition costs.

The assets acquired totalled $109 million while the liabilities assumed, including non-controlling interest, were $73 million. The excess of the purchase price over the fair value of net assets of $21 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted after the Bank has completed its valuation of assets acquired and liabilities assumed.

Additional cash consideration of up to $19 million could be paid over the next three years provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | Reconciliation of Canadian and United States GAAP

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences on net income and on the Consolidated Balance Sheet resulting from the application of U.S. GAAP are presented below. Under U.S. GAAP, a Consolidated Statement of Comprehensive Income is also required.

	2006	2005
Net income per Canadian GAAP	871	855
Charge for other-than-temporary impairment	(5)	(4)
Investment account securities	(11)	72
Derivatives and hedging	3	(9)
Limited partnerships	11	-
Income tax effect on above items	-	(19)
Net income per U.S. GAAP	869	895
Net earnings per common share – U.S. GAAP		
Basic	$5.21	$5.22
Diluted	$5.12	$5.15

Consolidated Statement of Comprehensive Income

	2006	2005
Net income per U.S. GAAP	869	895
Other comprehensive income		
Change in unrealized gains and losses on securities available for sale, net of income taxes (income tax savings) of $20 (2005: $(30))	36	(59)
Change in gains and losses on derivatives designated as cash flow hedges, net of income tax savings of $(18) (2005: $(19))	(40)	(43)
Minimum pension liability adjustment, net of income tax savings of $(4)	(7)	-
Change in unrealized foreign currency translation adjustments, net of income taxes of $31 (2005: $13)	(66)	(16)
Comprehensive income	792	777

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | Reconciliation of Canadian and United States GAAP (cont.)

Consolidated Condensed Balance Sheet

			2006			2005
	Canadian GAAP	Variation	U.S. GAAP	Canadian GAAP	Variation	U.S. GAAP
Assets						
Cash and deposits with financial institutions	10,879	(3)	10,876	10,314	(29)	10,285
Securities						
Investment account/available for sale	6,814	103	6,917	6,869	74	6,943
Trading account	31,864	(2,387)	29,477	26,183	634	26,817
Securities purchased under reverse repurchase agreements	7,592	–	7,592	7,023	–	7,023
Loans	46,763	–	46,763	44,069	–	44,069
Premises and equipment	383	–	383	355	–	355
Goodwill	683	22	705	662	22	684
Other assets	11,907	3,632	15,539	12,495	1,419	13,914
Total assets	116,885	1,367	118,252	107,970	2,120	110,090
Liabilities						
Deposits	71,989	(2)	71,987	62,219	10	62,229
Other liabilities	38,083	1,238	39,321	39,565	1,934	41,499
Subordinated debentures	1,449	18	1,467	1,102	55	1,157
Non-controlling interest	576	–	576	487	–	487
Total liabilities	112,097	1,254	113,351	103,373	1,999	105,372
Shareholders' equity						
Preferred shares	400	(7)	393	400	–	400
Common shares	1,566	24	1,590	1,565	24	1,589
Contributed surplus	21	–	21	13	–	13
Unrealized foreign currency translation adjustments	(92)	92	–	(26)	26	–
Retained earnings	2,893	42	2,935	2,645	33	2,678
Accumulated other comprehensive income	–	(38)	(38)	–	38	38
Total shareholders' equity	4,788	113	4,901	4,597	121	4,718
Total liabilities and shareholders' equity	116,885	1,367	118,252	107,970	2,120	110,090

Impairment charge

Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those under U.S. GAAP as regards the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. This period is significantly shorter under U.S. GAAP. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities

Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the Consolidated Balance Sheet at fair value) and securities held to maturity (carried in the Consolidated Balance Sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under "Shareholders' equity," while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records substantially all investment account securities as available for sale.

Under Canadian GAAP, unrealized foreign currency translation gains and losses for monetary investment account securities are presented in the Consolidated Statement of Income. Under U.S. GAAP, this translation adjustment must be presented in the Consolidated Statement of Comprehensive Income, net of income taxes, and is an integral part of the variation in fair value of investment account securities available for sale described above.

Furthermore, under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities, and any changes in fair value must be accounted for in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are recorded at unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Notes to the Consolidated Financial Statements

As at October 31 (millions of dollars)

27 | **Reconciliation of Canadian and United States GAAP (cont.)**

Derivative financial instruments

Under Canadian and U.S. GAAP, derivatives used in sales or trading activities as well as instruments that do not qualify for hedge accounting are recorded on the Consolidated Balance Sheet at fair value.

Under the U.S. standard, all derivatives are recognized at fair value on the Consolidated Balance Sheet as an asset or liability. The Canadian and U.S. accounting treatments for derivatives held for sale or trading are therefore the same.

However, the Canadian and U.S. accounting treatments for derivatives held for hedging purposes differ. In accordance with the U.S. standard, changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items attributable to the hedged risk. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive income in the Consolidated Statement of Comprehensive Income and is reclassified in the Consolidated Statement of Income in the period or periods during which the hedged items are recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedging item is always recognized in the Consolidated Statement of Income.

Minimum pension liability

Under U.S. GAAP (SFAS No. 87 "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the consolidated balance sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets, and a net accrued benefit asset is recognized in the Consolidated Balance Sheet. If an additional liability is required to be recognized, an amount up to the amount of unamortized prior service cost is recognized as an intangible asset, and the excess is recorded, net of income taxes, under "Other comprehensive income."

Securities lending

Under U.S. GAAP (FASB Interpretation No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), non-cash collateral received for securities lending transactions is recorded as assets in the Consolidated Balance Sheet with a corresponding obligation if the contracts allow the entity to sell them or give them again as collateral. Under Canadian GAAP, non-cash collateral received for these transactions is not recorded in the Consolidated Balance Sheet.

Joint venture

Under U.S. GAAP, investments in joint ventures are accounted for using the equity method whereas under Canadian GAAP, these investments are recorded using proportionate consolidation. If U.S. GAAP had been applied, other liabilities, other assets, investment account securities and cash would have decreased and the investment in the joint venture would have increased; there would have been no impact on net income.

Accounting for client trades – brokerage activities

Under Canadian GAAP, securities trades for which the Bank acts as agent for its brokerage clients are recorded on a trade date basis in the Consolidated Balance Sheet. Under U.S. GAAP, these trades must be recorded on the settlement date in the Consolidated Balance Sheet.

Reinsurance

Under U.S. GAAP, reinsurance recoverables for life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an asset on the Consolidated Balance Sheet. Under Canadian GAAP, these amounts are recorded as an offset to the actuarial reserves.

Share issuance costs

Under U.S. GAAP, share issuance costs are recorded as a reduction of the issuance proceeds. Under Canadian GAAP, these costs are charged to retained earnings.

Limited partnerships

Under Canadian GAAP, certain of the Bank's investments in limited partnerships are accounted for at cost. Canadian GAAP requires the use of the equity method when the Bank exerts significant influence over the investee. Under U.S. GAAP, the equity method is used to account for investments in limited partnerships when the equity interest is at least 3% of the total ownership interest.

As at October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Consolidated balance sheet data *(millions of dollars)*										
Cash and deposits with financial institutions	$ 10,879	$ 10,314	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476
Securities	38,678	33,052	28,007	26,179	20,118	17,872	16,835	16,932	15,439(5)	10,010
Securities purchased under reverse repurchase agreements	7,592	7,023	4,496	3,955	2,366	4,041	5,397	3,480	4,947	9,155
Loans	46,763	44,069	41,498	38,381	38,446	40,351	41,342	40,411	40,560(5)	38,104
Customers' liability under acceptances	3,725	3,242	3,076	3,334	2,988	3,593	3,640	2,962	2,658	2,273
Premises and equipment and other assets	9,248	10,270	5,643	5,730	5,249	4,277	2,958	2,455	2,207	2,217
Total assets	$116,885	$107,970	$88,497	$ 84,626	$76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235
Deposits	$ 71,989	$ 62,219	$53,432	$ 51,463	$51,690	$ 51,436	$ 50,473	$ 49,984	$ 48,026	$ 43,270
Other liabilities	38,659	40,052	29,453	27,550	18,848	18,767	20,165	15,481	18,976	19,136
Subordinated debentures	1,449	1,102	1,408	1,516	1,592	1,647	1,361	1,035	966	1,069
Capital stock										
Preferred	400	400	375	375	300	492	492	317	317	376
Common	1,566	1,565	1,545	1,583	1,639	1,668	1,653	1,641	1,327	1,309
Contributed surplus	21	13	7	2	–	–	–	–	–	–
Unrealized foreign currency translation adjustments	(92)	(26)	(10)	6	17	19	11	7	(16)	(2)
Retained earnings	2,893	2,645	2,287	2,131	1,945	1,937	1,672	1,336	1,067	1,077
Total liabilities and shareholders' equity	$116,885	$107,970	$88,497	$ 84,626	$76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235
Average assets	$106,273	$ 90,902	$ 78,672	$71,810	$69,292	$69,197	$69,840	$ 65,784	$ 65,873	$ 55,685
Average capital funds(1)	5,568	5,268	5,238	5,216	5,249	5,020	4,660	3,512	3,886	3,744
Consolidated income statement data *(millions of dollars)*										
Net interest income	$ 1,292	$ 1,441	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235
Other income	2,553	2,262	2,182	2,051	1,584	1,789	1,878	1,232	1,108	1,030
Total revenues	$ 3,845	$ 3,703	$ 3,545	$ 3,362	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265
Provision for credit losses	77	33	86	177	490	205	184	170	147	280
Operating expenses	2,588	2,499	2,388	2,257	2,040	1,989	2,120	1,615	1,535	1,451
Income taxes	277	291	318	277	150	278	239	213	239	209
Non-controlling interest	32	25	28	27	30	28	26	32	31	16
Income before discontinued operations and goodwill charges	$ 871	$ 855	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389	$ 365	$ 309
Discontinued operations	–	–	–	–	111	(45)	29	36	24	42
Goodwill charges	–	–	–	–	–	19	19	8	73	9
Net income	$ 871	$ 855	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342

As at October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Number of common shares *(thousands)*	**161,512**	165,335	167,430	174,620	182,596	190,331	189,474	188,729	171,616	170,461
Number of common shareholders of record	**25,531**	26,235	26,961	27,865	28,549	29,766	30,795	32,048	32,902	34,433
Basic earnings per share before goodwill charges	**$ 5.22**	$ 4.98	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92
Diluted earnings per share	**$ 5.13**	$ 4.90	$ 4.05	$ 3.34	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86
Dividend per share	**$ 1.96**	$ 1.72	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575
Stock trading range										
High	**$ 65.60**	$ 61.47	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30
Low	**$ 56.14**	$ 46.39	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20
Close	**$ 61.25**	$ 59.14	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15
Book value	**$ 27.17**	$ 25.39	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99
Dividends on preferred shares										
Series 5	–	–	–	–	–	–	–	–	3.9531	3.3670
Series 7	–	–	–	–	–	–	–	–	1.0306	0.8777
Series 8	–	–	–	–	–	–	–	–	0.9883	0.8417
Series 10	–	–	–	–	–	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	–	–	–	–	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	–	–	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	–	1.2000	1.6000	1.6000	1.6000	1.6000	0.5447	–	–	–
Series 15	**1.4625**	1.4625	1.4625	1.1480	–	–	–	–	–	–
Series 16	**1.2125**	0.8089	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders' equity before goodwill charges	**20.1%**	20.7%	18.8%	16.5%	11.3 %	16.0%	16.0%	15.5%	14.6%	14.5%
Return on average assets	**0.82%**	0.94%	0.92%	0.87%	0.62 %	0.80%	0.73%	0.62%	0.51%	0.62%
Return on average capital funds	**15.6%**	16.2%	13.8%	11.9%	9.5 %	12.5%	12.4%	13.2%	9.3%	10.5%
Capital ratios – BIS										
Tier 1	**9.9%**	9.6%	9.6%	9.6%	9.6 %	9.6%	8.7%	7.7 %	7.7%	8.1%
Total	**14.0%(4)**	12.8%(3)	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%(2)	10.7%	11.3%
Other information										
Impaired loans *(millions of dollars)*	**$ 116**	$ 117	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497
Number of Bank employees										
In Canada	**11,073**	11,342	11,074	11,328	11,287	11,676	11,050	11,744	11,641	11,245
Outside Canada	**131**	138	128	132	155	351	407	431	400	406
National Bank Financial	**3,177**	2,892	2,920	2,868	3,147	2,294	2,419	2,489	1,895	1,676
Branches in Canada	**451**	457	462	477	507	525	586	649	646	641
Banking machines	**801**	788	770	817	826	834	802	761	744	738

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999

(3) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005

(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006

(5) These figures have been restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.

Principal Subsidiaries

Name	Principal office address(1)	Voting and participating shares	Investment value at cost(2) (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	1,669
National Bank Life Insurance Company	Montreal, Canada	100%	58
National Bank Insurance Firm Inc.	Montreal, Canada	100%	7
NBC Financial (UK) Ltd.(3)	London, United Kingdom	100%	88
1261095 Ontario Limited	Toronto, Canada	100%	79
National Bank Securities Inc.	Montreal, Canada	100%	25
Natcan Investment Management Inc.	Montreal, Canada	100%	14
National Bank Group Inc.	Montreal, Canada	71%	543
National Bank Financial & Co. Inc.	Montreal, Canada	100%	803
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	49
Natcan Trust Company	Montreal, Canada	100%	367
FMI Acquisition Inc.	Montreal, Canada	100%	184
National Bank Trust Inc.	Montreal, Canada	100%	240
CABN Investments Inc.	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	278
National Bank Direct Brokerage Inc.	Montreal, Canada	100%	65
Altamira Investment Services Inc.	Toronto, Canada	100%	208
Innocap Investment Management Inc.	Montreal, Canada	100%	22
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	27
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	100%	15
National Bank General Insurance Inc.	Montreal, Canada	90%	-
4166540 Canada Inc.	Calgary, Canada	100%	-
NBC Invest Trust	Montreal, Canada	100%	1,731
4166558 Canada Inc.	Calgary, Canada	100%	10
4166566 Canada Inc.	Calgary, Canada	100%	-
Natcan Holdings International Limited	Nassau, Bahamas	100%	452
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	212
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	538
NB Capital Corporation	New York, United States	100%	178
NB Finance, Ltd.	Hamilton, Bermuda	100%	544
NatBC Holding Corporation	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	-
NBC Trade Finance Limited	Hong Kong, China	100%	-
NBC Global Investment Inc.	Vancouver, Canada	100%	305

Principal Associated Companies

Name	Principal office address(1)	Voting and participating shares	Investment at book value(2) (millions of dollars)
Alter Moneta Trust	Montreal, Canada	34.9%	40
Maple Financial Group Inc.	Toronto, Canada	24.8%	110

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and NatBC Holding Corporation, which is incorporated under the laws of the State of Delaware, USA.

(2) The investment at cost is the book value stated on an equity basis as at October 31, 2006.

(3) The subsidiary NBC Financial (UK) Ltd. has ceased operations.

Supplementary Information

Table of contents





Directors

Lawrence S. Bloomberg
Advisor
National Bank Financial Inc.
Toronto, Ontario

Pierre Bourgie
President and Chief Executive Officer
Société Financière Bourgie (1996) Inc.
Outremont, Quebec

André Caillé
Corporate Director
Lac-Brome, Quebec

Gérard Coulombe
Chairman of the Board and Senior Partner
Desjardins Ducharme, S.E.N.C.R.L.
Sainte-Marthe, Quebec

Bernard Cyr
President, Cyr Holdings Inc.
Cap Shediac, New Brunswick

Shirley A. Dawe
President, Shirley Dawe Associates Inc.
Toronto, Ontario

Nicole Diamond-Gélinas
President and General Manager
Aspasie Inc.
Saint-Barnabé-Nord, Quebec

Jean Douville
Chairman of the Board
National Bank of Canada
Chairman of the Board
UAP Inc.
Bedford, Quebec

Marcel Dutil
Chairman of the Board and
Chief Executive Officer
Canam Group Inc.
Outremont, Quebec

Jean Gaulin
Corporate Director
San Antonio, Texas, United States

Paul Gobeil
Vice-Chairman of the Board
Métro Inc.
Chairman of the Board
Export Development Canada
Ottawa, Ontario

Réal Raymond
President and Chief Executive Officer
National Bank of Canada
Île-des-Sœurs, Quebec

Roseann Runte
President
Old Dominion University
Norfolk, Virginia, United States

Marc P. Tellier
President and Chief Executive Officer
Yellow Pages Group Inc.
Town of Mount Royal, Quebec

Louis Vachon
Chief Operating Officer
National Bank of Canada
Beaconsfield, Quebec

Officers

Executive Committee

Réal Raymond
President and Chief Executive Officer
Île-des-Sœurs, Quebec

Louis Vachon
Chief Operating Officer
Beaconsfield, Quebec

Patricia Curadeau-Grou
Senior Vice-President
Risk Management
Outremont, Quebec

Gisèle Desrochers
Senior Vice-President
Human Resources and Operations
Île-des-Sœurs, Quebec

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
Montreal, Quebec

Tony Meti
Senior Vice-President
Commercial Banking and International
Kirkland, Quebec

Luc Paiement
Co-President and Chief Executive Officer
National Bank Financial Group
Senior Vice-President
Town of Mount Royal, Quebec

Ricardo Pascoe
Co-President and Chief Executive Officer
National Bank Financial Group
Senior Vice-President
Toronto, Ontario

Michel Tremblay
Senior Vice-President
Personal Banking and Wealth Management
Town of Mount Royal, Quebec

Senior Vice-Presidents

Alain Brunet
President and Chief Executive Officer
National Bank Life Insurance Company
Senior Vice-President, Insurance
LaSalle, Quebec

Pierre Desbiens
Sales and Personal Banking
Saint-Lambert, Quebec

Pierre Dubreuil
Commercial Banking
Longueuil, Quebec

Charles Guay
President and Chief Executive Officer
Altamira and National Bank Securities Inc.
Senior Vice-President, Mutual Funds
Verdun, Quebec

Alice Keung
Information Technology
Saint-Laurent, Quebec

Olivier H. Lecat
Internal Audit
Île-des-Sœurs, Quebec

Réjean Lévesque
Retail Financial Solutions
Montreal, Quebec

Martin Ouellet
Treasury
Outremont, Quebec

Denis Pellerin
Operational and Market Risk Management
Brossard, Quebec

Officers of Subsidiaries

Yves G. Breton
President
National Bank Direct Brokerage Inc.
Consulting Vice-President
Brossard, Quebec

Yvan Desrosiers
President and Chief Executive Officer
Natbank, National Association
Sunny Isles Beach, Florida, U.S.A.

Pascal Duquette
President and Chief Executive Officer
Natcan Investment Management Inc.
Brossard, Quebec

Éric Laflamme
President and Chief Executive Officer
National Bank Trust Inc.
President and Chief Executive Officer
Natcan Trust Company
Vice-President, Trust Services
Brossard, Quebec

Ombudsman

Joëlle Thibault
Montreal, Quebec

Chief Economist

Clément Gignac
Saint-Bruno, Quebec

Vice-Presidents

Jean-Luc Alimondo
Europe, Middle East and Africa
Neuilly Plaisance, France

Richard Barriault
Taxation
Montreal, Quebec

Guy Benoit
Wealth Management
Longueuil, Quebec

Pierre Blais
Government Affairs
Vaudreuil-Dorion, Quebec

Jean Blouin
Credit and Investment Solutions
Boucherville, Quebec

Chantal Brien
Total Compensation
Anjou, Quebec

Jean-François Bureau
Credit and Specialized Products
Longueuil, Quebec

Vincent Butkiewicz
Internal Managers
Westmount, Quebec

Jean-Paul Caron
Corporate Affairs
Mont-Saint-Hilaire, Quebec

Linda Caty
Corporate Secretary
Saint-Bruno, Quebec

Claude Choinière
Laval and North Shore
Val d'Or, Quebec

Gilles Choquet
Specialized Networks – Credit
Longueuil, Quebec

Officers (cont.)

Vice-Presidents (cont.)

René Collette
Atlantic Canada
Dieppe, New Brunswick

Suzanne Côté
Legal Affairs
Saint-Laurent, Quebec

France Croteau
Quebec
Sainte-Anne-de-Beaupré, Quebec

Jean Dagenais
Chief Accountant
Outremont, Quebec

France David
Basel Accord and Risk Analysis
Longueuil, Quebec

Danny Dery
Sales and Service Strategies
Saint-Lambert, Quebec

Diane Dery
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Lévis R. Doucet
Montreal
Boucherville, Quebec

Serge Ducharme
South Shore
Boucherville, Quebec

Nicole Dumont
Small and Medium Enterprises
Repentigny, Quebec

Michel Faubert
Organizational Performance Centre
Léry, Quebec

Gary Flowers
Ontario
Mississauga, Ontario

Luc Fredette
Credit Canada
Longueuil, Quebec

Christiane Ghalbouni
Internal Audit
Île-des-Sœurs, Quebec

Brigitte Hébert
Operations and Information Technology
Sainte-Anne-des-Lacs, Quebec

Jacynthe Hotte
Operational Risk
Montreal, Quebec

Lynn Jeanniot
Human Resources
Town of Mount Royal, Quebec

D. William Kennedy
Special Loans Division
Islington, Ontario

Raymond H. Keroack
Laval, North Shore, Abitibi-Témiscamingue and Outaouais
Saint-Bruno, Quebec

Marc Knuepp
Finance and Administration, Mutual Funds Altamira and National Bank Securities Inc.
Anjou, Quebec

Pierrette Lacroix
Market Risk
Senneville, Quebec

Jean-Pierre Lambert
Montérégie and Eastern Townships
Boucherville, Quebec

Jacques Latendresse
Nassau
New Providence, Nassau, Bahamas

Yannik Laurin
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Nathalie Lauzier
Business Solutions INC.
Blainville, Quebec

Michelle Leduc
Retail Credit
Montreal, Quebec

Benoît Loranger
Alternative Networks
Laval, Quebec

Stéphane Maisonneuve
Central Montreal
Blainville, Quebec

André Mondor
Montreal
Boucherville, Quebec

Jacques Naud
Ontario and Western Canada
Toronto, Ontario

David Pinsonneault
Specialized Groups
Mont-Saint-Hilaire, Quebec

Paolo Pizzuto
Electronic Payment Solutions
Laval, Quebec

Daniel Poissant
Montérégie and Central Quebec
Candiac, Quebec

Roland Provost
Drummondville, Bois-Francs and Mauricie
Longueuil, Quebec

Nicole Rondou
Compliance
Saint-Lambert, Quebec

Sylvie Roy
Marketing and Public Affairs
Verdun, Quebec

France Roy Maffeï
Customer Relations Centres
Île-des-Sœurs, Quebec

Bernard Sévigny
Business Intelligence
Île-des-Sœurs, Quebec

Lili J. Shain
Commercial Banking and Specialized Groups Ontario and Western Canada
Toronto, Ontario

John W. Swendsen
Western Canada and Energy
Calgary, Alberta

Pierre Therrien
Private Banking
Montreal, Quebec

Peter D. Thompson
International ICOD
Manotick, Ontario

Benoit Villeneuve
Finance
Candiac, Quebec

Jimmy Villeneuve
Network Support
Île-des-Sœurs, Quebec

Kathleen Zicat
Laval, Northern and Western Quebec
Anjou, Quebec

Principal Subsidiaries and Representative Offices Abroad

Canada

Investment dealers

National Bank Financial
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

NBCN Inc.
The Exchange Tower
130 King Street West
Suite 3200
Toronto, Ontario M5X 1J9

NBF Emissary Turnkey Solution, LP
The Exchange Tower
130 King Street West
Suite 3030
Toronto, Ontario M5X 1J9

Portfolio management

Natcan Investment Management Inc.
1100 University
4th Floor
Montreal, Quebec H3B 2G7

Insurance

National Bank Life Insurance Company
1100 University
5th Floor
Montreal, Quebec H3B 2G7

National Bank General Insurance Inc.
1100 University
11th Floor
Montreal, Quebec H3B 2G7

Trust services

National Bank Trust Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Natcan Trust Company
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Brokerage and mutual fund dealers

National Bank Securities Inc.
1100 University
10th Floor
Montreal, Quebec H3B 2G7

National Bank Direct Brokerage Inc.
1100 University
7th Floor
Montreal, Quebec H3B 2G7

Altamira Investment Services Inc.
The Exchange Tower
130 King Street West
8th Floor
Toronto, Ontario M5X 1K9

NBF Securities (USA) Corp.
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

Financial services

National Bank Insurance Firm Inc.
1100 University
5th Floor
Montreal, Quebec H3B 2G7

National Bank Financial Planning Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

United States

Natbank, National Association
4031 Oakwood Boulevard
Hollywood, FL 33020

Natbank, National Association
1231 South Federal Highway
Pompano Beach, FL 33062

Putnam Lovell NBF Securities Inc.
65 East 55th Street
34th Floor
New York, NY 10022

NB Capital Corporation
65 East 55th Street
31st Floor
New York, NY 10022

Bahamas

National Bank of Canada (International) Limited
1st Floor
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

Barbados

National Bank of Canada (Global) Limited
Enfield House
Upper Collymore Rock
St. Michael, BB 114004
Barbados

United Kingdom

NBF Securities UK
71 Fenchurch Street
11th Floor
London EC3M 4HD

Putnam Lovell NBF Securities Inc.
130 Jermyn Street
London SW1Y 4PL

Switzerland

NBF International SA
15, rue du Cendrier
Suite 1201
Geneva

China

NBC Trade Finance Limited
7/F CityPlaza
4-12 Taikoo Wan Road
Taikoo Shing, Island East
Hong Kong

Offices and Branches Abroad

Representative offices

123, avenue des Champs-Élysées
75008 Paris
France

3903 Jardine House
1 Connaught Place
Central
Hong Kong
China

Branches

71 Fenchurch Street
11th Floor
London EC3M 4HD
United Kingdom

65 East 55th Street
31st Floor
New York, NY 10022
U.S.A.

1st Floor
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

Information for Shareholders

Description of Share Capital

The authorized share capital of the Bank consists of an unlimited number of common shares, without par value; an unlimited number of first preferred shares, without par value, which may be issued for an aggregate consideration of not more than $1 billion or the equivalent in another currency; and 15 million second preferred shares, without par value, which may be issued for an aggregate consideration of not more than $300 million or the equivalent in another currency. As at October 31, 2006, a total of 161,512,351 common shares and 16 million first preferred shares were issued and outstanding, and no second preferred shares were issued and outstanding.

Stock Exchange Listings

The common shares of the Bank as well as the First Preferred Shares, Series 15 and 16 and notes are listed on the Toronto Stock Exchange.

Stock Exchange Listings

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Series 16	NA.PR.L	Nat Bk s16 or Natl Bk s16
Notes		
Nikkei 225 (2009)	NA.NT.J	
Nikkei 225 (2007)	NA.NT.K	

Number of Shareholders

As at October 31, 2006, 25,531 common shareholders were recorded in the Bank's share register.

Dividends

Dividend dates in fiscal 2007
(Subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 22, 2006	December 28, 2006	February 1, 2007
March 26, 2007	March 28, 2007	May 1, 2007
June 25, 2007	June 27, 2007	August 1, 2007
September 24, 2007	September 26, 2007	November 1, 2007
First Preferred Shares, Series 15 and 16		
January 3, 2007	January 5, 2007	February 15, 2007
April 11, 2007	April 13, 2007	May 15, 2007
July 11, 2007	July 13, 2007	August 15, 2007
October 10, 2007	October 12, 2007	November 15, 2007

Dividends declared in fiscal 2006

Common Shares

Ex-dividend dates	Record dates	Payment dates	Dividend per share
December 23, 2005	December 29, 2005	February 1, 2006	$0.48
March 28, 2006	March 30, 2006	May 1, 2006	$0.48
June 20, 2006	June 22, 2006	August 1, 2006	$0.50
September 26, 2006	September 28, 2006	November 1, 2006	$0.50

First Preferred Shares, Series 15 and 16

Ex-dividend dates	Record dates	Payment dates	Dividend per share	
			Series 15	Series 16
January 11, 2006	January 13, 2006	February 15, 2006	$0.365625	$0.303125
April 12, 2006	April 17, 2006	May 15, 2006	$0.365625	$0.303125
July 5, 2006	July 7, 2006	August 15, 2006	$0.365625	$0.303125
October 11, 2006	October 13, 2006	November 15, 2006	$0.365625	$0.303125

Dividends paid in 2006 are "eligible dividends" as per the proposed changes to the *Income Tax Act* (Bill C-28, Canada).

Dividend Reinvestment and Share Purchase Plan

Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

For additional information, contact the Registrar, Computershare Trust Company of Canada at 1-888-838-1407.

Direct Deposit

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

Quarterly Report Publication Dates in Fiscal 2007

(Subject to approval by the Board of Directors of the Bank)

First quarter	March 1, 2007
Second quarter	May 31, 2007
Third quarter	August 30, 2007
Fourth quarter	November 29, 2007

National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 4th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 514-394-5000
Website: www.nbc.ca

The Annual Meeting of Holders of Common Shares of the Bank will be held on Wednesday, March 7, 2007, at 9:30 a.m., Eastern time, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque West, Montreal, Quebec, Canada.

The 2006 Social Responsibility Report will be available in early 2007 on the Bank's website at www.nbc.ca.

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent at the address or telephone or fax numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec, H3A 3S8
Canada

E-mail: service@computershare.com
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Website: www.computershare.com

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

National Bank is proud to help save our environment by using EcoLogo certified and Forest Stewardship Council (FSC) paper.

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act of 1995*.

Additional information relative to these statements can be found in the "Notes to Readers" section on page 12 of this Annual Report.

The trademarks mentioned in this report, which include National Bank of Canada and the National Bank of Canada logo, National Bank Wealth Management, NatExport, Prime Rate GIC, National Bank Insurance, the Altamira CashPerformer, Meritage Portfolios, DPL Trust, NBC CapS and NBC Capital Trust are trademarks of National Bank of Canada used under licence by National Bank of Canada and/or its subsidiaries. Any other trademark mentioned in this report that is not the property of National Bank of Canada is the property of its respective owner.

Relations avec les investisseurs
Banque Nationale du Canada
600, rue De La Gauchetière Ouest, 7e étage
Montréal (Québec) H3B 4L2
Canada

Téléphone : 1-866-517-5455
Télécopieur : 514-394-6196
Courriel : relationsinvestisseurs@bnc.ca

4th quarter 2006
Bibliothèque nationale du Québec
Printed in Canada
ISBN 978-2-921835-03-9

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NATIONAL
BANK
OF CANADA
www.nbc.ca
2006 Annual Report
NATIONAL BANK OF CANADA

File No. 82-3764


NATIONAL
BANK
OF CANADA

2006 Annual Report

Management's Discussion and Analysis

Management's Discussion and Analysis

Table of contents

Management's Discussion and Analysis is dated November 30, 2006



Notes to Readers

Compliance with Canadian Securities Administrators Standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 of the Canadian Securities Administrators, *Continuous Disclosure Obligations*.

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Annual Report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in this Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Taxable equivalent reconciliation

Year ended October 31
(millions of dollars)

	2006	2005
Net interest income	1,292	1,441
Taxable equivalent	122	90
Net interest income on a taxable equivalent basis	1,414	1,531
Other income	2,553	2,262
Taxable equivalent	77	60
Other income on a taxable equivalent basis	2,630	2,322
Total revenues on a taxable equivalent basis	4,044	3 853
Operating expenses	2,588	2,499
Contribution on a taxable equivalent basis	1,456	1,354
Provision for credit losses	77	33
Income before income taxes and non-controlling interest on a taxable equivalent basis	1,379	1,321
Income taxes	277	291
Taxable equivalent	199	150
Income taxes on a taxable equivalent basis	476	441
Non-controlling interest	32	25
Net income	871	855

Factors That Could Affect Future Results

As indicated in the Caution Regarding Forward-Looking Statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to differ materially from those set out in the forward-looking statements. Some of these factors are discussed below. The other factors, such as credit risk, market risk, liquidity risk and operational risk, as well as other risk factors are discussed under "Risk Management" on page 52 and the subsequent pages of this Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given region.

Notes to Readers (cont.)

Monetary policy

The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or capital market conditions.

Competition

The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, quality of service and changes in products and services offered.

Legislative and regulatory amendments

Various laws and regulations have been introduced by governments and regulatory bodies to protect the interests of the general public and the Bank's clients, employees and shareholders. These changes to laws and regulations, including those affecting their interpretation or application, could have an impact on the Bank. In particular, they could limit its product or service offering or enhance its competitors' ability to rival the Bank's offering with their own. Also, in spite of the precautions the Bank takes to prevent such an eventuality, failure to comply with laws and regulations could give rise to penalties and fines that could have an adverse impact on its financial results and reputation.

Accuracy and completeness of information on clients and third parties

The Bank must be able to rely on the accuracy and completeness of information on its clients and the third parties with which it enters into contracts. In decisions related to credit or other transactions with clients and third parties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank may also refer to statements made by clients and third parties regarding the accuracy and completeness of such information and auditors' reports on their financial statements. In the event the financial statements are misleading or do not present fairly, in all material respects, their financial position or operating results, the Bank's revenues could be adversely impacted.

New products and services to maintain or increase market share

The Bank's ability to maintain or increase market share depends, in part, on the way in which it adapts its products and services to changes in industry standards. Increased pressure on product and service pricing in the financial services sector may reduce total revenues. In addition, adopting new technologies, including web-based services, in order to modify or adapt its products and services may lead to significant expenses for the Bank.

Acquisitions

The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be granted. Acquisitions may affect future results depending on whether the Bank succeeds in integrating the acquired company.

Commercial infrastructure

Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and access to network and other communications services. Interruptions in these services can adversely affect the Bank's ability to provide products and services to its clients and conduct its business.

Other factors

Other factors that could affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unexpected changes in consumer spending and saving habits, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's ability to foresee and effectively manage the risks associated with these factors through rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or Bank-specific factors that could negatively affect future results. The Bank will not update the forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional Disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Financial Disclosure

Disclosure Controls and Procedures

The preparation of this Annual Report is supported by a set of disclosure controls and procedures implemented by Management. In fiscal 2006, these controls and procedures were reviewed and the effectiveness of their design and operation was evaluated.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2006. The evaluation was performed in accordance with the COSO[1] control framework adopted by the Bank and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators, *Certification of Disclosure in Issuers' Annual and Interim Filings*. The Bank's management can therefore provide reasonable assurance that material information relating to the Bank is reported to it in a timely manner so that it can provide investors with complete and reliable information.

This Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

(1) Committee of Sponsoring Organizations of the Treadway Commission

Financial Disclosure (cont.)

Internal Controls Over Financial Reporting

In 2006, the Bank's Disclosure Committee supervised the documentation and evaluation of the design of internal controls over financial reporting for the Bank's operating and accounting processes.

Like the evaluation of disclosure controls and procedures, the design of internal controls over financial reporting was evaluated in accordance with the COSO control framework and Multilateral Instrument 52-109. Based on the results of this evaluation, Management concluded that the internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Bank's consolidated financial statements were prepared in accordance with Canadian GAAP.

Management took further steps that enabled it to conclude that during the fiscal year ended October 31, 2006, no changes were made to internal controls over financial reporting that would have materially affected, or would be reasonably considered to materially affect, these controls.

In the coming fiscal year, the Bank will continue to ensure compliance with the final implementation phase of Multilateral Instrument 52-109; once it is made effective by the regulatory authorities, Management will be required to publish a report on its assessment of the effectiveness of internal controls over financial reporting as at October 31, 2008.

Organizational Structure of the Bank

Board of Directors

The main duty of the Board of Directors is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted in its role by the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

As part of its duties and responsibilities, the Board reviews and approves the strategic plan in which the Bank sets out its mission, vision, business objectives and strategy in light of the related business opportunities and risks, as well as the business plans covering the Bank's core activities. It reviews and approves the overall risk philosophy and risk tolerance of the Bank; identifies, defines and understands the major risks to which the Bank is exposed; and ascertains that appropriate systems are implemented for the effective management of those risks. It oversees the development and implementation of policies on the communication and disclosure of information to shareholders, investors and the general public. The Board also ensures rules of conduct and ethics are upheld, and assesses Management's performance.

The majority of Board members, including the Chairman, are independent within the meaning of Canadian Securities Administrators standards. Moreover, the three Board committees are composed entirely of independent members.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board by reviewing financial statements, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. The Committee further acts as an intermediary between the Board and the persons responsible for the independent oversight functions, namely internal audit, external audit and corporate compliance.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained, and manages the external audit process. It supervises the work of the internal audit, financial analysis and corporate compliance functions and conducts a detailed review of the Bank's risk management, including related control practices and the principal risks related to financial and other disclosures. Lastly, it reviews any attestations and reports required by regulatory authorities which come under its purview.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board by overseeing the introduction, implementation and application of corporate governance rules, procedures and policies; ensuring adherence to rules of professional conduct; and overseeing the management and monitoring of related party transactions.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the mandates of the Board and its committees, the Chairman of the Board and the Chairs of the committees. It periodically reviews the summary of the Board's corporate governance practices, the size and composition of the Board and its committees, and the various rules and guidelines applicable to directors, in particular regarding share ownership, conflict of interest disclosure, and director selection and succession. The Committee also develops and oversees the process for assessing the performance and effectiveness of the Board, its committees, the Chairman of the Board, the Chairs of the committees and directors, and ensures the maintenance of orientation and continuing education programs for directors.

Lastly, the Committee ensures compliance with the Code of Professional Conduct and the existence of mechanisms for the disclosure of information to clients, and oversees the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources policies and programs, and ensures they are conducive to achieving the Bank's business objectives without compromising its viability, solvency or reputation. It also oversees strategic planning programs for management succession.

The Committee annually reviews the Bank's salary policy, the total compensation program and their distribution method, as well as other employment conditions. It ensures that a human resources management program is in place that includes a recruiting process, the allocation of decision-making authority, the separation of incompatible functional responsibilities, clear employee communications and effective employee supervision.

The Committee annually evaluates the performance of the President and Chief Executive Officer and executive officers as well as their prudence in managing the Bank's activities and risk exposure. It also examines officer profiles, competency requirements and the management succession plan for the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and reviews the reports on decisions made by that committee, the financial position and returns of pension plans and the performance of the pool fund.

Organizational Structure of the Bank (cont.)

Executive Committee

The Executive Committee, which is composed of the President and Chief Executive Officer and the officers responsible for the Bank's main business units, is mandated to define the Bank's culture and philosophy, approve and monitor the strategic initiatives of the Bank group as a whole, manage the officer succession process, and ensure a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

Disclosure Committee

The Disclosure Committee assists the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs by ensuring the implementation and functionality of disclosure controls and procedures and financial reporting internal control procedures. The Committee thereby ensures that the Bank and its subsidiaries meet their disclosure obligations under current regulations and the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs can produce the requisite attestations.

Compliance

Regulatory framework
National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk
Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative effect on the Bank's reputation and potentially result in penalties, sanctions and material financial losses.

Regulatory risk management
The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its day-to-day operations, as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Corporate Compliance Department, which is mandated to:

- Make sure that policies and procedures are in place that will ensure compliance with the regulations in effect in all jurisdictions where the Bank and its subsidiaries carry on business
- Develop compliance training and information programs for employees of the Bank and its subsidiaries
- Oversee compliance by the Bank and its subsidiaries with policies and procedures
- Refer relevant compliance matters to the Bank's Board of Directors

The Corporate Compliance Department exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

The Department is an independent unit. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee and the President and Chief Executive Officer. Under the powers entrusted to it, the Department can also communicate directly with officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of National Bank and each of its subsidiaries to provide it with the information deemed necessary for effective oversight.

Business unit managers are responsible for implementing mechanisms for daily control of regulatory risks arising from the operations under their responsibility. The Corporate Compliance Department exercises independent oversight to assist managers in managing these risks effectively and obtain reasonable assurance that the Bank is compliant with regulatory requirements.

The control framework covers the following:

- Identification, evaluation, communication, maintenance and updating of compliance requirements
- Identification of the business units affected by these requirements
- Documentation of compliance and regulatory requirement controls applicable to daily operations, including monitoring procedures, remedial action plans and periodic reports produced by business units
- Independent oversight of the application of policies and procedures in effect
- Quarterly reporting to the Audit and Risk Management Committee on the main results of compliance oversight

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Corporate Governance

At National Bank, we assign great importance to corporate governance because compliance with corporate governance standards allows the Bank, as a corporate citizen, to contribute to the efforts of regulatory bodies, governments and companies worldwide towards maintaining investor confidence in capital markets. In this context, transparency and discipline are two core values. In fact, the Bank believes it is in the interest of its shareholders, clients and partners to adopt stringent corporate governance policies and practices, subsequently monitoring and adjusting them over time. To this end, the Board, with the support of its committees and the management team, oversees the application of sound corporate governance standards and practices that generally comply with the best practices advocated by corporate governance experts.

We invite you to read the Management Proxy Circular pertaining to the 2007 Annual Meetings of Shareholders, which provides a detailed description of the Bank's corporate governance practices. It contains information on the independence of members of both the Board and its committees, the complete mandate of the Board and a description of committee mandates.

The Management Proxy Circular for the 2007 Annual Meetings of Shareholders is available on the Bank's website at www.nbc.ca and on SEDAR's website at www.sedar.com.

Major Economic Trends and Challenges

Canada's economy is highly open to global trade. The global economy has just experienced three consecutive years of robust growth, but could lose momentum in 2007 due to the combined effect of interest rate hikes implemented in the key economic regions in order to counter inflationary pressures, and the weakest growth in consumer spending in the United States in the past 15 years.

In fact, for the past few years, growing household wealth, fuelled by escalating housing prices, has driven the increase in U.S. consumer spending. The current downturn in the residential market could have the opposite effect, which is why the American economy may cool off considerably in the coming year, with economic growth dropping from over 3% in 2006 to less than 2% in 2007.

The emerging economies will, nonetheless, remain strong and the global economy is expected to grow by nearly 4% in 2007, which is high, but still below the 2006 rate of close to 5%.

The Canadian Economy

The slowdown in the U.S. economy is certainly not good news for Canada. However, sound management of public finances in Canada has made it possible to provide tax relief and Canada remains the only G7 country with a budget surplus. This situation, in addition to contained inflation, has enabled the application of a policy of interest rates 1% below those south of the border, which has spurred domestic demand.

The impact of economic policies, combined with energy resource development, will help Canada withstand or even outperform the slowing American economy, resulting in economic growth in Canada of 2.3% in 2007, compared to 2.7% in 2006.

This growth is not, however, evenly distributed. The manufacturing sector, 80% of which is concentrated in Quebec and Ontario, is feeling the full brunt of a robust Canadian dollar, rising costs of energy and other raw materials, and heightened foreign competition. In fact, China has joined Canada as the principal exporter to our American neighbours, representing a threefold increase in Chinese exports to the United States in just ten years.

Quebec and Ontario are consequently expected to experience the slowest economic growth in Canada, posting rates of between 1.5% and 2.0% in 2006 and 2007. These rates are, by and large, respectable considering the market decline in the external sector.

Domestic demand will remain vigorous, generating new jobs in a variety of sectors to offset the jobs lost in the manufacturing sector. Although the housing market will likely fall back from hard-to-maintain record levels, investments in infrastructure and production facilities, along with expansionary public policies, should stimulate employment and consumer confidence, and consequently, spending on goods and services.

In spite of being sorely tested, the manufacturing sector in the central provinces continues to post high capacity utilization rates and low debt levels. While the difficulties encountered by the sector have led to off-shoring or discontinued operations, they have not translated into a higher number of business bankruptcies.

Challenges for National Bank

In 2007, the Bank will face somewhat weaker economic conditions, which could affect growth in consumer credit – specifically, residential mortgages – but without slowing the pace of growth in wealth management and commercial lending. This may signal a turnaround in the credit cycle in Canada, which would lead to an increase in impaired loans and loan losses. In such an event, the Bank has good reason to believe that it will continue to enjoy very sound credit quality, enabling it to keep credit losses at historic low levels.

In addition to the favourable situation with regard to business bankruptcies, household debt, which was up about 10% in 2006, did not lead to a significant rise in personal bankruptcies. The Bank is therefore confident that its business development strategy, by remaining aligned with major market and industry trends, without sacrificing rigour in managing risk, will prove successful in a climate of greater uncertainty.

The sustained expansion of the Bank's activities is based, among other things, on a regional diversification strategy, which mitigates the relative weakness of its core market, Quebec. The Bank is therefore able to benefit from growth in consumer credit across Canada through partnership agreements that are still progressing rapidly.

The Bank is also participating fully in the oil and gas boom, as demonstrated by the increase in the Energy Sector credit portfolio. This diversification also characterizes Wealth Management, 40% of whose income is generated outside Quebec. In addition to the considerable contribution from National Bank Financial, the Bank's full-service brokerage subsidiary, Altamira's CashPerformer account, available Canada-wide through multiple investment advisor networks, has also been a major success – one that the Bank hopes to duplicate with the Meritage Portfolios family of funds.

In terms of services to individuals, the aging of the population is now a major demographic trend, but also a trend that is affecting demand for wealth management services, an activity that, by its nature, is less sensitive to business conditions. As this activity occupies a more substantial place at the Bank than at many of its competitors, the Bank believes that the expected growth in such services could cushion the anticipated decline in growth in personal and commercial credit.

The most significant source of uncertainty is the behaviour of financial markets – an industry phenomenon that is not specific to the Bank. The upcoming elimination of the tax advantages currently available to income trusts will affect not only investors' choices, but also how companies approach the public market. Furthermore, how softly the U.S. economy lands will influence price levels and volatility on the markets. While the likelihood of a slide in the North American stock markets cannot be excluded, the expected drop in interest rates could well break the fall.

While the Bank cannot avoid the effect of these economic and financial developments entirely, its portfolio of activities should enable it to seize the many opportunities that will present themselves on capital markets.

Early in this fiscal 2007, the degree of risk associated with portfolio quality and business development has moved up a notch in the Canadian banking market. The Bank is aware of the resulting uncertainty and challenges, while being at the same time confident that its strategy is appropriate for the circumstances, and that it is sufficiently prudent in its risk management to avoid significant downward volatility in its results.

Overview

Consolidated results
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Total revenues	4,044	3,853	5
Operating expenses	2,588	2,499	4
Contribution	1,456	1,354	8
Provision for credit losses	77	33	133
Income before income taxes	1,379	1,321	4
Income taxes	476	441	8
Non-controlling interest	32	25	28
Net income	871	855	2
Earnings per share	5.13	4.90	5
Average assets	106,273	90,902	17
Risk-weighted assets	47,298	46,237	2
Average loans and bankers' acceptances	49,390	45,926	8
Average deposits	64,193	57,090	12
Net impaired loans(2)	(192)	(191)	1
ROE	20.1%	20.7%	
Efficiency ratio	64.0%	64.9%	

(1) See *"Financial Reporting Method" on page 13.*
(2) *Net of general and specific allowances*

National Bank posted positive and balanced changes in 2006 as revenues and net income reached new highs.

- Net income rose slightly by 2% to $871 million, with earnings per share of $5.13, up 5% taking into account the repurchase of common shares.
- Revenues were up 5%, surpassing $4 billion.
- Expenses grew at a slower pace (4%) than revenues, contributing to the 8% increase in the contribution before credit losses.
- The $44 million or 133% rise in the provision for credit losses was primarily attributable to the $42 million reversal of the general allowance for credit risk in 2005.
- Specific loan losses were up only 3% or $2 million to $77 million, rising at a slower pace than the 8% average growth in loans and bankers' acceptances; the ratio of credit losses is stable at 0.16%. Gross impaired loans represented less than 6% of tangible assets.
- The good quality of the credit portfolio was reflected in the stable surplus of $192 million over the allowance for impaired loans.

Risk profile
Loan losses and impaired loans
(millions of dollars)

	2006	2005
Specific loan losses	77	75
Credit losses as a % of loans and bankers' acceptances(1)	0.16%	0.16%
Net impaired loans	116	117
Gross impaired loans as a % of tangible assets	5.9%	6.8%
Specific allowances as a % of impaired loans	50.4%	54.9%
General allowance	308	308
Impaired loans, net of general and specific allowances	(192)	(191)

(1) *Before reversal of the general allowance*

Recognition of Specified Items

Fiscal 2006 and fiscal 2005 both contain specified items – such as the $42 million reversal of the general allowance in 2005 – that partially blur the fundamental changes in the business.

- These various items had a positive after-tax impact of $52 million in 2005 and $14 million in 2006. If they are excluded, net income for the year would be reduced to $857 million, which would still reflect growth of 7% on a comparable basis.
- This adjustment, useful to better understand the change in the Bank's operations, also resulted in a 10% increase in earnings per share, which is at the higher end of the target range of 5% to 10%.

Income before specified items(1)
Year ended October 31

	Millions of dollars			Dollars per share		
	2006	2005	Change	2006	2005	Change
Income before specified items(1)	857	803	7%	5.05	4.58	10%
Reversal of the general allowance	–	27		–	0.17	
Disposal of investments in South America	–	25		–	0.15	
Sale of shareholder management activities	5	–		0.03	–	
Gain on MasterCard Inc.	9	–		0.05	–	
Net income as per financial statements	871	855	2%	5.13	4.90	5%

(1) *Non-GAAP measure, see the notice under "Financial Reporting Method" on page 13.*

Objectives, Results and Total Shareholder Return

National Bank had another banner year. In fact, revenues grew 5%, a pace similar to that of the Canadian economy. Return on shareholders' equity reached 20.1%, while growth in earnings per share was driven by productivity gains and a very favourable level of credit losses. Despite new share repurchase programs and a higher dividend payout ratio, capitalization remained excellent and all financial objectives were achieved or surpassed.

2006 objectives and results

	Objectives 2006	Results 2006
Growth in earnings per share(1)	5% - 10%	10.3%
Return on common shareholders' equity	16% - 18%	20.1%
Tier 1 capital ratio	More than 8.5%	9.9%
Dividend payout ratio	35% - 45%	38%

For fiscal 2007, the Bank has revised some of its target objectives. Return on common shareholders' equity has been increased from 16%-18% to 16%-20% and the target dividend payout ratio has been increased to 40%-50%.

2007 objectives

	Objectives 2007
Growth in earnings per share(1)	5% - 10%
Return on common shareholders' equity	16% - 20%
Tier 1 capital ratio	More than 8.5%
Dividend payout ratio	40% - 50%

(1) Excluding specified items

In 2006, the total return on the Bank's common shares reached 7%. Over the past five years, National Bank shareholders have benefited from an average total return of 24%, taking into account the increase in the share price and the reinvestment of dividends. This five-year return exceeds the returns of the five other major Canadian banks taken collectively (19%) or individually. However, these competitors partially closed the gap in 2006, causing the index for the banking industry and the composite market index to rise 21% and 22%, respectively.

Return on National Bank shares

Total return index as at October 31 (2001 = 100)


NBC
S&P/TSX Banks
S&P/TSX
300
250
200
150
100
50
2001
2002
2003
2004
2005
2006

Geographical Distribution of Revenues

During the 2006 fiscal year, 64% of the Bank's revenues stemmed from Quebec-based clients, 27% from the other provinces and 9% from activities abroad or activities not allocated because they originated on financial markets. Other than a slight increase in the relative weight of the revenues from provinces other than Quebec in the Financial Markets segment, these results were very similar to last year's results.

Quebec's relative importance in terms of revenues was greatest in the Personal and Commercial Banking segment. The Wealth Management segment contributed significantly to diversification of the Bank's revenues, 40% of which were generated outside Quebec – in particular by the activities of National Bank Financial and Altamira. The same is true for the Financial Markets segment, where 52% of revenues were attributable to activities on global financial markets.

Geographical distribution of revenues

Year ended October 31
(as a % of total revenues, taxable equivalent basis)(1)

	Quebec		Other provinces		Other(2)	
	2006	2005	2006	2005	2006	2005
Personal and Commercial	82%	82%	17%	18%	1%	-%
Wealth Management	59%	59%	40%	40%	1%	1%
Financial Markets	17%	22%	31%	26%	52%	52%
Total	64%	64%	27%	26%	9%	10%

(1) See "Financial Reporting Method" on page 13.
(2) Unallocated and international activities

Capital Management Firmly Focused on the Shareholder

Capital management is a key component of the overall financial management at National Bank and is based as much on the Bank's regulatory obligations as on the objectives related to its business plan and shareholder expectations.

A bank's capital covers risks inherent to its various operations, such as credit loss, adverse developments in financial markets or negative events such as poor operational decisions. Although regulatory measures currently only consider credit and market risk, the Bank also allocates capital to operational and business risks as part of its internal management structure, thereby prospectively applying the rules of the Basel II Accord.

In managing capital, the Bank also takes into account changes in income, market expectations and business growth. In fiscal 2005, the Bank changed the way it establishes its target ratio for Tier 1 capital and now sets only a minimum level of 8.5%. For the past 16 quarters, the Tier 1 capital ratio has fluctuated between 9.1% and 10.2% to close at 9.9% at year-end.

Tier 1 capital ratio

● Ratio — Upper limit of target range — Lower limit of target range

11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%

2002 2003 2004 2005 2006

In 2006, available net income, at $850 million, accounted for 91% of additional Tier 1 capital. This source of capital was supplemented by the issuance of a $225 million innovative instrument, a highly cost-efficient vehicle. Changes in non-controlling interest in 2005 and 2006 resulted, for the most part, from taking into account variable interest entities.

Sources and use of Tier 1 capital

(millions of dollars)

	2006	2005
Available net income	850	829
Preferred shares	-	25
Innovative instruments	225	-
Non-controlling interest	(140)	117
Sources of capital	935	971
Dividends on common shares	320	286
Repurchases of common shares, net of issuances	259	166
Increase in risk-weighted assets	102	519
Increase in Tier 1 capital ratio	142	-
Other	112	-
Use of capital	935	971

The capital was used as follows: 38% of available net income, or $320 million, was distributed as dividends to common shareholders; a total of $259 million, $93 million more than in 2005, was returned to shareholders through the net repurchase of 3.7 million common shares, another way of distributing capital to shareholders; and, due to slower growth in risk-weighted assets, a mere $102 million in capital was required to maintain the Tier 1 capital ratio, against $519 million one year earlier. Lastly, $142 million was used to increase the Tier 1 capital ratio, which went from 9.6% to 9.9%.

Shareholder value added and allocation of economic capital

Year ended October 31
(millions of dollars)

	2006	2005	Change %
Capital	4,238	4,013	6
Available net income	850	829	3
Cost of capital	466	441	6
Shareholder value added	384	388	(1)
Allocated economic capital	2,921	2,780	5
Unallocated economic capital	1,317	1,233	7
Capital allocated by segment			
Personal and Commercial	1,411	1,324	7
Wealth Management	239	235	2
Financial Markets	1,131	1,042	9
Other	140	179	(22)
Capital allocated by type of risk			
Credit risk	1,539	1,466	5
Market risk	550	535	3
Operational risk	832	779	7

The Bank took care to preserve a healthy balance between high returns to shareholders and maintaining more-than-adequate capital to support its activities. As a result, average capital grew 6% in 2006 to $4.2 billion. Shareholder value added, which is calculated by subtracting a cost of capital of 11% from available net income, stood at $384 million.

Economic capital is also allocated to the different portfolios and activities – and ultimately the different segments – according to their level of inherent risk. Three types of risk – credit risk, market risk and operational risk – are formally assessed using methods similar to those that will be used to determine regulatory capital when the Basel II Accord comes into effect. Detailed information on these risks is provided on pages 52 to 57 of this Annual Report. According to this methodology, approximately two thirds of capital is allocated, which means the Bank has more capital than it would need to satisfy the solvency criteria underlying the concept of economic capital.

Altogether, allocated capital increased 5%, reflecting the growth in activities during the year – especially within Personal and Commercial Banking (7%) and Financial Markets (9%). Although loans and bankers' acceptances grew 8%, capital allocated to credit risk was increased only 5% due to the migration of the portfolio towards loans representing a lower risk because of their nature – loans with a collateral mortgage, for example – or because of the financial soundness of the borrower.

Capital and risks were therefore actively managed during the year. The Bank continued to improve its activities and its loan and securities portfolio in order to achieve more predictable, and therefore higher quality, results immediately and in the years to come. For the past number of years, a substantial portion of income and added value has been returned to shareholders in the form of dividends and share repurchases without compromising the Bank's financial strength and its ability to grow and diversify its business.

Business Segment Analysis

Business Mix

National Bank's results are presented according to three main business segments.

- The Personal and Commercial segment provides transaction services, grants financing and offers savings and investment solutions to Bank clients. These products are offered by front-line sales and service personnel in the branches and commercial banking centres. They are also accessible through various remote banking channels and alternative networks.
- Wealth Management develops and manages savings and investment solutions for clients of the Bank and its mono-line subsidiaries such as National Bank Financial and Altamira, as well as clients of third parties.
- Lastly, Financial Markets caters primarily to the needs of corporations and institutions. It participates in capital markets both on behalf of this clientele and the Bank.

Personal and Commercial Banking is by far the most important of the three segments, accounting for just over 50% of the Bank's total revenues, net income and capital requirements. Compared to the other segments, Wealth Management activities require less capital and generate 21% of revenues and 16% of net income, while being allocated only 9% of the Bank's economic capital. In total, this represents 74% of revenues and 69% of net income from business relations with individuals with small and medium-sized enterprises.

Financial Markets uses 41% of allocated capital for market risk-taking and corporate financing. On the other hand, relatively low operating expenses allow it to generate approximately one third of net income, with one quarter of the total revenues earned by all three segments.

As a result, the Bank's total revenues and net income are generated by a variety of sources and activities, each with its own market dynamics and specific risk profile.


Business mix
Year ended October 31, 2006
Total revenues
Net income
Economic capital
53%
53%
50%
21%
16%
9%
26%
31%
41%
Personal and Commercial
Wealth Management
Financial Markets

Personal and Commercial Banking

The mission of the Personal and Commercial segment is to offer clients the Bank's full range of financial products and services via its branches, service outlets and remote banking, as well as through an extensive network of partners coast to coast. In so doing, it can meet the diverse needs of all its clients Canada-wide.

Segment results – Personal and Commercial Banking
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	1,367	1,299	5
Other income	806	749	8
Total revenues	2,173	2,048	6
Operating expenses	1,329	1,265	5
Contribution	844	783	8
Provision for credit losses	121	117	3
Income before income taxes	723	666	9
Income taxes	244	223	9
Net income	479	443	8
Average assets	47,379	43,956	8
Risk-weighted assets	29,710	28,808	3
Average deposits	30,669	29,947	2
Average loans and acceptances	46,638	43,235	8
Net impaired loans	94	88	7
Net impaired loans as a % of loans and acceptances	0.2%	0.2%	
Efficiency ratio	61.2%	61.8%	

Net income for the Personal and Commercial segment reached $479 million in fiscal 2006, up 8% over the previous fiscal year. Revenues increased 6% to $2.2 billion owing to balanced growth in net interest income and other income. This growth in business stemmed mainly from increases in loans, investment products and foreign exchange activities for businesses. Effective control over operating expenses and a slight increase in the provision for credit losses actively contributed to greater profitability. Efficiency gains were achieved, as reflected in the drop in the efficiency ratio from 61.8% in 2005 to 61.2% as at October 31, 2006. The increase in net impaired loans was 7%, but a mere 3% in the provision for credit losses due to business growth.

These excellent results were achieved by successfully pursuing a growth strategy that revolves around client satisfaction, employee engagement and competency development, and growth in high-performance products that meet market expectations – all factors that create value for clients and shareholders alike.

As its name suggests, this segment comprises two types of activities: services to individuals and services to businesses.

(1) See "Financial Reporting Method" on page 13.

Personal Banking

Total revenues – Personal Banking
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

2006	1,430
2005	1,338
Change in total revenues	6.9%
Credit activities	1.0%
Transaction activities	8.8%
Insurance activities	23.8%
Investing activities	9.3%

Personal Banking offers clients customized transaction, lending, credit card, insurance, deposit and investment solutions to help them achieve their financial goals.

Its more than 8,500 employees serve close to 2.5 million clients across Canada through a network of 451 branches, 801 banking machines and virtual service infrastructures adapted to current realities.

Personal Banking registered solid revenue growth in fiscal 2006. Total revenues rose 6.9%, spurred by a sustained increase in transaction revenues (8.8%), investing activities (9.3%) and insurance revenues (23.8%). This growth stemmed from our having focused on actively developing stable sources of revenue that entail no credit risk. This translated into increased diversification of revenues, of which only 42% are credit activities, down 3% from 2005.

For ease of understanding, the information on this segment's four key areas of focus – namely credit, transaction, insurance and investing activities – is presented separately. These activities are carried out as part of an overall approach aimed at providing integrated financial solutions geared to our clients' needs.

Credit activities
This heading covers all consumer loans, including mortgages, lines of credit and credit cards, as well as distribution agreements, such as those signed under partnerships.

Fuelled by a brisk economy and stepped-up business development efforts, the volume of retail credit activities grew 7.0% in 2006. The most dramatic increase was recorded in the secured loan category, where home equity lines of credit (our All-In-One solution) as well as investment loans distributed through partnerships climbed sharply.

The past fiscal year was characterized by stiff competition for mortgages in Canada. As a result, the net interest spread narrowed 11 basis points. The Bank reacted at two levels to this context of strong downward pressure on product pricing and lending criteria. First, because our mortgage lending criteria have not changed over the years, we were able to maintain our credit risk exposure from the speculative condominium market at a low level.

Second, we focused on improving our innovative credit tools such as the popular All-In-One home equity line of credit, which offers greater profitability than conventional products. The All-In-One has the features of a universal account, enabling clients not only to consolidate all their personal and mortgage loans in a single account, but also to use it in a completely transparent manner as a low-fee transaction account. The All-In-One was further enhanced in 2006 to allow clients the option of dividing the product into one or more sub-accounts, for income tax or other purposes, making it an even more versatile financial management tool. The product has also become more accessible, as eligible clients can now finance up to 90% of the market value of their property, instead of 75% previously.

Retail credit, including securitization

As at October 31, 2006
(millions of dollars)

Total retail credit	**33,346**
Year-over-year change	7.0 %
Secured credit	**27,205**
Year-over-year change	8.6 %
Insured residential mortgage loans	(0.3)%
Conventional residential mortgage loans	10.8 %
Mortgage-backed personal lines of credit	34.4 %
Total mortgage credit	6.5 %
Other secured loans	62.8 %
Other personal loans	**6,141**
Year-over-year change	0.2 %
Credit card advances	2.2 %
Regular lines of credit	1.6 %
Other loans	(3.7)%

The Bank is an industry leader in the design and production of financial products for third-party distribution networks. In 2006, over 25% of Personal Banking volume growth was attributable to the success of these agreements and the diligent work of the nearly 10,000 advisors at the companies that distribute our products and services. Furthermore, these partners primarily serve clients who, because of their geographic location, were not previously served by the Bank, and who represent a select group with a lower-than-average risk profile.

The distribution agreements signed in recent years with some Power Financial Corporation companies, certain associations or major insurance companies have yielded excellent results, confirming that this component of our strategy was effective in developing new markets outside Quebec. During the fiscal year ended October 31, 2006, investment loans granted under these agreements rose 62.8%.

With respect to unsecured loans granted on the basis of the borrower's creditworthiness, gains were generated by credit cards and lines of credit. The 3.7% decrease in other loans reflects our strategy of prioritizing revolving credit financing.

The Bank is one of the largest issuers of MasterCard credit cards in Canada. During the summer, it launched a major credit card for young adults. The card offers all the advantages of a Regular MasterCard, plus a hip, one-of-a-kind design – it's the first vertical MasterCard in Canada – for the young person who wants something different. As a result of strategies employed to increase the use of all types of credit cards, purchases and cash advances charged to accounts increased 4%.

In total, secured loans represented 82% of all credit granted to individuals, and other loans, 18%.

Transaction activities

The financial success of a bank hinges more on developing relationships of trust than on a clientele building strategy based strictly on lowest price. That is why National Bank offers a complete range of products, services and packages, from the most affordable to the most comprehensive, to meet its clients' diverse needs. Clients can therefore select solutions that match their spending habits, the number of transactions they carry out and how they do their banking.

In mid-year, the Bank modified the parameters of its free service offering for clients aged 60 and over, and launched the Perspective banking program. This change, made necessary by the aging of the population, will prevent long-term erosion of transaction revenues.

Between October 2005 and October 2006, the average volume of deposit transactions rose 2.6%. Rising interest rates over the course of the year led to a 37-basis-point increase in the net interest spread on deposits, which partly compensated for the narrower spread on loans.

In terms of electronic transactions, Internet banking has been steadily gaining momentum since it was first introduced. Total web-based transactions and the number of clients migrating to online services grew again in 2006. Over the past 5 years, the number of transactions has climbed 28%, to reach 315 million in 2006. Electronic transactions(1) continued to rise and now account for 276 million, or 88%, of all transactions. Internet transactions, which accounted for 2% of transactions in 2001, now represent 6% of the total.

Moreover, the Bank once again did a good job preventing debit card fraud by keeping losses in check and minimizing the impact on clients.

The www.nbc.ca portal, which offers clients easy, reliable access to the Bank's products and services, also continued to grow in popularity. Recent improvements have made it even easier for users to choose from among the Bank's products and services, which has translated into greater client satisfaction. In 2006, the number of clients signed up for transaction services on the Bank's website rose 14%.

(1) Other than in-branch or cheque transactions

Insurance activities
National Bank Insurance offers a full range of insurance products through three subsidiaries that contribute to the *Bank*'s profitability. National Bank Life Insurance Company focuses chiefly on insurance products for credit instruments (credit cards, mortgage loans and consumer loans). National Bank General Insurance Inc. specializes in direct sales of automobile and home insurance. Lastly, National Bank Insurance Firm Inc. is a brokerage firm that offers life and health insurance products to consumers and businesses.

In fiscal 2006, National Bank Insurance revenues grew 23.8%, taking into account gains on securities. The rise in written premiums and commissions at the three insurance subsidiaries explains this jump in revenues. Premiums on loan and credit card payment insurance from National Bank Life Insurance Company climbed 8% and 10%, respectively. In addition, National Bank General Insurance passed the threshold of 100,000 insured vehicles and properties in 2006, an increase of 16% in one year, owing to the terrific success of home insurance, which was launched in April 2005. The company continues to enjoy excellent recognition and is among the most frequently consulted insurers in Quebec.

Investing activities
The branch network acts as the distributor of an extensive range of investment products that are divided into two categories. The first category consists of registered and non-registered deposit products, substantially all of the revenues of which are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally offered by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

For deposit products, fiscal 2006 was characterized by heightened investor interest in fixed-rate GICs. These products accounted for more than 30% of the year's net inflows for investment products offered through the branches. Moreover, the rise in interest rates helped improve profitability on these products.

As for products designed by subsidiaries, the Strategic Portfolios and the Private Investment Management (PIM) service remained the primary sources of investment product sales generated by referrals from the branches. Strategic Portfolio long-term assets climbed 31% to reach $3.5 billion. PIM service assets also grew dramatically over the year, primarily thanks to the branches' contribution.

To round out their offering, the branches have been distributing the new income funds developed by National Bank Securities (NBS) since May 15, 2006. These products offer either fixed or variable distributions to best respond to clients' liquidity requirements.

These investment products are sold and distributed through our financial services managers and personal bankers in the branches. Joining this team of traditional branch personnel is the National Bank Wealth Management specialized team of financial planners. This group has been deployed in the branch network with the goal of developing the savings management market among upscale clients and is pivotal in providing value-added wealth management advisory services. The team of financial planners, which now numbers more than 300, can draw on integrated solutions to meet the banking and credit needs of their clients and, when asked, *can meet* with them at their home or office. Clients who wish to hold securities directly can be referred to *National Bank* Direct Brokerage (NBDB) or Individual Investor Services at National Bank Financial. In addition, a specialized team of retirement investment advisors offers a range of services for clients' retirement needs.

The Bank also offers Private Banking services for financially active wealthy clients with more complex needs who prefer to leave the management of their financial affairs to experts.

Challenges

- Increase recurring revenues
  In order to increase revenues at a faster pace than economic growth, the Bank must implement solid income-generating initiatives with excellent profitability prospects.

- Build client loyalty
  Increased competition poses a challenge for retaining clients, who are ever more demanding and subject to intense solicitation from conventional and specialized players.

- Enhance operating efficiency
  Keeping expense growth lower than revenue growth is a key challenge in order to increase our profitability in the face of a mounting regulatory burden and a growing number of product and service delivery channels.

Strategies and Achievements

- Develop new markets
  - *Maximize gains from partnership agreements.* With a loan volume of $2.6 billion and revenues growing well ahead of costs, the partnership program has reached the critical mass needed to contribute to the Bank's overall profitability. By systematically applying the development plan, centred on quality service and solutions, we will be able to increase this contribution, further diversify our revenues and reach a brand-new client base.
  - *Prioritize development of insurance activities.* Owing to its distribution expertise, know-how and high profile, National Bank Insurance is well positioned to offer attractive insurance solutions to a wide array of retail and business clients. In 2006, National Bank Insurance Firm Inc. started distributing group insurance, while National Bank Life Insurance Company bolstered client enrolment in loan insurance and credit card payment insurance contracts. For its part, National Bank General Insurance Inc. lowered the total loss rate while rapidly expanding our home and automobile insurance activities.
  - *Increase the Bank's presence within cultural communities.* Through its strong presence in urban areas and the experience it has gained within cultural communities, the Bank is in a position to strengthen its ties with these communities.

- Better meet clients' expectations
  - *Take service quality to a higher level.* Since 2001, overall satisfaction among Personal Banking clients has grown steadily, due to the special attention paid to the quality of the client experience.
  - *Adjust our service offering to respond to clients' needs.* We are currently making a concerted effort to deepen our understanding of the various client groups, in order to offer them products and services better suited to their situation and optimize our relationship with each of them. The success of our offering tailored to health professionals illustrates the potential of this approach.
  - *Simplify life for clients.* Two prime examples of low-cost solutions that simplify life for clients are the comprehensive All-In-One home equity line of credit, which allows clients to consolidate different types of products, and the recently introduced RRSP line of credit, which eliminates the need to apply for a new RRSP loan every year.
- Become the primary financial institution of a maximum of clients
  - *Increase the number of products held per client.* The drive shown by our diverse networks of advisors has generated single-year increases of between 2% and 6% in the number of products held per client (depending on the type of client), continuing a multi-year trend. This resounding success can be explained by greater synergy between the Bank's various segments and its competent, highly trained personnel.
  - *Offer integrated solutions.* With respective growth rates of 34% and 31% in one year, the All-In-One home equity line of credit and the long-term Strategic Portfolios are excellent examples of the relevance of comprehensive solutions that allow us to build durable relationships with clients.
  - *Ensure the best advisor-client fit.* With over 600 advisors dedicated exclusively to developing our wealthy and upscale banking client segments, we are better positioned than ever to meet the increasingly complex needs of these select clients, thereby becoming their primary retirement manager.
- Adopt the best sales and management practices and tools
  - *Deploy the best technological tools.* In 2006, we rolled out Management of Client Opportunities, a platform that facilitates sales efforts by giving our advisors an overview of clients' potential financial needs.
  - *Step up automation for enhanced operational quality and faster service.* During the fiscal year, the number of Internet Banking Solutions subscribers climbed 14%, which increased our penetration rate of the transaction account holder market by more than 5 percentage points.
  - *Maintain the right balance between sales and service.* Simultaneously promoting a dynamic sales culture and the migration towards a client-centric enterprise is a delicate balancing act. Our efforts are producing good results, as evidenced by the 26% increase over the past five years in the number of individual clients who are "very satisfied" with the service they receive at National Bank.

Commercial Banking

The mission of Commercial Banking is to be a leader in Quebec and in niche markets elsewhere in Canada by leveraging its core strengths: multi-expertise, innovation and proactivity. Close to 150,000 commercial clients rely on the Bank's 70 business centres and its network of 451 branches for a wide range of solutions and specialized products that meet the needs of businesses at every stage of their development.

Total revenues – Commercial Banking

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Lending activities	348	340	2
Small businesses	81	81	-
Commercial	236	232	2
Energy	31	27	15
Non-lending activities	395	370	7
Total	743	710	5

(1) See "Financial Reporting Method" on page 13.

Commercial Banking revenues increased 5% in 2006 to total $743 million. Revenues from lending activities rose 2%, attributable to loan volume growth, which was impacted by a narrowing of the net interest spread. Non-lending activities, less sensitive to changes in the economic cycle, posted the strongest revenue growth, with increases of 22% in foreign exchange revenues, 8% in revenues from international services and 5% in deposit revenues.

Overall, revenues from non-lending activities rose 7% during the year and contributed 53% to the segment's total revenues, or 1% more than in 2005, reflecting the Bank's strategy of growing activities that do not entail credit risk.

In order to make the Bank's lending and non-lending activities easier to understand, they are presented separately in the information that follows. These activities are carried out as part of an overall approach aimed at offering clients integrated financial solutions.

Lending activities

In Quebec, some 40% of bank loans to businesses are made by National Bank. Over the past few years, Commercial Banking has sharpened its focus on improving profitability in each of its business relationships by applying very rigorous credit underwriting standards and ensuring that pricing reflects both the value of products and services and the risk incurred.

Revenues from loans to mid-sized enterprises increased 2% in 2006; the growth in assets was offset, however, by a narrower net interest spread on these loans. This commercial segment, which provides financing for medium-sized enterprises outside capital markets, benefited from increased business in Quebec and Atlantic Canada. The dedicated groups for specialized client segments, such as the healthcare, film and television, and high-tech sectors, also posted very good results. These groups grew their revenues by 42% on average, from both lending activities, where most of the revenues were generated, and from non-lending activities.

Among the segment's niche markets outside Quebec, the largest is without a doubt energy financing in Western Canada. Taking into account corporate financing granted by the Financial Markets segment, the credit granted to this industry increased by 35% during the year to $2.1 billion as at October 2006. The Bank's main target is emerging businesses in the primary sector and service companies in the fossil fuel industry. In addition, the Bank has turned its attention in the past two years to agricultural financing in Ontario and Western Canada, concentrating on large-scale financings and on production areas in which it has already developed expertise in the Quebec market.

Revenues from loans to small enterprises were stable during the year, since the 10% growth in assets was also offset by the narrowing of the net interest spread. In the small credit and remote commercial services market, the BusinessFlex Centre inc. recorded a steady rise in its loan volumes, mainly as a result of client demand for term loans. This program is geared primarily to borrowers with a line of credit of less than $100,000 or total borrowing under $250,000. BusinessFlex also opens the door to all the Bank's products, including domestic and international payments, cash management and investments.

Portfolio quality is a constant priority. In spite of the rise in the Canadian dollar, which had a direct impact on goods-producing businesses that compete with foreign companies, and the increase in fossil fuel prices and interest rates, there is every indication that SMEs are holding their own for the moment. During the year, there was a 5% increase in the number of commercial bankruptcies in Quebec, a phenomenon that for the time being is confined to certain sectors. The segment's average risk rating remained stable.

Non-lending activities

An increasing share of Commercial Banking revenues is being generated by non-lending activities, including considerable deposit and cash management activities, international services, electronic transactions and complementary services available from other members of the National Bank financial group. Commercial Banking advisors work closely with the Personal Banking and Wealth Management segment in order to look after the personal financial needs of client company executives.

Between October 2005 and October 2006, revenues from deposits – the largest component of non-lending activities – were up 5% due to a rise in the volume of business deposits. Higher interest rates during the year led to a 20-basis-point increase in the net interest spread on deposits, which more than offset the reduced spread on loans.

The international component of activities is also very important to the Bank. Revenues from international services were up 8% as a result of an increase in electronic activities and revenues from import letters of credit and guarantee. The decentralized business development model, used in every region of Quebec and focusing increasingly on Ontario, Atlantic Canada and Western Canada, continued to deliver results. Many of the Bank's business centres have international trade managers whose role is to advise commercial clients on export financing and international trade risk management. Moreover, the Bank's NatExport division provides factoring services to exporters.

A highlight of fiscal 2006 was the deployment of a structured financing team whose mandate was to satisfy the more complex needs of clients who are active on international markets and to enter into service agreements with international financial partners. Strong emphasis was also placed on personalized customer service.

Foreign exchange operations, for their part, continued to expand vigorously in 2006.

Challenges

- Increase revenues outside Quebec
  Backed by leading-edge expertise in the energy sector, agricultural markets and commercial credit, the Bank must increase its presence in selected markets outside Quebec that offer the best prospects for profitable growth.

- Strengthen our competitive position
  Consolidating client relationships is essential to strengthening our competitive position, which in turn will enable us to stand up to expanding sources of competition.

- Grow revenues from non-credit sources
  Higher foreign exchange, insurance and deposit revenues as well as revenues from referrals to in-house partners are the key to growing revenues from activities with no credit risk component.

- Maintain loan portfolio quality
  Balancing rigorous underwriting and clients' financing requirements is essential in order to solidly position ourselves for the next phase of the economic cycle.

Strategies and Achievements

- Help businesses tackle strategic challenges
  - *Reduce the impact of currency fluctuations*. The 22% increase in foreign exchange revenues is proof that our customized strategies to help Canadian exporters hedge against currency risk in a wide range of markets are effective.
  - *Go with clients as they enter international markets*. The signing of service agreements with the major financial groups UniCredit Group and Standard Chartered Bank will help us offer clients tangible support as they expand into foreign markets, especially in Europe, Asia and the Middle East.
  - *Recognize the financial capacity of stronger companies*. Customizing term financing to meet the borrowing needs of our stronger clients resulted in a 31% increase in this type of loan to SME clients.
  - *Ensure the smooth transfer of company ownership*. Transferring corporate control is a delicate process with financial, organizational and emotional dimensions. We offer employee training as well as dedicated teams and programs to support owner-managers in crystallizing the value of the business they have built up and positioning it to continue into the future. In 2006, the Bank identified and met with a large number of businesses embarking on this process.
- Build deeper relationships with clients
  - *Increase the proportion of business that clients entrust to us*. When the integrated business solution approach is stepped up next year, electronic services, insurance, credit cards, deposits and international services will play a central role in business development. This approach has already paid off for the BusinessFlex Centre: the average number of products owned by clients is 60% higher at the Centre than for clients as a whole.
  - *Acquire new clients*. Steady improvement in client satisfaction, as evidenced by the 37% growth over five years in the number of clients who stated that they were very satisfied with the services they had received, enabled the Bank to increase its banking market share of commercial financing in virtually every segment in Quebec, and led to lucrative new business relationships.
  - *Propose solutions adapted to the market*. In order to respond to concerns over the prospect of higher interest rates, Commercial Banking launched the Prime Rate GIC during the summer. The interest rate for this deposit product varies monthly according to the Bank's prime rate. It was very well received by clients, with deposits in excess of $80 million as at October 31, 2006.
- Replicate successful models in order to increase growth outside Quebec
  - *Expand our expertise in agricultural and agri-food markets*. As the leading bank in Quebec's agricultural market, the Bank is well positioned to further expand its presence in selected segments of agricultural and agri-food markets across Canada. Of all loans to this niche market, 12% were made outside Quebec, and growth in loan volumes outside Quebec grew 9% in 2006.
  - *Transpose our success with international services*. With revenue growth of 22% and 8%, respectively, in 2006, foreign exchange operations and international services are key growth areas and a cost-effective way to forge new business relationships outside our core market.
  - *Reproduce the success of the specialized groups*. Commercial Banking has carved out an important place for itself in healthcare, film and high-tech through an approach focusing on specialization in order to stay attuned to the issues and challenges facing each sector. In 2006, revenue growth for these groups ranged between 31% and 55%, for an average of 42%.

Wealth Management

As the Canadian population ages and household wealth increases, the need for credit is giving way to savings and wealth management, a niche that the Bank has successfully carved out and continues to expand at a steady pace.

The members of the Bank's Wealth Management team cover every aspect of the personal investing universe as part of a coherent strategy. The Bank offers its clients full-service and discount brokerage services, trust services, 99 proprietary mutual funds and 31 fund portfolios (or wrap funds), as well as in-branch financial planning and private banking services. These services are complemented by our line of managed products which enable clients to benefit from advanced diversification techniques that are economical and easy to use.

Our wealth management strategy is anchored by our branch network, specialized distribution channels and the financial advisors at National Bank Financial (NBF). In the branches, our representatives, financial services managers and personal bankers sell basic products such as mutual funds and discount brokerage services. As soon as a client has a larger asset base or demonstrates strong growth potential, our Wealth Management financial planners and Private Banking account managers take over.

The advisors at NBF and our specialized distribution channels also play a vital role in the Bank's wealth management strategy. What's more, neither one has to rely on the branch network for clients or to meet their wide-ranging needs. National Bank Insurance Firm, for its part, sees to the financial security needs of clients through individual life insurance annuities for business owners as well as group RRSPs.

The scope of these distribution networks combined with our innovativeness and competitive returns have made National Bank a Canadian leader in wealth management. Indeed, the Bank accounts for 19% of mutual fund assets invested with Quebec deposit-taking institutions and is the second-largest issuer of principal protected notes in Canada.

Segment results – Wealth Management

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	121	101	20
Other income	737	702	5
Total revenues	858	803	7
Operating expenses	635	621	2
Income before income taxes	223	182	23
Income taxes	74	68	9
Non-controlling interest	6	3	100
Net income	143	111	29
Average assets	830	882	(6)
Risk-weighted assets	1,251	2,866	(56)
Average deposits	6,094	3,562	71
Efficiency ratio	74.0%	77.3%	

The Wealth Management segment posted net income of $143 million in 2006, representing a 29% increase over the previous fiscal period. The sale of shareholder management activities contributed $5 million to the growth in net income. At $858 million, revenues rose $55 million, or 7%, from $803 million in 2005. Trust management, mutual fund and discount brokerage activities were the main sources of growth. Operating expenses climbed 2%, i.e., a third of the growth rate in revenues, to stand at $635 million. As a result, the efficiency ratio recorded a marked improvement, from 77.3% in 2005 to 74.0% in 2006.

In terms of revenues, 2006 was characterized by balanced and continued business expansion. Brokerage activities grew $11 million, sustained by robust asset growth; mutual fund activities got a boost from the popularity of Altamira's CashPerformer account and other investment solutions, such as the Strategic Portfolios and the new monthly income portfolios offered by branches; trust activities benefited from the renegotiation of institutional contracts and strong growth in Private Investment Management assets.

Overall, this success reflects the soundness of our strategy, as well as the quality of both the products and services delivered by our advisors, who develop strategies tailored to each market and each investor's individual needs and goals.

The total assets managed or administered by our Wealth Management units rose $8 billion to total $229 billion ($201 billion, excluding assets presented in more than one category). Personal financial assets managed or administered by National Bank (including third-party products) increased 14% to reach $133 billion. All units involved in managing or distributing non-institutional solutions posted gains, with the Correspondent Network leading the way. Institutional assets, such as pension funds, and transfer and custody operations were lower due to the renegotiation of internal and external management contracts and less profitable custody contracts.

Assets under management or under administration and revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	Assets under management or under administration			Revenues		
	2006	2005	Change %	2006	2005	Change %
National Bank Financial	49,314	44,932	10	509	504	1
NBCN Inc. (Correspondent Network)	54,585	45,677	20			
National Bank Direct Brokerage	9,703	8,686	12	50	44	14
Securities brokerage	113,602	99,295	14	559	548	2
National Bank Securities	8,070	7,448	8	71	62	15
Altamira Investment Services	3,837	3,709	3	71	57	25
Mutual funds	11,907	11,157	7	142	119	19
National Bank Trust – Institutional	47,841	58,701	(19)	101	84	20
National Bank Trust – Individuals	18,067	16,211	11			
Natcan Investment Management	31,571	30,636	3	53	52	2
Other (mortgages sold)	5,761	5,132	12	3	–	–
Gross total	228,749	221,132	3	858	803	7
Institutional and other funds	67,907	78,768	(14)			
Assets presented in more than one activity	27,451	24,919	10			
Total retail assets	133,391	117,445	14			

(1) See *"Financial Reporting Method" on page 13.*

Securities Brokerage

The Bank's securities brokerage subsidiaries made significant progress in increasing their efficiency during the year as a result of strict application of business plans, which clearly identify their respective areas of activity, thereby fostering productive interaction and synergy in shared support services. The emphasis placed on enhancing advisory services and securing relatively major client accounts enabled our full-service broker National Bank Financial to boost profitability, increase the efficiency of its financial advisors, and expand the proportion of managed assets, which provide a more stable source of revenues. Good cost control and appropriate product and service pricing also helped NBF to achieve greater efficiency.

Our discount brokerage, National Bank Direct Brokerage, recorded an increase in all its main performance indicators by emphasizing its role as a provider of leading-edge transaction solutions to investors interested in direct trading, and by coordinating its activities with the branch network.

Full-service brokerage

Overall, revenues at National Bank Financial's Individual Investor Services and its Correspondent Network (NBCN) advanced by $5 million to total $509 million.

The Bank earns most of its securities brokerage revenues from NBF Individual Investor Services, whose extensive team offers investment advice, full-service brokerage, portfolio management and a vast selection of both non-proprietary and proprietary products through some 730 investment advisors working out of 85 branches across Canada.

In 2006, NBF's assets rose 10% to reach $49 billion, pursuing its trend of steady year-over-year growth. Assets and revenues per advisor also increased further to the efforts deployed to enhance the profitability of each client account. These results were obtained despite a mid-year slowdown in financial market activity, and moderate activity in IPOs, particularly for income trusts.

NBF focuses considerable attention on recruiting new talent to succeed advisors who are reaching retirement age. Mentored by seasoned advisors, the new recruits receive a solid grounding in their profession that increases the chances that they will stay at NBF and favours access to top-tier clients.

As a result of NBF's entrepreneurial philosophy, in 2006 it was ranked as one of the top three bank brokerages in Canada, according to a survey of investment advisors conducted by *Investment Executive*. NBF came first in 12 categories including corporate culture, freedom in selling products, and ethics.

NBCN offers third-party clearing and brokerage services. It is by far Canada's leading provider of such services, with more than 100 associated organizations. In addition to its contribution to top and bottom lines, NBCN augments NBF's results by enabling it to substantially reduce cost-per-trade pricing for capital market transactions and custody operations. This network also packs considerable distribution power, which has raised market shares of groups specializing in corporate financing and fixed-income securities. In 2007, efforts will be intensified to identify additional synergies between NBF and NBCN.

National Bank Direct Brokerage

National Bank Direct Brokerage is one of the largest discount brokers in Canada and a leader in Quebec. NBDB had another good year, with 14% growth in its revenues. Margin lending, a loan category that is fully guaranteed by assets, was up 19%. Trading volume expanded by 16% while assets under management advanced 12% to stand at $9.7 billion, thanks in part to the work of our branch network financial planners, who refer their do-it-yourself investors, and to the migration of certain accounts from NBF.

The effort that went into developing applications to more fully meet clients' needs led to significant 41% growth in the number of automated trades. The number of clients who are now trading without having the suitability of their trades validated also increased by 40%.

At year end, NBDB and National Bank MasterCard teamed up to offer a unique solution to clients holding securities at competing institutions. Clients who transfer more than $15,000 of assets to NBDB can earn points on their National Bank MasterCard credit card. This initiative is part of the segment's strategy of fostering synergy between different internal partners.

In February 2006, NBDB earned the Direct Brokerage Service Award for a second consecutive year from the independent research firm Dalbar for quality of customer service among Canada's largest discount brokerage firms. Further enhancements will keep NBDB on the leading edge of customer service, such as the addition in recent months of new functionalities to the NBDB transaction site, as well as to the voice response unit. In addition, NBDB now offers one of the most competitive pricing structures on the market for active investors, which will put downward pressure on the revenues collected from this clientele.

Mutual Funds

National Bank has a firm footing in the mutual fund industry. Because of their ability to deliver innovative, comprehensive and effective solutions, our two fund managers, National Bank Securities and Altamira Investment Services (Altamira), now manage in excess of $11.9 billion in assets, in addition to the substantial investments in the popular CashPerformer account. Rounding out this manufacturing capability is a large-scale distribution structure spearheaded by the Bank's branch network, external networks like those of NBF and the independent financial advisors, as well as Altamira's direct network.

During the year, the efficiency of the integrated team for external broker sales support, recently renamed National Bank Advisor Distribution, gave a boost to the branch network's already-excellent sales results for long-term funds. This combined National Bank Securities/Altamira team offers complete service and access to a wide range of solutions, including mutual funds, guaranteed investment certificates and protected principal notes, an area of expertise in which the Bank has considerable success.

National Bank Securities

National Bank Securities grew its revenues by 15% during 2006 to total $71 million. Long-term fund assets rose 21% to stand at $6.0 billion, driven by the popularity of the Strategic Portfolios distributed through the branches – Strategic Portfolio assets expanded by 31% to $3.5 billion – as well as stock and bond market performances.

All in all, assets at National Bank Securities increased 8% to $8.1 billion, with a decline in corporate liquidity, cash management and individual money market fund assets at the beginning of the year offsetting the strong growth in long-term funds. The migration of assets toward long-term funds, especially our wrap accounts, helped raise the value added per dollar invested by clients.

In the second half of the year, National Bank Securities put considerable effort into the deployment of a new series of six monthly income portfolios, which are off to a promising start. These new portfolios, which are turnkey solutions, provide investors with regular monthly income as well as healthy portfolio diversification and an attractive tax structure. In fall 2006, net sales of Income Solutions were as strong as sales of Strategic Portfolios at branches.

In terms of internal business development, combining the National Bank Securities and NBDB teams will mean coordinated promotion of investment solutions and discount brokerage services while maintaining cost control.

National Bank Securities received a distinction from the research firm Dalbar in May 2006: it was ranked in the first quartile of major Canadian mutual fund companies for the clarity of its client portfolio statements.

Altamira Investment Services

Altamira experienced 25% revenue growth, from $57 million in 2005 to $71 million in 2006, owing to the outstanding success of the CashPerformer high yield account. Created in December 2004, this account comprised assets in excess of $4 billion less than two years later, or more than half the total assets invested in Altamira funds, amounting to $8.6 billion.

Thanks in part to the CashPerformer account, Altamira significantly strengthened its relations with the independent investment advisor network outside Quebec in 2006. Under this impetus, Altamira rolled out an innovative range of 12 fund portfolios last fall, the Meritage Portfolios. These portfolios consist of funds from leading managers recognized for their consistent returns and solid track record. The portfolios are particularly attractive to independent financial advisors, who require total transparency and complete objectivity.

In addition, we continued aligning our direct network's sales efforts by paying particular attention to expanding our knowledge of our clients, reorganizing sales teams and assigning clients to the right advisors. These initiatives are aimed at enhancing the service quality delivered to clients, ensuring their loyalty and increasing retention of our employees.

Investment Management

Natcan Investment Management (Natcan) was very active in 2006, notably in striving to adapt its services as closely as possible to the needs of each of its client segments: internal and external institutional investors who want to optimize their risk/return trade-off, and Bank clients more inclined toward minimizing the downside risk to their invested assets.

Assets under management increased by $935 million to total $31.6 billion in October 2006. Revenues rose $1 million, to $53 million. Natcan benefited from across-the-board growth in National Bank mutual funds as well as the rapid expansion of Private Investment Management, which was also partially responsible for the increase in assets administered by National Bank Trust.

Increasing returns on managed assets and retaining these volumes were two major concerns during the past year. The best teams are now in place to provide top quality service to internal and external clients. Moreover, thanks to the introduction of new technology tools, Natcan can now evaluate business compliance on an ongoing and transparent basis, a service much valued by institutional clients.

Trust Services

National Bank Trust once again posted exceptional results in 2006. Revenues were up 20% to total $101 million as a result of spectacular growth in its Private Investment Management service. Assets under management with this service rose 25% to stand at $5.8 billion, and the client base increased by approximately 2,000 during the year.

National Bank Trust's success in private investment management is due to a number of factors: the product's flexibility, the expertise of Natcan and external managers, and the reduction of yield volatility through the use of hedge funds and tactical deviation of asset weightings. Its success can also be traced to the professionalism of Bank advisors, particularly the financial planners at National Bank Wealth Management and Private Banking account managers. Also, the Bank's strong presence among Quebec businesses and its ability to support entrepreneurs following the sale or transfer of their businesses have been the source of many investments exceeding $1 million.

During 2006, National Bank Trust clarified its mission based on its ability to contribute to business development in the Bank's wealth management segment, provide better fund administration services both in house and to certain partners, and deliver securities custody services to a target institutional clientele.

Challenges

- Enhance the Bank's relative strength in wealth management
  Wealth Management's main challenge is to fully capitalize on its larger market share of savings than the Bank's relative size in the Canadian market. This is also a unique opportunity to increase the proportion of the Bank's revenues from sources other than credit activities.

- Accelerate growth outside Quebec
  The Wealth Management segment must accelerate business development outside Quebec to seize opportunities created by more rapid population growth in certain Canadian provinces and higher disposable incomes.

- Increase penetration of our investment solutions
  In the face of intense competition, we must further differentiate our investment solutions in order to better respond to clients' expectations and preferences.

- Foster synergy
  Creating greater synergies within the Wealth Management segment, as well as with other Bank sectors, is indispensable to offering clients integrated solutions and strengthening our relations with them.

- Constantly review our solutions
  To ensure the optimum performance and quality of our solutions, we must constantly monitor our product portfolios, management techniques and the competitive context in which they are offered.

Strategies and Achievements

- Use our best solutions to grow outside Quebec
  - *Broaden the scope of high-growth products.* National Bank Trust grew its Private Investment Management service by $1.2 billion in 2006, mainly in Quebec, to total $5.8 billion. The service is now sparking interest in other markets, especially Ontario, where Altamira is spreading the word, and also in Atlantic Canada.
  - *Strengthen ties between Altamira and external brokers.* Altamira's CashPerformer account has been a resounding success on the Canadian financial scene, with accumulated deposits surpassing $4 billion less than two years after its creation. Strengthening the ties established with thousands of external brokers – an objective to which the new Meritage fund portfolios will contribute – is a priority development area for the company.
  - *Emphasize managed assets.* In response to the increasingly sophisticated needs and expectations of its clientele, our full-service broker National Bank Financial offers investment solutions focused on dynamic asset management, such as the popular Ambassador portfolio service. This type of initiative and enhanced sales strategies enabled NBF to increase the proportion of its assets under management outside Quebec by 3% in one year and 8% in three years.

- Distinguish the Bank's solutions from those of competitors
  - *Launch products with a high value-added component.* The Meritage fund portfolios launched by Altamira in October bring the best fund managers in the industry together under one roof, while meeting the stricter objectivity criteria of the independent brokers who distribute them, since these portfolios are comprised of funds external to the National Bank group.
  - *Offer the right solutions to the right clients through the right advisors.* Eliminating overlap, clarifying the roles of our various operating units and sharpening our focus on the client's needs are all paying off, as the increase in savings volume in each product category has shown.
  - *Remain at the forefront of business compliance.* Natcan's introduction in 2006 of leading-edge technology dedicated to ongoing analysis of compliance with investment policies has placed it among the top managers with the country's best control structures.

- Catalyze energies
  - *Create joint teams.* Setting up joint business development teams, such as those created during the year involving National Bank Securities and Altamira, as well as a new team pairing National Bank Securities and NBDB, is an effective way to increase product penetration as well as client retention, while complying with regulatory requirements.
  - *Refocus certain activities in order to eliminate distractions.* With the sale of its shareholder management activities and the refocusing of its securities custody activities, National Bank Trust can now concentrate more on developing its successful activities, such as the Private Investment Management service.
  - *Further enhance productivity gains.* In a single year, Wealth Management reduced its expense ratio from 77.3% to 74.0%, thereby substantially increasing the segment's contribution to the Bank's aggregate profitability. Use of the leverage effect through faster revenue growth than expense growth is one of the main strategic priorities for 2007.

Financial Markets

The Financial Markets segment encompasses brokerage and financing services offered to corporate and institutional clients by National Bank and its brokerage subsidiaries, National Bank Financial Inc. and National Bank Financial Ltd. (collectively National Bank Financial or NBF), and the Bank's own investment and trading operations. Financial Markets' activities extend well beyond financing operations in debt and capital markets and include functions that are essential for the sound operation of a major bank, such as funding, asset/liability matching and investment portfolio management.

The Financial Markets segment comprises some 30 profit centres, reflecting the diverse nature of its activities. The objective behind this diversification is twofold: maintain leading-edge expertise across all markets and the full spectrum of products, and minimize capital requirements by taking advantage of the effects of risk diversification among products and markets. Insofar as opportunities on capital markets fluctuate with the economic cycle and the particular features of each instrument, such diversification reduces the volatility of individual revenue streams and ensures greater stability of overall results.

Over the years, Financial Markets has developed new activities, expanded existing niches and substantially increased its productivity. As a result, the Bank's external and internal clients now benefit from greater knowledge and expertise in such areas as foreign exchange, financial derivatives, energy, financial engineering and other, more traditional, activities.

Segment results – Financial Markets

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Net interest income	141	309	(54)
Other income	917	671	37
Total revenues	1,058	980	8
Operating expenses	610	595	3
Contribution	448	385	16
Provision for credit losses	4	8	(50)
Income before income taxes	444	377	18
Income taxes	152	132	15
Non-controlling interest	9	1	
Net income	283	244	16
Average assets	67,839	51,809	31
Risk-weighted assets	20,085	17,871	12
Average deposits	29,183	24,099	21
Average loans and acceptances	3,561	2,881	24
Net impaired loans	22	29	(24)
Net impaired loans as a % of loans and acceptances	0.6 %	1.0%	
Efficiency ratio	57.7%	60.7%	

(1) See "Financial Reporting Method" on page 13.

Net income for Financial Markets totalled $283 million in 2006, up 16% over the previous fiscal year. Total revenues rose 8% to $1,058 million, while operating expenses increased 3% to $610 million. Consequently, the efficiency ratio at Financial Markets went to 57.7%, for a year-over-year improvement of 3%, driven by cost control measures and a shift in revenue streams to activities with lower payout.

The provision for credit losses stemming from the corporate loans portfolio remained fairly low due to favourable economic conditions in 2006 and the quality of the Bank's portfolio. Average assets, consisting primarily of securities, grew 31% to $67,839 million and credit to corporations increased 24% to $3,561 million.

Revenue breakdown – Financial Markets

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	Change %
Trading revenues			
Interest rate	51	71	(28)
Equities	276	244	13
Commodity, precious metal and currency contracts	25	28	(11)
	352	343	3
Banking services	132	139	(5)
Financial market fees	269	302	(11)
Gains on securities	152	56	171
Other	153	140	9
Total	1,058	980	8

The breakdown of 2006 revenues shows once again the advantage of diversified income streams. One noteworthy development this fiscal year was the significant increase in securities gains and other revenues. Vigorous equity market activity led to investment gains and profits from private offerings. However, these gains were partially offset by lower financial market fees. Record fees from mergers and acquisitions only partially offset lower fees from income trust IPOs owing to the uncertainty surrounding their tax treatment.

Moreover, moderate activity on secondary markets and historically low volatility put a damper on business development opportunities and trading gains. Asset and liability management revenues also decreased as a flattening yield curve reduced arbitrage opportunities.

Challenges

- **Differentiate our service offering to meet client needs**
  Meeting client needs by enhancing expertise and offering integrated solutions will be the most important differentiator for financial service providers in years to come.

- **Ensure our leadership in certain selected markets through increased specialization**
  Greater specialization is necessary to ensure the Financial Markets segment maintains a competitive edge at a time when the industry and clients are becoming increasingly sophisticated.

- **Emphasize the flexibility and unique client approach resulting from our entrepreneurial spirit**
  The Financial Markets segment must nurture its entrepreneurial spirit, and the resulting flexibility and creativity to compete efficiently on a global basis.

- **Pursue growth within a stable cost structure**
  Increasing our revenue and client base hinges on our ability to recruit the most qualified people while maintaining control over labour costs.

- **Effectively manage all types of risk**
  By drawing upon its expertise in credit, market and liquidity risk management, Financial Markets will continue to reduce the capital requirements associated with its operations.

Strategies and Achievements

- **Step up expansion outside Quebec**
  - *Position the Bank as an equity derivatives leader.* Over the past year, equity derivative products contributed greatly toward diversifying our revenue and net income streams.
  - *Take a stronger lead in the municipal and provincial bond market and strengthen our position in federal bonds.* Since 2004, the Bank has increased its federal bond market share from 6.7% to 8.2%, exceeding our objective and bolstering client confidence in our ability to perform major transactions in all fixed-income segments. In Canada, we are ranked first and third in municipal bonds and provincial bonds, respectively.
  - *Capitalize on all the advantages of diversified investment banking services.* In fiscal 2006, reduced activity in the non-resource income trust market was partially offset by record merger and acquisition revenues, thanks to our presence in the key Canadian industries.

- **Develop even more extensively integrated solutions**
  - *Integrate manufacturing and distribution activities for optimum solution delivery.* Distribution of alternative management solutions and equity derivatives to retail clients is a prime example of the potential offered by an integrated approach to business development.
  - *Further strengthen relationships among employees, teams and business units.* In fiscal 2006, we finalized the largest mid-term note operation in Canadian history. This $991 million debt securities issue from the Quebec government with a 59-year maturity was made possible thanks to our keen understanding of clients' needs and the fixed-income market and to our financial engineering expertise. This is one striking example of what can be achieved by an institution with such a dynamic entrepreneurial spirit as National Bank when creativity and client knowledge are combined.

- **Generate new revenue streams**
  - *Develop new markets.* At the beginning of the fiscal year, the Bank gave its alternative management division global reach by incorporating it in Malta. With a fully transparent hedge fund management platform, Innocap has been attracting interest from institutional investors, particularly in Europe, seeking alternative management products that meet the most stringent transparency standards. Assets under administration now amount to US$1.7 billion.
  - *Make selective acquisitions.* In the summer of 2006, we acquired a 68% interest in Credigy Ltd., a purchaser of and service-provider for distressed receivables chiefly in the U.S. This opportunity will rapidly enhance our total revenues and net income.
  - *Maintain a close relationship between the wholesale and retail sides of the brokerage business.* Distributing innovative wholesale products to our retail client base will generate a growing source of revenue in years to come.

- **Maintain risk management vigilance**
  - *Closely monitor our corporate loans portfolio.* This strategy has proven effective, as the $4 million credit loss provision taken by Financial Markets was a fraction of the provision taken in 2004 ($52 million). Over the same period, net impaired loans declined $29 million to $22 million.
  - *Actively manage exposure to the risk related to corporate, energy, single-name and industry portfolios through syndication and transfers.*
  - *Optimize overall market risk by allocating capital to market opportunities that present the best risk/return ratio.*

Other

The "Other" heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management income were recorded as other income.

Segment results – Other
Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005
Net interest income	(215)	(178)
Other income	170	200
Total revenues	(45)	22
Operating expenses	14	18
Contribution	(59)	4
Provision for credit losses	(48)	(92)
Income (loss) before income taxes	(11)	96
Income taxes	6	18
Non-controlling interest	17	21
Net income (loss)	(34)	57
Average assets	(9,775)	(5,745)

(1) See "Financial Reporting Method" on page 13.

For fiscal 2006, the net loss for the "Other" heading was $34 million as against net income of $57 million in the year-earlier period. In 2005, the Bank had recorded a $37 million gain ($25 million after taxes) on the disposal of investments and had reversed $42 million ($27 million after taxes) from the general allowance for credit risk. In 2006, a $13 million pre-tax gain related to the MasterCard Inc. IPO partially offset the impact of the $19 million decline in securitization revenues.

Financial Analysis

Analysis of Consolidated Income

Total Revenues

Total revenues for fiscal 2006 on a taxable equivalent basis[1] amounted to $4,044 million, up $191 million or 5% (Table 1, page 60). Other income accounted for 65% of total revenues, up 5% from the previous year.

Net Interest Income

For fiscal 2006, net interest income on a taxable equivalent basis[1] totalled $1,414 million, a decrease of $117 million or 8% over 2005 (Table 2, page 60). The Personal and Commercial segment recorded net interest income of $1,367 million, for a 5% increase. Three quarters of this growth came from Personal Banking, primarily driven by the $2.8 billion or almost 10% increase in average loans, mainly consumer loans, but also mortgage loans and credit card advances. This growth in loan volume was offset by a narrowing of the Personal Banking spread, which was 2.78% in 2006 compared to 2.88% in 2005. The narrowing of the spread was mainly attributable to the competitive environment for credit to individuals, in particular mortgage loans, but was partially offset by higher interest rates, which had a favourable impact on the deposit spread. The remainder of the increase in net interest income for the segment came from the approximately $600 million growth in average commercial loans in 2006. The commercial loan spread, however, remained stable. For the Financial Markets segment, net interest income was down 50% to $141 million. This decrease, which stemmed from trading activities, must be considered with the rise in trading revenues presented as other income.

Other Income

Other income for fiscal 2006 on a taxable equivalent basis[1] was $2,630 million, up 13% over the previous year (Table 3, page 61). The strong growth in investment account securities and other income was partly offset by a decline in financial market fees and securitization revenues.

Taking into account the portion recorded as net interest income, trading revenues amounted to $364 million, up $5 million over fiscal 2005 (Table 4, page 61). Lower revenues on fixed-income financial instruments offset higher revenues from equity interest. Gains on securities were $180 million, as against $92 million in the year-earlier period. As a result of the strong performance of the stock market, investments and the disposal of private investments resulted in value added. This heading also includes the $13 million gain on the MasterCard Inc. IPO. These gains were partially balanced out by the $53 million decline in financial market fees, as a banner year for mergers and acquisitions only partly compensated for the lower number of income trust IPOs.

Credit and payment-related income rose $5 million to $475 million in 2006. Revenues from acceptances, letters of credit and guarantee, and deposit and payment service charges were up $14 million, while lending fees and card service revenues were down $9 million.

(1) See "Financial Reporting Method" on page 13.

Insurance product marketing efforts continued to bear fruit in fiscal 2006, with insurance revenues rising 12% to $113 million for the year. The continued popularity of Private Investment Management and higher mutual fund volumes and market values were factors in the 15%, or $43 million, growth in trust service and mutual fund revenues, which amounted to $324 million in 2006.

Securitization revenues were down $19 million, or 10%, to $175 million because of the rise in interest rates during the year. Furthermore, other income increased $86 million to $261 million due to the significant growth in revenues from an affiliate.

Operating expenses
Operating expenses for fiscal 2006 were $2,588 million, as against $2,499 million in 2005, an increase of $89 million, or 4% (Table 6, page 63). However, the efficiency ratio improved from 64.9% in 2005 to 64.0% for the year ended October 31, 2006.

Compensation expenses totalled $1,479 million for fiscal 2006, up 2% over the previous year, as the increase in regular salaries and pension plan expenses was offset by the decrease in variable compensation at NBF. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2005 to 57% in 2006.

Occupancy costs, IT costs and amortization were set at $551 million for the year, for a 2% increase over the previous year, and professional fees at $145 million in 2006 compared to $136 million in 2005. This increase, like that in IT costs, was generated by initiatives aimed at improving technology platforms, optimizing support operations and meeting regulatory requirements.

Other expenses, at $413 million, including communications, advertising, taxes and deposit insurance premiums, rose $41 million compared to 2005. This growth was attributable, in part, to the increase in disbursements for capital and payroll taxes, provisions for litigation and charges from a company acquired in 2006.

Provision for credit losses
In fiscal 2006, the provision for credit losses rose $44 million to $77 million (Table 5, page 62). If the reversal of the general allowance in 2005 is excluded, the specific provisions for credit losses increased by $2 million or 3%. As at October 31, 2006, the general allowance stood at $308 million, which is more than one and a half times the historical average of annual credit losses incurred by the Bank.

The provision for credit losses for individuals climbed $7 million to $53 million in 2006 due to the robust growth in consumer loan volumes, which naturally translated into higher losses and a slight rise in personal bankruptcies in Quebec. Commercial and real estate credit losses were only $20 million in fiscal 2006, representing a 5% drop from 2005. The good financial health of businesses, which still have record cash reserves, as well as their cautious stance because of economic uncertainty and the appreciation of the Canadian dollar, had an impact on the level of credit losses for this segment. Finally, corporate credit losses were only $4 million in 2006 compared to $8 million in 2005. The substantial decline in this segment's provision for credit losses over the past few years can be explained by the ability of businesses to directly access capital markets as well as their sound balance sheets. Overall, specific provisions for credit losses in 2006 represented only 0.16% of average loans and acceptances, the same level as for the previous fiscal year.

Income Taxes

Note 18 to the consolidated financial statements on page 103 details the Bank's income taxes. For fiscal 2006, income taxes were $277 million, for an effective tax rate of 24%, compared to income taxes of $291 million, for an effective tax rate of 25%, for fiscal 2005. The variance between the statutory tax rate and the effective tax rate was primarily due to tax-exempt income from securities.

Analysis of Fourth-Quarter Consolidated Income

For the fourth quarter ended October 31, 2006, the Bank reported net income of $220 million, compared to $207 million for the corresponding quarter of 2005, for an increase of 6%. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income increased $29 million, or 15%. Diluted earnings per share for the fourth quarter of 2006 stood at $1.31, up 9% from $1.20 per share for the same quarter of 2005. Excluding the reduction in the general allowance in the fourth quarter of 2005, diluted earnings per share increased 19%. Return on common shareholders' equity was 19.7% for the fourth quarter of 2006, compared to 19.4% for the corresponding period of 2005.

Total revenues on a taxable equivalent basis[1] were $1,077 million for the fourth quarter, up 11% from $966 million for the year-earlier period. Of this $111 million increase, $37 million was attributable to the Personal and Commercial segment, primarily due to the $2.8 billion, or 6%, growth in loans and acceptances. Revenues for the quarter at Wealth Management rose $5 million from the fourth quarter of 2005. Lastly, an increase in gains on securities explained most of the $58 million growth in revenues at Financial Markets compared to the fourth quarter of 2005.

Operating expenses for the fourth quarter of 2006 were $687 million, up $41 million, compared to $646 million for the corresponding quarter of 2005. Salaries and staff benefits were up $17 million to $388 million owing to business growth. The ratio of salaries and staff benefits to operating expenses remained stable at 57%. Technology expenses were down $6 million and professional fees declined $3 million to $43 million.

For the fourth quarter of 2006, the Bank recorded provisions for credit losses of $22 million. In the corresponding quarter of 2005, specific provisions of $25 million had been offset by the $25 million reversal of the general allowance for credit risk.

(1) See "Financial Reporting Method" on page 13.

Analysis of Consolidated Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the 2006 fiscal year, cash and cash equivalents were up $4.6 billion, after having increased $0.9 billion in the preceding year. As at October 31, 2006, cash and cash equivalents totalled $10.9 billion versus $6.3 billion at the end of the previous fiscal year.

Operating activities in fiscal 2006 required $2.4 billion in cash flows owing chiefly to the $5.7 billion increase in trading account securities, offset in part by funds stemming from the decline in brokers' client accounts. In 2005, the $5.6 billion increase in trading account securities accounted for the $7.3 billion required for operating activities.

Cash flows from financing activities generated cash inflows of $6.2 billion in 2006, due to the $9.5 billion increase in deposits, offset in part by the cash flows used to purchase $3.4 billion in securities sold under repurchase agreements. In 2005, cash flows from financing activities were $18.1 billion, attributable to higher deposits ($8.5 billion), obligations related to securities sold short ($5.3 billion) and securities sold under repurchase agreements ($4.7 billion).

Lastly, investing activities generated approximately $800 million in 2006. Cash flows from deposits with financial institutions ($4.0 billion) and proceeds from securitization ($2.3 billion) were used to finance the $5.1 billion growth in loans. In 2005, $9.8 billion was required for investing activities, in particular to finance the $6.6 billion growth in loans and to increase deposits pledged as security.

Analysis of Consolidated Balance Sheet

The Bank's total assets stood at $116.9 billion as at October 31, 2006, compared to $108 billion as at year-end 2005, for an increase of 8% (page 73).

Cash and Deposits with Financial Institutions

Cash and deposits with financial institutions totalled $10.9 billion as at October 31, 2006, compared to $10.3 billion a year earlier, up 6%. A description of the Bank's liquidity risk management practices is presented on page 55 of this Annual Report.

Securities

Securities amounted to $46.3 billion as at October 31, 2006, or 40% of total assets, for a year-over-year increase of $6.2 billion, or 15%. Investment account securities, i.e., securities generally held long term, totalled $6.8 billion as at year-end 2006, a $55 million decrease since October 31, 2005. Trading account securities advanced $5.7 billion, or 22%, over the previous year. In 2006, there were numerous opportunities for the Bank to diversify its trading activities in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 54 of this Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $7.6 billion as at October 31, 2006, up $600 million.

Loans and Acceptances

Accounting for almost 45% of total assets, loans and acceptances were up $3.2 billion, or 7%, to $50.5 billion as at October 31, 2006.

The residential real estate market turned in another good performance in 2006, especially in the primary market served by the Bank, which led to an increase of over $800 million, or 4%, in mortgage loans. As at October 31, 2006, mortgage loans, including securitized loans, amounted to $21.5 billion, versus $20.7 billion a year earlier.

Personal loans and credit card receivables totalled $11.3 billion at the end of fiscal 2006, compared to $9.8 billion at year-end 2005, for an increase of 15%. At $1.8 billion before securitization, credit card receivables were up $50 million, or 3%, over October 31, 2005, and consumer loans, at $10.8 billion before securitization, were ahead 15% from the previous year. This solid progress was due to the volumes generated by the various partnership agreements entered into by the Bank, and to guaranteed lines of credit. As at October 31, 2006, the Bank had securitized $1.3 billion of personal loans and credit card receivables, down $97 million from the previous year.

Totalling $24.4 billion as at October 31, 2006, loans and acceptances for businesses and government were comprised of $15.1 billion of loans to small and medium-sized enterprises and $3.9 billion of corporate financing. The balance comes from advances and amounts in settlement at NBF. As at October 31, 2006, outstanding loans to small and medium-sized enterprises were up approximately $300 million, or 10%, from the beginning of the year, while commercial loans outstanding were up $600 million, or 6%. Corporate loans and acceptances increased $700 million from October 31, 2005 to approximately $3.9 billion at year-end 2006.

Table 13 on page 66 presents, among other things, commercial loans by industry type. The proportion of residential mortgage loans went from 33.3% in 2005 to 31.3% in 2006, while loans to individuals accounted for 23.5% of total loans, compared to 20.2% in 2005. These changes are largely the result of the popularity of secured mortgage lines of credit over traditional mortgage loans. As for commercial loans, the manufacturing sector's share of the portfolio went from 4.7% of loans outstanding in 2005 to 4.3% in 2006, and the services sector's share fell from 13.3% to 7.7%. The financial institutions sector, on the other hand, represented 10.6% of the loan portfolio as at September 30, 2006, compared to 7.0% one year earlier.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $192 million as at October 31, 2006, compared to a negative balance of $191 million as at October 31, 2005. Gross impaired loans totalled $234 million as at October 31, 2006, versus $260 million as at October 31, 2005, for a decrease of 10% (Table 14, page 67). These loans represented 6% of adjusted tangible capital and allowances, compared to 7% a year earlier. Net of specific allowances, impaired loans were down 1% year over year to $116 million.

Net impaired corporate loans declined the most, falling 24% to $22 million as at October 31, 2006. While corporate loans outstanding increased during fiscal 2006, the total amount was well below past commitments. Net impaired commercial and real estate loans were stable at $63 million. The decline in impaired loans throughout the year is indicative of both the sound financial health of businesses in 2006 and the active management of credit by the Bank.

Impaired loans to individuals were up $6 million in 2006 to $31 million. Although this increase seems significant, the balance is still modest considering the proportion of loans to individuals on the Bank's balance sheet and the growth in such loans in recent years.

A detailed description of the Bank's risk management practices is presented on page 52 of this Annual Report.

Other Assets

As at October 31, 2006, other assets amounted to $9.2 billion, compared to $10.3 billion as at the corresponding date in 2005. This heading includes the fair value of trading derivatives, premises and equipment, goodwill, intangible assets, and brokers' client accounts. The variation in this last item accounts for most of the year-over-year $1.1 billion decrease.

Deposits

Deposits, which totalled $72 billion as at October 31, 2006, were up 16% over the previous year. Personal deposits, at $29.2 billion, as presented in Table 8 on page 64 of this Annual Report, represented 41% of total deposits, for an increase of $2.8 billion, or 11%. This increase is mainly due to the high-yield deposit account offered by Altamira. A breakdown of personal savings is presented on page 43 of this Annual Report.

Commercial deposits rose 6% from October 31, 2005 to $18.1 billion. The Bank pursued its initiatives to better serve its non-borrowing commercial clients. Purchased funds, which sustained the growth in credit and trading activities, increased $6 billion to $24.8 billion as at October 31, 2006.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities declined $1.9 billion from October 31, 2005 to $34.4 billion as at October 31, 2006. Changes in this heading are attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were up $347 million from October 31, 2005 to $1.4 billion at the end of fiscal 2006. The principal reason for this change was the $500 million debenture issued on November 2, 2005 and the $150 debenture redeemed in October 2006.

Non-controlling interest is composed primarily of US $300 million (CDN $337 million) of preferred shares issued by a wholly owned subsidiary of the Bank. The balance stems from the consolidation of certain mutual funds and other entities in accordance with the accounting standards applicable to variable interest entities.

Contractual obligations

As at October 31, 2006
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	572	1,370	842	-	2,784
Subordinated debentures	-	-	-	1,449	1,449
Obligations under operating leases	128	225	177	421	951
Purchase obligations	235	409	331	74	1,049
Total	935	2,004	1,350	1,944	6,233

Shareholders' Equity

As at October 31, 2006, shareholders' equity totalled $4.8 billion, versus $4.6 billion as at October 31, 2005. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 74 of this Annual Report, details the components of shareholders' equity.

During fiscal 2006, the Bank repurchased 5.1 million common shares for a total of $309 million as part of normal course issuer bids. The Bank did not issue preferred shares in 2006.

As at October 31, 2006, the Bank had 161.5 million common shares outstanding, compared to 165.3 million a year earlier. In addition, two series of preferred shares were trading: 8 million Series 15 shares with a par value of $200 million, and 8 million Series 16 shares with a par value of $200 million.

Regulatory Capital

The Tier 1 regulatory capital ratio calculated according to the standards of the Bank for International Settlements (BIS) and the Superintendent of Financial Institutions Canada (the "Superintendent") was 9.9% as at the end of fiscal 2006, compared to 9.6% as at October 31, 2005 (Table 10, page 65). Taking into consideration the $500 million of subordinated debentures issued on November 2, 2006 and November 2, 2005, the total capital ratio was 14.0% as at October 31, 2006 as against 12.8% the previous year. Risk-weighted assets increased $1.1 billion during the year (Table 11, page 65). This increase was attributable to growth in mortgage loans and cash resources. Furthermore, Tier 1 capital amounted to $4.7 billion, representing an increase of approximately $260 million, mainly because of the $225 million in innovative instruments issued during the year. At $6.6 billion, the increase in total capital of approximately $700 million also included the $500 million subordinated debenture issued on November 2, 2006.

Capital management standards and procedures are explained in greater detail on page 50 of this Annual Report.

Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. The balances of loans granted were as follows:

As at August 31 *(millions of dollars)*	2006	2005
Mortgage loans	2	2
Other loans	70	61

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 were administered according to the conditions previously in effect, for a transitional period that ended on December 31, 2005. These conditions were as follows: loans to directors were granted under market conditions for similar risks; residential mortgage loans to officers were granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bore interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that under Canadian generally accepted accounting principles are not recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements.

Assets Under Administration and Assets Under Management

Table 12 on page 66 of this Annual Report shows assets under administration and assets under management. As at October 31, 2006, total assets under administration and assets under management amounted to $229 billion, for a one-year increase of $8 billion, or 4%.

Client assets administered or managed by the Correspondent Network posted the largest increase, namely 20% from October 31, 2005 to October 31, 2006 to $54.6 billion. Securities brokerage subsidiaries also reported significant growth as assets administered or managed by NBF rose 10%, or $4.4 billion, and those at NBDB increased 12%, or $1.0 billion. Higher stock market prices and sustained sales efforts contributed to the growth in assets under administration or management.

Institutional assets administered or managed by National Bank Trust (NBT) were down 19% to $47.8 billion due to renegotiated contracts that were less profitable during the year. This decrease was partially offset by the 11% increase in individual client assets.

As at the end of fiscal 2006, personal savings administered by the Bank were up $9 billion, or 10%, to $99 billion. The assets of NBF clients accounted for half of these savings, while 29% was made up of bank deposits, including the Altamira CashPerformer account. Overall, off-balance sheet personal savings amounted to $70 billion, an increase of $6 billion, or 9%, over one year.

As at October 31
(billions of dollars)

	2006	2005	Change %
Deposits	29	26	12
Full-service brokerage	46	42	10
Mutual funds	11	10	10
Other	13	12	8
Total personal savings	99	90	10

Variable Interest Entities

The Bank uses VIEs to diversify its funding sources and manage its capital requirements by securitizing its own assets, primarily residential mortgages and credit card receivables, and issuing innovative capital instruments. The Bank also uses VIEs to provide services to clients. These include VIEs established to assist clients in securitizing their financial assets or provide investment opportunities. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) of the Canadian Institute of Chartered Accountants (CICA) sets out the consolidation principles applicable to VIEs, which are described in Note 1 to the consolidated financial statements under "Basis of consolidation." AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses.

National Bank's securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest rate swap agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets

National Bank has set up various securitization programs for its own assets: Canadian Credit Card Trust (CCCT), VISION Trust and DPL Trust. These VIEs are qualifying special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are thus expressly exempt from consolidation under AcG-15. The Bank also participates in two Canada Mortgage and Housing Corporation (CMHC) securitization programs: the Mortgage-Backed Securities Program under the *National Housing Act* (Canada) (NHA) and the Canada Mortgage Bond Program. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs used for its own assets, the Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest rate swap agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables

As at October 31, 2006, National Bank had sold to CCCT a credit card receivables portfolio representing $1.5 billion of receivables outstanding, of which $1.2 billion was financed by the issue of certificates sold to third parties and $0.3 billion through the participation of the Bank.

The Bank provides first loss protection, which is composed of the excess interest and, if applicable, an escrow account deposit, which is currently 0.5% of the amount of Series 2002-1, or $2 million. For Series 2002-1, second loss protection takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $20 million. Furthermore, second loss protection for Series 2005-1 and Series 2005-2 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest rate swap agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $122 million as at October 31, 2006. First loss protection, provided by the Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $11 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest rate swap agreement for which the Bank assumes 100% of the inherent risks.

Securitization of consumer loans

The Bank has set up DPL Trust, a securitization program for its consumer loans. Two series under the program were still in effect as at October 31, 2006, for a total of $309 million. The certificates issued by DPL Trust are backed by a portfolio of direct consumer loans and, occasionally, by other receivables, primarily NHA mortgage-backed securities. Each senior note in a given series is linked to a subordinated junior note representing 3% of the amount of the senior notes. The excess interest and the collateral account represent 3% and 6%, respectively, of the total amount of a given series. An interest rate swap agreement assumed by the Bank completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond Programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds insured by CMHC. Moreover, these mortgage bonds feature an interest rate swap agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2006, the outstanding amount of NHA mortgage-backed securities issued by the Bank and sold to third parties was $4.8 billion. Furthermore, the Bank is a counterparty to the interest rate swap agreements on the NHA securities sold to CHT, which are backed by mortgage loans granted by the Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, the Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial, Inc., depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios

Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by the Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Securitization of third party financial assets

The Bank administers a multi-seller special purpose entity (SPE) that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 20 to the consolidated financial statements provides information on these backstop liquidity facilities.

In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. Total assets of the SPE were $683 million as at October 31, 2006.

Structured notes

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell, to purchasers, fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. It strictly acts as a financial agent and administrator of these trusts. The rights to collect fees as financial agent and administrator are variable interests. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $4.2 billion as at October 31, 2006.

Capital Trust

On June 15, 2006, the Bank issued an innovative instrument in the form of 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1 via NBC Capital Trust (the "Trust"), an open-ended trust established during fiscal 2006.

The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the Consolidated Balance Sheet of the Bank under "Deposits."

Each $1,000 of principal of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

The Trust is a VIE under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because it is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits." For further information, refer to the Capital Management section on page 50 and Note 11 to the consolidated financial statements on pages 92 and 93.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the Consolidated Balance Sheet at fair value. Derivative transactions are expressed in terms of notional amounts, which serve as a point of reference for calculating payments. Notional amounts are not presented on the Consolidated Balance Sheet and do not reflect the credit risk related to derivative financial instruments.

The notional amounts of the Bank's derivative instruments totalled $495 billion as at October 31, 2006, compared to $404 billion as at year-end 2005. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes amounted to $2,269 million and $164 million, compared to $2,390 million and $263 million, respectively, as at October 31, 2005, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes was $1,646 million and $95 million, compared to $1,846 million and $150 million, respectively, as at October 31, 2005. Changes in unrealized gains and losses on derivative financial instruments held for trading and non-trading purposes, which do not qualify for hedge accounting are recognized in "Other income" on the Consolidated Statement of Income.

Notes 1 and 21 to the consolidated financial statements, presented on page 76 and pages 107 to 110, respectively, provide additional details on the types of derivatives and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, as well as certain derivative financial instruments, indemnification agreements and securities lending activities. Note 20 to the consolidated financial statements on pages 104 to 106 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be required to extend if the commitments were fully drawn. Note 20 to the consolidated financial statements on pages 104 to 106 contains more information on these off-balance sheet credit instruments.

Significant Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements on pages 76 to 81 of this Annual Report. Certain of these accounting policies are considered significant because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. The Bank's significant accounting estimates are as follows:

Allowance for Credit Losses

The allowance for credit losses reflects Management's best estimate, as at the balance sheet date, of probable credit losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative instruments, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, could have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 77 and under "Credit risk assessment" in the "Credit Risk Management" section of this Annual Report on pages 53 and 54.

All operating segments, except Wealth Management, are affected by this accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Changes in unrealized gains and losses are recognized in income under "Trading revenues" in the Consolidated Statement of Income. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates consider current market prices, the contractual prices of underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Additional information on the determination of fair value is presented in Notes 21 and 23 to the consolidated financial statements on pages 107 and 112.

Several items in the Consolidated Balance Sheet are affected by this significant accounting estimate: "Securities – Trading account," "Obligations related to securities sold short" and "Fair value of trading derivative financial instruments." Furthermore, this estimate affects the item "Trading revenues" in the Financial Markets segment in the Consolidated Statement of Income.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When there is an other-than-temporary impairment in an investment security, the carrying value of the security must be written down to net realizable value. Determining whether or not there has been an other-than-temporary impairment and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether there has been an other-than-temporary impairment in any of the securities. This examination entails analyzing the facts specific to each investment and assessing expected future returns on the securities.

As part of this exercise, Management assesses a variety of factors that could be indicative of an other-than-temporary impairment. The factors the Bank takes into account in its assessment include the duration and materiality of the impairment in relation to the carrying value, the financial condition and near-term prospects of the issuer as well as the Bank's ability and intent to hold the investment until it fully recovers its carrying value. When Management determines that there has been an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value of the security.

Any change in judgment used to identify securities that have experienced an other-than-temporary impairment and in the estimate of the realizable value could have an impact on the amount of losses recognized.

"Securities – Investment account" in the Consolidated Balance Sheet is affected by this accounting estimate. "Gains on investment account securities, net" in the Consolidated Statement of Income could also be affected.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Notes 1 and 6 to the consolidated financial statements on pages 76 and 87 and in the "Variable Interest Entities" section of this report on page 43.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the discounted value of estimated cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. Note 6 to the consolidated financial statements presents a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% decrease in the excess spread for securitized insured mortgage loans would result in a $13 million reduction in retained interests, while a 20% decrease would cause a $25 million reduction. The balance of retained interests for securitized insured mortgage loans was $127 million as at October 31, 2006.

This accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The items "Goodwill" and "Intangible assets" in the Consolidated Balance Sheet are affected by this accounting estimate.

Any aggregate impairment loss would be recognized as an operating expense for the segment concerned and presented under the item "Other."

Note 9 to the consolidated financial statements on page 91 presents additional information in this regard.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and management assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented under "Salaries and staff benefits" in the Consolidated Statement of Income. All segments are affected by this accounting estimate.

Additional information, including the significant actuarial assumptions used to determine the Bank's pension plans and other employee future benefits and the sensitivity analysis of key assumptions, can be found in Note 15 to the consolidated financial statements on pages 95 to 98.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry forwards and temporary differences as a result of differences between the values of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Notes 1 and 18 to the consolidated financial statements on pages 76 and 103.

Provision for Contingencies

In the normal course of business, the Bank is party to legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes involved in class action suits filed by consumers contesting, among other things, certain banking transaction fees. National Bank Financial is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

The heading "Other liabilities" is affected by this accounting estimate.

Variable Interest Entities

In the normal course of business, the Bank enters into agreements with VIEs. Further details are provided in the "Off-Balance Sheet Arrangements" section of this report on page 42 and Note 7 to the consolidated financial statements on page 90. Management must exercise its judgment to determine if VIEs are required to be consolidated. This process requires understanding the agreements, determining whether the entity is considered a VIE under accounting principles and determining the Bank's variable interests in the VIE. These interests are then compared to those of a third party in order to identify who must absorb the majority of the VIE's expected losses or receive the majority of the expected residual returns of the VIE or both, and consequently, determine whether the Bank must consolidate the entity.

Accounting Standards Pending Adoption

In January 2005, the CICA issued three new accounting standards: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The significant accounting policies relating to financial instruments that the Bank will apply effective November 1, 2006 are summarized below.

Measurement

The new accounting standards for financial instruments require that all financial assets and liabilities be classified according to their characteristics, management's intention, or the choice of category in certain circumstances. All financial assets must be classified as either held for trading, held to maturity, available for sale or as loans and receivables. Financial liabilities must be classified as held for trading or not held for trading.

When they are initially recognized, all financial assets and liabilities will be recorded at fair value on the Consolidated Balance Sheet. In subsequent periods, financial instruments will be valued at fair value, except for items that are classified in the following categories, which will be measured at amortized cost: loans and receivables, securities held to maturity and financial liabilities not held for trading purposes. Securities classified as held to maturity and as available for sale will be measured periodically to determine whether an objective indication of impairment exists. If such evidence exists, the carrying amount of the securities will be adjusted to its fair value, and the amount of the loss will be recorded under "Other income" in the Consolidated Statement of Income. Finally, obligations related to securities sold short as well as all derivatives, including embedded derivatives that have to be accounted for separately, will be recorded at fair value on the Consolidated Balance Sheet.

In the case of financial assets or liabilities classified as held for trading, all transaction costs directly attributable to the acquisition or issuance of these financial instruments will be recorded in the Consolidated Statement of Income when initially recognized. In the case of financial assets or liabilities that are not classified as held for trading, the transaction costs will be added to the value of the financial instrument and will be amortized, if applicable, using the effective interest rate method.

The standard also allows any financial instrument to be irrevocably designated as held for trading when it is first recognized ("fair value option"); as a result, it will be measured at fair value with the gains and losses being recognized in the Consolidated Statement of Income during the period in which they arise. The Superintendent issued guidelines limiting the circumstances under which this option may be used. The Bank plans on using this option, among others, if, in accordance with a documented risk management strategy, doing so allows the Bank to eliminate or significantly reduce a measurement or recognition inconsistency, and if the fair values are reliable.

Recognition of Financial Assets and Liabilities

Securities

Securities will be classified as securities held for trading, held to maturity, or available for sale. The Bank will continue to recognize securities transactions on the trade date.

Held for trading

Trading account securities will continue to be recognized at their fair value, and the realized and unrealized gains and losses will be recorded in the Consolidated Statement of Income.

Held to maturity

Securities held to maturity are financial assets for which the Bank would have the positive intention and ability to hold to maturity. The Bank does not plan on classifying securities in this category.

Available for sale

Securities that will not be classified as held for trading or held to maturity will be classified as available for sale. These securities will be recognized at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which will be recognized at cost.

Unrealized gains and losses related to securities available for sale will be recognized, net of income taxes, and as long as they are not hedged by derivative products under a fair-value hedging relationship, in "Accumulated other comprehensive income." Upon the disposal or recognized impairment of these securities, these gains or losses will be reclassified in the Consolidated Statement of Income.

Deposits with financial institutions, securities purchased under reverse repurchase agreements or securities sold under repurchase agreements, loans, deposits and subordinated debentures

These financial instruments will continue to be recorded at amortized cost using the effective interest rate method.

Embedded derivatives

An embedded derivative is a component of a financial instrument or another contract, the characteristics of which are similar to a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument that has a host contract and an embedded derivative.

The new accounting standard requires an embedded derivative to be accounted for separately if, and only if, the following three conditions are met: the characteristics and the economic risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that satisfies the definition of a derivative, and the hybrid contract is not recorded at fair value.

The Bank selected November 1, 2002 as its transition date for embedded derivatives.

Establishing fair value

Fair value is the amount at which a financial instrument – which is quoted on an active market with an exchange, dealer, broker, industry group, or pricing service – could be exchanged between willing, unrelated parties on an open market. When a financial instrument is initially recognized, its fair value is generally the value of the consideration paid or received. In cases where the fair value is not quoted on an active market, fair value can be established by comparing the instrument to observable market transactions involving an identical instrument, without modification or repackaging, or is based on a valuation technique whose variables include observable market data.

Subsequent to the initial recognition, the fair value of a financial asset quoted on an active market is generally the bid price and, for a financial liability quoted on an active market, the fair value is generally the ask price. If a financial instrument's market is not active, fair value is established using valuation techniques that rely on observable market data. These valuation techniques include, among others, the use of available observable information on similar transactions, discounted cash flow analysis, option pricing models, and other valuation methods commonly used by market participants.

Securities

The fair value of securities is based on quoted market prices. In the absence of an organized market, fair value is established using the quoted market prices of similar securities.

Derivative financial instruments

The fair value of derivative financial instruments is determined without taking into consideration master netting agreements. When available, quoted market prices are used to determine the fair value of derivative financial instruments. Otherwise, fair value is determined using pricing models that consider current market prices and the contractual prices of underlying instruments, the time value of money, yield curves, and volatility and credit risk factors.

Hedges

The Bank uses derivative financial instruments as part of its risk management activities. When hedge accounting is appropriate, the hedging relationship is designated a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the gains or losses attributable to the hedged risk, which are carried to "Other income" in the Consolidated Statement of Income. The change in the fair value of the hedging item will be carried to "Other income" in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies as an effective hedge or if the hedging item is terminated or sold. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative fair value adjustments to the carrying amount of the hedged item are amortized using the effective interest rate method and presented in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative fair value adjustments to the carrying amount of the hedged item are immediately carried to "Other income" in the Consolidated Statement of Income.

Cash flow hedge
In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of the changes in fair value of the hedging item is recognized in "Accumulated other comprehensive income," whereas the ineffective portion is recognized in "Other income" in the Consolidated Statement of Income.

The amounts recognized in "Accumulated other comprehensive income" with respect to cash flow hedges are reclassified in the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

When the derivative instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in "Accumulated other comprehensive income" will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

Hedge of a net investment in a self-sustaining foreign operation
Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in "Accumulated other comprehensive income," whereas the ineffective portion is recorded in "Other income" in the Consolidated Statement of Income.

Comprehensive Income

A statement entitled "Consolidated Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements. Comprehensive income consists of net income plus "Other comprehensive income." In addition to unrealized gains or losses on available-for-sale financial assets, "Other comprehensive income" will include the unrealized exchange gains or losses arising from self-sustaining foreign operations (net of hedge transactions) and the effective portion of the changes in the fair value of the cash flow hedging instruments. "Accumulated other comprehensive income" will be presented separately in shareholders' equity.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore, those financial statements will not be restated.

As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes.

The following items will specifically be recognized as an adjustment to the opening balance of retained earnings, net of income taxes:

- Deferred gains on previous disposals of securities from life insurance activities;
- Deferred amounts and the difference between the carrying amount and the fair value of derivatives or non-derivatives that no longer meet the hedging criteria;
- The difference between the carrying amount and the fair value of financial assets and liabilities designated as held for trading under the fair value option;
- The impacts of embedded derivatives;
- The ineffective portion of the gain or loss on the hedging item for cash flow and fair value hedging relationships;
- The impact of the use of the effective interest rate method to amortize transaction costs.

The following items will be recognized as an adjustment to the opening balance of "Accumulated other comprehensive income," net of income taxes:

- The difference between the carrying amount and the fair value of securities classified as available for sale;
- Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions;
- The portion of the gain or loss on the hedging item that is considered to be an effective cash flow hedge.

These transition adjustments, which will be recognized as at November 1, 2006 in opening retained earnings and in the opening balance of "Accumulated other comprehensive income," should not have a material impact on the Bank's Consolidated Balance Sheet.

Capital Management

Structure

The Bank's capital management structure, like that of risk management, is headed by the Board of Directors, which is responsible for developing capital management policies. The Board of Directors delegates certain responsibilities to the Audit and Risk Management Committee, which then recommends capital management policies and oversees their application. Management reports to this Committee, ensures the Bank maintains a solid capital structure and supervises the use of capital across the institution.

Standards, Procedures and Controls

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy minimum requirements for a well-capitalized financial institution, as defined by the Superintendent, and production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Reporting to the Senior Vice-President – Finance, Technology and Corporate Affairs, the Capital Management Committee meets on a quarterly basis to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly capital ratio regulatory compliance report to the Audit and Risk Management Committee. Lastly, the Internal Audit Department and Corporate Compliance Department of the Bank ensure application of regulatory capital requirements of the Superintendent.

Capital Management in 2006

Innovative instruments
The guidelines from the Superintendent define innovative instruments as instruments issued by a non-operating entity whose sole purpose is to raise capital. The guidelines limit the total value of innovative instruments to 15% of Tier 1 capital.

On June 15, 2006, the Bank issued $225 million of innovative instruments included in Tier 1 capital, through NBC Capital Trust. The proceeds from the issue were used by the Trust to finance the purchase of a deposit note from the Bank. As the Bank does not consolidate the Trust, the deposit note is presented on the Bank's Consolidated Balance Sheet under "Deposits." Each $1,000 principal amount of the deposit note may be converted at any time, at the option of the Trust, into 40 First Preferred Shares, Series 17 of the Bank. For further information, refer to Note 11 to the Consolidated Financial Statements on pages 92 and 93.

Other management activities
As part of its efforts to maintain an appropriate capital structure, the Bank issued $500 million of subordinated debentures maturing in 2020 and bearing interest at a rate of 4.70% per annum on November 2, 2006. In addition, in October 2006, the Bank redeemed a $150 million debenture maturing in October 2011.

Dividend
Due to excellent growth in earnings and high capitalization, the Bank was able to increase the dividend on common shares twice in 2006, with the result that the dividend on common shares rose 14% from 2005 to $1.96 per share. The dividend payout ratio increased from 35% in 2005 to 38% in 2006 and was in the Bank's target distribution range of 35% to 45%.

Share repurchase program
In January 2006, the Bank filed a new issuer bid through the facilities of the Toronto Stock Exchange in order to repurchase a maximum of 8.3 million common shares. The preceding issuer bid to repurchase 8.4 million common shares expired on January 12, 2006.

During fiscal 2006, the Bank repurchased 5.1 million common shares for an amount of $309 million (1.8 million shares under the former program and 3.3 million under the new program). The share repurchases partly offset the issuance during the fiscal year of 1.3 million shares relating to the exercise of stock options and the Dividend Reinvestment and Share Purchase Plan for an amount of $50 million. During fiscal 2005, the Bank repurchased 4.2 million common shares.

Analysis of Changes in Capital Ratios

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. The definition adopted by the Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, which consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital, or supplementary capital, which consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

The Superintendent considers financial institutions well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total capital ratio of 10%.

Taking into account the $500 million debenture issue on November 2, 2006, as at October 31, 2006, the Tier 1 and Tier 2 capital ratios were respectively 9.9% and 14.0%, up from 9.6% and 12.8% as at October 31, 2005. The higher ratios are mainly attributable to the increase in capital from net income for the period, offset by the $1.1 billion increase in risk-weighted assets related to growth in loans and liquidity.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times total capital. However, the Bank obtained approval from the Superintendent to increase this limit to 23 times total capital. As at October 31, 2006, assets under the test were 19 times total capital.

Lastly, tangible common equity, which is not a regulatory ratio, is calculated by dividing common equity, non-controlling interests less goodwill and intangible assets by risk-weighted assets plus risk-weighted securitized assets. As at October 31, 2006, tangible common equity was 7.3%, as against 7.4% one year earlier.

Economic Capital

Economic capital is used to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital the Bank requires in order to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is reviewed regularly so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's operating segments. The results are then used to guide Management in allocating capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which is used to determine the optimal amount and structure of equity capital needed to comply with the regulatory ratios determined by the Superintendent, and then to the allocation of capital among the different operating segments in order to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

Basel II Accord

In June 2004, BIS approved a new regulatory capital adequacy framework under the Basel II Accord. This framework introduces substantial amendments to existing regulations. Among other things, Basel II will make it possible for banks to better quantify their regulatory capital requirements and will align those requirements more closely with economic capital requirements, while fostering more disciplined financial reporting. The Superintendent's official implementation date for these new international rules is November 1, 2007. National Bank will comply with the new regulatory framework by the deadline. The Bank intends to initially use the standardised approach for measuring credit risk, and will adopt the internal ratings-based approach as of November 1, 2009. The impact of these changes on the Bank's regulatory capital ratios is unknown at this time and, consequently, the Bank plans to continue to disclose its various capital ratios in effect under current regulations (Basel I Accord) for an undetermined period and will also disclose the ratios applicable under the new rules set out in Basel II commencing on November 1, 2007.

Risk Management

The Bank views risk as an integral part of development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy.

The Bank is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the context of day-to-day operations, the Bank is primarily exposed to the following risks:

- Credit risk
  Risk of a financial loss if a borrower or the counterparty to a transaction does not fully honour its contractual commitments to the Bank.
- Market risk
  Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.
- Liquidity risk
  Risk the Bank will be unable to honour daily cash outflow commitments without resorting to costly and inopportune measures.
- Operational risk
  Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.
- Reputational risk
  Risk that publicity about the Bank's operations or practices will be judged to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

Risk, in all its forms, must be rigorously managed. That means it must be identified, measured and controlled to ensure that Bank operations yield an adequate return for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management requires a solid understanding of all risks Bank-wide and assurance that risk levels do not exceed acceptable thresholds and risk-taking contributes to the creation of shareholder value. Moreover, effective risk management can help reduce the volatility of the Bank's results.

Risk Management Framework

To achieve its risk management objectives, the Bank has created a risk management framework that comprises the following elements:

- a risk management culture;
- a corporate governance structure;
- risk management policies;
- a review of risk decisions by independent professionals;
- allocation of capital to the business units based on the level of risk assumed by each unit;
- independent oversight by the Corporate Compliance Department;
- an independent assessment by the Internal Audit Department.

Risk management culture
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Corporate governance structure
The corporate governance structure at National Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee of the Board of Directors:
- approves risk management policies;
- helps shape and promote the Bank's risk management culture;
- sets risk tolerance limits;
- ensures that resources are in place to manage risk effectively.

The Bank's Management:
- promotes the risk management culture Bank-wide;
- manages the primary risks to which the Bank is exposed.

The Risk Management Group:
- proposes risk management policies;
- implements tools and models for identifying, measuring and monitoring risks;
- institutes and applies various independent risk review and approval procedures;
- sets risk limits that reflect the risk tolerance established by the Board of Directors;
- informs Management and the Board of Directors of significant risks.

The Business Units:
- manage risks related to their operations within established limits and in accordance with risk management policies.

Risk management policies

Risk management policies, along with related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Moreover, they are accompanied by yet other policies, standards and procedures that cover more specific aspects of management (e.g., continuity of certain activities).

Independent oversight by the Corporate Compliance Department

The Bank's Corporate Compliance Department helps to provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by the Internal Audit Department

The Internal Audit Department, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent, objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal control and operations at the Bank and its subsidiaries.

Credit Risk Management

As credit risk accounts for approximately 50% of the Bank's total economic capital, as illustrated in the table on page 24, it is the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, investment account securities and transactions carrying a settlement risk for the Bank (e.g., fund transfers to third parties via electronic payment systems).

Credit risk is controlled through a rigourous and methodical process that comprises the following elements:

- credit risk assessment;
- assessment of capital at risk;
- credit-granting process;
- portfolio diversification and management;
- account follow-up and recovery;
- identification of impaired loans and provisioning for credit losses.

Credit risk assessment

Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios

For credit portfolios of consumers and some small businesses, risk is measured using credit scoring models. These tools use proven statistical methods to analyze applicants' characteristics and history and, based on that information, estimate future credit behaviour and assign a risk rating. Contrary to the practice followed for commercial credit, consumer credit risk assessments are based not on individual analyses but on the average behaviour of borrowers with similar credit histories and behaviour profiles.

Commercial credit portfolios

Commercial and corporate clients are assigned a risk rating based on a detailed individual analysis of the financial and qualitative aspects of the business, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. This year, the Bank adopted a new risk-rating tool enabling it to more accurately assess borrower-specific risk as well as the security structure, if any. This tool complies with the new regulatory requirements stemming from the Basel II Accord.

Assessment of capital at risk

The assessment of the Bank's capital at risk, or economic capital, is based on the credit risk assessments of various borrowers. These two activities are therefore interlinked. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, whether expected or not, are based on past loss experience, portfolio monitoring, market data and statistical modeling. The important factors are:

- probability of default;
- credit outstanding at the time of default;
- expected loss in the event of default;
- impact of economic and sector-based cycles on asset quality.

Expected and unexpected losses are factors in the assessment of capital at risk for each sector of activity. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of economic capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Credit granting process
Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, credit granting decisions are also influenced by available collateral security, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Credit Committee, chaired by the Senior Vice-President – Risk Management, must approve and monitor all large credit transactions. In exceptional cases, the decision may be submitted for approval to the Board of Directors. The credit granting process at National Bank demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Portfolio diversification and management
The Bank is exposed to credit risk not only through its commitments to a particular borrower, but also through the sectorial distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The criteria set out in credit risk management policies and procedures are designed to maintain healthy diversification of this type of risk. The Bank controls the degree of portfolio diversification by applying and monitoring limits for each risk, drawing on synthetic protection tools such as credit derivatives, using syndication or methodically reducing the credit amount.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group in support of Credit Committee decisions. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as, in particular, default payments.

Account follow-up and recovery
Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Identification of impaired loans and provisioning for credit losses
When an account deteriorates below a certain threshold, the loan could be classified as impaired. When interest is in arrears for 90 days or more, a loan must be classified as impaired and assigned a provision for credit loss. Loans that are not past due but for which repayment of principal or interest is not reasonably assured are also deemed impaired. Provisioning is based, in part, on potential loss estimates. The Bank's policies set out detailed criteria for establishing allowances for credit losses and, if necessary, writing them off. The credit policies also set out collection practices designed to minimize losses by recovering the maximum possible amount.

Market Risk Management

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

The relative importance of this risk is illustrated by the fact that it accounts for roughly 20% of the Bank's total economic capital, as shown in the table on page 24.

Assessing market risk
One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivatives) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. As shown in Table 15 on page 67, the global VaR of trading activities is usually lower than the VaR of the individual portfolios. This can be explained by the risk diversification effect. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses
The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also seeks to simulate the impact of abnormal situations, i.e., rare extreme events, on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests (simulating a stock market crash similar to the one in 1987 or an oil crisis similar to that in 1973, for example) as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk. This battery of stress tests and sensitivity analyses are intended to simulate the results (losses or gains) that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses are jointly established by the Market Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities
The Bank holds trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients and the sale of financial products.

Table 15 on page 67 shows the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

A specific risk model for equities was approved in 2006 and implemented in the third quarter of the fiscal year.

Backtesting and daily trading revenues
Table 16 on page 67 shows daily trading revenues and VaR. In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

Interest rate risk in asset/liability management
Managing assets (investments and loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense and, while these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on net interest income and the economic value of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Asset/liability management is the responsibility of the Bank's Treasury. The activity is supervised, in close association with Treasury, by the Asset and Liability Management Committee. Simulations are performed regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of investment and liability portfolios accordingly.

Asset/liability matching at the Bank is managed through an internal transfer mechanism that satisfies a twofold objective: to transfer matching and liquidity risk to Treasury and to provide a consistent measurement of the profitability of balance sheet items, thereby adequately orienting the activities of the Bank's various sectors. Generally speaking, the various balance sheet items are assigned an internal transfer cost – or cost of funds – which reflects, as fairly as possible, the different financial risks associated with the item in question: interest rate risk, liquidity risk, and, if applicable, embedded options (loan commitments from the Bank and prepayment or early redemption options).

Interest risk management is governed by a specific policy, the revision and application of which are overseen by, among others, various management committees composed primarily of managers from Treasury and Risk Management and, in some cases, officers and representatives from other sectors of the Bank. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: net interest income, market value of equity, one-day VaR and duration of equity.

The following table shows the sensitivity of the banking activities (loans and deposits) of the Bank to a parallel upward shift in interest rates as at October 31 of the reference year.

Sensitivity to interest rate risk
(millions of dollars)

	2006	2005
100-basis-point increase in the interest rate		
Impact on net interest income	(19)	4
Impact on shareholders' equity	(70)	(95)

Liquidity Risk Management

Liquidity risk management is governed by a structure based on the implementation of prudent policies and the development of effective techniques and procedures to monitor, measure and control risk. The management process is dynamic and establishing a sound level of liquidity exposure may depend on the Bank's overall strategy as well as internal and external factors. The Bank therefore strives to meet the following objectives:

- honour all cash outflow commitments (both on- and off-balance sheet) as they mature, on a continuous day-to-day basis;
- avoid situations where funds have to be raised quickly, resulting in the Bank having to pay excessive funding costs or sell readily marketable assets under unfavourable conditions.

Funding commitments are generally met through continuous cash inflows, supplemented by assets that are readily convertible to cash, or through the Bank's borrowing capacity. The Bank's liquidity position is also designed to support any future business expansion.

The Market Risk Management Group is responsible for developing and implementing liquidity and funding policies, as well as strategies and methodologies for monitoring, measuring and controlling liquidity requirements and positions. This group is also mandated to develop contingency plan scenarios and establish limits, monitor liquidity risk positions in relation to the established limits and report regularly to the Board of Directors.

Funding management and diversification
Deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination, type of instrument and term structure is an important element of a liquidity management strategy. The Bank's strong branch network constitutes a stable source of deposits. Over the years, the Bank's strategy has been to expand its retail deposit base through organic growth.

To ensure stability of market access, the Bank maintains and consolidates direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and aims, whenever possible and economically advantageous, to promote long-term deposits.

Liquidity risk measurement
Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and the characteristics of certain products, such as credit commitments and demand deposits.

The Bank uses different risk measures to manage liquidity risk exposure. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are based on net cash capital, survival period and liquidity ratios. Net cash capital is an indicator used to determine the liquidity exposure of a bank by measuring the difference between long-term funding and illiquid assets. It enables the Bank to strike an optimal balance between long-term funding and institutional financing.

The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if funds borrowed on the money market were not renewed at maturity.

The Bank, in its Liquidity Management and Funding Policy, has established limits for its liquidity indicators, especially net cash capital and survival period. It has also set limits to restrict its reliance on any one depositor and thereby avoid an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor has been established.

Liquidity contingency plan
A detailed liquidity contingency plan is outlined in the Liquidity Management and Funding Policy. The plan defines the measures to be taken in a crisis in order to bridge the gap between the liquidity the Bank chooses to hold and the liquidity needs that could arise in such a crisis.

Operational Risk Management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, failure to comply with legal, regulatory or contractual requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it must be managed in a thorough, transparent manner to keep it at an acceptable level.

Each business unit has assigned specific risk manager responsibilities to employees of the unit to ensure proactive management of the unit's operational risks. In addition, a sector committee monitors the unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment.

The Operational and Reputational Risk Department develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This unit collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

Operational risk identification, measurement and monitoring standards and procedures
Sound operational risk management by the business units is based on a set of guidelines, including:

- competent and well-trained staff;
- segregation of incompatible functions and delegation of decision-making powers;
- framework for technological development and information security;
- processes for business continuity planning and recovery of key operations in the event of a business interruption;
- identification and assessment of risks when new products are launched.

Operational risk self-assessment
A method for self-assessing operational risk is presently in the deployment phase. This method will give each business unit the means to proactively identify the key operating risks they face, evaluate the effectiveness of the controls that are in place to mitigate them, and develop action plans with a view to maintaining such risks at acceptable levels.

Operational loss database

The Operational and Reputational Risk Department has instituted a process for collecting operational loss data from across the Bank and its subsidiaries. The information collected, which includes the amount of each loss and a description of the triggering events, is fed into a centralized loss database, which is used to gain a clearer understanding of the causes of operational losses and map out mitigation strategies. No significant operational losses occurred during the year.

Regulatory capital

The Bank intends to adopt the standardised approach when regulatory capital in compliance with the Basel II Accord is introduced.

Reputational risk

Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a systems failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct, a training program for all employees and various committees that assess risk whenever new products are introduced within the business units. The activities of the Corporate Compliance Department, Legal Affairs Department, Corporate Secretary's Office and Public Relations Department complement these mechanisms.

In order to ensure that all aspects of reputational risk are considered for complex structured finance transactions, the Bank has put in place a formal process for assessing this risk and obtaining Credit Committee approval. Thoroughly verifying transactions and the third parties with whom the Bank does business, obtaining opinions from recognized experts and disclosing financial information in a transparent manner are some of the many measures taken to mitigate the Bank's reputational risk.

Quarterly Results

(millions of dollars, except per share amounts)					2006
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	$ 1,292	$ 305	$ 408	$ 301	$ 278
Other income	2,553	679	525	648	701
Total revenues	3,845	984	933	949	979
Provision (recovery) for credit losses	77	22	16	22	17
Operating expenses	2,588	687	634	623	644
Income taxes	277	44	58	82	93
Non-controlling interest	32	11	5	8	8
Net income	871	220	220	214	217
Earnings per common share					
Basic	5.22	1.33	1.32	1.29	1.28
Diluted	5.13	1.31	1.30	1.26	1.26
Dividends (per share)					
Common	1.96	0.50	0.50	0.48	0.48
Preferred					
Series 13	–	–	–	–	–
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	1.2125	0.3032	0.3031	0.3031	0.3031
Return on common shareholders' equity	20.1%	19.7%	20.2%	20.4%	19.9%
Total assets		116,885	108,645	111,183	105,276
Long-term financial liabilities(1)		1,449	1,599	1,599	1,600
Impaired loans					
Net private		$ 116	$ 98	$ 111	$ 113
Designated countries					
Gross outstanding		–	–	–	–
Allowances		–	–	–	–
Net total		116	98	111	113
Number of common shares outstanding *(thousands)*					
Average	162,851	161,969	161,927	162,598	164,903
End of period	161,512	161,512	161,918	161,882	164,313
Diluted	165,549	164,599	164,512	165,552	167,781
Per common share					
Book value		$ 27.17	$ 26.57	$ 25,77	$ 25.72
Stock trading range					
High	65.60	62.86	62.69	65.60	63.90
Low	56.14	58.26	56.14	61.35	58.35
Number of employees		16,972	17,183	16,955	16,993
Number of branches in Canada		451	453	455	455

(1) Subordinated debentures

				2005					2004
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
$ 1,441	$ 404	$ 308	$ 380	$ 349	$ 1,363	$ 380	$ 384	$ 325	$ 274
2,262	527	581	520	634	2,182	512	474	559	637
3,703	931	889	900	983	3,545	892	858	884	911
33	–	15	1	17	86	(8)	31	19	44
2,499	646	616	624	613	2,388	623	586	602	577
291	72	46	66	107	318	77	68	76	97
25	6	5	7	7	28	8	6	7	7
855	207	207	202	239	725	192	167	180	186
4.98	1.22	1.20	1.17	1.39	4.10	1.11	0.95	1.01	1.03
4.90	1.20	1.18	1.15	1.37	4.05	1.09	0.94	1.00	1.02
1.72	0.44	0.44	0.42	0.42	1.42	0.38	0.38	0.33	0.33
1.2000	–	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
1.4625	0.3657	0.3656	0.3656	0.3656	1.4625	0.3657	0.3656	0.3656	0.3656
0.8089	0.3032	0.3031	0.2026	–	–	–	–	–	–
20.7%	19.4%	19.6%	19.9%	23.6%	18.8%	19.7%	17.2%	19.0%	19.0%
	107,970	110,593	99,917	91,703		88,497	85,481	86,466	83,156
	1,102	1,409	1,770	1,764		1,408	1,474	1,488	1,473
	$ 117	$ 114	$ 119	$ 134		$ 160	$ 199	$ 219	$ 232
	–	–	–	–		–	–	10	10
	–	–	–	–		–	–	9	8
	117	114	119	134		160	199	220	234
166,382	165,176	165,363	167,327	167,693	170,918	167,671	169,332	172,023	174,669
165,335	165,335	165,096	165,744	168,050	167,430	167,430	168,058	169,730	173,569
168,964	167,939	167,849	169,938	170,164	173,276	169,936	171,634	174,520	177,008
	$ 25.39	$ 24.70	$ 24.19	$ 23.97		$ 22.87	$ 22.30	$ 21.94	$ 21.81
61.47	61.47	58.21	55.24	49.75	48.78	48.78	45.50	47.93	45.00
46.39	55.87	51.60	48.72	46.39	40.17	42.31	42.72	43.27	40.17
	16,890	17,049	16,712	16,610		16,555	16,673	16,366	16,914
	457	460	460	462		462	472	474	476

Additional Financial Information

Table 1 | Overview of Results

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	2004	2003	2002
Net interest income	**1,414**	1,531	1,424	1,353	1,473
Other income	**2,630**	2,322	2,229	2,106	1,641
Total revenues	**4,044**	3,853	3,653	3,459	3,114
Operating expenses	**2,588**	2,499	2,388	2,257	2,040
Contribution	**1,456**	1,354	1,265	1,202	1,074
Provision for credit losses	**77**	33	86	177	490
Income before income taxes, non-controlling interest and discontinued operations	**1,379**	1,321	1,179	1,025	584
Income taxes	**476**	441	426	374	236
Non-controlling interest	**32**	25	28	27	30
Income before discontinued operations	**871**	855	725	624	318
Discontinued operations	**–**	–	–	–	111
Net income	**871**	855	725	624	429
Average assets(2)	**106,273**	90,902	78,672	71,810	69,292

(1) See "Financial Reporting Method" on page 13.
(2) Excluding discontinued operations

Table 2 | Changes in Net Interest Income

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2006	2005	2004	2003	2002
Personal and Commercial Banking					
Net interest income	**1,367**	1,299	1,251	1,235	1,190
Average assets	**47,379**	43,956	40,511	38,679	38,337
Net interest income as a % of average assets	**2.89%**	2.96%	3.09%	3.19%	3.10%
Wealth Management					
Net interest income	**121**	101	94	91	89
Average assets	**830**	882	834	805	769
Financial Markets					
Net interest income	**141**	309	256	186	321
Average assets	**67,839**	51,809	42,367	37,819	37,067
Other					
Net interest income	**(215)**	(178)	(177)	(159)	(127)
Average assets	**(9,775)**	(5,745)	(5,040)	(5,493)	(6,881)
Total					
Net interest income	**1,414**	1,531	1,424	1,353	1,473
Average assets(2)	**106,273**	90,902	78,672	71,810	69,292

(1) See "Financial Reporting Method" on page 13.
(2) Excluding discontinued operations

Additional Financial Information

Table 3 | Other Income

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2006	2005	2004	2003	2002
Financial market fees	**629**	682	633	544	539
Deposit and payment service charges	**208**	201	200	192	186
Trading revenues	**375**	251	234	381	123
Gains (losses) on investment account securities, net	**180**	92	102	8	(98)
Card service revenues	**61**	63	49	49	47
Lending fees	**138**	145	168	130	112
Acceptances, letters of credit and guarantee	**68**	61	65	63	63
Securitization revenues	**175**	194	180	204	204
Foreign exchange revenues	**98**	76	72	66	67
Trust services and mutual funds	**324**	281	244	210	160
Insurance revenues	**113**	101	90	86	69
Other	**261**	175	192	173	169
	2,630	2,322	2,229	2,106	1,641
Domestic	**2,396**	2,105	1,998	1,947	1,595
International					
– United States	**97**	57	87	58	(3)
– Other	**137**	160	144	101	49
Other income as a percentage of total revenues on a taxable equivalent basis[2]	**65.0%**	60.3%	61.0%	60.9%	54.7%

(1) See "Financial Reporting Method" on page 13.
(2) In 2002, the $137 million impairment charge on an investment was excluded.

Table 4 | Trading Revenues[1]

Year ended October 31
(taxable equivalent basis)[2]
(millions of dollars)

	2006	2005	2004	2003	2002
Financial markets					
Interest rate	**51**	71	43	86	64
Equity	**276**	244	190	145	63
Commodity and currency	**25**	28	30	96	25
	352	343	263	327	152
Other sectors	**12**	16	8	13	22
Total	**364**	359	271	340	174

(1) Including net interest income and other income
(2) See "Financial Reporting Method" on page 13.

Additional Financial Information

Table 5 | Provision for Credit Losses

Year ended October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Provision for credit losses					
Personal	53	46	31	47	186
Commercial	22	20	57	60	154
Corporate	4	8	52	64	173
Real estate	(2)	1	1	7	20
Other	-	-	-	(1)	(13)
Total	77	75	141	177	520
General allowance for credit risk	-	(42)	(55)	-	(30)
Provision for credit losses charged to income before discontinued operations	77	33	86	177	490
Provision for credit losses charged to discontinued operations	-	-	-	-	(51)
Total provision for credit losses charged to income	77	33	86	177	439
Net average loans and acceptances	49,390	45,926	41,060	39,324	38,394
Provision for credit losses as a percentage of net average loans and acceptances	0.16%	0.07%	0.21%	0.45%	1.14%
Allowance for credit losses					
Balance at beginning	455	580	634	666	896
Transfer from allowance to assets held for disposal	-	-	-	-	(45)
Provision for credit losses charged to income:					
related to ongoing operations	77	33	86	177	490
related to discontinued operations	-	-	-	-	(51)
Write-offs	(168)	(215)	(199)	(259)	(673)
Recoveries(1)	64	57	59	50	49
Balance at end	428	455	580	634	666
Composition of allowances:					
Country risk allowance					
Portion related to loans	-	-	-	19	22
Portion related to securities	2	4	2	4	4
Specific allowances	118	143	228	206	235
General allowance	308	308	350	405	405

(1) Including exchange rate fluctuations

Additional Financial Information

Table 6 | Operating Expenses

Year ended October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Salaries and staff benefits	**1,479**	1,451	1,359	1,287	1,147
Occupancy	**124**	121	148	142	128
Technology	**358**	356	334	312	305
Amortization – premises and equipment	**40**	39	32	34	42
Amortization – technology	**29**	24	20	16	21
Messenger services and communications	**74**	81	77	80	77
Professional fees	**145**	136	118	112	99
Advertising and external relations	**76**	69	75	62	50
Stationery	**26**	25	26	26	28
Travel	**21**	21	20	21	17
Security and theft	**14**	20	14	16	24
Capital and payroll taxes	**67**	56	65	60	57
Other	**135**	100	100	89	45
Total	**2,588**	2,499	2,388	2,257	2,040
Domestic	**2,410**	2,325	2,194	2,082	1,999
International					
– United States	**92**	105	123	121	18
– Other	**86**	69	71	54	23
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**64.0%**	64.9%	65.4%	65.3%	62.8%

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income.

Table 7 | Change in Average Volumes

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2006		2005		2004		2003		2002	
	Average volume $	**Rate %**	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**9,348**	**3.36**	8,646	2.24	7,404	1.54	6,421	2.05	7,316	2.38
Securities	**34,401**	**3.16**	26,354	2.95	21,162	3.13	18,861	3.01	16,510	3.14
Residential mortgage loans	**15,907**	**4.94**	16,211	4.65	15,073	4.90	13,752	5.49	12,591	5.72
Personal loans	**10,348**	**6.36**	8,519	5.65	6,647	5.70	5,646	6.51	5,395	6.59
Business and other loans	**26,754**	**4.37**	24,819	3.53	20,447	3.61	20,169	4.16	21,221	3.87
Net impaired loans	**(183)**	**(0.38)**	(208)	(0.48)	(167)	(0.42)	(174)	(0.46)	(97)	(1.55)
Interest-bearing assets	**96,575**	**4.16**	84,341	3.66	70,566	3.73	64,675	4.11	62,936	4.12
Other assets	**9,698**	**–**	6,561	–	8,106	–	7,135	–	6,356	–
Total assets	**106,273**	**3.78**	90,902	3.39	78,672	3.34	71,810	3.71	69,292	3.74
Liabilities and shareholders' equity										
Personal deposits	**27,305**	**2.46**	24,343	2.18	21,861	2.47	21,390	2.69	21,420	2.96
Deposit-taking institutions	**9,916**	**3.44**	6,549	2.74	5,789	1.73	5,488	1.80	6,421	2.14
Other deposits	**26,972**	**3.40**	26,198	2.36	22,536	2.05	21,326	2.70	21,083	2.34
	64,193	**3.01**	57,090	2.32	50,186	2.20	48,204	2.60	48,924	2.58
Subordinated debentures	**1,592**	**5.67**	1,565	6.38	1,469	6.71	1,553	6.77	1,623	6.77
Obligations other than deposits	**25,402**	**2.55**	20,365	1.93	12,826	2.66	10,363	1.87	9,257	0.86
Interest-bearing liabilities	**91,187**	**2.85**	79,020	1.96	64,481	1.87	60,120	2.15	59,804	1.87
Other liabilities	**10,449**	**–**	7,411	–	10,070	–	7,670	–	5,522	–
Shareholders' equity	**4,637**	**–**	4,471	–	4,121	–	4,020	–	3,966	–
Liabilities and shareholders' equity	**106,273**	**2.45**	90,902	1.71	78,672	1.53	71,810	1.80	69,292	1.61
Gross margin		**1.33**		1.68		1.81		1.91		2.13

(1) See "Financial Reporting Method" on page 13.

Additional Financial Information

Table 8 | Deposits

As at October 31
(millions of dollars)

	2006		2005		2004		2003		2002	
	$	%	$	%	$	%	$	%	$	%
Personal	29,164	40.5	26,385	42.4	24,008	44.9	24,110	46.9	22,607	43.7
Commercial	18,069	25.1	17,018	27.4	14,419	27.0	14,668	28.5	13,882	26.9
Purchased funds	24,756	34.4	18,816	30.2	15,005	28.1	12,685	24.6	15,201	29.4
Total	71,989	100.0	62,219	100.0	53,432	100.0	51,463	100.0	51,690	100.0
Domestic	61,982	86.1	55,765	89.6	45,636	85.4	43,809	85.1	40,959	79.2
International										
– United States	1,851	2.6	540	0.9	957	1.8	877	1.7	2,814	5.5
– Other	8,156	11.3	5,914	9.5	6,839	12.8	6,777	13.2	7,917	15.3
Total	71,989	100.0	62,219	100.0	53,432	100.0	51,463	100.0	51,690	100.0
Personal deposits as a percentage of total assets		25.0		24.4		27.1		28.4		29.7

Table 9 | Sources of Regulatory Capital

As at October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Regulatory capital at beginning	5,925	5,319	5,369	5,294	5,876
Internally generated capital					
Net income	871	855	725	624	429
Other amounts affecting retained earnings	–	–	(1)	(4)	(2)
Dividends on common and preferred shares	(341)	(312)	(266)	(218)	(195)
	530	543	458	402	232
External financing					
Eligible subordinated debentures[1]	347	194	(29)	(87)	(71)
Preferred shares	–	25	–	75	(192)
Innovative instruments included in Tier 1 capital	207	(11)	(31)	(71)	(10)
Common shares	54	65	47	28	53
Repurchase of common shares	(309)	(224)	(382)	(298)	(306)
Non-controlling interest in subsidiaries	(123)	128	3	(17)	9
	176	177	(392)	(370)	(517)
Other					
Unrealized foreign exchange losses, net	(66)	(16)	(16)	(11)	(2)
Other[2]	42	(98)	(100)	54	(295)
	(24)	(114)	(116)	43	(297)
Regulatory capital generated (used)	682	606	(50)	75	(582)
Regulatory capital at end	6,607	5,925	5,319	5,369	5,294

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) Represents the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill, investments in companies subject to significant influence and amounts related to securitizations.

Additional Financial Information

Table 10 | Regulatory Capital and Capital Ratios

As at October 31
(millions of dollars)
(in accordance with BIS guidelines)

	2006	2005	2004	2003	2002
Tier 1 capital					
Common shareholders' equity	**4,386**	4,190	3,829	3,722	3,601
Non-cumulative permanent preferred shares	**400**	400	375	375	300
Innovative instruments	**562**	355	365	396	467
Non-controlling interest	**9**	132	5	2	19
Less: goodwill	**(683)**	(662)	(662)	(660)	(661)
	4,674	4,415	3,912	3,835	3,726
Tier 2 capital					
Subordinated debentures[1]	**1,949**	1,602	1,408	1,437	1,524
General allowance for credit risk	**308**	308	350	350	341
	2,257	1,910	1,758	1,787	1,865
Less: investments in companies subject to significant influence	**(289)**	(360)	(296)	(174)	(181)
Less: first loss protection	**(35)**	(40)	(55)	(79)	(116)
Total capital	**6,607**	5,925	5,319	5,369	5,294
Regulatory capital ratios					
Tier 1 capital ratio	**9.9%**	9.6%	9.6%	9.6%	9.6%
Total capital ratio[1]	**14.0%**	12.8%	13.0%	13.4%	13.6%
Tangible common equity ratio	**7.33%**	7.37%	7.02%	6.78 %	6.59 %
Assets-to-capital multiple[2]	**19.3**	20.0	16.8	15.9	14.5

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined by capital adequacy requirements.

Table 11 | Risk-Weighted Assets

As at October 31
(millions of dollars)

	2006	2006	2005	2004	2003	2002
	Balance sheet balance	**Risk-weighted balance**	Risk-weighted balance	Risk-weighted balance	Risk-weighted balance	Risk-weighted balance
Balance sheet assets						
Cash resources	**10,879**	**2,077**	1 306	1,070	1,363	1,421
Securities	**38,678**	**2,083**	2,269	2,317	2,688	2,336
Mortgage loans	**16,570**	**5,647**	5,121	5,420	4,634	3,971
Other loans	**37,785**	**21,727**	21,903	18,849	18,360	19,478
Other assets	**12,973**	**5,549**	5,650	4,876	5,692	5,117
		37,083	36,249	32,532	32,737	32,323
General allowance for credit risk		**308**	308	350	350	341
Total balance sheet assets	**116,885**	**37,391**	36,557	32,882	33,087	32,664
Off-balance sheet assets						
Letters of guarantee and documentary credit		**1,096**	1,033	874	606	751
Commitments to extend credit		**5,085**	4,731	4,431	4,075	3,872
Interest rate contracts		**122**	110	129	100	161
Foreign exchange contracts		**234**	220	166	230	221
Equity and commodity contracts		**499**	418	309	256	161
Total off-balance sheet assets		**7,036**	6,512	5,909	5,267	5,166
Market risk items		**2 871**	3,168	2,032	1,707	1,148
		47,298	46,237	40,823	40,061	38,978

Additional Financial Information

Table 12 | Assets under Administration and Assets under Management

As at October 31
(millions of dollars)

	National Bank Trust	National Bank Financial	National Bank Securities	Altamira	Natcan Investment Management	National Bank Direct Brokerage	Bank excluding subsidiaries	2006	2005
Assets under administration									
Institutional	47,841	11,464	–	–	–	–	–	**59,305**	68,029
Personal	–	89,069	–	–	–	9,703	–	**98,772**	87,551
Mutual funds	12,986	–	8,070	3,837	–	–	–	**24,893**	23,010
Mortgage loans sold to third parties	–	–	–	–	–	–	5,761	**5,761**	5,132
Total assets under administration	60,827	100,533	8,070	3,837	–	9,703	5,761	**188,731**	183,722
Assets under management									
Personal	5,081	–	–	–	–	–	–	**5,081**	4,358
Managed portfolios	–	3,366	–	–	15,371	–	–	**18,737**	18,117
Mutual funds	–	–	–	–	16,200	–	–	**16,200**	14,935
Total assets under management	5,081	3,366	–	–	31,571	–	–	**40,018**	37,410
Total assets under administration/management – 2006	65,908	103,899	8,070	3,837	31,571	9,703	5,761	**228,749**	221,132
Total assets under administration/management – 2005	74,912	90,609	7,448	3,709	30,636	8,686	5,132		

Table 13 | Allocation of Loans by Borrower Category

As at September 30
(millions of dollars)

	2006		2005		2004		2003		2002	
	$	**%**	$	%	$	%	$	%	$	%
Personal[1]	**11,205**	**23.5**	9,647	20.2	7,704	18.4	5,947	15.3	5,859	15.3
Residential mortgage	**14,957**	**31.3**	15,929	33.3	15,272	36.4	13,753	35.5	12,548	32.8
Non-residential mortgage	**1,322**	**2.8**	1,186	2.5	1,042	2.5	911	2.4	836	2.2
Agricultural	**1,847**	**3.9**	1,796	3.8	1,686	4.0	1,653	4.3	1,486	3.9
Financial institutions	**5,056**	**10.6**	3,353	7.0	2,415	5.8	1,277	3.3	1,583	4.1
Manufacturing	**2,047**	**4.3**	2,249	4.7	2,458	5.9	3,282	8.5	5,050	13.2
Construction and real estate	**1,226**	**2.6**	1,277	2.7	1,247	3.0	1,291	3.3	1,707	4.5
Transportation and communications	**475**	**1.0**	442	0.9	453	1.1	515	1.3	632	1.6
Mines, quarries and energy	**1,223**	**2.6**	787	1.6	763	1.8	774	2.0	601	1.6
Forestry	**166**	**0.3**	174	0.4	185	0.4	264	0.7	252	0.7
Government	**1,023**	**2.1**	1,237	2.6	1,080	2.6	1,286	3.3	921	2.4
Wholesale	**533**	**1.1**	592	1.2	612	1.5	558	1.4	807	2.1
Retail	**1,119**	**2.3**	1,137	2.4	1,108	2.6	1,296	3.3	1,281	3.3
Services	**3,678**	**7.7**	6,372	13.3	4,774	11.4	4,059	10.5	3,518	9.2
Other	**1,848**	**3.9**	1,659	3.4	1,101	2.6	1,912	4.9	1,169	3.1
	47,725	**100.0**	47,837	100.0	41,900	100.0	38,778	100.0	38,250	100.0

(1) Including consumer loans, credit card loans and other personal loans

Additional Financial Information

Table 14 | Impaired Loans

As at October 31
(millions of dollars)

	2006	2005	2004	2003	2002
Private impaired loans, net					
Personal(1)	**31**	25	16	16	62
Commercial	**63**	55	82	98	99
Corporate	**20**	27	49	107	36
Real estate	**-**	8	11	25	44
Other	**2**	2	2	2	3
Total impaired loans, net(2)	**116**	117	160	248	244
Impaired loans, designated countries	**-**	-	-	3	2
Total impaired loans, net	**116**	117	160	251	246
Impaired loans, gross	**234**	260	388	476	503
Allowance for credit losses	**118**	143	228	225	257
Impaired loans, net	**116**	117	160	251	246
Provisioning rate	**50.4%**	55.0%	58.8%	47.3%	51.1%
As a percentage of net loans and acceptances	**0.2%**	0.3%	0.4%	0.6%	0.6%
As a percentage of common shareholders' equity	**2.6%**	2.8%	4.2%	6.7%	6.8%

(1) Including $20 million of net consumer loans in 2006 (2005: $17 million; 2004: $14 million; 2003: $16 million; 2002: $22 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Table 15 | Trading Activities (VaR)

Global VaR by risk category(1)
Year ended October 31
(millions of dollars)

				2006	2005
	Low	High	Average	At end	At end
Interest rate	(1.8)	(8.2)	(4.5)	**(4.1)**	(3.5)
Foreign exchange	(0.5)	(2.8)	(1.4)	**(1.2)**	(0.9)
Equity	(2.3)	(6.7)	(4.2)	**(4.1)**	(5.1)
Commodity contracts	(0.5)	(2.3)	(1.1)	**(1.5)**	(0.6)
Correlation effect(2)	1.2	9.8	5.2	**5.1**	5.0
Global VaR	(3.9)	(10.2)	(6.0)	**(5.8)**	(5.1)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification across risk types.

Table 16 | Daily Trading Revenues

(millions of dollars)


— Daily Trading Revenues
— VaR (CAD)
20
15
10
5
0
(5)
(10)
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
April-06
May-06
June-06
July-06
Aug-06
Sept-06
Oct-06

Glossary of Financial Terms

Acceptance: Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

Assets under administration: Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management: Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

Basis point: Unit of measure equal to one one-hundredth of a percentage point (0.01%).

Hedging: A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

Master netting agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net interest income: Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

Net interest margin: Net interest income as a percentage of average assets.

Percentage point: Unit of measure equal to 1%.

Return on common shareholders' equity (or ROE): Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting: Process by which risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements: Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securities sold under repurchase agreements: Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

February 1, 2007

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since December 18, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

File No. 82-3764

OSLER

SCHEDULE A
February 1, 2007

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Notice dated December 21, 2006 of the Annual and Special Meeting to be held on March 7, 2006 and the Record Date of January 16, 2007 for the Voting of Common Shares	December 21, 2006	1.6
2.	Notice dated December 21, 2006 of the Special Meeting to be held on March 7, 2007 and the Record Date of January 16, 2007 for the Voting of Preferred Shares Series 15 and 16	December 21, 2006	1.6
3.	Report to Shareholders dated November 30, 2006 for the Fourth Quarter and the Fiscal Year ended October 31, 2006	December 21, 2006	2.1
4.	Cover Letter relating to the filing of the report to Shareholders described at item 3 above	December 21, 2006	2.1
5.	Amended Notice dated December 21, 2006 of the Annual and Special Meeting be held on March 7, 2007 and the Record Date of January 16, 2007 for the Voting of Common Shares	January 5, 2007	1.6
6.	Audited Annual Consolidated Financial Statements for the Fiscal Year ended October 31, 2006	January 15, 2007	1.1
7.	2006 Annual Report	January 15, 2007	1.1

OSLER

	DOCUMENT TYPE	**DATE OF FILING**	
		SEDAR	**SCHEDULE "A" REFERENCE NUMBER**
8.	Management's Discussion and Analysis of Financial Condition and Operating Results dated November 30, 2006 for the Fourth Quarter and the Fiscal Year ended October 31, 2006	January 15, 2007	1.3
9.	Annual Participation Fee for Reporting Issuers (Ontario Form 13-502F1)	January 15, 2007	1.8
10.	Material Change Report dated January 15, 2007 relating to the appointment of Mr. Louis Vachon as President and Chief Executive Officer	January 15, 2007	3.2
11.	Pricing Supplement No. 4 dated January 15, 2007 to the Short Form Base Shelf Prospectus dated April 5, 2006	January 16, 2007	4.5
12.	Pricing Supplement No. 5 dated January 15, 2007 to the Short Form Base Shelf Prospectus dated April 5, 2006	January 16, 2007	4.5
13.	Pricing Supplement No. 6 dated January 15, 2007 to the Short Form Base Shelf Prospectus dated April 5, 2006	January 16, 2007	4.5
14.	Pricing Supplement No. 3 dated January 15, 2007 to the Short Form Base Shelf Prospectus dated April 5, 2006	January 17, 2007	4.5
15.	Certification of Annual Filings by the Senior Vice-President Finance, Technology and Corporate Affairs dated January 24, 2007 for the Year ended October 31, 2006 (Form 52-109F1)	January 24, 2007	1.4
16.	Certification of Annual Filings by the President and Chief Executive Officer dated January 24, 2007 for the Year ended October 31, 2006 (Form 52-109F1)	January 24, 2007	1.4
17.	Annual Information Form dated January 16, 2007	January 24, 2007	1.2

OSLER

	Document type	Date of filing	
		SEDAR	Schedule "A" Reference Number
18.	Minutes of the Annual Meeting of Holders of Common Shares held on March 8, 2006	January 24, 2007	1.10
19.	Notice dated January 16, 2007 of Annual and Special Meeting of Common Shareholders and Notice of Special Meeting of First Preferred Shareholders to be held on March 7, 2007	January 24, 2007	1.5
20.	Management Proxy Circular dated January 16, 2007 relating to the Annual and Special Meeting of Common Shareholders and the Special Meeting of First Preferred Shareholders to be held on March 7, 2007	January 24, 2007	1.5
21.	Form of Proxy for Special Meeting of Holders of First Preferred Shares to be held on March 7, 2007	January 24, 2007	1.5
22.	Form of Proxy for Annual and Special Meeting of Holders of Common Shares to be held on March 7, 2007	January 24, 2007	1.5
23.	Press Release dated January 30, 2007 announcing a Buyback Program of up to 5 per cent of the Common Shares of the Bank	January 30, 2007	4.4

File No. 82-3764

Computershare

SEDAR #2236

Investor Services

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand

December 21, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Northwest Territories Department of Justice, Securities Registry
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Subject: National Bank of Canada

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Annual & Special
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	633067103
4.	Record Date	January 16, 2007
5.	Meeting Date	March 7, 2006
6.	Meeting Location	Montreal, Quebec

Sincerely,
Computershare Trust Company of Canada
Agent for National Bank of Canada

Computershare

SEDAR #2236

Investor Services

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

December 21, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Northwest Territories Department of Justice, Securities Registry
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Subject: National Bank of Canada

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Special
2.	Security Description of Voting Issue	Preferred shares series 15
3.	CUSIP Number	633067715
4,	Security Description of Voting Issue	Preferred shares series 16
5.	CUSIP Number	633067517
4.	Record Date	January 16, 2007
5.	Meeting Date	March 7, 2007
6.	Meeting Location	Montreal, Quebec

Sincerely,
Computershare Trust Company of Canada
Agent for National Bank of Canada

Report to Shareholders


Revised



NATIONAL BANK OF CANADA

FOURTH QUARTER | 2006



National Bank: a vigorous fourth quarter yields record net income for fiscal 2006

- *Financial objectives for the quarter and the fiscal year achieved or exceeded*
- *Diluted earnings per share for the quarter increased 9%*
- *Shareholders' equity reached 19.7% for the quarter*
- *Quarterly dividend at 54¢, increase of 13% in a year*
- *Target dividend payout range increased*

MONTREAL, November 30, 2006 - National Bank today released its earnings report for the fourth quarter of 2006 and for its fiscal year ended October 31, 2006.

During the quarter, total revenues of the Bank expanded 6%, to $984 million on the strength of increased business in the Personal and Commercial Banking and Financial Markets segments. Net income increased 6% to $220 million. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income grew $29 million, or 15%. Diluted earnings per share (EPS) improved 9% to stand at $1.31. Excluding the reduction in the general allowance in Q4 2005, diluted EPS increased 19%.

For fiscal 2006, total revenues were up 4% to $3.8 billion, driven by the growth in the Bank's three business segments. Net income was up $16 million to a record $871 million. Excluding specified items, i.e., the gain related to the MasterCard Inc. IPO, the net gain on the sale of shareholder management activities in 2006, the gain on the disposal of investments in South America and the reduction in the general allowance in 2005, net income for fiscal 2006 was $54 million, or 7%, higher than the previous fiscal year. Moreover, diluted EPS increased 5% to $5.13. Excluding the specified items, diluted EPS stood at $5.05, or 10% higher.

"All of our financial targets have been achieved or exceeded through disciplined implementation of strategies at all levels of the organization. The rigour with which we executed these strategies drove the robust growth of our core business activities with individuals and businesses, and the substantially higher profitability in our Wealth Management and Financial Markets segments. As a result, the Bank posted record net income in fiscal 2006, which puts it in a strong position to continue creating value for its shareholders and maintaining balance among all stakeholders who are partners in its success," confirmed Réal Raymond, President and Chief Executive Officer.

Highlights

- Increase in the target dividend payout range from 35% - 45% to 40% - 50% and increase in the quarterly dividend of 4 ¢, to $0.54.
- Diluted EPS of $1.31 in Q4 2006, or 9% growth; excluding the reduction in the general allowance in Q4 2005, diluted EPS increased 19%.
- Improvement of 6% in total revenues in Q4 2006 to $984 million; total revenues for fiscal 2006 ahead 4% to $3.8 billion.
- Record net income of $871 million for fiscal 2006, up $16 million over the preceding fiscal year.
- Diluted earnings per share of $5.13 during the year, growth of 5% over fiscal 2005; the increase is 10% when the specified items for 2005 and 2006 are excluded.

Personal and Commercial

- Growth of 7% in total revenues at Personal and Commercial in Q4 2006 as a result of sustained growth in loan and deposit volumes compared to the corresponding quarter of 2005.
- Continued improvement in Q4 2006 in the net interest margin, which returned to its Q4 2005 level.
- Increase in segment net income of 8% for fiscal 2006 to $479 million, compared to $443 million in 2005, due to improved productivity and business growth.

Wealth Management

- Increase in segment net income from $26 million in Q4 2005 to $29 million in Q4 2006.
- Marked improvement in segment productivity as a result of the decline in the efficiency ratio from 77.3% for fiscal 2005 to 74.0% in 2006.
- Rapid growth in segment net income during fiscal 2006 to $143 million, up 29% from 2005.
- Year-over-year increase of 14% in deposits and off-balance sheet savings, which reached $74.9 billion, on the strength of the growth in assets administered by brokerage services, mutual funds and private investment management.

Financial Markets

- Segment revenue growth of 24% in Q4 2006 on higher trading revenues, financial market fees and gains on securities.
- Segment net income up 16% to $283 million for fiscal 2006, a record high.
- Notable progression in segment productivity as a result of the decrease in the efficiency ratio, which went from 60.7% for fiscal 2005 to 57.7% in 2006.

(unaudited)	Quarter ended October 31			Fiscal year ended October 31		
(millions of dollars)	2006	2005	%	2006	2005	%
Personal and Commercial	124	110	+13	479	443	+8
Wealth Management	29	26	+12	143	111	+29
Financial Markets	75	52	+44	283	244	+16
Other	(8)	19	–	(34)	57	–
Net income	220	207	+6	871	855	+2
Less specified items:						
• gain related to the MasterCard IPO	–	–		(9)	–	
• net gain on the sale of shareholder management activities	–	–		(5)	–	
• gain on the disposal of investments in South America	–	–		–	(25)	
• reduction in the general allowance for credit risk	–	(16)		–	(27)	
Net income excluding specified items	220	191	+15	857	803	+7
Diluted earnings per share	$1.31	$1.20	+9	$5.13	$4.90	+5
Less specified items:						
• gain related to the MasterCard IPO	–	–		(0.05)	–	
• net gain on the sale of shareholder management activities	–	–		(0.03)	–	
• gain on the disposal of investments in South America	–	–		–	(0.15)	
• reduction in the general allowance for credit risk	–	(0.10)		–	(0.17)	
Diluted earnings per share excluding specified items	$1.31	$1.10	+19	$5.05	$4.58	+10
Return on common shareholders' equity	19.7%	19.4%		20.1%	20.7%	

Financial Objectives	Objectives	Results 4th quarter 2006	Results Fiscal 2006
Growth in diluted earnings per share excluding specified items	5% – 10%	19%	10%
Return on common shareholders' equity	16% – 18%	19.7%	20.1%
Tier 1 capital ratio	More than 8.5%	9.9%	9.9%
Dividend payout ratio	35% – 45%	38%	38%

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this quarterly report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management," "Risk Management Framework," "Credit Risk Management," "Market Risk Management," "Liquidity Risk Management," "Operational Risk Management," and "Factors that could affect future results" in the 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Hélène Baril
Director
Investor Relations
(514) 394-0296

Management's Discussion and Analysis of Financial Condition and Operating Results

November 30, 2006 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the fourth quarter of fiscal 2006 and the unaudited consolidated financial statements for fiscal 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $220 million in the fourth quarter of fiscal 2006, up 6% from $207 million for the same period of 2005. Excluding the reduction in the general allowance for credit risk in the fourth quarter of 2005, net income increased $29 million or 15%. For fiscal 2006, the Bank posted record net income of $871 million, an increase of $16 million over 2005. Had it not been for specified items, i.e., the gain related to the IPO of MasterCard Inc., of which the Bank is a shareholder, the net gain on the sale of shareholder management activities in 2006, and the gain on the disposal of investments in South America and the reduction in the general allowance in 2005, net income would have risen $54 million, or 7%, over the preceding year.

Diluted earnings per share amounted to $1.31 in the fourth quarter of 2006, up 9% from $1.20 for the same period of 2005. Excluding the reduction in the general allowance in the fourth quarter of 2005, diluted earnings per share increased 19%. Diluted earnings per share in fiscal 2006 were $5.13, up 5%. Excluding specified items, diluted earnings per share grew 10% from period to period to $5.05.

Return on common shareholders' equity was 19.7% in the fourth quarter, 30 basis points higher than for the year-earlier period. For fiscal 2006, return on equity stood at 20.1%, compared to 20.7% in 2005.

Total Revenues

The Bank's total revenues rose 6% in the fourth quarter of 2006 to reach $984 million, as against $931 million in the fourth quarter of 2005. Personal and Commercial net interest income advanced $21 million, or 6.3%, to stand at $354 million for the quarter, owing to higher loan and deposit volumes. This increase was accompanied by an ongoing improvement in the net interest margin as it returned to its fourth quarter 2005 level – a trend that began in the second quarter. Over the past few quarters, the widening of the spread on deposits has completely offset the narrowing of the spread on loans.

Other income in the fourth quarter totalled $679 million, versus $527 million for the corresponding quarter of 2005. Financial market fees amounted to $167 million for the quarter, an increase of $1 million over the same period of 2005. The modest decline in retail brokerage activities was fully offset by business growth in the Financial Markets institutional group.

Trading revenues, recorded in both net interest income and other income, rose $22 million from the fourth quarter of 2005 to the same quarter of 2006. Gains on investment account securities stood at $50 million for the quarter, as against $4 million for the year-earlier period. Two thirds of the increase stemmed from financial market activities. Revenues from mutual funds and trust services climbed $3 million from the fourth quarter of 2005 to reach $77 million in the fourth quarter of 2006, mainly on the strength of growth in private investment management and mutual funds.

Aside from these items, the increase in other income in the fourth quarter was derived from securitization revenues, which grew $7 million, foreign exchange revenues, which were up $6 million, and other revenues, which climbed $16 million. Commissions on loans and bankers' acceptances, on the other hand, were down $6 million to $74 million.

Total revenues grew 3.8% during fiscal 2006 to reach $3,845 million, versus $3,703 million in the corresponding period of 2005. Personal and Commercial net interest income advanced $68 million, or 5.2%, to $1,367 million in fiscal 2006. This advance was driven by the 8% growth in loans, which was, however, partly offset by a 7-basis-point narrowing of the spread. Compared to the same period of 2005, trading revenues rose $5 million to $364 million; gains on securities, $89 million to $180 million, including the gain related to the MasterCard Inc. IPO; and revenues from trust services and mutual funds, $43 million to $324 million. Similarly, other revenues, foreign exchange revenues and lending fees increased $94 million. Securitization revenues declined $19 million to $175 million and financial market fees decreased $53 million to $629 million.

Operating Expenses

In the fourth quarter of 2006, operating expenses were $687 million, up $41 million from the year-earlier period. Salaries and staff benefits increased $17 million to $388 million owing to business growth. The ratio of salaries and staff benefits to operating expenses fell 1% to 56%. Technology expenses were down $6 million and professional fees, $3 million to $43 million. Changes in these expenses depend on the completion schedule for technological development projects.

For fiscal 2006, operating expenses were up 3.6% to $2,588 million. Salaries and staff benefits rose $28 million, or 2%, with the decrease in variable compensation offsetting the increase in regular salaries and pension plan costs. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2005 to 57% in 2006. Technology expenses were up $7 million and professional fees, $9 million. The $48 million increase in other expenses resulted from, among other things, higher capital and payroll tax payments. This increase was partly offset by the reduction in communications expenses.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Income Taxes

Income taxes for the fourth quarter of 2006 totalled $44 million, representing an effective tax rate of 16.0%, compared to $72 million and an effective tax rate of 25.3% for the year-earlier period. The tax rate for the fourth quarter of 2006 was affected by the increase in tax-exempt income from securities. For fiscal 2006, income taxes amounted to $277 million, for an effective tax rate of 23.5%, as against $291 million and an effective tax rate of 24.9% for the corresponding period of 2005.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $124 million for the fourth quarter of 2006, up 13% from the $110 million in net income earned in the corresponding quarter of 2005. Total revenues for the segment grew 7% to $565 million. At Personal Banking, total revenues climbed $29 million, or 8%, owing to the $2.4 billion growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The increase in revenues stemming from higher loan volumes was accompanied by a stabilization of the net interest margin between the fourth quarter of 2005 and the fourth quarter of 2006. The improvement in the net interest margin on transaction deposits fully offset the narrower spread on credit products. The wider spread on transaction deposits resulted from the rise in interest rates during the fiscal year. Moreover, insurance revenues continued to grow primarily on the strength of gains realized on securities. Total revenues at Commercial Banking were up $8 million, or 4%, owing to the growth in net interest income because of the increase in loans and acceptances and foreign exchange revenues. The net interest margin at Commercial Banking rose slightly between the fourth quarter of 2005 and same period of 2006 thanks to the wider spread on deposits, which fully offset the narrower spread on credit products.

Operating expenses for the Personal and Commercial segment were $344 million in the fourth quarter of 2006, as against $324 million for the year-earlier period. The efficiency ratio improved to 60.9% in the quarter from 61.4% for the same quarter of 2005. The segment's provision for credit losses was reduced $5 million for a total of $33 million due to a higher recovery rate for Commercial Banking.

For fiscal 2006, the Personal and Commercial segment posted net income of $479 million, an 8% increase over the $443 million recorded for the same period of 2005. Total revenues for the segment rose 6% to $2,173 million on growth of $92 million, or 7% at Personal Banking and $33 million, or 5%, at Commercial Banking. The efficiency ratio moved down to 61.2% in fiscal 2006 from 61.8 % for the previous year. Provisions for credit losses for the segment were increased $4 million, or 3%, for a total of $121 million. This slight increase was attributable to higher provisions at Personal Banking, primarily for credit cards, which were almost entirely offset by the higher recovery rate at Commercial Banking.

Wealth Management

Net income for the Wealth Management segment totalled $29 million in the fourth quarter of 2006, compared to $26 million for the corresponding quarter of 2005, for an increase of 12%. The segment's total revenues advanced $5 million to $210 million for the quarter ended October 31, 2006. A slowdown in the new issue market which reduced slightly on revenues for Individual Investor Services at National Bank Financial was offset by growth in private investment management and mutual funds. Operating expenses for the quarter were up $3 million, or 2%, to $163 million. The efficiency ratio dropped from 78.0% in the fourth quarter of 2005 to 77.6% this quarter.

For fiscal 2006, net income for the Wealth Management segment reached $143 million, versus $111 million for the same period of 2005, for an increase of 29%. During the fiscal year, the segment recorded a $5 million gain net of income tax following the sale of its shareholder management activities. The segment's total revenues climbed 7% to $858 million in fiscal 2006. Operating expenses edged up barely 2% to $635 million. As a result, the efficiency ratio greatly improved to 74.0% during the year from 77.3% as at October 31, 2005.

Financial Markets

The Financial Markets segment posted net income of $75 million in the fourth quarter of 2006, up $23 million or 44% from the corresponding quarter of 2005. Total revenues for the segment rose $58 million, or 24%, to $296 million. Trading revenues reached $112 million in the quarter, up $29 million from the fourth quarter of 2005. Financial market fees climbed $10 million, or 14%, on the strength of increased merger and acquisition activities. In addition, gains on securities amounted to $36 million, as against $7 million a year earlier.

Operating expenses for the quarter were $174 million, up $23 million from the fourth quarter of 2005, owing to higher compensation related to business growth and expenses associated with the acquisition of Credigy Ltd. during the year. Provisions for credit losses for the quarter were $1 million, down from $4 million in the year-earlier period.

For fiscal 2006, the segment's net income totalled $283 million, up $39 million, or 16%, over fiscal 2005. Total revenues for Financial Markets grew $78 million, or 8%, to $1,058 million. Trading revenues amounted to $352 million in 2006, for a $9 million increase versus 2005. Gains on securities represented $152 million, up from $56 million a year earlier. Given the strong equity market, gains were earned on investments and private placements. These gains were partially tempered by the decline in capital market fees during a record year when mergers and acquisitions only offset in part the reduced number of income trust IPOs. Operating expenses for fiscal 2006 were $610 million, up less than 3% from 2005. Consequently, the efficiency ratio dropped from 60.7% in 2005 to 57.7% in 2006, an improvement stemming from cost control measures and a migration of revenue streams toward activities with lower commissions. Provisions for credit losses in fiscal 2006 amounted to $4 million, half the level of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Financial Market Revenues

(taxable equivalent basis [1]) (millions of dollars)	Q4 2006	Q4 2005	Fiscal 2006	Fiscal 2005
Trading revenues				
Equity	95	43	276	244
Interest rate	12	30	51	71
Commodity and foreign exchange	5	10	25	28
	112	**83**	**352**	**343**
Financial market fees	83	73	269	302
Gains on securities	36	7	152	56
Banking services	35	37	132	139
Other	30	38	153	140
Total	**296**	**238**	**1,058**	**980**

Other

The "Other" heading of segment results recorded a loss of $8 million for the fourth quarter of 2006, compared to net income of $19 million for the same period a year earlier. The difference was mainly attributable to a $25 million reversal ($16 million after income tax) of the general allowance in the fourth quarter of 2005. For fiscal 2006, the "Other" heading recorded a loss of $34 million, as against a gain of $57 million for the corresponding period of 2005, when the Bank recorded a $37 million pre-tax gain ($25 million after income tax) on the disposal of investments and reversed $42 million ($27 million after income tax) of the general allowance for credit risk. In 2006, the $13 million pre-tax gain related to the MasterCard Inc. IPO partially mitigated the impact of the $20 million decline in securitization revenues.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the fourth quarter of 2006, cash and cash equivalents were up $1.7 billion after having decreased by the same amount in the fourth quarter of 2005. As at October 31, 2006, cash and cash equivalents totalled $10.9 billion versus $6.3 billion a year earlier.

The increase in trading account securities explains most of the $3.2 billion required for operating activities in the fourth quarter of 2006. For the corresponding quarter of 2005, operating activities required $0.6 billion. The decline in trading account securities generated $1.6 billion, which partly reduced the funds required for the $2.1 billion increase in other items, primarily amounts in the settlement process.

Financing activities in the fourth quarter of 2006 provided cash inflows of $6.3 billion owing to a $3.9 billion increase in deposits, mostly in purchased funds, and a $1.9 billion increase in securities sold under repurchase agreements. For the fourth quarter of 2005, financing activities required cash of $2.2 billion because of the reduction in securities sold short and securities sold under repurchase agreements.

Finally, investing activities required $1.4 billion in cash flows in the fourth quarter of 2006 while in the corresponding quarter of 2005, cash flows amounting to $1.1 billion were generated for investing activities primarily because variances in securities purchased under reverse repurchase agreements.

Risk Management

Credit Risk

For the fourth quarter of 2006, the Bank recorded provisions for credit losses of $22 million. In the corresponding quarter of 2005, specific provisions of $25 million had been offset by the reversal of $25 million of the general allowance for credit risk. Provisions for credit losses for fiscal 2006 were $77 million versus $33 million for the previous fiscal year. In 2005, specific provisions of $75 million had been partially offset by the reversal of $42 million of the general allowance for credit risk.

As at October 31, 2006, gross impaired loans stood at $234 million, compared to $260 million at the end of fiscal 2005. This decline was primarily due to the successful recovery of impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was only 5.9% at the end of the fiscal year, compared to 6.8% a year earlier. As at October 31, 2006, allowances for credit losses exceeded gross impaired loans by $192 million versus $191 million as at October 31, 2005.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 12 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended October 31, 2006				For the quarter ended July 31, 2006			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)	(3.3)	(7.6)	(4.2)	(2.4)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)	(1.6)	(1.9)	(1.3)	(0.8)
Equity	(4.2)	(6.7)	(3.9)	(2.6)	(3.8)	(4.2)	(3.4)	(2.3)
Commodity	(1.4)	(2.1)	(1.2)	(0.8)	(1.0)	(1.6)	(1.1)	(0.7)
Correlation effect [2]	5.1	8.7	5.0	2.4	4.8	7.3	4.5	2.3
Global VaR	**(5.8)**	**(9.1)**	**(5.6)**	**(4.1)**	**(4.9)**	**(8.0)**	**(5.5)**	**(3.9)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at October 31, 2006, the Bank had assets of $116.9 billion, up $8.9 billion from $108.0 billion at the end of fiscal 2005. Loans and acceptances rose $3.2 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $6.8 billion. The table below presents the main portfolios.

Average monthly volumes (millions of dollars)	October 2006	October 2005
Loans and acceptances*		
Residential mortgages	21,461	20,728
Consumer loans	9,553	8,283
Credit card receivables	1,743	1,707
SME loans	15,091	14,182
Corporate loans	3,885	3,216
	51,733	**48,116**
Deposits		
Personal (balance)	29,164	26,385
Off-balance sheet personal savings (balance)	70,164	63,262
Business	12,035	11,103

* including securitized assets

Residential mortgage loans rose steadily to October 31, 2006, reaching $21.5 billion as against $20.7 billion in the year-earlier period. Consumer loans climbed 15% to $9.6 billion, primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.7 billion as at October 31, 2006. Business loans continued to grow, with average SME loan volumes up 6% year over year, to $15.1 billion as at October 31, 2006. Average volumes of corporate loans, for their part, rose $669 million to $3.9 billion.

Personal deposits stood at $29.2 billion as at October 31, 2006, up $2.8 billion or 11% from the year-earlier period, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at October 31, 2006 totalled $70.2 billion, an increase of $6.9 billion or 11% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies affecting the fiscal year ended October 31, 2006.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0%, respectively, as at October 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million in subordinated debentures issued on November 2, 2005 and 2006. During fiscal 2006, the Bank issued $225 million in innovative capital instruments and repurchased 5.1 million common shares for a total of $309 million as part of normal course issuer bids. Risk-weighted assets rose $1.1 billion during the fiscal year because of higher loan volumes and increased liquidities.

Dividends

At its meeting on November 30, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 4 cent increase in the dividend to 54 cents per common share, payable on February 1, 2007 to shareholders of record on December 28, 2006.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006				2005				2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Total revenues	**$984**	$933	$949	$979	$931	$889	$900	$983	**$3,845**	$3,703
Net income	**220**	220	214	217	207	207	202	239	**871**	855
Earnings per share										
Basic	**1.33**	1.32	1.29	1.28	1.22	1.20	1.17	1.39	**5.22**	4.98
Diluted	**1.31**	1.30	1.26	1.26	1.20	1.18	1.15	1.37	**5.13**	4.90
Dividends per common share	**0.50**	0.50	0.48	0.48	0.44	0.44	0.42	0.42	**1.96**	1.72
Return on common shareholders' equity	**19.7%**	20.2%	20.4%	19.9%	19.4%	19.6%	19.9%	23.6%	**20.1%**	20.7%
Total assets	**$116,885**	$108,645	$111,183	$105,276	$107,970	$110,593	$99,917	$91,703		
Impaired loans, net	**116**	98	111	113	117	114	119	134		
Per common share										
Book value	**27.17**	26.57	25.77	25.72	25.39	24.70	24.19	23.97		
Stock trading range										
High	**62.86**	62.69	65.60	63.90	61.47	58.21	55.24	49.75		
Low	**58.26**	56.14	61.35	58.35	55.87	51.60	48.72	46.39		

Highlights

(unaudited)	Quarter ended October 31 2006	2005	% Change	Fiscal year ended October 31 2006	2005	% Change
Operating results						
(millions of dollars)						
Total revenues	**$984**	$931	6	**$3,845**	$3,703	4
Net income	**220**	207	6	**871**	855	2
Return on common shareholders' equity	**19.7%**	19.4%		**20.1%**	20.7%	
Per common share						
Earnings - basic	**$1.33**	$1.22	9	**$5.22**	$4.98	5
Earnings - diluted	**1.31**	1.20	9	**5.13**	4.90	5
Dividends declared	**0.50**	0.44	14	**1.96**	1.72	14
Book value				**27.17**	25.39	7
Stock trading range						
High	**62.86**	61.47		**65.60**	61.47	
Low	**58.26**	55.87		**56.14**	46.39	
Close	**61.25**	59.14		**61.25**	59.14	

Financial position (millions of dollars)	**October 31 2006**	October 31 2005	
Total assets	**$116,885**	$107,970	8
Loans and acceptances	**50,488**	47,311	7
Deposits	**71,989**	62,219	16
Subordinated debentures and shareholders' equity	**6,237**	5,699	9
Capital ratios - BIS			
Tier 1	**9.9%**	9.6%	
Total[1]	**14.0%**	12.8%	
Impaired loans, net of specific and general allowances	**(192)**	(191)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**228,749**	221,132	
Total personal savings	**99,328**	89,647	
Interest coverage	**14.11**	12.71	
Asset coverage	**4.01**	4.73	
Other information			
Number of employees	**16,972**	16,890	-
Number of branches in Canada	**451**	457	(1)
Number of banking machines	**801**	788	2

[1] Taking into account the issuances of $500 million of subordinated debentures on November 2, 2006 and 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended			Fiscal year ended	
	October 31 2006	July 31 2006	October 31 2005	**October 31 2006**	October 31 2005
Interest income					
Loans	**720**	687	568	**2,648**	2,122
Securities	**260**	236	189	**960**	739
Deposits with financial institutions	**96**	83	67	**314**	193
	1,076	1,006	824	**3,922**	3,054
Interest expense					
Deposits	**558**	433	265	**1,877**	1,109
Subordinated debentures	**21**	23	21	**90**	100
Other	**192**	142	134	**663**	404
	771	598	420	**2,630**	1,613
Net interest income	**305**	408	404	**1,292**	1,441
Other income					
Financial market fees	**167**	139	166	**629**	682
Deposit and payment service charges	**53**	53	52	**208**	201
Trading revenues (losses)	**88**	(39)	12	**317**	192
Gains on investment account securities, net	**50**	60	4	**180**	91
Card service revenues	**16**	17	14	**61**	63
Lending fees	**57**	69	65	**251**	246
Acceptances, letters of credit and guarantee	**17**	19	15	**68**	61
Securitization revenues	**58**	38	51	**175**	194
Foreign exchange revenues	**26**	25	20	**98**	76
Trust services and mutual funds	**77**	83	74	**324**	281
Other	**70**	61	54	**242**	175
	679	525	527	**2,553**	2,262
Total revenues	**984**	933	931	**3,845**	3,703
Provision for credit losses	**22**	16	-	**77**	33
	962	917	931	**3,768**	3,670
Operating expenses					
Salaries and staff benefits	**388**	354	371	**1,479**	1,451
Occupancy	**41**	41	42	**164**	160
Technology	**94**	97	100	**387**	380
Communications	**19**	18	22	**74**	81
Professional fees	**43**	40	46	**145**	136
Other	**102**	84	65	**339**	291
	687	634	646	**2,588**	2,499
Income before income taxes and non-controlling interest	**275**	283	285	**1,180**	1,171
Income taxes	**44**	58	72	**277**	291
	231	225	213	**903**	880
Non-controlling interest	**11**	5	6	**32**	25
Net income	**220**	220	207	**871**	855
Dividends on preferred shares	**5**	6	5	**21**	26
Net income available to common shareholders	**215**	214	202	**850**	829
Number of common shares outstanding (thousands)					
Average - basic	**161,969**	161,927	165,176	**162,851**	166,382
Average - diluted	**164,599**	164,512	167,939	**165,549**	168,964
End of period	**161,512**	161,918	165,335	**161,512**	165,335
Earnings per common share (dollars)					
Basic	**1.33**	1.32	1.22	**5.22**	4.98
Diluted	**1.31**	1.30	1.20	**5.13**	4.90
Dividends per common share (dollars)	**0.50**	0.50	0.44	**1.96**	1.72

Consolidated Balance Sheet

(unaudited) (millions of dollars)	October 31 2006	July 31 2006	October 31 2005
ASSETS			
Cash	**268**	257	227
Deposits with financial institutions	**10,611**	9,029	10,087
Securities			
Investment account	**6,814**	7,865	6,869
Trading account	**31,864**	27,555	26,183
	38,678	35,420	33,052
Securities purchased under reverse repurchase agreements	**7,592**	5,954	7,023
Loans (Notes 3, 4 and 5)			
Residential mortgage	**15,230**	15,440	15,677
Personal and credit card	**11,280**	10,961	9,796
Business and government	**20,679**	19,946	19,047
	47,189	46,347	44,520
Allowance for credit losses	**(426)**	(424)	(451)
	46,763	45,923	44,069
Other			
Customers' liability under acceptances	**3,725**	3,598	3,242
Fair value of trading derivative financial instruments	**2,269**	2,438	2,390
Premises and equipment	**383**	355	355
Goodwill	**683**	686	662
Intangible assets	**177**	177	178
Other assets	**5,736**	4,808	6,685
	12,973	12,062	13,512
	116,885	108,645	107,970
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**29,164**	29,178	26,385
Business and government	**33,998**	29,097	29,878
Deposit-taking institutions	**8,602**	9,594	5,956
Deposit from NBC Capital Trust (Note 6)	**225**	225	-
	71,989	68,094	62,219
Other			
Acceptances	**3,725**	3,598	3,242
Obligations related to securities sold short	**15,621**	14,864	15,504
Securities sold under repurchase agreements	**9,517**	7,620	12,915
Fair value of trading derivative financial instruments	**1,646**	1,623	1,846
Other liabilities	**7,574**	6,023	6,058
	38,083	33,728	39,565
Subordinated debentures (Note 7)	**1,449**	1,599	1,102
Non-controlling interest	**576**	522	487
Shareholders' equity			
Preferred shares (Note 9)	**400**	400	400
Common shares (Note 9)	**1,566**	1,563	1,565
Contributed surplus (Note 10)	**21**	19	13
Unrealized foreign currency translation adjustments	**(92)**	(82)	(26)
Retained earnings	**2,893**	2,802	2,645
	4,788	4,702	4,597
	116,885	108,645	107,970

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Fiscal year ended October 31	
	2006	2005
Preferred shares at beginning	400	375
Issuance of preferred shares, Series 16	-	200
Redemption of preferred shares, Series 13 for cancellation	-	(175)
Preferred shares at end	400	400
Common shares at beginning	1,565	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	15	12
Stock Option Plan	35	46
Repurchase of common shares for cancellation (Note 9)	(48)	(39)
Impact of shares acquired or sold for trading purposes	(1)	1
Common shares at end	1,566	1,565
Contributed surplus at beginning	13	7
Stock option expense (Note 10)	12	6
Stock options exercised	(4)	-
Contributed surplus at end	21	13
Unrealized foreign currency translation adjustments at beginning	(26)	(10)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	(66)	(16)
Unrealized foreign currency translation adjustments at end	(92)	(26)
Retained earnings at beginning	2,645	2,287
Net income	871	855
Impact of initial adoption of AcG-15	-	1
Dividends		
Preferred shares	(21)	(26)
Common shares	(320)	(286)
Premium paid on common shares repurchased for cancellation (Note 9)	(261)	(185)
Other adjustments, net of income taxes	(21)	(1)
Retained earnings at end	2,893	2,645
Shareholders' equity	4,788	4,597

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended October 31		Fiscal year ended October 31	
	2006	2005	**2006**	2005
Cash flows from operating activities				
Net income	**220**	207	**871**	855
Adjustments for:				
Provision for credit losses	**22**	-	**77**	33
Amortization of premises and equipment	**21**	16	**69**	63
Future income taxes	**9**	1	**21**	(31)
Translation adjustment on foreign currency subordinated debentures	**-**	(12)	**(3)**	(11)
Gains on sale of investment account securities, net	**(50)**	(4)	**(180)**	(91)
Gains on asset securitization and other transfers of receivables, net	**(35)**	(36)	**(98)**	(124)
Stock option expense	**4**	1	**12**	6
Change in interest payable	**127**	(35)	**185**	(73)
Change in interest and dividends receivable	**(108)**	(154)	**(45)**	11
Change in income taxes payable	**(62)**	(2)	**33**	6
Change in net fair value amounts of trading derivative financial instruments	**192**	(86)	**(79)**	(195)
Change in trading account securities	**(4,309)**	1,562	**(5,681)**	(5,622)
Change in other items	**740**	(2,080)	**2,415**	(2,144)
	(3,229)	(622)	**(2,403)**	(7,317)
Cash flows from financing activities				
Change in deposits	**3,895**	931	**9,545**	8,492
Issuance of deposit from NBC Capital Trust	**-**	-	**225**	-
Issuance of subordinated debentures	**-**	-	**500**	350
Repurchase of subordinated debentures	**(150)**	-	**(150)**	(350)
Issuance of common shares	**9**	8	**50**	58
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(34)**	(175)	**(309)**	(224)
Repurchase of preferred shares for cancellation	**-**	-	**-**	(175)
Dividends paid on common shares	**(80)**	(73)	**(311)**	(278)
Dividends paid on preferred shares	**(5)**	(8)	**(21)**	(27)
Change in obligations related to securities sold short	**757**	(1,272)	**117**	5,300
Change in securities sold under repurchase agreements	**1,897**	(1,611)	**(3,398)**	4,733
Change in other items	**(19)**	(16)	**(78)**	(19)
	6,270	(2,216)	**6,170**	18,060
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**70**	25	**4,028**	(3,594)
Change in loans (excluding securitization)	**(1,682)**	(1,028)	**(5,092)**	(6,559)
Proceeds from securitization of assets and other transfers of receivables	**820**	848	**2,321**	3,069
Maturity of securitized assets	**-**	-	**-**	(706)
Purchases of investment account securities	**(4,738)**	(4,799)	**(24,630)**	(14,052)
Sales of investment account securities	**5,839**	4,879	**24,865**	14,768
Change in securities purchased under reverse repurchase agreements	**(1,638)**	1,247	**(569)**	(2,527)
Consolidation of assets on initial adoption of AcG-15	**-**	-	**-**	(132)
Net acquisitions of premises and equipment	**(49)**	(26)	**(97)**	(67)
	(1,378)	1,146	**826**	(9,800)
Increase (decrease) in cash and cash equivalents	**1,663**	(1,692)	**4,593**	943
Cash and cash equivalents at beginning	**9,206**	7,968	**6,276**	5,333
Cash and cash equivalents at end	**10,869**	6,276	**10,869**	6,276
Cash and cash equivalents				
Cash	**268**	227	**268**	227
Deposits with financial institutions	**10,611**	10,087	**10,611**	10,087
Less: Amount pledged as collateral	**(10)**	(4,038)	**(10)**	(4,038)
	10,869	6,276	**10,869**	6,276
Supplementary information				
Interest paid	**644**	455	**2,445**	1,686
Income taxes paid	**95**	58	**217**	243

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. As at November 1, 2006, the Bank will recognize all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of a separate item in "Accumulated other comprehensive income," net of income taxes. The Bank will complete its assessment of the impact these new standards will have on its consolidated financial statements once the transition rules are adopted.

3. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net balance
October 31, 2006				
Residential mortgage	**15,230**	**13**	**2**	**11**
Personal and credit card	**11,280**	**36**	**16**	**20**
Business and government	**20,679**	**185**	**100**	**85**
	47,189	**234**	**118**	**116**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(192)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	19,047	215	123	92
	44,520	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4. Allowance for Credit Losses

The changes made to allowances during the fiscal years are as follows:

	Specific allowances	General allowance	2006	Specific allowances	General allowance	2005
Allowances at beginning	**143**	**308**	**451**	228	350	578
Provisions for credit losses	**77**	**–**	**77**	75	(42)	33
Write-offs	**(166)**	**–**	**(166)**	(215)	-	(215)
Recoveries	**64**	**–**	**64**	55	–	55
Allowances at end	**118**	**308**	**426**	143	308	451

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

5. Transfers of Receivables

Securitization transactions

CMHC-insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans through the creation of mortgage-backed securities. The Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization operations for the quarter ended:	October 31, 2006	July 31, 2006	October 31, 2005
	Mortgage loans	Mortgage loans	Mortgage loans
Net cash proceeds	820	324	710
Retained interests	25	7	25
Retained servicing liability	(5)	(2)	(4)
	840	329	731
Receivables securitized and sold	821	328	713
Gain before income taxes, net of transaction fees	19	1	18
Mortgage-backed securities created and retained included in the item "Securities – investment account"	78	43	195

Securitization operations for fiscal year ended:	October 31, 2006	October 31, 2005	
	Mortgage loans	Mortgage loans	Credit card receivables
Net cash proceeds	2,180	1,845	795
Retained interests	63	79	21
Retained servicing liability	(13)	(11)	(4)
	2,230	1,913	812
Receivables securitized and sold	2,200	1,854	800
Gain before income taxes, net of transaction fees	30	59	12
Mortgage-backed securities created and retained included in the item "Securities – investment account"	674	276	–

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarter ended October 31, 2006 were as follows:

Key assumptions – mortgage loans	2006
Weighted average term (months)	30.1
Prepayment rate	20.0 %
Excess spread, net of credit losses	1.3 %
Expected credit losses	–
Discount rate	4.1 %

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income – Other." The following table summarizes the other transfers carried out by the Bank:

	Fiscal year ended	
	October 31, 2006	October 31, 2005
Net cash proceeds	141	429
Insured and uninsured mortgage loans sold	140	431
Gain (loss) before income taxes	1	(2)

6. Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the consolidated balance sheet of the Bank under "Deposits."

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the Bankers' Acceptance Rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on and after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent of Financial Institutions (the "Superintendent"), or upon the occurrence of certain regulatory or tax events as defined. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

Failure by the Bank to make payment or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity under Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG – 15). Although, the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under "Deposits."

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

6. Deposit from NBC Capital Trust (cont.)

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price) paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares, or if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 are not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of certain regulatory or tax events as defined.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

As at October 31, 2006, for regulatory capital purposes, $225 million of NBC CapS-Series 1 qualify as Tier 1 capital.

7. Subordinated Debentures

During the fiscal year ended October 31, 2006, the Bank issued $500 million of subordinated debentures under its Canadian Medium Term Note Program, that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year. The Bank also redeemed a subordinated debenture in the amount of $150 million, maturing on October 17, 2011, at a rate of 7.50%.

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at an annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

During fiscal 2001, the Bank redeemed a subordinated debenture convertible into common shares for a total consideration of $65 million. As a result of this transaction, a $28 million loss, net of the $17 million in income taxes, was recognized in retained earnings. In 2006, $10 million in income taxes was recognized in retained earnings in order to record the portion not eligible for tax purposes.

8. Pension and Other Employee Future Benefits

	Quarter ended			Fiscal year ended	
	October 31 2006	July 31 2006	October 31 2005	**October 31 2006**	October 31 2005
Pension benefit expense	15	15	13	59	51
Other employee future benefit expense	3	2	2	10	6

9. Capital Stock

Shares outstanding and dividends as at October 31, 2006	Number of shares	Shares $	Annual dividends $
First preferred shares			
Series 15	8,000,000	200	12
Series 16	8,000,000	200	9
	16,000,000	400	21
Common shares	161,512,351	1,566	320
		1,966	341

Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at October 31, 2006, the Bank completed the repurchase of 5,055,520 common shares (4,178,900 in 2005) at a cost of $309 million ($224 million in 2005), which reduced common share capital by $48 million ($39 million in 2005) and retained earnings by $261 million ($185 million in 2005).

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Stock-Based Compensation

Stock Option Plan

During the fiscal year ended October 31, 2006, the Bank awarded 943,200 stock options (1,468,260 in 2005) at a fair value of $12,81 ($9,70 in 2005).

As at October 31, 2006, a total of 5,391,912 stock options were outstanding.

The fair value of these options was estimated, on the award date, using the Black-Scholes valuation model. The following assumptions were used:

	Fiscal year ended	
	October 31, 2006	October 31, 2005
Risk-free interest rate	**4.18 %**	4.05 %
Expected life of the options	**6 years**	6 years
Expected volatility	**24 %**	27 %
Expected dividend yield	**5 %**	5 %

The following table presents the compensation expense recorded for the stock options:

	Quarter ended			Fiscal year ended	
	October 31, 2006	July 31, 2006	October 31, 2005	**October 31, 2006**	October 31, 2005
Bank stock options	**4**	2	2	**12**	6

Stock Appreciation Rights (SAR) Plan

During the fiscal year ended October 31, 2006, the Bank awarded 5,400 SARs. As at October 31, 2006, a total of 306,800 SARs were outstanding.

Deferred Stock Unit (DSU) Plan

During the fiscal year ended October 31, 2006, the Bank awarded 32,911 DSUs. As at October 31, 2006, a total of 219,047 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)

During the fiscal year ended October 31, 2006, the Bank awarded 117,654 RSUs. As at October 31, 2006, a total of 163,538 RSUs were outstanding.

11. Acquisition – Credigy Ltd.

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd., a privately held purchaser of and service-provider for distressed receivables of, mainly, U.S. consumers, for a total cash consideration of $57 million, including direct acquisition costs.

The assets acquired totalled $109 million while the liabilities assumed, including non-controlling interest, were about $73 million. The excess of the purchase price over the estimated fair value of net assets of $21 million was recognized in the Consolidated Balance Sheet as goodwill. This amount could be adjusted once the Bank has completed its valuation of the assets acquired and liabilities assumed.

An additional cash consideration of up to $19 million could be paid over the next three years, provided certain profitability targets are achieved and, if applicable, would be recognized as goodwill.

Credigy's results have been recognized in the Consolidated Statement of Income as of the July 26, 2006 acquisition date.

12. Segment Disclosures

Quarter ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [1]	**354**	333	**32**	28	**28**	129	**(109)**	(86)	**305**	404
Other income [1]	**211**	195	**178**	177	**268**	109	**22**	46	**679**	527
Total revenues	**565**	528	**210**	205	**296**	238	**(87)**	(40)	**984**	931
Operating expenses	**344**	324	**163**	160	**174**	151	**6**	11	**687**	646
Contribution	**221**	204	**47**	45	**122**	87	**(93)**	(51)	**297**	285
Provision for credit losses	**33**	38	**-**	-	**1**	4	**(12)**	(42)	**22**	-
Income before income taxes and non-controlling interest	**188**	166	**47**	45	**121**	83	**(81)**	(9)	**275**	285
Income taxes [1]	**64**	56	**16**	19	**41**	31	**(77)**	(34)	**44**	72
Non-controlling interest	**-**	-	**2**	-	**5**	-	**4**	6	**11**	6
Net income (net loss)	**124**	110	**29**	26	**75**	52	**(8)**	19	**220**	207
Average assets	**48,358**	45,509	**561**	885	**72,185**	58,937	**(11,696)**	(6,401)	**109,408**	98,930

Fiscal year ended October 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [2]	**1,367**	1,299	**121**	101	**141**	309	**(337)**	(268)	**1,292**	1,441
Other income [2]	**806**	749	**737**	702	**917**	671	**93**	140	**2,553**	2,262
Total revenues	**2,173**	2,048	**858**	803	**1,058**	980	**(244)**	(128)	**3,845**	3,703
Operating expenses	**1,329**	1,265	**635**	621	**610**	595	**14**	18	**2,588**	2,499
Contribution	**844**	783	**223**	182	**448**	385	**(258)**	(146)	**1,257**	1,204
Provision for credit losses	**121**	117	**-**	-	**4**	8	**(48)**	(92)	**77**	33
Income before income taxes and non-controlling interest	**723**	666	**223**	182	**444**	377	**(210)**	(54)	**1,180**	1,171
Income taxes [2]	**244**	223	**74**	68	**152**	132	**(193)**	(132)	**277**	291
Non-controlling interest	**-**	-	**6**	3	**9**	1	**17**	21	**32**	25
Net income (net loss)	**479**	443	**143**	111	**283**	244	**(34)**	57	**871**	855
Average assets	**47,379**	43,956	**830**	882	**67,839**	51,809	**(9,775)**	(5,745)	**106,273**	90,902

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $62 million ($26 million in 2005) and other income by $32 million ($8 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the fiscal year ended October 31, 2006, net interest income was grossed up by $122 million ($90 million in 2005) and other income by $77 million ($60 million in 2005). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2006-2007

First quarter	March 1, 2007
Second quarter	May 31, 2007
Third quarter	August 30, 2007
Fourth quarter	November 29, 2007

DISCLOSURE OF 4th QUARTER AND FISCAL 2006 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **November 30, 2006 at 1:00 p.m. ET.**
- Access by telephone in listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until December 7, 2006 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3201142#.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: **service@computershare.com**
Website: **www.computershare.com**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

www.nbc.ca/investorrelations



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca



VIA SEDAR

December 21, 2006

To:

Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Re:

National Bank of Canada (the "Bank")
Filing of financial statements for the fourth quarter
Period ending October 31, 2006

We wish to inform you that the unaudited interim consolidated financial statements of the Bank for the fourth quarter ended October 31, 2006 filed on SEDAR on November 30, 2006 (the "**Financial Statements**") were refilled to correct two line items of the Consolidated Statement of Cash Flows. These changes do not modify the net cash flows.

Under the heading "Cash flows from investing activities" of the "Consolidated Statement of Cash Flows" on page 13 of the Financial Statements, the value for the quarters ended October 31, 2006 and 2005 of the purchases of investment account securities and of the sales of investment account securities should read ($4,738 million) and $5,839 million, respectively, (($4,799 million) and $4,879 million for the forth quarter 2005), while for fiscal years 2006 and 2005, the value should read ($24,630 million) and $24,865 million (($14,052 million) and $14,768 million for 2005).

The Financial Statements were refilled today under project number: 01026775.

Yours very truly,

(s) "Jean Dagenais"
Jean Dagenais
Vice-president and Chief Accountant

Computershare

SEDAR #2236

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

Amended

December 21, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Northwest Territories Department of Justice, Securities Registry
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Subject: National Bank of Canada

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Annual & Special
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	633067103
4.	Record Date	January 16, 2007
5.	**Meeting Date**	**March 7, 2007**
6.	Meeting Location	Montreal, Quebec

Sincerely,

Computershare Trust Company of Canada
Agent for National Bank of Canada

File No. 82-3764


RECEIVED
2007 FEB -6 P 1:07


Computershare

SEDAR #2236

Amended

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

December 21, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Newfoundland and Labrador Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Northwest Territories Department of Justice, Securities Registry
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Subject: National Bank of Canada

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Annual & Special
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	633067103
4.	Record Date	January 16, 2007
5.	**Meeting Date**	**March 7, 2007**
6.	Meeting Location	Montreal, Quebec

Sincerely,

Computershare Trust Company of Canada
Agent for National Bank of Canada

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: National Bank of Canada

Fiscal year end date used to calculate capitalization: **October 31, 2006**

Market value of listed or quoted securities:

Total number of **common shares** outstanding as at the issuer's most recent fiscal year end	(i) 162,030,295	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $61.16	
Market value of class or series	(i) X (ii) =	(A) $9,909,772,842
Total number of **Preferred Shares, Series 15** outstanding as at the issuer's most recent fiscal year end	(i) 8,000,000	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $26.92	
Market value of class or series	(i) X (ii) =	(B) $215,360,000
Total number of **Preferred Shares, Series 16** outstanding as at the issuer's most recent fiscal year end	(i) 8,000,000	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $25.42	
Market value of class or series	(i) X (ii) =	(B) $203,360,000

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

Total of the market value as of the end of the financial year of the Bank's **corporate debt**, calculated using either the book value or the market price of each debt	(C)
	$4,233,000,000

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$14,561,492,842

Participation Fee $44,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ______

File No. 82-3764



MATERIAL CHANGE REPORT

National Instrument 51-102 Continuous Disclosure Obligations
Part 7 : 7.1 – Form 51-102F3

1. **NAME AND ADRESS OF COMPANY :**

   NATIONAL BANK OF CANADA
   600 De La Gauchetière St. West
   4th Floor
   Montreal, Quebec
   Canada, H3B 4L2

2. **DATE OF MATERIAL CHANGE :**

   January 11, 2007.

3. **NEWS RELEASE :**

   On January 11, 2007, National Bank of Canada issued a press release on "CCN Matthews". A copy of the press release is attached hereto as Appendix A.

4. **SUMMARY OF MATERIAL CHANGE :**

   On January 11, 2007, Mr. Jean Douville, Chairman of the Board of National Bank of Canada (the "Bank") announced that Mr. Louis Vachon will become President and Chief Executive Officer of the Bank, effective June 1, 2007. The appointment follows the personal decision of Mr. Réal Raymond, President and Chief Executive Officer since 2002, to retire on June 1, 2007.

5. **FULL DESCRIPTION OF MATERIAL CHANGE :**

   Please refer to the press release dated January 11, 2007, attached hereto as Appendix A.

6. **CONFIDENTIAL REPORT :**

   Not applicable.

7. **OMITTED INFORMATION :**

   Not applicable.

8. **SENIOR OFFICER :**

   For further information, please contact Mtre Linda Caty, Vice-President and Corporate Secretary at (514) 394-6433.

DATED at Montréal, Québec, this 15th day of January, 2007.

NATIONAL BANK OF CANADA

By : (s) Linda Caty
Linda Caty
Vice-President and Corporate Secretary

APPENDIX A

Intégrer le communiqué de presse daté du 11 janvier 2007 lequel vous a été transmis ce jour


NATIONAL
BANK
OF CANADA

For immediate release

Press Release

Louis Vachon to become President and Chief Executive Officer of National Bank on June 1, 2007

Montreal, January 11, 2007 – Mr. Jean Douville, Chairman of the Board of National Bank, announced today that Mr. Louis Vachon, 44, will become President and Chief Executive Officer of the Bank, effective June 1, 2007.

Mr. Vachon has been Chief Operating Officer of National Bank since July 2006 and a member of the Board of Directors since that date. His appointment as President and Chief Executive Officer was announced today following a meeting of the Board of Directors.

The appointment follows the personal decision of Mr. Réal Raymond, 56, President and Chief Executive Officer since 2002 and an employee of National Bank for the last 37 years, to retire on June 1 after a highly successful career. Mr. Raymond will remain a Director until May 31, after which he will serve as a Special Advisor to the Bank on a part-time basis for the following 12 months.

Mr. Douville indicated that the transition of executive power is in line with the Bank's succession plan, developed as part of the ongoing planning process of the Board of Directors. He expressed his satisfaction that once again, National Bank has been able to provide for the orderly and harmonious succession of its Chief Executive Officer, from within its own ranks.

" In his various positions with the Bank, Mr. Vachon has demonstrated both strategic vision and an ability to mobilize resources to attain his objectives, " said Mr. Douville. " We are highly confident that he will lead the Bank to new heights. At the same time, the Board applauds Réal Raymond's outstanding performance as leader of this institution and we extend our sincere gratitude to him for the major contributions he has made to the success of National Bank. "

Louis Vachon has held senior management positions with the Bank during 15 years. Prior to accepting the role as Chief Operating Officer, he was Chairman of the Board and Chief Executive Officer of National Bank Financial Group. He was previously Senior Vice-President, Treasury and Financial Markets. From 1986 to 1990, he worked at Lévesque Beaubien, which later became National Bank Financial.

" I am pleased to have a few months to plan for taking office as CEO, " said Mr. Vachon, "and that I will continue to benefit from a close working relationship with Réal Raymond, even after he has turned over the reins of the business to me. He leaves behind a great legacy. "

" National Bank is one of Canada's great financial institutions and the first bank in Quebec," he added. " With the cooperation and assistance of all our employees, I will work for the best interests of our shareholders and do all that I can to demonstrate to the Board of Directors that their confidence in me is well-placed. "

Public Relations Department
National Bank of Canada
600 De La Gauchetière Street West
10th Floor
Montréal (Québec) H3B 4L2

" To this end, " added Mr. Vachon, " we will continue to put the emphasis on quality of service to our customers at all levels and on the development of innovative new products. I see my role as one of supporting our teams in the effective execution of our vision and our strategies. "

Mr. Raymond's mandate has been characterized by constant success, having achieved the objectives of every annual business plan, from client satisfaction levels to the mobilisation of employees and shareholders returns. For the third consecutive year, the Bank ranked among Canada's 50 best employers, one of the few banks that achieved that level of performance.

Under Mr. Raymond's leadership, the Bank also exceeded all of its financial objectives. From 2001 to the year-ending October 31, 2006, National Bank's total assets grew from $75.76 billion to $116.9 billion. Net income rose from $563 million to $871 million. Return on shareholder equity rose to 20.1% as of the quarter ending October 31, 2006 from 16% at yearend 2001, comparable to other Canadian banks. The price of the bank's shares more than doubled from $24.95 as of October 31, 2001 to $64.16 per share in recent days. Dividends also more than doubled from $0.82 per share in 2001 to $2.16 per share at the end of fiscal 2006. The stock market capitalisation of the Bank rose by 131% over the five-year period, from $4.5 billion in late 2001 to $10.4 billion today.

Réal Raymond positioned National Bank as a super-regional bank, excelling in everything it does in its primary market, from individual banking and wealth management to commercial banking and capital markets. The expansion of the bank's business outside Quebec has been focused on high-return niche markets of the future.

" I am extremely proud of my management team who contributed so much to the success of National Bank during the course of my mandate, " said Mr. Raymond. " I am sure that under the leadership of Louis Vachon, this team will continue to develop and be highly successful. "

Photos of Mr. Raymond and Mr. Vachon are available on request. Please contact the undersigned for an electronic copy.

About National Bank
National Bank is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $116 billion in assets and, together with its subsidiaries, employs 16,972 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives.):*

Denis Dubé
Director – Public Relations
National Bank of Canada
Tel.: (514) 394-8644

This pricing supplement together with the short form base shelf prospectus dated April 5, 2006 (the "Prospectus"), to which it relates, as amended or supplemented, and each document incorporated by reference therein constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 4 dated January 15, 2007
(to the short form base shelf prospectus dated April 5, 2006)


NATIONAL BANK OF CANADA

13% Reverse Convertible 12-month Note Securities, Series 1
due 2008
linked to the Class B subordinated voting shares of Bombardier Inc.
(non principal protected note securities with return of capital payments of 13% per annum)

Maximum of CAD$25,000,000 (250,000 non principal protected note securities)

This Pricing Supplement qualifies the distribution of up to $25,000,000 of 13% Reverse Convertible 12-month Note Securities, series 1 linked to the Class B subordinated voting shares of Bombardier Inc. (the "Note Securities") of National Bank of Canada (the "Bank") maturing 12 months following the closing date of this offering (the "Maturity Date"). The Note Securities are non principal protected note securities. Payments at maturity of the Note Securities are linked to the performance of the Class B subordinated voting shares of Bombardier Inc. ("Bombardier") listed on the Toronto Stock Exchange under the symbol "BBD.B" (the "Reference Shares"). The Note Securities have a principal amount of $100 each (the "Principal Amount"). The minimum initial subscription price is $10,000 (100 Note Securities). Additional Note Securities will be issued in integral multiples of $1,000 (10 Note Securities).

PRICE: $100 per non principal protected Note Security

Minimum Subscription: $10,000 (100 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Net Proceeds to the Bank
Per Note Security	$100.00	$1.50	$98.50
Total[2]	$25,000,000	$375,000	$24,625,000

(1) Including a selling concession fee to representatives, including representatives employed by the Agents, of $1.00 per Note Security and a structuring fee of $0.50 per Note Security payable to National Bank Financial Inc. in connection with the structuring of the offering. The selling concession fee and structuring fee are payable by the Bank out of its own funds.
(2) Reflects the maximum offering size. There is no minimum offering size.

The objective of the Note Securities is to provide holders thereof (the "Holders") with (i) a predetermined periodic return of capital payment over the term of the Note Securities, as described below, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, a predetermined price on any day during the reference period, as described below.

Holders are entitled to receive from the Bank a return of capital equal to 13% of the Principal Amount, payable semi-annually in two equal instalments of $6.50 per Note Security (each a "ROC Payment" and collectively, the "ROC Payments"). Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the remaining Principal Amount (being the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities (the "Remaining Principal Amount")), which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a variable return, if any, of up to $13.00 per Note Security (the "Variable Return"). The amount paid on account of the Remaining Principal Amount, or part thereof remaining after such reduction, and the Variable Return, if any, will constitute the maturity redemption amount (the "Maturity Redemption Amount"). **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See "Risk Factors".**

The Maturity Redemption Amount will depend on the closing price of the Reference Shares on the Toronto Stock Exchange (the "Closing Level") on the date falling five Business Days (as defined herein) prior to the Maturity Date (subject to postponement due to a Market Disruption Event as described herein) (the "Valuation Date") and will also depend on whether or not the Closing

Level ever reaches, or falls below, a price that is equal to 80% of the Closing Level on the closing date of this offering (the "Barrier") during the period beginning on the closing date of this offering and ending on (and including) the Valuation Date (the "Reference Period"). More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Closing Level on the Valuation Date (the "Final Level") is equal to or greater than the Closing Level on the closing date of this offering (the "Initial Level") (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 13%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares.

The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to maturity, differ from conventional debt and fixed income investments. Although the Note Securities are not principal protected, they offer a predetermined periodic return of capital (i.e. the ROC Payments) over the term of the Note Securities. With the ROC Payments and the minimum Maturity Redemption Amount of $1.00, Holders are only guaranteed to receive $14.00 per Note Security. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 86% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $13.00 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $87.00 and a Variable Return of $13.00), the maximum total amount receivable will be equal to $113.00 per Note Security.

Investors who invest directly in the Reference Shares are exposed dollar for dollar to any increase or decrease in the share price of the Reference Shares. The Note Securities offer investors the opportunity of making a return on their investment even if the share price of the Reference Shares decreases up to 20% from its Initial Level. The maximum Maturity Redemption Amount receivable is however limited to $113.00 per Note Security.

Bombardier is a reporting issuer in all provinces of Canada and is required to file periodically certain financial and other information specified by securities legislation which is accessible through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. See "The Reference Shares – Publicly Available Information on Bombardier".

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Bombardier. The Bank has delivered all disclosures contained herein regarding Bombardier from the publicly available documents of Bombardier. The Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports or documents or to determine if there has been any omission by Bombardier to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports or documents has been furnished by Bombardier which may affect the significance or accuracy of any information contained in any such reports or documents. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Bombardier are accurate or complete.

Bombardier is not an affiliate of the Bank and its affiliates. Bombardier has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note

Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Bombardier. Bombardier is not responsible for and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Bombardier does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Bombardier's Class B subordinated voting shares. The issuance of the Note Securities is not a financing for the benefit of Bombardier or any insiders of Bombardier. See "The Reference Shares – Disclaimer".

Prospective investors should independently investigate Bombardier and decide whether an investment in the Note Securities is appropriate for the prospective investors.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined herein). **In the event of a Reimbursement Under Special Circumstances or an Event of Default, the Actualized NAV (as defined herein) will be determined by the Bank, acting in good faith.** See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment" and "Description of the Note Securities – Events of Default".

Prospective investors should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

National Bank Financial Inc. and Desjardins Securities Inc. (the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in a Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007 (the "Closing Date"). The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – Depository" in the Prospectus.

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** In connection with this offering, no benefit other than the structuring fee and its portion of the selling concession fee, if any, described under section "Fees and Expenses" will be received by National Bank Financial Inc.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006; and

(iv) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, Holders should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to them. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

Certain information contained in this Pricing Supplement relating to publicly traded securities and the issuer of those securities is taken from and based solely upon information published by such issuer. In addition, certain information contained in this Pricing Supplement was obtained from public sources. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information. See "The Reference Shares – Disclaimer".

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved.

Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See ''Risk Factors''. The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer: National Bank of Canada.

Principal Amount: $100 per Note Security.

Issue Size: Maximum of $25,000,000 (250,000 Note Securities).

Minimum Subscription: $10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Objective of the Note Securities: The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment over the term, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period, as described below.

Reference Shares: The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the Class B subordinated voting shares of Bombardier Inc. ("Bombardier") listed on the Toronto Stock Exchange (the "TSX") (Symbol: "BBD.B").

Bombardier is not an affiliate of the Bank and is not involved with this offering in any way. This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Bombardier. The Bank has derived all disclosures contained in this Pricing Supplement regarding Bombardier from the publicly available documents described under "The Reference Shares – Publicly Available Information on Bombardier". The obligations represented by the Note Securities are the Bank's obligations, not those of Bombardier. Investing in the Note Securities is not equivalent to investing in Bombardier's Class B subordinated voting shares. See "The Reference Shares".

Closing Date: On or about February 15, 2007, but no later than March 15, 2007.

Maturity Date: The date falling on the 12-month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day). Based on a closing on February 15, 2007, the Maturity Date will be February 15, 2008.

Valuation Date: The fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.

Maturity Payment Date: The fifth Business Day following the Valuation Date.

Reference Period: The period beginning on the Closing Date and ending on (and including) the Valuation Date.

ROC Payments:	Holders are entitled to receive from the Bank a return of capital equal to 13% of the Principal Amount, payable semi-annually in two equal instalments of $6.50 per Note Security (each, a "ROC Payment" and collectively, the "ROC Payments"). The first semi-annual ROC Payment will be made on the six-month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.
Maturity Redemption Amount:	Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the Remaining Principal Amount, which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a Variable Return, if any, of up to $13.00 per Note Security. The amount paid on account of the Remaining Principal Amount, or part thereof, and the Variable Return, if any, will constitute the Maturity Redemption Amount. The Maturity Redemption Amount will depend on the Final Level and will also depend on whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 13%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See the examples that illustrate how the Variable Return and the Maturity Redemption Amount are calculated under the section entitled "Description of the Note Securities – Redemption upon Maturity".**
Closing Level:	The closing price of the Reference Shares on any day on the TSX.

Initial Level:	The Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments". Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.
Barrier:	80% of the Initial Level.
Final Level:	The Closing Level on the Valuation Date.
Market Disruption Event:	The Valuation Date may be postponed if the Calculation Agent determines that a Market Disruption Event (as defined below) exists on such date. See "Description of the Note Securities – Market Disruption Event".
Reference Share Adjustments:	Upon the occurrence of certain events described herein prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for these events. See "Description of the Note Securities – Reference Share Adjustments".
Reimbursement Under Special Circumstances:	If a Special Circumstance (as defined herein) takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".
Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of Reference Shares".
Calculation Agent:	The Bank, as Calculation Agent, will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares.
Agents:	National Bank Financial Inc. and Desjardins Securities Inc.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares". The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based

	upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter-related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. See "Secondary Market for the Note Securities". Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.
Certain Canadian Federal Income Tax Considerations:	This income tax summary is subject to the limitations and qualifications set out under "Certain Canadian Federal Income Tax Considerations". Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's (as defined herein) adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received. The amount by which the Maturity Redemption Amount exceeds the Remaining Principal Amount of a Note Security on the Valuation Date, if any, will be included in the Noteholder's income in the taxation year in which the Maturity Redemption Amount payment is made. Assuming that the Noteholder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Remaining Principal Amount, the Noteholder will realize a capital loss on the redemption of the Note Securities. A Noteholder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of an amount that can reasonably be regarded as being in part interest or other amount of an income nature and any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Noteholder. Noteholders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations".
Eligibility for Investment:	Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**
Credit Rating:	The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by S&P®, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.
Risk Factors:	Prospective investors should carefully consider whether the Note Securities are suited to their particular circumstances before they decide to purchase them. As such, prospective

	investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities. Such Risks include: (i) The Note Securities are not suitable for all investors; (ii) The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities; (iii) The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return; (iv) Historical prices of the Reference Shares are not a guarantee of future performance; (v) Holders have no ownership interest in the Reference Shares; (vi) Risks relating to the Reference Shares; (vii) The Bank and/or its affiliates have no affiliation with Bombardier and are not responsible for its public disclosure of information; (viii) The Note Securities are not comparable to conventional debt instruments; (ix) The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date; (x) There is limited antidilution protection; (xi) The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank; (xii) The Note Securities will not be insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime; (xiii) The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances; (xiv) There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares; (xv) Conflicts of interest may affect the Calculation Agent; (xvi) Hedging transactions may affect the value of the Reference Shares; and (xvii) The tax characterization of the Note Securities is subject to various interpretations. Prospective investors should consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Note Securities.
Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to investors and registration of ownership of the Note Securities will be made only through the book-entry system of CDS. A further description of CDS's procedures with respect to the registered global note certificate is set forth in the Prospectus under "Description of the Notes – Depository – CDS Procedures".
CUSIP number:	CUSIP No.: 633067HN6

SUMMARY OF FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds from the offering, including:

Selling Concession Fee:	The Bank will pay a selling concession fee equal to $1.00 per Note Security (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.
Structuring Fee:	A structuring fee of $0.50 per Note Security (which represents 0.5% of the Principal Amount per Note Security) will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

DEFINITIONS

In addition to the terms defined in the Prospectus, in this Pricing Supplement, unless the context otherwise requires, terms not otherwise defined herein will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and Desjardins Securities Inc.

"**Anniversary Date**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Payment at Maturity or on Special Reimbursement Date".

"**Announcement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reference Share Adjustments".

"**Bank**" means the National Bank of Canada.

"**Barrier**" means 80% of the Initial Level.

"**Bombardier**" means Bombardier Inc.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being February 15, 2007 or such other date agreed to between the Bank and the Agents, but no later than March 15, 2007.

"**Closing Level**" means the closing price of the Reference Shares on any day on the TSX.

"**CRA**" means the Canada Revenue Agency.

"**Dealer Agreement**" means the dealer agreement between the Bank and the Agents dated the date hereof.

"**Extraordinary Event**" has the meaning ascribed thereto under "Description of the Note Securities – Extraordinary Events".

"**Final Level**" means the Closing Level on the Valuation Date.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Initial Level**" means the Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments".

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the 12-month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, the amount paid on account of the Remaining Principal Amount, or part remaining after reduction as set forth below, and the Variable Return, if any, and determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

"**Noteholder**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations".

"**Note Securities**" means the non principal protected note securities with ROC Payments maturing on the Maturity Date issued pursuant to the terms and conditions of this Pricing Supplement.

"**Principal Amount**" means $100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Reference Period**" means the period beginning on the Closing Date and ending on (and including) the Valuation Date.

"**Reference Shares**" means the Class B subordinated voting shares of Bombardier listed on the TSX under the symbol "BBD.B".

"**Reimbursement Under Special Circumstances**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Remaining Principal Amount**" means the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities.

"**ROC Payments**" means a return of capital equal to 13% of the Principal Amount, payable semi-annually in two equal instalments of $6.50 per Note Security.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval.

"**Special Circumstance**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Reimbursement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**TSX**" means the Toronto Stock Exchange.

"**Valuation Date**" means the fifth Business Day preceding the Maturity Date, subject to a postponement due to Market Disruption Event.

"**Variable Return**" means a return, if any, of up to $13.00 per Note Security, equal to the difference between the Maturity Redemption Amount and the Remaining Principal Amount.

"**$**" means Canadian dollars, unless otherwise mentioned.

OBJECTIVE OF THE NOTE SECURITIES

The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment (i.e. the ROC Payments) over the term of the Note Securities, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period.

THE REFERENCE SHARES

General

The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the Class B subordinated voting shares of Bombardier listed on the TSX (Symbol: "BBD.B").

Publicly Available Information on Bombardier

Based on publicly available information filed with the securities regulatory authorities, Bombardier is a world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment. It operates in two reportable segments: Bombardier Aerospace and Bombardier Transportation. Bombardier Aerospace is a world leader in the design and manufacture of innovative aviation products and services for the business, regional, missionized and amphibious aircraft markets. Bombardier Aerospace's product portfolio includes the industry's most comprehensive line-up of business aircraft, regional jets, turboprops and amphibious aircraft. Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. It offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment as well as complete system and signalling solutions. Bombardier Transportation is also a provider of maintenance services. Bombardier operates plants in North America, Europe and Asia. The registered office of Bombardier is located at 800 René-Lévesque Boulevard West, 29th Floor, Montréal, Québec, H3B 1Y8.

Bombardier is a reporting issuer in all provinces of Canada. As a reporting issuer, Bombardier is required to file periodically certain financial and other information specified by the securities legislation. The information provided to or filed electronically with the securities regulatory authorities in all provinces of Canada can be accessed through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. The address of SEDAR's website is www.sedar.com. In addition, information regarding Bombardier may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Bank and/or its affiliates make no representation or warranty as to the accuracy or completeness of such documents.

Disclaimer

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Bombardier. The Bank has derived all disclosures contained in this Pricing Supplement regarding Bombardier from the publicly available documents described in the preceding paragraph. Further, the Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports and documents or to determine if there has been any omission by Bombardier to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports and documents has been furnished by Bombardier or which may affect the significance or accuracy of any information contained in any such reports and documents and summarized herein. Neither the Bank nor the Agents have participated in the preparation of such documents or made any due diligence inquiry with respect to Bombardier in connection with the offering of the Note Securities. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Bombardier are accurate or complete. Furthermore, the Bank and the Agents cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Level, the Barrier, the Final Level and the Maturity Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Bombardier could affect the value received on any date with respect to the Note Securities and, therefore, the trading prices of the Note Securities.

Bombardier is not an affiliate of the Bank and its affiliates. Bombardier has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Bombardier. Bombardier is not responsible for and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Bombardier does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Bombardier's Class B subordinated voting shares. The issuance of the Note Securities is not a financing for the benefit of Bombardier or any insiders of Bombardier.

Historical Performance of the Reference Shares

All historical prices reflected in the table below were calculated as of the last trading day of the relevant quarter on the TSX. **Holders should not take historical prices of the Reference Shares as an indication of future performance. See Risk Factors – Historical prices of the Reference Shares are not a guarantee of future performance".**


Historical Bombardier Data on TSX
30
25
20
15
10
5
0
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: Chart prepared from Bloomberg data

	2000	2001	2002	2003	2004	2005	2006
January	14.65	24.54	14.70	5.12	5.99	2.62	2.98
February	14.55	21.94	14.15	4.75	6.49	2.65	2.92
March	18.23	21.80	14.35	3.10	5.87	2.70	3.40
April	19.90	22.15	13.50	3.47	6.04	2.59	4.30
May	19.58	23.71	13.97	3.83	4.69	2.41	3.15
June	20.10	22.80	12.60	4.57	4.02	2.61	3.11
July	22.35	22.35	11.98	5.15	3.34	3.26	3.00
August	24.30	20.00	6.70	5.31	3.03	3.15	3.36
September	26.00	11.60	4.36	5.67	2.91	2.87	3.49
October	23.95	10.30	5.19	5.92	2.80	2.49	3.87
November	22.30	14.00	5.64	5.11	2.30	2.41	3.80
December	23.15	16.50	5.32	5.47	2.38	2.76	3.95

The Closing Level of the Reference Shares on January 10, 2007 was 4.07.

Source: Bloomberg

Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100 per Note Security. The minimum initial subscription price per Holder is $10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through the book entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

ROC Payments

Holders are entitled to receive from the Bank a return of capital equal to 13% of the Principal Amount, payable semi-annually in two equal instalments of $6.50 per Note Security. The first semi-annual ROC Payment will be made on the sixth month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.

Redemption upon Maturity

The Note Securities will mature on the 12-month anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the next Business Day. At the Maturity Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder the Maturity Redemption Amount, which amount will be determined based on the Final Level, and will depend upon whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $87.00) and a Variable Return of $13.00; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

MECHANISM OF THE MATURITY REDEMPTION AMOUNT



Final Level equal or greater than Initial Level
Final Level less than Initial Level
Barrier is never breached
Barrier is breached
Downside Protection
Possible return higher than holding the Reference Share
100% Principal
100% Principal
Remaining Principal Amount
+
+
+
$13.00
$13.00
$13.00
ROC Payments received
ROC Payments received
ROC Payments received

In no event shall the Maturity Redemption Amount exceed the Remaining Principal Amount plus the Variable Return. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 13%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity.**

Example 1: The Final Level is greater than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$3.73
Final Level	$4.25
Lowest level reached	$3.62
Barrier	$2.98
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$6.50
ROC Payment after 12 months	$6.50
Total payments	$113.00

The $100.00 Maturity Redemption Amount is composed of:
- $87.00 of capital
- $13.00 of income

And the $13.00 ROC Payments are a return of capital.

Example 2: The Final Level is less than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$3.73
Final Level	$3.52
Lowest level reached	$3.40
Barrier	$2.98
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$6.50
ROC Payment after 12 months	$6.50
Total payments	$113.00

The $100.00 Maturity Redemption Amount is composed of:
- $87.00 of capital
- $13.00 of income

And the $13.00 ROC Payments are a return of capital.

Example 3: The Final Level is greater than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$3.73
Final Level	$3.90
Lowest level reached	$2.85
Barrier	$2.98
The Barrier was breached, however the Final Level exceeds the Initial Level, so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$6.50
ROC Payment after 12 months	$6.50
Total payments	$113.00

The $100.00 Maturity Redemption Amount is composed of:
- $87.00 of capital
- $13.00 of income

And the $13.00 ROC Payments are a return of capital.

Example 4: The Final Level is less than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$3.73
Final Level	$2.61
Lowest level reached	$2.61
Barrier	$2.98
The Barrier was breached, and the Final Level is less than the Initial Level. There will be a $0.01 reduction of the Maturity Redemption Amount for each 0.01% decrease of the Final Level from the Initial Level. The Maturity Redemption Amount will be: $100 + $100 x [($2.61 - $3.73) / $3.73] =	$69.97
ROC Payment after 6 months	$6.50
ROC Payment after 12 months	$6.50
Total payments	$82.97

The $69.97 Maturity Redemption Amount is composed of:
- $69.97 of capital
- $0 of income

And the $13.00 ROC Payments are a return of capital. So, the net impact is a $17.03 loss of capital.

Example 5: The Final Level is equal to $0.

Initial Level	$3.73
Final Level	$0
Lowest level reached	$0
Barrier	$2.98
The Barrier was breached, and the Final Level finished at $0. Since the maximum loss on the Maturity Redemption Amount is $99, the Maturity Redemption Amount will be:	$1.00
ROC Payment after 6 months	$6.50
ROC Payment after 12 months	$6.50
Total payments	$14.00

The net impact is a loss of capital of $86.00.

Payment of the Maturity Redemption Amount

The Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Valuation Date will be the fifth Business Day prior to the Maturity Date, subject to postponement due to a Market Disruption Event on such date, of up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Note Securities – Reimbursement Under Special Circumstances and Payment".

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by Standard & Poor's Corporation, a division of the McGraw-Hill Companies, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event (as defined below) exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Shares; and (b) the level of the Reference Shares used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Shares or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

(i) a suspension, absence or material limitation of trading in the Reference Shares for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

(ii) a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Shares in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or

(iii) in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Reference Share Adjustments

If one of the events described below occurs prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for that event. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the Reference Shares, if applicable.

If more than one event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Level or any other variable for the first event, the Calculation Agent will adjust the appropriate variables for the second event, applying the required adjustment cumulatively.

In the event of a subdivision, consolidation or reclassification of the Reference Shares or a distribution or dividend paid on account of the Reference Shares or any other event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares, then the Calculation Agent will determine whether such event has a diluting or concentrative effect on the theoretical value of one Reference Share and, if so, will (i) make the corresponding adjustment(s), if any, to the Initial Level and any other variable relevant to the terms of the Note Securities as the Calculation Agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 days' prior notice furnished in writing by the Bank, in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means, either of, (i) a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice; or an event occurs, or is expected to occur, caused by circumstances beyond the control of the Bank, making it, or operating to making it

illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding, or (ii) an Extraordinary Event. **A "Special Circumstance" does not incorporate changes in the normal course to market parameters such as interest rates and volatility.**

In the event of a Reimbursement Under Special Circumstances in which the Bank determines to make a Reimbursement under Special Circumstances, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date"). In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation or depreciation and the volatility of the Reference Shares, dividends and distributions made in respect of Reference Shares, interest rates and the time remaining to the Valuation Date (the "Actualized NAV"). A Holder of record on such date shall be entitled to receive from the Bank the Actualized NAV of its Note Securities. The Bank will make available to Holders, no later than 4:15 p.m. (Eastern Standard Time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Extraordinary Events

If an Extraordinary Event takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

An "Extraordinary Event" means the occurrence of any of the following events:

(i) the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving Bombardier, or the announcement of any such event;

(ii) the Reference Shares cease (or will cease) to be listed, traded or publicly quoted on the TSX and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system or the announcement of any such event;

(iii) the Reference Shares are subject to a merger, amalgamation, combination, reorganization, takeover bid, exchange bid or similar event that results in a transfer of or an irrevocable commitment to transfer all of the outstanding Reference Shares to another person or entity (other than a merger, amalgamation, combination, reorganization in which Bombardier is the continuing entity and which does not result in a reclassification or change of all of such Reference Shares outstanding and other than a conversion of Bombardier into an income trust where all of the issued and outstanding Reference Shares are substituted for units of an income fund indirectly operating the business of Bombardier); and

(iv) any other extraordinary event that results in a reclassification or change of all the outstanding Reference Shares.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy

shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Note Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Note Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds of the offering, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to $1.00 per Note Security (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $0.50 (which represents 0.5% of the Principal Amount per Note Security) per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and in making certain other determinations with regard to the Reference Shares. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below.

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving sales or purchases of the Reference Shares and/or purchases and/or sales of listed and/or over-the-counter options or futures on the Reference Shares or listed and/or over-the-counter options, futures or exchange-traded funds on the Reference Shares prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

(i) acquire or dispose of securities of Bombardier;

(ii) acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares;

(iii) acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

(iv) any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Reference Shares, listed or over-the-counter options or futures on Reference Shares or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares or indices designed to track the performance of the Reference Shares or other components of the Canadian equity market.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging transactions may affect the value of the Reference Shares" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

The graphs below illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Reference Shares. **These illustrations are based on three assumptions of volatility in relationship to the Reference Shares' return. The first graph presents the situation where the Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period, while the second graph presents the situation where the Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period. Finally, these illustrations take place six months after the Closing Date and just before the first ROC Payment.**

As a result, the following is not and should not be construed as a forecast or projection of how the Note Securities may trade in any secondary market that may develop. Actual prices will differ, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility.

(i) The Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (no breach of Barrier)
$110
$105
$100
$95
$90
$85
20%
10%
0%
-10%
-15%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

(ii) The Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (breach of Barrier)
$110
$90
$70
$50
20%
10%
0%
-10%
-15%
-20%
-40%
-60%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

The concept of volatility refers to the relative rate at which the price of a security moves up and down. Volatility is found by calculating the annualized standard deviation of daily returns of an asset. When the daily returns change dramatically over time, the volatility will be high. When the daily returns almost never change over time, the volatility will be low.

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. A structuring fee of $0.50 per Note

Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering and a selling concession of $1.00 per Note Security will be payable by the Bank out of its own funds to representatives, including representatives employed by the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than the structuring fee and its portion of the selling concession fee, if any. Desjardins Securities Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc. in the structuring and pricing of the Note Securities.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Investors are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

The Note Securities are not suitable for all investors

A substantial portion of the principal of the Note Securities is at risk. The Note Securities are riskier than ordinary unsecured debt securities. The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to the Valuation Date, differ from conventional debt and fixed income investments. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 86.00% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $13.00 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $87.00 and a Variable Return of $13.00), the maximum total amount receivable will be equal to $113.00 per Note Security.

The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities

The Note Securities are not principal protected. If the Final Level is less than the Initial Level, and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate depending on the performance of the Reference Shares. The fluctuations in the Closing Level are unpredictable and will be influenced by factors that are beyond the control of the Bank. In addition, the effect of any one factor may offset any increase in the market value of the Note Securities caused by another factor, and vice versa.

The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return

The return on the Note Securities will not reflect the return that could be realized if a Holder actually owned the Reference Shares and held such investment for a similar period, as the Maturity Redemption Amount paid on the Maturity Payment Date will never exceed $100 (composed of a principal payment of $87.00 and a return of up to $13.00), even if the value of the Reference Shares has increased at the Valuation Date relative to the value of the Reference Shares on the Closing Date. The yield to maturity based on the methodology for calculating the Maturity Redemption Amount will not be the same yield as would be produced if the Reference Shares were purchased directly and held for a similar period.

Also, the market value of a Note Security prior to the stated Maturity Date may be lower than the purchase price a Holder paid for its Note Security. Consequently, if a Holder sells its Note Security before the stated Maturity Date, that Holder may receive less than the amount of its investment in the Note Security.

Historical prices of the Reference Shares are not a guarantee of future performance

The trading prices of the Reference Shares will determine, in part, the value of the Note Securities. Historical prices of the Reference Shares should not be taken as an indication of their future appreciation or depreciation. While a table of the historical trading prices of the Reference Shares for the past six years is shown above, those historical trading prices should not be interpreted as an indication of the future performance of the Reference Shares. In fact, it is impossible to predict whether the price of the Reference Shares will increase or decrease. Trading prices of the Reference Shares will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the Reference Shares are traded, and by various circumstances that affect Bombardier itself or the Reference Shares.

Holders have no ownership interest in the Reference Shares

An investment in the Note Securities does not constitute an investment in the Reference Shares. A Holder will not be a beneficial owner of the Reference Shares during the term of the Note Securities and therefore will not be entitled to receive any dividends or similar amounts paid on the Reference Shares, nor will the Holders be entitled to any recourse to the Reference Shares to satisfy amounts owing under the Note Securities or to acquire Reference Shares by virtue of their ownership of the Note Securities. The Reference Shares are notional reference shares used to determine the Maturity Redemption Amount.

Moreover, Holders will not be entitled to any voting rights or to other control rights that holders of the Reference Shares may have with respect to Bombardier.

Risks relating to the Reference Shares

The Note Securities are subject to the risks of any investment in subordinated voting shares, including the risk that the general level of share prices may decline. Although the Reference Shares have a trading history, historical performance of the Reference Shares does not indicate the future performance of the Reference Shares and it is impossible to predict whether the value of the Reference Shares will fall or rise during the term of the Note Securities. Trading prices of the Reference Shares will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of the Reference Shares and thus, the return on the Note Securities.

The Bank and/or its affiliates have no affiliation with Bombardier and are not responsible for its public disclosure of information

The Bank and/or its affiliates are not affiliated with Bombardier in any way and have no ability to control or predict its actions. Bombardier is not involved in the offer of the Note Securities in any way and has no obligation to consider any interests as an owner of Note Securities in taking any actions that might affect the value of the Note Securities.

The information about Bombardier in this Pricing Supplement is derived from publicly available information, without independent verification. Neither the Bank nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about Bombardier contained in this Pricing Supplement. Each Holder, as an investor in the Note Securities, should make its own investigation regarding Bombardier.

The Note Securities are not comparable to conventional debt instruments

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities differ from conventional debt and fixed income investments because the Maturity Redemption Amount is not determinable prior to the Valuation Date. Furthermore, no return on the Note Securities, other than the ROC Payments, will be payable prior to the Maturity Payment Date.

The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date

The determination of the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Level on the first Business Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Reference Shares that would have prevailed in the absence of the Market Disruption Event.

There is limited antidilution protection

The Calculation Agent may adjust the Initial Level or any other variable (or combination thereof) for stock splits, reverse stock splits, stock dividends, extraordinary dividends and corporate events that affect the capital structure of Bombardier. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Shares. If an event occurs that does not require the Calculation Agent to adjust the amount of the Reference Shares, the market price of the Note Securities may be materially and adversely affected.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders is incumbent upon the Bank, the likelihood that Holders will receive the Maturity Redemption Amount will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the Holder will not be able to participate fully in the appreciation of the Reference Shares that might have occurred up to the Valuation Date.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares

Holders should be willing to hold their Note Securities to maturity. The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when a Holder decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive.

While the Maturity Redemption Amount is based on the full principal amount of the Note Securities, the original subscription price factors in the selling concession fee and structuring fee described under "Fees and Expenses" and the Bank's cost of hedging its obligations under the Note Securities. As a result, assuming no change in market conditions and any other relevant factors highlighted herein that may affect the price on the secondary market, the price on the secondary market will likely be lower than the original issue price to exclude such costs.

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Shares; and the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Shares that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests that the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the market price of the Reference Shares, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with Bombardier, including making loans or providing advisory services to such entity. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to Bombardier. This research is modified from time to time without notice and may express opinions or provide recommendations that are

inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Reference Shares and, therefore, the market value of the Note Securities.

Hedging transactions may affect the value of the Reference Shares

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling the Reference Shares, futures or options on the Reference Shares, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling the Reference Shares, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Reference Shares, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Reference Shares and other investments relating to the Reference Shares on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could decrease the market price of the Reference Shares and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Shares. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The tax characterization of the Note Securities is subject to various interpretations

For further information, Holders should refer to "Certain Canadian Federal Tax Considerations" below and should read it carefully. **Holders should consult their tax advisor about their own tax situation.**

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to an individual (other than a trust) who is an initial purchaser of the Note Securities offered pursuant to this pricing supplement, who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder"). This summary does not apply to a Holder that is a corporation, partnership or trust and any such Holders should consult their own tax advisors.

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act, or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the CRA. Except for such proposals, this summary does not take into account or

anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

ROC Payments

Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received.

Payment at Maturity or on Special Reimbursement Date

The amount of the excess, if any, of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Remaining Principal Amount of a Note Security that is payable to a Noteholder will be included in the Noteholder's income in the taxation year in which the payment of such amount is made to the Noteholder assuming that such payment is made on or before the day that is one year after the day immediately preceding the Closing Date (the "Anniversary Date"). If the payment for the Maturity Redemption Amount or the Actualized NAV, as the case may be, occurs after the Anniversary Date, the Noteholder would be required to include in computing the Noteholder's income, the amount that accrued or that is deemed by the Act to have accrued to the Noteholder to the end of the Anniversary Date (to the extent that such amount was not otherwise included in computing the Noteholder's income for the year or any preceding taxation year). If an amount was included in income as an amount accrued to the Anniversary Date and, on the subsequent disposition of the Note Security, the Noteholder does not receive all or part of such amount that was required to be accrued as interest, the Noteholder may deduct in computing the Noteholder's income for the particular year in which the Note Security is disposed of, the amount by which the amount included in computing the Noteholder's income as interest for the year or a preceding year exceeds the interest which has been received or became receivable in the year or a preceding taxation year in respect of the Note Security. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security. The income tax considerations associated with the realization of a capital loss are described below.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. If the Note Security is held on capital account by a Noteholder, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest or other amount of an income nature and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. Pursuant to the terms of the Act, where an amount received can reasonably be regarded as being in part interest or other amount of an income nature and in part an amount of a capital nature, the part of the amount that can reasonably be regarded as interest or as an amount of an income nature shall be included in the income of the Noteholder for the taxation year in which the amount was received or came due. **Noteholders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

Capital gains realized by an individual and certain trusts, may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Agents by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 4 dated January 15, 2007, relating to the qualification for distribution of up to $25,000,000 of 13% Reverse Convertible 12-month Note Securities, series 1 linked to the Class B subordinated voting shares of Bombardier Inc. (250,000 non principal protected note securities) due 2008, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

January 15, 2007

CERTIFICATE OF THE AGENTS

Dated: January 15, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	DESJARDINS SECURITIES INC.
By: *(Signed)* Isabelle Limoges	By: *(Signed)* Yves Lorange

This pricing supplement together with the short form base shelf prospectus dated April 5, 2006 (the "Prospectus"), to which it relates, as amended or supplemented, and each document incorporated by reference therein constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 5 dated January 15, 2007
(to the short form base shelf prospectus dated April 5, 2006)


NATIONAL BANK OF CANADA

14% Reverse Convertible 12-month Note Securities, Series 1
due 2008
linked to the common shares of Goldcorp Inc.
(non principal protected note securities with return of capital payments of 14% per annum)

Maximum of CAD$25,000,000 (250,000 non principal protected note securities)

This Pricing Supplement qualifies the distribution of up to $25,000,000 of 14% Reverse Convertible 12-month Note Securities, series 1 linked to the common shares of Goldcorp Inc. (the "Note Securities") of National Bank of Canada (the "Bank") maturing 12 months following the closing date of this offering (the "Maturity Date"). The Note Securities are non principal protected note securities. Payments at maturity of the Note Securities are linked to the performance of the common shares of Goldcorp Inc. ("Goldcorp") listed on the Toronto Stock Exchange under the symbol "G" (the "Reference Shares"). The Note Securities have a principal amount of $100 each (the "Principal Amount"). The minimum initial subscription price is $10,000 (100 Note Securities). Additional Note Securities will be issued in integral multiples of $1,000 (10 Note Securities).

PRICE: $100 per non principal protected Note Security

Minimum Subscription: $10,000 (100 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Net Proceeds to the Bank
Per Note Security	$100.00	$1.50	$98.50
Total[2]	$25,000,000	$375,000	$24,625,000

(1) Including a selling concession fee to representatives, including representatives employed by the Agents, of $1.00 per Note Security and a structuring fee of $0.50 per Note Security payable to National Bank Financial Inc. in connection with the structuring of the offering. The selling concession fee and structuring fee are payable by the Bank out of its own funds.

(2) Reflects the maximum offering size. There is no minimum offering size.

The objective of the Note Securities is to provide holders thereof (the "Holders") with (i) a predetermined periodic return of capital payment over the term of the Note Securities, as described below, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, a predetermined price on any day during the reference period, as described below.

Holders are entitled to receive from the Bank a return of capital equal to 14% of the Principal Amount, payable semi-annually in two equal instalments of $7.00 per Note Security (each a "ROC Payment" and collectively, the "ROC Payments"). Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the remaining Principal Amount (being the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities (the "Remaining Principal Amount")), which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a variable return, if any, of up to $14.00 per Note Security (the "Variable Return"). The amount paid on account of the Remaining Principal Amount, or part thereof remaining after such reduction, and the Variable Return, if any, will constitute the maturity redemption amount (the "Maturity Redemption Amount"). **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See "Risk Factors".**

The Maturity Redemption Amount will depend on the closing price of the Reference Shares on the Toronto Stock Exchange (the "Closing Level") on the date falling five Business Days (as defined herein) prior to the Maturity Date (subject to postponement due to a Market Disruption Event as described herein) (the "Valuation Date") and will also depend on whether or not the Closing Level ever reaches, or falls below, a price that is equal to 80% of the Closing Level on the closing date of this offering (the

"Barrier") during the period beginning on the closing date of this offering and ending on (and including) the Valuation Date (the "Reference Period"). More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Closing Level on the Valuation Date (the "Final Level") is equal to or greater than the Closing Level on the closing date of this offering (the "Initial Level") (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 14%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares.

The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to maturity, differ from conventional debt and fixed income investments. Although the Note Securities are not principal protected, they offer a predetermined periodic return of capital (i.e. the ROC Payments) over the term of the Note Securities. With the ROC Payments and the minimum Maturity Redemption Amount of $1.00, Holders are only guaranteed to receive $15.00 per Note Security. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 85% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $14.00 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $86.00 and a Variable Return of $14.00), the maximum total amount receivable will be equal to $114.00 per Note Security.

Investors who invest directly in the Reference Shares are exposed dollar for dollar to any increase or decrease in the share price of the Reference Shares. The Note Securities offer investors the opportunity of making a return on their investment even if the share price of the Reference Shares decreases up to 20% from its Initial Level. The maximum Maturity Redemption Amount receivable is however limited to $114.00 per Note Security.

Goldcorp is a reporting issuer in all provinces and territories of Canada and is required to file periodically certain financial and other information specified by securities legislation which is accessible through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. See "The Reference Shares – Publicly Available Information on Goldcorp".

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Goldcorp. The Bank has delivered all disclosures contained herein regarding Goldcorp from the publicly available documents of Goldcorp. The Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports or documents or to determine if there has been any omission by Goldcorp to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports or documents has been furnished by Goldcorp which may affect the significance or accuracy of any information contained in any such reports or documents. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Goldcorp are accurate or complete.

Goldcorp is not an affiliate of the Bank and its affiliates. Goldcorp has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Goldcorp. Goldcorp is not responsible

for and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Goldcorp does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Goldcorp's common shares. The issuance of the Note Securities is not a financing for the benefit of Goldcorp or any insiders of Goldcorp. See "The Reference Shares – Disclaimer".

Prospective investors should independently investigate Goldcorp and decide whether an investment in the Note Securities is appropriate for the prospective investors.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined herein). **In the event of a Reimbursement Under Special Circumstances or an Event of Default, the Actualized NAV (as defined herein) will be determined by the Bank, acting in good faith.** See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment" and "Description of the Note Securities – Events of Default".

Prospective investors should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

National Bank Financial Inc. and Desjardins Securities Inc. (the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in a Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007 (the "Closing Date"). The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – Depository" in the Prospectus.

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** In connection with this offering, no benefit other than the structuring fee and its portion of the selling concession fee, if any, described under section "Fees and Expenses" will be received by National Bank Financial Inc.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006; and

(iv) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, Holders should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to them. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

Certain information contained in this Pricing Supplement relating to publicly traded securities and the issuer of those securities is taken from and based solely upon information published by such issuer. In addition, certain information contained in this Pricing Supplement was obtained from public sources. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information. See "The Reference Shares – Disclaimer".

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved.

Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See ''Risk Factors''. The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer:	National Bank of Canada.
Principal Amount:	$100 per Note Security.
Issue Size:	Maximum of $25,000,000 (250,000 Note Securities).
Minimum Subscription:	$10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.
Objective of the Note Securities:	The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment over the term, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period, as described below.
Reference Shares:	The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the common shares of Goldcorp Inc. ("Goldcorp") listed on the Toronto Stock Exchange (the "TSX") (Symbol: "G"). Goldcorp is not an affiliate of the Bank and is not involved with this offering in any way. This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Goldcorp. The Bank has derived all disclosures contained in this Pricing Supplement regarding Goldcorp from the publicly available documents described under "The Reference Shares – Publicly Available Information on Goldcorp". The obligations represented by the Note Securities are the Bank's obligations, not those of Goldcorp. Investing in the Note Securities is not equivalent to investing in Goldcorp's common shares. See "The Reference Shares".
Closing Date:	On or about February 15, 2007, but no later than March 15, 2007.
Maturity Date:	The date falling on the 12 month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day). Based on a closing on February 15, 2007, the Maturity Date will be February 15, 2008.
Valuation Date:	The fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.
Maturity Payment Date:	The fifth Business Day following the Valuation Date.
Reference Period:	The period beginning on the Closing Date and ending on (and including) the Valuation Date.

ROC Payments:	Holders are entitled to receive from the Bank a return of capital equal to 14% of the Principal Amount, payable semi-annually in two equal instalments of $7.00 per Note Security (each, a "ROC Payment" and collectively, the "ROC Payments"). The first semi-annual ROC Payment will be made on the six-month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.
Maturity Redemption Amount:	Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the Remaining Principal Amount, which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a Variable Return, if any, of up to $14.00 per Note Security. The amount paid on account of the Remaining Principal Amount, or part thereof, and the Variable Return, if any, will constitute the Maturity Redemption Amount. The Maturity Redemption Amount will depend on the Final Level and will also depend on whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 14%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See the examples that illustrate how the Variable Return and the Maturity Redemption Amount are calculated under the section entitled "Description of the Note Securities – Redemption upon Maturity".**
Closing Level:	The closing price of the Reference Shares on any day on the TSX.

Initial Level:	The Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments". Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.
Barrier:	80% of the Initial Level.
Final Level:	The Closing Level on the Valuation Date.
Market Disruption Event:	The Valuation Date may be postponed if the Calculation Agent determines that a Market Disruption Event (as defined below) exists on such date. See "Description of the Note Securities – Market Disruption Event".
Reference Share Adjustments:	Upon the occurrence of certain events described herein prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for these events. See "Description of the Note Securities – Reference Share Adjustments".
Reimbursement Under Special Circumstances:	If a Special Circumstance (as defined herein) takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".
Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of Reference Shares".
Calculation Agent:	The Bank, as Calculation Agent, will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares.
Agents:	National Bank Financial Inc. and Desjardins Securities Inc.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares". The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based

	upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter-related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. See "Secondary Market for the Note Securities". Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.
Certain Canadian Federal Income Tax Considerations:	This income tax summary is subject to the limitations and qualifications set out under "Certain Canadian Federal Income Tax Considerations". Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's (as defined herein) adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received. The amount by which the Maturity Redemption Amount exceeds the Remaining Principal Amount of a Note Security on the Valuation Date, if any, will be included in the Noteholder's income in the taxation year in which the Maturity Redemption Amount payment is made. Assuming that the Noteholder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Remaining Principal Amount, the Noteholder will realize a capital loss on the redemption of the Note Securities. A Noteholder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of an amount that can reasonably be regarded as being in part interest or other amount of an income nature and any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Noteholder. Noteholders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations".
Eligibility for Investment:	Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**
Credit Rating:	The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by S&P®, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.
Risk Factors:	Prospective investors should carefully consider whether the Note Securities are suited to their particular circumstances before they decide to purchase them. As such, prospective

investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities. Such Risks include:

(i) The Note Securities are not suitable for all investors;

(ii) The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities;

(iii) The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return;

(iv) Historical prices of the Reference Shares are not a guarantee of future performance;

(v) Holders have no ownership interest in the Reference Shares;

(vi) Risks relating to the Reference Shares;

(vii) The Bank and/or its affiliates have no affiliation with Goldcorp and are not responsible for its public disclosure of information;

(viii) The Note Securities are not comparable to conventional debt instruments;

(ix) The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date;

(x) There is limited antidilution protection;

(xi) The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank;

(xii) The Note Securities will not be insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime;

(xiii) The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances;

(xiv) There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares;

(xv) Conflicts of interest may affect the Calculation Agent;

(xvi) Hedging transactions may affect the value of the Reference Shares; and

(xvii) The tax characterization of the Note Securities is subject to various interpretations.

Prospective investors should consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Note Securities.

Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to investors and registration of ownership of the Note Securities will be made only through the book-entry system of CDS. A further description of CDS's procedures with respect to the registered global note certificate is set forth in the Prospectus under "Description of the Notes – Depository – CDS Procedures".
CUSIP number:	CUSIP No.: 633067HM8

SUMMARY OF FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds from the offering, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to $1.00 per Note Security (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $0.50 per Note Security (which represents 0.5% of the Principal Amount per Note Security) will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

DEFINITIONS

In addition to the terms defined in the Prospectus, in this Pricing Supplement, unless the context otherwise requires, terms not otherwise defined herein will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and Desjardins Securities Inc.

"**Anniversary Date**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Payment at Maturity or on Special Reimbursement Date".

"**Announcement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reference Share Adjustments".

"**Bank**" means the National Bank of Canada.

"**Barrier**" means 80% of the Initial Level.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being February 15, 2007 or such other date agreed to between the Bank and the Agents, but no later than March 15, 2007.

"**Closing Level**" means the closing price of the Reference Shares on any day on the TSX.

"**CRA**" means the Canada Revenue Agency.

"**Dealer Agreement**" means the dealer agreement between the Bank and the Agents dated the date hereof.

"**Extraordinary Event**" has the meaning ascribed thereto under "Description of the Note Securities – Extraordinary Events".

"**Final Level**" means the Closing Level on the Valuation Date.

"**Goldcorp**" means Goldcorp Inc.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Initial Level**" means the Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments".

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the 12 month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, the amount paid on account of the Remaining Principal Amount, or part remaining after reduction as set forth below, and the Variable Return, if any, and determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

"**Noteholder**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations".

"**Note Securities**" means the non principal protected note securities with ROC Payments maturing on the Maturity Date issued pursuant to the terms and conditions of this Pricing Supplement.

"**Principal Amount**" means $100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Reference Period**" means the period beginning on the Closing Date and ending on (and including) the Valuation Date.

"**Reference Shares**" means the common shares of Goldcorp listed on the TSX under the symbol "G".

"**Reimbursement Under Special Circumstances**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Remaining Principal Amount**" means the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities.

"**ROC Payments**" means a return of capital equal to 14% of the Principal Amount, payable semi-annually in two equal instalments of $7.00 per Note Security.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval.

"**Special Circumstance**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Reimbursement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**TSX**" means the Toronto Stock Exchange.

"**Valuation Date**" means the fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.

"**Variable Return**" means a return, if any, of up to $14.00 per Note Security, equal to the difference between the Maturity Redemption Amount and the Remaining Principal Amount.

"**$**" means Canadian dollars, unless otherwise mentioned.

OBJECTIVE OF THE NOTE SECURITIES

The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment (i.e. the ROC Payments) over the term of the Note Securities, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period.

THE REFERENCE SHARES

General

The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the common shares of Goldcorp listed on the TSX (Symbol: "G").

Publicly Available Information on Goldcorp

Based on publicly available information filed with the securities regulatory authorities, Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver and copper. Goldcorp is one of the world's lowest cost and fastest growing multi-million ounce gold producers. Goldcorp's head office is located at Park Place, Suite 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Goldcorp is a reporting issuer in all provinces and territories of Canada. As a reporting issuer, Goldcorp is required to file periodically certain financial and other information specified by the securities legislation. The information provided to or filed electronically with the securities regulatory authorities in all provinces and territories of Canada can be accessed through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. The address of SEDAR's website is www.sedar.com. In addition, information regarding Goldcorp may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Bank and/or its affiliates make no representation or warranty as to the accuracy or completeness of such documents.

Disclaimer

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Goldcorp. The Bank has derived all disclosures contained in this Pricing Supplement regarding Goldcorp from the publicly available documents described in the preceding paragraph. Further, the Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports and documents or to determine if there has been any omission by Goldcorp to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports and documents has been furnished by Goldcorp or which may affect the significance or accuracy of any information contained in any such reports and documents and summarized herein. Neither the Bank nor the Agents have participated in the preparation of such documents or made any due diligence inquiry with respect to Goldcorp in connection with the offering of the Note Securities. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Goldcorp are accurate or complete. Furthermore, the Bank and the Agents cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Level, the Barrier, the Final Level and the Maturity Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Goldcorp could affect the value received on any date with respect to the Note Securities and, therefore, the trading prices of the Note Securities.

Goldcorp is not an affiliate of the Bank and its affiliates. Goldcorp has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Goldcorp. Goldcorp is not responsible for and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Goldcorp does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Goldcorp's common shares. The issuance of the Note Securities is not a financing for the benefit of Goldcorp or any insiders of Goldcorp.

Historical Performance of the Reference Shares

All historical prices reflected in the table below were calculated as of the last trading day of the relevant quarter on the TSX. **Holders should not take historical prices of the Reference Shares as an indication of future performance. See Risk Factors – Historical prices of the Reference Shares are not a guarantee of future performance".**



Historical Goldcorp Data on TSX
45
40
35
30
25
20
15
10
5
0
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: Chart prepared from Bloomberg data

	2000	2001	2002	2003	2004	2005	2006
January	3.45	4.60	11.24	18.85	17.71	17.44	31.15
February	3.40	5.13	13.05	17.04	17.66	16.53	28.95
March	4.43	5.34	13.88	15.60	19.40	17.24	34.17
April	4.43	6.50	13.96	14.96	15.37	16.31	39.25
May	4.90	6.96	18.00	16.10	16.60	17.10	33.85
June	5.30	8.10	15.53	16.20	15.57	19.49	33.65
July	4.45	7.55	13.55	17.05	15.32	19.90	33.10
August	5.23	8.38	15.85	18.00	16.94	21.40	30.55
September	5.10	9.16	17.60	18.85	17.50	23.30	26.36
October	4.58	9.35	15.00	20.72	16.87	23.76	29.56
November	4.60	8.95	15.45	22.91	18.10	23.70	35.71
December	4.65	9.65	20.06	20.62	18.06	25.90	33.11

The Closing Level of the Reference Shares on January 10, 2007 was 29.50.

Source: Bloomberg

Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100 per Note Security. The minimum initial subscription price per Holder is $10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through the book entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

ROC Payments

Holders are entitled to receive from the Bank a return of capital equal to 14% of the Principal Amount, payable semi-annually in two equal instalments of $7.00 per Note Security. The first semi-annual ROC Payment will be made on the sixth month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.

Redemption upon Maturity

The Note Securities will mature on the 12-month anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the next Business Day. At the Maturity Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder the Maturity Redemption Amount, which amount will be determined based on the Final Level, and will depend upon whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $86.00) and a Variable Return of $14.00; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

MECHANISM OF THE MATURITY REDEMPTION AMOUNT



Final Level equal or greater than Initial Level
Final Level less than Initial Level
Barrier is never breached
Barrier is breached
Downside Protection
Possible return higher than holding the Reference Share
100% Principal
100% Principal
Remaining Principal Amount
+
+
+
$14.00
ROC Payments received
$14.00
ROC Payments received
$14.00
ROC Payments received

In no event shall the Maturity Redemption Amount exceed the Remaining Principal Amount plus the Variable Return. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 14%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity.**

<u>Example 1</u>: The Final Level is greater than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$32.63
Final Level	$34.25
Lowest level reached	$31.25
Barrier	$26.10
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$7.00
ROC Payment after 12 months	$7.00
Total payments	$114.00

The $100.00 Maturity Redemption Amount is composed of:
- $86.00 of capital
- $14.00 of income

And the $14.00 ROC Payments are a return of capital.

<u>Example 2</u>: The Final Level is less than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$32.63
Final Level	$30.15
Lowest level reached	$29.50
Barrier	$26.10
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$7.00
ROC Payment after 12 months	$7.00
Total payments	$114.00

The $100.00 Maturity Redemption Amount is composed of:
- $86.00 of capital
- $14.00 of income

And the $14.00 ROC Payments are a return of capital.

<u>Example 3</u>: The Final Level is greater than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$32.63
Final Level	$33.25
Lowest level reached	$25.80
Barrier	$26.10
The Barrier was breached, however the Final Level exceeds the Initial Level, so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$7.00
ROC Payment after 12 months	$7.00
Total payments	$114.00

The $100.00 Maturity Redemption Amount is composed of:
- $86.00 of capital
- $14.00 of income

And the $14.00 ROC Payments are a return of capital.

Example 4: The Final Level is less than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$32.63
Final Level	$22.84
Lowest level reached	$22.84
Barrier	$26.10

The Barrier was breached, and the Final Level is less than the Initial Level. There will be a $0.01 reduction of the Maturity Redemption Amount for each 0.01% decrease of the Final Level from the Initial Level. The Maturity Redemption Amount will be:
$100 + $100 x [($22.84 - $32.63) / $32.63] =

	$70.00
ROC Payment after 6 months	$7.00
ROC Payment after 12 months	$7.00
Total payments	$84.00

The $70.00 Maturity Redemption Amount is composed of:
- $70.00 of capital
- $0 of income

And the $14.00 ROC Payments are a return of capital. So, the net impact is a $16.00 loss of capital.

Example 5: The Final Level is equal to $0.

Initial Level	$32.63
Final Level	$0
Lowest level reached	$0
Barrier	$26.10

The Barrier was breached, and the Final Level finished at $0. Since the maximum loss on the Maturity Redemption Amount is $99, the Maturity Redemption Amount will be:

	$1.00
ROC Payment after 6 months	$7.00
ROC Payment after 12 months	$7.00
Total payments	$15.00

The net impact is a loss of capital of $85.00.

Payment of the Maturity Redemption Amount

The Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Valuation Date will be the fifth Business Day prior to the Maturity Date, subject to postponement due to a Market Disruption Event on such date, of up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Note Securities – Reimbursement Under Special Circumstances and Payment".

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by Standard & Poor's Corporation, a division of the McGraw-Hill Companies, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event (as defined below) exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Shares; and (b) the level of the Reference Shares used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Shares or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

(i) a suspension, absence or material limitation of trading in the Reference Shares for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

(ii) a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Shares in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or

(iii) in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Reference Share Adjustments

If one of the events described below occurs prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for that event. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the Reference Shares, if applicable.

If more than one event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Level or any other variable for the first event, the Calculation Agent will adjust the appropriate variables for the second event, applying the required adjustment cumulatively.

In the event of a subdivision, consolidation or reclassification of the Reference Shares or a distribution or dividend paid on account of the Reference Shares or any other event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares, then the Calculation Agent will determine whether such event has a diluting or concentrative effect on the theoretical value of one Reference Share and, if so, will (i) make the corresponding adjustment(s), if any, to the Initial Level and any other variable relevant to the terms of the Note Securities as the Calculation Agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 days' prior notice furnished in writing by the Bank, in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means, either of, (i) a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice; or an event occurs, or is expected to occur, caused by circumstances beyond the control of the Bank, making it, or operating to making it

illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding, or (ii) an Extraordinary Event. **A "Special Circumstance" does not incorporate changes in the normal course to market parameters such as interest rates and volatility.**

In the event of a Reimbursement Under Special Circumstances in which the Bank determines to make a Reimbursement under Special Circumstances, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date"). In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation or depreciation and the volatility of the Reference Shares, dividends and distributions made in respect of Reference Shares, interest rates and the time remaining to the Valuation Date (the "Actualized NAV"). A Holder of record on such date shall be entitled to receive from the Bank the Actualized NAV of its Note Securities. The Bank will make available to Holders, no later than 4:15 p.m. (Eastern Standard Time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Extraordinary Events

If an Extraordinary Event takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

An "Extraordinary Event" means the occurrence of any of the following events:

(i) the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving Goldcorp, or the announcement of any such event;

(ii) the Reference Shares cease (or will cease) to be listed, traded or publicly quoted on the TSX and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system or the announcement of any such event;

(iii) the Reference Shares are subject to a merger, amalgamation, combination, reorganization, takeover bid, exchange bid or similar event that results in a transfer of or an irrevocable commitment to transfer all of the outstanding Reference Shares to another person or entity (other than a merger, amalgamation, combination, reorganization in which Goldcorp is the continuing entity and which does not result in a reclassification or change of all of such Reference Shares outstanding and other than a conversion of Goldcorp into an income trust where all of the issued and outstanding Reference Shares are substituted for units of an income fund indirectly operating the business of Goldcorp); and

(iv) any other extraordinary event that results in a reclassification or change of all the outstanding Reference Shares.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy

shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Note Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Note Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds of the offering, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to $1.00 per Note Security (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $0.50 (which represents 0.5% of the Principal Amount per Note Security) per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and in making certain other determinations with regard to the Reference Shares. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below.

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving sales or purchases of the Reference Shares and/or purchases and/or sales of listed and/or over-the-counter options or futures on the Reference Shares or listed and/or over-the-counter options, futures or exchange-traded funds on the Reference Shares prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

(i) acquire or dispose of securities of Goldcorp;

(ii) acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares;

(iii) acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

(iv) any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Reference Shares, listed or over-the-counter options or futures on Reference Shares or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares or indices designed to track the performance of the Reference Shares or other components of the Canadian equity market.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging transactions may affect the value of the Reference Shares" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

The graphs below illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Reference Shares. **These illustrations are based on three assumptions of volatility in relationship to the Reference Shares' return. The first graph presents the situation where the Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period, while the second graph presents the situation where the Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period. Finally, these illustrations take place six months after the Closing Date and just before the first ROC Payment.**

As a result, the following is not and should not be construed as a forecast or projection of how the Note Securities may trade in any secondary market that may develop. Actual prices will differ, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility.

(i) The Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (no breach of Barrier)
$110
$105
$100
$95
$90
$85
20%
10%
0%
-10%
-15%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

(ii) The Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (breach of Barrier)
$110
$90
$70
$50
20%
10%
0%
-10%
-15%
-20%
-40%
-60%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

The concept of volatility refers to the relative rate at which the price of a security moves up and down. Volatility is found by calculating the annualized standard deviation of daily returns of an asset. When the daily returns change dramatically over time, the volatility will be high. When the daily returns almost never change over time, the volatility will be low.

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. A structuring fee of $0.50 per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering and a selling concession of $1.00 per Note Security will be payable by the Bank out of its own funds to representatives, including representatives employed by the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than the structuring fee and its portion of the selling concession fee, if any. Desjardins Securities Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc. in the structuring and pricing of the Note Securities.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Investors are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

The Note Securities are not suitable for all investors

A substantial portion of the principal of the Note Securities is at risk. The Note Securities are riskier than ordinary unsecured debt securities. The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to the Valuation Date, differ from conventional debt and fixed income investments. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 85.00% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $14.00 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $86.00 and a Variable Return of $14.00), the maximum total amount receivable will be equal to $114.00 per Note Security.

The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities

The Note Securities are not principal protected. If the Final Level is less than the Initial Level, and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate depending on the performance of the Reference Shares. The fluctuations in the Closing Level are unpredictable and will be influenced by factors that are beyond the control of the Bank. In addition, the effect of any one factor may offset any increase in the market value of the Note Securities caused by another factor, and vice versa.

The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return

The return on the Note Securities will not reflect the return that could be realized if a Holder actually owned the Reference Shares and held such investment for a similar period, as the Maturity Redemption Amount paid on the Maturity Payment Date will never exceed $100 (composed of a principal payment of $86.00 and a return of up to $14.00), even if the value of the Reference Shares has increased at the Valuation Date relative to the value of the Reference Shares on the Closing Date. The yield to maturity based on the methodology for calculating the Maturity Redemption Amount will not be the same yield as would be produced if the Reference Shares were purchased directly and held for a similar period.

Also, the market value of a Note Security prior to the stated Maturity Date may be lower than the purchase price a Holder paid for its Note Security. Consequently, if a Holder sells its Note Security before the stated Maturity Date, that Holder may receive less than the amount of its investment in the Note Security.

Historical prices of the Reference Shares are not a guarantee of future performance

The trading prices of the Reference Shares will determine, in part, the value of the Note Securities. Historical prices of the Reference Shares should not be taken as an indication of their future appreciation or depreciation. While a table of the historical trading prices of the Reference Shares for the past six years is shown above, those historical trading prices should not be interpreted as an indication of the future performance of the Reference Shares. In fact, it is impossible to predict whether the price of the Reference Shares will increase or decrease. Trading prices of the Reference Shares will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the Reference Shares are traded, and by various circumstances that affect Goldcorp itself or the Reference Shares.

Holders have no ownership interest in the Reference Shares

An investment in the Note Securities does not constitute an investment in the Reference Shares. A Holder will not be a beneficial owner of the Reference Shares during the term of the Note Securities and therefore will not be entitled to receive any dividends or similar amounts paid on the Reference Shares, nor will the Holders be entitled to any recourse to the Reference Shares to satisfy amounts owing under the Note Securities or to acquire Reference Shares by virtue of their ownership of the Note Securities. The Reference Shares are notional reference shares used to determine the Maturity Redemption Amount.

Moreover, Holders will not be entitled to any voting rights or to other control rights that holders of the Reference Shares may have with respect to Goldcorp.

Risks relating to the Reference Shares

The Note Securities are subject to the risks of any investment in common shares, including the risk that the general level of share prices may decline. Although the Reference Shares have a trading history, historical performance of the Reference Shares does not indicate the future performance of the Reference Shares and it is impossible to predict whether the value of the Reference Shares will fall or rise during the term of the Note Securities. Trading prices of the Reference Shares will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of the Reference Shares and thus, the return on the Note Securities.

The Bank and/or its affiliates have no affiliation with Goldcorp and are not responsible for its public disclosure of information

The Bank and/or its affiliates are not affiliated with Goldcorp in any way and have no ability to control or predict its actions. Goldcorp is not involved in the offer of the Note Securities in any way and has no obligation to consider any interests as an owner of Note Securities in taking any actions that might affect the value of the Note Securities.

The information about Goldcorp in this Pricing Supplement is derived from publicly available information, without independent verification. Neither the Bank nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about Goldcorp contained in this Pricing Supplement. Each Holder, as an investor in the Note Securities, should make its own investigation regarding Goldcorp.

The Note Securities are not comparable to conventional debt instruments

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities differ from conventional debt and fixed income investments because the Maturity Redemption Amount is not determinable prior to the Valuation Date. Furthermore, no return on the Note Securities, other than the ROC Payments, will be payable prior to the Maturity Payment Date.

The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date

The determination of the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Level on the first Business Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Reference Shares that would have prevailed in the absence of the Market Disruption Event.

There is limited antidilution protection

The Calculation Agent may adjust the Initial Level or any other variable (or combination thereof) for stock splits, reverse stock splits, stock dividends, extraordinary dividends and corporate events that affect the capital structure of Goldcorp. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Shares. If an event occurs that does not require the Calculation Agent to adjust the amount of the Reference Shares, the market price of the Note Securities may be materially and adversely affected.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders is incumbent upon the Bank, the likelihood that Holders will receive the Maturity Redemption Amount will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the Holder will not be able to participate fully in the appreciation of the Reference Shares that might have occurred up to the Valuation Date.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares

Holders should be willing to hold their Note Securities to maturity. The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when a Holder decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive.

While the Maturity Redemption Amount is based on the full principal amount of the Note Securities, the original subscription price factors in the selling concession fee and structuring fee described under "Fees and Expenses" and the Bank's cost of hedging its obligations under the Note Securities. As a result, assuming no change in market conditions and any other relevant factors highlighted herein that may affect the price on the secondary market, the price on the secondary market will likely be lower than the original issue price to exclude such costs.

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Shares; and the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Shares that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests that the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the market price of the Reference Shares, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with Goldcorp, including making loans or providing advisory services to such entity. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to Goldcorp. This research is modified from time to time without notice and may express opinions or provide recommendations that are

inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Reference Shares and, therefore, the market value of the Note Securities.

Hedging transactions may affect the value of the Reference Shares

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling the Reference Shares, futures or options on the Reference Shares, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling the Reference Shares, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Reference Shares, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Reference Shares and other investments relating to the Reference Shares on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could decrease the market price of the Reference Shares and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Shares. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The tax characterization of the Note Securities is subject to various interpretations

For further information, Holders should refer to "Certain Canadian Federal Tax Considerations" below and should read it carefully. **Holders should consult their tax advisor about their own tax situation.**

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to an individual (other than a trust) who is an initial purchaser of the Note Securities offered pursuant to this pricing supplement, who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder"). This summary does not apply to a Holder that is a corporation, partnership or trust and any such Holders should consult their own tax advisors.

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act, or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the CRA. Except for such proposals, this summary does not take into account or

anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

ROC Payments

Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received.

Payment at Maturity or on Special Reimbursement Date

The amount of the excess, if any, of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Remaining Principal Amount of a Note Security that is payable to a Noteholder will be included in the Noteholder's income in the taxation year in which the payment of such amount is made to the Noteholder assuming that such payment is made on or before the day that is one year after the day immediately preceding the Closing Date (the "Anniversary Date"). If the payment for the Maturity Redemption Amount or the Actualized NAV, as the case may be, occurs after the Anniversary Date, the Noteholder would be required to include in computing the Noteholder's income, the amount that accrued or that is deemed by the Act to have accrued to the Noteholder to the end of the Anniversary Date (to the extent that such amount was not otherwise included in computing the Noteholder's income for the year or any preceding taxation year). If an amount was included in income as an amount accrued to the Anniversary Date and, on the subsequent disposition of the Note Security, the Noteholder does not receive all or part of such amount that was required to be accrued as interest, the Noteholder may deduct in computing the Noteholder's income for the particular year in which the Note Security is disposed of, the amount by which the amount included in computing the Noteholder's income as interest for the year or a preceding year exceeds the interest which has been received or became receivable in the year or a preceding taxation year in respect of the Note Security. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security. The income tax considerations associated with the realization of a capital loss are described below.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. If the Note Security is held on capital account by a Noteholder, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest or other amount of an income nature and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. Pursuant to the terms of the Act, where an amount received can reasonably be regarded as being in part interest or other amount of an income nature and in part an amount of a capital nature, the part of the amount that can reasonably be regarded as interest or as an amount of an income nature shall be included in the income of the Noteholder for the taxation year in which the amount was received or came due. **Noteholders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

Capital gains realized by an individual and certain trusts, may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Agents by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 5 dated January 15, 2007, relating to the qualification for distribution of up to $25,000,000 of 14% Reverse Convertible 12-month Note Securities, series 1 linked to the common shares of Goldcorp Inc. (250,000 non principal protected note securities) due 2008, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

January 15, 2007

CERTIFICATE OF THE AGENTS

Dated: January 15, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	DESJARDINS SECURITIES INC.
By: *(Signed)* Isabelle Limoges	By: *(Signed)* Yves Lorange

This pricing supplement together with the short form base shelf prospectus dated April 5, 2006 (the "Prospectus"), to which it relates, as amended or supplemented, and each document incorporated by reference therein constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 6 dated January 15, 2007
(to the short form base shelf prospectus dated April 5, 2006)


NATIONAL BANK OF CANADA

9.5% Reverse Convertible 12-month Note Securities, Series 1
due 2008
linked to the common shares of Suncor Energy Inc.
(non principal protected note securities with return of capital payments of 9.5% per annum)

Maximum of CAD$25,000,000 (250,000 non principal protected note securities)

This Pricing Supplement qualifies the distribution of up to $25,000,000 of 9.5% Reverse Convertible 12-month Note Securities, series 1 linked to the common shares of Suncor Energy Inc (the "Note Securities") of National Bank of Canada (the "Bank") maturing 12 months following the closing date of this offering (the "Maturity Date"). The Note Securities are non principal protected note securities. Payments at maturity of the Note Securities are linked to the performance of the common shares of Suncor Energy Inc. ("Suncor") listed on the Toronto Stock Exchange under the symbol "SU" (the "Reference Shares"). The Note Securities have a principal amount of $100 each (the "Principal Amount"). The minimum initial subscription price is $10,000 (100 Note Securities). Additional Note Securities will be issued in integral multiples of $1,000 (10 Note Securities).

PRICE: $100 per non principal protected Note Security

Minimum Subscription: $10,000 (100 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Net Proceeds to the Bank
Per Note Security	$100.00	$1.50	$98.50
Total[2]	$25,000,000	$375,000	$24,625,000

(1) Including a selling concession fee to representatives, including representatives employed by the Agents, of $1.00 per Note Security and a structuring fee of $0.50 per Note Security payable to National Bank Financial Inc. in connection with the structuring of the offering. The selling concession fee and structuring fee are payable by the Bank out of its own funds.
(2) Reflects the maximum offering size. There is no minimum offering size.

The objective of the Note Securities is to provide holders thereof (the "Holders") with (i) a predetermined periodic return of capital payment over the term of the Note Securities, as described below, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, a predetermined price on any day during the reference period, as described below.

Holders are entitled to receive from the Bank a return of capital equal to 9.5% of the Principal Amount, payable semi-annually in two equal instalments of $4.75 per Note Security (each a "ROC Payment" and collectively, the "ROC Payments"). Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the remaining Principal Amount (being the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities (the "Remaining Principal Amount")), which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a variable return, if any, of up to $9.50 per Note Security (the "Variable Return"). The amount paid on account of the Remaining Principal Amount, or part thereof remaining after such reduction, and the Variable Return, if any, will constitute the maturity redemption amount (the "Maturity Redemption Amount"). **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See "Risk Factors".**

The Maturity Redemption Amount will depend on the closing price of the Reference Shares on the Toronto Stock Exchange (the "Closing Level") on the date falling five Business Days (as defined herein) prior to the Maturity Date (subject to postponement due to a Market Disruption Event as described herein) (the "Valuation Date") and will also depend on whether or not the Closing Level ever reaches, or falls below, a price that is equal to 80% of the Closing Level on the closing date of this offering (the

"Barrier") during the period beginning on the closing date of this offering and ending on (and including) the Valuation Date (the "Reference Period"). More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Closing Level on the Valuation Date (the "Final Level") is equal to or greater than the Closing Level on the closing date of this offering (the "Initial Level") (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 9.5%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares.

The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to maturity, differ from conventional debt and fixed income investments. Although the Note Securities are not principal protected, they offer a predetermined periodic return of capital (i.e. the ROC Payments) over the term of the Note Securities. With the ROC Payments and the minimum Maturity Redemption Amount of $1.00, Holders are only guaranteed to receive $10.50 per Note Security. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 89.50% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $9.50 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $90.50 and a Variable Return of $9.50), the maximum total amount receivable will be equal to $109.50 per Note Security.

Investors who invest directly in the Reference Shares are exposed dollar for dollar to any increase or decrease in the share price of the Reference Shares. The Note Securities offer investors the opportunity of making a return on their investment even if the share price of the Reference Shares decreases up to 20% from its Initial Level. The maximum Maturity Redemption Amount receivable is however limited to $109.50 per Note Security.

Suncor is a reporting issuer in all provinces and territories of Canada and is required to file periodically certain financial and other information specified by securities legislation which is accessible through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. See "The Reference Shares – Publicly Available Information on Suncor".

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Suncor. The Bank has delivered all disclosures contained herein regarding Suncor from the publicly available documents of Suncor. The Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports or documents or to determine if there has been any omission by Suncor to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports or documents has been furnished by Suncor which may affect the significance or accuracy of any information contained in any such reports or documents. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Suncor are accurate or complete.

Suncor is not an affiliate of the Bank and its affiliates. Suncor has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Suncor. Suncor is not responsible for

and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Suncor does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Suncor's common shares. The issuance of the Note Securities is not a financing for the benefit of Suncor or any insiders of Suncor. See "The Reference Shares – Disclaimer".

Prospective investors should independently investigate Suncor and decide whether an investment in the Note Securities is appropriate for the prospective investors.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined herein). **In the event of a Reimbursement Under Special Circumstances or an Event of Default, the Actualized NAV (as defined herein) will be determined by the Bank, acting in good faith.** See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment" and "Description of the Note Securities – Events of Default".

Prospective investors should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

National Bank Financial Inc. and Desjardins Securities Inc. (the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in a Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007 (the "Closing Date"). The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – Depository" in the Prospectus.

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** In connection with this offering, no benefit other than the structuring fee and its portion of the selling concession fee, if any, described under section "Fees and Expenses" will be received by National Bank Financial Inc.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006; and

(iv) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, Holders should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to them. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

Certain information contained in this Pricing Supplement relating to publicly traded securities and the issuer of those securities is taken from and based solely upon information published by such issuer. In addition, certain information contained in this Pricing Supplement was obtained from public sources. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information. See "The Reference Shares – Disclaimer".

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See ''Risk Factors''. The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer:	National Bank of Canada.
Principal Amount:	$100 per Note Security.
Issue Size:	Maximum of $25,000,000 (250,000 Note Securities).
Minimum Subscription:	$10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.
Objective of the Note Securities:	The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment over the term, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period, as described below.
Reference Shares:	The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the common shares of Suncor Energy Inc. ("Suncor") listed on the Toronto Stock Exchange (the "TSX") (Symbol: "SU"). Suncor is not an affiliate of the Bank and is not involved with this offering in any way. This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Suncor. The Bank has derived all disclosures contained in this Pricing Supplement regarding Suncor from the publicly available documents described under "The Reference Shares – Publicly Available Information on Suncor". The obligations represented by the Note Securities are the Bank's obligations, not those of Suncor. Investing in the Note Securities is not equivalent to investing in Suncor's common shares. See "The Reference Shares".
Closing Date:	On or about February 15, 2007, but no later than March 15, 2007.
Maturity Date:	The date falling on the 12-month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day). Based on a closing on February 15, 2007, the Maturity Date will be February 15, 2008.
Valuation Date:	The fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.
Maturity Payment Date:	The fifth Business Day following the Valuation Date.
Reference Period:	The period beginning on the Closing Date and ending on (and including) the Valuation Date.

ROC Payments:	Holders are entitled to receive from the Bank a return of capital equal to 9.5% of the Principal Amount, payable semi-annually in two equal instalments of $4.75 per Note Security (each, a "ROC Payment" and collectively, the "ROC Payments"). The first semi-annual ROC Payment will be made on the six-month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.
Maturity Redemption Amount:	Depending on the performance of the Reference Shares as further described below, Holders will also be entitled to receive at maturity: (i) a payment on account of the Remaining Principal Amount, which Remaining Principal Amount may be reduced in the circumstances described below, and (ii) a Variable Return, if any, of up to $9.50 per Note Security. The amount paid on account of the Remaining Principal Amount, or part thereof, and the Variable Return, if any, will constitute the Maturity Redemption Amount. The Maturity Redemption Amount will depend on the Final Level and will also depend on whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 9.5%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity. See the examples that illustrate how the Variable Return and the Maturity Redemption Amount are calculated under the section entitled "Description of the Note Securities – Redemption upon Maturity".**
Closing Level:	The closing price of the Reference Shares on any day on the TSX.

Initial Level:	The Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments". Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.
Barrier:	80% of the Initial Level.
Final Level:	The Closing Level on the Valuation Date.
Market Disruption Event:	The Valuation Date may be postponed if the Calculation Agent determines that a Market Disruption Event (as defined below) exists on such date. See "Description of the Note Securities – Market Disruption Event".
Reference Share Adjustments:	Upon the occurrence of certain events described herein prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for these events. See "Description of the Note Securities – Reference Share Adjustments".
Reimbursement Under Special Circumstances:	If a Special Circumstance (as defined herein) takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".
Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of Reference Shares".
Calculation Agent:	The Bank, as Calculation Agent, will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares.
Agents:	National Bank Financial Inc. and Desjardins Securities Inc.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares". The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based

	upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter-related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. See "Secondary Market for the Note Securities". Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.
Certain Canadian Federal Income Tax Considerations:	This income tax summary is subject to the limitations and qualifications set out under "Certain Canadian Federal Income Tax Considerations". Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's (as defined herein) adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received. The amount by which the Maturity Redemption Amount exceeds the Remaining Principal Amount of a Note Security on the Valuation Date, if any, will be included in the Noteholder's income in the taxation year in which the Maturity Redemption Amount payment is made. Assuming that the Noteholder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Remaining Principal Amount, the Noteholder will realize a capital loss on the redemption of the Note Securities. A Noteholder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of an amount that can reasonably be regarded as being in part interest or other amount of an income nature and any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Noteholder. Noteholders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations".
Eligibility for Investment:	Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**
Credit Rating:	The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by S&P®, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.
Risk Factors:	Prospective investors should carefully consider whether the Note Securities are suited to their particular circumstances before they decide to purchase them. As such, prospective

investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities. Such Risks include:

(i) The Note Securities are not suitable for all investors;

(ii) The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities;

(iii) The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return;

(iv) Historical prices of the Reference Shares are not a guarantee of future performance;

(v) Holders have no ownership interest in the Reference Shares;

(vi) Risks relating to the Reference Shares;

(vii) The Bank and/or its affiliates have no affiliation with Suncor and are not responsible for its public disclosure of information;

(viii) The Note Securities are not comparable to conventional debt instruments;

(ix) The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date;

(x) There is limited antidilution protection;

(xi) The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank;

(xii) The Note Securities will not be insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime;

(xiii) The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances;

(xiv) There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares;

(xv) Conflicts of interest may affect the Calculation Agent;

(xvi) Hedging transactions may affect the value of the Reference Shares; and

(xvii) The tax characterization of the Note Securities is subject to various interpretations.

Prospective investors should consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Note Securities.

Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to investors and registration of ownership of the Note Securities will be made only through the book-entry system of CDS. A further description of CDS's procedures with respect to the registered global note certificate is set forth in the Prospectus under "Description of the Notes – Depository – CDS Procedures".
CUSIP number:	CUSIP No.: 633067HL0

SUMMARY OF FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds from the offering, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to $1.00 per Note Security (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $0.50 per Note Security (which represents 0.5% of the Principal Amount per Note Security) will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

DEFINITIONS

In addition to the terms defined in the Prospectus, in this Pricing Supplement, unless the context otherwise requires, terms not otherwise defined herein will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and Desjardins Securities Inc.

"**Anniversary Date**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Payment at Maturity or on Special Reimbursement Date".

"**Announcement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reference Share Adjustments".

"**Bank**" means the National Bank of Canada.

"**Barrier**" means 80% of the Initial Level.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being February 15, 2007 or such other date agreed to between the Bank and the Agents, but no later than March 15, 2007.

"**Closing Level**" means the closing price of the Reference Shares on any day on the TSX.

"**CRA**" means the Canada Revenue Agency.

"**Dealer Agreement**" means the dealer agreement between the Bank and the Agents dated the date hereof.

"**Extraordinary Event**" has the meaning ascribed thereto under "Description of the Note Securities – Extraordinary Events".

"**Final Level**" means the Closing Level on the Valuation Date.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Initial Level**" means the Closing Level on the Closing Date, subject to adjustment for certain corporate events affecting the Reference Shares as described in "Description of the Note Securities – Reference Share Adjustments".

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the 12-month anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the next Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, the amount paid on account of the Remaining Principal Amount, or part remaining after reduction as set forth below, and the Variable Return, if any, and determined as follows: (i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; (ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; and (iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

"**Noteholder**" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations".

"**Note Securities**" means the non principal protected note securities with ROC Payments maturing on the Maturity Date issued pursuant to the terms and conditions of this Pricing Supplement.

"**Principal Amount**" means $100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Reference Period**" means the period beginning on the Closing Date and ending on (and including) the Valuation Date.

"**Reference Shares**" means the common shares of Suncor listed on the TSX under the symbol "SU".

"**Reimbursement Under Special Circumstances**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Remaining Principal Amount**" means the difference between the Principal Amount and the ROC Payments paid during the term of the Note Securities.

"**ROC Payments**" means a return of capital equal to 9.5% of the Principal Amount, payable semi-annually in two equal instalments of $4.75 per Note Security.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval.

"**Special Circumstance**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Reimbursement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Suncor**" means Suncor Energy Inc.

"**TSX**" means the Toronto Stock Exchange.

"**Valuation Date**" means the fifth Business Day preceding the Maturity Date, subject to postponement due to a Market Disruption Event.

"**Variable Return**" means a return, if any, of up to $9.50 per Note Security, equal to the difference between the Maturity Redemption Amount and the Remaining Principal Amount.

"**$**" means Canadian dollars, unless otherwise mentioned.

OBJECTIVE OF THE NOTE SECURITIES

The objective of the Note Securities is to provide Holders with (i) a predetermined periodic return of capital payment (i.e. the ROC Payments) over the term of the Note Securities, and (ii) a higher rate of return than the yield on a conventional debt security to the extent that the price of the Reference Shares remains stable or does not decrease to reach, or fall below, the Barrier on any day during the Reference Period.

THE REFERENCE SHARES

General

The Reference Shares used to determine the Maturity Redemption Amount payable on the Maturity Payment Date are the common shares of Suncor listed on the TSX (Symbol: "SU").

Publicly Available Information on Suncor

Based on publicly available information filed with the securities regulatory authorities, Suncor is an integrated energy company. Suncor's oil sands business located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel. Suncor's natural gas business explores for, acquires, develops and produces natural gas in Alberta and British Colombia. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. United States of America downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66® Brand. Periodically, Suncor also markets third party petroleum products. Suncor also carries on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities they produce. Suncor's head office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, T2P 2V5.

Suncor is a reporting issuer in all provinces and territories of Canada. As a reporting issuer, Suncor is required to file periodically certain financial and other information specified by the securities legislation. The information provided to or filed electronically with the securities regulatory authorities in all provinces and territories of Canada can be accessed through SEDAR, a filing system developed for the Canadian Securities Administrators that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators. The address of SEDAR's website is www.sedar.com. In addition, information regarding Suncor may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Bank and/or its affiliates make no representation or warranty as to the accuracy or completeness of such documents.

Disclaimer

This Pricing Supplement relates only to the Note Securities offered hereby and does not relate to the Reference Shares or other securities of Suncor. The Bank has derived all disclosures contained in this Pricing Supplement regarding Suncor from the publicly available documents described in the preceding paragraph. Further, the Bank and the Agents have not had an opportunity to verify the accuracy or completeness of any information contained in such reports and documents or to determine if there has been any omission by Suncor to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any information contained in such reports and documents has been furnished by Suncor or which may affect the significance or accuracy of any information contained in any such reports and documents and summarized herein. Neither the Bank nor the Agents have participated in the preparation of such documents or made any due diligence inquiry with respect to Suncor in connection with the offering of the Note Securities. Neither the Bank nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding Suncor are accurate or complete. Furthermore, the Bank and the Agents cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Level, the Barrier, the Final Level and the Maturity Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Suncor could affect the value received on any date with respect to the Note Securities and, therefore, the trading prices of the Note Securities.

Suncor is not an affiliate of the Bank and its affiliates. Suncor has not participated in the preparation of this Pricing Supplement, does not take any responsibility or assume any liability with respect to the accuracy or completeness of any information contained herein and makes no representation regarding the advisability of purchasing the Note Securities. The Note Securities are not in any way sponsored, endorsed, sold or promoted by Suncor. Suncor is not responsible for and has not participated in the determination of the timing, pricing or number of Note Securities to be issued. Suncor does not have any statutory liability with respect to the accuracy or completeness of any of the information contained in this Pricing Supplement and has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. Investing in the Note Securities is not equivalent to investing in Suncor's common shares. The issuance of the Note Securities is not a financing for the benefit of Suncor or any insiders of Suncor.

Historical Performance of the Reference Shares

All historical prices reflected in the table below were calculated as of the last trading day of the relevant quarter on the TSX. **Holders should not take historical prices of the Reference Shares as an indication of future performance. See Risk Factors – Historical prices of the Reference Shares are not a guarantee of future performance".**



Historical Suncor Data on TSX
120
100
80
60
40
20
0
Mar-92
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

Source: Chart prepared from Bloomberg data

	2000	2001	2002	2003	2004	2005	2006
January	15.43	17.38	24.30	25.85	33.40	39.71	91.05
February	13.80	19.71	26.72	27.00	34.77	47.77	85.00
March	15.71	20.27	28.75	25.61	35.97	48.73	89.63
April	15.81	21.53	27.25	23.59	32.70	46.46	95.74
May	16.75	20.80	26.84	25.28	32.67	49.06	88.88
June	17.10	19.30	26.60	25.34	34.01	57.92	90.34
July	15.50	20.90	26.40	25.65	38.38	59.95	91.25
August	16.63	21.46	28.15	26.00	36.49	70.35	85.65
September	16.60	22.00	27.31	24.93	40.40	70.42	80.19
October	14.88	24.20	22.65	27.69	41.65	63.20	86.25
November	17.20	23.58	23.10	28.67	41.01	66.34	90.00
December	19.15	26.20	24.70	32.50	42.40	73.32	91.79

The Closing Level of the Reference Shares on January 10, 2007 was 82.03

Source: Bloomberg

Purchasers will be able to determine the closing price of the Reference Shares on the Closing Date (and which will constitute the Initial Level) by accessing the website of the TSX at www.tsx.com or the website www.fpsgroup.ca maintained by the Bank which will contain certain information relating to the Note Securities.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100 per Note Security. The minimum initial subscription price per Holder is $10,000 (100 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through the book entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

ROC Payments

Holders are entitled to receive from the Bank a return of capital equal to 9.5% of the Principal Amount, payable semi-annually in two equal instalments of $4.75 per Note Security. The first semi-annual ROC Payment will be made on the sixth month anniversary of the Closing Date through CDS or its nominee. If the six-month anniversary of the Closing Date is not a Business Day, the payment will be postponed to the next Business Day. The second semi-annual ROC Payment will be made on the Maturity Payment Date. The maximum reimbursement of the Principal Amount prior to the payment of the Maturity Redemption Amount is limited to the two ROC Payments on the Note Securities.

Redemption upon Maturity

The Note Securities will mature on the 12-month anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the next Business Day. At the Maturity Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder the Maturity Redemption Amount, which amount will be determined based on the Final Level, and will depend upon whether or not the Closing Level ever reaches, or falls below, the Barrier on any day during the Reference Period. More specifically, the Maturity Redemption Amount will be determined as follows:

(i) if the Final Level is equal to or greater than the Initial Level (whether or not the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period), the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50;

(ii) if the Final Level is less than the Initial Level and the Closing Level never reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100, which will be composed of the Remaining Principal Amount (i.e. $90.50) and a Variable Return of $9.50; and

(iii) if the Final Level is less than the Initial Level, and the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be an amount equal to $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

MECHANISM OF THE MATURITY REDEMPTION AMOUNT


Final Level equal or greater than Initial Level
Final Level less than Initial Level
Barrier is never breached
Barrier is breached
Downside Protection
Possible return higher than holding the Reference Share
100% Principal
100% Principal
Remaining Principal Amount
+
+
+
$9.50
ROC Payments received
$9.50
ROC Payments received
$9.50
ROC Payments received

In no event shall the Maturity Redemption Amount exceed the Remaining Principal Amount plus the Variable Return. Holders should understand that if the Closing Level reaches, or falls below, the Barrier on any day during the Reference Period, and the Final Level is less than the Initial Level by more than 9.5%, Holders will not receive any return and will suffer a loss of principal. Holders have no ownership interest in and have no right to receive Reference Shares. **The Note Securities are not principal protected and Holders may receive an amount that is less than the Remaining Principal Amount at maturity.**

Example 1: The Final Level is greater than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$86.61
Final Level	$92.20
Lowest level reached	$82.48
Barrier	$69.29
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$4.75
ROC Payment after 12 months	$4.75
Total payments	$109.50

The $100.00 Maturity Redemption Amount is composed of:
- $90.50 of capital
- $9.50 of income

And the $9.50 ROC Payments are a return of capital.

Example 2: The Final Level is less than the Initial Level and the Closing Level never reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$86.61
Final Level	$78.60
Lowest level reached	$76.34
Barrier	$69.29
The Barrier was never breached so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$4.75
ROC Payment after 12 months	$4.75
Total payments	$109.50

The $100.00 Maturity Redemption Amount is composed of:
- $90.50 of capital
- $9.50 of income

And the $9.50 ROC Payments are a return of capital.

Example 3: The Final Level is greater than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$86.61
Final Level	$93.64
Lowest level reached	$65.49
Barrier	$69.29
The Barrier was breached, however the Final Level exceeds the Initial Level, so the Maturity Redemption Amount is:	$100.00
ROC Payment after 6 months	$4.75
ROC Payment after 12 months	$4.75
Total payments	$109.50

The $100.00 Maturity Redemption Amount is composed of:
- $90.50 of capital
- $9.50 of income

And the $9.50 ROC Payments are a return of capital.

Example 4: The Final Level is less than the Initial Level and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period.

Initial Level	$86.61
Final Level	$60.63
Lowest level reached	$60.63
Barrier	$69.29

The Barrier was breached, and the Final Level is less than the Initial Level. There will be a $0.01 reduction of the Maturity Redemption Amount for each 0.01% decrease of the Final Level from the Initial Level. The Maturity Redemption Amount will be:
$100 + $100 x [($60.63 - $86.61) / $86.61] =

	$70.00
ROC Payment after 6 months	$4.75
ROC Payment after 12 months	$4.75
Total payments	$79.50

The $70.00 Maturity Redemption Amount is composed of:
- $70.00 of capital
- $0 of income

And the $9.50 ROC Payments are a return of capital. So, the net impact is a $20.50 loss of capital.

Example 5: The Final Level is equal to $0.

Initial Level	$86.61
Final Level	$0
Lowest level reached	$0
Barrier	$69.29

The Barrier was breached, and the Final Level finished at $0. Since the maximum loss on the Maturity Redemption Amount is $99, the Maturity Redemption Amount will be:

	$1.00
ROC Payment after 6 months	$4.75
ROC Payment after 12 months	$4.75
Total payments	$10.50

The net impact is a loss of capital of $89.50.

Payment of the Maturity Redemption Amount

The Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Valuation Date will be the fifth Business Day prior to the Maturity Date, subject to postponement due to a Market Disruption Event on such date, of up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.**

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by Dominion Bond Rating Service Limited, A by Standard & Poor's Corporation, a division of the McGraw-Hill Companies, and A1 by Moody's Investors Service, Inc. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event (as defined below) exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Shares; and (b) the level of the Reference Shares used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Shares or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

(i) a suspension, absence or material limitation of trading in the Reference Shares for more than two hours or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion;

(ii) a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Shares in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or

(iii) in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Reference Share Adjustments

If one of the events described below occurs prior to the Valuation Date, the Calculation Agent will calculate a corresponding adjustment to the Initial Level or any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for that event. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the Reference Shares, if applicable.

If more than one event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Level or any other variable for the first event, the Calculation Agent will adjust the appropriate variables for the second event, applying the required adjustment cumulatively.

In the event of a subdivision, consolidation or reclassification of the Reference Shares or a distribution or dividend paid on account of the Reference Shares or any other event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares, then the Calculation Agent will determine whether such event has a diluting or concentrative effect on the theoretical value of one Reference Share and, if so, will (i) make the corresponding adjustment(s), if any, to the Initial Level and any other variable relevant to the terms of the Note Securities as the Calculation Agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 days' prior notice furnished in writing by the Bank, in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means, either of, (i) a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice; or an event occurs, or is expected to occur, caused by circumstances beyond the control of the Bank, making it, or operating to making it

illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding, or (ii) an Extraordinary Event. **A "Special Circumstance" does not incorporate changes in the normal course to market parameters such as interest rates and volatility.**

In the event of a Reimbursement Under Special Circumstances in which the Bank determines to make a Reimbursement under Special Circumstances, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date"). In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation or depreciation and the volatility of the Reference Shares, dividends and distributions made in respect of Reference Shares, interest rates and the time remaining to the Valuation Date (the "Actualized NAV"). A Holder of record on such date shall be entitled to receive from the Bank the Actualized NAV of its Note Securities. The Bank will make available to Holders, no later than 4:15 p.m. (Eastern Standard Time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Extraordinary Events

If an Extraordinary Event takes place prior to the Valuation Date, the Bank may decide to proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

An "Extraordinary Event" means the occurrence of any of the following events:

(i) the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving Suncor, or the announcement of any such event;

(ii) the Reference Shares cease (or will cease) to be listed, traded or publicly quoted on the TSX and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system or the announcement of any such event;

(iii) the Reference Shares are subject to a merger, amalgamation, combination, reorganization, takeover bid, exchange bid or similar event that results in a transfer of or an irrevocable commitment to transfer all of the outstanding Reference Shares to another person or entity (other than a merger, amalgamation, combination, reorganization in which Suncor is the continuing entity and which does not result in a reclassification or change of all of such Reference Shares outstanding and other than a conversion of Suncor into an income trust where all of the issued and outstanding Reference Shares are substituted for units of an income fund indirectly operating the business of Suncor); and

(iv) any other extraordinary event that results in a reclassification or change of all the outstanding Reference Shares.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy

shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Note Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Note Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The fees and expenses of the offering will be borne by the Bank out of the proceeds of the offering, including:

Selling Concession Fee: The Bank will pay a selling concession fee equal to *$1.00* per *Note Security* (which represents 1% of the Principal Amount per Note Security) sold under the offering to representatives whose clients purchase Note Securities, including representatives employed by the Agents.

Structuring Fee: A structuring fee of $0.50 (which represents 0.5% of the Principal Amount per Note Security) per Note Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging transactions may affect the value of the Reference Shares".

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred or a Reference Share Adjustment is required, and for making certain other determinations with regard to the Note Securities and the Reference Shares. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Initial Level, the Barrier, the Final Level, the Maturity Redemption Amount and in making certain other determinations with regard to the Reference Shares. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below.

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving sales or purchases of the Reference Shares and/or purchases and/or sales of listed and/or over-the-counter options or futures on the Reference Shares or listed and/or over-the-counter options, futures or exchange-traded funds on the Reference Shares prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

(i) acquire or dispose of securities of Suncor;

(ii) acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares;

(iii) acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

(iv) any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Reference Shares, listed or over-the-counter options or futures on Reference Shares or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Reference Shares or indices designed to track the performance of the Reference Shares or other components of the Canadian equity market.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging transactions may affect the value of the Reference Shares" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

The graphs below illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Reference Shares. **These illustrations are based on three assumptions of volatility in relationship to the Reference Shares' return. The first graph presents the situation where the Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period, while the second graph presents the situation where the Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period. Finally, these illustrations take place six months after the Closing Date and just before the first ROC Payment.**

As a result, the following is not and should not be construed as a forecast or projection of how the Note Securities may trade in any secondary market that may develop. Actual prices will differ, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility.

(i) The Closing Level has not reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (no breach of Barrier)
$110
$105
$100
$95
$90
$85
20%
10%
0%
-10%
-15%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

(ii) The Closing Level has reached, or fallen below, the Barrier on any day during the Reference Period:



NAV after 6-months (breach of Barrier)
$110
$90
$70
$50
20%
10%
0%
-10%
-15%
-20%
-40%
-60%
Index Return
Lower Volatility
Constant Volatility
Higher Volatility

The concept of volatility refers to the relative rate at which the price of a security moves up and down. Volatility is found by calculating the annualized standard deviation of daily returns of an asset. When the daily returns change dramatically over time, the volatility will be high. When the daily returns almost never change over time, the volatility will be low.

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. A structuring fee of $0.50 per Note

Security will be payable by the Bank to National Bank Financial Inc. in connection with the structuring of the offering and a selling concession of $1.00 per Note Security will be payable by the Bank out of its own funds to representatives, including representatives employed by the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur on or about February 15, 2007, but no later than March 15, 2007.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than the structuring fee and its portion of the selling concession fee, if any. Desjardins Securities Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc. in the structuring and pricing of the Note Securities.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Investors are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

The Note Securities are not suitable for all investors

A substantial portion of the principal of the Note Securities is at risk. The Note Securities are riskier than ordinary unsecured debt securities. The Note Securities are a short-term investment, the return on which is linked to the value of the Reference Shares and, since the Maturity Redemption Amount is not determinable prior to the Valuation Date, differ from conventional debt and fixed income investments. Accordingly, the Note Securities are not suitable for all investors and should only be considered by investors who:

(i) are willing to accept the risk that they could lose up to 89.50% of their Principal Amount;

(ii) believe that the price of the Reference Shares will remain stable or will not decrease to reach, or fall below, the Barrier on any day during the Reference Period;

(iii) do not expect to participate through the Note Securities in any appreciation in the price of the Reference Shares during the Reference Period; and

(iv) understand that, since the reimbursement of Principal Amount prior to the payment of the Maturity Redemption Amount is limited to $9.50 (i.e. the two ROC Payments), and the maximum Maturity Redemption Amount will never exceed $100 (i.e. composed of a Remaining Principal Amount of $90.50 and a Variable Return of $9.50), the maximum total amount receivable will be equal to $109.50 per Note Security.

The Note Securities are not principal protected and Holders could lose part of their Principal Amount in the Note Securities

The Note Securities are not principal protected. If the Final Level is less than the Initial Level, and the Closing Level reached, or fell below, the Barrier on any day during the Reference Period, the Maturity Redemption Amount will be $100 minus $0.01 for every 0.01% decrease of the Final Level from the Initial Level. In such case, the Maturity Redemption Amount will be composed of the Remaining Principal Amount, or part thereof remaining after such reduction, and, to the extent that the Maturity Redemption Amount exceeds the Remaining Principal Amount, a Variable Return equal to such excess amount. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate depending on the performance of the Reference Shares. The fluctuations in the Closing Level are unpredictable and will be influenced by factors that are beyond the control of the Bank. In addition, the effect of any one factor may offset any increase in the market value of the Note Securities caused by another factor, and vice versa.

The return on the Note Securities does not reflect the full performance of the Reference Shares and will not exceed the Variable Return

The return on the Note Securities will not reflect the return that could be realized if a Holder actually owned the Reference Shares and held such investment for a similar period, as the Maturity Redemption Amount paid on the Maturity Payment Date will never exceed $100 (composed of a principal payment of $90.50 and a return of up to $9.50), even if the value of the Reference Shares has increased at the Valuation Date relative to the value of the Reference Shares on the Closing Date. The yield to maturity based on the methodology for calculating the Maturity Redemption Amount will not be the same yield as would be produced if the Reference Shares were purchased directly and held for a similar period.

Also, the market value of a Note Security prior to the stated Maturity Date may be lower than the purchase price a Holder paid for its Note Security. Consequently, if a Holder sells its Note Security before the stated Maturity Date, that Holder may receive less than the amount of its investment in the Note Security.

Historical prices of the Reference Shares are not a guarantee of future performance

The trading prices of the Reference Shares will determine, in part, the value of the Note Securities. Historical prices of the Reference Shares should not be taken as an indication of their future appreciation or depreciation. While a table of the historical trading prices of the Reference Shares for the past six years is shown above, those historical trading prices should not be interpreted as an indication of the future performance of the Reference Shares. In fact, it is impossible to predict whether the price of the Reference Shares will increase or decrease. Trading prices of the Reference Shares will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the Reference Shares are traded, and by various circumstances that affect Suncor itself or the Reference Shares.

Holders have no ownership interest in the Reference Shares

An investment in the Note Securities does not constitute an investment in the Reference Shares. A Holder will not be a beneficial owner of the Reference Shares during the term of the Note Securities and therefore will not be entitled to receive any dividends or similar amounts paid on the Reference Shares, nor will the Holders be entitled to any recourse to the Reference Shares to satisfy amounts owing under the Note Securities or to acquire Reference Shares by virtue of their ownership of the Note Securities. The Reference Shares are notional reference shares used to determine the Maturity Redemption Amount.

Moreover, Holders will not be entitled to any voting rights or to other control rights that holders of the Reference Shares may have with respect to Suncor.

Risks relating to the Reference Shares

The Note Securities are subject to the risks of any investment in common shares, including the risk that the general level of share prices may decline. Although the Reference Shares have a trading history, historical performance of the Reference Shares does not indicate the future performance of the Reference Shares and it is impossible to predict whether the value of the Reference Shares will fall or rise during the term of the Note Securities. Trading prices of the Reference Shares will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of the Reference Shares and thus, the return on the Note Securities.

The Bank and/or its affiliates have no affiliation with Suncor and are not responsible for its public disclosure of information

The Bank and/or its affiliates are not affiliated with Suncor in any way and have no ability to control or predict its actions. Suncor is not involved in the offer of the Note Securities in any way and has no obligation to consider any interests as an owner of Note Securities in taking any actions that might affect the value of the Note Securities.

The information about Suncor in this Pricing Supplement is derived from publicly available information, without independent verification. Neither the Bank nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about Suncor contained in this Pricing Supplement. Each Holder, as an investor in the Note Securities, should make its own investigation regarding Suncor.

The Note Securities are not comparable to conventional debt instruments

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities differ from conventional debt and fixed income investments because the Maturity Redemption Amount is not determinable prior to the Valuation Date. Furthermore, no return on the Note Securities, other than the ROC Payments, will be payable prior to the Maturity Payment Date.

The Calculation Agent can postpone the determination of the Final Level if a Market Disruption Event occurs on the Valuation Date or is existing on such date

The determination of the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Level on the first Business Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Reference Shares that would have prevailed in the absence of the Market Disruption Event.

There is limited antidilution protection

The Calculation Agent may adjust the Initial Level or any other variable (or combination thereof) for stock splits, reverse stock splits, stock dividends, extraordinary dividends and corporate events that affect the capital structure of Suncor. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Shares. If an event occurs that does not require the Calculation Agent to adjust the amount of the Reference Shares, the market price of the Note Securities may be materially and adversely affected.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders is incumbent upon the Bank, the likelihood that Holders will receive the Maturity Redemption Amount will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

The Note Securities could be redeemed prior to the Maturity Date under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the Holder will not be able to participate fully in the appreciation of the Reference Shares that might have occurred up to the Valuation Date.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Shares

Holders should be willing to hold their Note Securities to maturity. The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when a Holder decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive.

While the Maturity Redemption Amount is based on the full principal amount of the Note Securities, the original subscription price factors in the selling concession fee and structuring fee described under "Fees and Expenses" and the Bank's cost of hedging its obligations under the Note Securities. As a result, assuming no change in market conditions and any other relevant factors highlighted herein that may affect the price on the secondary market, the price on the secondary market will likely be lower than the original issue price to exclude such costs.

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including timing of ROC Payments; volatility and liquidity of the Reference Shares; supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Shares; and the market price of the Reference Shares or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor. Holders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Shares that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests that the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the market price of the Reference Shares, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with Suncor, including making loans or providing advisory services to such entity. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to Suncor. This research is modified from time to time without notice and may express opinions or provide recommendations that are

inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Reference Shares and, therefore, the market value of the Note Securities.

Hedging transactions may affect the value of the Reference Shares

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling the Reference Shares, futures or options on the Reference Shares, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling the Reference Shares, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Reference Shares, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Reference Shares and other investments relating to the Reference Shares on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could decrease the market price of the Reference Shares and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Shares. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The tax characterization of the Note Securities is subject to various interpretations

For further information, Holders should refer to "Certain Canadian Federal Tax Considerations" below and should read it carefully. **Holders should consult their tax advisor about their own tax situation.**

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to an individual (other than a trust) who is an initial purchaser of the Note Securities offered pursuant to this pricing supplement, who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder"). This summary does not apply to a Holder that is a corporation, partnership or trust and any such Holders should consult their own tax advisors.

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act, or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the CRA. Except for such proposals, this summary does not take into account or

anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

ROC Payments

Any ROC Payment received in respect of the Note Securities will reduce the Principal Amount and the Noteholder's adjusted cost base of the Note Securities but will not be included in the Noteholder's income when received.

Payment at Maturity or on Special Reimbursement Date

The amount of the excess, if any, of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Remaining Principal Amount of a Note Security that is payable to a Noteholder will be included in the Noteholder's income in the taxation year in which the payment of such amount is made to the Noteholder assuming that such payment is made on or before the day that is one year after the day immediately preceding the Closing Date (the "Anniversary Date"). If the payment for the Maturity Redemption Amount or the Actualized NAV, as the case may be, occurs after the Anniversary Date, the Noteholder would be required to include in computing the Noteholder's income, the amount that accrued or that is deemed by the Act to have accrued to the Noteholder to the end of the Anniversary Date (to the extent that such amount was not otherwise included in computing the Noteholder's income for the year or any preceding taxation year). If an amount was included in income as an amount accrued to the Anniversary Date and, on the subsequent disposition of the Note Security, the Noteholder does not receive all or part of such amount that was required to be accrued as interest, the Noteholder may deduct in computing the Noteholder's income for the particular year in which the Note Security is disposed of, the amount by which the amount included in computing the Noteholder's income as interest for the year or a preceding year exceeds the interest which has been received or became receivable in the year or a preceding taxation year in respect of the Note Security. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security. The income tax considerations associated with the realization of a capital loss are described below.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. If the Note Security is held on capital account by a Noteholder, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest or other amount of an income nature and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. Pursuant to the terms of the Act, where an amount received can reasonably be regarded as being in part interest or other amount of an income nature and in part an amount of a capital nature, the part of the amount that can reasonably be regarded as interest or as an amount of an income nature shall be included in the income of the Noteholder for the taxation year in which the amount was received or came due. **Noteholders who dispose of a Note Security prior to the Maturity Date should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

Capital gains realized by an individual and certain trusts, may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Agents by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 6 dated January 15, 2007, relating to the qualification for distribution of up to $25,000,000 of 9.5% Reverse Convertible 12-month Note Securities, series 1 linked to the common shares of Suncor Energy Inc. (250,000 non principal protected note securities) due 2008, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

January 15, 2007

CERTIFICATE OF THE AGENTS

Dated: January 15, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	DESJARDINS SECURITIES INC.
By: *(Signed)* Isabelle Limoges	By: *(Signed)* Yves Lorange

This Pricing Supplement together with the short form base shelf prospectus dated April 5, 2006, to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated by reference in the Prospectus constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar regulatory authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America to or for the account or benefit of U.S. persons.

Pricing Supplement No. 3 dated January 15, 2007
(to the short form base shelf prospectus dated April 5, 2006)


Investments


NATIONAL BANK OF CANADA

Harbour Foreign Equity EARNS™ (Enhanced Accelerated Return Note Securities), series 1
(non principal protected notes with an accelerated positive return at maturity, if any)

Maximum CAD$100,000,000 (1,000,000 Note Securities)

This Pricing Supplement qualifies the distribution of a maximum of $100,000,000 of Harbour Foreign Equity EARNS™, series 1 of National Bank of Canada (the "Bank") maturing eight years following the closing date, being on or about March 9, 2015, which are non principal protected notes with an accelerated positive return at maturity, if any (the "Note Securities"). The Note Securities will not pay any interest prior to maturity. The return on the Note Securities at maturity will vary depending on the performance of a notional portfolio (the "Reference Portfolio") of Class F shares of the Harbour Foreign Equity Corporate Class, a global equity mutual fund (the "Reference Fund") managed by CI Investments Inc. (the "Reference Fund Manager"). **The Note Securities are not principal protected whereby the Holder may receive less than the principal amount at maturity.**

The objectives of the Note Securities are:

(i) to provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio at maturity and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio at maturity.

The investment objective of the Reference Fund is to seek long-term capital growth consistent with the preservation of capital. The Reference Fund invests primarily in equity and equity-related securities of large and mid-capitalization companies around the world that the Reference Fund Manager believes have good potential for future growth and are attractively priced. The Reference Fund will make investments chiefly in leading industrialized nations and may, from time to time, invest in emerging markets.

PRICE: $100 per non principal-protected Note Security

Minimum Subscription: $5,000 (50 Note Securities)

	Price to the Public	Selling Concession Fee[1]	Net Proceeds to the Bank
Per Note Security................................	$100.00	$5.00	$95.00
Total[2]..	$100,000,000	$5,000,000	$95,000,000

(1) This selling concession fee is payable to representatives, including representatives employed by the Agents whose clients purchase Note Securities. The selling concession fee is indirectly assumed by the Holders and reflected by an initial Benchmark Portfolio NAV of $95.00 per Note Security.

(2) Reflects the maximum offering size. There is no minimum offering size.

The return on the Note Securities at maturity will be calculated based on an Initial NAV of $95.00 per Note Security. At maturity, holders of Note Securities ("Holders") will be entitled to receive payment of an amount per Note Security equal to the product of (A) $95.00 and (B) the Variable Return plus 1. The Variable Return will be equal to 150% of the Reference Portfolio Return if such return as of the Valuation Date is positive and 100% of the Reference Portfolio Return if such return as of the Valuation Date is nil or negative. The Reference Portfolio Return will be equal to (i) the quotient of Reference Portfolio Level on the Valuation Date ("Final Portfolio Level") over the Reference Portfolio Level on the Closing Date ("Initial Portfolio Level"), (ii) minus 1. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security. Certain fees and expenses are associated with an investment in the Note Securities and included in the calculation of the Reference Portfolio Return. See "Fees and Expenses".

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined in this Pricing Supplement). See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Reference Portfolio Level (as defined in this Pricing Supplement) and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Initial NAV of the Note Securities at maturity only to the extent that the Final Portfolio Level is greater than the Initial Portfolio Level. There can be no assurance that the Note Securities or the Reference Portfolio will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Portfolio. Prospective purchases should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. Holders wishing to sell their Note Securities prior to maturity may receive a price at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities where maturing on such day. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Portfolio Level".

National Bank Financial Inc. and CIBC World Markets Inc. (collectively, the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in the Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and Stikeman Elliott LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1551. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about March 7, 2007, but no later than March 30, 2007. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – *Depository*" in the Prospectus.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** See "Plan of Distribution".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada).

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this Pricing Supplement, the following documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006; and

(iv) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, you should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to Holders. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

All information included in this Pricing Supplement relating to the Reference Fund have been taken from publicly-available information of the Reference Fund filed on behalf of the Reference Fund on www.sedar.com, including the most recent simplified prospectus and annual information form relating to such Reference Fund. Moreover, certain information contained in this Pricing Supplement relating to publicly traded securities and the issuers of those securities is taken from and based solely upon information published by those issuers. Neither the Bank nor the Agents have independently verified the accuracy or completeness of any such information or assume any responsibility for the completeness or accuracy of such information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war on terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See "Risk Factors". The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUITABILITY FOR INVESTMENT

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Reference Portfolio Level and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Initial NAV of the Note Securities at maturity only to the extent that the Final Portfolio Level is greater than the Initial Portfolio Level. There can be no assurance that the Note Securities or the Reference Portfolio will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Portfolio. Prospective purchases should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer: National Bank of Canada.

Principal Amount: $100 per Note Security.

Issue Size: Maximum $100,000,000 (1,000,000 Note Securities).

Minimum Subscription: $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Objectives of the Note Securities:

(i) To provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) To provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date.

Reference Portfolio: The Reference Portfolio is a notional portfolio of Class F shares of Harbour Foreign Equity Corporate Class, a global equity mutual fund managed by the Reference Fund Manager, CI Investments Inc. The concept of "notional portfolio" means that the portfolio is a fictional portfolio, with no actual investment in the Reference Shares, used solely as a reference to calculate the amount payable on the Note Securities at maturity. Although the Reference Portfolio will be comprised of Class F shares of the Reference Fund, the Reference Price used to calculate the Reference Fund Return will be the net asset value of the Class F shares, adjusted to remove the management fees and administration fee otherwise charged by the Reference Fund on such Class F shares. As a result, the Reference Portfolio will be comprised of Class F shares with no management fees or administration fee and there will be no duplication of the fees and expenses contained in the management expense ratio of the Reference Fund for the Reference Units and the fees and expenses payable on the Note Securities.

Reference Fund: The Reference Fund is a global equity mutual fund. The investment objective of the Reference Fund is to seek long-term capital growth consistent with the preservation of capital. The Reference Fund invests primarily in equity and equity-related securities of large and mid-capitalization companies around the world that the Reference Fund Manager believes have good potential for future growth and are attractively priced. The Reference Fund will make investments chiefly in leading industrialized nations and may, from time to time, invest in emerging markets.

The Reference Fund is part of CI Corporate Class Limited, a mutual fund corporation formed under the laws of Ontario.

Investment Strategies

The Reference Fund Manager may use techniques such as fundamental analysis to assess growth potential. This means evaluating the financial condition and management of each company, its industry and the overall economy. As part of this evaluation, the Reference Fund Manager:

- analyses financial data and other information sources
- assesses the quality of management
- conducts company interviews, where possible.

When deciding to buy or sell an investment, the Reference Fund Manager also considers whether the investment is a good value relative to its current price.

The Reference Fund Manager may also choose to:

- use warrants and derivatives such as options, futures, forward contracts and swaps to:
  - hedge against losses from changes in the prices of the Reference Fund's investments and from exposure to foreign currencies
  - gain exposure to individual securities and markets instead of buying the securities directly.

  The Reference Fund will only use derivatives as permitted by securities regulations.
- enter into securities lending transactions, repurchase transactions and reverse repurchase transactions, to the extent permitted by the securities regulations, to earn additional income for the Reference Fund.
- temporarily hold cash or cash-equivalent securities for strategic reasons.

The Reference Fund may from time to time invest a portion of its assets in securities of other mutual funds.

The Reference Fund also may engage in short selling. In determining whether securities of a particular issuer should be sold short, the Reference Fund Manager uses the same analysis that is described above for deciding whether to purchase the securities. The Reference Fund will engage in short selling as a complement to the Reference Fund's current primary discipline of buying securities with the expectation that they will appreciate in market value. The Reference Fund is permitted to engage in short selling as a result of special relief it obtained from the Canadian securities regulators.

The following securities represent the Reference Fund's top 10 holdings in terms of weighting as at December 31, 2006:

Holding	Weighting
Nestle SA	5.44%
Royal Bank Scotland	5.20%
Citigroup	4.27%
Diageo PLC	4.16%
Rio Tinto	4.04%
Vinci S.A.	3.55%
BHP Billiton Limited	3.39%
Air Liquide(L)	3.14%
Scheineder Corp.	3.14%
Holcim Ltd	2.85%

The following tables set out the compound annual returns of the Reference Fund over the time periods indicated. **This information is not, and should not be construed as, indicative of the future performance of the Reference Portfolio. The performance of the Reference Portfolio will NOT match the performance of the Reference Fund because of the application of certain fees and expenses described under "Fees and Expenses".**

Performance of the Reference Shares as at December 31, 2006 [1][2]

	YTD	1 mth	3 mth	6 mth	1 yr	2 yr	3 yr	4yr	Since Inception of Class F Shares (31/05/2002)
Return (%)	17.8%	2.9%	12.2%	13.0%	17.8%	11.0%	9.3%	8.3%	5.6%

(1) Source: CI Investments Inc.
(2) The returns are the historical annual compounded total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.

Investors who want more information about the Reference Fund may consult the Reference Fund's public information filed on www.sedar.com or available at www.ci.com. This information is not incorporated by reference in this Pricing Supplement and has not been independently verified by the Bank or the Agents. See "Public Information".

The Reference Fund may be changed upon certain extraordinary events. See "Reference Portfolio – Fund Reallocation Event".

Reference Fund Manager: The Reference Fund Manager, CI Investments Inc., is controlled by CI Financial Income Fund, a Canadian-owned wealth management firm with approximately $81.6 billion in fee-earning assets as of December 31, 2006. CI Financial Income Fund is listed on the Toronto Stock Exchange under the symbol "CIX.UN". CI Financial Income Fund offers a broad range of investment products and services, including an industry-leading selection of investment funds.

The individuals who are expected to be primarily responsible for managing the assets of the Reference Fund are Messrs. Gerald Coleman and Stephen Jenkins. The following is a brief biography of such individuals.

Gerald Coleman, Senior Portfolio Manager and head of the Harbour Funds portfolio management team at CI Investments Inc., joined CI in 1997 to establish the Harbour Funds. Mr. Coleman's expertise is the result of more than 35 years of experience in Canadian financial markets. Mr. Coleman began his career in finance with Montreal Trust where he managed investment portfolios for estate, trust, personal and pension portfolios. In 1978, Mr. Coleman moved to United Financial Management to concentrate exclusively on mutual funds. In 1992, he moved to Mackenzie Financial Corporation to assist in the creation of the Ivy Funds.

Stephen Jenkins, CFA, Portfolio Manager, began his career in 1990 as an Investment Analyst with Royal Insurance where his duties included comprehensive research and analysis of securities as well as stock trading and portfolio management. In March 1996, Mr. Jenkins began working with Gerald Coleman on the Ivy Funds at Mackenzie Financial as a Senior Investment Analyst & Portfolio Manager, with responsibility for investment research, security analysis and the management of client portfolios.

In August 1997, Mr. Jenkins accompanied Mr. Coleman to CI Investments to assist in the creation and portfolio management of Harbour Fund and Harbour Growth & Income Fund.

Closing Date: On or about March 7, 2007, but no later than March 30, 2007.

Maturity Date:	The date falling on the eighth anniversary date of the closing of the offering (provided that if such date is not a Business Day, it will be postponed until the immediately following Business Day). Based on a closing on March 7, 2007, the Maturity Date will be March 9, 2015.
Maturity Redemption Amount:	Holders of record on the Valuation Date will be entitled to receive on the Maturity Payment Date payment of an amount per Note Security equal to the product of (A) the Initial NAV (being $95.00 per Note Security) and (B) the Variable Return plus 1, subject to a minimum of $1.00. The Variable Return will be equal to 150% of the Reference Portfolio Return if such return as of the Valuation Date is positive and 100% of the Reference Portfolio Return if such return as of the Valuation Date is nil or negative. The Reference Portfolio Return is a number (which may be positive or negative), expressed as a percentage, equal to: (Final Portfolio Level / Initial Portfolio Level) – 1 where the Initial Portfolio Level is equal to the Reference Portfolio Level on the Closing Date, and where the Final Portfolio Level is equal to the Reference Portfolio Level on the Valuation Date. See "Description of the Note Securities – Reference Portfolio Level" for a description of the calculation of the Reference Portfolio Level.
No Return until Maturity:	No interest or any other amount will be paid during the term of the Note Securities.
Use of Proceeds:	The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging Transactions may affect the Reference Portfolio".
Calculation Agent:	The Bank.
Agents:	National Bank Financial Inc. and CIBC World Markets Inc.
Listing and Secondary Market:	The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. In the event this occurs, the Bank will endeavor to find another market maker. If the Bank is unable to find a new market maker, the Bank will agree to purchase for cancellation Note Securities tendered for sale through FundSERV at the Net Bid Price (as defined in the Prospectus) it will quote on FundSERV. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Notes facilitated by National Bank Financial Inc. or any successor market maker will be subject to an early trading charge, deductible from the sales proceeds of the Note Securities, of up to 5.00% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

IF SOLD	EARLY TRADING CHARGE PER NOTE SECURITY
From days 0 to 179 following the Closing Date	$5.00
From days 180 to 365 following the Closing Date	$3.75
From days 366 to 545 following the Closing Date	$2.50
From days 546 to 730 following the Closing Date	$1.25
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market in FundSERV maintained by National Bank Financial Inc. will not be subject to such early trading charge. Note Securities may in certain circumstances be transferable through CDS and not FundSERV. This will be the case in particular for Note Securities held by clients of the same brokerage firm.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". See "Secondary Market for the Note Securities" and "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level".

Holders should consult their advisor on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until the Maturity Date. Holders should also consult their tax advisor as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

Reimbursement Under Special Circumstances: The Bank may redeem all of the Note Securities upon the occurrence of a Special Circumstance. See "Description of the Note Securities – Reimbursement under Special Circumstances and Payment".

Certain Canadian Federal Income Tax Considerations: The amount by which the Maturity Redemption Amount exceeds the Principal Amount of a Note Security on the Valuation Date or on a redemption of a Note Security by or on behalf of the Bank at another date, as the case may be, if any, will be required to be included in the Holder's income in the taxation year in which the Valuation Date occurs or on the date of redemption of a Note Security by or on behalf of the Bank, as the case may be. If the Maturity Redemption Amount is less than the Principal Amount, the Holder will realize a capital loss on the redemption of the Note Securities. A Holder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Holder. **Holders who dispose of a Note Security,**

particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations".

Eligibility for Investment: Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date of this Pricing Supplement, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada) is an employer).

Purchasers who wish to purchase Note Securities through FundSERV for registered accounts such as registered retirement savings plans will need to have their own self-directed registered accounts. See "FundSERV" in the Prospectus.

Rank: The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Credit Rating: The Note Securities have not been rated by any rating agencies. The long-term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by Standard & Poor's and A1 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long-term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Risk Factors: Prospective investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities.

Risk factors related to the offering of Note Securities include:

- The Note Securities are not suitable for all investors
- The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities
- The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank
- The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime
- Holders have no ownership interest in the securities in which the Reference Fund invests
- The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances
- There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level
- Conflicts of interest may affect the Calculation Agent
- Hedging transactions may affect the Reference Portfolio

- The Calculation Agent can postpone the determination of the Final Portfolio Level or the Maturity Date if a Market Disruption Event occurs on the Valuation Date

Risk factors related to the Reference Fund include:

- Reliance on the Reference Fund Manager
- Potential modification of the Reference Fund
- The Bank and its affiliates have no affiliation with the Reference Fund Manager and are not responsible for its public disclosure of information
- Equity risk
- Currency risk
- Foreign investment risk
- Liquidity risk
- Derivatives risk
- Securities lending risk
- Short selling risk
- Large redemption risk
- Interest rate risk
- Class risk

Book-Entry Registration:

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through the book-entry system of CDS.

FundSERV:

Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1551. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or the return of such funds if subscriptions are rejected or not fully allotted. See "FundSERV" in the Prospectus for a description of the mechanics and restrictions involved in the use of FundSERV for the purchase and sale of Note Securities.

Timely Information on the Note Securities:

The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities and the Reference Portfolio, including:

- The daily Reference Portfolio Level;
- The daily net asset value of the Note Securities;
- A yearly statement showing the total fees charged against the Reference Portfolio Level; and
- Any Fund Reallocation.

SUMMARY OF FEES AND EXPENSES

The following fees and expenses will be relevant in the context of the issuance of the Note Securities.

Selling Concession Fee:	The Bank will pay to representatives, including representatives employed by the Agents whose clients purchase Note Securities a selling concession fee equal to 5.00% of the Principal Amount of each Note Security sold. This fee will be paid out of the gross proceeds of the offering, and will be borne indirectly by the Holders since the Initial NAV for the Note Securities will be set at $95.00 per Note Security.
Management Fee:	The Reference Portfolio Return will be reduced by 0.75% per annum (plus the equivalent of applicable taxes thereon if such fee had been charged by the Reference Fund Manager) in payment of a management fee to the Bank, accrued daily and charged monthly in arrears (the "Management Fee"). The Bank will use this fee to pay management fees to the Reference Fund Manager in respect of units of the Reference Fund that may be purchased by the Bank in connection with its hedging activities.
Accelerator Cost:	The Reference Portfolio Return will be reduced by 2.24% per annum in payment of an accelerator amount to the Bank in connection with the forward and option investment strategy described under "Objectives of the Note Securities", accrued daily and charged monthly in arrears (the "Accelerator Cost"). **The Accelerator Cost includes the Trailer Fee described below.**
Trailer Fee (included in the Accelerator Cost):	A trailer fee of 0.25% per annum of the Principal Amount of Note Securities outstanding will be payable by the Bank out of its own funds to all dealers and advisors whose clients hold Note Securities, including applicable taxes, if any (the "Trailer Fee"). The Trailer Fee will accrue daily and be paid monthly in arrears.
Expenses of the offering:	The expenses of the offering (other than the selling concession fee) will be borne by the Bank.

The Management Fee and the Accelerator Cost will be charged by reducing the Number of Reference Shares, therefore ultimately reducing the Reference Portfolio Return.

The Bank will not charge any other fee or seek reimbursement of any other expense in respect of the Note Securities.

The Bank may pay to National Bank Financial Inc. out of its own funds a structuring fee of up to $1.25 per Note Security over the term of the Note Securities. The Bank will pay to CIBC World Markets Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first two years of their issuance will be subject to an early trading charge of up to $5.00 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge. The Net Bid Price quoted in the secondary market will be gross of any applicable early trading charge, and as such, it is expected that the Net Bid Price immediately following closing of the offering will be $100.00 per Note Security.

DEFINITIONS

In addition to the terms defined in the Prospectus, unless the context otherwise requires, terms not otherwise defined in this Pricing Supplement will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Accelerator Cost**" has the meaning ascribed thereto under "Fees and Expenses".

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and CIBC World Markets Inc.

"**Bank**" means National Bank of Canada.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day. Moreover, if a day which is referred to in the calculation of the Reference Portfolio Level is not a Business Day, then the calculation will be made using the immediately preceding Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depositary Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being on or about March 7, 2007 or such other date agreed to between the Bank and the Agents, but no later than March 30, 2007.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Final Portfolio Level**" means the Reference Portfolio Level at the close of business on the Valuation Date.

"**FundSERV**" means the facility maintained and operated by FundSERV Inc. for electronic communication with participating companies, including the receiving of orders, order match, contracting, registrations, settlement of orders, transmission of confirmation of purchases, and the redemption of investments or instruments.

"**Fund Business Day**" means any day on which it is possible to execute subscription and redemption orders with respect to the Reference Shares.

"**Fund Extraordinary Event**" has the meaning ascribed thereto under "Reference Portfolio – Fund Reallocation Event".

"**Fund Reallocation**" has the meaning ascribed thereto under "Reference Portfolio – Fund Reallocation Event".

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Initial NAV**" means $95.00 per Note Security.

"**Initial Portfolio Level**" means 1,000.

"**Management Fee**" has the meaning ascribed thereto under "Fees and Expenses".

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the eighth anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the immediately following Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, an amount per Note Security equal to \$95.00 x (Variable Return + 1), subject to a minimum of \$1.00.

"**Moody's**" means Moody's Investors Service, Inc.

"**Net Bid Price**" means the "net asset value" price posted on FundSERV as described under "FundSERV – Sale of Notes through FundSERV" in the Prospectus.

"**Number of Reference Shares**" means, on any day, the number (whole or decimal) of Reference Shares notionally comprising the Reference Portfolio. On the Closing Date, the Number of Reference Shares will be calculated by dividing on the Closing Date (i) 1,000, by (ii) the Reference Share Price on that day. Thereafter, the Number of Reference Shares will be adjusted to reflect the Management Fee, the Accelerator Cost and the re-investment of ordinary dividends and income distributions paid on the Reference Shares. The re-investment of ordinary dividends and income distributions paid on the Reference Shares will be made as of the applicable dividend or distribution date and will increase the number of shares by adjusting the number of shares proportionally to the amount of the ordinary dividend or distribution relative to the post-distribution closing price on the dividend or distribution date. The Management Fee and the Accelerator Cost will accrue daily and will be charged monthly on the last Business Day of each month (and on the Valuation Date for any accrued fees at that time) and will reduce the Number of Reference Shares by a percentage equal to the accretion of these fees.

"**Principal Amount**" means \$100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Reallocation Event**" has the meaning ascribed thereto under "Reference Portfolio – Fund Reallocation Event".

"**Reference Fund**" means the Harbour Foreign Equity Corporate Class, or any successor thereof following a Reallocation Event.

"**Reference Fund Manager**" means CI Investments Inc., or any successor thereof.

"**Reference Portfolio**" means the notional portfolio of Class F shares of the Reference Fund described under "The Reference Portfolio".

"**Reference Portfolio Level**" means on any day, a number (rounded to three decimal places) equal to the product of (i) the Number of Reference Shares and (ii) the Reference Share Price on that day.

"**Reference Portfolio Return**" means a number (which may be positive or negative), expressed as a percentage, equal to: (Final Portfolio Level / Initial Portfolio Level) – 1.

"**Reference Shares**" means Class F shares of the Reference Fund, or any successor security of a successor fund following a Reallocation Event.

"**Reference Share Price**" means the per share net asset value of the Reference Shares communicated by the Reference Fund Manager on any Fund Business Day, adjusted to remove the applicable management fees and administration fee relating to such shares.

"**Reimbursement Under Special Circumstances**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Circumstance**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Reimbursement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

"**Trailer Fee**" has the meaning ascribed thereto under "Fees and Expenses".

"**Valuation Date**" means the fifth Business Day immediately preceding the Maturity Date, subject to the occurrence of a Market Disruption Event.

"**Variable Return**" means, if the Reference Portfolio Return is positive, an amount equal to the product of 150% and the Reference Portfolio Return, OR, if the Reference Portfolio Return is negative or nil, an amount equal to the product of 100% and the Reference Portfolio Return.

"**$**" means Canadian dollars, unless otherwise mentioned.

OBJECTIVES OF THE NOTE SECURITIES

The objectives of the Note Securities are:

(i) to provide a return based on the long-term capital appreciation of the Reference Portfolio; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Portfolio at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Portfolio at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date.

REFERENCE PORTFOLIO

General

The Reference Portfolio is a notional portfolio of Class F shares of Harbour Foreign Equity Corporate Class (the "Reference Fund"), a global equity mutual fund managed by CI Investments Inc. (the "Reference Fund Manager"). Although the Reference Portfolio will be comprised of Class F shares of the Reference Fund, the Reference Price used to calculate the Reference Fund Return will be the net asset value of the Class F shares, adjusted to remove the management fees and administration fee otherwise charged by the Reference Fund on such Class F shares. As a result, the Reference Portfolio will be comprised of Class F shares with no management fee or administration fee. The concept of "notional portfolio" means that the portfolio is a fictional portfolio, with no actual investment in the Reference Shares, used solely as a reference to calculate the amount payable on the Note Securities at maturity.

Reference Fund Manager

CI Investments Inc. is the Reference Fund Manager. The Reference Fund Manager is controlled by CI Financial Income Fund, a Canadian-owned wealth management firm with approximately $81.6 billion in fee-earning assets as of December 31, 2006. CI Financial Income Fund is listed on the Toronto Stock Exchange under the symbol "CIX.UN". CI Financial Income Fund offers a broad range of investment products and services, including an industry-leading selection of investment funds.

Reference Fund

The Reference Fund is a global equity mutual fund. The investment objective of the Reference Fund is to seek long-term capital growth consistent with the preservation of capital. The Reference Fund invests primarily in equity and equity-related securities of large and mid-capitalization companies around the world that the Reference Fund Manager believes have good potential for future growth and are attractively priced. The Reference Fund will make investments chiefly in leading industrialized nations and may, from time to time, invest in emerging markets.

The Reference Fund is part of CI Corporate Class Limited, a mutual fund corporation formed under the laws of Ontario.

Investment Strategies

The Reference Fund Manager may use techniques such as fundamental analysis to assess growth potential. This means evaluating the financial condition and management of each company, its industry and the overall economy. As part of this evaluation, the Reference Fund Manager:

- analyses financial data and other information sources
- assesses the quality of management
- conducts company interviews, where possible.

When deciding to buy or sell an investment, the Reference Fund Manager also considers whether the investment is a good value relative to its current price.

The Reference Fund Manager may also choose to:

- use warrants and derivatives such as options, futures, forward contracts and swaps to:
  - hedge against losses from changes in the prices of the Reference Fund's investments and from exposure to foreign currencies
  - gain exposure to individual securities and markets instead of buying the securities directly.

  The Reference Fund will only use derivatives as permitted by securities regulations.
- enter into securities lending transactions, repurchase transactions and reverse repurchase transactions, to the extent permitted by the securities regulations, to earn additional income for the Reference Fund.
- temporarily hold cash or cash-equivalent securities for strategic reasons.

The Reference Fund may from time to time invest a portion of its assets in securities of other mutual funds.

The Reference Fund also may engage in short selling. In determining whether securities of a particular issuer should be sold short, the Reference Fund Manager uses the same analysis that is described above for deciding whether to purchase the securities. The Reference Fund will engage in short selling as a complement to the Reference Fund's current primary discipline of buying securities with the expectation that they will appreciate in market value. The Reference Fund is permitted to engage in short selling as a result of special relief it obtained from the Canadian securities regulators.

The following securities represent the Reference Fund's top 10 holdings in terms of weighting as at December 31, 2006:

Holding	Weighting
Nestle SA	5.44%
Royal Bank Scotland	5.20%
Citigroup	4.27%
Diageo PLC	4.16%
Rio Tinto	4.04%
Vinci S.A.	3.55%
BHP Billiton Limited	3.39%
Air Liquide(L)	3.14%
Scheineder Corp.	3.14%
Holcim Ltd	2.85%

The following tables set out the compound annual returns of the Reference Fund over the time periods indicated. **This information is not, and should not be construed as, indicative of the future performance of the Reference Portfolio. The performance of the Reference Portfolio will NOT match the performance of the Reference Fund because of the application of certain fees and expenses described under "Fees and Expenses".**

Performance of the Reference Shares as at December 31, 2006 (1)(2)

	YTD	1 mth	3 mth	6 mth	1 yr	2 yr	3 yr	4yr	Since Inception of Class F Shares (31/05/2002)
Return (%)	17.8%	2.9%	12.2%	13.0%	17.8%	11.0%	9.3%	8.3%	5.6%

(1) Source: CI Investments Inc.

(2) The returns are the historical annual compounded total returns, including reinvestment of all dividends, and net of management fees, operating expenses and other charges.

Investors who want more information about the Reference Fund may consult the Reference Fund's public information filed on www.sedar.com or available at www.ci.com. This information is not incorporated by reference in this Pricing Supplement and has not been independently verified by the Bank or the Agents. See "Public Information".

The Reference Fund may be changed upon certain extraordinary events. See "Reference Portfolio – Fund Reallocation Event".

The individuals who are expected to be primarily responsible for managing the assets of the Reference Fund are Messrs. Gerald Coleman and Stephen Jenkins. The following is a brief biography of such individuals.

Gerald Coleman, Senior Portfolio Manager and head of the Harbour Funds portfolio management team at CI Investments Inc., joined CI in 1997 to establish the Harbour Funds. Mr. Coleman's expertise is the result of more than 35 years of experience in Canadian financial markets. Mr. Coleman began his career in finance with Montreal Trust where he managed investment portfolios for estate, trust, personal and pension portfolios. In 1978, Mr. Coleman moved to United Financial Management to concentrate exclusively on mutual funds. In 1992, he moved to Mackenzie Financial Corporation to assist in the creation of the Ivy Funds.

Stephen Jenkins, CFA, Portfolio Manager, began his career in 1990 as an Investment Analyst with Royal Insurance where his duties included comprehensive research and analysis of securities as well as stock trading and portfolio management. In March 1996, Mr. Jenkins began working with Gerald Coleman on the Ivy Funds at Mackenzie Financial as a Senior Investment Analyst & Portfolio Manager, with responsibility for investment research, security analysis and the management of client portfolios.

In August 1997, Mr. Jenkins accompanied Mr. Coleman to CI Investments to assist in the creation and portfolio management of Harbour Fund and Harbour Growth & Income Fund.

Distributions and Dividends

Any income distributions and ordinary dividends paid on the Reference Shares will accrue to the Reference Portfolio and will be reinvested in the notional purchase of additional Reference Shares.

Fund Reallocation Event

Following the occurrence of a Fund Extraordinary Event, the Bank may substitute another mutual fund for the Reference Fund as provided below. To do this, the Bank will notionally redeem the Reference Shares and reallocate the notional proceeds to the notional subscription of units or shares of one or more Canadian mutual funds managed by the Reference Fund Manager having similar investment objectives and strategies in order to replace the Reference Fund as a result of the occurrence of a Fund Extraordinary Event (a "Fund Reallocation"). If the Bank determines, in its discretion, that there is no such replacement fund managed by the Reference Fund Manager that is suitable, the Bank may then select a Canadian mutual fund managed by another fund manager or proceed with a Reimbursement Under Special Circumstances. See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

As determined by the Bank, the occurrence of any of the following events is a "Fund Extraordinary Event":

(i) the winding-up, dissolution or liquidation of the Reference Fund or other cessation of trading of any shares of the Reference Fund;

(ii) the Reference Fund Manager or any affiliate of the Reference Fund Manager ceases to act as the manager of the Reference Fund;

(iii) the investment objective, investment restrictions or investment policies of the Reference Fund or shares of the Reference Fund are modified (except where such modification is of a formal, minor or technical nature);

(iv) a material modification (other than any modifications referred to in (iii) above) of the terms and conditions relating to any shares of the Reference Fund (including but not limited to a material modification of the constating documents of the Reference Fund) or the occurrence of any event or change having a material adverse affect on any shares of the Reference Fund (including, but not limited to, the interruption, breakdown or suspension for a significant period of time of the calculation or publication of the net asset value per unit or share);

(v) the non-execution or partial-execution by the Reference Fund of a subscription or redemption order given by an investor in any shares of the Reference Fund or a refusal to transfer any shares of the Reference Fund to an eligible transferee except where such non-execution, partial execution or refusal is the result of circumstances beyond the control of the Reference Fund;

(vi) any mandatory redemption or other reduction (actual or potential as determined by the Calculation Agent in its sole discretion) in the number of shares of the Reference Fund held by any holder of such units or shares for any reason beyond the control of such holder;

(vii) any failure by the Reference Fund Manager to calculate or publish the daily official net asset value per share of the Reference Fund within five Business Days after the relevant valuation date except as provided in the case of a suspension of determination of the net asset value per unit or share in accordance with the provisions set out in the constating documents of the Reference Fund;

(viii) the Reference Fund imposes in whole or part any restriction, charge or fee in respect of a redemption or subscription of any shares of the Reference Fund by any holder thereof (other than any fee applicable to a holder of shares of the Reference Fund as at the Closing Date);

(ix) any relevant activities of or in relation to the Reference Fund or the Reference Fund Manager are or become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any present or future law, regulation, judgment, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof;

(x) a relevant authorisation or licence is revoked or is under review by a competent authority in respect of the Reference Fund or the Reference Fund Manager;

(xi) any change in or in the official interpretation or administration of any laws or regulation relating to taxation that has or is likely to have a material adverse effect on any unitholder of the Reference Fund or in respect of any hedge established in connection with the offering of the Note Securities;

(xii) the Bank is unable to effectively acquire, establish, re-establish, substitute, maintain or unwind any hedge transaction in connection with the offering of the Note Securities or to realize, recover or remit the proceeds of any such hedging transaction;

(xiii) an increase in the cost of acquiring, establishing, re-establishing, substituting, maintaining, unwinding or disposing of any hedging transaction respecting the shares of the Reference Fund or in the cost of realizing, recovering or remitting the proceeds of any such hedging transaction; or

(xiv) as a result of any adoption of, or any change in, any law, order, regulation, decree or notice, howsoever described, or issuance of any directive or promulgation of, or any change in the interpretation, whether formal or informal, by any court, tribunal, regulatory authority or similar administrative or judicial body of any law, order, regulation, decree or notice, howsoever described, after such date or as a result of any other event, (1) it would become unlawful for any unitholder of the Reference Fund to hold, purchase or sell any shares of the Reference Fund, (2) the cost of investing in any shares of the Reference Fund would materially increase, other than ordinary course increases in the market value of shares of the Reference Fund, or (3) a unitholder of the Reference Fund would be subject to a material loss as a result of holding any shares of the Reference Fund.

Items (xii) to (xiv) permit the Bank to declare the occurrence of an Extraordinary Event when it becomes too costly, as determined by the Bank in its sole discretion, to hedge its obligations under the Note Securities.

The Bank will provide to Holders notice of any Fund Reallocation and will also publicize any such Fund Reallocation on the web site www.fpsgroup.ca.

Agreement between the Bank and the Reference Fund Manager

The Bank and the Reference Fund Manager have entered into a written agreement pursuant to which the Reference Fund Manager has agreed to the use of certain of its trademarks in connection with the Note Securities and pursuant to which the Bank will pay management fees in respect of units of the Reference Fund that may be purchased by the Bank in connection with its hedging activities. See "Use of Proceeds and Hedging.".

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100.00 each. The minimum subscription price per Holder is $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Notes will be made only through the book-entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The principal amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars. Because the Reference Portfolio may include securities of securities in which the Reference Fund invests denominated in currencies other than the Canadian dollar, the Reference Portfolio Level will be affected by the fluctuations of the Canadian dollar as measured against such foreign currencies.

Redemption upon Maturity

The Note Securities will mature on the eighth anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the immediately following Business Day. At the Maturity Payment Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder, the following amount:

> $95.00 x (Variable Return + 1)
>
> where Variable Return is equal to: (i) 150% x Reference Portfolio Return if the Reference Portfolio Return is positive and (ii) 100% x Reference Portfolio Return if the Reference Portfolio Return is negative or nil,
>
> and where the Reference Portfolio Return is a number (which may be positive or negative), expressed as a percentage, equal to: (Final Portfolio Level / Initial Portfolio Level) – 1

Notwithstanding the foregoing, in no event shall the Maturity Redemption Amount be less than $1.00 per Note Security.

Example 1: On the Valuation Date, the Initial Portfolio Level is 1,000 and has declined to a Final Portfolio Level of 450.

As a result, the Maturity Redemption Amount will be calculated as follows:

Reference Portfolio Return	=	(450 / 1,000) – 1
	=	– 55. 00%
Variable Return	=	100% x – 55.00%
	=	– 55.00%
Maturity Redemption Amount	=	$95.00 x (–55.00% + 1)
	=	$42. 75

As a result, an investor would receive an amount of $42.75 per Note Security, representing a negative return of approximately – 57.25% on the Principal Amount.

Example 2: On the Valuation Date, the Initial Portfolio Level of 1,000 has appreciated to a Final Portfolio Level of 1,350.

As a result, the Maturity Redemption Amount will be calculated as follows:

Reference Portfolio Return	=	(1,350 / 1,000) – 1
	=	35.00%
Variable Return	=	150% x 35.00%
	=	52.50%
Maturity Redemption Amount	=	$95.00 x (52.50% +1)
	=	$144.88

As a result, an investor would receive an amount of $144.88 per Note Security, representing a positive return of approximately 44.88% on the Principal Amount.

Reference Portfolio Level

The Initial Portfolio Level will be equal to 1,000. Thereafter, the level will vary depending on the fluctuations in the net asset value of the Reference Shares, the Accelerator Cost and the Management Fee. The Final Portfolio Level will be the Reference Portfolio Level on the Valuation Date.

On any day, the Reference Portfolio Level will be equal to the product of the Number of Reference Shares and the Reference Share Price.

The "Number of Reference Shares" on any day will be equal to the number (whole or decimal) of Reference Shares notionally comprising the Reference Portfolio. On the Closing Date, the Number of Reference Shares will be calculated by dividing on the Closing Date (i) 1,000, by (ii) the Reference Share Price on that day. Thereafter, the Number of Reference Shares will be adjusted to reflect the Management Fee, the Accelerator Cost and the re-investment of ordinary dividends and income distributions paid on the Reference Shares. The re-investment of ordinary dividends and income distributions paid on the Reference Shares will be made as of the applicable dividend or distribution date and will increase the number of shares by adjusting the number of shares proportionally to the amount of the ordinary dividend or distribution relative to the post-distribution closing price on the dividend or distribution date. The Management Fee and the Accelerator Cost will accrue daily and will be charged monthly on the last Business Day of each month (and on the Valuation Date for any accrued fees at that time) and will reduce the Number of Reference Shares by a percentage equal to the accretion of these fees.

The "Reference Share Price" means the net asset value of the Reference Share communicated by the Reference Fund Manager on any Fund Business Day, adjusted to remove the applicable management fees and administration fee relating to such shares.

As a result, there will be no duplication of the fees and expenses contained in the management expense ratio of the Reference Fund for the Reference Units and the fees and expenses payable on the Note Securities.

The Reference Portfolio Level will not match the performance of the Reference Fund because of the assumption of certain fees and expenses described under "Fees and Expenses".

Payment of the Maturity Redemption Amount

Subject to certain exceptions, the Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Maturity Payment Date will be the fifth Business Day immediately following the Valuation Date. The Valuation Date will be the fifth Business Day immediately prior to the Maturity Date, provided that it may be postponed if there is a Market Disruption Event on such date, up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Bank Early Redemption, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

Timely Information on the Note Securities

The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities and the Reference Portfolio, including:

- The daily Reference Portfolio Level;
- The daily net asset value of the Note Securities;
- A yearly statement showing the total fees charged against the Reference Portfolio Level; and
- Any Fund Reallocation.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Notes - Reimbursement Under Special Circumstances and Payment" in the Prospectus.

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by Standard & Poor's and A1 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Deferred Payment

Under the *Criminal Code* (Canada), a lender is prohibited from entering into an agreement or arrangement to receive interest at an effective annual rate of interest, calculated in accordance with generally accepted actuarial practices and principles, exceeding 60% of the credit advanced under the agreement or arrangement. The Bank hereby undertakes, for the benefit of the Holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest. If not permitted by law to do so when any payment is to be made by the Bank to a Holder on account of the Maturity Redemption Amount of a Note Security, payment of a portion of such amount may be deferred to ensure compliance with such laws.

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 Business Days' prior notice furnished in writing by the Bank in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means either of the following:

(i) a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice, policy or administration; or an event occurs, now or in future, caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding; or

(ii) a Fund Extraordinary Event pursuant to which the Bank determines not to proceed with a replacement of the Reference Fund by a replacement fund, as described under "Reference Portfolio – Fund Reallocation Event".

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Note Securities, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date") and the Maturity Date will be accelerated to the Special Reimbursement Date. In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation and the volatility of the Reference Portfolio Level, interest rates, dividends and distributions paid on the Reference Fund and the time remaining to the Maturity Date (the "Actualized NAV"). Holders of record on the Special Reimbursement Date will be entitled to receive the Actualized NAV of their Note Securities. The Bank will make available to Holders, no later than 10:00 a.m. (Montreal time) on the fifth Business Day following the determination of the Actualized NAV, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event exists on the Valuation Date, then the Valuation Date will be postponed to the next Fund Business Day on which there is no Market Disruption Event. However, if on the fifth Fund Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Fund Business Day: (a) such Fund Business Day shall be the Valuation Date in respect of the Reference Portfolio; and (b) the level of the Reference Portfolio used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Portfolio or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

- a suspension, absence or material limitation of subscription and redemption of shares of the Reference Fund, as determined by the Calculation Agent in its sole discretion;
- a suspension, absence or material limitation of trading in a material number of securities in which the Reference Fund invests its assets or in option or futures contracts relating to the Reference Fund or a material number of securities in which the Reference Fund invests its assets in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or
- in any other event, if the calculation agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) a "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV (as defined under "- Reimbursement Under Special Circumstances and Payment") to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non-payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Notes Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Notes Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The following fees and expenses will be relevant in the context of the issuance of the Note Securities.

Selling Concession Fee:	The Bank will pay to representatives, including representatives employed by the Agents whose clients purchase Note Securities a selling concession fee equal to 5.00% of the Principal Amount of each Note Security sold. This fee will be paid out of the gross proceeds of the offering, and will be borne indirectly by the Holders since the Initial NAV for the Note Securities will be set at $95.00 per Note Security.
Management Fee:	The Reference Portfolio Return will be reduced by 0.75% per annum (plus the equivalent of applicable taxes thereon if such fee had been charged by the Reference Fund Manager) in payment of a management fee to the Bank, accrued daily and charged monthly in arrears (the "Management Fee"). The Bank will use this fee to pay management fees to the Reference Fund Manager in respect of units of the Reference Fund that may be purchased by the Bank in connection with its hedging activities.
Accelerator Cost:	The Reference Portfolio Return will be reduced by 2.24% per annum in payment of an accelerator amount to the Bank in connection with the forward and option investment strategy described under "Objectives of the Note Securities", accrued daily and charged monthly in arrears (the "Accelerator Cost"). **The Accelerator Cost includes the Trailer Fee described below.**
Trailer Fee (included in the Accelerator Cost):	A trailer fee of 0.25% per annum of the Principal Amount of Note Securities outstanding will be payable by the Bank out of its own funds to all dealers and advisors whose clients hold Note Securities, including applicable taxes, if any (the "Trailer Fee"). The Trailer Fee will accrue daily and be paid monthly in arrears.
Expenses of the offering:	The expenses of the offering (other than the selling concession fee) will be borne by the Bank.

The Management Fee and the Accelerator Cost will be charged by reducing the Number of Reference Shares, therefore ultimately reducing the Reference Portfolio Return.

The Bank will not charge any other fee or seek reimbursement of any other expense in respect of the Note Securities.

The Bank may pay to National Bank Financial Inc. out of its own funds a structuring fee of up to $1.25 per Note Security over the term of the Note Securities. The Bank will pay to CIBC World Markets Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first two years of their issuance will be subject to an early trading charge of up to $5.00 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge. The Net Bid Price quoted in the secondary market will be gross of any applicable early trading charge, and as such, it is expected that the Net Bid Price immediately following closing of the offering will be $100.00 per Note Security.

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Final Portfolio Level, the Maturity Redemption Amount, the Actualized NAV, the Reference Portfolio Level and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Note Securities and the Reference Portfolio. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation

Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Final Portfolio Level, the Maturity Redemption Amount, the Actualized NAV, the Reference Portfolio Level and in making certain other determinations with regard to the Reference Portfolio. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment. See "Risk Factors – Conflicts of interest may affect the Calculation Agent".

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below, including forward and option contracts of the nature described under "Objectives of the Note Securities".

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving purchases and/or sales of shares of the Reference Fund and/or purchases and/or sales of listed and/or over-the-counter options or futures on the Reference Fund or securities in which the Reference Fund invests or listed and/or over-the-counter options, futures or exchange-traded funds on the Reference Fund or securities in which the Reference Fund invests prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

- acquire or dispose of shares of the Reference Fund or of issuers in which the Reference Fund invests;

- acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of shares of the Reference Fund or securities in which the Reference Fund invests;

- acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

- any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of shares of the Reference Fund or issuers in which the Reference Fund invests, listed or over-the-counter options or futures on shares of the Reference Fund or of issuers in which the Reference Fund invests or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of shares of the Reference Fund or securities in which the Reference Fund invests or indices designed to track the performance of shares of the Reference Fund or other components of the Reference Fund.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging Transactions may affect the Reference Portfolio" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. In the event this occurs, the Bank will endeavor to find another market maker. If the Bank is unable to find a new market maker, the Bank will agree to purchase for cancellation Note Securities appropriately tendered for sale through FundSERV at the Net Bid Price (as defined in the Prospectus) it will quote on FundSERV. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Notes facilitated by National Bank Financial Inc. or any successor market maker will be subject to an early trading charge, deductible from the sales proceeds of the Note Securities, of up to 5.00% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

IF SOLD	EARLY TRADING CHARGE PER NOTE SECURITY
From days 0 to 179 following the Closing Date	$5.00
From days 180 to 365 following the Closing Date	$3.75
From days 366 to 545 following the Closing Date	$2.50
From days 546 to 730 following the Closing Date	$1.25
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market in FundSERV maintained by National Bank Financial Inc. will not be subject to such early trading charge. Note Securities may in certain circumstances be transferable through CDS and not FundSERV. This will be the case in particular for Note Securities held by clients of the same brokerage firm.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 below. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level".

Holders should consult their advisor on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until the Maturity Date. Holders should also consult their tax advisor as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Portfolio; and the market price of the securities in which the Reference Fund invests or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is expected to be equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates and; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The chart below serves to hypothetically illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the Reference Portfolio Level and the time remaining to maturity. **This hypothetical illustration is based on the assumption that all other factors remain constant, including interest rates and volatility. As a result, the following is hypothetical and should not be construed as a forecast or projection of how the Note Securities will trade in any secondary market that may develop. The net asset value of the Note Securities may be lower or higher than the potential theoretical prices of the Note Securities hypothetically illustrated below, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility. For example, the level of the Reference Portfolio could rise (which would imply an increase in the price of the Note Securities) but the price of the Note Securities could decline if the value of the accelerator option was reduced by lower volatility of the underlying Reference Portfolio.** The first column represents different levels of the Reference Portfolio while the first row represents a time line from the first year up to the Maturity Date.

Reference Portfolio Level	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Maturity
0	0.98	0.98	0.98	0.99	0.99	0.99	1.00	1.00
100	12.32	11.90	11.49	11.08	10.68	10.28	9.89	9.50
200	20.38	20.15	19.93	19.72	19.53	19.34	19.16	19.00
300	28.56	28.47	28.41	28.38	28.38	28.40	28.44	28.50
400	37.01	37.01	37.04	37.12	37.26	37.47	37.72	38.00
500	45.85	45.90	45.98	46.10	46.29	46.58	47.00	47.50
600	55.12	55.23	55.34	55.47	55.63	55.88	56.31	57.00
700	64.82	65.01	65.17	65.31	65.43	65.55	65.78	66.50
800	74.92	75.22	75.47	75.66	75.77	75.79	75.68	76.00
900	85.17	85.63	86.03	86.34	86.54	86.56	86.25	85.50
1,000	95.20	95.45	95.70	96.00	96.40	96.2	95.55	95.00
1,100	106.30	107.19	108.02	108.76	109.38	109.80	109.86	109.25
1,200	117.14	118.29	119.39	120.43	121.38	122.18	122.79	123.50
1,300	128.21	129.65	131.06	132.43	133.75	135.01	136.23	137.75
1,400	139.50	141.24	142.98	144.72	146.44	148.17	149.97	152.00
1,500	150.98	153.05	155.13	157.24	159.37	161.55	163.84	166.25
1,600	162.81	165.18	167.59	170.03	172.52	175.08	177.74	180.50
1,700	174.70	177.38	180.11	182.88	185.72	188.64	191.66	194.75
1,800	186.64	189.62	192.67	195.77	198.95	202.22	205.57	209.00

Illustrative Example 1 - After Three Years – Referring to the table above

Initial Portfolio Level	1,000
Reference Portfolio Level	1,400
Reference Portfolio Return	40.0%

Comparison	
$95.00 invested in the Note Securities	$95.00 invested in the Reference Portfolio directly
The Note Security would be worth $142.98	The investment would be worth $133.00
This represents a return of 50.51% (or $47.98) over the Initial NAV of $95.00	This represents a return of 40% (or $38.00) of over an initial investment of $95.00
There is therefore a 26.27% acceleration of the return of $38.00 after three years, as the Note Security would theorically be worth $9.98 more than the value of a direct investment in the Reference Portfolio. A Holder would not receive the full 50% acceleration of the return if the Note Security was sold at this point as the Note Securities have not yet reached maturity.	

Illustrative Example 2 - After Seven Years – Referring to the table above

Initial Portfolio Level	1,000
Reference Portfolio Level	1,400
Reference Portfolio Return	40.0%

Comparison	
$95.00 invested in the Note Securities	$95.00 invested in the Reference Portfolio directly
The Note Security would be worth $149.97	The investment would be worth $133.00
This represents a return of 57.86% (or $54.97) over the Initial NAV of $95.00	This represents a return of 40% (or $38.00) over the Initial NAV of $95.00
There is therefore a 44.65% acceleration of the return of $38.00 after three years, as the Note Security would theorically be worth $16.97 more than the value of a direct investment in the Reference Portfolio. A Holder would not receive the full 50% acceleration of the return if the Note Security was sold at this point as the Note Securities have not yet reached maturity.	

Illustrative Example 3 - After Seven Years – Referring to the table above

Initial Portfolio Level	1,000
Reference Portfolio Level	800
Reference Portfolio Return	-20.0%

Comparison	
$95.00 invested in the Note Securities	$95.00 invested in the Reference Portfolio directly
The Note Security would be worth $75.68	The investment would be worth $76.00
This represents a negative return of -20.33% (or -$19.31) over the Initial NAV of $95.00	This represents a negative return of -20% (or -$19.00) over the Initial NAV of $95.00
The amount of $75.68 represents approximately a one-for-one decline in the value of the investment in the Note Security and the value of a direct investment in the Reference Portfolio. The slight discreptency in these amounts is attributable to the fact that the exact one-for-one decline will be obtained at maturity only.	

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and Stikeman Elliott LLP, on behalf of the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1551. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about March 7, 2007, but no later than March 30, 2007.

National Bank Financial Inc. is an indirect wholly owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than its portion of the selling concession fee, if any and a structuring fee of up to $1.25 per Note Security. See "Fees and Expenses". CIBC World Markets Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc. in the structuring and pricing of the Note Securities. The Bank will pay to CIBC World Markets Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Purchasers are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

Certain risk factors related to the offering of Note Securities:

The Note Securities are not suitable for all investors

An investor should reach a decision to invest in the Note Securities after carefully considering, in conjunction with his or her advisors, the suitability of the Note Securities in light of his or her investment objectives and the other information set out in this Pricing Supplement.

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Reference Portfolio Level and the Note Securities may return less, and possibly none of the Principal Amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Initial NAV of the Note Securities at maturity only to the extent that the Final Portfolio Level is greater than the Initial Portfolio Level. The Initial NAV being $95.00 per Note Security, a return on such amount may not generate a payment equal to or greater than the Principal Amount of $100.00 per Note Security. There can be no assurance that the Note Securities or the Reference Portfolio will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total of their investment (except for the minimum $1.00 repayment). Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, an investment in the Note Securities may result in a lower return when compared to other investment alternatives. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Portfolio.

The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities

The Note Securities may return less, and possibly even none of the principal amount invested (subject to the minimum $1.00 per Note Security repayment). The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate with the Reference Portfolio Level and may be less than the Principal Amount depending on the performance of the Reference Portfolio. **Investors could lose their investment in the Note Securities.**

There can be no assurance that the Note Securities or the Reference Fund will show any return. The fluctuations in the Reference Portfolio Level are unpredictable and will be influenced by factors that are beyond the control of the Bank. As a result, the value of the Note Securities will fluctuate. Historical prices of the shares of the Reference Fund should not be considered as any indication of the future performance thereof.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders of the Note Securities is incumbent upon the Bank, the likelihood that such Holders will receive the Maturity Redemption Amount, will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Holders have no ownership interest in the Reference Fund

An investment in the Note Securities does not constitute an investment in the Reference Fund. The Reference Portfolio is a notional portfolio of Reference Shares used to calculate the Maturity Redemption Amount. The Holders of Note Securities will not be the owners of these securities and therefore, there is no recourse to the notional assets of the Reference Portfolio to satisfy amounts owing under the Note Securities.

The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the investor will not be able to participate fully in the appreciation of the Reference Portfolio Level that might have occurred up to the payment date pursuant to a Reimbursement Under Special Circumstances.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Portfolio Level

Investors should be willing to hold their Note Securities to maturity. There may be little or no secondary market for the Note Securities. The Note Securities will not be listed on any stock exchange. There is no assurance that a secondary market will develop.

Despite the fact that National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV, there can be no assurance that a secondary market will develop, and if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when an investor decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive. Moreover, National Bank Financial Inc. reserves the right not to maintain such a secondary market in the future in its sole discretion, without providing prior notice to Holders. Furthermore, the sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus.

Holders choosing to sell their Note Securities prior to the Maturity Date will receive an amount which (i) may be less than the Principal Amount, (ii) may not necessarily reflect the appreciation of the Reference Portfolio up to the date of such sale, (iii) may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". The price at which a Holder will be able to sell the Note Securities prior to the Maturity Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory or judicial events that affect the level of the Reference Portfolio; and the market price of the securities in which the Reference Fund invests or factors that affect stock markets generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Portfolio as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Portfolio as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates and; (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Reference Portfolio Level and Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Fund and the securities in which the Reference Fund invests that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests of the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Portfolio, could be adverse to the interests of the Holders. The Bank and/or its affiliates may, at present or in the future, engage in business with the issuers of the securities in which the Reference Fund invests, including making loans or providing advisory services to those entities. These services could include investment banking and merger and acquisition advisory services. These activities, among others, may present a conflict between the obligations of the Bank and/or its affiliates and the interests of Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the securities in which the Reference Fund invests. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Reference Shares and/or the level of the Reference Portfolio and, therefore, the market value of the Note Securities.

Hedging transactions may affect the Reference Portfolio

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling Reference Shares or securities in which the Reference Fund invests, futures or options on the Reference Shares or securities in which the Reference Fund invests, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares or securities in which the Reference Fund invests, or the Reference Portfolio, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling Reference Shares, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Shares or securities in which the Reference Fund invests, from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Reference Shares or securities in which the Reference Fund invests, and/or the level of the Reference Portfolio, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. As is generally the case for deposits, the Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Reference Shares or securities in which the Reference Fund invests, and other investments relating to the Reference Shares or securities in which the Reference Fund invests, or the Reference Portfolio on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities, among others, could decrease the market price of the Reference Shares or securities in which the Reference Fund invests, and/or the level of the Reference Portfolio and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Shares or securities in which the Reference Fund invests, or the Reference Portfolio. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The Calculation Agent can postpone the determination of the Final Portfolio Level or the Maturity Date if a Market Disruption Event occurs on the Valuation Date

The determination of the Final Portfolio Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Portfolio Level on the first Fund Business Day immediately after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Fund Business Days. As a result, the Maturity Date for the Note Securities could also be postponed, although not by more than five Fund Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Portfolio Level of the Reference Portfolio that would have prevailed in the absence of the Market Disruption Event.

Certain risk factors affecting the Reference Fund:

The following risk factors relating to the Reference Fund are taken from the Reference Fund's most recent prospectus filed on www.sedar.com.

Reliance on the Reference Fund Manager

The performance of the Fund Portfolio will depend on the performance of the Reference Fund managed by the Reference Fund Manager. Although the employees of the Reference Fund Manager who will be primarily responsible for the management of the Reference Portfolio have extensive experience in managing investment portfolios, there is no certainty that such individuals will continue to be employees of the Reference Fund Manager throughout the term of the Note Securities. Any change in the employees of the Reference Fund Manager responsible for the management of the Reference Fund may have an impact on the performance of the Reference Portfolio.

Potential modification of the Reference Fund

The Reference Fund may be replaced with a successor Reference Fund. Although the Calculation Agent may make certain determinations in certain special circumstances to ensure that a successor Reference Fund is designated, certain information regarding a successor Reference Fund may not be readily available to Holders, which may adversely affect the secondary market for trading in the Note Securities. Moreover, the return generated on such successor Reference Fund may not be as favourable as the return that would have been generated by the replaced Reference Fund if it had not been replaced.

The Bank and its affiliates have no affiliation with the Reference Fund Manager and are not responsible for its public disclosure of information

The Bank and its affiliates are not affiliated with the Reference Fund Manager in any way (except for licensing arrangements disclosed herein) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the net asset value of the Reference Units.

Equity risk

The value of most investments, in particular equity securities, is affected by changes in general market conditions. These changes may be caused by corporate developments, changes in interest rates, changes in the level of inflation, and other political and economic developments. These changes can affect the price of equity securities which can move up or down, without any predictability. A decrease in the price of equities will adversely affect the Reference Fund and thereby may adversely affect the Note Securities.

Currency risk

If the Reference Fund buys an investment priced in a foreign currency and the exchange rate between the Canadian dollar and the foreign currency changes unfavourably, it could reduce the value of the Reference Fund's investment. Conversely, changes in the exchange rate can also increase the value of an investment.

Foreign investment risk

Investments of the Reference Fund in foreign companies are influenced by economic and market conditions in the countries where the companies operate. Equities and fixed income securities issued by foreign companies and governments are often considered riskier than Canadian investments. One reason for this is that many countries have lower standards for accounting, auditing and reporting. Some countries are less politically stable than Canada and there is often less available information about individual investments.

In some countries, there is a risk of nationalization, expropriation or currency controls. It can be difficult to trade investments on foreign markets and the laws of some countries do not fully protect investor rights. These risks and others can contribute to larger and more frequent price changes among foreign investments. U.S. investments are not considered to have foreign investment risk.

Liquidity risk

Liquidity is a measure of how easy it is to convert an investment into cash. An investment of the Reference Fund may be less liquid if it is not widely traded or if there are restrictions on the exchange where the trading takes place. Investments with low liquidity can have dramatic changes in value.

Derivatives risk

The Reference Fund may use derivatives to protect against losses from changes in stock prices, exchange rates or market indices. This is called hedging. The Reference Fund may also use derivatives to make indirect investments. The use of derivatives comes with a number of risks:

- hedging with derivatives may not always work and it could restrict the Reference Fund's ability to increase in value
- there is no guarantee that the Reference Fund will be able to obtain a derivative contract when it needs to, and this could prevent the Reference Fund from making a profit or limiting a loss
- a securities exchange could impose limits on trading of derivatives, making it difficult to complete a contract
- the other party in the derivative contract might not be able to honour the terms of the contract
- the price of a derivative might not reflect the true value of the underlying security or index
- the price of a derivative based on a stock index could be distorted if some or all of the stocks that make up the index temporarily stop trading
- derivatives traded on foreign markets may be harder to close than those traded in Canada
- in some circumstances, investment dealers and futures brokers may hold some of the Reference Fund's assets on deposit as collateral in a derivative contract. This increases risk because another party is responsible for the safekeeping of the assets.

Securities lending risk

The Reference Fund may enter into securities lending transactions, repurchase transactions and reverse repurchase transactions in order to earn additional income. There are risks associated with these kinds of transactions. Over time, the value of the securities loaned under a securities lending transaction or sold under a repurchase transaction might exceed the value of the cash or collateral held by the Reference Fund. If the third party defaults on its obligation to repay or resell the securities to the fund, the cash or collateral may be insufficient to enable the Reference Fund to purchase replacement securities and the fund may suffer a loss for the difference. Likewise, over time, the value of the securities purchased by the Reference Fund under a reverse repurchase transaction may decline below the amount of cash paid by the Reference Fund to the third party. If the third party defaults on its obligation to repurchase the securities from the Reference Fund, the Reference Fund may need to sell the securities for a lower price and suffer a loss for the difference.

Short selling risk

The Reference Fund may engage in a disciplined amount of short selling. A "short sale" is where the Reference Fund borrows securities from a lender and then sells the borrowed securities (or sells short the securities) in the open market. At a later date, the same number of securities are repurchased by the Reference Fund and returned to the lender. In the interim, the proceeds from the first sale are deposited with the lender and the Reference Fund pays compensation to the lender. If the value of the securities declines between the time that the Reference Fund borrows the securities and the time it repurchases and returns the securities, the Reference Fund makes a profit for the difference (less any compensation the Reference Fund pays to the lender). Short selling involves certain risks. There is no assurance that securities will decline in value during the period of the short sale sufficient to offset the compensation paid by the Reference Fund and make a profit for the Reference Fund, and securities sold short may instead increase in value. The Reference Fund may also experience difficulties repurchasing and returning the borrowed securities if a liquid market for the securities does not exist. The lender from whom the Reference Fund has borrowed securities may go bankrupt and the Reference Fund may lose the collateral it has deposited with the lender. In addition, the Reference Fund may be exposed to short selling risk because the underlying funds in which it invests may be engaged in short selling.

Large redemption risk

The Reference Fund may have particular investors who own a large proportion of the outstanding shares of the fund. For example, other institutions such as banks and insurance companies or other fund companies may purchase securities of the Reference Fund for their own mutual funds, segregated funds, structured notes or discretionary managed accounts. Retail investors may also own a significant amount of the Reference Fund. If one of those investors redeems a large amount of their investment in the Reference Fund, the Reference Fund may have to sell its portfolio investments at unfavourable prices to meet the redemption request. This can result in significant price fluctuations to the net asset value of the Reference Fund, and may potentially reduce the returns of the Reference Fund.

Interest rate risk

Any investment of the Reference Fund in fixed income securities such as bonds and money market instruments are sensitive to changes in interest rates. In general, when interest rates are rising, the value of these investments tends to fall. When rates are falling, fixed income securities tend to increase in value. Fixed income securities with longer terms to maturity are usually more sensitive to changes in interest rates.

Class risk

Mutual funds sometimes issue different classes of units or shares of the same fund. Each class has its own fees and expenses, which the fund tracks separately. However, if one class is unable to meet its financial obligations, the other classes are legally responsible for making up the difference.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and Stikeman Elliott LLP, counsel to the Agents, the following is a fair summary as of the date hereof of the principal Canadian federal income tax consequences generally applicable to an initial purchaser of the Note Securities offered pursuant to this Pricing Supplement who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder").

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

Note Securities acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by Noteholders and will be subject to special so-called "mark-to-market" rules. This summary does not take into account these mark-to-market rules and these taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act, or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of certain published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposals, this summary does not take into account or anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

No Accrual of Interest

No interest is stipulated to be payable in respect of the Note Securities. In certain circumstances, provisions of the Act can deem interest to accrue on a "prescribed debt obligation" (as defined for purposes of the Act). Counsels' understanding is that CRA takes the administrative position that instruments similar to the Note Securities constitute "prescribed debt obligations". Based in part on an understanding of the CRA's administrative practice, no amount would be deemed to accrue and as a consequence, there should be no deemed accrual of interest on the Note Securities under these provisions prior to the Maturity Redemption Amount becoming calculable.

Payment at Maturity

The amount of the excess of the Maturity Redemption Amount over the Principal Amount of a Note Security that is payable to a Noteholder can be ascertained and the right to it arises only at the Maturity Date or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be. The amount of such excess, if any, will be required to be included in the Noteholder's income in the taxation year in which the Valuation Date of the Note Securities occurs or on the date of redemption of the Note by or on behalf of the Bank, as the case may be. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. The tax consequences described in this paragraph will differ if the Noteholder disposes of a Note Security to the Bank or to an entity on behalf of the Bank. See "Payment at Maturity" above. **Noteholder who dispose of a Note Security prior to the Maturity Date, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

A Noteholder that is a Canadian-controlled private corporation may be subject to a refundable tax of 6 2/3 % on investment income, including interest and taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by Stikeman Elliott LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 3 dated January 15, 2007, relating to the qualification for distribution of a maximum of $100,000,000 of Harbour Foreign Equity EARNS (1,000,000 Note Securities non principal protected notes), series 1, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

January 15, 2007

CERTIFICATE OF THE AGENTS

Dated: January 15, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) Michael D. Shuh

CIBC WORLD MARKETS INC.

By: (Signed) Ronald W.A. Mitchell

File No. 82-3764





FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Pierre Fitzgibbon, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*) of National Bank of Canada (the issuer) for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 24, 2007

(s) Pierre Fitzgibbon

Name: Pierre Fitzgibbon
Title: Senior Vice-President Finance, Technology and Corporate Affairs


NATIONAL
BANK
OF CANADA



FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Réal Raymond, President and Chief Executive Officer of National Bank of Canada, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*) of National Bank of Canada (the issuer) for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 24, 2007

(s) Réal Raymond

Name: Réal Raymond
Title: President and Chief Executive Officer

File No. 82-3764


NATIONAL
BANK
OF CANADA

Annual Information Form

January 16, 2007

Distribution Notice of this Annual Information Form

This Annual Information Form must be accompanied by copies of all documents incorporated herein by reference when it is provided to security holders or other interested parties.

Portions of the Annual Information Form are presented in the following documents and are incorporated herein by reference:

- The Annual Report to Shareholders (the "Annual Report"), including Management's Discussion and Analysis (the "MD&A") for the 2006 fiscal year; and
- The Management Proxy Circular dated as at January 16, 2007 (the "Circular").

Caution Regarding Forward-Looking Statements in this Annual Information Form

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements in this Annual Information Form, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Table of Contents and List of Information Incorporated by Reference

Table of Contents and List of Information Incorporated by Reference

CORPORATE STRUCTURE

Name, Address and Incorporation

National Bank of Canada is a chartered bank governed by the *Bank Act* (Canada). The Bank's roots date back to 1859 with the founding of Banque Nationale in Quebec City. The Bank's current charter is the result of a series of amalgamations, first with Banque d'Hochelaga in 1924 to form Bank Canadian National, which then merged with The Provincial Bank of Canada in 1979 to form National Bank of Canada. In 1985, National Bank of Canada acquired The Mercantile Bank of Canada. In 1992, the Bank merged with National Bank Leasing Inc., its wholly owned subsidiary. The head office of the Bank is located at 600 De La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2005-2006: For fiscal 2006, the Bank posted record net income of $871 million and met or exceeded all of its financial objectives. Diluted earnings per share amounted to $5.13 in 2006, up from the $4.90 recorded in 2005. Target growth for the Bank in 2006 was 5% to 10%, excluding certain results from 2005, such as the gain on the disposal of investments in South America and the reversal of the general allowance for credit risk. In fiscal 2006, the $5.05 diluted earnings per share, excluding the gain on the sale of shareholder management activities and the gain related to the MasterCard IPO, was 10% higher than in the previous fiscal year. Return on common shareholders' equity was 20.1%, higher than the target range of 16% to 18%. The Tier I capital ratio was 9.9% as at October 31, 2006, meeting the objective of a ratio greater than 8.5%. The dividend payout ratio of 38% was within the target range of 35% to 45% of net income. All of the Bank's business segments contributed to the net income growth. Personal and Commercial Banking posted an 8% net income growth, thanks to the strong increase in consumer loans and commercial loans and deposits. The segment also grew its insurance and foreign exchange revenues, and improved its efficiency ratio, while credit losses were up slightly. Wealth Management saw its net income leap 29% from its 2005 level, driven by private investment management and mutual fund revenues, together with a significant improvement in productivity. Net income for the Financial Markets segment was 16% higher than in the previous year, mainly because of securities gains increases and a reduction in the efficiency ratio. Lastly, credit quality remained excellent in 2006 while specific credit losses stood relatively at the same level as in 2005 and gross impaired loans declined 10%.

Fiscal 2004-2005: For fiscal 2005, the Bank posted record net income of $855 million and met or exceeded all of its financial objectives. Diluted earnings per share amounted to $4.90 in 2005, up 21% from the $4.05 recorded in 2004. Target growth was 5% to 10%. Return on common shareholders' equity was 20.7%, well above the target range of 16% to 18%. The Tier 1 capital ratio was 9.6%, whereas the objective was to attain a ratio of more than 8.5%. The dividend payout ratio was 35%, at the lower end of the 35% to 45% target range. In the Personal and Commercial segment, growth was sustained by higher loan volumes with individuals and increased use of bank credit by businesses. Growth in assets under management at Private Investment Management and stronger trading activity by individuals on stock markets helped boost net income in the Wealth Management segment. Lastly, higher trading revenues and lower credit losses in the Financial Markets segment replaced gains on securities and bank financing as key drivers of growth.

Fiscal 2003-2004: The Bank posted record net income of $725 million for fiscal 2004. In addition, return on common shareholders' equity was 18.8% compared to 16.5% in 2003. Each segment contributed to the Bank's results in fiscal 2003-2004. The increase in the volume of consumer loans for the Personal and Commercial segment was mainly attributable to the contribution of partnerships. With regard to Wealth Management, stock market transactions grew, as did sales of mutual funds and Private Investment Management products. For the Financial Markets segment, revenues from Corporate and Investment Banking and gains on securities largely offset trading activities, demonstrating the soundness of the diversification strategy. Lastly, credit quality remained excellent, as reflected by the reduction in credit losses and impaired loans.

DESCRIPTION OF THE BUSINESS

Effects of Environmental Protection Requirements

In order to address environmental risks and comply with environmental legislation, the Bank implemented a procedure several years ago setting out its environmental responsibilities when granting credit and acquiring property. To date, the risks involved have not had a material impact on the Bank's operations.

DIVIDENDS

In their last three fiscal years, the following subsidiaries of the Bank declared the following dividends to the benefit of shareholders that are neither subsidiaries of the Bank not the Bank itself :

Natcan Investment Management Inc.

Share Class/Series	Dividend per share (Fiscal Year 2006*)	Dividend per share (Fiscal Year 2005*)	Dividend per share (Fiscal Year 2004*)
Class A Common	$11.08	$8.30	$10.13

* Ending October 31

National Bank Group Inc.

Share Class/Series	Dividend per share (Fiscal Year 2006*)	Dividend per share (Fiscal Year 2005*)	Dividend per share (Fiscal Year 2004*)
Class A Preferred, series 1	$ 0.2958936	$ 0.1959936	$ 0.1689344
Class A Preferred, series 2	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class A Preferred, series 3	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class A Preferred, series 4	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class A Preferred, series 5	$ 0.0369867	$ 0.0244992	$ 0.0211168
Class B Preferred, series 1	$ 0.2958936	$ 0.1959936	$ 0.1689344
Class B Preferred, series 2	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class B Preferred, series 3	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class B Preferred, series 4	$ 0.02958936	$ 0.01959936	$ 0.01689344
Class B Preferred, series 5	$ 0.0369867	$ 0.0244992	$ 0.0211168

* Ending November 30

NB Capital Corporation

Share Class/Series	Dividend per share (Fiscal Year 2006*)	Dividend per share (Fiscal Year 2005*)	Dividend per share (Fiscal Year 2004*)
Adjustable Rate Cumulative Senior Preferred Shares	US $251.12	US $201.32	US $158.40
8.35 % Non-cumulative Exchangeable Preferred Stock, Series A	US $83.50	US $83.50	US $83.50

* Ending December 31

Le Fonds d'Investissement Actions-Croissance PME inc.

Share Class/Series	Dividend per share (Fiscal Year 2006*)	Dividend per share (Fiscal Year 2005*)	Dividend per share (Fiscal Year 2004*)
Class A, series 1	$ 0.856	Nil	$ 0.429
Class A, series 93	$ 0.856	Nil	$ 0.429
Class A, series 94	$ 0.856	Nil	$ 0.429
Class A, series 95	$ 0.856	Nil	$ 0.429
Class A, series 96	$ 0.856	Nil	$ 0.429
Class A, series 97	$ 0.856	Nil	$ 0.429
Class A, series 98	$ 0.856	Nil	$ 0.429
Class A, series 99	$ 0.856	Nil	$ 0.429
Class A, series 2000	$ 0.856	Nil	$ 0.429
Class A, series 2001	$ 0.856	Nil	$ 0.429
Class A, series 2002	$ 0.856	Nil	$ 0.429
Class A, series 2003	$ 0.856	Nil	$ 0.429
Class A, series 2005	$ 0.856	Nil	Nil
Class A, series 2006	$ 0.856	Nil	Nil
Class A, series D	$ 0.856	Nil	$ 0.429

* Ending December 31

National Bank Funds Corporation

Share Class/Series	Dividend per share (Fiscal Year 2006*)	Dividend per share (Fiscal Year 2005*)	Dividend per share (Fiscal Year 2004*)
National Bank Strategic Yield Class, Investor/Advisor Series	$ 1.121092	$ 0.433419	$ 0.476598
National Bank Strategic Yield Class, Institutional Series	$ 1.132182	$ 0.436628	$ 0.477059
National Bank Strategic Yield Class, M Series	$ 1.140039	$ 0.439062	$ 0.476779

* Ending September 30

SHARE CAPITAL STRUCTURE

The Bank's share capital consists of an unlimited number of common shares without par value, of a limited number of First Preferred Shares without par value, issued in five series (Series 15, 16, 17, 18 and Z), as well as of a limited number of Second Preferred shares without par value. Each of these classes and series is described below.

Common Shares

Common shares of the Bank carry one vote per share. Holders of common shares are entitled to receive dividends, in such amounts and payable at such times as the Board of Directors of the Bank (the "Board") determines. In the event of the liquidation, dissolution or winding-up of the Bank, after payment to the holders of First Preferred Shares and to the holders of Second Preferred Shares of the amounts described in paragraph 3 under "First Preferred Shares" and in paragraph 4 under "Second Preferred Shares", respectively, the remaining property of the Bank will be distributed equally and rateably among the holders of common shares.

As at October 31, 2006, there were 25,531 registered holders of common shares of the Bank listed with the Registrar.

First Preferred Shares

The First Preferred Shares, as a class, carry and are subject to the rights, privileges and conditions set out below:

1) Issuance in Series
The First Preferred Shares may be issued in series. The Board may, by resolution, fix the number of shares in, and determine the respective designations, rights, privileges, restrictions and conditions of, each series of First Preferred Shares, including the terms and conditions of redemption, purchase or conversion and sinking fund or purchase fund provisions.

2) Dividends
Holders of First Preferred Shares are entitled to receive dividends in such amounts and payable at such times as the Board determines. In respect of dividends, holders of any series of First Preferred Shares have priority over the holders of common shares or any other class of shares of the Bank ranking junior to the First Preferred Shares. Holders of any series of First Preferred Shares are not entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of First Preferred Shares.

3) Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid for any property distributed to the holders of common shares or shares of any other class of shares ranking junior to the First Preferred Shares, the holders of each series of First Preferred Shares are entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative First Preferred Shares, all cumulative accrued and unpaid dividends, and in the case of non-cumulative First Preferred Shares, all non-cumulative dividends declared and remaining unpaid up to and including the date of distribution. After payment to the holders of First Preferred Shares of the amounts so payable to them, they may not participate in any further distribution of the property or assets of the Bank.

4) Voting Rights
Holders of First Preferred Shares do not, as such, have any voting rights for the election of directors of the Bank or for any purpose other than that prescribed by law.

Each series of First Preferred Shares has its own set of terms and conditions.

Series 15 (Series K) (NA.PR.K)

Subject to the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 15 on or after May 15, 2008, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2009, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2012, and at $25.00 per share if they are redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

Holders of First Preferred Shares, Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board, on the 15th day of February, May, August and November of each year, at a quarterly rate equal to $0.365625 per share. The first of such dividends was paid on May 15, 2003. It was $0.416712 per share, based on the closing date of January 31, 2003.

Series 16 (Series L) (NA.PR.L)

Subject to the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 16 on or after May 15, 2010, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2011, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2012, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2013, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2014, and at $25.00 per share if they are redeemed on or after May 15, 2014, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

Holders of First Preferred Shares, Series 16 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board, on the 15th day of February, May, August and November of each year, at a quarterly rate equal to $0.303125 per share. The first of such dividends was paid on May 15, 2005. It was $0.202637 per share, based on the closing date of March 15, 2005.

Series 17

The First Preferred Shares, Series 17 are part of the Bank's authorized share capital, but no share in this series had been issued or traded as at October 31, 2006. Subject to the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 17 on or after June 30, 2011, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed on or prior to June 30, 2012, at $25.75 per share if they are redeemed during the 12 months prior to June 30, 2013, inclusively, at $25.50 per share if they are redeemed during the 12 months prior to June 30, 2014, inclusively, at $25.25 per share if they are redeemed during the 12 months prior to June 30, 2015, inclusively, and at $25.00 per share if they are redeemed on or after June 30, 2015, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

Holders of First Preferred Shares, Series 17 will be entitled to receive a semi-annual non-cumulative preferential cash dividend, as and when declared by the Board, on the last day of June and the last day of December of each year, at a rate equal to $0.469 per share.

Series 18

The First Preferred Shares, Series 18 are part of the Bank's authorized share capital, but no share in this series had been issued or traded as at October 31, 2006. Subject to the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 18 on or after June 30, 2011, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed on or prior to June 30, 2012, at $25.75 per share if they are redeemed during the 12 months prior to June 30, 2013, inclusively, at $25.50 per share if they are redeemed during the 12 months prior to June 30, 2014, inclusively, at $25.25 per share if they are redeemed during the 12 months prior to June 30, 2015, inclusively, and at $25.00 per share if they are redeemed on or after June 30, 2015, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

Holders of First Preferred Shares, Series 18 will be entitled to receive a semi-annual non-cumulative preferential cash dividend, as and when declared by the Board, on the last day of June and the last day of December of each year, at a rate equal to $0.60 per share.

Series Z

The First Preferred Shares, Series Z are part of the Bank's authorized share capital, but no share in this series had been issued or traded as at October 31, 2006. Subject to the provisions of the *Bank Act* (Canada), including obtaining the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series Z on or after September 3, 2007, in whole or in part, at any time at pre-set redemption prices, together with all declared and unpaid dividends thereon up to the date fixed for redemption.

Holders of First Preferred Shares, Series Z will be entitled to receive a non-cumulative preferential cash dividend, as and when declared by the Board, out of the assets of the Bank available for such purpose, at the rate of 8.45% per annum. If declared, dividends on the First Preferred Shares, Series Z will be payable quarterly in arrears on the 30th day of March, June, September and December of each year, or, if such day is not a business day, on the next business day.

Second Preferred Shares

The Second Preferred Shares are part of the Bank's authorized share capital, but no share in this class had been issued or traded as at October 31, 2006. The Second Preferred Shares carry and are subject to the rights, privileges and conditions set out below:

1) Rank
The Second Preferred Shares rank before the common shares and the shares of all other classes of shares of the Bank that rank junior to the Second Preferred Shares, but rank junior to the First Preferred Shares with regard to dividends and reimbursement of capital in the event of liquidation, dissolution or winding up of the Bank.

2) Issuance in Series
The Second Preferred Shares may be issued in series. The Board may, by resolution, fix the number of shares in, and determine the respective designations, rights, privileges, restrictions and conditions of, each series of Second Preferred Shares, including the terms and conditions of redemption, purchase or conversion and sinking fund or purchase fund provisions.

3) Dividends
Holders of Second Preferred Shares are entitled to receive dividends in such amounts and payable at such times as the Board determines. With respect to dividends, holders of any series of Second Preferred Shares have priority over the holders of common shares or any other class of shares of the Bank ranking junior to the Second Preferred Shares. The holders of any series of Second Preferred Shares are not entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of Second Preferred Shares.

4) Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid for any property distributed to the holders of common shares or shares of any other class of shares ranking junior to the Second Preferred Shares, the holders of each series of Second Preferred Shares are entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative Second Preferred Shares, all cumulative accrued and unpaid dividends, and in the case of non-cumulative Second Preferred Shares, all non-cumulative dividends declared and remaining unpaid up to and including the date of distribution. After payment to the holders of the Second Preferred Shares of the amounts so payable to them, they may not participate in any further distribution of the property or assets of the Bank.

5) Voting Rights
Holders of Second Preferred Shares do not, as such, have any voting rights for the election of directors of the Bank or for any purpose other than that prescribed by law.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares, the First Preferred Shares, Series 15 and 16, and the notes of the Bank (described below) are listed on the Toronto Stock Exchange (the "TSX") in Canada. The First Preferred Shares, Series 17, 18 and Z, and the Second Preferred Shares are part of the authorized capital of the Bank, but no shares of these series or of that class had been issued or traded as at October 31, 2006.

Issue or Class	Ticker Symbol	Newspaper Abbreviation
Common Shares	NA	Nat Bk, Natl Bk or Nat Bk (NA)
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15, Natl Bk s15 or Nat Bk (NA.PR.K)
Series 16	NA.PR.L	Nat Bk s16, Natl Bk s16 or Nat Bk (NA.PR.L)
Notes		
Nikkei 225 (2009)	NA.NT.J	
Nikkei 225 (2007)	NA.NT.K	

The following tables show the monthly price ranges and trading volumes of each of the Bank's securities listed on the TSX for the 2006 fiscal year.

Common shares (NA)

Date	High ($)	Low ($)	Volume
2006/10	61.94	58.27	14,117,948
2006/09	61.95	59.25	10,129,670
2006/08	63.38	58.02	9,118,197
2006/07	60.50	56.00	9,538,747
2006/06	62.09	55.89	12,455,536
2006/05	62.76	58.05	8,732,501
2006/04	65.00	62.02	8,470,885
2006/03	65.38	62.50	14,699,797
2006/02	65.84	61.11	9,608,451
2006/01	63.35	59.37	14,668,647
2005/12	62.82	58.26	13,621,600
2005/11	64.00	58.76	8,853,643

First Preferred Shares, Series 15 (NA.PR.K)

Date	High ($)	Low ($)	Volume
2006/10	27.59	27.00	214,811
2006/09	27.49	26.75	270,405
2006/08	26.85	26.48	55,595
2006/07	27.25	26.15	62,571
2006/06	27.00	26.26	97,275
2006/05	26.40	26.06	106,210
2006/04	27.30	26.06	86,931
2006/03	27.50	27.10	109,626
2006/02	27.48	26.66	66,524
2006/01	27.40	26.55	208,892
2005/12	27.40	26.90	67,261
2005/11	27.45	26.50	106,762

First Preferred Shares, Series 16 (NA.PR.L)

Date	High ($)	Low ($)	Volume
2006/10	25.83	25.41	353,011
2006/09	25.71	25.21	92,720
2006/08	25.30	24.97	96,585
2006/07	25.34	24.66	142,633
2006/06	25.37	24.81	198,952
2006/05	25.15	24.80	126,742
2006/04	26.00	24.65	163,886
2006/03	26.45	25.70	146,188
2006/02	25.89	25.59	127,414
2006/01	26.25	25.25	140,615
2005/12	25.99	25.40	97,726
2005/11	25.70	24.90	242,131

Nikkei 225 Notes (2009) (NA.NT.J)

Date	High ($)	Low ($)	Volume
2006/10	9.60	9.25	13,950
2006/09	9.55	9.25	8,650
2006/08	9.60	9.25	5,430
2006/07	9.55	9.28	9,340
2006/06	9.55	9.40	7,680
2006/05	9.85	9.55	14,950
2006/04	10.00	9.75	12,830
2006/03	9.85	9.55	19,100
2006/02	9.80	9.55	18,800
2006/01	9.73	9.41	39,500
2005/12	9.55	9.15	26,400
2005/11	9.22	8.93	16,839

Nikkei 225 Notes (2007) (NA.NT.K)

Date	High ($)	Low ($)	Volume
2006/10	11.06	10.60	10,350
2006/09	10.80	9.95	17,600
2006/08	10.79	10.10	12,300
2006/07	10.60	10.35	10,910
2006/06	10.85	10.36	6,580
2006/05	11.10	10.80	6,500
2006/04	11.35	11.05	4,500
2006/03	11.10	10.50	11,875
2006/02	10.90	10.70	8,691
2006/01	10.90	10.50	31,660
2005/12	10.70	10.26	19,000
2005/11	10.30	9.90	39,780

The following tables show the monthly price ranges and trading volumes of each of the Bank's securities listed on the Luxembourg Stock Exchange for the 2006 fiscal year.

Floating-rate bond (NatBkCan 3.405% 03-08 29/08t)

Date	High (€)	Low (€)	Volume*
2006/10	100.1618d**		10,000,000
2006/09	Security not traded		
2006/08	Security not traded		
2006/07	Security not traded		
2006/06	Security not traded		
2006/05	100.16i***		
2006/04	Security not traded		
2006/03	Security not traded		
2006/02	Security not traded		
2006/01	Security not traded		
2005/12	100.13i***		
2005/11	Security not traded		

Floating-rate bond (NatBkCan 5.24563% 04-09 16/10t)

Date	High (€)	Low (€)	Volume*
2006/10	100.17i***		
2006/09	Security not traded		
2006/08	Security not traded		
2006/07	Security not traded		
2006/06	Security not traded		
2006/05	100.08i***		
2006/04	Security not traded		
2006/03	Security not traded		
2006/02	Security not traded		
2006/01	Security not traded		
2005/12	100.10i***		
2005/11	Security not traded		

Floating-rate bond (NatBkCan 5.47375% 05-10 20/10t)

Date	High (€)	Low (€)	Volume*
2006/10	Security not traded		
2006/09	Security not traded		
2006/08	Security not traded		
2006/07	Security not traded		
2006/06	100.04i***		
2006/05	Security not traded		
2006/04	Security not traded		
2006/03	Security not traded		
2006/02	Security not traded		
2006/01	Security not traded		
2005/12	Security not traded		
2005/11	Security not traded		

Floating-rate bond (NatBkCan 5.52% 02-07 10/10t)

Date	High (€)	Low (€)	Volume*
2006/10	100.12i***		
2006/09	Security not traded		
2006/08	Security not traded		
2006/07	Security not traded		
2006/06	Security not traded		
2006/05	Security not traded		
2006/04	Security not traded		
2006/03	Security not traded		
2006/02	Security not traded		
2006/01	Security not traded		
2005/12	100.18i***		
2005/11	Security not traded		

Floating-rate bond (NatBkCan 5.625% 88-87 31/08s)

Date	High (€)	Low (€)	Volume*
2006/10	80.50i***		
2006/09	Security not traded		
2006/08	Security not traded		
2006/07	Security not traded		
2006/06	80.50i***		
2006/05	Security not traded		
2006/04	Security not traded		
2006/03	Security not traded		
2006/02	Security not traded		
2006/01	Security not traded		
2005/12	Security not traded		
2005/11	Security not traded		

Notes about prices and volumes for securities listed on the Luxembourg Stock Exchange:

* Volumes for Bank securities listed on the Luxembourg Stock Exchange are expressed in euros (€), and do not express the number of securities traded.

** The letter "d" after a monetary value indicates a block trade, i.e., any trade of a block of a security at an actual price, not a quote.

*** The letter "i" after a monetary value indicates a quote. As no securities were traded on the market, the quote assigns a value to the purchase made in the relevant month.

Credit Ratings

The table below provides the credit ratings assigned to the Bank's outstanding securities by the following rating agencies:

1. Moody's Investors Service, Inc.	Bank
Short-Term	P-1
Long-Term Bank Deposits	A1
Long-Term Senior Debt	A1
Long-Term Subordinated Debt	A2
Issuer Rating	A1
Financial Strength	B-

2. Standard & Poor's, a division of The McGraw-Hill Companies, Inc.	Bank
Short-Term Counterparty	A-1
Long-Term Counterparty	A
Senior Unsecured Debt	A
Subordinated Debt	A-
Commercial Paper (Canadian scale)	A-1 (Middle)
Commercial Paper (Global scale)	A-1
Preferred Stock (Canadian scale)	P-2 (High)
Preferred Stock (Global scale)	BBB+

3. Dominion Bond Rating Service Limited	Bank
Short-Term Instruments	R-1 (Mid)
Deposits and Senior Debt	AA (Low)
Subordinated Debt	A (High)
Cumulative Preferred Shares	Pfd-1 (Low)
Non-Cumulative Preferred Shares	Pfd-1 (Low)

4. Fitch Ratings Ltd.	Bank
Short-Term	F1
Long-Term	A+
Individual	B
Support	2

The ratings should not be construed as recommendations to buy, sell or hold Bank securities. Rating agencies may revise or withdraw their ratings at any time.

The definition of the different ratings as at October 31, 2006 was obtained from the websites of the respective rating agencies and is provided in Appendix A of this Annual Information Form.

Description of Notes

Nikkei 225 Protected Index Notes (2009) (NA.NT.J)

The Nikkei 225 Protected Index Notes (the "NA.NT.J Notes") will mature on April 30, 2009 ("NA.NT.J Maturity"). As at October 31, 2006, 1,100,000 NA.NT.J Notes had been issued at a price of $ 10 per Note. The NA.NT.J Notes may not be called for redemption by the Bank prior to NA.NT.J Maturity. At that date, each holder of NA.NT.J Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each NA.NT.J Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to NA.NT.J Maturity (rounded down to the nearest cent). No interest will be paid on NA.NT.J Notes, if any, except at NA.NT.J Maturity.

Nikkei 225 Protected Index Notes (2007) (NA.NT.K)

The Nikkei 225 Protected Index Notes (the "NA.NT.K Notes") will mature on March 30, 2007 ("NA.NT.K Maturity"). As at October 31, 2006, 1,000,000 NA.NT.K Notes were issued at a price of $ 10 per Note. The NA.NT.K Notes may not be called for redemption by the Bank prior to NA.NT.K Maturity. At that date, each holder of NA.NT.K Notes will receive in respect of each NA.NT.K Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each NA.NT.K Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to NA.NT.K Maturity (rounded down to the nearest cent). No interest will be paid on NA.NT.K Notes, if any, except at NA.NT.K Maturity.

PRIOR SALES

The Bank sold one subordinated debt securities issue during fiscal 2006. That issue is not listed on a Canadian stock market:

- Subordinated indebtedness (Series 4 Medium-Term Notes) totalling $500,000,000, sold in tranches, maturing on November 2, 2020, issued on November 2, 2005.

ESCROWED SECURITIES

The securities listed in the table below are, to the Bank's knowledge, all the voting securities of the Bank held in escrow:

Escrowed Securities

Designation of class	Number of Securities held in Escrow	Percentage of class
Common	476,119	0.29%

Note: The above-listed securities are held in escrow by First Republic Trust Company (as escrow agent), and are to be released from escrow as at such date on which all conditions precedent for their release are satisfied, including the absence of claims between the parties to the escrow agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Since November 1, 2001, the directors whose names appear on page 122 of the Annual Report of the Bank have held the principal functions described in the "Information on Nominees for Election to the Board of Directors" section of the Circular on pages 11 to 17. All directors hold office until their resignation or the election or appointment of their replacement, or until the close of the subsequent annual meeting of the Bank.

Executive Officers

Since November 1, 2001, the executive officers whose names appear on pages 123 and 124 of the Annual Report of the Bank have held various management, executive or senior executive positions at the Bank, except for:

Guy Benoit: (Québec, Canada)	from 1998 to 2003, Vice-President – Central District, Toronto-Dominion Bank
Chantal Brien: (Québec, Canada)	from 2003 to 2004, Associate Advisor, Société Conseil Mercer Ltée
Alain Brunet: (Québec, Canada)	from 1997 to 2003, Senior Vice-President, Marketing, and member of the Executive Committee, Standard Life Insurance Company of Canada; 2003, Senior Vice-President, Marketing and Sales, Individual Markets, and member of the Executive Committee, Standard Life Insurance Company of Canada; from 2003 to 2006, Senior Vice-President, Retail Markets, and member of the Executive Committee, Standard Life Insurance Company of Canada
Jean-François Bureau: (Québec, Canada)	from 2001 to 2002, Vice-President – Mezzanine Loans and Investments, EdgeStone Capital Partners Inc.; from 2002 to 2003, Senior Vice-President and Chief Financial Officer, Cable Satisfaction International Inc.
Linda Caty: (Québec, Canada)	from 2003 to 2004, Corporate Secretary, BCE Inc.
Diane Déry: (Québec, Canada)	from 2000 to 2005, General Manager, Business Financial Centre, Caisse Desjardins des Hautes-Marées (a credit union)
Pascal Duquette: (Québec, Canada)	from 1998 to 2004, International Equities Manager, Canadian National Railway (CN)

Pierre Fitzgibbon: (Québec, Canada)	from 2000 to 2002, Chief Executive Officer, New World PCS Limited, Hong Kong
Gary Flowers: (Ontario, Canada)	from 1997 to 2003, Vice-President, National Accounts Group, Commercial Banking, Toronto-Dominion Bank; from 2001 to 2004, Senior Vice-President, CBC King & Bay and National Accounts Group, Toronto-Dominion Bank; from 2004 to 2006, Senior Vice-President, National Accounts Group, Toronto-Dominion Bank
Lynn Jeanniot: (Québec, Canada)	from 1998 to 2002, Executive Director, Canadian Bankers' Institute
Alice Keung: (Québec, Canada)	from 2000 to 2003, Vice-President, Information Technology and Chief Information Officer, Air Canada
Nicolas Milette: (Québec, Canada)	from 1999 to 2001, Investment Advisor, RBC Dominion Securities Inc.
Ricardo Pascoe: (Ontario, Canada)	from 2000 to 2002, Executive General Manager – Americas, Commerzbank Capital Markets Corp., New York and Global Head of Fixed Income Trading and Global Head of Alternative Investment Strategies, Commerzbank Securities; from 2002 to 2003, Global Head of Markets, Commerzbank Securities, London, UK
Bernard Sévigny: (Québec, Canada)	from 1999 to 2006, Vice-President (Business Intelligence), DMR Consulting, a Fujitsu Company.

Shareholdings of Directors and Executive Officers

The directors and executive officers of the Bank, as a group, beneficially own, collectively, less than 2% of the outstanding common shares of the Bank.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Bank's knowledge, no director or executive officer of the Bank is, at the date of this Annual Information Form, or has been, within 10 years before the date of the Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

- Jean-François Bureau, who, in 2002, was head of Finance at Cable Satisfaction International Inc., for the purpose of supervising its restructuring, which included a 2003 filing for protection under the *Companies' Creditors Arrangement Act* (Canada);

- Gérard Coulombe, who was, until September 28, 2005, a board member of Centre International de Gestion de Projets G.P., a not-for-profit company, which was adjudged a bankrupt on September 29, 2005;

- Marcel Dutil, who was on the board of Total Containment, Inc. when it was placed under the protection of Chapter 11 (Bankruptcy) of the *United States Code* on March 4, 2004;

- Paul Gobeil, who, until November 12, 2001, served on the boards of BridgePoint International Inc. and its wholly owned subsidiary BridgePoint International (Canada) Inc. BridgePoint International (Canada) Inc. filed a proposal with its creditors on January 25, 2002. The TSX suspended trading on the shares of BridgePoint International Inc. on January 31, 2002 for failure to meet the listing requirements of the TSX. The shares of BridgePoint International Inc. were delisted from the TSX at the close of business on January 31, 2003; and

- Ms. Alice Keung, who was, until June 2003, an officer of Air Canada, which, on April 1, 2003, filed for protection under the *Companies' Creditors Arrangement Act* (Canada) and Chapter 11 (Bankruptcy) of the *United States Code*.

In addition, to the knowledge of the Bank, no director or executive officer of the Bank has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Furthermore, to the knowledge of the Bank, no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Moreover, in the opinion of the Bank, no disclosure of a settlement agreement entered into by a director or executive officer of the Bank before December 31, 2000 would likely be important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS

In March and April 2006, National Bank Securities Inc. ("NBSI") was ordered by the Autorité des marchés financiers (Quebec), the Ontario Securities Commission and the New Brunswick Securities Commission to pay administrative sanctions totalling $25,300 for failure to timely file an Annual Information Form in respect of five funds managed by NBSI. The sanctions were imposed after NBSI's argument that such filing was not necessary because of a prior exemption from the requirement to file public disclosure documents in respect of the funds was rejected further to a regulatory change that came into force after the exemption was granted.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University, Suite 700
Montreal, Quebec, Canada H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Internet: www.computershare.com

Mailing address:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

INTERESTS OF EXPERTS

Samson Bélair/Deloitte & Touche s.e.n.c.r.l. is the external auditor of the Bank. This firm has prepared the Auditors' Report to shareholders in respect of the Bank's consolidated financial statements.

INFORMATION ON THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Below please find the mandate of the Audit and Risk Management Committee of the Board. For additional information on this committee, please see the section entitled "Report of the Audit and Risk Management Committee" in the Circular.

Mandate

Mission and Main Responsibilities

The Audit and Risk Management Committee (the "Committee") assists the Board of Directors (the "Board") of National Bank of Canada (the "Bank") by:

a) reviewing the consolidated financial statements of the Bank, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness;
b) acting as intermediary between the Board and the independent oversight functions (Internal Audit, external audit and Corporate Compliance);
c) supervising the work of Internal Audit and Corporate Compliance;
d) carrying out a detailed review of risk management and risk management controls.

The external auditors of the Bank report directly to the Committee and report to the Board and to the Committee as representatives of the shareholders.

The Committee fulfills its responsibilities on behalf of the Board and the shareholders by assuming the duties and responsibilities set out in section 8 hereof.

Composition and Independence

The Committee is composed of no less than three members, who are appointed annually by the Board from among the directors of the Bank.

Each of the members of the Committee is "independent" within the meaning of Multilateral Instrument 52-110 respecting Audit Committees of the Canadian Securities Administrators (the "Instrument").

Each of the Committee members is "financially literate" within the meaning of the Instrument[1] and at least one member has "accounting or related financial expertise".

1. Chair

The Chair of the Committee is designated by the Board. If the designated Chair is unable to chair a meeting of the Committee, the Committee selects a Chair from one of the members of the Committee present for that meeting.

The Chair of the Committee may ask the Chairman of the Board to have certain matters for which the Committee is responsible submitted to the Board.

The duties of the Chair of the Committee are set out in the mandate of the Chair.

2. Secretary

The Secretary of the Bank, an Assistant Secretary, or any other person designated by the Secretary, acts as Secretary of the Committee.

3. Meetings and Calling of Meetings

Meetings of the Committee are held at least once per quarter, on the dates and at the times and places set by the Board. The members of the Committee are informed annually in writing thereof, without any further notice required.

An unscheduled meeting may be called at any time by the Chair of the Committee, the Chairman of the Board, the President and Chief Executive Officer, one of the members of the Committee, the Senior Vice President – Internal Audit, the Senior Vice-President – Risk Management, the Senior Vice-President – Finance, Technology and Corporate Affairs, or by the external auditors.

A notice specifying the purpose, place, date and time of each unscheduled meeting must be sent to each Committee member by mail or any other means of telephone or electronic communication no less than 24 hours before the time and date set for the meeting.

Unscheduled Committee meetings may be held without notice, when all Committee members are present or when the absent members provide a written waiver of notice of meeting.

Meetings of the Committee may be held by telephone or any other means which enables all participants to communicate with each other adequately and simultaneously. Persons participating in a meeting by telephone or any other means of communication are deemed to have attended the meeting.

The external auditors are entitled to receive the notices calling meetings of the Committee, to attend the audit portion thereof and to be heard at such meetings.

The Committee may call a meeting of the Board to discuss matters of interest to the Committee.

The Committee members meet in camera at the end of each regular Committee meeting under the direction of the Chair of the Committee.

(1) According to the Instrument, "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in reading the Bank's financial statements.

4. Quorum

A majority of the Committee members constitutes a quorum.

Quorum shall exist for the entire meeting so that the Committee members can legitimately deliberate and make decisions. However, any director who is not present at any particular time during the meeting for the purposes of subsection 203(1) of the *Bank Act* (Canada) (the "Act") (disclosure of interest) shall be considered as attending for the purposes of quorum.

Notwithstanding the foregoing, the decisions made by the Committee concerning matters submitted for its consideration shall be made by a majority vote of the members present. Should only two members be present and quorum be attained, decisions shall be unanimous.

5. Minutes

The minutes of each meeting of the Committee, duly approved by the Committee, are entered by the Secretary in a register kept specifically for that purpose.

Once approved, the minutes of each Committee meeting are submitted for information to the members of the Board at a subsequent meeting of the Board.

The Chair of the Committee makes an oral report on the deliberations of each meeting of the Committee at a subsequent meeting of the Board.

6. Vacancy

A vacancy on the Committee is filled by the Board as it deems appropriate. Failure to fill a vacancy does not invalidate the decisions of the Committee, provided there is a quorum.

7. Hiring of External Advisors

The Committee has the authority:

a) to engage legal counsel and other independent advisors as it determines necessary to carry out its duties;
b) to set and pay the compensation of any external advisors employed by the Committee; and
c) to communicate directly with the external auditors, the Senior Vice-President – Internal Audit, the Senior Vice-President – Risk Management, the Senior Vice-President – Finance, Technology and Corporate Affairs, the Vice-President – Corporate Compliance and any other member of management.

8. Duties and Responsibilities

The Committee has the following duties and responsibilities:

A) Finance and Corporate Affairs

Require management to implement and maintain appropriate internal control procedures, and review, evaluate and approve such procedures.

Review the effectiveness of the internal control policies and procedures of the Bank with the Senior Vice-President – Internal Audit, the Senior Vice-President – Finance, Technology and Corporate Affairs and the Vice-President – Corporate Compliance.

(i) **Internal Audit**

Ensure the independence and effectiveness of Internal Audit, in particular by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities and ensuring that it reports to an appropriate line level.

Review, annually, the mandate and the nature and scope of the work of Internal Audit, examine and approve its annual plan, and ensure that the function has the necessary resources to fulfill its mandate and responsibilities.

Review the quarterly and annual reports of Internal Audit and ensure that the necessary steps are taken to follow up on report recommendations.

Review, as required, the reports of the Senior Vice-President – Internal Audit on the major recommendations for which the recommended corrective action has not been taken.

Participate in drawing up a succession plan for the Senior Vice-President – Internal Audit, take cognizance of the recommendations of the President and Chief Executive Officer of the Bank with respect to the appointment or dismissal of the Senior Vice President–Internal Audit and make the appropriate recommendations to the Board thereon.

Assess the overall performance of the internal audit function, and assess the performance and participate in determining the compensation of the Senior Vice-President – Internal Audit.

Meet with the Senior Vice-President – Internal Audit without management being present.

Review any document required by the Superintendent of Financial Institutions and the recommendations made by regulatory authorities or the internal or external auditors and report thereon to the Board.

Ensure cooperation between the internal and external auditors of the Bank.

(ii) External Audit

Oversee the work of the external auditors appointed by the shareholders to express an opinion on the Bank's consolidated financial statements based on their audit or to perform other audit, review or attest services for the Bank, including the review of the interim consolidated financial statements and the resolution of disagreements between management and the external auditors regarding financial reporting.

Make recommendations to the Board of the Bank regarding the appointment of the external auditors and their compensation and review the nature and scope of their work.

Ensure that the scope of the audit plan is appropriate, i.e., that it is risk based and addresses major areas of concern.

Discuss with the external auditors the quality of the financial statements and ensure that the financial statements present fairly the financial position, results of operations and the cash flows of the Bank.

Review and discuss the written report of the external auditors detailing all factors that might have an impact on their independence and objectivity; recommend measures to be taken by the Board to ensure the independence of the external auditors.

Meet with the external auditors and management to discuss the annual consolidated financial statements, the documents required by the Superintendent of Financial Institutions or transactions that could adversely affect the financial well-being of the Bank.

Discuss with the external auditors the quality and acceptability of the accounting principles applied in preparing the consolidated financial statements.

Review the annual management letter from the external auditors of the Bank and follow up on the corrective action taken by management.

Meet regularly with the external auditors of the Bank without management being present.

Assess the overall performance of the external auditors, including all audit and non-audit services, and analyze the impact of such services on the independence of the auditors.

Adopt a policy and specific procedures for the engagement of external auditors to perform non-audit services and ensure the following conditions are met:

a) the pre-approval policies and procedures are detailed as regards the service required;
b) the Committee is informed of each non-audit service; and
c) the procedures do not include the delegation of Committee responsibilities to management.

These mandates as well as those not covered by the above policy must be approved by the Committee.

Review and approve the Bank's hiring policies regarding the partners, employees and former partners and employees of the present and former external auditors of the Bank.

(iii) Financial Reporting and Analysis

Review, on an annual basis, the mandate and the nature and scope of the work of Financial Analysis and ensure that the function has the necessary resources to fulfill its mandate and responsibilities.

Review the Bank's consolidated financial statements, MD&A and annual and interim earnings press releases and recommend their approval to the Board before this information is publicly disclosed.

Ensure that adequate procedures are in place to oversee the Bank's public disclosure of financial information extracted or derived from its consolidated financial statements and periodically assess the adequacy of those procedures.

Review such investments and transactions that could adversely affect the financial well-being of the Bank as the external auditors or any officer may bring to the Committee's attention.

Obtain from management information about material changes introduced by organizations such as stock exchanges or the Canadian Securities Administrators and changes to Canadian generally accepted accounting principles that could have an impact on the preparation and/or disclosure of the consolidated financial statements of the Bank and the financial statements of its subsidiaries and inform the Board accordingly, if applicable.

Review management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial position of the Bank and ensure that such material claims are properly disclosed in the consolidated financial statements.

Meet with representatives of the Superintendent of Financial Institutions at the request of that organization and report on such meeting to the Board.

(iv) Corporate Compliance

Ensure the independence and effectiveness of Corporate Compliance, in particular by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities and ensuring that it reports to an appropriate line level.

Review, on an annual basis, the mandate and the nature and scope of the work of Corporate Compliance and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review the Chief Compliance Officer's annual report on the Bank's level of compliance with applicable laws and regulations and other obligations, and recommend approval thereof to the Board.

Review, on an annual basis, the legislative compliance program and recommend approval thereof to the Board.

Review the annual and quarterly reports of Corporate Compliance on the status of compliance at the Bank.

Establish a policy and procedures for (i) the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters. Ensure that this policy is implemented and review it annually.

Review the Third Party Asset Administration and Management Risk Policy of the Bank and recommend the adoption or revision of the policy to the Board. Ensure that this policy is implemented and review it annually.

Review, as necessary, the report of Corporate Compliance on the irregularities or concerns related to accounting or auditing matters at the Bank that have been reported to the Ombudsman of the Bank, as well as the results of any related investigation. Examine the number of reported irregularities or concerns, regardless of whether or not they are founded.

Obtain information from Corporate Compliance on significant changes in laws and regulations, industry compliance issues, new trends and regulatory risks.

(v) Corporate Compliance at National Bank Financial Inc.

Review, on an annual basis, the mandate and the nature and scope of the work of Corporate Compliance at National Bank Financial Inc. and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review the quarterly report of the Ultimate Designated Person and the annual report of the Chief Compliance Officer of National Bank Financial Inc. with respect to compliance and non-financial risk management matters relating to National Bank Financial Inc. and determine what actions, if any, are necessary to address any compliance deficiencies identified in these reports.

B) Risk Management

Review, on an annual basis, the mandate of Risk Management and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Examine the certifications, declarations and/or reports required by a regulatory authority and that fall within the Committee's purview and recommend the approval thereof to the Board.

Require management to report to the Committee on the existence of an environment at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives. Report thereon to the Board.

Require management to report to the Committee on the fact that the Bank is "in control", i.e., that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes, that such processes are carried out in a control environment, that significant problems are identified, and that management takes action to address them; and report thereon to the Board.

Examine the quarterly reports by Risk Management on:

a) the status of credit, market, liquidity and operational risk at the Bank;
b) the model and quantification of the Bank's general allowance;
c) changes in work related to operational and reputational risk management (quantitative and qualitative);
d) compliance with policies on:
   - operational risk management
   - outsourcing
   - reputational risk resulting from complex structured finance transactions

(i) Risk Management

Review and approve the overall risk philosophy and risk tolerance of the Bank.

Understand the significant risks to which the Bank is exposed and the techniques used to measure and manage those risks.

Review and recommend to the Board the adoption of policies for managing significant risks, notably policies related to credit risk, market risk, structural risk, reputational risk, fiduciary risk and operational risk including outsourcing risk. Ensure that these policies are implemented and review them at least once a year.

Require that management report to the Committee on the existence at the Bank of a process for proactively detecting, assessing and managing material risks and on compliance with policies and control measures. Report thereon to the Board.

(ii) Capital, Liquidity and Funding Management

Understand the Bank's capital, liquidity and funding needs.

Review liquidity and funding management and capital management policies and recommend their adoption to the Board. Ensure these policies are implemented and review them at least once a year.

Require management to report to the Committee on the existence at the Bank of capital, liquidity and funding management processes and on compliance with policies and control measures. Report thereon to the Board.

(iii) Credit

Subject to the fourth paragraph of this subsection, approve the credits of clients, by borrower and by group of borrowers, that exceed the powers delegated to Bank officers and which are defined in the credit risk management policies of the Bank.

Review and recommend to the Board, subject to the provisions set out in section 497 of the Act(2), any transaction between the Bank and a related party as defined in the Act, except transactions of nominal or immaterial value, personal loans, mortgage loans, lines of credit and financial services granted to officers, as set out in the Conditions of loans and financial services applicable to transactions with senior officers and their related parties, which forms an integral part of the Policy Governing the Management and Monitoring of National Bank of Canada Related Party Transactions.

Review changes in impaired loans, ensure that they are monitored and approve the taking of provisions for any impaired loan in accordance with the rules set forth in the Bank's Credit Risk Management Policy.

Approve the uncommitted credit facilities of financial institutions, governments, corporations and other similar Canadian or foreign borrowers, arranged by the Bank for internal control, which exceed the loaning limits of Bank officers.

Review reports analyzing the economic situation of a given sector of activity in which the Bank has a certain exposure and review portfolio limits in this sector of activity based on management's recommendations.

Review the quarterly reports of the Bank on credit losses and impaired loans.

(iv) Basel Accord

Ensure that rigour and discipline are incorporated into risk management policies, operational controls and credit risk reports and report thereon to the Board.

Review and recommend all material aspects of risk rating systems and related parameters to the Board for approval.

Receive, at least once a year, a report on the efficiency of the Bank's risk rating systems and related parameters and report thereon to the Board.

C) Varia

Act as an audit and risk management committee for Natcan Trust Company or, if necessary, for any other subsidiary of the Bank where allowed under its incorporating act, and exercise all the duties incumbent upon such committee in accordance with the *Trust and Loan Companies Act* or any other applicable legislative or regulatory provision.

Regularly assess the performance and effectiveness of the Committee and periodically review its mandate.

Exercise any other duty assigned to it by the Board and submit to the Board the recommendations it deems appropriate with respect to matters that fall within its purview.

(2) Any related party transaction must receive Board approval if such transaction results in increasing the aggregate loan and guarantees granted by the Bank or its subsidiaries to a related party to more than 2% of the regulatory capital of the Bank.

ADDITIONAL INFORMATION

Additional information on the Bank is available on its website at www.nbc.ca and on the System for Electronic Documents Analysis and Retrieval (SEDAR) website at www.sedar.com. The Bank's financial information appears in the consolidated financial statements and in Management's Discussion and Analysis for the most recently completed fiscal year, both of which are part of the Annual Report. The Annual Report is available on SEDAR.

The Bank will to provide to any person, upon request, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements together with the accompanying auditor's report and Management's Discussion and Analysis for the 2006 fiscal year, a copy of any subsequent quarterly report, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular, enclosed with the Notice of the Annual Meetings of Shareholders for the meetings scheduled for March 7, 2007, contains additional information such as the compensation and indebtedness of directors and executive officers, the principal holders of Bank Securities and stock options. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 De La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

APPENDIX A: NOTES

1. Moody's Investors Service, Inc. ("Moody's")

Short-Term P-1
Issuers rated Prime-1 (or supporting institutions) have a superior ability to repay short-term debt obligations.

Long-Term Bank Deposits A1
Banks rated A for deposits offer good credit quality. However, elements may be present that suggest a susceptibility to impairment over the long term.

Long-Term Senior Debt A1
Obligations rated A are considered upper-medium grade and are subject to very low credit risk. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category.

Long-Term Subordinated Debt A2
Obligations rated A are considered upper-medium grade and are subject to very low credit risk. The modifier 2 indicates a mid-range ranking.

Issuer Rating A1
Determines the ability of the Bank to honour senior unsecured financial obligations and contracts. Obligations rated "A" are considered upper medium grade and are subject to low credit risk.

Financial Strength B-
Banks rated "B" possess strong intrinsic financial strength. Typically, they will be institutions with valuable and defensible business franchises, good financial fundamentals, and a predictable and stable operating environment.

Moody's appends numerical modifiers "1," "2" and "3" to each generic rating classification from "Aa" through "Caa." The modifier "1" indicates that the obligation ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates a ranking in the lower end of that generic rating category.

A "+" modifier is appended to ratings below the "A" category and a "-" modifier is appended to ratings above the "E" category to distinguish those banks that fall in intermediate categories.

2. Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's")

A
An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

P2 (High) corresponds to BBB+
An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Plus (+) or minus (-)
The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A-1
A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

A-1 (Mid)
Short-term obligations rated "A-1 (Mid)" reflect a strong capacity for the obligor to meet its financial commitment on the obligation. Obligations rated "A-1 (Mid)" on the Canadian commercial paper rating scale would qualify for a rating of "A1" on Standard & Poor's global short-term rating scale.

3. Dominion Bond Rating Service Limited ("DBRS")

Short-Term Debt
The DBRS® short-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high," "middle," and "low."

R-1 (Middle)
Short-term debt rated "R-1 (middle)" is of superior credit quality and, in most cases, ratings in this category differ from "R-1 (high)" credits by only a small degree. Given the extremely tough definition DBRS has established for the "R-1 (high)" category, entities rated "R-1 (middle)" are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

AA (Low) and A (High)
The DBRS® long-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The "AAA" and "D" categories do not utilize "high," "middle" and "low" as different grades.

Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Long-term debt rated "A" is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of "AA" rated entities. While "A" is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated entities.

Pfd-1 (low)
The DBRS® preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories.

4. Fitch Ratings Ltd. ("Fitch Ratings")

Short-Term F1
A short term rating has a time horizon of less than 12 months for most obligations or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet commitments in a timely manner. International credit ratings assess the capacity to meet foreign or local currency commitments. Both "foreign currency" and "local currency" ratings are internationally comparable assessments.

An "F1" rating indicates the strongest capacity for timely payment of financial commitments.

Long-Term
International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

A+
High credit quality. An "A" rating denotes a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Individual
Individual ratings are assigned only to banks. These ratings, which are internationally comparable, attempt to assess how a bank would be viewed if it were entirely independent and could not rely on external support. These ratings are designed to assess a bank's exposure to, appetite for, and management of risk, and thus represent the view of Fitch Ratings regarding the likelihood that a bank would run into significant difficulties such that it would require support.

The principal factors analyzed to evaluate a bank and determine these ratings include profitability and balance sheet integrity (including capitalization), franchise, management, operating environment, and prospects. Consistency is also an important consideration.

B
A "B" rating denotes a strong bank. There are no major concerns regarding the bank. Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Support 2
A "2" rating denotes a bank for which there is a high probability of external support. The potential provider of support is highly rated in its own right and has a high propensity to provide support to the bank in question. This probability of support indicates a minimum long-term rating floor of "BBB-."

NATIONAL
BANK
OF CANADA

www.nbc.ca





NATIONAL
BANK
OF CANADA

Minutes

MINUTES of the Annual Meeting of Holders of Common Shares of NATIONAL BANK OF CANADA held at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, on Wednesday, March 8, 2006, at 9:30 a.m. (the "Meeting").

Jean Douville, Chairman of the Board of Directors (the "Board") of National Bank of Canada (the "Bank"), welcomed the shareholders and introduced the Chairs of the Committees of the Board. He stated that, in accordance with the By-Laws of the Bank, the Board had designated him to act as Chairman of the Meeting and Linda Caty, Vice-President and Corporate Secretary, to act as Secretary of the Meeting. The Chairman of the Meeting then informed the shareholders of the program for the Meeting and pointed out that this year the funds usually allotted for the buffet served after the Meeting would instead be donated to the Quebec Breakfast Club.

ATTESTATION OF QUORUM AND APPOINTMENT OF SCRUTINEERS

The Chairman of the Meeting noted that the required quorum of 10 shareholders, present or represented by proxy, had been achieved and declared the Meeting properly constituted.

The Chairman of the Meeting reminded the shareholders that a copy of the Minutes of the previous annual meeting had been sent to them with the Management Proxy Circular (the "Circular"). He confirmed that the Minutes had been entered in the records of the Bank, as required by law.

The Chairman of the Meeting appointed Josée Legault and Suzanne Bourgouin from National Bank Trust Inc. to act as Scrutineers during the Meeting.

RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

The Chairman of the Meeting invited the shareholders to view an audio-visual presentation on the financial results for the financial year ended October 31, 2005 and the first quarter of 2006.

The Chairman of the Meeting declared received the consolidated financial statements of the Bank for the financial year ended October 31, 2005 and the related auditors' report.

ADDRESS BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Réal Raymond began his address[1] by noting that the results for the financial year ended October 31, 2005 and the first quarter of fiscal 2006 confirmed that National Bank was fulfilling its mission with ever greater success.

In closing, Mr. Raymond indicated that the key to success for a services firm like the Bank depended on the balance it was able to strike between the expectations of employees, clients, fellow citizens, shareholders and other stakeholders.

REVIEW OF GENERAL PRACTICES GOVERNING VOTING

Linda Caty reviewed the general voting procedure. In particular, she explained that a proposal had to be included in the Circular for it to be presented, discussed and voted upon at the Meeting, and that the voting on each of the proposals would proceed by way of secret ballot.

PRESENTATION OF MANAGEMENT PROPOSALS[2]

ELECTION OF DIRECTORS

The Chairman of the Meeting stated that, in accordance with a resolution passed by the Board, the number of Directors to be elected was 14.

Dominic Paradis, a shareholder of the Bank, moved that the following nominees be proposed as Directors of the Bank until the subsequent annual meeting: Lawrence S. Bloomberg, Pierre Bourgie, André Caillé, Gérard Coulombe, Bernard Cyr, Shirley A. Dawe, Nicole Diamond-Gélinas, Jean Douville, Marcel Dutil, Jean Gaulin, Paul Gobeil, Réal Raymond, Roseann Runte and Marc P. Tellier. Manon Gilbert, a shareholder of the Bank, seconded this motion.

The Chairman of the Meeting invited the shareholders to vote on Management's first proposal.

APPOINTMENT OF AUDITOR

Anne Rousseau, a shareholder of the Bank, moved that the accounting firm of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. be appointed to act as sole auditor of the Bank for the financial year beginning on November 1, 2005 and ending on October 31, 2006. Éric Van de Velde, a shareholder of the Bank, seconded the motion.

The Chairman of the Meeting invited the shareholders to vote on Management's second proposal.

PRESENTATION OF SHAREHOLDER PROPOSALS

The Chairman of the Meeting indicated to the shareholders that the Bank had received, by the prescribed deadline, requests from the following two shareholders – the Mouvement d'éducation et de défense des actionnaires (MÉDAC) and Mr. Lowell Weir – to include proposals in the Circular for presentation at the Meeting.

Before proceeding with the presentation, discussion and voting on the shareholder proposals, the Chairman of the Meeting outlined certain guidelines to be followed. He referred the shareholders to the Circular for the Bank's position on these proposals.

FIRST SHAREHOLDER PROPOSAL

The Chairman of the Meeting invited Mr. Yves Michaud, a representative of MÉDAC, to present the first shareholder proposal.

Mr. Michaud presented the first shareholder proposal, namely that the Bank include in its Annual Report the financial statements of its subsidiaries in tax havens.

The Chairman of the Meeting invited the shareholders to vote on the first shareholder proposal.

SECOND SHAREHOLDER PROPOSAL

MÉDAC, represented by Mr. Yves Michaud, proposed that any increase in the compensation of executive officers, as well as awards of stock options, pensions and benefits payable upon termination of employment be submitted for approval to shareholders before becoming effective.

The Chairman of the Meeting invited the shareholders to vote on the second shareholder proposal.

THIRD SHAREHOLDER PROPOSAL

At the invitation of the Chairman of the Meeting, Mr. Lowell Weir presented the third shareholder proposal, namely that the termination of employment policy adopted by the Board on November 30, 2000 be eliminated immediately.

The Chairman of the Meeting invited the shareholders to vote on the third shareholder proposal.

FOURTH SHAREHOLDER PROPOSAL

Mr. Lowell Weir presented the fourth shareholder proposal, namely that the minutes of the Annual Meeting of Shareholders be recorded in much greater detail and be submitted to shareholders for approval at the subsequent annual meeting.

The Chairman of the Meeting invited the shareholders to vote on the fourth shareholder proposal.

(1) *A copy of this address was entered in the records of the Bank and is available on request.*

(2) *The texts of the management and shareholder proposals and the Bank's position are presented in their entirety in the Circular.*

RESULTS OF VOTES ON MANAGEMENT'S PROPOSALS

Following receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the results of the votes on the following proposals:

Election of Directors
The Chairman of the Meeting announced that all the nominees for the position of Director had been elected with at least 97.3% of the votes cast.

Appointment of auditor
The Chairman of the Meeting announced that 99.3% of the votes had been cast FOR this proposal.

QUESTION PERIOD

The Chairman of the Meeting introduced the members of the Bank's Executive Committee and gave the floor over to Réal Raymond for the question period, which dealt primarily with the following topics:

- the shares repurchased by the Bank;
- the segments with the strongest growth and earnings potential;
- shareholders' right to intervene at the Annual Meeting during the receipt of the financial statements and the election of Directors, not just during the question period;
- the information disclosed in the Circular regarding the directorships of Board Members;
- the possibilities of a merger with or acquisition of other financial institutions;
- recognition of the solid work done by Bank employees;
- the representations made by the Bank before the Department of Finance Canada and federal government agencies regarding changes to the *Bank Act*;
- changes to certain banking operations, particularly with regard to cheque imaging;
- Chinese walls and the stock recommendations of brokerage firms; and
- the sum invested by a subsidiary in a trust of which it is the settlor.

RESULTS OF VOTING ON SHAREHOLDER PROPOSALS

PROPOSALS PRESENTED BY MÉDAC

First Shareholder Proposal – Including the financial statements of the Bank's subsidiaries in tax havens in the Bank's Annual Report
The Chairman of the Meeting announced that 94.8% of the votes had been cast AGAINST this proposal.

Second Shareholder Proposal – Submitting increases in the compensation of executive officers, as well as awards of stock options, pensions and benefits payable upon termination of employment to shareholders for approval before they become effective
The Chairman of the Meeting announced that 93.1% of the votes had been cast AGAINST this proposal.

PROPOSALS PRESENTED BY MR. LOWELL WEIR

Third Shareholder Proposal – Immediately eliminating the termination of employment policy adopted by the Board on November 30, 2000
The Chairman of the Meeting announced that 90.6% of the votes had been cast AGAINST this proposal.

Fourth Shareholder Proposal – Drafting more detailed minutes of the Annual Meeting and submitting them to shareholders for approval at the subsequent annual meeting
The Chairman of the Meeting announced that 95.8% of the votes had been cast AGAINST this proposal.

ADJOURNMENT OF THE MEETING

The question period having ended and there being no further business, the Chairman of the Meeting thanked the shareholders and, on behalf of the Board, congratulated Réal Raymond as well as the management and employees of the Bank for their excellent work. He then declared the Meeting adjourned.

Chairman

Secretary

File No. 82-3764





NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
NOTICE OF SPECIAL MEETING OF FIRST PREFERRED SHAREHOLDERS

Date: **Wednesday, March 7, 2007**
Time: **9:30 a.m. (EST)**
Place: **Fairmont The Queen Elizabeth Hotel**
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada

Business of the Annual and Special Meeting of Common Shareholders:

1. Receipt of the consolidated financial statements for the financial year ended October 31, 2006 and the auditor's report thereon;
2. Election of directors;
3. Appointment of auditor;
4. Consideration of and, where applicable, confirmation by resolution of an amendment to Section 4.5 of By-Law I of the Bank to fix the quorum for meetings of the Board of Directors to a majority of the directors in office (resolution presented in the "Amendment to Section 4.5 of By-Law I of the Bank" section of the Management Proxy Circular (the "Circular");
5. Consideration of and, where applicable, confirmation by special resolution of an amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued (special resolution presented in the "Amendment to Section 1 of By-Law II of the Bank" section of the Circular);
6. Consideration of and, where applicable, confirmation by resolution of an increase in the number of common shares reserved for the Bank's Stock Option Plan (the "Stock Option Plan") and an amendment to Section 5 of said plan reflecting such change (resolution presented in the "Increase in the Number of Reserved Shares" section of the Circular);
7. Consideration of and, where applicable, confirmation by resolution of an amendment to Section 13 of the Bank's Stock Option Plan, "Amendment and Termination of the Plan" (resolution presented in the "Amendment Procedure for the Stock Option Plan" section of the Circular);
8. Consideration of and, where applicable, confirmation by resolution of an amendment to Subsection 2(n) and Paragraph 6(b)(i) of the Bank's Stock Option Plan to authorize conditional expiration dates, in certain circumstances, for options granted by the Bank under said plan (resolution presented in the "Conditional Expiration Dates" section of the Circular);
9. Consideration of the shareholder proposals, as set out in Schedule A to the Circular; and
10. Consideration of any other business as may be properly brought before the Meeting.

Business of the Special Meeting of First Preferred Shareholders:

1. Consideration of and, where applicable, confirmation by special resolution of an amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued (special resolution presented in the "Amendment to Section 1 of By-Law II of the Bank" section of the Circular).

Holders of record of common shares and First Preferred Shares of National Bank of Canada at 5:00 p.m. (EST) on January 16, 2007 are entitled to receive a Notice of Meeting. As at that date, 162,544,220 common shares and 16,000,000 First Preferred Shares of the Bank were issued and outstanding. Each holder of common shares and each holder of First Preferred Shares is entitled to cast one vote per share held on each of the items indicated in the Notice of Meeting related to their respective class of shares, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 16, 2007

Shareholders who are unable to attend the meetings are requested to complete, date and sign the appropriate form of proxy. Proxies should be returned in the postage-paid envelope provided, or by mail to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or forwarded by fax to 1-866-249-7775. In order to be valid, forms of proxy must reach Computershare Trust Company of Canada no later than 5:00 p.m. (EST) on March 5, 2007.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please contact the proxy solicitation firm Georgeson Shareholder Communications Canada Inc. by calling 1-866-288-5879.

File No. 82-3764



Notice of Annual and Special Meeting of Common Shareholders

Notice of Special Meeting of First Preferred Shareholders

March 7, 2007

Management Proxy Circular

Your participation is important.
Please take a few minutes to vote


NATIONAL
BANK
OF CANADA

January 16, 2007

Dear Shareholder,

You are cordially invited to join the members of the Board of Directors and management for the Annual and Special Meeting of Common Shareholders and the Special Meeting of First Preferred Shareholders of National Bank of Canada, to be held at 9:30 a.m. (EST) on Wednesday, March 7, 2007 at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada.

The event is an opportunity for us to present the results of National Bank of Canada and its current projects and, above all, for you to voice your opinion on the matters put to a vote at these Meetings.

Your participation is important to us. If you cannot attend in person, you can nonetheless express your opinion on the matters put to a vote by using the forms of proxy or voting instructions forms enclosed with the Management Proxy Circular.

The matters that will be put to a vote at these Meetings are detailed for your consideration in the enclosed Management Proxy Circular. Please read this information carefully.

There will be a live webcast of these Meetings in the Investor Relations section of National Bank of Canada's website at www.nbc.ca.

Sincerely,

Jean Douville
Chairman of the Board

Réal Raymond
President and Chief Executive Officer



NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
NOTICE OF SPECIAL MEETING OF FIRST PREFERRED SHAREHOLDERS

Date: **Wednesday, March 7, 2007**
Time: **9:30 a.m. (EST)**
Place: **Fairmont The Queen Elizabeth Hotel**
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada

Business of the Annual and Special Meeting of Common Shareholders:

1. Receipt of the consolidated financial statements for the financial year ended October 31, 2006 and the auditor's report thereon;
2. Election of directors;
3. Appointment of auditor;
4. Consideration of and, where applicable, confirmation by resolution of an amendment to Section 4.5 of By-Law I of the Bank to fix the quorum for meetings of the Board of Directors to a majority of the directors in office (resolution presented in the "Amendment to Section 4.5 of By-Law I of the Bank" section of the Management Proxy Circular (the "Circular");
5. Consideration of and, where applicable, confirmation by special resolution of an amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued (special resolution presented in the "Amendment to Section 1 of By-Law II of the Bank" section of the Circular);
6. Consideration of and, where applicable, confirmation by resolution of an increase in the number of common shares reserved for the Bank's Stock Option Plan (the "Stock Option Plan") and an amendment to Section 5 of said plan reflecting such change (resolution presented in the "Increase in the Number of Reserved Shares" section of the Circular);
7. Consideration of and, where applicable, confirmation by resolution of an amendment to Section 13 of the Bank's Stock Option Plan, "Amendment and Termination of the Plan" (resolution presented in the "Amendment Procedure for the Stock Option Plan" section of the Circular);
8. Consideration of and, where applicable, confirmation by resolution of an amendment to Subsection 2(n) and Paragraph 6(b)(i) of the Bank's Stock Option Plan to authorize conditional expiration dates, in certain circumstances, for options granted by the Bank under said plan (resolution presented in the "Conditional Expiration Dates" section of the Circular);
9. Consideration of the shareholder proposals, as set out in Schedule A to the Circular; and
10. Consideration of any other business as may be properly brought before the Meeting.

Business of the Special Meeting of First Preferred Shareholders:

1. Consideration of and, where applicable, confirmation by special resolution of an amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued (special resolution presented in the "Amendment to Section 1 of By-Law II of the Bank" section of the Circular).

Holders of record of common shares and First Preferred Shares of National Bank of Canada at 5:00 p.m. (EST) on January 16, 2007 are entitled to receive a Notice of Meeting. As at that date, 162,544,220 common shares and 16,000,000 First Preferred Shares of the Bank were issued and outstanding. Each holder of common shares and each holder of First Preferred Shares is entitled to cast one vote per share held on each of the items indicated in the Notice of Meeting related to their respective class of shares, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 16, 2007

Shareholders who are unable to attend the meetings are requested to complete, date and sign the appropriate form of proxy. Proxies should be returned in the postage-paid envelope provided, or by mail to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or forwarded by fax to 1-866-249-7775. In order to be valid, forms of proxy must reach Computershare Trust Company of Canada no later than 5:00 p.m. (EST) on March 5, 2007.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please contact the proxy solicitation firm Georgeson Shareholder Communications Canada Inc. by calling 1-866-288-5879.

Table of Contents

SECTION 1 | Voting Information

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of National Bank of Canada (the "Bank") of proxies to be used at the Annual and Special Meeting of Common Shareholders and the Special Meeting of First Preferred Shareholders of the Bank (the "Meetings") for the purposes indicated in the Notice of Meeting, to be held at 9:30 a.m. (EST) on Wednesday, March 7, 2007, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada, and at any continuation thereof after an adjournment. The solicitation of proxies will be done by mail, by fax, by telephone or in person. Employees, officers, directors or agents of the Bank will solicit the proxies. The Bank will use the services of a proxy solicitation firm, Georgeson Shareholder Communications Canada Inc. The fees for the services provided by this firm will be paid by the Bank, and are estimated to be approximately $34,000.

Voting Rights of Common and First Preferred Shares

Holders of record of common shares and holders of record of First Preferred Shares of the Bank at 5:00 p.m. (EST) on January 16, 2007, or their duly authorized attorneys, are entitled to receive a Notice of Meeting and to vote at the Meetings on the matters set out in their respective Notice of Meeting. After such date, any persons who acquire common shares or First Preferred Shares of the Bank must request, no later than 10 days before the date of the Meetings, that their name be included on the register of shareholders of the Bank in order to be entitled to vote. To do so, they must contact the transfer agent of the Bank, Computershare Trust Company of Canada, in writing at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or by telephone at 1-888-838-1407.

As at January 16, 2007, the date the register of shareholders of the Bank was closed, 162,544,220 common shares and 16,000,000 First Preferred Shares of the Bank were issued and outstanding.

Holders of common shares and First Preferred Shares are entitled to cast one vote per share held on the matters set out in their respective Notice of Meeting. However, the *Bank Act* (Canada) (the "Act") contains provisions specifically prohibiting the exercise of voting rights attached to shares of the Bank held by a government, be it the government of Canada or of a province or of a foreign country, as well as any agency thereof.

To the knowledge of the directors and officers of the Bank, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over common shares or First Preferred Shares carrying more than 10% of the voting rights attached to the common shares or First Preferred Shares of the Bank.

Holders of common shares or First Preferred Shares of the Bank may vote in person at the Meetings or may complete, sign and return the appropriate form of proxy. These forms of proxy authorize a proxyholder to represent and vote on behalf of the holder of common shares or First Preferred Shares at the Meetings.

Non-registered Shareholders

The names of shareholders whose shares are held in the name of a broker or other intermediary ("non-registered shareholders") do not appear on the register of shareholders of the Bank.

To exercise the voting rights attached to the shares they hold, non-registered shareholders who do not wish to attend the Meetings must:

- complete the voting instructions form sent to them by their broker or by any other intermediary in accordance with the instructions provided on the form; and
- return their voting instructions to their broker or other intermediary in one of the ways provided for on the form.

To vote in person at the Meetings, non-registered shareholders must:

- insert their name as the proxyholder in the space provided for this purpose on the voting instructions form; and
- return the voting instructions form to their broker or other intermediary in one of the ways provided for on the form.

SECTION 1 | Voting Information (cont.)

Appointment of Proxyholders

The proxyholders designated in the forms of proxy are directors of the Bank. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the forms of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of the person chosen in the blank space provided. If the shareholder is a legal entity, an estate or a trust, the appropriate form of proxy must be signed by a duly authorized officer or attorney. A proxyholder is not required to be a shareholder of the Bank. In order to be valid, the forms of proxy must be returned in the postage-paid envelope provided, or by mail to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or forwarded by fax to 1-866-249-7775, no later than 5:00 p.m. (EST) on March 5, 2007.

Voting by Proxy

Common shares or First Preferred Shares represented by a proxy are to be voted by the proxyholder designated in the form of proxy in accordance with the instructions given.

If no instructions are given, the voting rights attached to the common shares or First Preferred Shares will be exercised by the proxyholder who is a director of the Bank as follows:

- **FOR** the election of all nominees proposed as directors;
- **FOR** the appointment of the auditor;
- **FOR** the amendment to Section 4.5 of By-Law I of the Bank to fix the quorum for meetings of the Board of Directors (the "Board") to a majority of the directors in office;
- **FOR** the amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued;
- **FOR** the increase in the number of common shares reserved for the Bank's Stock Option Plan and the amendment to Section 5 of said plan reflecting such change;
- **FOR** the amendment to Section 13 of the Stock Option Plan, "Amendment and Termination of the Plan";
- **FOR** the amendment to Subsection 2(n) and Paragraph 6(b)(i) of the Stock Option Plan to authorize conditional expiration dates, in certain circumstances, for options granted by the Bank under said plan;
- **FOR** shareholder proposal No. 1 set out in Schedule A to the Circular; and
- **AGAINST** shareholder proposal Nos. 2 to 10 set out in Schedule A to the Circular.

If no instructions are given, any other proxyholder will have discretionary authority when exercising the voting rights attached to the common shares or First Preferred Shares concerning these matters.

The proxy confers, on the proxyholder designated therein, discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meetings. Any proxy previously given is thereby revoked.

As at the date hereof, management of the Bank is not aware of any amendment or other matter which may properly come before the Meetings.

Revocation of Proxies

Shareholders may revoke their proxy by delivering a written notice to that effect signed by them or by their duly authorized agents to:

- the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than 5:00 p.m. (EST) on the last business day preceding the date of the Meetings, namely, March 6, 2007, or any continuation thereof after an adjournment; or
- the Chairman of the Meetings on the day of the Meetings, or any continuation thereof after an adjournment.

Confidentiality of Votes

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meetings by Computershare Trust Company of Canada, transfer agent and registrar of the Bank. Computershare Trust Company of Canada submits a copy of a form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when necessary to comply with legal requirements.

Consolidated Financial Statements and Auditor's Report

The consolidated financial statements of the Bank for the year ended October 31, 2006 and the auditor's report thereon are included in the Annual Report of the Bank, which is available on the Bank's website (www.nbc.ca) and on the website of the System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com).

Election of Directors

Management of the Bank recommends voting **FOR** the election of all the nominees to the Board whose names and biographies are presented in the "Information on Nominees for Election to the Board of Directors" section of the Circular. This section highlights the professional experience of the nominees and presents the names of the reporting issuers on whose boards the nominees currently serve or have served as directors in the past five years.

All directors elected at the Annual and Special Meeting of Common Shareholders will hold office until their resignation or the election or appointment of their replacement, or until the close of the subsequent Annual Meeting of the Bank.

The Bank has introduced majority voting, which will apply for purposes of electing nominees as directors. For more information on majority voting, refer to the "Majority Voting" heading in the "Report of the Conduct Review and Corporate Governance Committee" section of the Circular.

Appointment of Auditor

On the advice of the Audit and Risk Management Committee and of the Board, management of the Bank recommends voting **FOR** the appointment of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. ("SB/DT") as auditor of the Bank for the year commencing November 1, 2006 and ending October 31, 2007.

SB/DT has served as auditor of the Bank during the previous five financial years. PricewaterhouseCoopers LLP also served as auditor of the Bank in 2002 and 2003.

The resolution regarding the appointment of the auditor must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

For more information on the auditor's fees in the past two financial years, refer to the "Report of the Audit and Risk Management Committee" section of the Circular.

Amendment to Section 4.5 of By-Law I of the Bank

Under the Act, the quorum required to hold Board meetings may be determined in the by-laws. Accordingly, Section 4.5 of By-Law I of the Bank provides that eight directors in office shall constitute a quorum for Board meetings.

On December 14, 2006, the Board adopted a resolution to amend Section 4.5 of By-Law I of the Bank, whereby a majority of the directors in office would constitute the quorum required for Board meetings.

The Board considers that a quorum consisting of a majority of the directors holding office is a good corporate governance practice, as such a quorum can be adjusted to reflect the number of directors in office. Moreover, the currently required quorum, namely, eight directors in office, was determined at a time when the Board was much larger. In fact, in recent years, the Board of the Bank has decreased in size pursuant to the recommendations of the Canadian Securities Administrators ("CSA") and other bodies that promote corporate governance best practices.

The resolution to amend the quorum required for meetings of the Board must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Management of the Bank recommends voting **FOR** the amendment to Section 4.5 of By-Law I of the Bank to fix the quorum for meetings of the Board to a majority of the directors in office.

The resolution is as follows:

WHEREAS Section 4.5 of By-Law I of the Bank provides that eight directors in office shall constitute a quorum;

WHEREAS, on December 14, 2006, the Board of Directors of the Bank passed a resolution to amend Section 4.5 of By-Law I of the Bank whereby a majority of the directors in office would constitute the quorum for meetings of the Board;

WHEREAS this amendment shall come into force only upon being confirmed by a resolution of the holders of Common Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT Section 4.5 of By-Law I of the Bank, approved by the Board of Directors of the Bank on December 14, 2006 and described below, be confirmed:

"Section 4.5 Quorum

A majority of the directors in office shall constitute a quorum.

Business submitted at any meeting of the directors shall be decided by a majority vote of the directors present."

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect hereto.

Amendment to Section 1 of By-Law II of the Bank

Section 1 of By-Law II of the Bank provides that First Preferred Shares may be issued for an aggregate consideration of not more than $1,000,000,000.

As at October 31, 2006, $400,000,000 in First Preferred Shares of the Bank were outstanding. In addition, other First Preferred Shares were created and reserved for future issue by the Bank through two innovative capital instruments, namely, $225,000,000 in units of NBC Capital Trust, which are convertible and exchangeable under certain conditions into First Preferred Shares of the Bank, and US $300,000,000 in First Preferred Shares of NB Capital Corporation, a subsidiary of the Bank, which are convertible under certain conditions into First Preferred Shares of the Bank. Consequently, the aggregate consideration limit fixed at $1,000,000,000 for the issue of First Preferred Shares has almost been reached.

In order to allow the Bank the necessary flexibility to optimize its capital structure, on December 14, 2006, the Board adopted a resolution to amend the description of authorized share capital in order to increase to $5,000,000,000 the aggregate consideration limit for which First Preferred Shares may be issued.

Special Resolutions of Holders of Common Shares

Special resolutions authorizing an increase in the aggregate consideration limit for which First Preferred Shares may be issued must be adopted by two thirds of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Management of the Bank recommends voting FOR the amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued.

The special resolutions are as follows:

WHEREAS Section 1 of By-Law II of the Bank provides that First Preferred Shares may be issued for an aggregate consideration of not more than $1,000,000,000;

WHEREAS on December 14, 2006, the Board of Directors of the Bank adopted a resolution to amend Section 1 of By-Law II of the Bank in order to increase to $5,000,000,000 the aggregate consideration limit for which First Preferred Shares may be issued;

WHEREAS this amendment shall come into force only upon confirmation by a special resolution of the holders of Common Shares and approval by a special resolution of the holders of First Preferred Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT the amendment to Section 1 of By-Law II of the Bank, approved by the Board of Directors of the Bank on December 14, 2006 and described below, be confirmed:

"1. AUTHORIZED SHARE CAPITAL

The authorized share capital of the Bank shall consist of an unlimited number of First Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than five billion dollars ($5,000,000,000) or the equivalent thereof in foreign currencies; fifteen million (15,000,000) Second Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than three hundred million dollars ($300,000,000) or the equivalent thereof in foreign currencies; and an unlimited number of Common Shares, without par value, which may be issued for such consideration as the Directors may determine."

THAT this amendment shall only take effect when approved by the holders of the First Preferred Shares of the Bank by special resolution; the foregoing resolution becomes null and void and without effect if the holders of First Preferred Shares of the Bank do not approve this amendment;

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolutions.

Special Resolutions of Holders of First Preferred Shares

Any amendment to By-Law II of the Bank also requires the approval of the holders of the First Preferred Shares of the Bank by a special resolution passed separately. Consequently, management submits the special resolutions, as presented below, for approval by two thirds of the votes cast by the holders of First Preferred Shares present or represented by proxy and entitled to vote at the Special Meeting of First Preferred Shareholders.

Management of the Bank recommends voting FOR the amendment to Section 1 of By-Law II of the Bank to amend the description of the authorized share capital in order to increase the aggregate consideration limit for which First Preferred Shares may be issued.

The special resolutions are as follows:

WHEREAS Section 1 of By-Law II of the Bank provides that First Preferred Shares may be issued for an aggregate consideration of not more than $1,000,000,000;

WHEREAS on December 14, 2006, the Board of Directors of the Bank adopted a resolution to amend Section 1 of By-Law II of the Bank in order to increase to $5,000,000,000 the aggregate consideration limit for which First Preferred Shares may be issued;

WHEREAS this amendment shall come into force only upon confirmation by a special resolution of the holders of Common Shares and approval by a special resolution of the holders of First Preferred Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT the amendment to Section 1 of By-Law II of the Bank, adopted by the Board of Directors of the Bank on December 14, 2006 and described below, be approved:

> "1. AUTHORIZED SHARE CAPITAL
>
> The authorized share capital of the Bank shall consist of an unlimited number of First Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than five billion dollars ($5,000,000,000) or the equivalent thereof in foreign currencies; fifteen million (15,000,000) Second Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than three hundred million dollars ($300,000,000) or the equivalent thereof in foreign currencies; and an unlimited number of Common Shares, without par value, which may be issued for such consideration as the Directors may determine."

THAT this amendment shall only take effect when also confirmed by the holders of the Common Shares of the Bank by special resolution; the foregoing resolution becomes null and void and without effect if the holders of Common Shares of the Bank do not confirm this amendment;

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to this resolution.

Amendments to the Stock Option Plan

Given the number of options granted and exercised in recent years, the Bank wishes to increase the number of shares reserved for the Stock Option Plan (the "Reserve"). For more information concerning the Stock Option Plan, refer to the "Stock Option Plan of the Bank" heading in the "Report of the Human Resources Committee" section of the Circular.

In addition, further to the adoption by the Toronto Stock Exchange (the "TSX") of new rules regarding security based compensation arrangements such as the stock option plans set up by TSX-listed issuers, the Bank considers it necessary to amend the Stock Option Plan by:

- redefining the power of the Board to amend certain aspects of the Stock Option Plan without having to obtain shareholder approval; and
- establishing conditional expiration dates.

Increase in the Number of Reserved Shares
The Stock Option Plan was established on September 30, 1993 and adopted at the Annual Meeting of Shareholders held in February 1994.

The Stock Option Plan is an essential tool for attracting the best candidates and retaining key employees, given the Bank's size in relation to its main competitors in the financial services industry. The Stock Option Plan remains an effective incentive for the Bank's officers to work in the long-term interests of its shareholders and to ensure the Bank's long-term growth.

Management of the Bank is sensitive to the importance shareholders attach to additional share issues. Accordingly, the Bank has devised procedures that ensure sound management of the Stock Option Plan. Thus, since the adoption of the Stock Option Plan, the Bank makes only one grant per financial year, on a specific date, without taking into account the officers hired or appointed during the period. This annual grant date has never been retroactively amended. In addition, the Stock Option Plan specifically provides that the exercise price of options already granted may under no circumstances be decreased, regardless of fluctuations in the price of the Bank's common shares. Officers can therefore only benefit from the options granted to them provided that the Bank's share price increases steadily over the long term. Finally, executive officers on the Executive Committee of the Bank must disclose their intention to exercise any stock options of the Bank in a news release five business days prior to the intended exercise date, regardless of the date of the grant. They must also keep, upon exercising stock options granted since December 2002, an amount equal to the gain resulting from the exercise of vested options, after tax considerations, in the form of common shares of the Bank for one year.

In December 2002, the Bank adopted share ownership guidelines, which provide that Bank officers are required to maintain minimum holdings of the Bank's common shares, including deferred stock units ("DSUs"), vested stock appreciation rights ("SARs") and vested stock options, proportionate to each officer's compensation and position. For more information, refer to the "Share Ownership Guidelines for Officers of the Bank" heading in the "Officer Compensation" section of the Circular.

Furthermore, since 2002, the Board has granted a portion of the long-term compensation of the President and Chief Executive Officer in the form of DSUs. Moreover, since 2003, Senior Vice-Presidents on the Executive Committee may elect to receive up to 30% of their long-term compensation in the form of DSUs instead of stock options. In December 2005, all Bank officers became eligible for this plan.

These changes helped stabilize the number of options granted in recent years, as indicated in the table below.

Calendar Year	Number of Options Granted
2006	1,493,504
2005	943,200
2004	1,468,260
2003	1,376,900

When the Stock Option Plan was established, the Reserve was set at 8,000,000 common shares. In March 2001, the Reserve was increased by 13,931,712 common shares. Since the Stock Option Plan was adopted, 20,170,654 stock options have been granted, of which 9,102,813 were exercised and 4,712,548 were cancelled. As at January 8, 2007, there were 6,355,293 options outstanding and only 6,473,606 common shares available for future grants under the Stock Option Plan.

Accordingly, on December 14, 2006, the Board authorized that the number of common shares issuable under the Stock Option Plan be increased to 16,000,000, representing an increase in the Reserve of 3,171,101 common shares, subject to the approval of the required regulatory authorities and of the holders of common shares. As at January 16, 2007, 162,544,220 common shares of the Bank were issued and outstanding. If this increase is confirmed, the total number of common shares in the Reserve will represent approximately 9.84% of the total number of issued and outstanding common shares of the Bank.

The resolutions concerning the increase in the Reserve must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Management of the Bank recommends voting **FOR** the increase in the Reserve and the amendments to the related provisions of the Stock Option Plan.

The resolutions are as follows:

WHEREAS on December 14, 2006, the Board of Directors adopted a resolution increasing the number of Common Shares reserved for future issuance pursuant to the Bank's Stock Option Plan;

WHEREAS on January 12, 2007, the Toronto Stock Exchange approved the amendments to the Bank's Stock Option Plan to increase the number of Common Shares reserved pursuant to said plan;

WHEREAS this increase in the number of Common Shares reserved for the Bank's Stock Option Plan shall take effect only once it has been confirmed by a resolution of the holders of Common Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT the replacement of the first sentence of Section 5 of the Stock Option Plan of the Bank with the text below, approved by the Board of Directors of the Bank on December 14, 2006, be confirmed:

"The maximum number of options that can be issued under the plan during its term is set at 16,000,000 Common Shares, representing approximately 9.84% of the Bank's issued and outstanding Common Shares as at January 16, 2007."

THAT 16,000,000 Common Shares of the Bank be reserved for the Bank's Stock Option Plan;

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolutions.

Amendment Procedure for the Stock Option Plan

New TSX rules on the amendment procedure for stock option plans stipulate that, in order for an issuer to amend such a plan or an agreement or entitlement under such a plan, it must be specified in the plan whether an amendment requires security holder approval. This amendment procedure must be approved by the security holders when the plan is initially adopted or at the time of a subsequent amendment.

For this reason, the Bank proposes to amend the provisions of the Stock Option Plan pertaining to its amendment or termination. If the Stock Option Plan is not so amended, any amendment to the Stock Option Plan, including administrative amendments, will require shareholder approval. In the Bank's opinion, this would unduly complicate the administration of the Stock Option Plan without providing any real benefit to shareholders.

Further to the new amendment procedure set out in this proposal, the following amendments to the Stock Option Plan cannot be adopted by the Board without obtaining shareholder approval:

- an increase in the number of common shares reserved for the Stock Option Plan;
- a reduction in the exercise price or purchase price or a cancellation of options for the purpose of re-issuing new options in replacement thereof;
- an extension of the term of an option beyond its original expiration date;
- an amendment to the class of eligible participants allowing the introduction or re-introduction of non-employee directors of the Bank on a discretionary basis; and
- an amendment allowing security based payments granted under the Stock Option Plan to be transferable or assignable other than for ordinary estate settlement purposes.

However, the Board can, for example, amend the Stock Option Plan without shareholder approval, subject to amendments requiring such approval, for any of the following purposes:

- the interruption, termination or repeal of the Stock Option Plan;
- an amendment to the provisions governing the cancellation of a security or the repeal of the Stock Option Plan that does not entail an extension of the original expiration date;
- an amendment affecting the day-to-day administration of the Stock Option Plan, including, without limiting the scope of the foregoing:
  - (i) the identity of the Stock Option Plan administrator(s);
  - (ii) the composition of the committee(s) administering and/or supervising the administration of the Stock Option Plan;
  - (iii) the delegation of powers to the administrator(s) by the administration or supervision committee(s) of the Stock Option Plan;
  - (iv) the interpretation of the Stock Option Plan; and
  - (v) the procedure(s) established to administer the Stock Option Plan;
- the identity of the Stock Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted), excluding non-employee directors of the Bank;
- subject to the rules established by the TSX, the number of options granted to each participant;
- a reduction in the term of options granted or any change in the exercise dates of options;
- an amendment to the provisions of the Stock Option Plan concerning the vesting period;
- an amendment to the procedures for exercising options;
- the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the total number of underlying securities from the Stock Option Plan reserve;
- an amendment to the content of a stock option agreement between the Bank and a participant as well as an amendment to the content or the form of the standard stock option agreement;
- an amendment to the conditions governing the cancellation of options, namely, in the event of termination of employment, disability exceeding 30 months, death, retirement or authorized leave exceeding 12 months;
- an amendment to conditions for the adjustment of options;
- an amendment to provisions governing the tax treatment of options granted;
- an amendment to the provisions of the SAR Plan; and
- an amendment to the provisions regarding legislation applicable to the Stock Option Plan.

The resolution concerning the amendment procedure for the Stock Option Plan must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Management of the Bank recommends voting FOR the amendments to the Stock Option Plan to modify the amendment procedure for the Stock Option Plan.

The resolution is as follows:

WHEREAS on December 14, 2006, the Board of Directors adopted a resolution approving the amendments to the Bank's Stock Option Plan modifying the amendment procedure for such plan;

WHEREAS on January 12, 2007, the Toronto Stock Exchange approved the amendment procedure for the Stock Option Plan of the Bank;

WHEREAS the amendments to the Bank's Stock Option Plan modifying the amendment procedure shall come into force only upon being confirmed by a resolution of the holders of Common Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT the amendment to Section 13 of the Bank's Stock Option Plan, approved by the Board of Directors of the Bank on December 14, 2006 and described below, be confirmed:

"13. Amendment and Termination of the Plan
a) Amendment to the Plan upon Shareholder Approval
The Board may not make the following amendments to the Plan without shareholder approval:

(i) an increase in the number of reserved shares;
(ii) a reduction in the exercise price or purchase price or a cancellation of options for the purpose of re-issuing new options in replacement thereof;
(iii) an extension to the term of an option beyond its original expiration date;
(iv) an amendment to the class of eligible participants allowing the introduction or re-introduction of non-employee directors of the Bank on a discretionary basis; and
(v) an amendment allowing security based payments granted under the Plan to be transferable or assignable other than for ordinary estate settlement purposes.

b) Amendment and Termination of the Plan by the Board
Subject to paragraph (a), the Board may at any time suspend or terminate the Plan in whole or in part or amend it in such respects as the Board may deem appropriate without having to obtain shareholder approval.

Subject to other provisions of the Plan, the Board shall be required to obtain the consent of the Participant in the event that the amendment, suspension or termination of the Plan affects the entitlements and responsibilities resulting from an option already granted to a Participant under the Plan.

Without limiting the scope of the foregoing, the Board may amend the Plan for one or more of the following reasons, without having to obtain shareholder approval:

(i) to amend the eligibility criteria and the limits for participating in the Plan;
(ii) to amend the conditions for granting and exercising options;
(iii) to make additions, amendments or deletions to the Plan in order to comply with the legislation governing the Plan or the requirements of a regulatory body or stock exchange;
(iv) to correct or rectify any ambiguity, incorrect stipulation or omission in the text of the Plan; and
(v) to amend provisions relating to the administration of the Plan.

The Board may also amend features of an option granted to a Participant (including the exercise price, the exercise conditions or the expiration date of an option) without having to obtain shareholder approval, provided the following conditions are met:

(i) the amendments do not reduce the exercise price of an option or extend the expiration date of options already awarded;
(ii) the Board had prior authority to award the amended option; and
(iii) the amendment does not materially prejudice the rights of the participants affected by such amendment."

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolution.

Conditional Expiration Dates
Under TSX rules, an option can terminate on a fixed expiration date (the "Fixed Term") or a certain number of days after this fixed date (the "Conditional Expiration Date"), if the Fixed Term falls within, or immediately after, a black out period during which insiders of the Bank are prohibited from exercising options they hold (the "Black Out Period"), provided that the Stock Option Plan and, in particular, the Conditional Expiration Date have been approved by security holders.

Consequently, on December 14, 2006, the Board adopted an amendment to the Stock Option Plan setting 10 business days as the maximum period during which options may be exercised after the Fixed Term if the date falls during or immediately after a Black Out Period.

Therefore, if the Fixed Term falls within a Black Out Period, the options in question may be exercised within 10 business days of the end of the Black Out Period. However, if the Fixed Term falls within 10 business days of the end of the Black Out Period (e.g., two days later), the options may be exercised after the Fixed Term during a period of 10 business days less the number of business days elapsed between the end of the Black Out Period and the Fixed Term (in this example, eight days).

All eligible participants in the Stock Option Plan may avail themselves of Conditional Expiration Dates in accordance with the same terms and conditions, and the Board may not amend these at its discretion.

Participants eligible for the Stock Option Plan may only use the Conditional Expiration Dates if neither the Bank nor its insiders are the subject of a cease trade order.

The inclusion of Conditional Expiration Dates in the Stock Option Plan will mitigate problems arising from the lengthy Black Out Periods the Bank imposes on its insiders and the very short periods during which they can exercise their options.

The resolutions allowing options granted under the Stock Option Plan to expire on a Conditional Expiration Date must be adopted by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Management of the Bank recommends voting **FOR** the amendments to the Stock Option Plan authorizing Conditional Expiration Dates for options granted by the Bank under the Stock Option Plan.

The resolutions are as follows:

WHEREAS on December 14, 2006, the Board of Directors adopted a resolution authorizing conditional expiration dates for options granted by the Bank pursuant to its Stock Option Plan;

WHEREAS on January 12, 2007, the Toronto Stock Exchange approved the amendments to the Bank's Stock Option Plan authorizing conditional expiration dates for options granted by the Bank under such plan;

WHEREAS these amendments shall come into force only upon being confirmed by a resolution of the holders of Common Shares of the Bank;

NOW, THEREFORE, on a motion duly made and seconded, BE IT RESOLVED:

THAT the amendment to Subsection 2(n) of the Bank's Stock Option Plan, approved by the Board of Directors of the Bank on December 14, 2006 and described below, be confirmed:

> **"2 n) Option Expiration Date**
> The date on which the Option expires. This date shall be no later than the tenth (10th) anniversary of the date of the Award (for the purposes of this definition, the "Fixed Expiration Date"). However, if the Fixed Expiration Date falls within or immediately after a period during which a Participant who is also an insider of the Bank is prohibited from exercising Options (for the purposes of this definition, the "Black Out Period"), the expiration date of the Options shall then exceed (i) the end date of the Black Out Period by ten (10) business days if the Fixed Expiration Date falls during the Black Out Period or (ii) the Fixed Expiration Date by a number of business days equal to ten (10) business days less the number of business days elapsed between the end of the Black Out Period and the Fixed Expiration Date, if the Fixed Expiration Date falls no later than ten (10) business days after the end of the Black Out Period, as applicable (for the purposes of this definition, the "Conditional Expiration Date"). All Plan Participants may benefit from a Conditional Expiration Date, which cannot be modified at the discretion of either the Committee or the Board. Conditional Expiration Dates will only be available to Plan Participants if neither the Bank nor any insider of the Bank is the subject of a cease trade order."

THAT the amendment to Paragraph 6(b)(i) of the Bank's Stock Option Plan, approved by the Board of Directors of the Bank on December 14, 2006 and described below, be confirmed:

> **"6 b) Term of Options and Period of Exercise**
> i) The term of the Options awarded is ten (10) years (for the purposes of this definition, the "Fixed Term"). However, if the Fixed Term expires within or immediately after a period during which a Participant who is also an insider of the Bank is prohibited from exercising Options (for the purposes of this definition, the "Black Out Period"), the term of the Options shall then be extended (i) for ten (10) business days after the end of the Black Out Period if the Fixed Term ends during the Black Out Period or (ii) for a number of business days equal to ten (10) business days less the number of business days elapsed between the end of the Black Out Period and the end of the Fixed Term, if the Fixed Term ends no later than ten (10) business days after the end of the Black Out Period, as applicable (for the purposes of this definition, the "Conditional Term"). All Plan Participants may benefit from a Conditional Term, which cannot be modified at the discretion of either the Committee or the Board. Conditional Terms will only be available to Plan Participants if neither the Bank nor any insider of the Bank is the subject of a cease trade order."

THAT any officer or director of the Bank be authorized to sign any and all documents and take any and all measures necessary or advisable in order to give full force and effect to the foregoing resolutions.

Shareholder Proposals

The shareholder proposals were received by the Bank within the time limits prescribed by the Act.

The complete text of the proposals on which the holders of common shares will be voting is provided in Schedule A to the Circular.

Management of the Bank recommends voting **FOR** proposal No. 1 and **AGAINST** proposal Nos. 2 to 10 for the reasons set out at the end of these proposals.

The proposals must be approved by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Annual and Special Meeting of Common Shareholders.

Any proposal a shareholder would like to have included at the Annual Meeting of Shareholders to be held in 2008 must be submitted to the Bank no later than 5:00 p.m. (EST) on October 18, 2007.

Information on Nominees for Election to the Board of Directors



Lawrence S. Bloomberg
Age: 64
Toronto, Ontario, Canada

Common shareholdings[1]: 623,575

- *Director since August 1999*
- *Exceeds the Bank's shareholding requirements for directors*[2]
- *Not independent because he acts as an advisor to a subsidiary of the Bank*

Mr. Bloomberg is an advisor to National Bank Financial Inc., where he served as Co-Chairman of the Board and Co-Chief Executive Officer from October 1999 to October 2000. Previously, Mr. Bloomberg was Chairman of the Board, President and Chief Executive Officer of First Marathon Inc., a company he founded in 1979, which was merged into National Bank Financial Inc. in 1999.

Mr. Bloomberg has extensive expertise in the financial sector, both nationally and internationally. Prior to and after starting his own business, he contributed to the development of many financial and non-financial companies. He brings valuable insight and a unique perspective to the Board on financial sector developments in Canada and abroad.

Mr. Bloomberg currently serves as Chairman of the Board of Mount Sinai Hospital and sits on the board of directors of the MaRS Discovery District.

In the past five years, Mr. Bloomberg served as a director of Cinram International Inc.



Pierre Bourgie
Age: 50
Outremont, Quebec, Canada

Common shareholdings: 106,169

- *Director since March 1998*
- *Chair of the Audit and Risk Management Committee*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Bourgie has been President and Chief Executive Officer of Société Financière Bourgie (1996) Inc., a diversified investment company, since 1996, and President of Montreal Partners Inc., a merchant bank specializing in business financing, since 1998. He is also President of Ipso Facto, a real estate limited partnership, and actively involved in a number of economic, community and cultural organizations.

As a business leader and a director of several companies, Mr. Bourgie brings to the Board his business management skills as well as a keen understanding of corporate governance and international business management.

Mr. Bourgie currently serves on the board of Saputo Inc. In the past five years, he served as a director of Canam Group Inc., HearUSA, Inc. and Hydro-Québec.



André Caillé
Age: 63
Lac-Brome, Quebec, Canada

Common shareholdings: 174

DSUs: 1,267

- *Director since October 2005*
- *Member of the Audit and Risk Management Committee*
- *Member of the Human Resources Committee*
- *Has a period of five years from the date of his appointment to meet the Bank's shareholding requirements for directors*
- *Independent*

Mr. Caillé is a Corporate Director. He was Chairman of Hydro-Québec's board of directors from April to September 2005 and served as the utility company's President and Chief Executive Officer from October 1996 to April 2005. From 1982 until 1987, Mr. Caillé held various senior executive positions with Gaz Métro Inc. (formerly known as Gaz Métropolitain Inc.), including President and Chief Executive Officer from 1987 to 1996. He was also Director of Environmental Protection Services and Deputy Minister of the Environment of Quebec from 1974 to 1982.

Throughout his career, Mr. Caillé has been the recipient of many prestigious awards, including the Prix Hommage Pierre-Decelles in recognition of his outstanding management. He was also made a Knight of the Legion of Honour of the French Republic in June 2004.

In 2003, Mr. Caillé became Chancellor of the Université de Montréal where he presides over meetings of the university's board of directors. He also serves as President of the World Energy Council, sits on several boards of directors, and is Co-Chair of the Board of Directors of the Fondation Père Marcel de la Sablonnière, s.j.

Mr. Caillé brings to the Board extensive knowledge of the energy and environmental sectors and experience in managing large corporations.

Mr. Caillé currently serves as a director on the board of Quebecor World Inc. In the past five years, he served as a director and as Chairman of the Board of Directors of Hydro-Québec.

(1) *Common shareholdings include common shares beneficially owned, controlled or directed.*
(2) *For more information, refer to the "Compensation of Directors" heading in the "Report of the Conduct Review and Corporate Governance Committee" section of the Circular.*

SECTION 2 | Business of the Meetings (cont.)

Information on Nominees for Election to the Board of Directors (cont.)



Gérard Coulombe
Age: 59
Sainte-Marthe, Quebec, Canada
Common shareholdings: 4,067
DSUs: 12,511

- *Director since February 1994*
- *Exceeds the Bank's shareholding requirements for directors*
- *Not independent because the law firm in which he is a partner is paid for the legal services it provides to the Bank and its subsidiaries*

Mr. Coulombe has been a Senior Partner at Desjardins Ducharme, L.L.P. since 1977, where he practises business law and has chaired the board of directors since 2000. Mr. Coulombe is also Chair Emeritus of Lex Mundi, Ltd., a global association of more than 150 independent law firms. He was responsible for negotiating international tax treaties on behalf of the Department of Finance Canada.

Mr. Coulombe is a member of the boards of directors of the Bank's subsidiaries FMI Acquisition Inc., National Bank Life Insurance Company, National Bank Group Inc., National Bank Acquisition Holding Inc. and National Bank Trust Inc.

He has extensive expertise in business management and corporate law, especially with respect to financial institutions and crown corporations, as well as the creation of financial and industrial consortiums. He is also an authority on corporate governance matters.

In the past five years, Mr. Coulombe served as a director of Sodisco-Howden Group Inc., which was privatized in February 2005.



Bernard Cyr
Age: 58
Cap Shediac, New Brunswick, Canada
Common shareholdings: 8,641

- *Director since August 2001*
- *Member of the Audit and Risk Management Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Cyr has been President of Cyr Holdings Inc., a holding company in the hotel, commercial real estate, restaurant and entertainment sectors, since 1986, and President of Dooly's Inc., an entertainment industry franchiser, since 1993. Mr. Cyr serves on several boards of directors and is involved with charitable organizations. He was a member of the Bank's Atlantic Canada business development committee from 1996 to 2001.

In addition to his entrepreneurial vision, Mr. Cyr brings to the Board varied experience in the management of small and medium-sized enterprises as well as a thorough understanding of regional markets.

Mr. Cyr currently serves on the board of NB Power Group.



Shirley A. Dawe
Age: 60
Toronto, Ontario, Canada
Common shareholdings: 4,203
DSUs: 4,923

- *Director since July 1988*
- *Member of the Human Resources Committee*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Ms. Dawe is a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting firm specializing in the retail industry, since 1986. From 1969 to 1985, she held various senior executive positions with Hudson's Bay Company.

Her extensive management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. Her retail industry expertise led to her appointment on industry-specific public task forces and on boards of academic and non-profit organizations.

Ms. Dawe brings to the Board a deep understanding of consumer trends and winning business strategies in the North American retail industry coupled with a keen appreciation of corporate governance issues.

Ms. Dawe currently serves on the boards of Birks & Mayors Inc. and The Bon Ton Stores Inc.

In the past five years, Ms. Dawe served as a director of OshKosh B'Gosh, Inc., and Moore Corporation Limited, subsequently renamed Moore Wallace Incorporated and now known as R.R. Donnelley & Sons Company.

SECTION 2 | Business of the Meetings (cont.)

Information on Nominees for Election to the Board of Directors (cont.)



Nicole Diamond-Gélinas
Age: 62
Saint-Barnabé-Nord, Quebec, Canada
Common shareholdings: 22,624
DSUs: 2,870

- *Director since March 1998*
- *Member of the Audit and Risk Management Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Ms. Diamond-Gélinas has been President and General Manager of Aspasie Inc., a manufacturer of colour charts, since 1976 and President of Plastifil Inc., a plastics extrusion and injection molding company, since 1998. She also heads Trois-Rivières Ford Lincoln Inc., a company specializing in the sale, leasing and servicing of motor vehicles. Actively involved in her region's business community, she is a member of the Chambre de commerce et d'industries de Trois-Rivières and was a member of the Mauricie business development committee of the Bank from 1992 to 1998. She has been Vice-Chair of the Board of Directors of the Fondation du Centre hospitalier régional de Trois-Rivières since September 2005.

Ms. Diamond-Gélinas has first-hand experience of the realities and challenges facing small and medium-sized manufacturers as well as a solid grasp of the economic and social dynamics of regional markets.

Ms. Diamond-Gélinas also currently serves on the board of the Bank's subsidiary National Bank Life Insurance Company.



Jean Douville
Age: 63
Bedford, Quebec, Canada
Common shareholdings: 5,296
DSUs: 6,316

- *Director since November 1991*
- *Chairman of the Board since March 2004*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Douville has been Chairman of the Board of the Bank since March 10, 2004. He is also Chairman of the Board of UAP Inc., a company specializing in the distribution and reconditioning of replacement parts and accessories for cars, trucks and industrial machinery. Mr. Douville was called to the Quebec Bar in 1968 and began working for UAP Inc. in 1971. He became President of the company in 1981, and was subsequently appointed Chief Executive Officer in 1982 and then Chairman of the Board in 1994.

Before being appointed as Chairman of the Bank's Board, he was successively Chair of the Audit and Risk Management Committee and Chair of the Conduct Review and Corporate Governance Committee of the Board.

Mr. Douville brings to the Board in-depth knowledge of a key industrial sector in North America as well as experience in managing a large corporation.

Mr. Douville currently serves on the boards of Genuine Parts Company and Richelieu Hardware Ltd.

In the past five years, Mr. Douville served on the boards of Leroux Steel Inc., which now operates under the corporate name 9137-7101 Québec inc., and Van Houtte Inc.



Marcel Dutil
Age: 64
Outremont, Quebec, Canada
Common shareholdings: 20,655
DSUs: 8,642

- *Director since January 1982*
- *Member of the Human Resources Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Dutil is Chairman of the Board and Chief Executive Officer of Canam Group Inc. He is the founder of this industrial company, which mainly designs and manufactures frames, joists and steel decks.

In building his business from the ground up, Mr. Dutil has acquired solid experience in the areas of management and market development, especially international markets.

Mr. Dutil currently serves on the boards of Canam Group Inc., The Jean Coutu Group (PJC) Inc., Montreal Economic Institute and Manac Inc.

In the past five years, Mr. Dutil served on the boards of Leroux Steel Inc., which now operates under the corporate name 9137-7101 Québec inc., MAAX Inc., which was privatized in June 2004, Total Containment, Inc., and Groupe Maritime Verreault Inc.

Information on Nominees for Election to the Board of Directors (cont.)



Jean Gaulin
Age: 64
San Antonio, Texas, United States

Common shareholdings: 23,903

DSUs: 7,728

- *Director since October 2001*
- *Chair of the Human Resources Committee*
- *Member of the Audit and Risk Management Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Gaulin is a Corporate Director. He was Chairman of the Board of Directors of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002, and President and Chief Executive Officer from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board of Directors, President and Chief Operating Officer of Ultramar Diamond Shamrock Corporation. Prior to the merger, he was Chairman of the Board of Directors and Chief Executive Officer of Ultramar Corporation. He is also involved in a number of charitable organizations.

Mr. Gaulin brings to the Board expertise in the oil industry and solid experience in managing a large North American corporation.

Mr. Gaulin currently serves on the boards of Crane Co., RONA Inc., Saputo Inc., and Bombardier Recreational Products Inc.

In the past five years, Mr. Gaulin served as a director of Abitibi-Consolidated Inc. and Ultramar Diamond Shamrock Corporation.



Paul Gobeil, FCA
Age: 64
Ottawa, Ontario, Canada

Common shareholdings: 10,955

DSUs: 20,942

- *Director since February 1994*
- *Chair of the Conduct Review and Corporate Governance Committee*
- *Member of the Audit and Risk Management Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Mr. Gobeil is Vice-Chairman of the Board of Metro Inc. and Chairman of the Board of Directors of Export Development Canada. He has been a Member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986. Elected as a member of the Quebec National Assembly (MNA) for the riding of Verdun in 1985, he was, until 1989, successively Minister Responsible for Administration, President of the Treasury Board and Minister of International Affairs in the Quebec government. From 1974 to 1985, he held a number of executive positions at Provigo Inc.

Mr. Gobeil brings to the Board a wealth of expertise in corporate governance, financial and accounting management and corporate strategy.

Mr. Gobeil is currently Chairman of the Board of Directors of DiagnoCure Inc., serves on the board of Canam Group Inc., is Vice-Chairman of the Board of Directors of Metro Inc. and a trustee of Yellow Pages Income Fund.

In the past five years, Mr. Gobeil served on the boards of MAAX Inc., which was privatized in June 2004, Nstein Technologies Inc. and Hudson's Bay Company.

SECTION 2 Business of the Meetings (cont.)

Information on Nominees for Election to the Board of Directors (cont.)



Réal Raymond
Age: 56
Île-des-Sœurs, Quebec, Canada
Common shareholdings: 31,350
DSUs for officers(1): 109,513

- *Director since November 1999*
- *Exceeds the Bank's shareholding requirements for officers(2)*
- *Not independent because he is an executive officer of the Bank*

Mr. Raymond has been President and Chief Executive Officer of the Bank since March 2002. He is responsible for the strategies, orientations and development of the Bank and its subsidiaries. Mr. Raymond has held a number of key positions since joining the Bank in 1970, including that of Senior Vice-President – Treasury and Financial Markets from 1992 to 1997. In 1997, he joined Lévesque Beaubien Geoffrion Inc., now National Bank Financial Inc., where he served as Senior Executive Vice-President – Corporate Financing, while maintaining the responsibilities of Senior Vice-President at the Bank. In November 1999, he was named President – Personal and Commercial Bank and, in July 2001, President and Chief Operating Officer of the Bank.

Mr. Raymond serves on the boards of the subsidiaries of National Bank Group Inc., Natcan (Asia) Limited, National Bank Acquisition Holding Inc. and Natcan Acquisition Holdings Inc.

Mr. Raymond, who graduated from Université Laval in administration, has an MBA from the Université du Québec à Montréal and a diploma from the Institute of Canadian Bankers. In 1990, he successfully completed the renowned Executive Management Program at the University of Michigan.

Mr. Raymond brings to the Board his diverse expertise in the field of banking as well as an in-depth understanding of business operations and strategies in several sectors of activity.

Involved in many professional and community organizations, Mr. Raymond sits on the boards of directors of St. Mary's Hospital Foundation, the Cercle des présidents du Québec, is a member of the Canadian Council of Chief Executives, the Montreal Symphony Orchestra and the Fondation de l'UQAM. In addition, he is Governor of the Quebec Association of MBAs and President of The Montreal Museum of Fine Arts Foundation. At the national level, he is Vice-Chair of the Board of Directors of The Conference Board of Canada.



Roseann Runte
Age: 58
Norfolk, Virginia, United States
Common shareholdings: 2,652
DSUs: 6,803

- *Director since April 2001*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Exceeds the Bank's shareholding requirements for directors*
- *Independent*

Ms. Runte has been President of Old Dominion University in Norfolk, Virginia since July 1, 2001. She also served as President of Victoria University in the University of Toronto from 1994 to 2001. She has a Ph.D. in French Literature from The University of Kansas. She is the author of many books and articles, notably on education and economic and cultural development. Ms. Runte chairs the Commission on International Education, is a member of the executive committee of the Club of Rome, and serves on the board of the Virginia Advanced Carrier and Shipbuilding Integration Center. She was also recently appointed a member of the Virginia National Economic Defense Authority. In the past, she served on various boards of directors in the literary, cultural and economic development sectors and served as President of the Canadian Commission for Unesco from 1992 to 1996. She also served on the board of Expo 2000 in Germany.

Drawing on her management experience in the Canadian university milieu and her involvement with boards of directors in Canada and abroad, Ms. Runte brings to the Board her vision of the issues facing markets in a globalized business environment.

In the past five years, Ms. Runte served on the board of The Jean Coutu Group (PJC) Inc.

(1) *For more information, refer to the "Total Compensation of Named Executive Officers" section in the Circular.*
(2) *For more information, refer to the "Share Ownership Guidelines for Officers of the Bank" heading in the "Officer Compensation" section of the Circular.*

SECTION 2 | Business of the Meetings (cont.)

Information on Nominees for Election to the Board of Directors (cont.)



Marc P. Tellier
Age: 38
Town of Mount Royal, Quebec, Canada
Common shareholdings: 265
DSUs: 1,536

- *Director since March 2005*
- *Member of the Human Resources Committee*
- *Has a period of five years from the date of his appointment to meet the Bank's shareholding requirements for directors*
- *Independent*

Mr. Tellier has been President and Chief Executive Officer of Yellow Pages Group Co., Canada's largest directories publisher, since 2002. He was previously President and Chief Executive Officer of Bell ActiMedia Inc., a company acquired through the most important leveraged buyout in Canadian history. In August 2003, he completed one of the largest-ever initial public offerings in Canada, and since then has completed acquisitions totalling $4 billion. He has held a number of management positions in sales and finance throughout his career, including Senior Vice-President – Partnership Development at Bell Canada. He was also President and Chief Executive Officer of Sympatico-Lycos Inc., the leading Canadian Internet portal. Mr. Tellier was named one of Canada's "Top 40 Under 40™" in 2000.

Mr. Tellier brings to the Board management experience in the Canadian communications and media industry.

Mr. Tellier currently serves as a trustee of the Yellow Pages Income Fund and as a director of YPG Holdings Inc. He also sits on the boards of directors of the Yellow Pages Association (YPA), the Canadian Council of Chief Executives, Sainte-Justine Hospital Foundation, Students on Ice Foundation and Lower Canada College.



Louis Vachon
Age: 44
Beaconsfield, Quebec, Canada
Common shareholdings: 15,946

- *Director since August 2006*
- *Exceeds the Bank's shareholding requirement for officers*
- *Not independent because he is an executive officer of the Bank*

Mr. Vachon has been the Bank's Chief Operating Officer since August 2006. He is responsible for the Bank's operating units: Personal and Commercial Banking, Wealth Management and Financial Markets. From January 2005 to July 2006, he was Chairman of the Board of National Bank Financial Group and Natcan Investment Management Inc., in addition to holding the position of President and Chief Executive Officer of National Bank Financial Inc., which he assumed in September 2005. In 1986, he joined Lévesque Beaubien Geoffrion Inc., now National Bank Financial Inc., where he served as Vice-President until 1990. From 1994 to 1996, he was President and Chief Executive Officer of BT Bank of Canada, the Canadian subsidiary of Bankers Trust, which he joined in 1990. Mr. Vachon returned to the Bank in 1996, and in 1997, he was appointed Senior Vice-President – Treasury and Financial Markets.

Mr. Vachon brings to the Board solid, well-rounded experience in various sectors of the financial industry, including investment management, risk management, business development, financial engineering and securities brokerage. He also developed his strategic and operational skills in a multicultural environment in Canada and the United States.

Mr. Vachon serves on the board of the Montreal Exchange Inc. and has a Master's in International Finance from The Fletcher School. He was also named one of Canada's "Top 40 Under 40™" in 2002.

SECTION 2 | Business of the Meetings (cont.)

For further information about the terms and conditions of the compensation of directors, the number of meetings held by the Board and its committees, as well as the attendance record of directors at such meetings and the compensation paid to them during the most recently completed financial year, refer to the "Report of the Conduct Review and Corporate Governance Committee" section of the Circular.

To the knowledge of the Bank, no director of the Bank is, at the date of the Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company that, while the director was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director ceased to be a director, in the company being the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

- Gérard Coulombe, who, until September 28, 2005, was a board member of Centre International de Gestion de Projets G.P., a non-profit company, adjudged bankrupt on September 29, 2005;

- Marcel Dutil, who, until March 2004, served on the board of Total Containment, Inc. when it was placed under the protection of Chapter 11 of Title 11 of the *United States Code* on March 4, 2004; and

- Paul Gobeil, who, until November 12, 2001, was on the boards of BridgePoint International Inc. and its wholly owned subsidiary BridgePoint International (Canada) Inc. On January 25, 2002, BridgePoint International (Canada) Inc. filed a proposal with its creditors. The TSX suspended trading on the shares of BridgePoint International Inc. on January 31, 2002 for failure to meet TSX listing requirements. The shares of BridgePoint International Inc. were delisted from the TSX at the close of business on January 31, 2003.

In addition, to the knowledge of the Bank, no director of the Bank has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Furthermore, to the knowledge of the Bank, no director of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director. Moreover, in the opinion of the Bank, no disclosure concerning a settlement agreement entered into by a director of the Bank before December 31, 2000 is likely to be considered important to a reasonable investor in deciding whether to vote for a proposed director.

SECTION 3 | Internal Management

Report of the Audit and Risk Management Committee

Role of the Committee

The Audit and Risk Management Committee (for the purposes of this report, the "Committee") assists the Board in reviewing financial statements, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. It also acts as an intermediary between the Board and the persons responsible for the independent monitoring functions, namely, internal audit, external audit and corporate compliance.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained and manages the external audit process. It supervises the work of the Bank's internal audit, financial analysis and corporate compliance functions and conducts a detailed review of the Bank's risk management, including related control practices and the principal risks related to financial and other disclosures. It also reviews any certifications and reports required by regulatory authorities which come under its purview.

The Committee is composed entirely of "independent" directors (as defined under the "Independence of Directors" heading in the "Summary of the Corporate Governance Practices of the Bank" section of the Circular). The duties and responsibilities of the Committee are set out in detail in its mandate, which is reviewed annually.(1)

Members
Pierre Bourgie, Chair
André Caillé
Bernard Cyr
Nicole Diamond-Gélinas
Jean Gaulin
Paul Gobeil

Description of Financial Literacy of Members

All the Committee members are financially literate and, as such, can understand the accounting principles used by the Bank in its financial statements and assess the general application of these principles. They also have relevant experience preparing, auditing, analyzing or evaluating financial statements that present a level of complexity generally comparable to the complexity of the financial statements of the Bank, or supervising persons engaged in these types of activities. The members also understand the financial reporting internal controls and procedures in place at the Bank.

All Committee members have acquired the necessary experience and knowledge to fulfill their duties as Committee members from having served as chief executive officers or directors of other corporations and through current or past experience on other corporate audit committees, in addition to their academic background.

The Committee has one financial expert, namely, Paul Gobeil, who has two Master's degrees, one in accounting sciences and one in accounting, from the Université de Sherbrooke, as well as extensive experience in business and finance. He has been a member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986.

Guidelines for the Management of Services Provided by the External Auditor

One of the Committee's duties is to manage the external audit process. Accordingly, it annually reviews the Guidelines for the Management of Services Provided by the External Auditor.

The Guidelines state that a mandate may be entrusted to the external auditor for non-audit services if the following conditions are met:

- the specific expertise of the auditor or its intrinsic knowledge of the Bank's activities allow it to carry out the mandate more effectively;
- the accepted mandate or the services rendered do not compromise the independence of the external auditor within the prevailing regulatory framework; and
- the mandate is authorized according to the conditions stated below.

(1) The text of this mandate is reproduced in its entirety in the "Information on the Audit and Risk Management Committee of the Board of Directors" section of the National Bank of Canada Annual Information Form for fiscal 2006 and on the Bank's website (www.nbc.ca).

These services must be pre-approved by the Committee. A pre-approval policy containing specific provisions may be adopted provided it meets the following conditions:

- policies and procedures for pre-approval are detailed;
- the Committee is informed of each non-audit service; and
- the procedures do not involve delegation of Committee responsibilities to management.

The Committee reviews the pre-approval mechanisms for mandates entrusted to the external auditor and, if it deems appropriate, renews them on an annual basis. These mechanisms are as follows:

- All services offered to the Bank and its subsidiaries by the external auditor of the Bank must be specifically pre-approved by the Committee. The various pre-approval terms and conditions are:

  (a) detailed annual approval of all audit services;
  (b) approval of an annual envelope for obtaining comfort letters in connection with financing programs;
  (c) approval of an annual envelope for obtaining interpretations on the application of generally accepted accounting principles and additional work in connection with audits that have already received pre-approval; and
  (d) approval of an annual envelope for tax mandates.

  Audit mandates not included in (a), mandates described in (b), (c) and (d) exceeding $100,000, and mandates exceeding the envelopes presented in (b), (c) and (d) will be subject to specific pre-approval, as described below.

- The Committee has delegated the responsibility of approving the awarding of specific mandates to its Chair. Consequently, whenever specific pre-approval is required under these Guidelines, the Bank's management must submit a written request to the Committee Chair. It is management's responsibility to determine whether a service is included in the set of pre-approved services. Management must consult with the Committee Chair in all potentially ambiguous cases.

Auditor Fees

The Committee is responsible for overseeing the fees paid to the external auditor for all work done. The table below details fees billed by SB/DT to the Bank and to its subsidiaries for various services rendered during the past two financial years.

	2006 ($)	2005[5] ($)
Audit services[1]	5,048,873	3,613,502
Audit-related services[2]	133,750	113,865
Tax consulting[3]	1,695,104	1,501,089
Other services[4]	54,765	32,055
Total	6,932,492	5,260,511

(1) Audit fees include fees for services related to the audit of the consolidated financial statements of the Bank and the financial statements of its subsidiaries or other services normally provided by the external auditor in connection with statutory or regulatory filings or engagements required by applicable legislation. These fees also include fees for comfort letters, statutory audits, certification services, consents and assistance with the preparation and review of documents filed with regulators, as well as in connection with the interpretation of accounting and financial reporting standards.

(2) Audit-related fees include certification and related services performed by the Bank's auditor. These services also include accounting consultations in connection with acquisitions and divestitures and internal control reviews.

(3) Tax consulting fees include fees for assistance in tax planning, during restructurings, and when taking a tax position, as well as the preparation and review of income and other tax returns and tax opinions.

(4) Other fees include fees for financial services (business recovery), risk management services, legislative and/or regulatory compliance services and merger integration services.

(5) The data for fiscal 2005 have been restated for purposes of comparison with data for fiscal 2006. Administration fees billed by SB/DT and fees paid to the Canadian Public Accountability Board were then added.

Pierre Bourgie

Pierre Bourgie
Chair
Audit and Risk Management Committee

Report of the Human Resources Committee

Role of the Committee

The Human Resources Committee (for the purposes of this report, the "Committee") assists the Board with its human resources responsibilities. As part of its mandate, the Committee reviews and approves the human resources policies and programs of the Bank and some of its subsidiaries to ensure that they support the Bank's strategic and financial objectives. In addition, the Committee oversees the strategic succession planning programs for Bank officers appointed by the Board, namely, the President and Chief Executive Officer, the Chief Operating Officer, the Co-Presidents and Co-Chief Executive Officers of National Bank Financial Group ("NBFG"), the Senior Vice-Presidents and the Vice-Presidents of the Bank (the "Officers of the Bank"). It also oversees the programs covering the other NBFG officers, namely, the Senior Vice-Presidents and Vice-Presidents (the "Officers of NBFG").

The Committee studies all of the analyses and information presented to it and submits recommendations to the Board.

The Committee is composed entirely of independent members (as defined under the "Independence of Directors" heading in the "Summary of the Bank's Corporate Governance Practices" section of the Circular), none of whom have been officers of the Bank. The duties and responsibilities of the Committee are detailed in its mandate, which is reviewed annually.(1)

Compensation Policies and Programs

The Committee examines the scope of policies governing the total compensation of employees and Officers of the Bank and Officers of NBFG to ensure that such policies serve the interests of shareholders and promote the Bank's long-term growth, and recommends their adoption to the Board. It also annually reviews the total compensation of all officers based on their performance, and oversees management of the pension plans and the Pool Fund for Participating Pension Plans of the Bank.

The Committee pays particular attention to the performance-based compensation of the Bank's President and Chief Executive Officer. This component of compensation is based on a review of his overall performance. At the beginning of the year, the Committee therefore approves a set of individual and corporate objectives and monitors the extent to which they are achieved throughout the year and at year-end. The Committee also annually appraises the prudence with which the President and Chief Executive Officer has managed the Bank's operations and the risks to which the Bank is exposed, and reports thereon to the Board.

Human Resources Risk Management

The Committee ensures that the Bank has programs that encompass the various aspects of human resources management, specifically, the recruitment process, the allocation of decision-making authority, the segregation of incompatible functional responsibilities, the communication to personnel of their responsibilities and the effective supervision of personnel.

Succession Planning and Development

The Committee annually monitors the progress of persons holding key positions at the Bank, as well as that of candidates identified in the succession plan. In this way, the Committee ensures that the Bank will be able to meet its future needs in terms of filling key positions by making sure that candidates' functions are challenging, their compensation is competitive and their competencies are broadened.

Disclosure

The Committee considers it essential that shareholders and the Bank's other stakeholders have a clear understanding of all components of officer compensation and decisions made by the Committee during the year. To this end, it ensures that relevant information is clearly conveyed in a timely manner. The Report of the Human Resources Committee therefore aims to account for its activities and the compensation of the Officers of the Bank and Officers of NBFG.

Jean Gaulin
Chair
Human Resources Committee

(1) The text of this mandate is reproduced in its entirety on the Bank's website (www.nbc.ca).

Committee's Achievements in Fiscal 2006
During the most recently completed financial year, the Committee analyzed various strategic orientations relating to officer compensation and organizational issues. In particular, the Committee was interested in the following:

Performance Assessment and Total Compensation of Officers
The Committee set the total compensation of officers based on the Bank's results in relation to predetermined objectives and each officer's individual performance. Accordingly, the Committee exercised an oversight role regarding the performance of all Bank officers. For this purpose, the President and Chief Executive Officer of the Bank submitted a report to the Committee on officers' performance for the Committee's review.

The Committee ensured the competitiveness of the total compensation (i.e., base salary and target percentages of short-, medium- and long-term variable compensation) of the President and Chief Executive Officer as well as the Officers of the Bank and Officers of NBFG based on data for the reference market, which is comprised of widely held Canadian companies, including major financial institutions. The Committee then submitted appropriate recommendations to the Board for approval.

In addition, the Committee examined the scope of various compensation programs for specific groups of employees or all employees of the Bank and NBFG and verified that these programs serve the interests of shareholders and ensure the Bank's long-term growth.

The Committee studied a number of aspects of medium- and long-term compensation programs. Furthermore, it contemplated introducing a medium-term compensation program to replace a portion of the compensation paid under the Stock Option Plan. It also revised the long-term compensation programs of NBFG and validated the eligibility criteria of the Bank's Stock Option Plan.

The Committee assumes the strategic oversight of the pension plans of the Bank and NBFG in addition to the Pool Fund for Participating Pension Plans of the Bank. The retirement committees assist the Committee in carrying out its mandate and submit their recommendations to it for approval. During the most recently completed financial year, the Committee:

- reviewed the composition of the retirement committees and approved the appointment of new members;
- reviewed and approved the audited consolidated financial statements of the Pool Fund for Participating Pension Plans of the Bank for the financial year ended December 31, 2005;
- approved the appointment of the external auditors of the pension plans of the Bank, as well their remuneration for the 2006 calendar year; and
- revised the investment policy of the Pool Fund for the Participating Pension Plans of the Bank.

Officer Succession Planning and Development
Within the scope of its mandate, the Committee:

- reviewed the profiles of candidates for the position of Chief Operating Officer of the Bank. The Committee recommended to the Board that Louis Vachon be appointed to this position. This appointment, which was effective August 1, 2006, is in line with the Bank's strategic plan and is intended primarily to improve operational efficiency by creating synergy among operating units. It also allows the President and Chief Executive Officer to focus more closely on the Bank's strategic development, client and investor relations, and risk management;
- reviewed the profiles of candidates for the positions of Co-President and Co-Chief Executive Officer of NBFG in order to make recommendations to the Board; and
- reviewed officers' qualifications to ensure succession planning and development of Officers of the Bank and Officers of NBFG.

Independent External Advisors
To obtain the information needed to make informed decisions and to keep abreast of market trends and best practices regarding officer compensation, the Committee regularly seeks advice from independent external advisors. During the most recently completed financial year, the Committee retained the services of two consulting firms, Hay Group Limited and McLagan Partners Inc.

Hay Group Limited provides advisory services to the Committee with a view to determining the value of compensation programs for officers and employees of the Bank compared with those offered for similar positions in the financial services sector and in other businesses similar in size to the Bank. McLagan Partners Inc., which specializes in the financial markets sector, advised the Committee in establishing the value of compensation programs for officers and employees of NBFG.

In addition to the mandates carried out on behalf of the Committee during the most recently completed financial year, both firms executed other mandates for the Bank. In particular, they provided market data to the Bank on management and non-management positions at the Bank and NBFG. The following table presents the fees paid to Hay Group Limited and McLagan Partners Inc. in fiscal 2006.

SECTION 3 | Internal Management (cont.)

Independent External Advisors	Fees Paid
Hay Group Limited	
Advisory mandates concerning compensation carried out for the Committee	$ 79,091
Other mandates carried out for the Bank	$ 30,653
McLagan Partners Inc.	
Advisory mandates concerning compensation carried out for the Committee	$ 53,515
Other mandates carried out for the Bank	$ 56,290
Total fees relating to advisory mandates concerning compensation carried out for the Committee	$ 132,606
Total fees for other mandates carried out for the Bank	$ 86,943

Philosophy and Guiding Principles Governing Officer Compensation

Compensation is one of the main tools used by the Bank to attract, motivate and foster the loyalty of high-calibre officers who are focused on improving the performance of the Bank and generating value for shareholders. The guiding principles on which the Committee bases itself therefore seek to reward top-performing officers, while aligning their interests with those of shareholders.

The Committee sets the target total compensation for officers at the median of the Bank's reference market, taking into consideration characteristics specific to the Bank.

The Committee's decisions and recommendations are based on the following guiding principles:

- the target total compensation of officers is competitive with the median of the Bank's reference market;
- the annual variable compensation program ties the cash component of compensation to the level of achievement of the Bank's strategic objectives, taking into account the financial results of the Bank and its various units, thereby ensuring fully competitive cash compensation;
- the long-term variable compensation program aligns officers' compensation with the long-term interests of the Bank's shareholders and the Bank's long-term growth;
- the proportion of variable compensation, in relation to base salary, increases with the officer's line level and capacity to influence the Bank's short-, medium- and long-term results; and
- employee benefits and pension plans are comparable, on the whole, to those offered by the reference market.

Officer Compensation

The compensation of Officers of the Bank and Officers of NBFG varies according to the Bank's results and the individual performance of each officer to ensure they receive competitive compensation when results meet expectations, and higher compensation when they exceed set objectives. Compensation paid to officers consists of the following components:

- base salary;
- annual variable compensation program;
- medium- and long-term variable compensation programs; and
- employee benefits and pension plans.

The mix of short-term compensation (base salary and annual variable compensation) and medium- and long-term variable compensation is a function of the officer's level of responsibility (except for the Co-Presidents and Co-Chief Executive Officers of NBFG, for whom the industry requires a higher proportion of short-term variable compensation). The table below presents the target value of each component of total direct compensation for Officers of the Bank, according to line level.

	Percentage Weight of Target Total Direct Compensation		
	Base Salary	Target Annual Variable Compensation	Target Medium- and Long-Term Compensation
President and Chief Executive Officer	17%	17%	66%
Chief Operating Officer(1)	20%	20%	60%
Members of the Executive Committee(2)	29%	19%	52%
Co-Presidents and Co-Chief Executive Officers of NBFG	6%	85%	9%
Senior Vice-Presidents	43%	22%	35%
Vice-Presidents	56%	23%	21%

(1) Louis Vachon was appointed Chief Operating Officer on August 1, 2006 and his total compensation was then revised.

(2) The Executive Committee is the Bank's primary management forum. In addition to the President and Chief Executive Officer, the Chief Operating Officer and the Co-Presidents and Co-Chief Executive Officers of NBFG, the Executive Committee is composed of Senior Vice-Presidents reporting directly to either the President and Chief Executive Officer or the Chief Operating Officer.

Base Salary

The Committee annually reviews the base salaries of officers, including those whose compensation is presented in the "Summary of Total Compensation of Named Executive Officers" section of the Circular (the "Named Executive Officers"). Taking into account each officer's level of responsibility, experience and sustained contribution, the Committee makes the appropriate adjustments, as required. Similarly, in order to ensure that officers' base salaries are competitive, the Committee uses the median salaries of the Bank's reference market adjusted, if necessary, to take into consideration characteristics specific to the Bank.

Annual Variable Compensation Programs

Annual Bonus Program of the Bank

The Bank offers all its employees an annual bonus program that aims to reward them for their contribution to the financial results of their business unit and of the Bank as a whole. The value of the envelope to be shared is therefore calculated according to:

- the Bank's financial results compared to the objectives set at the beginning of the year. The two financial indicators used to calculate the bonus envelope are return on equity ("ROE") and growth in earnings per share ("GEPS"). For fiscal 2006, target ROE was set at 18.35% and GEPS, at 5%;
- the Bank's financial performance compared with that of the five other major Canadian banks. As shown in the table below, this indicator is used only to establish the threshold below which no bonus is paid as well as the maximum to be achieved so that the bonus paid can be greater than the target bonus, without however exceeding 200%; and
- the financial results of each business unit of the Bank.

The program specifies the minimum, target and maximum annual bonus as a percentage of base salary. These percentages vary based on the line level of the position held in order to recognize the capacity of each level to influence the Bank's results.

Lastly, the bonus paid is based not only on the Bank's financial results, but also on such criteria as client satisfaction, management quality and individual performance.

The target annual bonus envelope for the President and Chief Executive Officer, the Chief Operating Officer, the Senior Vice-Presidents on the Executive Committee (excluding the Co-Presidents and Co-Chief Executive Officers of NBFG, whose program is described in the "Annual Bonus Program for Officers of NBFG on the Policy Committee of NBFG" heading of this section of the Circular) and the other Senior Vice-Presidents of the Bank is determined using two weighted performance criteria. The following table presents the parameters used to create the bonus envelope and the results needed to achieve the target or maximum percentages.

Return on Equity (80% of envelope)	Envelope (as a % of target)
Threshold[1] = the lesser of: 90% of budgeted ROE and 75% of average ROE for the five other major Canadian banks	0%
Target[2] = budgeted ROE (18.35% in fiscal 2006)	100%
Maximum[3] = the higher of: 110% of budgeted ROE and 125% of average ROE for the five other major Canadian banks	200%
Growth in Earnings per Share (20% of envelope)	
Zero growth (if average GEPS for the five other major Canadian banks is negative, the average will serve as the threshold)	0%
Target = budgeted GEPS (5% in fiscal 2006)	100%
Maximum = 200% of budgeted GEPS	200%

(1) *Threshold: If the financial results do not reach this level, no bonus envelope is created and therefore no bonus is paid. However, if the results achieved are between the threshold and the target, the bonus envelope will be greater than 0% but less than 100% of the target.*
(2) *Target: If the objectives set at the beginning of the year are achieved, the bonus envelope is aligned with the annual bonus target level of officers.*
(3) *Maximum: If financial results exceed the objectives set at the beginning of the year, the bonus envelope is greater than 100% of the target, without however exceeding 200%.*

In addition, the program provides that the Board may increase the total envelope, by up to 15%, to take into account special situations, without however exceeding the maximum of 200%.

Annual Bonus Program for NBFG Officers on the NBFG Policy Committee

The Policy Committee is the primary management forum of NBFG. The Officers of NBFG who are members of this committee, including Luc Paiement and Ricardo Pascoe, participate in a separate annual bonus program. The bonus envelope is based on a predetermined percentage of NBFG's pre-tax income.

In order to foster retention, one third of the annual bonus is paid to each officer in the form of restricted stock units ("RSUs"). The value of these units corresponds to the closing price of the Bank's common shares on the Toronto Stock Exchange on the day preceding the grant. Additional RSUs are credited to the officer's account equal in amount to the dividends paid on the common shares. RSUs vest evenly over three years and expire at the end of the third year. A cash payment will be equal to the number of vested RSUs multiplied by the price corresponding to the average closing market price of the Bank's common shares on the Toronto Stock Exchange for the 20 days preceding the vesting date of the RSUs.

Annual Bonus Programs of NBFG Administrative Personnel and Specialists

NBFG also offers variable compensation programs to all its administrative personnel and specialists to reward employees for their contribution to the financial results of the various business units and of NBFG as a whole.

The bonus envelope for administrative personnel is based on the financial results of the Bank, of NBFG and of the relevant business units, and the attainment of predetermined strategic objectives. Bonuses are allocated based on the employee's line level and individual contribution to the attainment of the objectives.

The bonus envelopes created for NBFG specialists vary from unit to unit, and may be a function of the income generated by the unit, the direct contribution or the overall profitability of NBFG. Bonuses are allocated based on the ability to generate income, the business relationship with clients, as well as the level of responsibility, experience and performance of individual employees.

These programs are established on the basis of those offered for similar positions in the reference market, namely, the investment industry.

Medium- and Long-Term Variable Compensation Programs

The Bank grants stock options on an annual basis to all of its officers and other designated persons of the Bank and its subsidiaries, except for officers who are not Canadian residents who receive exclusively SARs. Moreover, officers may elect to receive a portion of this long-term compensation in the form of DSUs instead of stock options. Officers on the Policy Committee of NBFG and some Officers of the Bank receive a portion of their compensation as RSUs. Lastly, Officers of the Bank are required to comply with the Share Ownership Guidelines, as set forth in the "Share Ownership Guidelines for Bank Officers" section of the Circular.

All these plans are described hereafter.

Stock Option Plan of the Bank

The purpose of the Bank's Stock Option Plan (the "Stock Option Plan") is to encourage officers and other designated persons of the Bank and its subsidiaries to contribute to the growth of shareholder investments by tying a portion of their compensation to increases in the value of the Bank's common shares. Each option entitles the holder to purchase one common share at a price equal to the closing price of the Bank's common shares on the Toronto Stock Exchange on the day preceding the grant. Each year, when granting options, the Committee reviews the number and term of previously granted options. After setting the conditions, the Committee grants options, on an annual basis, to officers and other designated persons of the Bank and its subsidiaries. Since the Stock Option Plan was adopted, the Bank makes only one grant per financial year, on a specific date, without taking into account the officers hired or appointed during the financial year. This annual award date has never been retroactively amended.

Options vest over four years at the rate of 25% per year. They may be exercised in whole or in part before the expiration date determined by the Committee at the time they are granted, but such period cannot exceed 10 years. Options expire on their expiration date or, under certain circumstances provided for in the Stock Option Plan, within prescribed periods. All non-vested options will be forfeited on the date of the plan member's death or following 30 continuous months of absence due to disability. Retired plan members retain options vested before their retirement for a period of three years. If the plan member resigns or is dismissed for cause, all unexercised options will be forfeited on the departure date or on the date the member ceases to be eligible. In the event of termination of employment, an extension for the termination of the options of up to 18 months may be granted. No options may be exercised in the first year after they are granted. Officers may exercise their vested options between the 2nd business day following publication of the Bank's interim consolidated financial statements and the 30th calendar day following that date. Options are not transferable, except as part of an estate settlement.

To further align the interests of officers on the Bank's Executive Committee with those of shareholders, the Board has added specific conditions under which options can be exercised. Accordingly, each officer on the Bank's Executive Committee must, upon exercising stock options granted since December 2002, keep the amount equal to the gain resulting from the exercise of vested options, after tax considerations, in the form of common shares of the Bank for one year. Moreover, officers on the Bank's Executive Committee must disclose their intention to exercise any stock options of the Bank, regardless of the grant date, by way of a news release, five business days prior to the intended exercise date. Lastly, the Stock Option Plan specifically provides that the price of options already granted cannot be lowered, under any circumstances, to reflect changes in the price of the Bank's common shares. Officers can therefore only benefit from the options granted to them provided that the Bank's share price increases steadily over the long term.

During the most recently completed financial year, 943,200 options were granted and 1,074,308 options were exercised at prices ranging from $11.00 to $48.20. During the previous financial year, 1,468,260 options were granted and 1,760,263 options were exercised. As at October 31, 2006:

- 5,391,912 options were outstanding with strike prices ranging from $13.50 to $61.44 and expiring between December 2006 and December 2015;
- 2,494,166 options could be exercised at prices ranging from $13.50 to $48.20; and
- the maximum number of common shares that could still be issued was 13,321,347.

The maximum number of common shares reserved for a member may not exceed 5% of the total number of common shares issued and outstanding. The Bank strictly abides by this rule and no member holds options on a number of common shares that exceeds 5% of the total number of common shares issued and outstanding.

No amendment was made to the Stock Option Plan in fiscal 2006.

This year, management of the Bank is proposing that holders of common shares approve amendments to the Stock Option Plan. For more information, refer to the "Amendments to the Stock Option Plan" section of the Circular.

Stock Appreciation Rights Plan of the Bank

The Bank's Stock Appreciation Rights Plan (the "SAR Plan") has the same objectives and respects the same granting and exercise criteria as the Stock Option Plan.

The Committee grants SARs to officers and other designated persons of the Bank and its subsidiaries. SAR Plan members may receive, on the exercise date of the SARs, a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the grant.

As in the case of stock options, SARs may not be exercised before the vesting date and have a maximum term of 10 years as of the grant date. Furthermore, unexercised SARs expire on their expiration date, or when a plan member resigns or is dismissed for cause.

During the most recently completed financial year, only plan members who were not Canadian residents were granted SARs.

No amendment was made to the SAR Plan in fiscal 2006.

Restricted Stock Unit Plan of the Bank

The Bank's Restricted Stock Unit Plan (the "RSU Plan") was approved to further ensure that the compensation of certain officers and other designated persons of the Bank and its subsidiaries is competitive and to foster retention. Under the RSU Plan, a predetermined percentage of the officer's base salary is paid in the form of RSUs. The value of these units corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the grant. Additional RSUs equal in amount to the dividends paid on common shares are credited to the officer's account. RSUs vest only at the end of the third year after the grant date, which is also the maturity date. A cash payment will be equal to the number of vested units multiplied by the price corresponding to the average closing price of the common shares of the Bank on the Toronto Stock Exchange for the 20 days preceding the vesting date of the units. If the plan member resigns or is dismissed for cause, all non-vested RSUs are cancelled.

No amendment was made to the RSU Plan in fiscal 2006.

Deferred Stock Unit Plan for Officers of the Bank

The objective of the Deferred Stock Unit Plan for Officers of the Bank (the "DSU Plan") is to align the interests of Officers of the Bank more closely with those of shareholders by tying a portion of their compensation to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of the Bank's common shares on the Toronto Stock Exchange on the day preceding the grant. Additional DSUs equal in amount to the dividends paid on common shares are credited to the officer's account. DSUs vest over four years at the rate of 25% per year, and may only be cashed when the officer retires or leaves the Bank. In general, the member may then request that all or some of his or her vested DSUs be redeemed by filing up to eight notices of redemption of DSUs on or before December 1 of the first calendar year after the calendar year in which the officer ceased to be in the Bank's employ.

The long-term compensation of the President and Chief Executive Officer includes 125% of his base salary paid in the form of DSUs. In addition, since 2003, Senior Vice-Presidents on the Executive Committee may elect to receive up to 30% of their long-term compensation in the form of DSUs instead of stock options. Since December 2005, eligibility to this plan has been extended to all Officers of the Bank.

No amendment was made to the DSU Plan in fiscal 2006.

Deferred Compensation Plans of NBFG

NBFG offers two deferred compensation plans to its key employees.

- The first plan is a retention program for key employees in the Institutional Services and Infrastructure sectors. Management selects eligible employees on an annual basis and grants a cash award that takes into account the employee's line level and individual contribution. Awards are payable in cash as they vest. Awards vest over three years at a rate of 50% at the end of the first year and 25% at the end of each of the following two years. Effective December 2006, this plan will be replaced by the Bank's Stock Option Plan and the RSU Plan described above.

- The second plan of NBFG is exclusively for Individual Investor Services employees. This deferred compensation plan was established to foster retention of key employees and thereby promote growth in income and continuous improvement in profitability in this sector. Plan participants can defer a portion of their annual compensation and thereby benefit from the deferral of income tax on that compensation. This plan also enables the employer to make a contribution to key employees in this sector. The total contribution envelope of the employer is established based on NBFG's profitability and is distributed to groups of eligible employees with the highest individual contributions in terms of income generated. The amounts awarded by the employer and the deferred compensation of the employee may be invested in deferred units according to six investment choices, as chosen by the participant, who may subsequently modify the fund allocation among the six proposed investments, once a year. The units deposited in the employer's account vest at the rate of 25% each financial year. The value of vested units is payable, under certain conditions, to employees when their employment is terminated or when they retire.

Share Ownership Guidelines for Officers of the Bank

The Committee ensures that the compensation of Officers of the Bank is closely tied to the long-term interests of shareholders. Share Ownership Guidelines for Officers of the Bank have therefore been implemented and are monitored on a regular basis to ensure compliance.

Officers of the Bank are required to maintain minimum holdings of Bank common shares, including DSUs, vested SARs and vested stock options, proportionate to each officer's compensation and function. The value of the minimum holdings of common shares equals the previous three years' average base salary received by a given officer multiplied by a factor established under the Bank's Share Ownership Guidelines, as follows:

- 5.0 for the President and Chief Executive Officer;
- 4.0 for the Chief Operating Officer;
- 2.0 for members of the Executive Committee;
- 1.5 for Senior Vice-Presidents;
- 1.0 for Vice-Presidents.

As at the date of the Circular, all Officers of the Bank, including the Named Executive Officers, held a portion of their assets in common shares of the Bank, in compliance with these Guidelines. New Bank officers have a five-year grace period starting on the date of their appointment or promotion to meet these requirements.

The Share Ownership Guidelines were passed by the Board on December 19, 2002.

Employee Share Ownership Plan for Canadian Employees of the Bank and its Designated Subsidiaries

The aim of the Employee Share Ownership Plan (the "ESO Plan") is to build a stronger sense of belonging among Bank employees. Under the ESO Plan, employees who meet the eligibility criteria may contribute up to 8% of their gross salary per year by way of payroll deductions. The Bank's contribution consists in paying an amount equal to 25% of the employee's contribution, up to $1,500 per year. The Bank's contributions are vested after the employee has completed one year of continuous membership in the plan. Subsequent contributions vest immediately.

Compensation of the President and Chief Executive Officer for Fiscal 2006

The Committee's mandate includes conducting a review of the total compensation package of the President and Chief Executive Officer in August of each year to ensure it is fully competitive with the median of the Bank's reference market, adjusted to take into account characteristics specific to the Bank. To this end, Committee members mandated Hay Group Limited to conduct a market study on which they based their decisions.

The target value of Mr. Raymond's compensation components was deemed adequate and therefore maintained. These components are:

- a base salary of $1,000,000;
- a target annual bonus set at 100% of base salary. The actual bonus may vary between 0% and 200% of base salary depending on the annual financial results achieved as well as Mr. Raymond's contribution and overall performance; and
- target long-term compensation, comprised of options and DSUs for Officers of the Bank, representing 400% of base salary at the time of the grant.

Criteria for Assessing the Performance of the President and Chief Executive Officer

The Committee assesses the overall performance of the President and Chief Executive Officer on the basis of his contribution to:

- the financial results obtained by the Bank versus the objectives set at the beginning of the financial year and the results obtained by the five other major Canadian banks;
- the development of competitive advantages enabling the Bank to consolidate its strategic positioning within the financial industry;
- the Bank's risk profile and credit quality;
- the creation and maintenance of a solid corporate image based on the ongoing development of quality customer service and significant involvement in the community;
- the management of human resources, including strategic senior management succession planning; and
- the development and maintenance of positive relationships with shareholders, clients, employees, governments and other regulatory authorities, as well as communities.

A written description of the responsibilities of the President and Chief Executive Officer, related to the above elements, was established and approved by the Committee.

Assessment of the Performance of the President and Chief Executive Officer for Fiscal 2006

At the beginning of each financial year, the Committee approves the annual objectives of the Bank's President and Chief Executive Officer. For fiscal 2006, the objectives concerned the criteria related to achieving the Bank's three-year plan, improving efficiency by maintaining growth in expenses below growth in revenues, mobilizing the Bank in pursuit of its objectives and developing human capital. Target objectives were also set for the creation of shareholder and client value.

The table below summarizes the performance indicators and results obtained in fiscal 2006.

	Target	Result	Result versus target
Return on equity	› 16%	20.1%	Exceeded target
Growth in earnings per share	› 5%	10.3%	Exceeded target
Tier 1 capital ratio	More than 8.5%	9.9%	Exceeded target
Rate of very satisfied clients	Increase of 100 basis points	Increase of 220 basis points	Exceeded target

During the most recently completed financial year, the Bank demonstrated its ability to execute its strategy and exceed its financial objectives, while maintaining superior levels of customer satisfaction and employee engagement. In fact, all of the financial targets set for fiscal 2006 were surpassed.

The results obtained with respect to each component of its strategic plan enabled the Bank to once again – and for the fourth year in a row – post record results. The Bank further consolidated its position as Quebec's leading bank without adversely affecting the quality of its portfolio or hurting its profit margins.

In particular, the Bank declared net income of $871 million for the year, up from $855 million in fiscal 2005. This profitability record was set on the strength of higher revenues and productivity gains in each of the main business segments. This was reflected in the Bank's efficiency ratio which improved 90 basis points, from 64.9% in fiscal 2005 to 64.0%.

As a result of this performance, diluted earnings per share (excluding specified items) rose to $5.05, a 10.3% increase over fiscal 2005. The Tier 1 capital ratio also increased to 9.9%, up from 9.6% at the end of the previous fiscal year.

Moreover, the Bank's ratio of gross impaired loans to total adjusted capital and allowances improved substantially from 6.8% at the end of fiscal 2005 to 5.9% as at October 31, 2006.

Net income for each of the Bank's main business segments, namely, Personal and Commercial, Wealth Management and Financial Markets, was up by 8%, 29% and 16% respectively over fiscal 2005.

The Personal and Commercial segment saw significant gains in mortgage-secured loans, investment loans under partnership agreements, energy sector financing and loans granted to Quebec-based businesses. In Wealth Management, the Bank currently holds over 8% of the savings that Canadians entrust to major banking institutions – a share that far exceeds the relative size of the Bank. The Financial Markets segment, with its increasingly diverse range of activities, has posted the highest revenue growth in the industry since 2000, while keeping revenue volatility below that of its peers.

As regards customer satisfaction, the percentage of "very satisfied" clients has risen 20% in five years, with satisfaction ratings up among both individual and business clients.

SECTION 3 | Internal Management (cont.)

These excellent results stem from a successful growth strategy based on customer satisfaction, employee engagement and the deployment of high-performance products that meet market expectations.

Moreover, the Bank's community involvement clearly demonstrates its concern for the social environment. It is through such involvement that the Bank develops and consolidates lasting relationships with its clients, business partners and investors. In this regard, Mr. Raymond is the Bank's main spokesperson vis-à-vis shareholders. In addition to the annual meeting and quarterly conference calls, his involvement extends to speaking at financial services conferences in Canada, regularly visiting major North American financial centres, and making presentations to institutional investors, financial analysts and credit rating agencies.

Under Mr. Raymond's leadership, the Bank remained committed to building a flexible, people-oriented organization and to providing a work environment that fosters innovation and personal development. The Bank is therefore proud to be recognized, for the third consecutive year, as one of the *50 Best Employers in Canada*, a prestigious title awarded by Hewitt Associates Corp. to recognize organizations with sound management practices that support the pursuit of their growth strategy.

This recognition is one of the many distinctions earned by the Bank in 2006. In March 2006, the Bank also made the list of the 150 most admired companies in Quebec for the fourth straight year, and was ranked second among financial institutions. This endorsement underscores the Bank's efforts to offer clients a level of service that surpasses their expectations and also reflects the Bank's standing within the community. Mr. Raymond was also named personality of the week in the March 12, 2006 edition of *La Presse*, in large part due to the Bank's total return on common shares of 25.1% in 2005.

The price of Bank shares also rose in fiscal 2006, from $59.14 to $61.25, and the dividend payout ratio was 38%, exceeding the Bank's target range of 35% to 45%. Mr. Raymond and his management team were instrumental in creating this value and returning a portion of the Bank's earnings to investors.

Mr. Raymond and his management team therefore continued to maintain the balance between employee aspirations, client satisfaction and shareholder expectations.

Bonuses Granted for Fiscal 2006

For fiscal 2006, Mr. Raymond's annual bonus envelope was determined in accordance with the terms and conditions of the annual bonus program described previously. More specifically, the value of this envelope was calculated based on the results of the two performance indicators of the Bank's annual bonus program, as outlined below:

Return on Equity (80%)	ROE	% achieved
Threshold – the lesser of: 90% of budgeted ROE (90% of 18.35%, i.e. 16.5%) and 75% of average ROE for the five other major Canadian banks (75% of 24%, i.e. 18%)	16.52%	0%
Target – budgeted ROE (fiscal 2006)	18.35%	100%
Maximum – the higher of: 110% of budgeted ROE (110% of 18.35%, i.e. 20.2%) and 125% of average ROE for the five other major Canadian banks (125% of 24%, i.e. 30%)	30%	200%
Result	20.05%	114.59%

Growth in Earnings per Share (20%)	GEPS	% achieved
Zero growth (if average GEPS for the five other major Canadian banks is negative, this average will serve as the threshold)	0%	0%
Target – budgeted GEPS (fiscal 2006)	5%	100%
Maximum – 200% of budgeted GEPS	10%	200%
Result	10.3%	200%

Mr. Raymond's total bonus envelope therefore represents 131.67% of his base salary.

Given Mr. Raymond's contribution and the appraisal of his overall performance during the most recently completed financial year, the Committee granted Mr. Raymond an annual bonus of $1,500,000.

The Committee also agreed to grant Mr. Raymond long-term compensation comprised of 191,500 options and 18,970 DSUs for Officers of the Bank, in accordance with the target percentages of base salary fixed for calculating his long-term compensation, namely:

- 125% of base salary in DSUs for Officers of the Bank; and
- 275% of base salary in stock options.

Mr. Raymond's compensation is detailed in the "Summary of Total Compensation of Named Executive Officers" table of the Circular.

Consequently, the Committee is of the opinion that the strategic vision of Mr. Raymond and his management team will contribute to optimizing present and future shareholder value.

Lastly, it is the view of the Committee that the level of compensation of officers is appropriate given the Bank's scope and shareholder value added, that the compensation policies and practices are in line with the Bank's financial performance and its reference market's practices, taking into account characteristics specific to the Bank.

This report is submitted by the Committee. At the end of the financial year ended October 31, 2006, the Committee was comprised of the following five independent directors:

Jean Gaulin, Chair
André Caillé
Shirley A. Dawe
Marcel Dutil
Marc P. Tellier

Total Compensation of Named Executive Officers

Summary of Total Compensation of Named Executive Officers

The following table is presented pursuant to Canadian securities legislation. It details the total compensation paid by the Bank and its subsidiaries to each of the Named Executive Officers during each of the three most recently completed financial years.

		Annual Compensation			Long-Term Compensation			All Other Compensation[4]
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	SARs (#)	Securities Under[3] Options (#)	Long-Term Bonus Program ($)	($)
Réal Raymond	2006	1,000,000	1,500,000	0	Nil	191,500	1,250,123[5]	N/A
President and Chief Executive Officer	2005	1,000,000	2,000,000	0	Nil	177,400	1,250,304	N/A
	2004	879,123	1,500,000	0	Nil	262,400	1,250,790	N/A
Pierre Fitzgibbon	2006	321,137[6]	333,000	6,801	Nil	32,400	N/A	N/A
Senior Vice-President	2005	268,644	1,210,000	2,794	Nil	29,300	N/A	N/A
Finance, Technology and Corporate Affairs	2004	193,462	1,962,207	2,686	Nil	N/A	71,204	N/A
Louis Vachon[7]	2006	444,164[8]	2,930,790	0	Nil	125,400	N/A	1,366,644[9]
Chief Operating Officer	2005	400,000	3,442,214	0	Nil	37,400	N/A	1,721,106
	2004	250,000	2,309,440	2,419	Nil	55,000	N/A	989,760
Ricardo Pascoe[10]	2006	256,022[11]	2,169,282	0	Nil	30,300	N/A	1,084,642[12]
Co-President and Co-Chief Executive Officer, NBFG	2005	250,000	2,063,454	0	Nil	13,400	N/A	1,031,727
and Senior Vice-President	2004	250,000	2,162,907	0	Nil	16,000	N/A	498,389
Luc Paiement[10]	2006	300,000	2,018,238	3,727	Nil	21,200	130,680[13]	1,009,120[14]
Co-President and Co-Chief Executive Officer, NBFG	2005	300,000	1,881,445	1,248	Nil	16,000	N/A	941,723
and Senior Vice-President	2004	300,000	1,691,078	12,863	Nil	16,000	N/A	845,539

(1) The figures in this column include the annual bonuses earned and acquired during each financial year ended October 31.

(2) The figures in this column only represent benefits relating to loans granted at preferred interest rates to Named Executive Officers. The Named Executive Officers also have the use of a leased car and may, at their option, participate in the ESO Plan. The aggregate value of these other benefits for the year ended October 31, 2006 does not exceed the lesser of: $50,000 or 10% of the salary and bonuses paid annually to the Named Executive Officers.

(3) These securities were granted under the Stock Option Plan. For more information, refer to the "Stock Option Plan of the Bank" heading in the "Report of the Human Resources Committee" section of the Circular.

(4) The figures in this column represent the portion of the annual bonus earned but not acquired during each financial year ended October 31. For Luc Paiement, the amount in this column also includes total contributions made by National Bank Financial Inc. during each financial year on his behalf to the National Bank Financial Inc. employee Group Registered Retirement Savings Plan (RRSP).

(5) Réal Raymond received 18,970 DSUs for Officers of the Bank at a price of $65.90 in December 2006 under the DSU Plan. For more information, refer to the "Deferred Stock Unit Plan of the Bank" heading in the "Report of the Human Resources Committee" section of the Circular. The total number of DSUs for Officers of the Bank held by Réal Raymond as at October 31, 2006 was 89,811, for a market value of $5,500,924, based on a share price of $61.25 as at October 31, 2006.

(6) Pierre Fitzgibbon's base salary was adjusted on September 4, 2006, from $320,000 to $335,000.

(7) Louis Vachon held the position of Chairman of the Board and Chief Executive Officer of NBFG, Chairman of the Board of Natcan Investment Management Inc. and Senior Vice-President until July 31, 2006.

(8) Louis Vachon's base salary was adjusted on August 1, 2006, from $400,000 to $600,000.

(9) Under the Annual Bonus Program for officers on the Policy Committee of NBFG, Louis Vachon received one third of his bonus in his capacity as Chairman of the Board and Chief Executive Officer of NBFG in the form of RSUs. The number of RSUs held by Louis Vachon as at October 31, 2006 was 6,258 vested RSUs and 42,811 non-vested RSUs, for a market value of $3,005,476, based on a share price of $61.25 as at October 31, 2006.

(10) Ricardo Pascoe and Luc Paiement have held the position of Co-President and Co-Chief Executive Officer of NBFG and Senior Vice-President since September 4, 2006.

(11) Ricardo Pascoe's base salary was adjusted on September 4, 2006 from $250,000 to $300,000.

(12) Under the Annual Bonus Program for officers on the Policy Committee of National Bank Financial Group, Ricardo Pascoe received one third of his bonus in the form of RSUs. The number of RSUs held by Ricardo Pascoe as at October 31, 2006 was 3,745 vested RSUs and 25,425 non-vested RSUs, for a market value of $1,786,663, based on a share price of $61.25 as at October 31, 2006.

(13) Under the DSU Plan, Luc Paiement received 1,983 DSUs for Officers of the Bank at a price of $65.90 in December 2006. For more information, refer to the "Deferred Stock Unit Plan of the Bank" heading in the "Report of the Human Resources Committee" section of the Circular. As at October 31, 2006, Luc Paiement had no DSUs for Officers of the Bank.

(14) Under the Annual Bonus Program for officers on the Policy Committee of National Bank Financial Group, Luc Paiement received one third of his bonus in the form of RSUs. The number of RSUs held by Luc Paiement as at October 31, 2006 was 23,207 non-vested RSUs, for a market value of $1,421,429, based on a share price of $61.25 as at October 31, 2006.

Options Granted in December 2006

The table below specifies the number of options granted to Named Executive Officers during the most recently completed calendar year. Under the Stock Option Plan, options granted in December 2006 will vest over the next four years, in equal portions of 25%, starting in December 2007. These options will expire on December 13, 2016. During the 30 business days prior to the options being granted, the closing price of the common shares of the Bank on the Toronto Stock Exchange fluctuated between $61.36 and $65.90.

Name	Number of Options Granted (#)	% of Total Options & SARs Granted to Employees in December 2006	Option Exercise Price ($)	Market Value of a Common Share on the Date Preceding the Grant ($)	Expiration Date
Réal Raymond	191,500	12.41	65.90	65.90	13/12/2016
Pierre Fitzgibbon	32,400	2.10	65.90	65.90	13/12/2016
Louis Vachon	125,400	8.13	65.90	65.90	13/12/2016
Ricardo Pascoe	30,300	1.96	65.90	65.90	13/12/2016
Luc Paiement	21,200	1.37	65.90	65.90	13/12/2016

Since the initial approval of the Stock Option Plan and the SAR Plan, as well as during the most recently completed financial year, the Bank has not repriced downward any options or SARs held by its officers and Named Executive Officers.

The following table lists, for each of the Named Executive Officers, the number of securities affected by options/SARs exercised during the most recently completed financial year, the aggregate value realized as well as the number and value of unexercised options/SARs outstanding as at October 31, 2006. The value of unexercised options/SARs at financial year-end is equal to the difference between the exercise price of the options/SARs and the closing price of common shares of the Bank on the Toronto Stock Exchange on the last business day of the financial year, namely, $61.25.

Options/SARs Exercised by the Named Executive Officers during the Financial Year Ended October 31, 2006, and Number and Value of Unexercised In-The-Money Options/SARs at Financial Year-End

Name	Number of Securities Affected by Exercised Options/SARs (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End		Value of Unexercised In-The-Money Options/SARs at Financial Year-End(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réal Raymond	149,940	4,797,210	292,000	515,800	6,719,040	5,861,760
Pierre Fitzgibbon	0	0	0	29,300	0	0
Louis Vachon	0	0	158,800	101,900	5,184,855	1,102,088
Ricardo Pascoe	0	0	19,000	40,400	355,950	460,350
Luc Paiement	0	0	25,775	40,125	638,618	450,623

(1) The amounts indicated are based on a price of $61.25 per common share, namely, the closing price of the common shares of the Bank on the Toronto Stock Exchange on the last business day of the financial year ended October 31, 2006.

Under the Bank's long-term compensation programs, only the Stock Option Plan allows for the issuance of the Bank's equity securities. As at October 31, 2006, pursuant to Canadian securities legislation, the following table shows the situation of the Stock Option Plan.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants or Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	5,391,912	$41.40	7,929,435
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,391,912	$41.40	7,929,435

Retirement Benefits for Named Executive Officers

Pension Plan and Post-Retirement Allowance Program

The Named Executive Officers of the Bank participate in the defined benefit pension plan and the Post-Retirement Allowance Program, except for Luc Paiement who participates in the National Bank Financial Inc. employee Group Registered Retirement Savings Plan described under the "Pension Plan of Luc Paiement" heading of this section of the Circular. A pension, up to the maximum pension prescribed by applicable legislation, is payable under the registered pension plan, while the Post-Retirement Allowance Program provides for any supplemental pension, where applicable. The combined effect of these two plans can be defined as follows:

- For each year of credited service, the plans grant a life pension equal to 2% (except for Louis Vachon whose conditions are described below) of the average pensionable earnings, defined as the average earnings for the 60 highest-paid consecutive months. Pensionable earnings include the salary and the bonus, which is subject to conditions that vary according to line level:

  – for the President and Chief Executive Officer and the Chief Operating Officer, the eligible annual bonus is limited to 100% of base salary;
  – for Senior Vice-Presidents who are members of the Executive Committee, the calculation has, since January 1, 2006, been based on 50% of the annual bonus (up to 35% of base salary). The average annual pensionable earnings are limited to $700,000.

When Louis Vachon was appointed to the position of Chief Operating Officer, he was granted additional retirement conditions under the Post-Retirement Allowance Program, with the Board's approval. As a result, five additional years of credited service were recognized for Mr. Vachon as at August 1, 2006. In addition, his annual pension rate will be 4% per year from August 1, 2006 to July 31, 2010, 2.5% per year from August 1, 2010 to July 31, 2017 and 2% for each year thereafter, up to a total pension of 70% of average salary at retirement.

These terms and conditions equal five years of credited service as at August 1, 2006, two years of credited service for each year between August 1, 2006 and July 31, 2010, 1.25 years of credited service for each year between August 1, 2010 and July 31, 2017 and one year of credited service for each year thereafter, up to a maximum of 35 years of credited service. The figures in the following tables are based on this number of years of credited service.

Pursuant to the pension plans, the normal retirement age is 60. However, these pension plans allow for early retirement starting at age 55, subject to the Bank's consent. In such case, the pension is reduced by the lesser of:

- 4% for each year prior to age 60, or
- 2% for each year by which the sum of the age and years of service falls short of 90.

Moreover, the President and Chief Executive Officer, the Chief Operating Officer and the Senior Vice-Presidents contribute 9% of their respective salary to the pension plan, up to a maximum of $13,180 per year. At retirement, the accumulated sum exceeding the basic contribution is converted to a supplementary pension, subject to the limits imposed by applicable legislation.

Recent Changes

The Board passed a resolution amending the provisions of the plans, effective January 1, 2007, in order to index the pensions payable by 2.18%, which corresponds to 50% of the increase in the Consumer Price Index between July 2004 and July 2006. The pensions of employees who have been retired for less than two years were indexed at a lesser rate, prorated to the number of months they have been retired, while pensions under the Post-Retirement Allowance Program that already stood at $200,000 per year were not indexed.

The years of credited service as at October 31, 2006 and estimated on the normal retirement date, as well as the estimated annual pension payable at age 60 on the basis of average compensation as at October 31, 2006 and the projected years of service until age 60, are presented in the following table.

Name	Years of Credited Service as at October 31, 2006	Estimated Years of Credited Service on Normal Retirement Date	Estimated Annual Pension Payable at Age 60
Réal Raymond	31.7	35.0	$ 1,193,000
Pierre Fitzgibbon	6.3(1)	14.4	$ 109,000
Louis Vachon	14.1(1)	35.0(2)	$ 270,000
Ricardo Pascoe	3.1	17.0	$ 102,000
Luc Paiement	N/A	N/A	N/A

(1) Pierre Fitzgibbon and Louis Vachon were each credited five years upon their respective appointments to their current positions. The cost related to these additional years is spread over the projected length of their active careers.

(2) In addition to the five years mentioned in note (1) above, under the terms of the agreement reached at the time of his appointment, Louis Vachon will be credited with 2 years of service for each year between August 1, 2006 and July 31, 2010; 1.25 years of service for each year between August 1, 2010 and July 31, 2017; and 1 year of service for each year thereafter, up to a maximum of 35 years.

The maximum number of years recognized for the purposes of the Post-Retirement Allowance Program is 35.

The following table details the estimated annual pensions payable to Named Executive Officers of the Bank under the Pension Plan and Post-Retirement Allowance Program.

Estimated Pensions Payable as of Age 60[1][2]

Average Pensionable Earnings[3]	Years of Credited Service				
	15	20	25	30	35
($)	($)	($)	($)	($)	($)
300,000	86,816	116,091	145,560	175,029	204,545
400,000	116,816	156,091	195,560	235,029	274,545
500,000	146,816	196,091	245,560	295,029	344,545
600,000	176,816	236,091	295,560	355,029	414,545
700,000[4]	206,816	276,091	345,560	415,029	484,545
1,000,000	296,816	396,091	495,560	595,029	694,545
1,500,000	446,816	596,091	745,560	895,029	1,044,545
2,000,000	596,816	796,091	995,560	1,195,029	1,394,545
2,500,000	746,816	996,091	1,245,560	1,495,029	1,744,545

(1) The estimated pensions do not take into account the pension generated by the additional contributions accumulated by the Named Executive Officer.

(2) The pension is payable for life, but reduced to take into account the amount payable under the Canada Pension Plan or the Quebec Pension Plan. Upon the member's death, 60% of the pension is payable to the member's spouse. If there is no spouse, part of the pension is payable to the dependent children.

(3) The amounts in the "Salary" and "Bonus" columns of the "Summary of Total Compensation of Named Executive Officers" table of the Circular are used to calculate the average pensionable earnings, subject to the maximums set out above.

(4) For Named Executive Officers at the level of Senior Vice-President who are members of the Executive Committee, average pensionable earnings are limited to $700,000.

The following table details, for each of the Named Executive Officers, the change in accrued pension benefit obligation between October 31, 2005 and October 31, 2006, including the annual pension benefit expense for the Bank with respect to their participation in retirement plans for fiscal 2006.

It should be noted that the amounts in the table below are estimates and are based on assumptions and employment conditions that can vary over time. The method used to calculate these amounts may also differ from that used by another company, which could call into question the relevance of a comparison.

Name	Accrued Pension Benefit Obligation as at October 31, 2005[1]	Annual Cost of Retirement Benefits for Fiscal 2006[2]	Change in Obligation Related to Compensation[3]	Change in Obligation Related to Other Items[4]	Accrued Pension Benefit Obligation as at October 31, 2006[1]
Réal Raymond	$ 14,398,000	$ 451,000	$ 0	$ 1,621,000	$ 16,470,000
Pierre Fitzgibbon	$ 40,000	$ 104,000	$ 53,000	$ 32,000	$ 229,000
Louis Vachon	$ 670,000	$ 124,000	$1,984,000	$ 236,000	$ 3,014,000
Ricardo Pascoe	$ 125,000	$ 50,000	$ 118,000	$ 40,000	$ 333,000
Luc Paiement	N/A	N/A	N/A	N/A	N/A

(1) The accrued pension benefit obligation represents the present value of the pension benefit for years of credited service up to October 31, 2005 or October 31, 2006. These values were calculated using the same assumptions as those used for the Bank's financial statements, in particular, a discount rate of 5.50% as at October 31, 2005 and a discount rate of 5.25% as at October 31, 2006. The value of benefits payable by the officer's contributions is included in the calculation of the accrued pension benefit obligation.

(2) The annual cost of retirement benefits represents the present value of the pension benefit accumulated during fiscal 2006. This value was calculated using the same assumptions as those used for the Bank's financial statements, in particular, the discount rate applicable at the beginning of fiscal 2006, i.e., 5.50%. Contributions made by the officer are excluded from the calculation of the annual cost of pension benefits.

(3) The change in the obligation related to compensation includes the impact of the changes in base salary, the increase in maximum pensionable earnings following appointments, plan amendments or attributions of years of credited service. For Louis Vachon, the amount of $1,984,000 breaks down as follows: $1,185,000 related to the increase in his base salary and his maximum pensionable earnings following his appointment, and $799,000 related to the recognition of additional years of credited service. For Pierre Fitzgibbon, the change is due to the increase in his pensionable earnings. For Ricardo Pascoe, the change is due to the increase in his pensionable earnings and the increase in his maximum pensionable earnings.

(4) The change in the obligation related to other items reflects the amounts attributable to interest accruing on the obligation at the beginning of the financial year, contributions paid by the officer, actuarial gains and losses other than those associated with compensation levels, and changes in actuarial assumptions. The most significant of these changes for fiscal 2006 relates to the reduction in the discount rate from 5.50% to 5.25%.

Pension Plan of Luc Paiement

Luc Paiement participates in the National Bank Financial Inc. employee Group Registered Retirement Savings Plan (the "Group RRSP"). The Group RRSP is a collection of individual retirement savings plans registered in the name of each participating employee. Employees can invest their contributions in several investment funds through National Bank Securities Inc., the Group RRSP provider. Employees assume the financial risks of their investments. They may contribute 2%, 3% or 4% of their base salary, up to $3,333.33 per year. The employer's contribution is equivalent to 30% of the employee's contribution, up to $1,000 per year.

In fiscal 2006, Mr. Paiement contributed $3,333.33 to the Group RRSP and his employer contributed $1,000 on his behalf.

Detailed Tables of Total Compensation of Named Executive Officers

The following tables present the estimated value of the total compensation of the Named Executive Officers for the three most recently completed financial years. Estimated total compensation includes all variable compensation, whether paid in cash or stock-based, for each of the Named Executive Officers, as well as the annual cost of retirement benefits.

Réal Raymond *President and Chief Executive Officer*	2006	2005	2004
Cash Compensation			
Base salary	$ 1,000,000	$ 1,000,000	$ 879,123
Annual bonus	$ 1,500,000	$ 2,000,000	$ 1,500,000
Cash Total	$ 2,500,000	$ 3,000,000	$ 2,379,123
Stock-Based Compensation			
Stock options(1)	$ 2,749,940	$ 2,749,700	$ 2,749,952
DSUs(2)	$ 1,250,123	$ 1,250,304	$ 1,250,790
Total Equity Value	$ 4,000,063	$ 4,000,004	$ 4,000,742
Direct Compensation	$ 6,500,063	$ 7,000,004	$ 6,379,865
Annual Cost of Retirement Benefits(3)	$ 451,000	$ 395,000	$ 328,000
Total Compensation	$ 6,951,063	$ 7,395,004	$ 6,707,865

(1) Estimated value of stock options calculated using the Black-Scholes model (for compensation purposes): $14.36 in December 2006, $15.50 in December 2005 and $10.48 in December 2004.

(2) Portion of long-term compensation paid in DSUs for Officers of the Bank, i.e., 125% of base salary. The DSU value was based on the grant price, i.e., $65.90 for the grant on December 13, 2006, $61.44 for the grant on December 7, 2005, and $48.20 for the grant on December 9, 2004.

(3) Present value of the retirement benefit accumulated during the financial year and determined based on the assumptions used in the Bank's Annual Report for each of those years.

Pierre Fitzgibbon *Senior Vice-President* *Finance, Technology and Corporate Affairs*	2006	2005(1)	2005(2)	2004(2)
Cash Compensation				
Base salary	$ 321,137	$ 99,419	$ 169,225	$ 193,462
Annual bonus	$ 333,000	$ 135,000	$ 1,075,000	$ 1,962,207
Cash Total	$ 654,137	$ 234,419	$ 1,244,225	$ 2,155,669
Stock-Based Compensation				
Stock options(3)	$ 465,264	$ 454,150	N/A	N/A
Other long-term compensation(4)	N/A	N/A	N/A	$ 71,204
Total Equity Value	$ 465,264	$ 454,150	N/A	$ 71,204
Direct Compensation	$ 1,119,401	$ 688,569	$ 1,244,225	$ 2,226,873
Annual Cost of Retirement Benefits(5)	$ 104,000	$ 25,000	N/A	N/A
Total Compensation	$ 1,223,401	$ 713,569	$ 1,244,225	$ 2,226,873

(1) Pierre Fitzgibbon has held the position of Senior Vice-President – Finance, Technology and Corporate Affairs since July 1, 2005.

(2) Pierre Fitzgibbon was Vice-Chairman of the Board and Managing Director – Corporate and Investment Banking at National Bank Financial Inc. until June 30, 2005.

(3) Estimated value of stock options calculated using the Black-Scholes model (for compensation purposes): $14.36 in December 2006 and $15.50 in December 2005.

(4) Under the long-term compensation program of NBFG.

(5) Present value of the retirement benefit accumulated during the financial year and determined based on the assumptions used in the Bank's Annual Report for each of those years.

SECTION 3 | Internal Management (cont.)

Louis Vachon *Chief Operating Officer*	2006[1]	2006[2]	2005	2004
Cash Compensation				
Base salary	$ 144,164	$ 300,000	$ 400,000	$ 250,000
Annual bonus (including deferred portion for 2004)	$ 197,500	$ 2,733,290	$ 3,442,214	$ 3,299,200
Bonus paid as RSUs[3]	N/A	$ 1,366,644	$ 1,721,106	N/A
Cash Total	$ 341,664	$ 4,399,934	$ 5,563,320	$ 3,549,200
Stock-Based Compensation				
Stock options[4]	$ 1,800,744	N/A	$ 579,700	$ 576,400
Total Equity Value	$ 1,800,744	N/A	$ 579,700	$ 576,400
Direct Compensation	$ 2,142,408	$ 4,399,934	$ 6,143,020	$ 4,125,600
Annual Cost of Retirement Benefits[5]	$ 72,000	$ 52,000	$ 55,000	$ 16,000
Total Compensation	$ 2,214,408	$ 4,451,934	$ 6,198,020	$ 4,141,600

(1) *Louis Vachon has held the position of Chief Operating Officer since August 1, 2006.*

(2) *Louis Vachon held the position of Chairman of the Board and Chief Executive Officer of NBFG, Chairman of the Board of Natcan Investment Management Inc. and Senior Vice-President until July 31, 2006.*

(3) *Louis Vachon received one third of his annual bonus in his capacity as Chairman of the Board and Chief Executive Officer of NBFG in the form of RSUs. For fiscal 2006, the value was established based on the price of the grant on December 12, 2006, namely, $65.90.*

(4) *Estimated value of stock options calculated using the Black-Scholes model (for compensation purposes): $14.36 in December 2006, $15.50 in December 2005 and $10.48 in December 2004.*

(5) *Present value of the retirement benefit accumulated during the financial year and determined based on the assumptions used in the Bank's Annual Report for each of those years.*

Ricardo Pascoe *Co-President and Co-Chief Executive Officer, NBFG and Senior Vice-President*	2006	2005	2004
Cash Compensation			
Base salary	$ 256,022	$ 250,000	$ 250,000
Annual bonus (including deferred portion for 2004)	$ 2,169,282	$ 2,063,454	$ 2,661,296
Bonus paid as RSUs[1]	$ 1,084,642	$ 1,031,727	N/A
Cash Total	$ 3,509,946	$ 3,345,181	$ 2,911,296
Stock-Based Compensation			
Stock options[2]	$ 435,108	$ 207,700	$ 167,680
Total Equity Value	$ 435,108	$ 207,700	$ 167,680
Direct Compensation	$ 3,945,054	$ 3,522,881	$ 3,078,976
Annual Cost of Retirement Benefits[3]	$ 50,000	$ 36,000	$ 13,000
Total Compensation	$ 3,995,054	$ 3,588,881	$ 3,091,976

(1) *Ricardo Pascoe receives one third of his annual bonus in the form of RSUs. For fiscal 2006, the value was established based on the price of the grant on December 12, 2006, namely, $65.90.*

(2) *Estimated value of stock options calculated using the Black-Scholes model (for compensation purposes): $14.36 in December 2006, $15.50 in December 2005 and $10.48 in December 2004.*

(3) *Present value of the retirement benefit accumulated during the financial year and determined based on the assumptions used in the Bank's Annual Report for each of those years.*

SECTION 3 | Internal Management (cont.)

Luc Paiement *Co-President and Co-Chief Executive Officer, NBFG and Senior Vice-President*	2006	2005	2004
Cash Compensation			
Base salary	$ 300,000	$ 300,000	$ 300,000
Annual bonus (including deferred portion for 2004)	$ 2,018,238	$ 1,881,445	$ 2,536,617
Bonus paid as RSUs(1)	$ 1,009,120	$ 940,723	N/A
Cash Total	$ 3,327,358	$ 3,122,168	$ 2,836,617
Stock-Based Compensation			
Stock options(2)	$ 304,432	$ 248,000	$ 167,680
DSUs(3)	$ 130,680	N/A	N/A
Total Equity Value	$ 435,112	$ 248,000	$ 167,680
Direct Compensation	$ 3,762,470	$ 3,370,168	$ 3,004,297
Annual Cost of Retirement Benefits(4)	N/A	N/A	N/A
Total Compensation	$ 3,762,470	$ 3,370,168	$ 3,004,297

(1) Luc Paiement receives one third of his annual bonus in the form of RSUs. For fiscal 2006, the value was established based on the price of the grant on December 12, 2006, namely, $65.90.

(2) Estimated value of stock options calculated using the Black-Scholes model (for compensation purposes): $14.36 in December 2006, $15.50 in December 2005 and $10.48 in December 2004.

(3) Under the DSU Plan for Officers of the Bank, Luc Paiement elected to receive a portion of up to 30% of his long-term compensation in the form of DSUs. The DSU value was based on the price of the grant, namely, $65.90 in December 2006.

(4) Luc Paiement does not participate in the Bank's defined benefit pension plan. Over the past three financial years, he participated in the National Bank Financial Inc. employee Group RRSP and employer contributions totalled $1,000 per year.

Termination of Employment Policy

On August 31, 2006, the Board adopted amendments to the Policy whereby the President and Chief Executive Officer, the Chief Operating Officer and the Senior Vice-Presidents who are members of the Executive Committee (the "eligible executive officers") would receive a separation allowance in the event their employment were to be terminated by the Bank following a change of control. The compensating measures are applicable when the following two events occur:

- a change of control of the Bank, as defined below; and
- a dismissal (without cause) resulting from a Bank initiative during the two-year period following the change of control, or the resignation of an officer further to a significant reduction in compensation or responsibilities or a transfer to another organization, against his or her wishes, during the two-year period following the change of control.

Moreover, the Policy now specifies that, in the case of voluntary resignation, dismissal (for cause), demotion or termination of employment based on an unsatisfactory performance, the Policy is not applicable.

"Change of control" means any change in the ownership of Bank shares following the acquisition of shares, a merger or a business combination resulting in one incorporated or unincorporated entity beneficially owning in excess of 50% of the voting shares of the Bank.

Pursuant to this Policy, eligible executive officers would be entitled to a separation allowance equal to their base salary and their average annual bonus for the previous three years (or the target annual bonus for eligible executive officers who have been in their respective positions for less than three years) for a period of 24 months, up to the normal retirement age.

As at the date of the Circular, the Bank had not concluded any other termination of employment agreement.

SECTION 3 | Internal Management (cont.)

Performance of Common Shares of the Bank

The following performance graph shows the cumulative total return for a $100 investment in common shares of the Bank on October 31, 2001, as compared to the total cumulative return of the S&P/TSX Banks subindex and the S&P/TSX Composite Index for the five most recently completed financial years, assuming dividends are fully reinvested at the market price on each dividend payment date.


Five-Year Cumulative Total Return on a $100 Investment
● Bank
▲ S&P/TSX Banks
■ S&P/TSX Composite
300
250
200
150
100
50
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05
Oct.06

	Oct. 2001 ($)	Oct. 2002 ($)	Oct. 2003 ($)	Oct. 2004 ($)	Oct. 2005 ($)	Oct. 2006 ($)
National Bank of Canada	100.00	124.80	179.10	220.30	275.60	294.70
S&P/TSX Banks	100.00	104.20	144.30	168.70	196.50	237.60
S&P/TSX Composite	100.00	92.32	117.10	135.99	162.00	197.11

Report of the Conduct Review and Corporate Governance Committee

Role of the Committee

The Conduct Review and Corporate Governance Committee (for the purposes of this report, the "Committee") assists the Board by overseeing the implementation of and compliance with corporate governance rules, procedures and policies, ensuring compliance with rules of professional conduct and supervising the management and monitoring of related party transactions.

The Committee establishes and annually reviews the mandates of the Board and its committees, as well as those of the Chairman of the Board and the committee Chairs. It also periodically reviews the Summary of the Bank's Corporate Governance Practices provided below, the size and composition of the Board and its committees as well as various rules and guidelines applicable to directors, in particular regarding share ownership, conflict of interest disclosure, and selection and succession. Furthermore, the Committee establishes and oversees the performance evaluation process applied to the Board, the committees, the Chairman of the Board, the committee Chairs and the directors, and ensures that orientation and continuing education programs for directors are maintained.

The Committee ensures compliance with the Code of Professional Conduct and the existence of mechanisms for the disclosure of information to clients, and oversees the application of a review process for complaints from clients who obtained products or services in Canada.

The Committee is composed entirely of independent directors (as defined under the "Independence of Directors" heading in this section of the Circular). The duties and responsibilities of the Committee are detailed in its mandate, which is reviewed annually.(1)

Members
Paul Gobeil, Chair
Pierre Bourgie
Shirley A. Dawe
Roseann Runte

(1) The text of this mandate is reproduced in its entirety on the Bank's website (www.nbc.ca).

Summary of the Bank's Corporate Governance Practices

The Bank is strongly committed to corporate governance and aims to enforce strict standards in this regard. The Bank, which keeps abreast of developments in this area at all times, complies with the corporate governance guidelines of the CSA. The Bank firmly believes that sound corporate governance is an essential component of its operations and that it is in the best interests of its shareholders, clients and all its partners to have policies and practices in place that generally comply with corporate governance best practices. The following statement details the Bank's corporate governance practices.

Composition of the Board of Directors

Independence of Directors

Independence standards. More than two thirds of the Bank's directors, including the Chairman of the Board, are independent. The Bank complies with the independence standards established by the CSA with respect to the independence of Board members and Audit and Risk Management Committee members. The independence of the directors is determined annually by the Board, based on the recommendations of the Committee, in light of applicable regulations and corporate governance best practices. Furthermore, the Board verifies whether there are any material relationships between the Bank and the directors in accordance with the CSA criteria, including any material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment or his or her ability to act in the Bank's best interests.

Independence is also determined using information provided by the directors in a semi-annually completed questionnaire, which includes, in particular, information about outside board memberships and the relationship that directors have with the Bank, if any. The independent members of the Board meet in camera after each regularly scheduled meeting of the Board.

Non-independent directors. At the end of the most recently completed financial year and as at the date of the Circular, the Board is of the opinion that 11 of the 15 Bank directors were independent. The four non-independent directors are Lawrence S. Bloomberg, Louis Vachon and Réal Raymond, who are employees or officers of the Bank or of one of its subsidiaries, as well as Gérard Coulombe, who is a partner at Desjardins Ducharme, L.L.P., a law firm that provides remunerated legal services to the Bank and its subsidiaries. The following table recapitulates the independent status of nominees for election to the Board.

Directors	Independent	Non-Independent	Reason for Non-Independence
Lawrence S. Bloomberg		✓	Advisor to a subsidiary of the Bank
Pierre Bourgie (ARM Chair, G)	✓		
André Caillé (HR, ARM)	✓		
Gérard Coulombe		✓	Partner of a law firm that provides legal services to the Bank and its subsidiaries
Bernard Cyr (ARM)	✓		
Shirley A. Dawe (G, HR)	✓		
Nicole Diamond-Gélinas (ARM)	✓		
Jean Douville	✓		
Marcel Dutil (HR)	✓		
Jean Gaulin (HR Chair, ARM)	✓		
Paul Gobeil (G Chair, ARM)	✓		
Réal Raymond		✓	President and Chief Executive Officer
Roseann Runte (G)	✓		
Marc P. Tellier (HR)	✓		
Louis Vachon		✓	Chief Operating Officer

- *Audit and Risk Management Committee (ARM)*
- *Conduct Review and Corporate Governance Committee (G)*
- *Human Resources Committee (HR)*

Outside board memberships. The Bank lists all boards on which its directors serve. In the "Information on Nominees for Election to the Board of Directors" section of the Circular, it discloses, among other things, the names of the reporting issuers on whose boards each director currently serves or has served in the previous five years. The Board adopted a directive under which all directors must notify the Committee Chair or the Chairman of the Board before accepting an invitation to serve on another board. The Chairman of the Board and the Committee Chair assess whether the director, in accepting the outside board membership, would be involved in a real or apparent conflict of interest and whether the director would remain capable of performing his or her duties as a director of the Bank.

SECTION 3 | Internal Management (cont.)

Size of the Board
The Committee is responsible for periodically reviewing the size of the Board to ensure its effectiveness, based on the competencies, aptitudes and experience sought by the Board, developing and periodically reviewing the selection criteria for directors to ensure they reflect regulatory requirements, the expectations and current and future needs of the Board, and reviewing the existing procedures from time to time so that said criteria can be applied. This year, the Board is composed of 15 directors. The Committee is of the opinion that this number is appropriate because it enables the Board to bring together the required competencies, knowledge, qualifications and diversity to foster frank discussions and a spirit of cooperation among directors.

Nomination of Directors and Re-election
Charter of Expectations. The Board believes that its performance depends, in particular, on the abilities, skills and experience of its members. In this context, the Board has adopted a Charter of Expectations for directors that formally sets out the Board's expectations of the directors as individuals and in terms of their contribution to the Board. In particular, the Charter of Expectations describes the aptitudes considered when nominating a director and, if applicable, when recommending the re-election of an existing director. It also states the requirements for ensuring that directors discharge their duties adequately and effectively. The Charter of Expectations advocates individual knowledge and qualifications that complement those of other directors, thus permitting the Board to properly fulfill all aspects of its role.

Nomination. The Committee, which is composed entirely of independent directors, administers the nomination process for new directors, and submits its recommendations to the Board. After consulting with the Chairman of the Board, the Committee recommends the nomination of directors who meet the following selection criteria: expertise enabling them to make an active, informed and profitable contribution to the management, the conduct of the business, the orientation and the development of the Bank; the availability of the candidate; a reputation for honesty and integrity; an understanding of regional, national and international issues; and a potential contribution that complements that of other Board members. The Committee also considers independence criteria in recommending new directors for election to the Board. The Board's expectations for new directors are discussed with potential nominees prior to their nomination in order to ensure that they are sufficiently available and competent to properly fulfill their role.

Re-election. The Committee annually assesses the eligibility and availability of directors who are candidates for re-election. In addition, a directive from the Bank provides that, barring any exceptional circumstances, a director's total mandate shall be limited to 15 years. The computation of a 15-year tenure commenced in 1998 for directors serving on the Board at that time.

Majority voting. The Bank adopted a policy statement whereby any nominee for election as a director for whom the number of votes withheld exceeds the number of votes cast in his or her favour at an Annual Meeting of Shareholders will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation to the Committee, and the Committee will submit a recommendation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

Orientation and Continuing Education
Directors follow an orientation and continuing education program that allows them to become more familiar with the operations of the Bank and its segments and broaden their knowledge in general. The program is composed of three parts: (i) orientation of new directors; (ii) individual meetings between new directors and executive officers; and (iii) continuing education provided by Bank representatives with special expertise or by external consultants.

Orientation. The orientation program for new directors is intended to provide them with an overview of the Bank, its operations, its activities and its main challenges. More specifically, new directors receive training, in particular, on the role of the Board, its committees and directors, the Bank's vision, its main sectors of activity and business challenges, the audit and control system as well as the Bank's client base and human resources. New directors also participate in meetings with the Bank's Executive Committee members, the President and Chief Executive Officer, and the Chairman of the Board.

Directors' Handbook. Directors are given a Directors' Handbook which describes, in particular, the duties and responsibilities of directors, the Bank's organizational structure, its obligations as a reporting issuer, its policies and practices, as well as the mandates of the Board, its committees, the Chairman of the Board and the committee Chairs. The Directors' Handbook also contains the Bank's By-Laws and Code of Professional Conduct.

Continuing education. As part of regularly scheduled Board meetings, directors attend presentations given on various aspects of the Bank's operations by Bank representatives with special expertise. From time to time, they also attend training sessions given by external consultants.

SECTION 3 | Internal Management (cont.)

Mandate of the Board

The Board exercises its role and responsibilities in accordance with the Bank's By-Laws, internal policies and procedures, as well as applicable laws and regulations, including the Act and the laws and regulations of the CSA. The Board reviews its mandate annually to ensure that it adequately reflects how the Board functions, as well as its operations and responsibilities, and that it complies with existing regulations. The Board's mandate is provided in Schedule B to the Circular.

Mandate of the Chairman of the Board

The mandate of the Chairman of the Board defines his duties with respect to his relations with directors, committees, shareholders and executive officers. The Committee annually reviews the mandate to ensure that it properly reflects the duties and responsibilities of the Chairman of the Board.

Strategic Planning

The Board discusses, approves and regularly reviews the strategic plan in which the Bank sets out its mission, vision, business objectives and strategies, taking into account the opportunities and risks for the Bank, as well as the business plans relating to its main operations. The Board also approves the business plans relating to the Bank's main operations and regularly reviews them to ensure they remain appropriate and prudent given the Bank's economic and business environment, resources and results.

Supervision of Management

The Board oversees the management of the Bank by reviewing regular reports submitted by those in charge of its various segments and through discussions with the senior management of those segments. Within the scope of its supervisory role, the Board, assisted by the Human Resources Committee, oversees management by relying on the overall performance appraisal of the President and Chief Executive Officer based on the objectives set at the beginning of the year and by studying the report presented by the President and Chief Executive Officer to the Board on the individual performance of executive officers. In particular, the Board ensures, insofar as possible, that the President and Chief Executive Officer and other executive officers help create and maintain a culture of integrity within the Bank, notably by promoting the Code of Professional Conduct and related policies.

Succession Planning

The Board supervises the training, development and succession planning process for senior management, including the President and Chief Executive Officer. The Board fulfills these obligations in conjunction with the Human Resources Committee.

Risk Management

Together with the Audit and Risk Management Committee, the Board examines and approves the Bank's overall risk philosophy and risk tolerance; recognizes, identifies and understands the main risks facing the Bank (including credit, market and operational risks, as well as outsourcing risks); and ensures that appropriate systems have been implemented for effective management of such risks. The Audit and Risk Management Committee receives detailed quarterly reports from the Bank's Risk Management sector on the sector's activities, the general allowance for credit risk, impaired loans and loan losses, and compliance with regulatory capital ratios and obligations under the Basel Accord. The Board adopts and annually reviews all the major policies concerning the Bank's activity-related risks and ensures that such policies are implemented. The Audit and Risk Management Committee has discussion sessions on a regular basis, and in private, with the internal auditor and the external auditor. For more information on the Bank's risk management structure and systems, refer to the "Risk Management Approach" section in the Bank's 2006 Annual Report.

Communication with Clients, Shareholders, Investors and the General Public

Information disclosure. The Board advocates transparency in disclosing information to shareholders, investors, clients and the general public. For this purpose, the Bank has ratified an information disclosure policy which describes, in particular, the type of information to be disclosed, be it financial or other information, and when and how such information can be disclosed, in order to ensure complete, accurate and timely disclosure to stakeholders and prevent selective disclosure of information.

Disclosure Committee. The Bank set up a Disclosure Committee whose role is to ensure that information disclosure controls and procedures and financial reporting internal control procedures are implemented and operational. This Committee annually reviews the Bank's Disclosure Policy and recommends it for approval to the Audit and Risk Management Committee.

Measures for recording stakeholder reactions. The Board ensures that measures are implemented to gather the reactions of all Bank stakeholders. The Bank responds to questions from shareholders, investors and financial analysts through the Investor Relations Department, the Corporate Secretary's Office or Computershare Trust Company of Canada, the Bank's transfer agent and registrar. Clients with concerns or special needs may contact their branch or TelNat. If a complaint cannot be resolved through regular administrative channels, clients may contact the Bank's Ombudsman. The stakeholders may contact the independent directors and the Chairman of the Board by e-mail at boardofdirectors@nbc.ca. Moreover, the Bank has adopted a policy for reporting irregularities relating to accounting, internal accounting controls and auditing matters (the "Whistleblowing Policy") and procedures concerning (i) the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and (ii) the reporting by employees of the Bank of any concerns regarding accounting or auditing matters on a confidential and anonymous basis.

Internal Control and Management Information Systems
The Audit and Risk Management Committee assists the Board by examining audit and internal control processes and management information systems to verify their integrity and effectiveness. Assisting it in this function, the Disclosure Committee ensures that the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs have the necessary information to make the certifications required by regulation based on their most recent assessment and to communicate to the Audit and Risk Management Committee any deficiency deemed material or significant in the design of internal controls which could adversely affect the Bank's ability to provide reliable financial reporting, and any fraud, whether material or not, involving management or other employees with a significant role in relation to the Bank's internal controls. In addition, the Bank's internal control policies and procedures are reviewed on a regular basis by the Bank's Internal Auditor.

Corporate Governance
Lastly, the Board mandated the Committee to study, prepare, implement and supervise the Bank's corporate governance rules, policies and procedures.

Business Ethics
Code of Professional Conduct
Application and content. The Bank adopted a Code of Professional Conduct (the "Code"), which sets out the obligations of its employees, officers and directors relating to professional conduct, to the extent that it applies to them. Specifically, the Code describes the duty to act with honesty and integrity, abide by the law, treat others fairly and respectfully, keep information in the strictest confidence, avoid conflicts of interest and respect the organization. The Code is available in its entirety in both English and French on the Bank's website (www.nbc.ca) and on SEDAR's website (www.sedar.com).

Code updates and non-compliance. The Committee reviews the Code at least every two years and approves updates, if any. The Bank's management must report any material breach of the Code to the Committee and submit an annual report to it on the procedure ensuring compliance with the Code. In the event of a material breach of the Code by a director or officer, the Board would disclose the omission through a material change report filed with the CSA.

Conflict of Interest
Duty to report. The directors have a duty to report any conflict of interest to the Board. Directors do not participate in the discussions and abstain from voting when any decision is made by the Board regarding a company to which they are related.

Independent judgment. In order to ensure directors' independent judgment during the review of operations and contracts in which a director or officer has a material interest, the Committee, in conjunction with the Chairman of the Board, also reviews the outside directorships of directors by examining such elements as: the sector of the company concerned, the business ties between the company and the Bank, the number of outside boards on which the director in question serves, and the number of Bank directors already serving on the board of the company.

Measures to encourage and promote an ethical business culture. The Board advocates a culture of ethical business conduct and integrity throughout the Bank and, for this reason, attributes great importance to compliance with the Code. Moreover, a Disclosure Committee was set up by the Bank to ensure that financial information is adequately reported. Lastly, the Bank introduced a Whistleblowing Policy.

Compensation
Compensation of Directors
Principles. In order to provide adequate compensation and recognize the increasing complexity of its activities, the Board, on the recommendation of the Committee, has adopted a compensation program for directors. The purpose of this program is to give the Bank the necessary tools to recruit and retain qualified individuals to serve as members of the Board. The program also aims to align the interests of the members of the Board more closely with those of the Bank's shareholders. The Bank periodically reviews the fees paid to the directors in order to offer them adequate compensation in line with the Bank's reference market.

Retainer and meeting fees. A retainer is paid to directors for serving on the Board. Furthermore, the Chairman of the Board, committee Chairs and committee members receive additional compensation related to these positions. Until October 31, 2006, Board members were also paid fees for their attendance at meetings of the Board and of the committees on which they served. Since November 1, 2006, directors have been paid in the form of annual flat fees and no longer receive attendance meeting fees. Moreover, following a review of market trends, the Board approved an increase in director fees, including an increase in the portion of compensation paid in the form of common shares. Indeed, the Board approved payment of directors' compensation in the form of retainers in order to compensate directors for their overall duties and not only for their participation or attendance at meetings. The Bank and its subsidiaries also reimburse directors for the expenses they incur to attend meetings. For more information about the amounts allocated, refer to the "Compensation Paid by the Bank and Its Subsidiaries to Directors" table and the "Statement of Compensation of Directors" table in the Circular, which describe the compensation paid to directors in the most recently completed financial year.

Holding of shares or DSUs and share ownership requirements. Directors are required to hold Bank common shares or DSUs valued at not less than five times the amount of their annual retainer as a director of the Bank. A DSU is a right that has a value equal to the market value of a common share of the Bank at the time the DSUs are credited, i.e., quarterly, to an account in the director's name. Additional DSUs equal in amount to the dividends paid on the common shares are also credited to the account. DSUs can only be cashed when the director retires from the Board. Directors have five years from the date they take office to attain the mandatory level of shares or DSUs according to the Bank's shareholding requirements. Annual retainers for a director are paid entirely in the form of common shares or DSUs, or a combination of both, until these requirements have been met. In addition, a portion of the retainer for directors as well as part of the compensation paid to committee members and Chairs must be paid in the form of Bank shares even if requirements have been met by the directors. Directors may also elect to receive their retainer, and prior to October 31, 2006 could elect to receive their meeting fees, in the form of cash, common shares and DSUs. The number of shares and DSUs held by the directors is indicated in the "Information on Nominees for Election to the Board of Directors" section of the Circular.

Directors who are also Officers of the Bank. The directors who are also Officers of the Bank do not receive any compensation in their capacity as directors of the Bank or any of its subsidiaries.

Other compensation paid to a director. During the most recently completed financial year, only one director received, directly from the Bank or one of its subsidiaries, compensation other than that received in his capacity as a Bank director. Further to a service contract entered into in November 2004 with National Bank Financial Inc., Lawrence S. Bloomberg acts as an advisor to National Bank Financial Inc. and National Bank Financial Ltd. and, as such, receives an annual retainer, commissions, a business development allowance and reimbursement for various administrative expenses incurred when carrying out his duties. For the financial year ended October 31, 2006, Mr. Bloomberg received other compensation totalling $432,135.

Compensation of Officers

The Human Resources Committee is responsible for determining the total compensation of the Officers of the Bank. It reviews the scope of total compensation policies applicable to employees and officers, ensuring that they serve the interests of shareholders and promote the Bank's long-term growth, and recommends their approval to the Board. The Human Resources Committee also conducts an annual review of the compensation of all officers, taking into account their performance. For more information about officer compensation, refer to the "Report of the Human Resources Committee" section of the Circular.

Board Committees

The Board is assisted by three committees in the performance of its duties: the Conduct Review and Corporate Governance Committee, the Audit and Risk Management Committee, and the Human Resources Committee.

Independence

The Board committees are composed entirely of independent directors. After each regularly scheduled committee meeting, they hold meetings in camera, in the absence of members of management invited from time to time to committee meetings. A list of the committee members is found at the end of each committee's report in the Circular.

Mandates

Mandates of Board committees. The committees annually review their respective mandates to ensure that they adequately reflect their activities and responsibilities and comply with regulatory requirements, and recommend approval thereof to the Board. Each committee's mandate is provided in the "Corporate Information" section of the Bank's website (www.nbc.ca).

Mandates of Board committee Chairs. The committees annually review the mandate of their respective Chairs in order to ensure that it adequately reflects their responsibilities and recommend approval thereof to the Board. These mandates set out the duties of the committee Chairs in holding committee meetings, their role regarding the composition and functioning of the committees and their relationship with the senior management of the Bank.

Audit and Risk Management Committee. The summary of the financial literacy of the members of the Audit and Risk Management Committee, the policies and procedures for awarding contracts for non-audit services, and a description of the fees paid to the auditor can be found in the "Report of the Audit and Risk Management Committee" section of the Circular.

Ad Hoc Committee for the Selection of the Chief Operating Officer. In fiscal 2006, the Board set up an ad hoc committee to select a Chief Operating Officer. This ad hoc committee is composed of the Chairman of the Board and the Chairs of the three Board committees.

External Advisors

General powers. The Board committees have the necessary authority to retain legal counsel or other independent advisors as they deem necessary to carry out their duties and responsibilities. They also have the necessary authority to set their compensation, at the Bank's expense.

Services of human resources consultants. The Human Resources Committee retained the services of human resources consultants during the most recently completed financial year. The name of these independent external advisors, a description of their respective mandates and the fees paid to them can be found in the "Independent External Advisors" section of the Circular.

Assessment

Role of the Committee

The Committee is in charge of the process for assessing the performance and effectiveness of the Board, its committees, the Chairman of the Board, committee Chairs and directors in executing their respective mandates. To this end, assessment questionnaires are completed annually in strict confidence by the directors. The assessment process results are examined and discussed at a Committee meeting, and a report is subsequently submitted to the Board. Areas of possible improvement as well as the needs of the Board and its committees in terms of knowledge and expertise can be identified by the assessment results.

Assessment of the Board and its committees. In order to maintain privacy, confidentiality and impartiality, the assessment questionnaires of the Board and of its committees are sent to an independent outside firm, which compiles and analyzes the results. The Board assessment questionnaire covers the main responsibilities of the Board as determined in its mandate, its operations, its functioning, its composition, its overall performance, its relations with management, the quality of information provided and the level of its members' knowledge. The assessment questionnaire for the Board committees basically covers the same aspects, addressing more specifically the duties and responsibilities of each committee, as described in their respective mandates.

Review of the Chairman of the Board and committee Chairs. The Chairman of the Board is subject to a review by all Board members. Committee Chairs are subject to a review by the members of the committees that they chair. The assessment questionnaires cover the duties and responsibilities described in the mandate of the Chairman of the Board and of each committee Chair. As with the assessments of the Board and its committees, the assessment questionnaires are sent to an independent outside firm, which compiles and analyzes the results. This analysis is then sent to the Chair of the Committee.

Individual self-assessment. The aim of the self-assessment questionnaire for directors is to assess the personal contribution of each Board member with regard to the tasks entrusted to the Board and in terms of the attitude, behaviour and personal contribution of each Board member. Individual self-assessment results are provided to the Chairman of the Board, who meets with each director individually to discuss the operation of the Board, certain aspects considered in the questionnaire and results of this assessment based on the previously described Charter of Expectations for Directors.

Paul Gobeil
Chair
Conduct Review and Corporate Governance Committee

SECTION 3 | Internal Management (cont.)

Compensation Paid by the Bank and Its Subsidiaries to Directors

Fees paid to the Bank's directors for serving on the Boards of Directors and committees of the Bank and its subsidiaries for the financial year ended October 31, 2006:

National Bank of Canada	
Annual retainer of a director:	
• In cash:	$ 25,000
• In common shares:	$ 7,500
Annual retainer of the Chairman of the Board:	$ 200,000(1)
Annual retainers of committee Chairs:	
• In cash:	$ 10,000
• In common shares:	$ 5,000
Annual retainers of committee members (including committee Chairs):	
• In cash:	$ 3,500
• In common shares:	$ 2,500
Board and committee meeting fees:	$ 1,500
Quarterly retainer for Ad Hoc Committee Chair:	
• In cash:	$ 2,500
• In common shares:	$ 1,250
Quarterly Ad Hoc Committee member retainer (including committee Chair):	
• In cash:	$ 875
• In common shares:	$ 625
Ad Hoc Committee meeting fees:	$ 1,500
National Bank Life Insurance Company	
Annual retainer of a director:	
• In cash:	$ 6,000
Annual retainer of committee members:	
• In cash:	$ 1,800
Board and committee meeting fees:	$ 1,000
National Bank Trust Inc.	
Annual retainer of a director:	
• In cash:	$ 6,000
Board and committee meeting fees:	$ 500
FMI Acquisition Inc.	
Annual retainer of a director:	
• In cash:	$ 500

(1) The Chairman of the Board also receives an annual retainer as a director and an annual allowance of $25,000 for accommodation expenses.

The following statement provides more information on the subject of fees paid to each director during the most recently completed financial year.

Statement of Compensation of Directors
During the financial year ended October 31, 2006

Directors	Board Member Retainer ($)		Committee Chair Compensation ($)		Committee Member Compensation ($)		Meeting Fees ($)	Total Compensation ($)
	In Cash	In Common Shares	In Cash	In Common Shares	In Cash	In Common Shares		
Lawrence S. Bloomberg	25,000	7,500	–	–	–	–	16,500	49,000
Pierre Bourgie (ARM Chair, G, Ad Hoc)	25,000	7,500	10,000	5,000	7,875	5,625	63,000	124,000
André Caillé (HR, ARM)	25,000	7,500	–	–	5,833	4,167	46,500	89,000
Gérard Coulombe	25,000	7,500	–	–	–	–	16,500	49,000
Bernard Cyr (ARM)	25,000	7,500	–	–	3,500	2,500	30,000	68,500
Shirley A. Dawe (G, HR)	25,000	7,500	–	–	7,000	5,000	31,500	76,000
Nicole Diamond-Gélinas (ARM)	25,000	7,500	–	–	3,500	2,500	40,500	79,000
Jean Douville (Ad Hoc)	225,000	7,500	–	–	875	625	33,000	267,000
Marcel Dutil (HR)	25,000	7,500	–	–	3,500	2,500	27,000	65,500
Jean Gaulin (HR Chair, Ad Hoc Chair, ARM)	25,000	7,500	12,500	6,250	7,875	5,625	64,500	129,250
Paul Gobeil (G Chair, ARM, Ad Hoc)	25,000	7,500	10,000	5,000	7,875	5,625	63,000	124,000
Réal Raymond	–	–	–	–	–	–	–	–
Roseann Runte (G)	25,000	7,500	–	–	3,500	2,500	22,500	61,000
Marc P. Tellier (HR)	25,000	7,500	–	–	3,500	2,500	25,500	64,000
Louis Vachon	–	–	–	–	–	–	–	–
Total	525,000	97,500	32,500	16,250	54,833	39,167	480,000	1,245,250

- *The Bank does not offer a stock option plan to its directors.*
- *As Chairman of the Board, Mr. Douville regularly attends the meetings of the Board committees but receives no compensation or meeting fees. In the most recently completed financial year, Mr. Douville did, however, receive compensation for being a member of the Ad Hoc Committee.*
- *Messrs. Bloomberg, Coulombe, Raymond and Vachon did not serve on any Board committee.*
- *Mr. Caillé joined the Human Resources Committee on March 8, 2006.*
- *Mr. Vachon joined the Board on August 1, 2006.*
- *Messrs. Raymond and Vachon are not paid for serving on the Board.*

Summary of the Number of Board and Committee Meetings
During the financial year ended October 31, 2006

Board of Directors	11
Conduct Review and Corporate Governance Committee	4
Human Resources Committee	7
Audit and Risk Management Committee	16
Ad Hoc Committee	11

SECTION 3 | Internal Management (cont.)

Record of Attendance of Directors

Directors	Attendance at Board Meetings	Attendance at Committee Meetings	
Lawrence S. Bloomberg	11/11	–	
Pierre Bourgie	11/11	ARM:	16/16
		G:	4/4
		Ad Hoc:	11/11
André Caillé	11/11	HR:	5/5
		ARM:	15/16
Gérard Coulombe	11/11	–	
Bernard Cyr	9/11	ARM:	11/16
Shirley A. Dawe	10/11	G:	4/4
		HR:	7/7
Nicole Diamond-Gélinas	11/11	ARM:	16/16
Jean Douville	11/11	Ad Hoc:	11/11
Marcel Dutil	11/11	HR:	7/7
Jean Gaulin	11/11	HR:	7/7
		ARM:	14/16
		Ad Hoc:	11/11
Paul Gobeil	11/11	G:	4/4
		ARM:	16/16
		Ad Hoc:	11/11
Réal Raymond	10/11	–	
Roseann Runte	11/11	G:	4/4
Marc P. Tellier	11/11	HR:	6/7
Louis Vachon	2/2	–	

- *Mr. Caillé joined the Human Resources Committee on March 8, 2006.*
- *Mr. Vachon joined the Board on August 1, 2006.*
- *Mr. Cyr was unable to attend some Board and Audit and Risk Management Committee meetings due to health reasons.*

SECTION 4 | Other Information

Indebtedness of Directors, Executive Officers and Employees

In the normal course of business, the Bank grants loans to its directors, executive officers and employees.

Aggregate Indebtedness

As at December 18, 2006,(1) aggregate indebtedness outstanding to the Bank or any of its subsidiaries (other than loans repaid in full and routine indebtedness as defined by Canadian securities legislation) of directors, executive officers, employees and former directors, executive officers and employees of the Bank or any of its subsidiaries was as follows:

Purpose	To the Bank or its Subsidiaries ($)	To Another Entity ($)(2)
Securities purchases	3,629,418	N/A
Other	614,791,871	N/A

(1) Information on the aggregate indebtedness was obtained as at December 18 and 22, 2006.
(2) Loans granted by another entity which are the subject of a guarantee, a letter of credit provided by the Bank or any of its subsidiaries, a support agreement or other similar arrangement or understanding.

SECTION 4 | Other Information (cont.)

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

The table below presents the indebtedness, during the most recently completed financial year of the Bank, of each individual who is, or was during the most recently completed financial year, a director or Executive Officer(1) of the Bank, of each proposed nominee for election as a director of the Bank, and of each associate of any such director, Executive Officer or proposed nominee. The loans are granted either by the Bank or any of its subsidiaries, or any other entity, if the indebtedness is the subject of a guarantee, a letter of credit provided by the Bank or any of its subsidiaries, a support agreement, or other similar arrangement or understanding.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Financial Year Ended October 31, 2006 ($)	Amount Outstanding as at December 18, 2006 ($)	Financially Assisted Securities Purchases During Financial Year Ended October 31, 2006	Security for Indebtedness	Amount Forgiven During Financial Year Ended October 31, 2006 ($)
Securities Purchase Programs						
Pascal Duquette President and Chief Executive Officer, Natcan Investment Management Inc.	Indebtedness to National Bank of Canada	679,048(2)	643,901(2)	N/A	N/A	N/A
Other Programs						
Pierre Fitzgibbon Senior Vice-President Finance, Technology and Corporate Affairs	Indebtedness to National Bank of Canada	168,707(3) 457,541(4)	131,906(3) 459,879(4)	N/A N/A	N/A N/A	N/A N/A
Charles Guay President and Chief Executive Officer, Altamira and National Bank Securities Inc. and Senior Vice-President, Mutual Funds	Indebtedness to National Bank of Canada	167,113(3) 225,624(5)	96,448(3) 180,148(5)	N/A N/A	N/A N/A	N/A N/A
Alice Keung Senior Vice-President Information Technology	Indebtedness to National Bank of Canada	191,980(5)	167,485(5)	N/A	N/A	N/A
Olivier H. Lecat Senior Vice-President Internal Audit	Indebtedness to National Bank of Canada	100,255(3)	100,000(3)	N/A	N/A	N/A
Luc Paiement Co-President and Co-Chief Executive Officer, National Bank Financial Group and Senior Vice-President	Indebtedness to National Bank of Canada	388,856(4)	390,849(4)	N/A	N/A	N/A
Benoit Villeneuve Vice-President Finance	Indebtedness to National Bank of Canada	175,953(5)	162,858(5)	N/A	N/A	N/A

SECTION 4 | Other Information (cont.)

(1) For the purposes of this section, the term "Executive Officers" has the meaning set out in paragraph 1.1(1) of National Instrument 51-102 Continuous Disclosure Obligations and includes the President and Chief Executive Officer, the Chief Operating Officer, the Senior Vice-Presidents, the Vice-Presidents in charge of a principal business unit, division or function of the Bank as well as any members of management of the Bank or its subsidiaries who perform a policy-making function in respect of the Bank.

(2) This amount represents loans granted by the Bank for acquiring common shares in the capital stock of 9130-1564 Québec Inc. These loans are granted under the long-term bonus program of Natcan Investment Management Inc. and are secured by a movable hypothec for repayment of the loans. The principal bears interest at the prime rate of the Bank less 2% and, subject to the usual prepayment clauses, at least 5% of the principal is repayable on June 30 of each year.

(3) This amount represents one or more personal loans granted to purchase sundry goods and investments, according to the standards applicable to clients, except for the interest rate, which ranges between half of the prime rate and the Bank's prime rate, or a loan under a relocation agreement. This amount may also represent the balance of a personal line of credit, granted according to the standards applicable to clients, except for the interest rate, which ranges between the prime rate less 3% (but not less than the prime rate divided by 2) and the Bank's prime rate. The aggregate of the personal loans granted and the amounts authorized as a personal line of credit is not to exceed 50% of the annual gross salary of the borrower for the reduced-rate portion. The excess will be loaned at the prime rate for these products. This amount may also represent any unpaid balance on the MasterCard account, bearing interest at the rate granted to the average client divided by 2.

(4) This amount represents one or more personal leveraged loans ("Leveraged Loans") granted to finance the participant's equity commitments under the EdgeStone Affiliate Fund co-investment program. All Leveraged Loans bear interest at the federal prescribed rate published monthly and are secured by a pledge of the participant's interests in each limited partnership comprising the EdgeStone Affiliate Fund co-investment program. This program provides officers and eligible employees of the Bank and the entities that are part of the same group as the Bank the opportunity to co-invest with EdgeStone Capital Equity Fund II-A, L.P., EdgeStone Capital Equity Fund II-B, L.P., and EdgeStone Capital Venture Fund II, L.P. (collectively, the "Main Funds") and the Bank or a company in which the Bank holds an indirect interest. Officers and eligible employees are offered credit facilities by the Bank or the entities that are part of the same group as the Bank (the "Lender") through limited recourse Leveraged Loans. The Leveraged Loans bear interest and will mature on the earliest of: i) the 10th anniversary date of the establishment of the applicable Main Fund, ii) the dissolution of the applicable EdgeStone Affiliate Fund limited partnership, iii) the sale or disposal of the applicable EdgeStone Affiliate Fund limited partnership interest held by a participant, or iv) the date the principal amount of the Leveraged Loans otherwise becomes due and payable. The Lender will have personal recourse against the participant equal to 50% of the participant's total commitment (equity and leveraged portion). The Lender's recourse for the balance of the Leveraged Loans is limited to the participant's EdgeStone Affiliate Fund limited partnership interest and the distributions thereon.

(5) This amount represents one or more loans secured by a mortgage on the borrower's main residence which exceeds the borrower's annual salary. Such a loan is granted according to the standards applicable to clients, except for the interest rate, which will be the rate posted for the Bank's clients less 2%. This amount may also represent one or more loans secured by a mortgage on the borrower's secondary residence granted at market terms and conditions. Furthermore, this amount may represent an All-In-One loan; namely, a margin loan secured by a mortgage on the borrower's principal residence (provided it is a single family dwelling). Such a loan is granted at the prime rate less 2% (but not less than the prime rate divided by 2). All-In-One loans secured by a mortgage on any other real estate owned by the borrower are granted at market terms and conditions.

Liability Insurance for Directors and Officers

The Bank has a liability insurance policy for the directors and officers of the Bank and its subsidiaries. This policy protects directors and officers under circumstances where the Bank cannot indemnify them or it is not authorized to do so. The policy provides coverage of up to $100,000,000, with no deductible.

The annual premium for this insurance is $689,059. The policy expires on August 31, 2007.

Repurchase of Shares

As at the date of the Circular, the Bank had a normal course issuer bid (the "Issuer Bid") in place under which it could repurchase for subsequent cancellation through the Toronto Stock Exchange (the "TSX"), from time to time and during the period stipulated hereinafter, a maximum of 8,278,000 common shares representing approximately 5% of the outstanding common shares of the Bank.

In the opinion of the Board, the repurchase of common shares under the Issuer Bid constitutes an appropriate use of the Bank's surplus funds. The Issuer Bid commenced on January 23, 2006 and will end on January 22, 2007. The price paid by the Bank for any common share it purchases is the prevailing market price of a common share on the TSX on the purchase date.

Shareholders may obtain, free of charge, a copy of the notice of intention regarding the current Issuer Bid of the Bank, which was approved by the TSX, by writing to the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

SECTION 4 | Other Information (cont.)

Minutes

A copy of the minutes of the Annual Meeting of Common Shareholders of the Bank held on March 8, 2006 was mailed to shareholders, together with the Circular.

Additional Information

Additional information about the Bank may be obtained from its website (www.nbc.ca) and from the SEDAR website (www.sedar.com).

Financial information on the Bank can be found in the consolidated financial statements and Management's Discussion and Analysis for the Bank's most recently completed financial year.

The Bank will, upon request, promptly provide to any shareholder, free of charge, a copy of the Annual Report, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the financial year ended October 31, 2006 with the accompanying auditor's report, a copy of any subsequent quarterly report and a copy of the Management Proxy Circular of the Bank with respect to its most recent Meeting involving the election of directors. To obtain copies of these documents, please send your request to the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

Approval of the Board of Directors

The Board has approved the content of the Circular and the mailing thereof to shareholders.

Linda Caty
Vice-President and Corporate Secretary
January 16, 2007

SCHEDULE A | Shareholder Proposals

Shareholder Proposals

Proposal Nos. 1, 2, 3, 4, 5 and 6 were presented to the management of the Bank by the Mouvement d'éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, Canada H2X 1X3.

Proposal Nos. 7, 8, 9 and 10 were presented to the management of the Bank by Mr. Lowell Weir, 4 Armoyan Court, Bedford, Nova Scotia, Canada B4A 3L5.

Proposal No. 1

Shareholder proposal and statement [Translation]:

"It is proposed that the Bank disclose to shareholders in the Management Proxy Circular the names of the "consulting firms" retained by the Board for compensation-related matters, the nature of their mandates and, if mandated by the Bank's management or the Board, the fees and any other form of compensation paid to them.

In recent years, the stratospheric compensation levels of executive officers in public corporations have met with general disapproval. It is time for shareholders to put the brakes on. According to prominent French press columnist Jean-François Khan:

'When the top brass vote in favour of astronomical compensation, golden retirements or huge bonuses for themselves, it proves how incredibly and ridiculously out of touch they are with reality. No one is 600 times – much less 1,400 times – more intelligent than another. Stock options should be taxed at 90%.'

The culture of insatiable greed, which has permeated so many public companies, is a corrosive and destructive element at the root of much publicized scandals throughout the industrialized world."

Position of the Bank:

To ensure it has all the information it needs to make informed decisions and to keep abreast of market trends and best practices regarding officer compensation, the Board retains the services of external compensation consulting firms to determine a fair level of compensation, meaning a level that enables it to attract and retain the kind of talent needed for the success of the organization. The nature of the mandates assigned to these firms by the Board or management is determined only at the time they are assigned.

The Board is sensitive to shareholder concerns as regards the control exercised by the Board and its use of discretion in establishing officer compensation. The Board is of the opinion that it is reasonable to report on the fees paid to external firms retained by the Board and on the nature of the mandates entrusted to them. Moreover, the Bank already discloses the information requested by the shareholder in accordance with current regulatory requirements.

More detailed information is provided in the "Independent External Advisors" section of the Circular.

For these reasons, management recommends voting **FOR** this proposal.

Proposal No. 2

Shareholder proposal and statement [Translation]:

"It is proposed that compensation paid to executive officers be established in relation to the average salary of employees, the Bank's expenses and its financial success.

The ratio of executive compensation, including stock options, to the average salary of Bank employees should be disclosed. Moreover, compensation should be based on financial results. A recent study of the Ontario Municipal Employee Retirement System (OMERS) showed no correlation between executive compensation and the financial success of more than 60 Canadian publicly-listed companies, including Royal Bank. It would therefore be logical to conclude that the Bank's executive compensation is set arbitrarily, in disregard of good governance principles and shareholder interests."

Position of the Bank:

The Board considers compensation an essential management tool for attracting and retaining high-calibre, top-performing officers. It is therefore critical to offer compensation that is competitive with the Bank's reference market and not based on the average salary of employees.

The Human Resources Committee annually reviews total compensation policies for employees and officers to ensure they serve the interests of shareholders and promote the organization's long-term success.

The Board considers it necessary to tie in the compensation of the Bank's officers with the Bank's financial results. It is for this reason that the proportion of the variable compensation paid to officers varies from 44% to 94% of their target total direct compensation, depending on their line level and activity sector.

The purpose of the Bank's short-term variable compensation programs is to encourage officers and employees not only to achieve, but to surpass, the financial objectives set by the Bank at the beginning of the year. In fact, the financial criteria used to determine the level of results achieved are directly related to return on shareholder equity. Lastly, minimum thresholds for financial results must be reached in order for programs to be applied, and individual contributions to those results are necessary in order for bonuses to be paid. For more information, refer to the "Medium- and Long-Term Variable Compensation Programs" heading of the "Report of the Human Resources Committee" section in the Circular.

The Board is of the opinion that the total compensation policy for executive officers is based on well-defined criteria and objectives and that the compensation paid is directly related to the Bank's financial results.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 3

Shareholder proposal and statement [Translation]:

"It is proposed that stock options awarded to executive officers be closely aligned with the Bank's Added Economic Value (AEV).

Stock options granted to officers favour short-term share price growth, and are therefore detrimental to the interests of the Bank's shareholders. Robert Bertram, Executive Vice-President of the powerful Ontario Teachers' Pension Plan, says, 'If options vest immediately, you might as well give them cash and get it over with. Don't go through the illusion that you are trying to tie them into shareholder value. [...] Clearly the shareholders' interests are not being taken care of in those plans.'

The cost of options and exercising them must be linked to the creation of value for shareholders. If earnings increase faster than indebtedness, AEV is positive, which means that officers have created value for shareholders. If AEV is negative, they have jeopardized shareholders' equity, even if the stock trades at a higher price in the short term."

Position of the Bank:

Over the past three years, the Board has considered whether it is appropriate to maintain the Bank's Stock Option Plan in its current form. It has examined a number of scenarios and concluded that the existing program remains appropriate given the various restrictions on the vesting and exercise of options and the Bank's strategic vision implemented in recent years in terms of credit risk management.

In order to further align the interests of Bank officers with those of shareholders, the Stock Option Plan provides for options to vest over a four-year period, at a rate of 25% per year. Each officer on the Bank's Executive Committee must, upon exercising stock options granted after December 2002, keep for one year, in the form of common shares of the Bank, an amount equal to the gain resulting from such exercise, after tax treatment. Moreover, officers who are members of the Bank's Executive Committee are required to disclose their intention to exercise their stock options, regardless of the date on which the options were granted, by way of a news release issuable five business days prior to the intended exercise date.

The Stock Option Plan clearly provides that the price of an option may under no circumstances be lowered after the grant. Thus, Plan participants can benefit from the options granted to them only if the stock price steadily increases in the long term.

The Board is of the opinion that the Stock Option Plan remains appropriate in its current form and is aligned with the Bank's total compensation strategy, which aims to further the long-term interests of its shareholders and the Bank's long-term growth.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 4

Shareholder proposal and statement [Translation]:

"It is proposed that women occupy a minimum of one third of the seats on the Board of Directors of the Bank within three years.

The percentage of women serving as bank directors is ridiculously low, due to a long-standing, archaic tradition that relegates women to the lower echelons in major financial institutions, despite the fact that over 50% of university graduates are female. In Quebec, 24 government corporations are now required to appoint women to 50% of the seats on their boards of directors. This example should be followed in the long run by the Bank, where female representation on the Board of Directors has not kept up with the times, reflecting the situation prevalent among the vast majority of boards of public corporations where male representation continues to dominate. Statistics show that 30% of Canadian corporations have no more than one female director on their boards; 12% have two; 4%, three; 1%, four; and 1%, five, as is the case for National Bank of Canada."

Position of the Bank:

As previously described, when selecting directors the Conduct Review and Corporate Governance Committee assesses nominees, as part of the nomination process for new directors, on the basis of various selection criteria, namely, their expertise, availability, reputation for honesty and integrity, understanding of regional, national and international issues, independence and the compatibility of their potential contribution with that of other Board members, without any gender bias. The primary consideration is to have the most qualified directors so that the Board can fully assume its role of overseeing the management of the Bank's business.

The Bank is very sensitive to the issue of female representation on its Board of Directors. It has three female directors, accounting for 20% of the seats on the Board, which places the Bank in the median of its reference market.

The Bank is pleased to see the growing number of female university graduates, and is convinced that many of them will go on to become high-calibre nominees for directorships or management positions within the Bank as and when they become available. It would be contrary to best corporate governance practices to expand the size of the Board simply to recruit new female nominees.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 5

Shareholder proposal and statement [Translation]:

"It is proposed that the Annual Report include a comprehensive summary of the financial statements of the Bank's subsidiaries.

Subsection 157(2) of the *Canada Business Corporations Act* and Subsection 310(2) of the *Bank Act* stipulate that shareholders of a corporation and their personal representatives may, upon request, examine the financial statements of subsidiaries during the usual business hours of the corporation and make extracts free of charge. Refusing to grant a shareholder's request to examine the statements of subsidiaries could result in significant legal costs for a company as well as jeopardize or infringe on shareholders' rights. One way in which the Bank can respect such rights is to include a summary of the financial statements of its subsidiaries in its Annual Report.

Informed shareholders, in fact, can only exercise their vote if they possess accurate, audited information of all the company's operations, including those of the subsidiaries whose financial statements are currently beyond the scrutiny of shareholders. The culture of secrecy contravenes the principles of good governance. It is illogical and incongruous for public companies to be both open and closed!"

Position of the Bank:

Contrary to the claim made by the shareholder submitting this proposal, the Bank respects the right of shareholders to examine the financial statements of its subsidiaries and is transparent in this regard. Any shareholder who so requests is allowed to review the financial statements of the Bank's subsidiaries, in compliance with the relevant provisions of the *Bank Act* (Canada), at the Bank's Head Office during regular business hours. Recourse to the courts is not necessary for a shareholder to gain access to the financial statements of the Bank and its subsidiaries.

In view of this situation, management considers it unreasonable for the Bank to be required to include a summary of its subsidiaries' financial statements in its Annual Report given that they are already indirectly included in its consolidated financial statements. These statements provide the shareholder reviewing them with an overview of the financial position of both the Bank and its subsidiaries.

Lastly, management is of the opinion that agreeing to such a request would unnecessarily lengthen the Annual Report and increase its production costs.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 6

Shareholder proposal and statement [Translation]:

"Given the serious concerns voiced by many observers and regulators concerning the effects of hedge funds on the stability of the financial system, it is proposed that the Bank make publicly available information on its direct or indirect participation in this type of activity.

La puissance des hedge funds menace la planète finance [The power of hedge funds threatens the financial community (Translation)] was the headline on *Le Monde économie* on October 3, 2006. The newspaper article focused on Amaranth, the US speculative fund that posted losses in excess of US $6 billion (more than 50% of its assets) within a two-day period through speculative trading on the gas market. The article also made reference to the collapse of another US hedge fund, LTCM, which compelled the US Federal Reserve to lower interest rates to avert a ripple effect in the financial system. The October 5, 2006 issue of *La Presse* printed a recommendation by the Investment Dealers Association of Canada (IDA) to regulate speculative funds in order to protect investors. These funds, which have tripled in recent years, operate predominantly out of tax havens and continue to be non-transparent and beyond the reach of controls. They are regulated only indirectly through monitoring by their lending institutions."

Position of the Bank:

The Bank, either directly or indirectly through its subsidiaries, retains the services of portfolio fund managers of "absolute return" funds (also known as "hedge funds") to manage segregated funds using its own capital and those of certain clients. Portfolio managers are authorized to direct trading related to such accounts, but not to transfer funds or securities out of these accounts. All trading is monitored on a daily basis by the Bank's risk management systems. The aggregate value at risk for the Bank includes such trading and is subject to the same approval process as other investment activities. Management is therefore of the opinion that special disclosure is not necessary given that these activities are adequately monitored and present low risk.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE A | Shareholder Proposals (cont.)

Proposal No. 7
Shareholder proposal and statement:
"Independent Committee on Shareholder Proposals

It is proposed that the Bank set up a proactive policy on proposals from shareholders by establishing an Independent Committee excluding Management to evaluate proposals submitted from Bank shareholders. Currently, proposals from shareholders are automatically rejected by Management without (in my opinion) proper and due consideration. A review of proposals submitted in the last seven years provides support for this assertion.

Year	Number Of Proposals	Number Supported by Management	Number Subsequently Implemented by the Bank
2006	4	0	0
2005	4	0	1
2004	11	0	2
2003	4	0	1
2002	1	0	0
2001	4	0	1
2000	6	0	5

It is recommended that the Independent Committee review proposals submitted and provide recommendation to Management and shareholders."

Position of the Bank:
Bank management scrupulously examines each proposal submitted by shareholders and determines whether it should be included in the Management Proxy Circular in accordance with the criteria established by the *Bank Act* (Canada). The Bank then adopts a position, based on its own interests and those of shareholders, on proposals to be included. Any Bank sectors affected by the proposal participate in developing the position to be adopted by management. The Conduct Review and Corporate Governance Committee, which is comprised entirely of independent members, studies the proposals received, as well as management's recommendations thereon, and approves such recommendations, as applicable.

The Bank is sensitive to requests submitted by shareholders. There have been many occasions where management has been receptive to the principle at the core of a proposal but refrained from taking a position in its favour either because of the wording or because of ambiguities in the related regulations. On such occasions, management made the necessary changes to respond affirmatively to the shareholder's concerns, without, however, adopting the proposal. In other situations, as is the case this year, management has recommended that shareholders vote in favour of a proposal.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 8
Shareholder proposal and statement:
"Annual Meeting-Alternate Language of Meeting

It is proposed that in alternating years, the Annual Meeting of the Bank be conducted in English.

In the last several years the Bank has raised the profile of the Bank in English Canada and the United States, adding a large number of English speaking shareholders."

Position of the Bank:
The Bank's Annual Meeting of Shareholders is usually held in Montreal. As meeting attendees are primarily French-speaking, management feels the meeting should be conducted in French. However, a simultaneous interpretation service is offered to all those who attend, whether in person or via the Bank's webcast. Moreover, those who wish to address the meeting may do so in French or English. Lastly, the officers present at the Annual Meeting are able to answer questions in English.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE A | Shareholder Proposals (cont.)

Proposal No. 9
Shareholder proposal and statement:
"Rotational Annual Meeting

It is proposed that the Bank hold the Annual Meeting at locations throughout Canada on a rotational basis.

National Bank maintains a large and growing presence among Canadian investors. In recognition of this growing shareholder interest outside its traditional Quebec base, it is proposed that the Annual Meeting be rotated throughout Canada."

Position of the Bank:
As stated in its mission, the Bank "builds on its position of strength in Quebec to continue its expansion elsewhere in Canada and in other select markets." Management is therefore of the opinion that the Bank's Annual Meeting of Shareholders – an important public relations event – be held in Quebec where most of its clients are located. Holding the annual meeting in a city other than where the Bank's Head Office is located would cause certain logistical challenges and by extention higher costs. Moreover, most public issuers hold their annual meeting in the city where their head office is located. Finally, all shareholders can access the annual meeting via the webcast, either live or at a later time, from any location.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 10
Shareholder proposal and statement:
"Elimination of Discrimination by Language in the Selection of a Chief Executive Officer

It is proposed that the Bank eliminate its current (unofficial) policy of discriminating against non-francophone candidates for the position of Chief Executive Officer. It is in the best interests of all shareholders that the position is given to the most qualified candidate."

Position of the Bank:
Selecting the Chief Executive Officer is a task to which the Board attaches the greatest importance. To assist it in this task, the Board creates, on an as-needed basis, an ad hoc committee composed entirely of independent members who must first identify the qualifications required for this position and subsequently evaluate candidates. Once the specific criteria for each position have been met, all senior officers of the Bank, including the Chief Executive Officer, are selected in a neutral process based on a number of objective criteria such as expertise, knowledge, competencies and management qualities.

Management deems that no discrimination on the basis of language occurs at the Bank. In fact, the Bank is committed to fostering a work environment that is free of all discrimination and has implemented a number of controls to prevent cases of discrimination, namely, a code of professional conduct and a policy on harassment. We are also the only financial institution to have signed a memorandum of understanding in this regard with the Canadian Human Rights Commission. Bank employees or officers who feel they are victims of discrimination have recourse to various channels through which they may file a complaint and seek appropriate assistance (such as the Employees' Ombudsman). The Bank does its utmost to prevent discriminatory actions and, should such situations arise, ensures appropriate corrective measures are taken as quickly as possible.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B | Mandate of the Board of Directors

Mission and Main Responsibilities

The main duty of the Board of Directors (the "Board") of National Bank of Canada (the "Bank") is to oversee the Bank's management, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee and the Human Resources Committee. It assigns responsibility for managing and directing the operations of the Bank to management and assumes the duties and responsibilities set out herein.

Composition and Independence

The Board is composed of directors who possess extensive complementary knowledge, competencies and skills, as well as relevant expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business and the orientation of its development.

Directors have the necessary time and interest to perform their duties effectively.

Directors act with integrity and exercise impartial judgment in performing their duties and fulfilling their responsibilities. They are bound by the provisions of the Code of Professional Conduct and other rules of ethics applicable to directors, officers and employees of the Bank and its subsidiaries.

A majority of the members of the Board are directors who are "independent" within the meaning of the regulations of the Canadian Securities Administrators.

The members of the Board who are independent regularly meet *in camera* at the end of each Board meeting under the direction of the Chairman of the Board.

The Board, either directly or through one of its committees, adopts structures and procedures to ensure the Board functions independently of management.

Directors are required to disclose any conflict of interest to the Chairman of the Board or to the Chair of the Conduct Review and Corporate Governance Committee.

1. Duties and Responsibilities

The Board, either directly or through its committees, has the following duties and responsibilities:

(i) Strategic Planning

Review, discuss and periodically approve a strategic plan in which the Bank establishes its mission, vision, business objectives and strategy, taking into account the business opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank.

Review, discuss and periodically approve business plans relating to the Bank's main operations and have them updated regularly to ensure they remain appropriate and prudent given the Bank's economic and business environment, its resources and its results.

Review and approve the Bank's actual operating and financial results in relation to projected results based on its business objectives, its strategic plan and its business plans.

Review and approve operating budgets.

(ii) Assessing Risks

Review and approve the overall risk philosophy and risk tolerance of the Bank, recognize and understand the major risks to which the Bank is exposed and ensure that appropriate systems are set up for effective management of those risks.

Require that management report on the major risks to which the Bank is exposed, the integrity of procedures and controls to manage those risks and the overall effectiveness of the risk management process.

Plan an independent assessment of risk controls and procedures implemented by the Bank.

Require that management adopt a process aimed at determining the Bank's appropriate level of capital in terms of the risks assumed and oversee its implementation and application.

Discuss and approve all major policies of the Bank, including those setting acceptance, monitoring, management and reporting rules for material risks to which the Bank is exposed, as well as changes to risk management policies.

Approve all certifications, reports and any other declarations required from time to time by a regulatory authority and that fall within the Board's purview.

Approve all material aspects of risk ratings and assessment processes.

(iii) Description of the Duties of the Chairman of the Board

Approve the description of the duties assumed by Chairman of the Board when the directors who are members of management or the Chairman of the Board is not present.

Assess, on an annual basis, the performance of the Chairman of the Board.

(iv) Succession Planning and Director Compensation

Approve the appointment of any new nominee for the position of director, review and approve directors' compensation, how that compensation is paid, and the allowances given to directors, and oversee the succession planning process for the Board introduced by the Conduct Review and Corporate Governance Committee.

(v) Assessing the Effectiveness of the Board and Revising its Mandate

Regularly assess the effectiveness of the Board, its committees and its directors, in accordance with a process implemented by the Conduct Review and Corporate Governance Committee.

Review the mandate of the Board periodically.

(vi) Succession Planning for Senior Management

Select and evaluate the President and Chief Executive Officer, set his compensation, and ensure succession planning.

Approve the appointment of qualified and competent members of senior management, set their compensation, ensure their training and development, and plan their succession.

(vii) External Auditors

Recommend to the shareholders the appointment of the external auditors and approve their remuneration.

(viii) Communication and Disclosure
Approve policies on the communication and disclosure of information to shareholders, investors and the general public.

Ensure that measures are in place to receive feedback from Bank clients, shareholders, investors as well as any other stakeholders, including financial analysts.

(ix) Integrity and Ethics
Ensure that the rules of conduct and ethics are maintained, in particular by adopting a code of professional conduct for directors, officers and employees of the Bank and its subsidiaries and that the Bank has an ongoing, appropriate and effective process to guarantee compliance with these rules.

Ensure that any material breach of the code of professional conduct by a director or member of senior management is disclosed in accordance with continuous disclosure obligations.

Require that management set up a compliance program to ensure Bank compliance with the Act, applicable regulations and any other obligations.

Ensure, to the extent possible, that the Chief Executive Officer and other members of senior management are highly principled and that they foster a culture of integrity throughout the organization.

Review and approve sound internal governance policies.

(x) Material Transactions
Discuss and approve any activity, contract or agreement that is not compatible with the Bank's mission or is not in its normal course of business.

Review and approve policies with respect to major initiatives and activities.

(xi) Governance of Major Subsidiaries
Discuss and determine the structure and general corporate governance principles applicable to the Bank's major subsidiaries in order to enhance the effectiveness of the supervision carried out by the Board.

Ensure that procedures are in place for communication between the Board and committees of the Bank and those of its main subsidiaries.

(xii) Exclusive Powers
Approve all matters that the Act assigns exclusively to directors, in particular the approval of dividends, certain related party transactions under the Act, and procedures to resolve conflicts of interest.

(xiii) Residual Powers
Assume any responsibility not delegated to management.

2. Board Committees

(i) Types of Committees
The Board is responsible for overseeing the management of the Bank and may set up the appropriate committees to assist it in this role.

The Board may, from time to time, review the types of committees, appoint members and delegate the appropriate authority to such committees, and approve their respective mandates.

(ii) Composition
The directors appoint the Committee members and ensure that each committee's composition complies with all applicable regulations.

(iii) Committee Mandates
Together with the Conduct Review and Corporate Governance Committee, the Board develops and approves the mandates of each Board committee as well as those of the Chairman of the Board and committee chairs. The mandates describe their respective roles and responsibilities.

(iv) Committee Minutes
The Board committees record the minutes of each of their meetings, and the minutes are made available to the Board.

(v) Special or Ad Hoc Committees
The Board may, from time to time, form appropriate special or ad hoc committees.

3. Expectations of the Board Regarding Directors

The Board requires that directors comply with the obligations set out in the "Composition and Independence" section hereof insofar as concerns the rules of conduct and ethics, the amount of time directors must devote to their duties, and the requisite competencies. The directors must also comply with the Charter of Expectations for directors.

Together with the Conduct Review and Corporate Governance Committee, the Board oversees the implementation of orientation programs for new directors and ongoing education programs on the operations of the Bank and its subsidiaries for all Bank directors that take into account each director's needs and knowledge.

4. Expectations of the Board Regarding Management

(i) Duty to Report
Management is responsible for the day-to-day management of the Bank's operations pursuant to the powers delegated by the Board and in accordance with the laws and regulations applicable to the Bank.

Management facilitates the Board's supervision of business operations and internal administration of the Bank by the members of the Board by providing the Board with accurate, complete, relevant and timely information and reports. Management reports to the Board, providing it with informed opinions on such matters as the Bank's objectives, strategies, plans and policies.

Head Office

National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 4th Floor
Montreal, Quebec, Canada H3B 4L2
Telephone: 514-394-5000
Website: www.nbc.ca

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost share certificates, tax forms and estate transfers, shareholders are requested to contact Computershare Trust Company of Canada, the Bank's Transfer Agent and Registrar, at the address and telephone numbers below.

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec, Canada H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail address: service@computershare.com
Website: www.computershare.com

For all correspondence (mailing address):
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

Other shareholder inquiries may be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec, Canada H3B 4L2
Telephone: 1-866-517-5455
Fax: 514-394-6196

E-mail address: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Legal deposit:
1st Quarter 2007
Bibliothèque nationale du Québec
ISBN 978-2-921835-01-5

Cascades Paper, New Life OPAQUE, 30% post-consumer recycled fibres



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NATIONAL
BANK
OF CANADA

www.nbc.ca

File No. 82-3764



NATIONAL
BANK
OF CANADA

Special Meeting of Holders of First Preferred Shares of the Bank – March 7, 2007

Security Class

Holder Account Number

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Form of Proxy

This proxy is solicited by the management of the Bank.

Instructions

Signature: This form of proxy must be signed by the shareholder or by the shareholder's duly authorized agent. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or agent of the legal entity, estate or trust. Signatories of the form of proxy must specify in what capacity they are signing.

Assumption regarding the signing date: If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

Proxyholders: Subject to the voting right restrictions under the *Bank Act* (Canada), the shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the back of the form of proxy and may do so by striking out the names appearing thereon and inserting the name of the person chosen in the blank space provided. A proxyholder is not required to be a shareholder of the Bank.

Voting Instructions: The proxyholder identified on the back of the form of proxy will exercise the voting rights attached to the First Preferred Shares, in accordance with the instructions given.

If no instructions are given, the voting rights attached to the First Preferred Shares will be exercised by the proxyholder who is a director of the Bank by voting as follows: FOR item 1. If no instructions are given, the voting rights attached to the First Preferred Shares will be exercised at the discretion of any other proxyholder with respect to such matters.

The form of proxy confers on the designated proxyholder therein, discretionary authority with respect to any proposed amendments or variations to the matters set out therein or any other business which may properly come before the meeting of shareholders. Any proxy previously given is hereby revoked.

Validity: In order to be valid, this form of proxy must be returned in the postage-paid envelope provided or by mail to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or forwarded by fax to 1-866-249-7775, no later than 5:00 p.m. (EST) on March 5, 2007.

Revocation: Shareholders may revoke their proxy by delivering a written notice to that effect signed by them or by their duly authorized agents to:

Fold

i) the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 De La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than 5:00 p.m. (EST) on the last business day preceding the date of the meeting of shareholders, namely, on March 6, 2007, or any continuation thereof after an adjournment; or

ii) the Chairman of the meeting on the day of the meeting, or any continuation thereof after an adjournment.

Confidentiality of votes: In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the meeting of shareholders by Computershare Trust Company of Canada, transfer agent and registrar of the Bank. Computershare Trust Company of Canada submits a copy of a form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when necessary to comply with legal requirements.

PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CONTACT THE PROXY SOLICITATION FIRM GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC. BY CALLING 1-866-288-5879.

METHOD OF VOTING



To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this form of proxy in the postage-paid envelope provided.



To Vote by Facsimile

- Complete, sign and date the reverse hereof.
- Forward it by facsimile (toll-free in Canada and the U.S.) to 1-866-249-7775.
- Forward it by facsimile to 416-263-9524 for calls outside Canada and the U.S.

050NB4000S

00EONJ

The undersigned shareholder of **NATIONAL BANK OF CANADA** (the "Bank") hereby appoints **Réal Raymond**, failing whom **Jean Douville**, failing whom **Paul Gobeil**, or instead of the foregoing, ______________________________, as proxyholder to attend and act for and on behalf of the undersigned at the **SPECIAL MEETING OF HOLDERS OF FIRST PREFERRED SHARES OF THE BANK TO BE HELD ON MARCH 7, 2007 AT 9:30 A.M.** (EST) (the "Meeting") and at any continuation thereof after an adjournment, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

Bank Proposal — Management of the Bank recommends voting FOR item 1 below:

1. **Amendment to Section 1 of By-Law II of the Bank**	☐ **FOR**	☐ **AGAINST**

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THE INSTRUCTIONS APPEARING ON THE FRONT ARE AN INTEGRAL PART OF THIS FORM OF PROXY. PLEASE READ THEM CAREFULLY.

DATE: ______ / ______ / ______ **SIGNATURE OF SHAREHOLDER:** ______________________________

☐ **Interim Financial Statements**

Tick this box if you wish to receive interim financial statements and the related management's discussion and analysis by mail.

☐ **Annual Report**

Tick this box if you do NOT wish to receive the annual financial statements and the related management's discussion and analysis by mail.

AR2 NABQ

00EOOG

File No. 82-3764



NATIONAL BANK OF CANADA

Annual and Special Meeting of Holders of Common Shares of the Bank – March 7, 2007

Security Class

Holder Account Number

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Form of Proxy

This proxy is solicited by the management of the Bank.

Instructions

Signature: This form of proxy must be signed by the shareholder or by the shareholder's duly authorized agent. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or agent of the legal entity, estate or trust. Signatories of the form of proxy must specify in what capacity they are signing.

Assumption regarding the signing date: If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

Proxyholders: Subject to the voting right restrictions under the *Bank Act* (Canada), the shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the back of the form of proxy and may do so by striking out the names appearing thereon and inserting the name of the person chosen in the blank space provided. A proxyholder is not required to be a shareholder of the Bank.

Voting instructions: The proxyholder identified on the back of the form of proxy will exercise the voting rights attached to the common shares, in accordance with the instructions given.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director of the Bank by voting as follows: FOR items 1 to 8 and AGAINST items 9 to 17. If no instructions are given, the voting rights attached to the common shares will be exercised at the discretion of any other proxyholder with respect to such matters.

The form of proxy confers, on the proxyholder designated therein, discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the meeting of shareholders. Any proxy previously given is hereby revoked.

Election of directors: Shareholders have the option of voting FOR or of WITHHOLDING their vote for each nominee.

The Bank has introduced majority voting, which will apply for purposes of electing nominees as directors. For more information on majority voting, refer to the "Majority Voting" heading in the "Report of the Conduct Review and Corporate Governance Committee" section of the Management Proxy Circular enclosed with this form of proxy.

Validity: In order to be valid, this form of proxy must be returned in the postage-paid envelope provided or by mail to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or forwarded by fax to 1-866-249-7775, no later than 5:00 p.m. (EST) on March 5, 2007.

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Revocation: Shareholders may revoke their proxy by delivering a written notice to that effect signed by them or by their duly authorized agents to:

i) the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 De La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than 5:00 p.m. (EST) on the last business day preceding the date of the meeting of shareholders, namely, on March 6, 2007, or any continuation thereof after an adjournment; or

ii) the Chairman of the meeting on the day of the meeting, or any continuation thereof after an adjournment.

Confidentiality of votes: In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the meeting of shareholders by Computershare Trust Company of Canada, transfer agent and registrar of the Bank. Computershare Trust Company of Canada submits a copy of a form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when necessary to comply with legal requirements.

PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CONTACT THE PROXY SOLICITATION FIRM GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC. BY CALLING 1-866-288-5879.

METHOD OF VOTING



To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this form of proxy in the postage-paid envelope provided.



To Vote by Facsimile

- Complete, sign and date the reverse hereof.
- Forward it by facsimile (toll-free in Canada and the U.S.) to 1-866-249-7775.
- Forward it by facsimile to 416-263-9524 for calls outside Canada and the U.S.

050NB40003

00EOJK

The undersigned shareholder of **NATIONAL BANK OF CANADA** (the "Bank") hereby appoints **Réal Raymond**, failing whom **Jean Douville**, failing whom **Paul Gobeil**, or instead of the foregoing, ______________________________, as proxyholder to attend and act for and on behalf of the undersigned at the **ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES OF THE BANK TO BE HELD ON MARCH 7, 2007 AT 9:30 A.M.** (EST) (the "Meeting") and at any continuation thereof after an adjournment, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

Bank Proposals – Management of the Bank recommends voting FOR items 1 to 7 below:

1. Election of Directors: Nominees

Nominee	FOR	WITHHOLD
1.01 – Lawrence S. Bloomberg	☐	☐
1.02 – Pierre Bourgie	☐	☐
1.03 – André Caillé	☐	☐
1.04 – Gérard Coulombe	☐	☐
1.05 – Bernard Cyr	☐	☐
1.06 – Shirley A. Dawe	☐	☐
1.07 – Nicole Diamond-Gélinas	☐	☐
1.08 – Jean Douville	☐	☐
1.09 – Marcel Dutil	☐	☐
1.10 – Jean Gaulin	☐	☐
1.11 – Paul Gobeil	☐	☐
1.12 – Réal Raymond	☐	☐
1.13 – Roseann Runte	☐	☐
1.14 – Marc P. Tellier	☐	☐
1.15 – Louis Vachon	☐	☐

Item	FOR	WITHHOLD
2. Appointment of Auditor	☐	☐

Item	FOR	AGAINST
3. Amendment to Section 4.5 of By-Law I of the Bank	☐	☐
4. Amendment to Section 1 of By-Law II of the Bank	☐	☐
5. Amendment to the Bank's Stock Option Plan – Increase in the Number of Reserved Shares	☐	☐
6. Amendment to the Bank's Stock Option Plan – Amendment Procedure for the Stock Option Plan	☐	☐
7. Amendment to the Bank's Stock Option Plan – Conditional Expiration Dates	☐	☐

Shareholder Proposals – Management of the Bank recommends voting FOR item 8 and AGAINST items 9 to 17 below:

Item	FOR	AGAINST
8. Shareholder Proposal No. 1:	☐	☐
9. Shareholder Proposal No. 2:	☐	☐
10. Shareholder Proposal No. 3:	☐	☐
11. Shareholder Proposal No. 4:	☐	☐
12. Shareholder Proposal No. 5:	☐	☐
13. Shareholder Proposal No. 6:	☐	☐
14. Shareholder Proposal No. 7:	☐	☐
15. Shareholder Proposal No. 8:	☐	☐
16. Shareholder Proposal No. 9:	☐	☐
17. Shareholder Proposal No. 10:	☐	☐

The text of the shareholder proposals is set out in Schedule A of the Management Proxy Circular.

THE INSTRUCTIONS APPEARING ON THE FRONT ARE AN INTEGRAL PART OF THIS FORM OF PROXY. PLEASE READ THEM CAREFULLY.

DATE: ______ / ______ / ______ SIGNATURE OF SHAREHOLDER: ______________________________

☐ **Interim Financial Statements**

Tick this box if you wish to receive interim financial statements and the related management's discussion and analysis by mail.

☐ **Annual Report**

Tick this box if you do NOT wish to receive the annual financial statements and the related management's discussion and analysis by mail.

AR2 NABQ

00EOKG

File No. 82-3764


NATIONAL
BANK
OF CANADA

For immediate release

Press Release

National Bank of Canada announces a buyback program of up to 5 per cent of its common shares

Montreal, January 30, 2007 – National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5% of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, for a period not exceeding 12 months from February 1, 2007 to January 31, 2008, purchase up to 8,102,000 common shares. The purchases will be made through the facilities of the Toronto Stock Exchange. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank. The common shares acquired pursuant to the normal course issuer bid will be cancelled.

There were 162,553,220 common shares of the Bank issued and outstanding as at January 25, 2007. Under its previous normal course issuer bid, the Bank purchased and cancelled 4,000,920 common shares, at an average price of $61.56 per common share.

The normal course issuer bid program represents a proper utilization of the Bank's available funds and is being established to enhance shareholder value.

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $116 billion in assets and, together with its subsidiaries, employs 16,972 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives.):*

Denis Dubé
Director – Public Relations
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 De La Gauchetière Street West
10th Floor
Montréal (Québec) H3B 4L2

END

